Form 20-F
period 2016-12-31
PV Nano Cell, Ltd.
filed 2017-05-16
CIK 1627480

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 14,505,126 ordinary shares, nominal value NIS 0.01 per share, as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐  Accelerated filer  ☐  Non-accelerated filer ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this annual report are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

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

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A.          Selected Financial Data.

SELECTED FINANCIAL DATA

We prepare our historical consolidated financial statements in accordance with U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2013 to 2016. The selected consolidated statements of operations data for the years 2014, 2015 and 2016, and the selected consolidated balance sheets data at December 31, 2015 and 2016, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of operations data for the year 2013, and the selected consolidated balance sheet data at December 31, 2013 and 2014, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. These selected financial data should be read in conjunction with our consolidated financial statements, as set forth in Item 18, and are qualified entirely by reference to such consolidated financial statements.

US $	Year ended December 31,
Consolidated Statement of Operations Data:	2013	2014	2015	2016
Revenues	$12,202	$41,953	$60,740	$67,678
Other income	17,170	15,898	7,592	10,403
Total Revenues	29,372	57,851	68,332	78,081
Cost of Revenues	36,771	79,215	69,051	78,622
Gross loss	7,399	21,364	719	541
Research and development, net	834,261	959,746	720,997	632,826
Sales and marketing	110,577	136,770	245,756	336,287
General and administrative	347,843	809,927	807,277	571,110
Total operating expenses	1,292,681	1,906,443	1,774,030	1,540,223
Operating loss	1,300,080	1,927,807	1,774,749	1,540,764
Financial expenses (income), net	291,109	236,561	(1,094)	80,636
Net loss	$1,591,189	$2,164,368	$1,773,655	$1,621,400

Deemed dividend	-	1,842,061	-	-
Net loss attributable to holders of Ordinary shares	$1,591,189	$4,006,429	$1,773,655	$1,621,400

Basic and diluted net loss attributable to holders of Ordinary shares per share	$0.71	$1.24	$0.14	$0.12

Weighted average number of common stock	2,226,900	3,222,644	12,745,710	13,704,673

US $	Year ended December 31,
Consolidated Balance Sheet Data:	2013	2014	2015	2016
Current assets	$117,895	$816,099	$226,717	$335,798
Non-current assets	215,107	226,546	217,794	400,992
Total assets	393,092	1,042,645	444,511	736,790

Total liabilities	454,796	1,231,823	2,100,092	2,641,009
Total stockholders’ deficit	$(61,704)	$(189,178)	$(1,655,581)	$(1,904,219)

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

We have a limited operating history. We have incurred net losses since our inception in 2009, including a net loss of approximately $1.6 million for the year ended December 31, 2016. As of December 31, 2016, we had an accumulated deficit of approximately $12.2 million. To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures, our ability to obtain funding through equity or debt financings, strategic collaborations, or grants and our ability to commercialize our products or technologies. We do not know whether or when we will become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

We have limited product revenues and revenues generated from our sales of Sicrys™ inks are not presently sufficient to sustain our operations. Our total revenues generated from sales of our inks were $41,953, $60,740 and $67,678 for the years ended December 31, 2014, 2015 and 2016, respectively. We have incurred net losses since our inception in 2009, including a net loss of approximately $1.6 million for the year ended December 31, 2016.

Our history of net losses has raised substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2016 with respect to this uncertainty. We have limited product revenues and revenues generated from our sales of Sicrys™ inks are not presently sufficient to sustain our operations and we believe that we will need to raise significant additional funds before we have significant cash flow from operations. Accordingly, our ability to continue as a going concern will require us to seek alternative financing to fund our operations. This going concern opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

We will need significant additional capital, which we may be unable to obtain.

As of December 31, 2016, we had cash reserves of $126,222. As of April 30, 2017, we had sufficient cash to fund operations for approximately two months if we do not raise additional capital. We will need to raise additional capital to continue our operations beyond such two month period, or earlier if we change our current strategy or operating plan. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments are likely to be dilutive to existing stockholders. Furthermore, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

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

As one of our strategies to increase sales, we intend to acquire inkjet printers to be deployed, free-of-charge, to consumers who agree to purchase a minimum quantity of inks from us, in certain specific fields (e.g. production of printed circuit boards or PCBs). There can be no assurance that such printers will be available to us on acceptable terms, or at all, that customers will be willing to make such minimum purchase commitments or that the printers will work as expected in the commercial environment. In December 2016, we purchased the first beta printer and deployed it to a customer in Israel. We are currently in the debugging process for this printer, and we are developing customized products with this customer for one layer printed electronics. We intend to eventually enter into an agreement with this printer producer for the sale of our ink. We are negotiating with additional printer producers to develop and provide us with printers which could ultimately enable us to deploy the printers to customers and to provide ink to customers with such printers. There is no assurance that the first printer will be successfully debugged, that the first customer will accept this printer, that the first customer will order any or significant quantities of our ink, that we will enter into an agreement for the sale of our ink with the first customer or any future customers, or that we will successfully conclude our negotiations with additional printer producers and develop additional sources of printers. As an additional strategy to increase sales we have engaged a representative in Korea who has a sub-representative in Japan. Neither of these representatives are employees of the Company. Each is attempting to find additional ink customers for printers that use our ink, including, but not limited to, HP model printers. There is no assurance that these representatives will be successful in any manner in finding customers for our ink or that we will successfully develop business in Korea, Japan or anywhere else in Asia.

In order to expand our capabilities to sell inks and introduce the additive digital conductive printing technologies to the market, in February 2017, we signed an LOI to negotiate in good faith and enter an agreement, subject to the completion of due diligence and other closing conditions, such as obtaining additional funding, to acquire DigiFlex Ltd., or Digiflex, an Israeli corporation which develops, manufactures and distributes its own printing system and polymeric inks (non conductive). DigiFlex has developed and is selling printers for the graphics industry. If an agreement is reached, we intend to adapt the Digiflex printers and the polymer inks they have developed so that they are compatible with our inks and produce multi-layer PCBs. The Digiflex printers are for low volume printing. There is no assurance that an agreement to acquire DigiFlex will be reached. Additionally, there is no assurance that we will be able to adapt the Digiflex printers to our inks, or that they will be able to produce PCBs. Further, there is no assurance that we will be able to adapt the Digiflex printers to our market demands or that they will be accepted by the market and conversely, there is no assurance that we will be able to keep and or ramp up Digiflex sales in the graphics industry, or that we will be able to adapt their inks to our PCB requirements.

Our ink products may not be compatible with commercially available printers and printer heads.

We have successfully certified our ink with several manufacturers of commercially available printers and printer heads, and are in the process of certifying our ink products with additional manufacturers of commercially available printers and printer heads, as this is critically important to convince potential customers to implement inkjet technology and purchase our inks. If we are unable to certify our ink products with a sufficient number of manufacturers of popular printers and printer heads, our ability to widely market our ink products will be impaired and we may be unable to generate significant revenue.

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

We manufacture our inks at our Migdal Ha’Emek facilities. We currently have capacity to produce an estimated two tons of ink per year and intend to upgrade our facilities (estimated at $500,000) to increase production capacity to 20 tons per year, if and when demand for our inks is projected to surpass our production capabilities. If the demand for our conductive inks does not increase, we may have significant excess manufacturing capacity and under-absorption of our fixed costs, which could in turn adversely affect our gross margins. In the event that demand for our conductive inks outgrows our internal manufacturing capacity, we intend to engage third-party manufacturers to produce additional inks. There can be no assurance that we will be able to enter into agreements with qualified manufacturers on terms acceptable to us, or at all, or that, once contracted, such manufacturers will perform as expected.

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

In addition, silver-based inks are more expensive than copper-based inks. We are aware of at least four companies seeking to develop copper-based inks for inkjet printing, including NovaCentrix, Hitachi Chemical Co. Ltd., IntrinsiQ Materials Ltd. and Nanotec-USA. However, to our knowledge, none of our competitors has copper-based inks in mass production and at a commercially viable price and quantity, and some are using copper oxide as a precursor in their inks instead of copper. Copper precursors are less effective for thick patterns and high throughput. To our knowledge, we are the only company offering as much as a 50% copper inkjet ink, although we are not yet in mass production. As, to our knowledge, no one has proven our strategy to be effective, there is no assurance that we will be successful and the utilization of 50% copper inkjet ink may not prevail.

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

There is no scientific agreement on the health effects of nanomaterials, but some scientists believe that, in some cases, nanomaterials may be hazardous to an individual’s health or the environment. The science of nanotechnology is based on arranging atoms in such a way as to modify or build materials. Depending on the nanomaterials used, the resulting material may not be found in nature; therefore, the effects are unknown. Our technologies are based on nanometals that are, at most times, dispersed in a liquid minimizing the exposures risks. Moreover, once the metal particles have been printed and sintered they are no longer nanometals, therefore lowering the risks. We take appropriate precautions for employees working with our materials and believe that any health risks related to the nanometals used in potential products can be minimized. Future research into the effects of nanomaterials, in general, on health and environmental issues may have an adverse effect on products using our technology.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. We have not determined whether we have been a PFIC for 2016 or any previous year, or whether we will be a PFIC in 2017 or in any future year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor, as defined in “Taxation — U.S. Federal Income Tax Consequences”, owns Ordinary Shares, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our Ordinary Shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Ordinary Shares by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of share sales. A “qualified electing fund” election may alleviate some of the adverse consequences of PFIC status; however, we do not intend to provide the information necessary for U.S. Investors to make qualified electing fund elections if we are classified as a PFIC. See “Taxation — U.S. Federal Income Tax Consequences.”

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

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act. However, if certain events occur prior to the end of such five year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1 billion or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

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

We have sought to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and products that are important to our business. The silver ink-related patent applications have been granted in the USA, China and Russia and are pending in a number of additional countries. The applications for copper ink-related patents are pending in a number of countries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

Although none of our management or key personnel are presently subject to the following, our male employees and consultants in Israel, including possibly, in the future, members of our senior management may be obligated to perform one month, and, in some cases, longer periods, of annual military reserve duty until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves), and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists (including during the recent military operation in Gaza, as described above). It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

We have received grants from the National Technological Innovation Authority, or the "Authority" (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS), for research and development programs and intend to apply for further grants in the future. In order to maintain our eligibility for these grants, we must comply with the requirements of the Research Law. Under the Research Law, we are prohibited from manufacturing products developed using these grants outside of the State of Israel without special approvals. As of the date of this annual report, we have not sought to obtain such approvals, as we do not have immediate plans to manufacture outside of Israel. We may not receive the required approvals for any proposed transfer of manufacturing activities. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to 300% of some or all of the grant amounts requiring repayment plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

Additionally, under the Research Law, we are prohibited from transferring, including by way of license, the Authority financed technologies and related intellectual property rights and knowhow outside of the State of Israel, except under limited circumstances and only with the approval of the Authority Research Committee. As of the date of this annual report, we have not sought to obtain such approvals, as we do not have immediate plans to transfer the Authority financed technologies and related intellectual property rights and knowhow outside of Israel. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the Authority a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest. The scope of the support received, the royalties that we have already paid to the Authority, the amount of time that has elapsed between the date on which the knowhow or the related intellectual property rights were transferred and the date on which the Authority grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the Authority. Approval of the transfer of technology to residents of the State of Israel is required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of knowhow and the obligation to pay royalties. No assurance can be made that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to sell our technology assets or to perform or outsource manufacturing outside of Israel, engage in change of control transactions or otherwise transfer our knowhow outside of Israel and may require us to obtain the approval of the Authority for certain actions and transactions and pay additional royalties and other amounts to the Authority. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice to the Authority, and our failure to comply with this requirement could result in criminal liability.

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received together with interest and penalties, and may become subject to criminal charges.

The Government of Israel has reduced the grants available under the Authority’s program in recent years, and this program may be discontinued or curtailed in the future. If we do not receive additional grants in the future, we will be required to allocate other funds to product development at the expense of other operational costs.

We have received a grant from the Office of the Authority of the Ministry of National Infrastructures, Energy and Water Resources, or the Ministry of Infrastructures, for one of our research and development programs. In order to maintain our eligibility for this grant, we must meet specified conditions, including the payment of royalties with respect to the grant received. If we fail to comply with these conditions in the future, sanctions (such as the cancellation of the grant) might be imposed on us, and we could be required to refund any payments previously received. Even following full repayment of any Ministry of Infrastructures grants, we must nevertheless continue to comply with the requirements of our agreement with the Ministry of Infrastructures. The terms of the Ministry of Infrastructures’ grant require us to obtain the Ministry of Infrastructures’ approval prior to any assignment of knowhow developed under the research and development program funded with its grant. The Ministry of Infrastructures also has a right to receive a nonexclusive royalty free license to the know how developed under any such program to the extent necessary for national needs (as determined by the Minister of Science and Technology, the Minister of Treasury and the Minister of Justice). Pursuant to the terms of the grant, we will be required to notify the Ministry of Infrastructures of any new investment we receive, and any new investor will be required to undertake in writing to the Ministry of Infrastructures to make reasonable efforts to ensure that the Company shall observe the terms of the research and development agreement with the Ministry of Infrastructures and the law governing the grant program of the Ministry of Infrastructures. In addition, in any case where one or more new investors makes an investment with the Company, the Ministry of Infrastructures has a right to negotiate with such investor(s) for the repayment by us of the grant provided to us by the Ministry of Infrastructures. At our request, the Ministry of Infrastructures confirmed our interpretation that the registration of the securities herein will not be deemed as a new investment.

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

Provisions of Israeli law and our Articles of Association could have the effect of delaying or preventing a change in control of our Company; may make it more difficult for a third-party to acquire us; may make it more difficult for our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders; and may limit the price that investors may be willing to pay in the future for our Ordinary Shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law does not provide for shareholder action by written consent unless such consent is unanimous, thereby requiring all shareholder actions to be taken at a general meeting of shareholders in the absence of unanimity among our shareholders;

●	our Articles of Association generally require a vote of the holders of a majority of our outstanding Ordinary Shares entitled to vote and present at a general meeting of shareholders,; however, the amendment of a limited number of provisions related to the board of directors, proceedings of the board of directors, and business combinations require a vote of the holders of 60% of our outstanding Ordinary Shares entitled to vote and present at a general meeting (excluding abstentions);

●	our Articles of Association require a vote of the holders of 60% of our outstanding Ordinary Shares entitled to vote and present at a general meeting (excluding abstentions) for the removal of directors prior to the expiration of his or her term of office;

●	our Articles of Association provide that director vacancies may only be filled by our board of directors; and

●	our Articles of Association prevent “business combinations” with “interested shareholders” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our Articles of Association by a general meeting of our shareholders or satisfies other requirements specified in our Articles of Association.

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

We have not yet elected to be treated as a preferred enterprise for Israeli tax purposes, a designation which would allow us to receive certain tax benefits, since we are still not at a stage where we have to pay tax due to carry forward losses. Once we are liable for tax payments, we may be entitled to reduced tax rates and other tax benefits. See “Taxation – Law for Encouragement of Capital Investments, 1959”. If these tax benefits were reduced or eliminated or if we no longer comply with the various pre-conditions required, the amount of taxes that we pay would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations.

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

We are currently not in compliance with the requirements of the Companies Law and as a result, we may be subject to third parties’ and/or shareholders’ claims under the Israeli Torts Ordinance and we may not be able to approve transactions which require the approval of external directors.

Companies incorporated under the laws of the State of Israel whose shares are publicly traded are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. We were required to hold a shareholders meeting within three months of the date our shares became publicly traded for the purpose of election of the two external directors. As of the date of this annual report, a shareholders meeting to elect external directors has not been held, and the Company is, therefore, not currently in compliance with the requirements of the Companies Law. Due to such non-compliance with the Companies Law, the Company may be subject to third parties’ and/or shareholders’ claims under the Israeli Torts Ordinance. In addition, due to not yet appointing any external directors and consequently, not having an audit committee which must be comprised of a majority of unaffiliated directors, the Company cannot approve transactions which require approval of external directors, such as related party transactions. See “Item 6 Directors, Senior Management and Employees—C. Board Practices—External Directors”; “—Audit Committee”; “—Audit Committee Role”; “—Approval of Related Party Transactions under Israeli Law.”

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

We rely on an outsourced financial consultant to assist in the preparation of our financial statements. We believe that our financial consultant has sufficient experience with U.S. GAAP to assist in the preparation of our financial statements, which was gained, among other things, through service as the Chief Financial Officer and other senior accounting positions with several public and private companies that prepared financial statements in accordance with U.S. GAAP and by maintaining subscriptions to accounting resources made available by the “Big Four” accounting firms in Israel, which allows our outsourced financial consultant to obtain accounting and regulatory updates through their distribution lists, including updates with regard to U.S GAAP. Our outsourced financial consultant also has access to disclosure checklists for financial statement preparation compliance purposes and related accounting materials. Our outsourced financial consultant attends training conferences on accounting and regulatory updates, including updates with regard to U.S GAAP. Our historical financial statements for the years ended December 31, 2013 and 2014 were prepared by our former outsourced financial consultant as well as our former internal CFO, while our financial statements for the years ended December 31, 2015 and 2016 were prepared by our current outsourced financial consultant. If there are errors in our financial statements and/or we are required to restate certain of our financial statements as a result of our outsourced financial consultant’s lack of specialized education and expertise with respect to financial reporting in accordance with U.S. GAAP, we could be required to implement expensive and time-consuming remedial measures.

Our directors, executive officers and controlling persons as a group have significant voting power and may take actions that may not be in the best interest of shareholders.

Our directors, executive officers and controlling persons as a group beneficially own approximately 59% of our Ordinary Shares. As a result, they will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, due to their share ownership, our executive officers and controlling persons could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our Ordinary Shares, if a public market further develops for such securities, because investors may perceive disadvantages in owning stock in a company with controlling affiliated shareholders.

We incur significant increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

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

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under a recent amendment to the regulations promulgated under the Companies Law, as an Israeli public company listed overseas we are required to disclose the compensation of our five most highly compensated officers on an individual basis (rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas prior to such amendment), this disclosure is not as extensive as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

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

If a public trading market further develops for our Ordinary Shares, the market price of the Ordinary Shares may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

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

Because our Ordinary Shares are traded as a “penny stock,” it may be more difficult for investors to sell our Ordinary Shares, and the market price of our Ordinary Shares may be adversely affected.

Our Ordinary Shares are deemed a “penny stock” since, among other things, the stock price is currently trading below $5.00 per share. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser and obtain the purchaser’s written agreement to the purchase. Broker-dealers must also provide customers that hold penny stock in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to an investor in violation of the penny stock rules, the investor may be able to cancel its purchase and get its money back.

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

ITEM 4. Information on the Company.

Historical Background and Corporate Structure

We were incorporated in Israel on June 24, 2009. We have one wholly owned subsidiary, Nano Size Ltd., or Nano Size, a private company organized under the laws of the state of Israel which we acquired on December 31, 2009. We also own 40% of the outstanding equity securities of Leed PV Nano Science and Technology (Suzhou) Company Ltd., a Chinese joint venture among us, Infinity IP Bank International (Suzhou) Co., Ltd. (or IPB), an investor in the Company, and Leed, which is inactive and will automatically dissolve by next year.

Our Registration Statement on Form F-1 was declared effective by the SEC on September 30, 2015, and a FINRA-registered market maker subsequently filed an application on Form 211 with FINRA to quote the Ordinary Shares on the OTCQB. On March 31, 2016, the application on Form 211 with FINRA to make a market in our Ordinary Shares was approved by FINRA, and on December 15, 2016, our Ordinary Shares began trading on the OTCQB under the ticker symbol “PVNNF”.

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

Business Overview

We are a conductive ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive inks for digital conductive printing applications (mainly inkjet and aerosol printing technologies). We have developed the Sicrys™ family of single crystal nano-metric conductive inks, which we believe enables a significantly less costly and less wasteful alternative to current screen printing and, in some cases, photolithography processes for PV and PE applications. We began low volume sales of our Sicrys™ silver-based inks for PV applications in 2010 and are in the process of seeking to expand our sales efforts to include sales of Sicrys™ inks for a wide range of PE applications, including for the printing of circuit boards, mobile phone antennas, 3D printed electronic devices, radio-frequency identification chips, sensors and touchscreens, among other digitally printed electronics. We have also developed what we believe is the first available commercially viable copper-based nano-metric ink for mass-production of printed electronics. We believe that copper inks represent a significant improvement over silver-based inks given copper’s significantly lower cost and nearly identical electrical and conductive properties. We began low volume sales of our copper-based ink for printed electronics applications in the second half of 2014.

Recent Developments

Partnership with Meyer Burger Technology Ltd.

On March 22, 2017, we announced a partnership with Meyer Burger Technology Ltd., or Meyer Burger, a leading global technology company specializing in innovative electronics systems and processes, including inkjet printing technology. Our Sicrys™ silver and copper inks will be used with Meyer Burger’s Pixdro JETx printers for high volume production applications specifically in the fields of semiconductors, packaging, and the metallization of solar cells with additional plans to expand in other segments in the future. We intend to collaborate with Meyer Burger on several projects in the fields of solar cells and semiconductors in the next 12 months in order to enhance the rate of adoption of additive digital printing of conductive materials in the mass production of electronics.

Signed Letter of Intent to Acquire All Outstanding Shares of DigiFlex Ltd.

On February 13, 2017, we signed a letter of intent, or the DigiFlex LOI, to negotiate in good faith and enter into an agreement, subject to the completion of due diligence and certain other closing conditions, to acquire all of the outstanding shares of DigiFlex Ltd. or DigiFlex, an Israeli corporation which develops, manufactures and distributes the DigiFlex Flexojet inkjet-based printing system. The DigiFlex LOI contemplates an acquisition agreement that, if completed, will be an all-stock transaction valued at approximately $10 million, pursuant to which, DigiFlex shareholders will beneficially own 33.3% of our outstanding Ordinary Shares.

DigiFlex offers a number of key printer technologies and inks that, if an agreement is reached, would allow us to implement our “Complete Solution Approach” for our customers. As a result, we would have the unique ability to support additive digital printing design, prototyping and mass production of electronic devices, such as PCBs, all in one. We believe this approach will be very attractive to customers, especially when coupling it with our cost-efficient and mass production compatible line of Sicrys™ silver and copper conductive inks.

Share Purchase Agreement

On July 7, 2016, our board approved an internal equity investment round in an aggregate amount of up to $900,000 at a price per Ordinary Share of $0.75, to be raised from existing shareholders. The investment round resulted in the issuance by us of 1,134,667 Ordinary Shares in consideration for an aggregate investment amount of $851,000 including the conversion of the promissory notes described below.

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

Private Placement

Between November 2014 and May 2017, we completed several closings of a private placement offering of an aggregate of 2,484,179 units (which includes the issuance of 100,000 units under SEDA agreement), of which 1,740,807 units were sold at a price of $1.50 per unit and 743,372 units at a price of $1.125 per unit. Each unit consists of (i) one Ordinary Share and (ii) a five-year Warrant to purchase one Ordinary Share at an exercise price of $1.50 per share. To date, the Company received aggregate proceeds of $3,447,505 from the sale of such units. The private placement offering has been extended several times and currently expires on July 30, 2017, unless extended by the Company (in its discretion) for one or more periods of 90 days each.

Loan Agreement

On March 22, 2017 we received a loan for a principal amount of $162,000 from YA II PN, Ltd., or YA II, according to a promissory note executed between the parties. In connection with the loan, commitment fees in the total amount of $12,000 were deducted from the consideration received. The loan bears an interest rate of 12% annually, which must be repaid in five equal monthly installments, commencing on May 31, 2017 and ending on September 30, 2017, subject to any early repayment in accordance with the terms set forth in the promissory note. In addition, pursuant to the loan agreement, YA II received a five-year Warrant to purchase up to 75,000 Ordinary Shares, at an exercise price of $1.50 per share.

Issuance of Shares to Service Providers

In April 2017, we issued 60,000 restricted Ordinary Shares and 12,500 Ordinary Shares to service providers of the Company in accordance with Consulting and Engagement Agreements entered into between us and each of Haytarr LLC and Madison Global Partners, LLC.

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

The market for solar power generated by PV arrays was estimated at over $65 billion in 2015 and is expected to exceed $140 billion by 2023. In 2016, the solar energy industry grew significantly, showing a compound annual growth rate, or CAGR, of 58% since 2010. The price reduction trend of solar cells has continued through 2016 dropping by around 19%. Silver demand for photovoltaic applications rose 23% in 2015 to 2200 tons, marking the second consecutive year of increases in this sector. The average silver price in 2016 remained relatively low, ranging between $11 and $20 per ounce. We believe that industry changes since 2011, steep price reductions of cells and modules, including steep reductions in silicon pricing (driven in large part due to Chinese policies, which may be unsustainable long term), and technological improvements such as increased efficiency and reduction in silver usage have brought the PV industry closer to the goal of achieving grid parity, thereby spurring greater interests in technologies that can further lower costs. Given that metallization costs continue to be the highest cost element of PV cell production (due primarily to the high cost of silver), many have focused cost cutting efforts on improving efficiencies and reducing costs in the metallization process.

We believe that a significant market opportunity exists for a non-contact metallization solution that is significantly cheaper than the traditional screen printing process, does not break silicon cells, permits for thinner PV cell wafers (thus reducing silicon costs, which we believe to be a major obstacle to the wider proliferation of solar cell technologies), increases the active area of the cell by printing narrower conductors, and yields better electrical performance than screen-printed conductors. We believe that the market for inks to be used in inkjet printing for PV applications is a small subset of the market for silver pastes and inks in PV cell production generally, as described above, which we believe has the potential to grow over time given the benefits of inkjet printers and the benefits of our Sycris™ inks, which, among others, apply to a range of printer devices, and present a lower cost and simpler operating procedures when compared to photolithography processes. See “– Our Solutions — Printed Electronics.”

The vast majority of the present crystalline silicon solar cells are made with silver conductors and are not compatible with copper metal. There are a few companies developing copper based solutions (e.g. Sunpower, Sunpreme and others). We are planning to develop copper based inkjet solutions for these solar cells types.

Printed Electronics

Printed electronics is a set of methodologies by which electrical devices are printed onto various substrates (i.e., base material) by depositing electrically functional inks (and possibly other additional functional inks such as insulating materials) on the substrate, creating active or passive devices, such as conductors, thin film transistors or resistors. The use of printed electronics presents an opportunity to facilitate widespread, low cost production of electronics for a variety of applications, including notably for use in circuit boards, radio-frequency identification chips, sensors and touchscreens, among other digitally printed electronics.

The printed electronics market is estimated to be approximately $8 billion (not including organic light emitting devices or OLED), and is estimated to grow to $10 billion by 2018 (not including OLED), to $40 billion by 2020 and to $73 billion by 2025. The conductive ink market is expected to grow to $3.7 billion by 2018 (3.5% CARG). Currently, printed electronics are primarily produced using screen printing and photolithography methods. Only a small fraction of the $2.2 billion conductive inks market used in printed electronics manufacturing in 2015 was comprised of nano metal inks for digital printing. However, we believe that the current printing methods have inherent limitations when implemented in flexible electronics, 3D (three dimensional) electronics and in customized and small scale printing. Furthermore, these processes currently utilize expensive inks and produce toxic byproducts which must be disposed of, which increases overall production costs. We believe that a significant market opportunity exists for inks, such as ours, that enable digital inkjet conductive printing, enabling printing on flexible substrates, three-dimensional printing and customized and small scale printing at a lower price.

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

Printed Electronics

We currently offer silver-based Sicrys™ inks and our newly developed copper-based Sicrys™ for use in the production of PE utilizing inkjet printers. We believe that inkjet production of PE utilizing our Sicrys™ inks results in the following benefits relative to traditional screen printing and photolithography processes:

●	Significant cost reductions, as we estimate that we will be able to market our copper based inks at 30% to 50% of the price of inks currently used in screen printing and photolithography processes;

●	Applications for flexible and customized electronics and three-dimensional (3D) printed device manufacturing, due to digital (non-contact) printing and the lower sintering temperatures required for nano-based inks;

●	Lower overall cost and simpler processes (e.g., estimated 50% reduction in costs for printing displays when compared to photolithography processes), thus potentially supporting customized and small batch printing;

●	Significant reductions in the generation of hazardous waste byproducts;

●	Implementation of additive production processes as opposed to the etching process commonly used today (for example for production of printed circuit boards by digital printing);

●	Implementation of additive digital printing processes that will enable additional new design and production capabilities, e.g. print embedded passive components in the layers of PCB (resistors, capacitors and coils); and

●	Replace wet chemistry processes to make electronic devices (for example replace the LDS production process to make 3D mobile phone antennas by a digital printing process).

●	We are currently involved in projects in the fields of mobile phones (antennas and touch screens), one layer PCB and printed electronics, solar cells, semiconductor packaging and 3D printed, in which our Sicrys™ inks are been used.

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

To date, we have generated limited sales and market our products primarily via our presence on social networking websites and applications (such as LinkedIn, Twitter, Facebook and T-roo). However, we are currently undertaking efforts to take the following actions to substantially increase our commercialization efforts:

●	Develop ink suitable for digital printing of mobile phone antennas. We are presently in an advanced stage of optimizing the ink for one end user customer (an antenna manufacturer). This customer presently has printers installed for mass production. Upon conclusion, we will have an optimized ink which may be offered and sold broadly and we will possess an in-depth process know how which will allow us to support customers to implement this technology quickly. We are expecting to finish this process by the first or second quarter of 2017.

●	Develop materials and technologies to fully print multi-layer printed circuit boards (PCBs). We have recently demonstrated the feasibility to print one layer one side PCBs. We have also demonstrated that we can print the inner layers in multi-layer PCBs. Printing the inner layers has the potential to reduce costs and hazardous waste levels. We have recently installed the first beta printer at a customer site in Israel. The customer is developing its product on the printer while at the same time we are de-bugging the system. We have signed an MOU with an additional printer producer and hope to work with other printer producers to develop and install more printers in other customers’ offices.

●	Develop a network of third party distributors and sales agents. We are presently searching for suitable distributors and sales agents, and have commenced negotiations with potential sales agents.

●	Heighten market awareness of our products and technologies. We are attempting to raise our profile in the relevant markets, as well as raise awareness of our product and technology offerings, by attending conferences, exhibitions and trade shows. In November 2015, we received the award for “Best Innovative Material From 3D Printing” from IDTech, and in January 2016, we were named as one of the 100 companies to follow in the cleantech field by The Global Cleantech Group.

●	Have our inks qualified and recommended for use with inkjet printers and printer heads produced by leading manufacturers in the industry. We have been in discussions with numerous printer manufacturers to seek to have our inks recommended for use with their printers. FujiFilm Dimatix Inc. (a subsidiary of FujiFilm) has qualified our inks and has recommended our inks to certain of its customers. M-Solv (a United Kingdom company) has tested our inks for high throughput long term printing and provided a positive report. We have also signed a cooperation agreement with XaarJet Limited, which establishes procedures for the certification of our inks for use with Xaar printer heads.

●	Partner with leading digital inkjet manufacturers to supply PE and PV potential customers a “Complete Solution Approach.” We have been in discussions with numerous printer manufacturers, including DigiFlex, to seek to develop a “complete solution” marketing approach which bundles a suitable printer together with the appropriate process and inks (taking into account quality, through put, pricing and other similar considerations), thereby providing our customers a complete solution for implementing a digital conductive printing technology into their production processes.

●	Pursue alternative marketing methods, such as printer leasing, profit sharing or a modified “razor blade” model, to increase sales of our inks by distributing printers at low cost. We have purchased an inkjet printer from a leading producer for the PCB application, and we are in advanced negotiations with an additional printer producer to develop additional inkjet printers for the PCB market in Korea.

●	Develop a localized marketing and production presence in key markets. In the near future, we intend to develop marketing and production facilities near the large manufacturing centers for mobile phones, antennas, PCB and PV cells, including China and certain South American markets (e.g., Brazil, which we believe is poised to become a leading site for PV cell manufacturing).

●	Develop copper based digital printing inks for solar cells applications. We are working to develop a copper ink and process (printing and sintering) which will be compatible with HJT type solar cells. This printing process would replace the wet plating chemistry used today to build the conductive patterns.

In addition, in order to promote further growth of the printed electronics market, in August 2014 we initiated and co-founded a consortium, or the Consortium, along with Orbotech Ltd., an international developer and producer of inspection and laser technologies for use in electronics manufacturing, Stratasys Ltd., a world leader in the manufacture of 3D printers, inks and processes, and certain academic groups in Israel, to develop two-and-a-half (2.5D) and three-dimensional (3D) printed electronics applications. The Consortium will terminate in June 2017, but we plan to continue our collaborations with Orbotech and Stratasys under other consortiums frameworks.

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

DIMAP was founded in October 2015 to develop novel ink materials and processes for 3D polyjet printing. Our main partners in this project are Stratasys (Israel), Profactor (Austria), Borealis (Austria) and Phillips (Netherlands). We have been granted a budget from DIMAP of €124,608 (approximately $131,166 based on the exchange rate of $1 / € 0.95 in effect as of December 31, 2016) to develop these ink materials and processes. This project is expected to be completed in late 2018.

Our other development consortium, HIPERLAM, which started in November 2016, is aiming to develop novel ink materials and processes for LIFT printing technology. Our main partners in this project are Orbotech (Israel), TNO (Netherlands) and Oxford Lasers Ltd. (U.K.). We have been granted a budget by HIPERLAM of €260,713 (approximately $274,434 based on the exchange rate of $1 / € 0.95 in effect as of December 31, 2016). This project is expected to be completed in late 2019.

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

We believe that our inks have the following competitive advantages, relative to those currently being sold by our competitors:

●	Higher metal load, which results in a more cost efficient printing process;

●	Higher stability and for a longer period of time (over one year for Sicrys™ at room temperatures as compared to less than six months for our competitors, some of which require their inks to be stored at low temperatures to remain stable for an extended period of time);

●	Copper inks with a similar stability profile as our silver inks (including its chemical stability), which is difficult to achieve due to the low oxidation point for copper, which results in certain of our competitors offering copper oxide inks as opposed to pure copper inks;

●	More robust printing;

●	Lower cost (due to low production costs for the inks and, with respect to our copper inks, the lower cost of copper as compared to silver);

●	Silver inks suitable for solar cells metallization which can show higher efficiency due to enhanced electrical properties after firing the cells (low contact resistance and resistivity);

●	Customizable per wafer type; and

●	Compatibility with high throughput industrial printing (high jetting frequencies for long periods of time).

Furthermore, we believe that there is a high barrier to entry for competitors to develop and successfully bring competing inks to market due to the long lead times required to develop particles of an appropriate size to formulate inks compatible with inkjet printing and the difficulty in producing nano-based inks in large-scale quantities. Moreover, in order to be suitable for use in a silicon nitride solar cell metallization process, nano-based inks require the use of additional additives. These additives are not readily commercially available, and we have an exclusive license for these additives from IKTS, which developed them especially for our inks. Pursuant to the license, IKTS has agreed to manufacture for us these ingredients in a limited quantity per year. If we require greater quantities, IKTS has agreed to transfer the production file and knowhow to our chosen manufacturer. We are required to pay royalties of €25 per kilo of these ingredients which will not be manufactured by IKTS. In addition, we are obligated to pay a minimum annual royalty amount deductible against royalties due. To date, we have acquired the needed quantities of these ingredients solely from IKTS.

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

Research and Development Agreements, License Agreements and Material Contracts

We are engaged in research and development programs with the National Technological Innovation Authority, or the "Authority" (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS), pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder. Under the terms of these programs, we are required to pay to a royalty of 3.5% of sales of products resulting from research and development partially financed by the Authority. However, such royalty obligations will not exceed the grant amount received, as linked to the dollar and including accrued interest at the LIBOR rate. Under such programs, the Authority provided us grants for research and development efforts of, $16,330, $0 and $ 0 for the years ended December 31, 2014, 2015 and 2016, respectively. During the years ended December 31, 2014, 2015 and 2016, we paid the Authority royalties of $1,147, $1,621 and $2,109, respectively, which amounts are included in cost of sales.

In 2003, Nano Size initiated and co-founded a Nano Functional Material Consortium, or the NFM Consortium, which performed general research on nanotechnology, sponsored by the Authority, as part of the MAGNET program. Between 1997 and 2003, Nano Size received from the Authority, principal funding of $575,336 (to which interest amounting to the LIBOR rate known on the date of the first payment is added), for which royalties are due. Between 2003 and 2008, Nano Size received additional funding in an amount of NIS 2,509,154 (approximately $652,576 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016). No royalties are payable to the Authority with respect to the additional funding; however, the technology related to nano silver developed in the NFM Consortium is subject to the Research Law.

As of December 31, 2016, our outstanding contingent obligations to the Authority with respect to such programs were $1,354,412.

In September 2009, we entered into a Research and License Agreement with Ramot-Tel Aviv University, or Ramot, for a joint research program. The program was approved by the Magneton committee of the Authority, a committee focused on facilitating knowledge transfer between industry and academic institutions. Under the terms of the Magneton program, we received from the Authority an aggregate amount of NIS 1,467,683 (approximately $381,712 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016). No royalties are payable to the Authority with respect to this funding; however, any technology developed in the Magneton program is subject to the Research Law. Pursuant to this agreement, we were required to fund the research and development of the technology during the research period (two years starting September 2009) in a total amount of NIS 1,077,000 (approximately $280,104 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016). In addition, we issued to Ramot Warrants to purchase 117,209 Ordinary Shares (see Note 9e to our financial statements included in this Annual report) at an exercise price equal to their par value, i.e. NIS 0.01 per Ordinary Share. We will be required to pay to Tel Aviv University royalties of between 3.4% and 3.9% on all net sales of any product, component, device or material that is used in the preparation of coated substrates meeting certain specifications, or Licensed Film, and services resulting from the license; royalties of between 2.4% and 3.0% on all net sales of Licensed Film products and services; and a sublicense fee equal to 25% of all sublicense fees that we may receive with respect to the intellectual property developed under such agreement. In addition, license fees in the amount of $20,000 were paid in 2014 and 2015. In January 2016, the parties agreed to terminate the Magneton program and the license agreement. Pursuant to the settlement between us and Ramot, Ramot will maintain the joint patent developed by the parties, which we will jointly own, and will pay us royalties on the joint patent, once it generates income. No amounts were paid to Ramot as part of the settlement. Ramot retained its warrants in the Company.

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

In October 2010, we entered into a Convertible Loan Agreement with Israel Electric Corporation Ltd., or IEC, which agreement was amended in April 2012. Pursuant to this agreement, IEC loaned us an aggregate amount of NIS 3,000,000 (approximately $780,234 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016) at an interest rate of 8% per annum. In April 2013, we entered into a Share Purchase Agreement with a new investor pursuant to which the aggregate principal amount of such loan and all accrued but unpaid interest thereon were converted into 172,190 Series B-1 Preferred Shares, which were ultimately converted in the Share Split into 1,278,166 Ordinary Shares. Pursuant to the terms of the Convertible Loan Agreement, IEC is also entitled to royalty payments equal to 2% of net sales of the Company’s products, up to an aggregate of NIS 8,000,000 (approximately $2,080,624 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016). In addition, for a period of 10 years from the date of the first commercial sale of our products, IEC will be entitled to purchase our products, licenses and services, at prices which are at the lowest rate then offered or provided by the Company to any of its other customers for the same products, licenses or services (excluding demonstration units, pilot units, samples, and other customary promotional discounts which are sporadic in nature and do not represent on-going commercial basis prices with respect to the client), given similar quantities and commercial conditions.

On December 15, 2011, we signed a research and development agreement with the Ministry of Infrastructures. Under such agreement, the Ministry of Infrastructures was to pay us up to 62.5% of our expenses related to the project up to a maximum of NIS 625,000 (approximately $162,549 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016) in exchange for our agreement to pay royalties of 5% of any revenues generated from the intellectual property generated under the program. The term of the program was 18 months starting January 1, 2012. During the years ended December 31, 2014, 2015 and 2016, we received $13,483, $0 and $0, respectively. During the years ended December 31, 2015 and 2016, we recorded liabilities in respect of royalties payable under this agreement in the amount of $116 and $281, respectively. As of December 31, 2016, our aggregate contingent liability to the Ministry of Infrastructures was $178,559.

In September 2012, we entered into a Know-How License Agreement with IKTS pursuant to which IKTS agreed to manufacture for us a limited quantity of certain additives required to be included in our inks to make them suitable for use in solar cell metallization processes. If we require greater quantities, IKTS has agreed to transfer the production file and knowhow to our chosen manufacturer. We will be required to pay royalties of €25 per kilo of the ingredients not manufactured by IKTS. As of December 31, 2015 and 2016, we have acquired the needed quantities of these ingredients from IKTS and paid IKTS the minimum royalty fees of €2,000 per year (approximately $2,105 based on the exchange rate of $1 / € 0.95 in effect as of December 31, 2016).

In March 2013, we entered into a Joint Venture Agreement with IPB and Leed, pursuant to which we agreed to establish a joint venture to develop, manufacture, market, distribute and commercialize inkjet solar metallization silver and copper inks in China, Hong Kong, Macau and Taiwan. Our obligation to fund the joint venture was conditioned upon, among other things, receipt of all applicable approvals required by relevant authorities in China, Hong Kong, Macau and Taiwan within 180 days of the effective date of the joint venture agreement. The conditions in the agreement were not satisfied prior to the deadline set forth in the Joint Venture Agreement and, as a result, the parties have agreed to dissolve the joint venture. Thereafter, in January 2014, we received a letter from Leed demanding that we reimburse Leed for its expenses associated with the joint venture, in an aggregate amount of $68,426. In March 2014, we received a subsequent letter from Leed in which Leed offered to settle its $68,426 claim for an aggregate of $50,905 if we paid such amount prior to March 30, 2014. We dispute Leed’s claim that they are entitled to be reimbursed by us for their expenses incurred in connection with the joint venture, but have included a reserve of $40,000 for this potential liability in our financial statements for the year ended December 31, 2016.

In May 2014, we entered into a collaboration agreement with XaarJet Limited, or Xaar, which establishes procedures for the certification of our inks for use with Xaar printer heads. Once the first ink (Silver Nano-Particle Ink) is certified by Xaar, both we and Xaar will refer to the ink as certified to be used with Xaar Printheads. Following such certification, we will be required to pay Xaar a fee for all certified inks sold for use with Xaar print heads as follows: 2% of the certified ink price until the cumulative value of the fees received by Xaar exceeds £50,000 (approximately $61,728 based on the exchange rate of $1 / £ 0.81 in effect as of December 31, 2016), and thereafter, 1% of the certified ink price. Once the cumulative value of the fees received by Xaar with respect to all products exceeds £1,000,000 (approximately $1,234,567 based on the exchange rate of $1 / £ 0.81 in effect as of December 31, 2016), we and Xaar have agreed to review the percentage payable in the light of the prevailing business conditions.

On July 9, 2015, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which we may, at our election and in our sole discretion, issue and sell to YA Global, from time to time after the Effective Date, and YA Global has agreed to purchase (subject to the limitations and contained therein), up to $3,000,000 of Ordinary Shares at a price per share equal to 95% of the lowest daily volume weighted average price of the Ordinary Shares for the five consecutive trading days following our election to issue and sell shares to YA Global thereunder. Pursuant to the terms of the SEDA, the Company paid a structuring and due diligence fee in an amount equal to $15,000 and a commitment fee in an aggregate amount of $150,000, which was paid by the issuance of 100,000 ordinary shares on March 15, 2017. In addition, pursuant to the SEDA, YA Global purchased in October 2015, 100,000 units, at a purchase price of $1.50 per unit. Each unit consists of (i) one Ordinary Share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per share.

Intellectual Property

An important part of our business and product development strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents. Our patent application covering silver single crystal particles has been granted in China, Russia and the USA. We currently have patent applications pending in the European Union, India, Israel, Brazil, Japan, and South Korea supporting our silver-based inks. We have patent applications based on PCT/IB2015/051536, relating to copper-based ink, filed on March 3, 2015, which have been submitted to national phase. We have an approved joint patent with Ramot for “Conductive Nanowire Films” which Ramot maintains pursuant to the termination settlement of the Magneton Program. Our silver patent application is in the national phase in many countries and has recently been allowed in China and Russia.

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

Manufacturing

We manufacture our inks at our Migdal Ha’Emek facilities. We currently have capacity to produce an estimated two tons of ink per year, and intend to upgrade our facilities (at an estimated cost of $500,000) to increase production capacity to 19 tons per year, if and when demand for our inks is projected to surpass our production capabilities and we have sufficient financing to do so. In the event that demand for our inks outgrows our internal manufacturing capacity, we intend to engage third-party manufacturers to produce additional inks. There can be no assurance that we will be able to enter into agreements with qualified manufacturers on terms acceptable to us, or at all, or that, once contracted, such manufacturers will perform as expected.

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

Property

We currently lease, through our subsidiary Nano Size, approximately 5,300 square feet of space in Migdal Ha’Emek, Israel for our principal offices and manufacturing facilities at a monthly cost of approximately NIS 10,041 (approximately $2,611 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016). The lease term expired on June 30, 2016, although we are continuing to lease the space on the same terms and we expect to formally renew the lease in the near future.

We currently own equipment, housed in our Migdal Ha’Emek facilities, capable of producing up to two tons of ink per year. We intend to upgrade our facilities (at an estimated cost of $500,000) to increase production capacity to 19 tons per year, if and when demand for our inks is projected to surpass our production capabilities.

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

Financial Overview

We have incurred net losses since our inception in 2009, including a net loss of approximately $1.6 million for the year ended December 31, 2016. As of December 31, 2016, we had an accumulated deficit of approximately $12.2 million. We have devoted substantially all of our financial resources to identifying, acquiring, licensing, and developing our products and technologies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures, our ability to obtain funding through equity or debt financings, strategic collaborations, or grants and our ability to commercialize our products or technologies. We are dependent upon external sources to finance our operations and there can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. As a result, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

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

Inventories

Inventories are measured at the lower of cost or market value. Cost is computed on a first-in, first-out basis. Inventory costs consist primarily of material. We periodically assess inventory for obsolescence and excess and reduce the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions about future demand and historical sales patterns. No write off was recorded during 2014, 2015 or 2016.

As of December 31, 2016, we had $57,072 of inventory, of which $42,561 consisted of raw materials and $14,511 consisted of finished goods. As of December 31, 2015, we had $62,685 of inventory, of which $29,699 consisted of raw materials and $32,986 consisted of finished goods.

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

While we believe the resulting tax balances as of December 31, 2014, 2015, and 2016 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing the tax returns that may be audited by the respective tax authorities. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement; however, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

Share-Based Compensation and Liabilities presented at fair value

Ordinary Share Valuations

Based on the fair value of our Ordinary Shares as of December 31, 2016, the intrinsic value of the awards outstanding as of December 31, 2016 was $318,326, of which $309,867 related to exercisable options.

In addition, the fair value of the Ordinary Shares was used to determine the value of the warrants presented as a liability, the value of the deemed dividend, and stock based compensation in respect of equity restructuring. The following table sets forth the fair value of our Ordinary Shares used for each significant transaction:

	Date	Ordinary Share Fair Value
590,440 employees options grant	May 23, 2013	$0.14
190,178 employees options grant	August 22, 2013	0.14
Deemed dividend and stock based compensation in respect of equity restructuring	November 26, 2014(1)	0.51
Deemed dividend and stock based compensation in respect of equity restructuring	November 26, 2014(2)(3)	1.05
Warrants presented as a liability	December 31, 2014	1.05
240,095 employees options grant	July 15, 2015	1.02
241,768 employees options grant	October 6, 2015	1.02
Warrants presented as a liability	December 31, 2015	1.02
75,000 employees options grant	July 7, 2016	1.02
Warrants presented as a liability	December 31, 2016	$1.01

(1)	Prior to the equity restructuring.

(2)	Subsequent to the equity restructuring, the increase in ordinary share fair value derives from the termination of the preferred shares rights.

(3)	The equity restructuring that occurred on November 26, 2014 resulted in a modification in accordance with ASC 718-20-35. The Company used the fair value of its Ordinary Shares prior and subsequent to the equity restructuring to determine the modification effect, which amounted to the recognition of $376,643 in stock based compensation from employees’ options and warrants and a deemed dividend in the amount of $1,842,061.

The fair value of our Ordinary Shares was determined by our management with the assistance of appraiser. The valuations of our Ordinary Shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. The assumptions used in the valuation model are based on future expectations combined with management’s judgment. Our management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our Ordinary Shares as of the date of each option grant, including the following factors:

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

Option Grants in July 15, 2015, October 6, 2015 and July 7, 2016

Our management determined the fair value of our ordinary shares as of July 15, 2015, October 6, 2015 and July 7, 2016 to be $1.02 per share. As part of this determination, our management considered an independent third party valuation. We based this price using the option pricing method according to the value derived from a third-party sale of shares in an arm’s length transaction.

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

The determination of the grant date fair value of options using the Black and Scholes option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

●	Fair Value of our Ordinary Shares. Because our shares are not publicly traded, we must estimate the fair value of ordinary shares as of the date of the grants, as discussed in the above “Ordinary Share Valuations”.

●	Risk-free Interest Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

●	Volatility. The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded with adjustments to reflect our capital structure.

●	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

●	Expected Life. We used the “simplified” method, meaning the expected life is set as the average of the vesting period for each vested tranche of options and the contractual term for those options.

If any of the assumptions used in the Black and Scholes option pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards previously granted.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees, officers and consultants during the periods presented.

	Year Ended December 31,
	2014	2015	2016
Dividend yield	*)	0%	0%
Expected volatility	*)	64%-69%	68%-71%
Risk-free interest	*)	1.12%-1.63%	0.83%-0.97%
Expected life (in years)	*)	4.375	2.98

*)	No grants were made in 2014.

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

We estimated the fair value of these warrants and such conversion feature using a Black-Scholes-Merton option pricing model, which is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

●	Fair Value of our Ordinary Shares. Because our shares are not publicly traded, we must estimate the fair value of ordinary shares, as discussed in the above “Ordinary Share Valuations”.

●	Risk-free Interest Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the warrants. Currently, we estimate the risk free rate at between 1.34% and 1.87% for contracts with an expected life of 2.5 years to 4.76 years.

●	Volatility. The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded with adjustments to reflect our capital structure. Currently, we estimate our expected volatility between 68.9% and 79.3%.

●	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

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

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance related to "Revenue from contracts with customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. As currently issued and amended, the standard will become effective for the Company in 2019. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for reporting periods ending after December 15, 2016, with early adoption permitted. The Company adopted ASU 2014-15 for the year ended December 31, 2016 and updated the going concern disclosure accordingly.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. As currently issued and amended, the ASU will become effective for the Company in 2018. Early adoption is permitted. We early adopted ASU 2016-09 in 2016 using a modified retrospective transition method.

Under the new guidance, we have elected to change its policy and started to recognize forfeitures of awards as they occur. The change in forfeiture policy was adopted using a modified retrospective transition method. We recorded a total cumulative-effect adjustment in accumulated deficit as of January 1, 2016 for the revision of the forfeiture fair value that have not previously been recognized in an amount of $4,379 upon transition.

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

Results of Operations

The following discussion of our operating results explains material changes in our results of operations for the years ended December 31, 2016, 2015 and 2014. The discussion should be read in conjunction with our audited financial statements for the years ended December 31, 2016, 2015 and 2014 and related notes and the information contained in Item 18.

Total Revenues

With respect to the years ending December 31, 2015 and December 31, 2014 - Total Revenues amounted to $68,332 and $57,851, respectively, an increase of $10,481 or 18%.The slight increase in sales is due to the fact some customers which are developing their applications are purchasing additional ink quantities. Our total revenues consist of revenues received from limited commercial sales of our Sicrys™ inks and other income from sales of raw materials used in and waste byproducts resulting from our manufacturing and research and development efforts.

With respect to the years ending December 31, 2016 and December 31, 2015 - Total Revenues amounted to $78,081 and $68,332, respectively, an increase of $9,749 or 14%.The slight increase in sales is due to the fact some customers which are developing their applications are purchasing additional ink quantities. Our total revenues consist of revenues received from limited commercial sales of our Sicrys™ inks and other income from sales of raw materials used in and waste byproducts resulting from our manufacturing and research and development efforts.

Operating Expenses

With respect to the years ending December 31, 2015 and December 31, 2014 - Operating expenses amounted to $1,774,030 and $1,906,443, respectively, a decrease of $132,413 or 7%. Operating expenses consist of Research and Development Expenses, Sales and Marketing Expenses and General and Administrative Expenses. Our decrease in operating expenses is mainly due to the decreases in research and development expenses, net as described below.

With respect to the years ending December 31, 2016 and December 31, 2015 - Operating expenses amounted to $1,540,223 and $1,774,030 respectively, a decrease of $233,807 or 13%. Operating expenses consist of Research and Development Expenses, Sales and Marketing Expenses and General and Administrative Expenses. Our decrease in operating expenses is mainly due to the decreases in research and development expenses, net and due to decrease in general and administrative expenses as described below .

Research and Development Expenses, Net

With respect to the years ending December 31, 2015 and December 31, 2014 - net research and development expenses, were $720,997 and $959,746, respectively, a decrease of $238,749 or 25%, net of approximately $180,033 and $129,220 of grants received in 2015 and 2014, respectively. The decrease in the net research and development costs is a result of higher grants received which offset out of pocket costs, as well as a shift in the focus to increase sales.

With respect to the years ending December 31, 2016 and December 31, 2015 - net research and development expenses, were $632,826 and $720,997, respectively, a decrease of $88,171 or 12%, net of approximately $344,056 and $180,033 of grants received in 2016 and 2015, respectively. The decrease in the net research and development costs is a result of higher grants received, as well as a shift in the focus to increase sales.

Sales and Marketing Expenses

With respect to the years ending December 31, 2015 and December 31, 2014 - sales and marketing expenses amounted to $245,756 and $136,770, respectively, an increase of $108,986 or 80%. The increase in sales and marketing expenses in 2015 relative to 2014 is primarily attributable to an increase in costs associated with our marketing and advertising activities as well as a higher number of employees engaged in sales and marketing. Sales and marketing expenses consist primarily of labor, consulting and advertising costs.

With respect to the years ending December 31, 2016 and December 31, 2015 - sales and marketing expenses amounted to $336,287 and $245,756, respectively, an increase of $90,531 or 37%. The increase in sales and marketing expenses in 2016 relative to 2015 is primarily attributable to an increase in costs associated with our marketing and advertising activities as well having Menachem Biran, our Vice President, Sales and Marketing, employed for the entire year as opposed to only a portion of 2015. Sales and marketing expenses consist primarily of labor, consulting and advertising costs.

General and Administrative Expenses

With respect to the years ending December 31, 2015 and December 31, 2014 - general and administrative expenses amounted to $807,277 and $809,927, respectively, a decrease of $2,650 or less than 0.5%.

With respect to the years ending December 31, 2016 and December 31, 2015 - General and Administrative expenses amounted to $571,110 and $807,277, respectively, a decrease of $236,167 or 29%. The decrease in General and Administrative costs is result of decrease in professional fees associated with the F-1 in 2015.

Operating Loss

With respect to the years ending December 31, 2015 and December 31, 2014 - operating loss amounted to $1,774,749 and $1,927,807, respectively, a decrease of $153,058 or 8%. The decrease in operating expenses is mainly due to the decreases in Research and Development Expenses, net as described above.

With respect to the years ending December 31, 2016 and December 31, 2015 - operating loss amounted to $1,540,764 and $1,774,749, respectively, a decrease of $233,985 or 13%. The decrease in operating expenses is mainly due to the decrease in Research and Development Expenses net and General and Administrative Expenses, as described above.

Financing Expenses (income)

With respect to the years ending December 31, 2015 and December 31, 2014 - financing income and expenses amounted to $(1,094) and $236,561, respectively. The main reason for the sharp drop in financing expenses is due to the change in the fair value of the warrants and capital notes.

With respect to the years ending December 31, 2016 and December 31, 2015 - financing expenses and income amounted to 80,636 and $(1,094), respectively. The main reason for the increase in financing expenses is due to the change in the fair value of the warrants and capital notes and beneficial conversion feature that was recorded with respect to convertible loan.

Net Loss

With respect to the years ending December 31, 2015 and December 31, 2014 - net loss amounted to $1,773,655 and $2,164,368, respectively, a decrease of $390,713 or 18%. The decrease in net loss in 2015 relative to 2014 is mainly due to the reduction in research and development costs as well as financial costs.

Net loss attributable to holders of Ordinary shares for the years ended December 31, 2015 and December 31, 2014 amounted to $1,773,655 and $4,006,429, respectively, a decrease of $2,232,774 or 56%. The decrease in net loss attributable to holders of ordinary shares in 2015 relative to 2014 is primarily a result of a deemed dividend in the amount $1,842,061 in 2014.

With respect to the years ending December 31, 2016 and December 31, 2015 - net loss amounted to $1,621,400 and $1,773,655, respectively, a decrease of $152,255 or 9%. The decrease in net loss in 2016 relative to 2015 is mainly due to the decrease in Research and Development Expenses net and General and Administrative Expenses, as described above.

Liquidity and Capital Resources

We currently have limited liquidity. As of December 31, 2016 and December 31, 2015, our cash on hand was approximately $126,222 and $10,912, respectively. Based on our current cash burn rate, strategy and operating plan, we believe that our cash reserves as of April 30, 2017 will enable us to operate for a period of approximately two months. In order to fund our anticipated liquidity needs beyond such two month period (or possibly earlier if our current cash burn rate, strategy or operating plan change in a way that accelerates or increases our liquidity needs), we will need to raise additional capital.

To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. As of December 31, 2016, we had sold 2,484,179 units pursuant to our private offering for aggregate proceeds of $3,447,505. The offering has been extended several times and currently expires on July 30, 2017, unless extended by the Company (in its discretion) for one or more periods of 90 days each.

In July 2016, we had sold 1,134,667 Ordinary Shares in an internal equity investment round at a price per Ordinary Share of $0.75 for an aggregate investment amount of $851,000 including the conversion of the promissory notes described below. The closing of the round included the conversion of an aggregate of $206,000 of convertible promissory notes into 274,667 Ordinary Shares.

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

We have experienced cumulative losses of $12.2 million from inception through December 31, 2016. In addition, we have not completed our efforts to establish a stable recurring source of revenues sufficient to cover our operating costs and expect to continue to generate losses for the foreseeable future. There is no assurance that we will be able to obtain an adequate level of financing needed for our near term requirements or the long-term development and commercialization of our product. These conditions raise substantial doubt about our ability to continue as a “going concern”.

Net cash used in operating activities for the years ended on December 31, 2016, 2015 and 2014 were $1,281,273, $1,106,420 and $1,670,692, respectively, an increase of $ 174,853 or 16% (from 2015 to 2016), and a decrease of $564,272 or 34% (from 2014 to 2015). The increase in net cash used in operating activities in 2016 relative to 2015 is primarily attributable to changes in current assets and liabilities, mainly trade payables and current liabilities. The decrease in cash used in operating activities in 2015 relative to 2014 is also attributable to changes in current assets and liabilities, mainly trade payables and current liabilities, as well as decrease in net loss.

Net cash used in investing activities for the years ended on December 31, 2016, 2015 and 2014 were $13,860, $42,074 and $57,874, respectively. The decrease in net cash used in investing activities in 2016 relative to 2015 is attributable to purchase of property and equipment on credit. The decrease in cash used in investing activities in 2015 relative to 2014 is due to lower investment in property and equipment.

Net cash provided by financing activities for the years ended on December 31, 2016, 2015 and 2014 were $1,410,443, $478,641 and $2,301,215, respectively, an increase of $931,802 or 194% (2016 in relation to 2015) and a decrease of $1,822,574 or 79% (2015 in relation to 2014). The increase in net cash provided by financing activities in 2016 relative to 2015 is primarily attributable to incline in issuance of shares and convertible loans. The decrease in cash provided in financing activities in 2015 relative to 2014 is mostly due to a decline in issuance of shares and convertible loans.

Research and Development Expenses and Policies

Since our formation we have focused our research and development efforts on developing inks for solar cell metallization; developing silver inks for PE applications, developing copper based inks for PE applications and scaling up the production process for the nano particles and inks. The following table sets forth the gross amount of our research and development expenses for the last three years:

	Year Ended December 31,
	2014	2015	2016
Research and development expenses	$1,088,966	$901,030	$976,882

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

Contractual Obligations

As of December 31, 2016, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6. Directors, Senior Management and Employees.

Directors and Senior Management.

The following table sets forth information regarding our directors and senior management team as of April 30, 2017. Unless otherwise stated, the address for our directors and senior managers is c/o P.V. Nano Cell Ltd., 8 Hamasger Street, P.O. Box 236, Migdal Ha’Emek, Israel 2310102.

Name	Age	Position
Dr. Fernando de la Vega	57	Chief Executive Officer and Chairman
Menachem Biran	56	Vice President, Sales and Marketing
Steven Hsieh	39	Director
Dr. Astorre Modena	44	Director
Dr. Harold Wiener	57	Director

Senior Management

Set forth below is biographical information with respect to the members of our senior management team.

Dr. Fernando de la Vega co-founded PV Nano in 2009 and has served as our Chief Executive Officer and the Chairman of our board of directors since that time. Dr. de la Vega has more than 25 years industrial and entrepreneurial experience, having served in managerial positions with responsibility over research and development, quality and operations and has founded or co-founded several businesses in the fields of nano technology and functional materials. From 2001 to early 2009, Dr. de la Vega served as General Manager and a Director of Cima, a company focused on the development of innovative technologies in the field of flexible printed electronics. Dr. de la Vega also co-founded and, from 2003 through 2009, served as Chairman of the Nano Functional Materials Consortium, a five-year, $25 million research consortium which performed general research on nanotechnology, sponsored by Israel’s Office of the Authority as part of the MAGNET program, a special program intended to encourage cooperation between industry and academia. Dr. de la Vega has also co-founded three European research and development consortiums. He is a co-inventor of more than 11 patent families in the fields of nanomaterials and nanotechnology and author and co-author of many scientific and technical publications (including on conductive inks for inkjet printing). Dr. de la Vega holds a Ph.D. in Applied Chemistry from the Casali Institute at the Hebrew University of Jerusalem, as well as a M.Sc. in Applied Chemistry and a B.Sc. in Chemistry from The Hebrew University of Jerusalem.

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

Steven Hsieh has been a member of our board of directors since 2013. Since July 2010, Mr. Hsieh has served as a Managing Director of Infinity Group, a private equity fund backed by China Development Bank and Clal Industries. Prior to serving as a Managing Director, from November 2001 to July 2010, Mr. Hsieh served as an Investment Associate at Infinity Group. From November 2001 to May 2011, Mr. Hsieh also served as a deputy general manager of the investment department of China-Singapore Suzhou Industrial Park Ventures Co., Ltd., the first limited partnership Israeli-Chinese joint venture fund in China. Mr. Hsieh has a master’s degree in Finance from Shanghai University of Finance and Economics.

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

B.          Compensation

Compensation of Senior Management and Directors

The aggregate compensation, including share-based compensation, paid by us to our senior management with respect to the year ended December 31, 2016 was approximately $276,898, consisting of $7,842 of share based-compensation and $269,056 in cash compensation. This amount does not include business travel, professional and business association due and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. We did not pay any compensation to our directors for the year ended December 31, 2016, other than the compensation paid to Dr. de la Vega pursuant to his service agreement with us in connection with his service as our Chief Executive Officer.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits to any officers or directors of the Company in the year ended December 31, 2016.

Employment or Service Agreements with Senior Managers

Dr. Fernando de la Vega. We have entered into a services agreement, dated September 9, 2009 as amended, or the DBG Services Agreement, with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd., or DBG, pursuant to which DBG has agreed to cause Dr. de la Vega to serve as our Chief Executive Officer during the term of the agreement. Pursuant to the terms of the DBG Services Agreement, Dr. de la Vega is entitled to a monthly fee of NIS 38,500 ($10,013 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016) plus value added tax and a car allowance of NIS 2,500 ($650 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016) plus value added tax per month plus reimbursement for fuel expenses and tolls. The Agreement provided for an original term of 24 months and has subsequently been extended and is made for an undefined term. Each party may terminate the DBG Services Agreement at any time for any reason upon 30 days prior written notice, or if the other party commits a breach of the DBG Services Agreement and does not cure such breach within 14 days after receipt of a written notice from the injured party.

Menachem Biran. We have entered into a Consultancy Agreement with Menachem Biran, dated June 17, 2015, pursuant to which Mr. Biran has agreed to serve as our Vice President, Sales and Marketing. Pursuant to such agreement, Mr. Biran was retained for an initial trial period ending on September 1, 2015, and was subsequently retained as a full time employee of the Company. Mr. Biran, as a full time employee, is entitled to a gross monthly salary of NIS 22,400 ($5,826 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016); overtime pay of NIS 5,600 per month ($1,456 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016); a car allowance of NIS 5,000 per month ($1,300 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016) plus fuel and route 6 expenses; an amount equal to 7.5% of Mr. Biran’s gross monthly salary and overtime pay to an Education Fund (known in Hebrew as “Keren Hishtalmut”, a short term savings plan available in Israel which is tax free to the employee up to a cap determined by law); and an amount equal to 14.58%-15.83% of Mr. Biran’s gross monthly salary and overtime pay to a manager’s insurance fund (known in Hebrew as “Bituach Menahalim”). The Company is permitted to terminate Mr. Biran’s employment with one month’s prior notice.

Zvika Lifschitz. We entered into an Employment Agreement with Zvika Lifschitz, dated October 6, 2015, pursuant to which Mr. Lifschitz agreed to serve as our CFO. Pursuant to such agreement, Mr. Lifschitz was entitled to a gross monthly salary and overtime pay of NIS 35,200 ($9,155 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016); a car allowance of NIS 3,240 per month ($843 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016) plus fuel and route 6 expenses; an amount equal to 7.5% of Mr. Lifschitz’s gross monthly salary and overtime pay to an Education Fund (known in Hebrew as “Keren Hishtalmut”, a short term savings plan available in Israel which is tax free to the employee up to a cap determined by law); and an amount equal to 14.58%-15.83% of Mr. Lifschitz’s gross monthly salary and overtime pay to a manager’s insurance fund (known in Hebrew as “Bituach Menahalim”). Mr. Lifschitz’s employment was terminated on May 21, 2016.

Adva Bar-On We entered into an Employment Agreement with Adva Bar-On, dated March 15, 2016, pursuant to which Ms. Bar-On agreed to serve as our Vice President, Research and Development. Pursuant to such agreement, Ms. Bar-On was entitled to a gross monthly salary and overtime pay of NIS 25,600 ($6,658 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016); a car allowance of NIS 4,000 per month ($1,040 based on the exchange rate of $1 / NIS 3.845 in effect as of December 31, 2016) plus fuel and route 6 expenses; an amount equal to 7.5% of Ms. Bar-On’s gross monthly salary and overtime pay to an Education Fund (known in Hebrew as “Keren Hishtalmut”, a short term savings plan available in Israel which is tax free to the employee up to a cap determined by law); and an amount equal to 14.58%-15.83% of Ms. Bar-On’s gross monthly salary and overtime pay to a manager’s insurance fund (known in Hebrew as “Bituach Menahalim”). Ms. Bar-On’s employment was terminated on December 15, 2016.

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

In addition after the registration date of our shares, we are required to appoint two (2) external directors who will not be part of the staggered board election, as described below.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. We were required to hold a shareholders meeting within three months of the date our shares became publicly traded for the purpose of election of the two external directors. As of the date of this annual report, a shareholders meeting to elect external directors has not been held, and the Company is, therefore, not currently in compliance with the requirements of the Companies Law. Due to such non-compliance with the Companies Law, the Company may be subject to third parties’ and/or shareholders’ claims under the Israeli Torts Ordinance. In addition, due to not yet appointing any external directors, the Company cannot approve transactions which require approval of external directors under the Companies Law, as described below.

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

Audit Committee

Our board of directors does not have an audit committee. We were required to constitute an audit committee under the Companies Law following the commencement of the trading of our shares. As of the date of this annual report, our board of directors has not established an audit committee, and therefore we are not currently in compliance with the requirements of the Companies Law. Due to such non-compliance with the Companies Law, the Company may be subject to third parties’ and/or shareholders’ claims under the Israeli Torts Ordinance. In addition, due to not having established an audit committee, the Company cannot approve transactions which require approval of the audit committee under the Companies Law, as described below.

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

Audit Committee Role

We presently do not have an audit committee despite the requirements of the Companies Law that we establish an audit committee following the commencement of the trading of our shares. However, management plans to form an audit committee in the near future. We intend that the audit committee will be comprised solely of independent directors. Our board of directors will adopt an audit committee charter that will set forth the responsibilities of the audit committee consistent with the rules of the SEC, as well as the requirements for such committee under the Israeli Companies Law, including the following:

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

Internal Auditor

Under the Companies Law, we are required to appoint an internal auditor recommended by the audit committee and appointed by the board of directors. As of the date of this annual report, the board of directors has not appointed an internal auditor, and the Company is therefore not currently in compliance with the requirements of the Companies Law. Due to such non-compliance with the Companies Law, the Company may be subject to third parties’ and/or shareholders’ claims under the Israeli Torts Ordinance.

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

D.          Employees.

As of December 31, 2016, we had 10 employees, all of whom are full-time employees, located in Israel. One of the employees is in marketing, two in administration and the rest are in research and development or ink production. Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment of our Israeli employees. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans in accordance with the applicable Israeli legal requirements.

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

E.           Share Ownership.

Beneficial Ownership of Senior Management and Directors

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of April 30, 2017, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 14,730,959 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of April 30, 2017. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person.  None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	No. of Shares Beneficially Owned		Percentage Owned
Executive officers and directors:
Dr. Fernando de la Vega	1,566,565	(1)	10.47%
Steven Hsieh	1,320,002	(2)	8.89%
Dr. Astorre Modena	5,844,662	(3)	39.06%
Dr. Harold Wiener	5,844,662	(3)	39.06%
Menachem Biran	24,998	(4)	*
Adva Bar-On	--		0%
Zvika Lifschitz	59,922	(5)	*
All senior management and directors as a group (7 persons):	8,816,149		59%

*	Represents beneficial ownership amount of less than 1%

(1)	Includes options to purchase 230,425 Ordinary Shares exercisable within 60 days and 222,690 Ordinary Shares held in trust by Eli Klein for Dr. Fernando de la Vega.
(2)	Includes 120,000 Ordinary Shares issuable upon the exercise of outstanding options exercisable within 60 days. Steven Hsieh is a Managing Director of Infinity Group, the parent company of Infinity IP Bank International (Suzhou) Co., Ltd. Steven Hsieh has sole voting and dispositive power over all shares owned by Infinity IP Bank International (Suzhou) Co., Ltd.
(3)	Includes 232,770 Ordinary Shares issuable upon the exercise of Warrants and exercisable within 60 days. The shares listed as beneficially owned by Terra Venture Partners or Terra are held of record by Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener is a General Partner of Terra Ventures Partners, the manager of Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener has shared voting and dispositive power over all shares owned by Terra.
(4)	Includes 24,998 Ordinary Shares issuable upon the exercise of outstanding options exercisable within 60 days.
(5)	59,922 Ordinary Shares held in trust for Zvika Lifschitz by Primes, Shiloh, Givon, Meir Law Firm as trustee.

See “—Incentive Compensation Plan,” below for information regarding options held by our senior management and directors.

Incentive Compensation Plan

The purpose of the Plan is to serve as an incentive to attract new employees, directors, consultants and service providers, and to retain persons of training, experience and ability by providing them with opportunities to purchase securities, including shares of the Company, pursuant to the Plan, as approved by the board of directors of the Company. As of December 31, 2016, a total of 1,223,437 Ordinary Shares were reserved for issuance under the Plan, of which options to purchase 836,514 Ordinary Shares were issued, outstanding and exercised thereunder. The number of Ordinary Shares reserved for issuance under the Plan may be changed from time to time in the sole discretion of the board of directors.

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

As of December 31, 2016, we have granted to our senior management and directors options to purchase up to 305,425 Ordinary Shares under the Plan, as follows. Unless otherwise set forth in a footnote to the table below, all options held by our senior management and directors are fully vested.

Name	Number of Options Held	Option Exercise Price		Option Grant Date	Option Expiration Date
Dr. Fernando de la Vega	230,425	NIS	0.01	May 23, 2013	May 23, 2020
Menachem Biran	50,000		$0.917	October 6, 2015	October 6, 2022
Menachem Biran	25,000		$0.917	July 7, 2016	July 7, 2023

ITEM 7. Major Shareholders and Related Party Transactions.

A.          Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of April 30, 2017, by each person or entity known to beneficially own 5% or more of our outstanding Ordinary Shares. The information with respect to beneficial ownership of the Ordinary Shares is given based on information reported in such shareholder's Schedule 13G, and if no Schedule 13G was filed, based on the information provided to us by the shareholders.

The information in this table is based on 14,730,959 Ordinary Shares outstanding as of such date. In determining the number of Ordinary Shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of April 30, 2017. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of Ordinary Shares.

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

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
Dr. Fernando de la Vega	1,566,565	(1)	10.47%
Infinity IP Bank International (Suzhou) Co., Ltd.	1,320,002	(2)	8.89%
Eli Klein	890,760		6.05%
Hermetic Trust (1975) Ltd. (in trust for Israel Electric Corporation, Ltd.)	1,278,166	(3)	8.68%
Slobel NV	1,980,003	(4)	13.07%
Terra Venture Partners	5,844,662	(5)	39.06%

(1)	Includes options to purchase 230,425 Ordinary Shares exercisable within 60 days and 222,690 Ordinary Shares held in trust by Eli Klein for Dr. Fernando de la Vega.

(2)	Includes 120,000 Ordinary Shares issuable upon the exercise of outstanding options exercisable within 60 days. Steven Hsieh is a Managing Director of Infinity Group, the parent company of Infinity IP Bank International (Suzhou) Co., Ltd. Steven Hsieh has sole voting and dispositive power over all shares owned by Infinity IP Bank International (Suzhou) Co., Ltd.

(3)	Hermetic Trust (1975) Ltd. has sole voting and dispositive power over all shares held by Hermetic Trust (1975) Ltd. in trust for Israel Electric Corporation Ltd.

(4)	Includes 417,730 Ordinary Shares issuable upon the exercise of Warrants exercisable within 60 days.

(5)	Includes 232,770 Ordinary Shares issuable upon the exercise of Warrants and exercisable within 60 days. The shares listed as beneficially owned by Terra Venture Partners or Terra are held of record by Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener is a General Partner of Terra Ventures Partners, the manager of Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener has shared voting and dispositive power over all shares owned by Terra.

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

IEC Convertible Loan Agreement. On October 2010, we entered into a Convertible Loan Agreement with IEC, which is currently a significant shareholder, which agreement was amended on April 2012. Pursuant to this agreement, IEC loaned us an aggregate amount of NIS 3,000,000 ($780,234 at December 31, 2016) at an interest rate of 8% per annum. In April 2013, we entered into a Share Purchase Agreement with IEC pursuant to which the aggregate principal amount of such loan and all accrued but unpaid interest thereon were converted into 172,190 Series B-1 Preferred Shares. On November 26, 2014, as part of the Private Placement these shares were converted into our Ordinary Shares and following the shares split IEC holds 1,278,166. Pursuant to the terms of the Convertible Loan Agreement, IEC is also entitled to royalty payments equal to 2% of net sales of the Company’s products, up to an aggregate of NIS 8,000,000 ($2,080,624 at December 31, 2016). In addition, for a period of 10 years from the date of the first commercial sale of our products, IEC will be entitled to purchase our products, licenses and services, at prices which are at the lowest rate then offered or provided by the Company to any of its other customers for the same products, licenses or services (excluding demonstration units, pilot units, samples, and other customary promotional discounts which are sporadic in nature and do not represent on-going commercial basis prices with respect to the client), given similar quantities and commercial conditions.

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

2013 Share Purchase Agreement. On April 11, 2013, we entered into a share purchase agreement with IPB pursuant to which we issued to IPB an aggregate of 161,660 Series B-2 Preferred Shares at a price per share of $6.804, for an aggregate purchase price of approximately $1,100,000. Such preferred shares were subsequently converted into an aggregate of 1,200,002 Ordinary Shares (post bonus shares issuance ) in connection with, and immediately prior to the initial closing of, the offering of the Units.

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

In addition, between February 2016 and June 2016, we entered into additional Series 2 Convertible Note Agreements with Terra and an additional shareholder of the Company, pursuant to which Terra and the other lender loaned us an aggregate of $206,000, which amount is evidenced by Series 2 Convertible Promissory Notes.

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

Termination Agreement. On July 17, 2014, as amended on November 26, 2014, the Company and its shareholders signed a termination agreement effective as of (and conditioned upon) the Initial Closing of our most recent private placement, which confirms the termination effective as of the Initial Closing of the Investors’ Rights Agreement, and other preferred rights that our shareholders may have as parties to the Preferred A Share Purchase Agreement dated November 10, 2010 and the 2013 Share Purchase Agreement, and the Investors Rights Agreement, including information rights they may have under any other agreements.

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

Share Purchase Agreement. In July 2016, as part of an internal investment round, eleven shareholders of the Company purchased an aggregate of 860,000 Ordinary Shares at a price per share of $0.75. The closing of the internal investment round also included the conversion of an aggregate of $206,000 of convertible promissory notes into 274,667 Ordinary Shares.

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

B.          Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2016.

ITEM 9. The Offer and Listing.

9.A.4     Offer and Listing Details

There is currently no public trading market for our Ordinary Shares.

9.B.       Plan of distribution

Not applicable.

9.C.       Market for Ordinary Shares

Not applicable.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Arrangements with Directors and Related Parties.”

D.          Exchange Controls.

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash for use by us and our wholly-owned subsidiaries, except for ownership by nationals of certain countries that are, or have been, declared as enemies of Israel or otherwise as set forth under “Item 10. Additional Information—E. Taxation.”

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, were subject to corporate tax at the rate of 25% of their taxable income during 2016, a reduction from the corporate tax rate of 26.5% in 2015 and 2014.

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

Tax Benefits under the Amendment to the Economic Efficiency Law

On December 22, 2016 the plenary Knesset passed the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for 2017 and 2018), 2016, or the 2017 Amendment, which provides, among other things, new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

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

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently 25% for corporations and up to 50% for individuals, according to the individual’s marginal tax rate).

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

Certain Material U.S. Federal Income Tax Considerations

The following is a general summary of what we believe to be certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This summary is based on the Internal Revenue Code, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, the income tax treaty between the United States and Israel, or the U.S.-Israel Tax Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is no substitute for consultation by prospective investors with their own tax advisors and does not constitute tax advice. This summary addresses only those U.S. Holders of our ordinary shares who hold such equity interests as capital assets within the meaning of Section 1221 of the Code. Furthermore, his summary does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (including, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly, or by attribution) 10% or more of our shares, U.S. expatriates, or persons that mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

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

Taxation of U.S. Holders

Distributions. Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder that receives a distribution with respect to an ordinary share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Israeli tax withheld from such distribution) when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any distributions in excess of our earnings and profits will be applied against and will reduce (but not below zero) the U.S. Holder’s tax basis in its ordinary shares, and, to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of our ordinary shares. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that the entire amount of any distribution generally may be reported as dividend income.

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

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid on the ordinary shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. If a U.S. Holder is eligible for benefits under the U.S.-Israel Tax Treaty or are otherwise entitled to a refund for the taxes withheld, that U.S. Holder will not be entitled to a foreign tax credit or deduction for the amount of any Israeli taxes withheld in excess of the maximum rate under the Treaty or for the taxes with respect to which that U.S. Holder can obtain a refund from the Israeli taxing authorities. A foreign tax credit for Israeli taxes imposed on distributions may be denied if the U.S. Holder does not satisfy certain minimum holding period requirements. Because the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on the ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Under current U.S. federal income tax law, certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The 20% reduced maximum tax rate does not apply unless certain holding period requirements are satisfied. Furthermore, dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below). As discussed below under “Passive Foreign Investment Company,” we have not determined whether we have been a PFIC for 2016 or any previous year, or whether we will be a PFIC in 2017 or in any future years.

The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

Sale, Exchange or Other Disposition of Ordinary Shares. Subject to the discussion under “Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, or other disposition of our ordinary shares in an amount equal to the difference between the amount realized on the sale, exchange, or other disposition and the U.S. Holder’s adjusted tax basis (determined under U.S. federal income tax rules) in such ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares exceeds one year, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transaction . Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20% for taxable years) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the U.S.-Israel Tax Treaty. The additional 3.8% “net investment income tax” (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our ordinary shares by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on the corporation’s income, assets, and activities for such year. We have not determined whether we have been a PFIC for 2016 or any previous year, or whether we will be a PFIC in 2017 or in any future years.

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

Mark-to-Market Election. Alternatively, if our ordinary shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our ordinary shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in such ordinary shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

A mark-to-market election will not apply to our ordinary shares held by a U.S. Holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any PFIC subsidiary that we own.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, our ordinary shares must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. Since our ordinary shares are quoted only on the OCTQB, they may not currently qualify as marketable stock for purposes of the election and therefore the election may not be available to a U.S. Holder. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

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

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. If we are classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the ordinary shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such ordinary shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Holder will be able to make a QEF election, and a U.S. Holder may not make a mark-to-market election, with respect to PFICs in which we invest. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a corporation that is a PFIC.

In addition, U.S. Holders should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of ordinary shares in a PFIC, including IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund.

The U.S. federal income tax rules relating to PFICs elections are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our ordinary shares, any elections available with respect to such ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our ordinary shares.

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

In addition, certain U.S. Investors are required to report information on IRS Form 8938 with respect to their investments in certain “foreign financial assets,” which would include an investment in our Ordinary Shares, to the IRS.

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

THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE. THE DETERMINATION OF THE ACTUAL TAX CONSEQUENCES FOR A U.S. HOLDER WILL DEPEND ON THE U.S. HOLDER’S SPECIFIC SITUATION. U.S. HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments made to employees, sub-contractors, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Approximately 75% of our expenses are denominated in NIS. Changes of 5% and 10% in the U.S. dollar to NIS exchange rate will increase/decrease our operation expenses by less than 3.8% and 7.5%, respectively. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in bank deposits. We have not used any derivative financial instruments in our investment portfolio or for cash management purposes. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

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

E.           Not applicable.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, , we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2016, our internal control over financial reporting is ineffective.

The specific material weakness we identified in our internal control over financial reporting related to the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

In order to cure the foregoing material weakness, we have taken or are taking the following remediation measures:

1. We are seeking additional accounting and internal control staff with relevant U.S. GAAP accounting, SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;

2. We are in the process of hiring a permanent chief financial officer with significant U.S. GAAP and SEC reporting experience; and

3. We plan to provide further training to our financial consultants to enhance their understanding of our internal control policies and procedures, including participating in training programs relating to U.S. GAAP accounting and internal control.

We intend to complete the remediation of the material weaknesses discussed above as soon as practicable but we can give no assurance that we will be able to do so. Designing and implementing an effective disclosure controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we have taken and intend to take may not fully address the material weakness that we have identified, and material weaknesses in our disclosure controls and procedures may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

All internal control systems, no matter how well designed, have inherent limitations. Even systems determined to be effective can only provide reasonable assurance regarding financial statement preparation and presentation and may not prevent or detect misstatements. In addition, any evaluation of effectiveness in future periods is subject to the risk that controls may become inadequate because of changes in future conditions.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to an exemption provided to emerging growth companies under the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2015 and 2016, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2015 and 2016.

	2016	2015

Audit Fees	$80	$190
Audit-Related fees	-	–
Tax Fees	5	5
All Other Fees	-	–
Total	$85	$195

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

ITEM 19. Exhibits.

Exhibit No.	Exhibit Description
3.1*	Third Amended and Restated Articles of Association of P.V. Nano Cell Ltd.
4.1*	Form of Warrant issued to purchasers of Units
4.2*	Warrant issued to Peter Weinrib
4.3*	Warrant issued to Eli Kirstein
4.4*	Warrant issued to Marc Bodner
10.1*	Agreement, dated December 15, 2011, by and between P.V. Nano Cell Ltd. and the Ministry of National Infrastructures, Energy and Water Resources
10.2*	Share Purchase Agreement, effective November 29, 2009, by and among the shareholders of Nano Size Ltd. and P.V. Nano Cell Ltd.
10.3*	Convertible Loan Agreement, dated as of October 28, 2010, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation
10.4*	Amendment to Convertible Loan Agreement, dated April 2012, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation
10.5*	Amendment to Convertible Loan Agreement, dated April 2012, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation
10.6*	Partnership Agreement, dated May 21, 2014, by and between P.V. Nano Cell Ltd. and XaarJet Limited
10.7*	Side Agreement, dated July 20, 2014, by and between P.V. Nano Cell Ltd. and IP Bank International (Suzhou) Co., Ltd.
10.8*	First Amendment to the Side Agreement dated July 20, 2014, entered into as of November 26, 2014, by and between P.V. Nano Cell Ltd. and IP Bank International (Suzhou) Co., Ltd.
10.9*	Capital Note of IP Bank International (Suzhou) Co., Ltd., dated November 26, 2014
10.10*	Securities Purchase Agreement, dated November 26, 2014, by and among the Company and the purchasers party thereto
10.11*	Registration Rights Agreement, dated November 26, 2014, by and among the Company and the purchasers party thereto
10.12*	Standby Equity Distribution Agreement, dated July 9, 2015, by and between P.V. Nano Cell Ltd. and YA Global Master SPV LTD.
10.13±*	Agreement, dated September 9, 2009, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
10.14±*	First Addendum to the Consultancy Agreement, dated April 9, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
10.15±*	Second Addendum to the Consultancy Agreement, dated May 23, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
10.16±^	Employment Agreement, effective as of October 6, 2015, by and between P.V. Nano Cell Ltd. and Zvika Lifschitz
10.17±*	Consultancy Agreement, dated June 17, 2015, by and between P.V. Nano Cell Ltd. and Menachem Biran
10.18±*	P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
10.19±*	Form of Notice of Stock Option Award under the P.V. Nano Cell Ltd. 2010 Option Plan for Consultants
10.20±*	Form of Notice of Stock Option Award under the P.V. Nano Cell Ltd. 2010 Option Plan for Employees (unofficial English translation from Hebrew original)
10.21±*	Consultancy Agreement, dated January 1, 2012, by and between P.V. Nano Cell Ltd. and Andrei Rosenfeld
10.22±	Employment Agreement, effective as of March 15, 2016, by and between P.V. Nano Cell Ltd. and Adva Bar-On
10.23^	Share Purchase Agreement, dated July 12, 2016, by and among the Company and the investors party thereto
12.1	Certification by Chief Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

±       Compensation Plan or Arrangement or Management Contract.

*       Filed as part of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission and incorporated herein by reference.

^      Filed as part of our Annual Report on Form 20-F for the 2015 fiscal year filed with the Securities and Exchange Commission and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

P.V. Nano Cell Ltd.

By:	/s/ Fernando de la Vega
Fernando de la Vega
Chief Executive Officer

Date: May 15, 2017

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

- - - - - - - - - - - - - -

85

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To The Shareholders and Board of Directors of

P.V. NANO CELL LTD.

We have audited the accompanying consolidated balance sheets of P.V. Nano Cell Ltd. and its subsidiary (“the Company”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary at December 31, 2015 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 16, 2017	A Member of Ernst & Young Global

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars

	December 31,
	2015	2016
ASSETS

CURRENT ASSETS:
Cash	$10,912	$126,222
Other current assets	153,120	152,504
Inventories	62,685	57,072

Total current assets	226,717	335,798

LONG-TERM ASSETS:
Property and equipment, net	217,794	400,992

Total assets	444,511	736,790

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Short term bank credit	37,707	18,677
Trade payables	284,061	673,537
Employees and payroll accruals	138,484	171,798
Other current liabilities	634,350	614,183

Total current liabilities	1,094,602	1,478,195

LONG TERM LIABILITIES:
Warrants presented at fair value	961,922	1,117,321
Capital Note	43,568	45,493

Total liabilities	2,100,092	2,641,009

SHAREHOLDERS’ DEFICIT:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 100,000,000 shares at December 31, 2015 and 2016; Issued and outstanding: 12,907,898 and 14,505,126 shares at December 31, 2015 and 2016, respectively	33,506	37,648
Additional paid in capital	8,927,429	10,300,428
Accumulated deficit	(10,616,516)	(12,242,295)

Total shareholders’ deficit	(1,655,581)	(1,904,219)

Total liabilities and shareholders’ deficit	$444,511	$736,790

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars

	Year ended December 31,
	2014	2015	2016

Revenues	$41,953	$60,740	$67,678
Other income	15,898	7,592	10,403

Total revenues	57,851	68,332	78,081

Cost of revenues	79,215	69,051	78,622

Gross loss	21,364	719	541

Operating expenses:

Research and development	1,088,966	901,030	976,882
Less - research and development grants	(129,220)	(180,033)	(344,056)
Research and development, net	959,746	720,997	632,826
Sales and marketing	136,770	245,756	336,287
General and administrative	809,927	807,277	571,110

Total operating expenses	1,906,443	1,774,030	1,540,223

Operating loss	1,927,807	1,774,749	1,540,764
Financial expenses (income), net	236,561	(1,094)	80,636

Net loss	$2,164,368	$1,773,655	$1,621,400

Deemed dividend	1,842,061	-	-

Net loss attributable to holders of ordinary shares	$4,006,429	$1,773,655	$1,621,400

Net loss attributable to holders of ordinary shares per share:
Basic and diluted net loss attributable to holders of ordinary shares per share	$1.24	$0.14	$0.12

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	3,222,644	12,745,710	13,704,673

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

U.S. dollars

	Ordinary shares		Preferred shares		Additional
	Number of shares	Amount	Number of shares	Amount	paid-in Capital	Accumulated deficit	Total

Balance as of January 1, 2014	2,226,900	$5,742	8,624,145	$22,438	$4,746,548	$(4,836,432)	$(61,704)

Conversion of preferred shares to ordinary shares on November 26, 2014	8,624,145	22,438	(8,624,145)	(22,438)	-	-	-
Reclassification of warrants from liability to equity on November 26, 2014	-	-	-	-	16,883	-	16,883
Conversion of convertible loans to ordinary shares on November 26, 2014	743,372	1,920	-	-	718,356	-	720,276
Issuance of ordinary shares, net of issuance cost, on November 26, 2014	1,016,668	2,626	-	-	1,004,794	-	1,007,420
Deemed dividend in respect of equity restructuring	-	-	-	-	1,842,061	(1,842,061)	-
Issuance of warrants and capital note in respect of equity restructuring	-	-	-	-	(90,280)	-	(90,280)
Stock based compensation	-	-	-	-	382,595	-	382,595
Net loss	-	-	-	-	-	(2,164,368)	(2,164,368)

Balance as of December 31, 2014	12,611,085	32,726	-	-	8,620,957	(8,842,861)	(189,178)

Issuance of ordinary shares, net of issuance cost	296,813	780	-	-	297,684	-	298,464
Stock based compensation	-	-	-	-	8,788	-	8,788
Net loss	-	-	-	-	-	(1,773,655)	(1,773,655)

Balance as of December 31, 2015	12,907,898	33,506	-	-	8,927,429	(10,616,516)	(1,655,581)

Issuance of ordinary shares, net of issuance cost	1,234,001	3,199	-	-	1,010,609	-	1,013,808
Beneficial conversion feature related to bridge financing notes	-	-	-	-	74,160	-	74,160
Conversion of bridge financing notes to ordinary shares	274,667	713	-	-	205,287	-	206,000
Exercise of warrants	28,638	76	-	-	26,175	-	26,251
Exercise of options	59,922	154	-	-	-	-	154
Stock based compensation	-	-	-	-	52,389	-	52,389
Cumulative effect adjustment from adoption of ASU 2016-09	-	-	-	-	4,379	(4,379)	-
Net loss	-	-	-	-	-	(1,621,400)	(1,621,400)

Balance as of December 31, 2016	14,505,126	$37,648	-	$-	$10,300,428	$(12,242,295)	$(1,904,219)

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2014	2015	2016
Cash flows from operating activities:
Net loss	$(2,164,368)	$(1,773,655)	$(1,621,400)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	46,435	50,826	55,212
Share-based compensation	382,595	8,788	52,389
Beneficial conversion feature related to bridge financing notes	-	-	74,160
Change in other current assets	(56,732)	(60,243)	616
Change in inventories	(8,733)	(20,228)	5,613
Change in trade payables	(64,420)	234,939	164,926
Change in employees and payroll accruals	(12,040)	44,204	33,314
Change in other current liabilities	(28,811)	428,227	(20,167)
Change in fair value of warrants and capital note	235,382	(19,278)	(25,936)

Net cash used in operating activities	(1,670,692)	(1,106,420)	(1,281,273)

Cash flows from investing activities:
Purchase of property and equipment	(57,874)	(42,074)	(13,860)

Net cash used in investing activities	(57,874)	(42,074)	(13,860)

Cash flows from financing activities:
Proceeds from convertible loans	836,294	-	206,000
Proceeds from issuance of shares, net	1,007,420	298,464	1,013,808
Proceeds from warrants exercise	-	-	26,251
Proceeds from stock options exercise	-	-	154
Increase (decrease) in short term bank credit	-	37,707	(19,030)
Proceeds from issuance of warrants presented as liability	457,501	142,470	183,260

Net cash provided by financing activities	2,301,215	478,641	1,410,443

Increase (decrease) in cash	572,649	(669,853)	115,310
Cash at the beginning of the year	108,116	680,765	10,912

Cash at the end of the year	$680,765	$10,912	$126,222

Supplemental information and disclosure of non-cash financing activities

Conversion of convertible loans including interest in to shares	$720,276	$-	$206,000
Issuance of warrants presented as liability	$334,517	$-	$-
Reclassification of warrants from liability to equity	$16,883	$-	$-
Issuance of warrants and capital note in respect of equity restructuring	$90,280	$-	$-
Purchase of property and equipment on credit	$-	$-	$224,550

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:-	GENERAL

a.	P.V. Nano Cell Ltd. (the “Company”) was incorporated in June 2009 under the laws of Israel. The Company has a wholly-owned subsidiary, Nano Size Ltd., a company incorporated under the laws of Israel (“the subsidiary”). The Company and its subsidiary are mainly engaged in developing, manufacturing, marketing and commercializing conductive inks for digital inkjet conductive printing applications. As of December 31, 2016, the Company had only limited sales of its products and had not yet commenced larger scale commercial production or sales.

During 2013, the Company formed together with IP Bank International (Suzhou) Co., Ltd. (“IPB”), Leed Thick Film Past Co. and Leed Ink (Suzhou) Co. Ltd. (“Leed”), a Chinese joint venture (“JV”). The Company owns 40% of the outstanding equity securities of the JV. The JV is inactive and is in the process to be dissolved.

b.	Since its inception, the Company has incurred operating losses and has used cash in its operations. During the year ended December 31, 2016, the Company used cash in operating activities of $1.3 million, incurred a net loss of $1.6 million and had a total accumulated deficit of $12.2 million as of December 31, 2016. The Company requires additional financing in order to continue to fund its current operations and pay existing and future liabilities.

The Company intends to finance operating costs over the next twelve months through issuance of equity securities. The Company is currently negotiating with third parties in an attempt to obtain additional sources of funds which, in management’s opinion, would provide adequate cash flows to finance the Company’s operations. The satisfactory completion of these negotiations is essential to provide sufficient cash flow to meet current operating requirements. However, the Company cannot give any assurance that it will be able to achieve a level of profitability from the sale of its products to sustain its operations in the future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty (Refer to note 14 for additional financing in 2017).

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

On an ongoing basis, the Company’s management evaluates estimates, including those related to tax assets and liabilities, fair values of stock-based awards, warrants to purchase the Company’s shares, capital note and inventories write-offs. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial statements in U.S. dollars:

The accompanying financial statements have been prepared in U.S. dollars (“dollar” or “dollars”).

A substantial portion of the Company’s costs are incurred in New Israeli Shekels. However, the Company finances its operations mainly in U.S. dollars and a majority of the Company’s revenues are denominated in dollars. As such, the Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

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

d.	Inventories:

Inventories are measured at the lower of cost and net realizable value, cost is computed on a first-in, first-out basis. The inventories consist of finished goods and raw materials.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

%

Computers	15 – 33
Equipment	7 – 33
Office furniture	6 – 15
Leasehold improvements	*)

*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

Long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2014, 2015 and 2016, no impairment losses were identified.

f.	Revenues Recognition:

Revenues from ink sales are recognized in accordance with ASC No. 605-15, “Revenue Recognition” when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, and collectability is reasonably assured.

Other income, represent a recurring sale of production waste.

g.       Cost of revenues:

Cost of revenues is comprised of cost of materials production, employees’ salaries and related costs, allocated overhead expenses, packaging, import taxes, royalties paid to third parties and to the Government of Israel and other programs, as described in note 7.

h.	Research and development, net:

Research and development expenses are charged to the consolidated statements of operations as incurred, net of grants received, as described in note 2i.

i.	Government grants:

The Company receives participation funds and grants, which represents participation of the government of Israel and European grants. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Income taxes:

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

k.	Accounting for stock-based compensation:

The Company accounts for share based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company recognizes compensation expenses for the value of its awards granted based on the straight-line attribution method over the requisite service period of each of the awards. The Company recognizes forfeitures of awards as they occur.

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

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Accounting for stock-based compensation (Cont.):

The fair value for options granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2014	2015	2016

Dividend yield	*)	0%	0%
Expected volatility	*)	64%- 69%	68%-71%
Risk-free interest	*)	1.12%-1.63%	0.83%-0.97%
Expected life (in years)	*	4.375	2.98

*)       No grants were made in 2014.

l.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company’s cash balances are managed in major banks in Israel.

m.	Severance pay:

Pursuant to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”), the Company’s employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company to an Israeli insurance company. Payments in accordance with Section 14 release the Company from any future the severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s balance sheet.

Severance expenses for the years ended December 31, 2014, 2015 and 2016 amounted to $36,456, $39,194 and $44,511, respectively.

n.	Fair value of financial instruments:

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

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Fair value of financial instruments (Cont.):

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In accordance with ASC 480, the Company measures its warrants to purchase the Company’s shares classified as liability and the capital note at fair value. The carrying amounts of cash, other current assets, trade payables and other accounts liabilities approximate their fair value due to the short-term maturity of such instruments.

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	-	-	$961,922	$961,922
Capital note	-	-	43,568	43,568

Total financial liabilities	-	-	$1,005,490	$1,005,490

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	-	-	$1,117,321	$1,117,321
Capital note	-	-	45,493	45,493

Total financial liabilities	-	-	$1,162,814	$1,162,814

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Fair value of financial instruments (Cont.):

The following table presents reconciliations for the Company’s liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3):

Level 3

Balance at January 1, 2014	$-

Fair value of warrants and capital note	882,298

Balance at December 31, 2014	882,298

Fair value of warrants to investors	142,470
Changes in Fair value of warrants and capital note	(19,278)

Balance at December 31, 2015	1,005,490

Fair value of warrants to investors	183,260
Changes in Fair value of warrants and capital note	(25,936)

Balance at December 31, 2016	$1,162,814

o.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of ordinary shares considered outstanding during the year in accordance with ASC 260, “Earnings Per Share”. Diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during the period, plus the dilutive effect of ordinary shares considered outstanding during the period.

The total number of shares related to the outstanding stock options excluded from the calculations of diluted loss per share, since it would have an anti-dilutive effect, was 697,595, 1,021,917 and 836,514 for 2014, 2015 and 2016, respectively. The total number of warrants to purchase ordinary shares related to the outstanding options excluded from the calculations of diluted loss per share, since it would have an anti-dilutive effect, was 2,241,112, 2,542,262 and 2,834,410 for 2014, 2015 and 2016, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Recently issued accounting standards:

1.	In May 2014, the Financial Accounting Standards Board (“FASB”) issued guidance related to “Revenue from contracts with customers”. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. As currently issued and amended, the standard will become effective for the Company in 2019. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

2.	In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. The Company adopted the provisions of ASU 2014-15 for the year ended December 31, 2016.

3.	In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). The standard requires that long-term lease arrangements be recognized on the balance sheet. As currently issued and amended, the standard will become effective for the Company in 2020. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

4.	In March 2016, the FASB issued ASU No. 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. As currently issued and amended, the ASU will become effective for the Company in 2018. Early adoption is permitted. The Company early adopted ASU 2016-09 in 2016 using a modified retrospective transition method.

Under the new guidance, the Company has elected to change its policy and has started to recognize forfeitures of awards as they occur. The change in forfeiture policy was adopted using a modified retrospective transition method. The Company recorded a total cumulative-effect adjustment in accumulated deficit as of January 1, 2016 for the revision of the forfeiture fair value that have not previously been recognized in an amount of $4,379 upon transition.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	OTHER CURRENT ASSETS

	December 31,
	2015	2016

Grants from the Authority	$124,862	$56,514
Government authorities	14,579	70,332
Account receivables	11,816	18,607
Other	1,863	7,051

	$153,120	$152,504

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2016
Cost:
Computers	$43,964	$43,964
Equipment	422,641	661,051
Office furniture	14,394	14,394
Leasehold improvements	23,458	23,458

	504,457	742,867

Accumulated depreciation:	286,663	341,875

Property and equipment, net	$217,794	$400,992

Depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were $46,435, $50,826 and $55,212, respectively.

NOTE 5:-	OTHER CURRENT LIABLITIES

	December 31,
	2015	2016

Provision for professional fees	$443,695	$254,430
Grants received in advance	115,062	299,421
Provision for legal claims	40,000	40,000
Other	35,593	20,332

	$634,350	$614,183

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:-	CONVERTIBLE BRIDGE FINANCING

a.	During 2014, the Company issued convertible bridge financing notes (the “Series 2 Notes”) with an aggregate principal amount of $836,294. The Series 2 Notes accrue interest at a rate of 6% per year and mature prior to conversion only upon an event of default thereunder (as defined in the agreement). Each Series 2 Note shall automatically convert into the most senior class of securities offered by the Company in its next completed equity financing transaction completed within 12 months after the issuance date of such note (based on a conversion price per share equal to 75% of the sales price of such securities in the equity financing transaction) or, if no such transaction is completed within such 12 month period, the notes will be converted into Series B Preferred Shares at a conversion price of $0.917 per share and no interest shall be payable in respect of such converted Series 2 Notes.

In addition, the Company granted the holders of the convertible notes warrants to purchase the most senior class of securities of the Company issued in the next equity round in a total amount equal to 7.4% of the aggregate principal amount of the Series 2 Notes. In accordance with ASC 480, the warrants were classified as a liability instrument as the number of warrants and exercise price are not fixed. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net.

The conversion features upon a financing round was determined to be the predominant events and therefore the entire instrument was considered as a liability pursuant to ASC No. 480 “Distinguishing Liabilities from Equity” and measures at fair value.

Upon the issuance by the Company of ordinary shares in November 2014, as described in Note 9a, it was determined that the warrants issued to the lenders under the Series 2 Notes, in the aggregate, would represent the right to purchase 41,179 ordinary shares at an exercise price of $1.50 per share, and as such the warrants in the amount of $16,883 (the Company used the following assumptions: 0% dividend yield, 66.8% expected volatility, 1.67% risk free rate and 3.21 expected life in years) were classified from liability to additional paid in capital.

Upon the issuance by the Company of ordinary shares in November 2014, as described in Note 9a, the Series 2 Notes were converted into 743,372 units. Each unit includes ordinary shares at a price per share of $1.125, and an additional 743,372 warrants, at an exercise price of $1.50 per ordinary share. The entire redemption amount was classified as paid in capital in the amount of $218,499. The warrants issued in connection with the conversion may be redeemed by their holders, without the control of the Company, upon the occurrence of certain fundamental transactions as describe in the agreement. In accordance with ASC 480, the warrants were recorded as a liability as of December 31, 2015 and 2016 in the amount of $321,434 and $311,837, respectively (refer to assumptions used as detailed in note 9a).

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:-	CONVERTIBLE BRIDGE FINANCING (Cont.)

b.	In February and March 2016, the Company issued convertible bridge financing notes (the “Additional Notes”) with an aggregate principal amount of $206,000. Each Additional Note may be converted at the choice of the holder into the same class of securities offered by the Company in its next equity financing transaction completed within six months after the issuance date of such note, or, if no such transaction is completed within such six month period, the notes will be converted into units at a price of $1.50 per unit.

The Additional Notes accrue interest at a rate of 6% per year. No interest shall accrue if the principal sum is converted pursuant to the terms of the Additional Note as stated above.

Upon the issuance by the Company of ordinary shares in July 2016, as detailed in note 9a, the Additional Notes were converted into 274,667 ordinary shares based on a conversion price of $0.75 per share. The Company determined that the Additional Notes contained a beneficial conversion feature. In accordance with the accounting guidance on convertible instruments, the beneficial conversion feature of $74,160 was recognized as additional interest expense when the Additional Notes were converted into ordinary shares.

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company was engaged in research and development programs with the National Technological Innovation Authority, or the “Authority” (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). The Company is committed to pay royalties to the Authority at the rate of 3.5% of sales of products resulting from research and development partially financed by the Authority. The amount shall not exceed the grant amount received, linked to the dollar, including accrued interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

During the years ended December 31, 2014, 2015 and 2016 the Company received $16,330, $0 and $0, respectively. During 2014, 2015 and 2016, the Company paid royalties to the Authority in the amount $1,147, $1,621 and $2,109, respectively.

As of December 31, 2016, the Company and its subsidiary received from the Authority grants in the amount of $1,009,506 (including interest). The Company’s total contingent liability (including interest) with respect to royalty-bearing participation received, net of royalties paid, amounted to $1,354,412 as of December 31, 2016.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	In September 2009, the Company entered into a License Agreement with Ramot - Tel Aviv University (“Ramot”) for a joint research program. The program was approved by the Magneton committee of the Authority. The Magneton program supports cooperative research programs between industry and academia and encourages the transfer of technology from academic institutions to commercial firms. Under the terms of the Magneton program, the Company received from the Authority an aggregate amount of NIS 1,467,683 (approximately $382 thousand at December 31, 2016), and no royalties are payable to the Authority with respect to this program. Pursuant to the terms of the License Agreement, the Company was required to fund the research and development of the technology subject to such agreement during the research period (two years starting September 2009) in a total amount of NIS 1,077,000 ($280 thousand at December 31, 2016). In addition, the Company issued to Ramot warrants to purchase 117,209 ordinary shares. The warrants are exercisable until the occurrence of an exit event, as defined in the agreement, at an exercise price of NIS 0.01 per share.

In return, the Company was required to pay to Tel Aviv University royalties of between 3.4% and 3.9% on all net sales of any product, component, device or material that is used in the preparation of coated substrates meeting certain specifications (“Licensed Film”) and services resulting from the license; and royalties of between 2.4% and 3.0% on all net sales of Licensed Film products and services, and a sublicense fee at a rate of 25% of all sublicense fees the Company receives with respect to the intellectual property developed under such agreement. The royalties and sublicense fees may be creditable against the annual license fee due to Ramot in such calendar year and the following calendar year, in the amount of $20,000 in the three years that follow the research period, $50,000 for the fourth, fifth and sixth years and $75,000 from the seventh year. License fees in the amount of $20,000, $20,000 and $0 were paid in 2014, 2015 and 2016, respectively. As of December 31, 2016, revenues related to the license agreement had not yet started.

On January 4, 2016, Ramot provided the Company with a notice of termination of the License Agreement due to failure to meet the development milestones. The termination of the agreement was effective on January 4, 2016. No fees were due with respect to 2016.

c.	In December, 2011, the Company signed a research and development agreement with the Israeli Ministry of National Infrastructures, Energy and Water Resources. Pursuant to the agreement, the ministry will fund up to 62.5% of the Company’s expenses related to the approved program up to a maximum amount of NIS 625,000 ($163 thousand at December 31, 2016), in exchange for the Company’s agreement to pay royalties of 5% of any revenues generated from the intellectual property generated under the program. The period of the program was 18 months starting January 1, 2012.

During the years 2014, 2015 and 2016 the Company received $13,483, $0 and $0, respectively. During the years ended December 31, 2015 and 2016, the Company accrued royalties in the amount of $116 and $281, respectively.

As of December 31, 2016, the aggregate contingent liability to the Israeli Ministry of National Infrastructures, Energy and Water Resources amounted to $178,559.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	In October 2010, the Company entered into a Convertible Bridge Financing Agreement with IEC and, as part of the agreement, the Company committed to pay IEC royalties equal to 2% of the total net sales of the Company’s products and service revenues from the product developed and manufactured through this agreement, up to a cap of NIS 8,000,000 ($2,081 thousand at December 31, 2016).

During the years ended December 31, 2015 and 2016, the Company accrued royalties in the amount of $4,336 and $3,577, respectively.

e.	In connection with previously made acquisition of Nano Size, the Company is obligated to pay 3% from future sales and 10% of sublicense fees derived from Nano Size’s intellectual property, until the aggregate consideration amounts to $1,400,000. The consideration included a minimum consideration of $60,000 which was paid during 2011, and will be off set against future royalty payments which will be payable by the Company from sales of products and services.

f.	On March 11, 2013, the Company entered into a Joint Venture Agreement for the establishment of a joint venture in China. The closing conditions in the Joint Venture Agreement have not been met, and the parties resolved to dissolve the joint venture. The Company received from one of the parties to the Joint Venture Agreement, a payment demand for reimbursement of expenses. The Company disputes the claim but has offered to settle the claim, and recorded a provision in an amount that according to management’s assessment is sufficient to settle the claim.

g.	In September 2012, the Company entered into a Know-How License Agreement with IKTS, pursuant to which the Company purchases from Fraunhofer Institute (“IKTS”) certain additives. The Company has the right to receive the production file and knowhow to its chosen manufacturer, in consideration for payment to IKTS of royalties of €25 ($26 at December 31, 2016) per kilo of the ingredients not manufactured by IKTS. In addition, as of December 31, 2016, the Company is obligated to pay IKTS a minimum annual royalty amount deductible against royalties.

During the year ended December 31, 2014, 2015 and 2016, the Company recorded royalty expenses in the amount of $5,184, $2,177 and $2,202, respectively.

h.	In May 2014, the Company entered into an agreement with XaarJet Limited, or Xaar, a producer of printer heads. Once the first ink (Silver Nano-Particle Ink) is certified by Xaar, the Company will be required to pay Xaar a fee for all certified inks sold for use with Xaar print heads as follows: 2% of the certified ink price until the cumulative value of the fees received by Xaar exceeds £50,000 ($61 thousand at December 31, 2016), and thereafter, 1% of the certified ink price. Once the cumulative value of the fees received by Xaar with respect to all products exceeds £1,000,000 ($1,229 thousand at December 31, 2016), the Company and Xaar have agreed to review the percentage payable in the light of the prevailing business conditions. As of December 31, 2016, no such sales commenced.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	TAXES ON INCOME

a.	Tax rates:

Taxable income is subject to the Israeli corporate tax at the rate as follows: 2016 - 25%, 2014 and 2015 - 26.5%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

b.	Net operating losses carryforwards:

As of December 31, 2016, the Company has accumulated losses for tax purposes in the amount of $7.6 million which may be carried forward and offset against taxable income for an indefinite period.

As of December 31, 2016, the Company’s subsidiary has accumulated losses for tax purposes in the amount of $4.4 million which may be carried forward and offset against taxable income for an indefinite period.

c.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2014, 2015 and 2016, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

d.	Tax assessments:

Tax reports filed by the Company and the Company’s subsidiary through the year ended December 31, 2011 are considered final.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	TAXES ON INCOME (Cont.)

e.	Deferred taxes on income:

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2015	2016

Deferred tax assets
Operating loss carryforward	$2,784,560	$2,767,407
Temporary differences	161,500	150,883

Total deferred tax assets	2,946,060	2,918,290

Valuation allowance	(2,946,060)	(2,918,290)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2016 primarily relates to an increase in deferred taxes on NOLs for which a full valuation allowance was recorded. The change in corporate income tax rate decreased valuation allowance (Refer to note 8a). In assessing the likelihood that deferred tax assets will be realized, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards are deductible.

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2014	2015	2016

Loss before tax benefit	$(2,164,368)	$(1,773,655)	$(1,621,400)

Statutory tax rate	26.5%	26.5%	25%

Income tax benefit	573,557	470,019	405,350
Effect of:
Losses and timing differences for which valuation allowance was provided, net	(112,002)	(463,890)	(347,128)
Foreign exchange differences (*)	(286,106)	(10,104)	-
Non-deductible expenses and other permanent differences	(162,870)	(482)	(27,055)
Other	(12,579)	4,457	(31,167)

Income tax expense recognized in profit or loss	$-	$-	$-

(*)	Results for tax purposes are measured under measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985, in terms of earnings in NIS. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-3(F), the Company has not provided deferred income taxes in respect of the difference between the functional currency and the tax bases of assets and liabilities.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHARE CAPITAL

a.	Issuance of ordinary shares:

1.	In November 2014, the Company converted, immediately prior to the consummation of the Private Placement, 8,624,145 Preferred A-1, A-2, B-1 and B-2 shares, constituting its entire issued Preferred Share capital, to 8,624,145 ordinary shares, no consideration was provided. In addition, all warrants convertible into preferred shares were replaced to warrants to ordinary shares at 1:1 ratio. Following such conversion, the preferred rights afforded to preferred shareholders have been cancelled, and the Company has one class of shares, of ordinary shares par value NIS 0.01 each. As a result of the conversion, the per-share fair value of ordinary shares increased. Under ASC 718-20-10 such a transaction is considered to be an equity restructuring.

In accordance with ASC 718-20-35-6, the Company recorded a compensation expense in the amount of $376,643 in connection with employee’s options and warrants. The Company used the Black-Scholes option pricing model to measure the employees’ options and warrants on the conversion date. (the Company used the following assumptions: 0% dividend yield, 54.9% - 64.2% expected volatility, 0.28% - 2.1% risk free rate and 1.4 - 8.5 expected life in years). Additionally, a deemed divided to other ordinary shareholders was recorded in the amount of $1.8 million for the year ended December 31, 2014.

In connection with the conversion of the Series 2 Notes, as discussed in note 6a, the Company issued in November 2014, 743,372 units of one ordinary shares and one warrant to purchase an ordinary share.

In November 2014, the Company issued 6.423 ordinary shares for each one outstanding ordinary share held by each of its shareholders, after effecting the increase of its authorized shares by an additional 35,048,750 shares and the conversion of all Preferred Shares into ordinary shares. In the aggregate, the Company issued 9,389,231 ordinary bonus shares post conversion of its share capital for no consideration. In addition, the number of outstanding options, warrants, per share data, exercise price and convertible notes conversion ratio included in these financial statements for all periods presented have been retroactively adjusted to reflect the bonus share issuance (equivalent to a 7.423-for-1 stock split).

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHARE CAPITAL (Cont.)

a.	Issuance of ordinary shares (Cont.):

2.	In November 2014, as part of the Private Placement, the Company issued and sold an aggregate of 1,016,668 units at a price of $1.50 per unit. Each unit includes one ordinary share and one warrant to purchase an ordinary share at an exercise price of $1.50 per share. The Company received aggregate net proceeds of $1,464,921 from the sale of such unit, net of issuance costs of $60,080. The warrants may be redeemed by their holders, without the control of the Company, upon the occurrence of certain fundamental transactions such as a change in control as defined in the warrant agreement. The warrants are exercisable on a cashless basis under certain circumstances. In accordance with ASC 815, as of December 31, 2015 and 2016, warrants in amount of $439,607 and $426,481, respectively (the Company used the following assumptions for 2015 and 2016: 0% dividend yield, 59.3% and 79.3% expected volatility, 1.54% and 147% risk free rate, and 3.9 and 2.9 expected life in years, respectively) were recorded as liabilities. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As the occurrence of certain fundamental transactions defined in the warrant agreement that may lead to liquidation are not expected to occur, the Company classified the warrants in long term liability.

On July 9, 2015, the Company entered into a Standby Equity Distribution Agreement (the “SEDA”) with a new investor, pursuant to which the Company may, at its election and sole discretion, issue and sell to the investor, from time to time ordinary shares as provided in the SEDA. The maximum investment amount is $3,000,000 at a price per share equal to 95% of the lowest daily volume weighted average price of the ordinary shares for the five consecutive trading days following the election date. The Company’s ability to purchase shares under the SEDA is subject to, among other things, the qualification of the ordinary shares on the OTCQB and the filing and effectiveness of a registration statement registering for resale the ordinary shares issuable to the investor under the SEDA. Pursuant to the terms of the SEDA, the Company agreed to pay a structuring and due diligence fee in an amount equal to $15,000 and a commitment fee in an aggregate amount of $150,000, payable by the issuance of 100,000 ordinary shares. In addition, pursuant to the SEDA, the investor purchased in October 2015 100,000 units, at a purchase price of $1.50 per unit. Each unit consists of (i) one ordinary share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per share.

Between July 2015 and December 31, 2015, as part of the Private Placement and the SEDA, the Company issued and sold an aggregate of 296,813 units (which includes the issuance of 100,000 units under SEDA agreement, as described above) at a price of $1.50 per unit. Each unit includes one ordinary share and one warrant to purchase ordinary share at an exercise price of $1.50 per share. The Company received aggregate net proceeds of $445,219 from the sale of such units, net of issuance costs of $4,285. The warrants may be redeemed by their holders, without the control of the Company, upon the occurrence of certain fundamental transactions such as “change in control” as defined in the warrant agreement. The warrants are exercisable on a cashless basis under certain circumstances.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHARE CAPITAL (Cont.)

a.	Issuance of ordinary shares (Cont.):

In accordance with ASC 815, as of December 31, 2015 and 2016, warrants in the amount of $139,680 and $135,762 (the Company used the following assumptions: 0% dividend yield, 66.8% and 75.8% expected volatility, 1.67% and 1.61% risk free rate, and 5 and 3.63 expected life in years, respectively) were recorded as liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As the occurrence of certain fundamental transactions defined in the warrant agreement that may lead to liquidation are not expected to occur, the Company classified the warrants in long term liability.

3.	Between January and October 2016, as part of the Private Placement, the Company issued 374,001 units at a price of $1.50 per unit. Each unit consists of (i) one ordinary share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per share. The Company received aggregate net proceeds of $561,000 from the sale of such units, net of issuance costs of $9,709. The warrants may be redeemed by their holders, without the control of the Company, upon the occurrence of certain fundamental transactions such as “change in control” as defined in the warrant agreement. The warrants are exercisable on a cashless basis under certain circumstances.

In accordance with ASC 815, warrants in the amount of $183,260 (the Company used the following assumptions: 0% dividend yield, 68.11% expected volatility, 1.14% risk free rate and 5 expected life in years) were recorded as liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As the occurrence of certain fundamental transactions defined in the warrant agreement that may lead to liquidation are not expected to occur, the Company classified the warrants in long term liability. As of December 31, 2016 the fair value of the warrants amounted to $182,041.

4.	On July 7, 2016, the board approved an internal equity investment round in an aggregate amount of up to $900,000 at a price per Ordinary Share of $0.75, to be raised from existing shareholders. The investment round resulted in the issuance of 860,000 Ordinary Shares in consideration for an aggregate investment amount of $645,000.

In connection with the conversion of the Additional Notes, as discussed in note 6b, the Company issued in July 2016, 274,667 Ordinary Shares.

5.	During 2016 Company’s founders paid $777 owed to Company due to shares issued to them upon inception.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHARE CAPITAL (Cont.)

b.	Rights of ordinary shares:

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

c.	Stock option plan:

Under the Company’s 2010 option plan, options may be granted to officers, directors, employees, consultants and service providers of the Company.

The vesting period of the options is subject for Board approval and can vary from grant to grant. Options vest over a period of zero to three years from date of grant. Any options that are cancelled or forfeited before expiration become available for future grants. The options may be exercised for a period of seven years from grant.

The total number of shares available for future grants as of December 31, 2016 was 386,923.

A summary of the Company’s stock option activities and related information for the year ended December 31, 2016, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic-value

Outstanding at the beginning of the year	1,021,917	$0.51
Granted	75,000	0.92
Exercised	(59,922)	*)
Options forfeited	(200,481)	0.32

Outstanding at the end of the year	836,514	$0.63	3.63	$318,326

Exercisable as of December 31	745,885	$0.59	3.36	$309,867

*) Represent amount lower than $0.01

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHARE CAPITAL (Cont.)

c.	Stock option plan (Cont.):

The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2016 have been classified into exercise prices as follows:

	Outstanding		Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)

*)	230,425	3.4	230,425	3.4
$0.45	63,097	0.7	63,097	0.7
$0.92	542,992	4.1	452,363	3.7

	836,514		745,885

*) Represent amount lower than $0.01

As of December 31, 2016, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $29,981 and is expected to be recognized over a weighted average period of 1.08 years.

d.	Stock based compensation amounted to $382,595, $8,788 and $52,389 in 2014, 2015 and 2016, respectively, and were recorded as follows:

	Year Ended December 31,
	2014	2015	2016

Cost of Revenues	$2,134	$107	$(99)
Research and Development	202,769	2,597	8,828
Sales & Marketing	28,458	839	7,220
General and Administrative	149,234	5,245	36,440

	$382,595	$8,788	$52,389

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHARE CAPITAL (Cont.)

e.	The Company’s outstanding warrants classified as equity as of December 31, 2016 are as follows:

	Issuance date	Outstanding	Exercise price	Exercisable through

	2009	117,209	(***)	Exit event
	2011	6,546	$0.92	2017
	2012	28,637	$0.92	(*)
.	2013	59,384	$0.92	2023
	2013	8,182	$0.92	(*)
	2014	51,096	$1.50	(*)
	2015	4,337	$1.50	(**)
	2016	7,832	$1.50	(**)
	2016	333	$0.75	(**)

		283,556

*)	The earlier of: 5 years from the issuance date or the consummation of IPO or M&A Transaction.
**)	The earlier of: 2 years from the issuance date or the consummation of IPO or M&A Transaction
***)	Represent amount lower than $0.01

All warrants are exercised to ordinary shares. The exercise price of the warrants and the number of shares issuable thereunder is subject to standard anti diluted features, including dividends, stock splits, combinations and reclassifications of the Company’s capital stock. In accordance with ASC 815, “Derivatives and Hedging”, the warrants were classified as an equity instrument.

f.	In July 2014, the Company entered into an agreement with one of its shareholders according to which the Company issued to the shareholder, in November 2014, upon the initial closing of the Private Placement, a warrant to purchase up to 120,000 ordinary shares at an exercise price of $0.92 per share (or lower if the price per share paid by the investors in the Private Placement is lower than $1.44). The warrants are exercisable until the first to occur of an M&A Event or the completion by the Company of a public offering. As the exercised price is subject to changes, in accordance with ASC 480, as of December 31, 2015 and 2016 the Company classified the warrants as liabilities in the amount of $61,200 (the Company used the following assumptions: 0% dividend yield, 78% expected volatility, 1.19% and 1.34% risk free rate , respectively, and 2.5 expected life in years). The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income).

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHARE CAPITAL (Cont.)

In addition, the Company issued the investor, a cash settled capital note in the aggregate principal amount of $100,000, which becomes due and payable upon the earlier to occur of: (i) an M&A Transaction, (ii) a qualified IPO (as defined in the agreement) or (iii) an equity financing by the Company resulting in aggregate gross proceeds of at least $6,000,000. The Company elected to present the capital note at fair value in accordance with ASC 825, in the amounts of $43,568 and $45,493 as of December 31, 2015 and 2016, respectively. As the Company does not expect the capital note to become due in the following 12 months it presented the capital note as a long term liability.

NOTE 10:-	Warrants presented at fair value

The warrants issued in the November 2014 Private Placement to the new investors and the Series 2 lenders (as discussed in Note 9a), may be redeemed by their holders, without the control of the Company, upon the occurrence of certain Fundamental Transactions defined in the warrant agreement, mainly transactions involving a change in control of the Company, consolidation or merger with or into another entity; sale of all or substantially all of its assets, sale of 50% of its shares, etc. The warrants redemption price shall be a cash amount equal to the Black-Scholes value thereof, determined as of the day immediately following the public announcement of the applicable Fundamental Transaction, or, if the Fundamental Transaction is not publicly announced, the date the Fundamental Transaction is consummated. The warrants may be exercisable on a cashless basis at any time including if the Company fails to comply with its registration obligations. The exercise price and the number of warrant shares will be subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations and reclassifications of the Company’s capital stock. In accordance with ASC 480 the warrants were classified as liability.

The Company’s outstanding warrants classified as a liability as of December 31, 2016 are as follows:

Outstanding	Exercise price		Exercisable through	Fair value

1,016,668	$1.5		2019	$426,481	Refer to Note 9a
743,372	$1.5		2019	311,837	Refer to Note 6a
120,000	$0.92	(*)	(**)	61,200	Refer to Note 9f
296,813	$1.5		2020	135,762	Refer to Note 9a
374,001	$1.5		2021	182,041	Refer to Note 9a

2,550,854				$1,117,321

(*)       Subject to changes as describe in the agreement.

(**)     M&A or qualified IPO as described in the agreement.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	Financial expenses (INCOME), net

	Year ended December 31,
	2014	2015	2016

Financial income:
Change in fair value of warrants and capital note presented at fair value	$-	$(19,278)	$(25,936)
Foreign exchange gain, net	(9,933)	-	-

Financial expenses:
Change in fair value of warrants and capital note presented at fair value	235,382	-	-
Beneficial conversion feature related to bridge financing notes	-	-	74,160
Foreign exchange loss, net	-	8,111	17,982
Other	11,112	10,073	14,430

	$236,561	$(1,094)	$80,636

NOTE 12:-	ADDITIONAL INFORMATION TO THE STATEMENTS OF OPERATIONS

Geographic information:

Revenues reported in the financial statements derive from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Year ended December 31,
	2014	2015	2016

Israel	$23,128	$9,632	$18,903
Germany	12,037	9,350	16,040
France	6,621	8,681	7,126
Holland	5,836	1,740	4,936
Austria	1,494	14,967	1,135
United states	4,212	11,395	16,935
Other	4,523	12,567	13,006

	$57,851	$68,332	$78,081

All of the Company’s long-lived assets are located in Israel.

P.V. NANO CELL LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:-	RELATED PARTY TRANSACTIONS

In 2012, the Company entered into a business development services consultancy agreement with one of its board of director members. In 2013, under the consultancy agreement, the Company granted fully vested options to purchase up to an aggregate of 263,517 ordinary shares at an exercise price of $0.917 per share. The options are exercisable for a period of seven years from the date of grant. In 2013 and 2014, the Company recorded $1,065 and $86,961, respectively, general and administrative expenses in connection with the consultancy agreement. The above director resigned from the board on October 19, 2015. No expense was recorded with respect to this agreement in 2015 and 2016.

NOTE 14:-	SUBSEQUENT EVENTS

a.	Between February and May 2017 the Company extended the Private Placement for a total amount of $80,000. The Company issued 53,333 units at a price of $1.50 per unit to existing and new investors. Each unit consists of (i) one Ordinary Share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per share with the same terms and conditions as discussed in note 9a.

b.	On March 22, 2017 the Company received a loan for a principal amount of $162,000 from new investors according to a promissory note executed between the parties. In connection with the loan, commitment fees in the total amount of $12,000 were deducted from the consideration received. The loan bears an interest rate of 12% annually, which must be repaid in five equal monthly installments, commencing on May 31, 2017 and ending on September 30, 2017, subject to any early repayment in accordance with the terms set forth in the promissory note. In addition, pursuant to the loan agreement, the investor received a five-year Warrant to purchase up to 75,000 Ordinary Shares, at an exercise price of $1.50 per share.

c.	In April 2017, the Company issued 60,000 restricted Ordinary Shares and 12,500 Ordinary Shares to service providers.

