Form 20-F
period 2017-12-31
PV Nano Cell, Ltd.
filed 2018-05-15
CIK 1627480

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 333-206723

P.V. NANO CELL LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of the Registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

8 Hamasger Street, Migdal Ha’Emek, Israel 2310102

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,737,263 ordinary shares, nominal value NIS 0.01 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer  ☐  Non-accelerated filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

 If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

 i

ABOUT THIS ANNUAL REPORT

All references to “we”, “us”, “our”, “the Company”, “PV Nano”, “our company” and “our Company”, in this Annual Report on Form 20-F, or our annual report, are to P.V. Nano Cell Ltd., unless the context otherwise requires. All references to “shares”, “Ordinary Shares” or “our ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this annual report are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	the potential market opportunities for commercializing our current and planned products;

●	our expectations regarding the potential market size for our current and planned products;

●	estimates of our expenses, future revenue, capital requirements, and our needs for additional financing;

●	our ability to develop and advance our current and planned products;

●	the implementation of our business model and strategic plans for our business and products, including the integration of our acquisition and the management of growth;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our current and planned products;

●	our ability to maintain and establish collaborations or obtain additional funding;

●	our financial performance; and

●	developments and projections relating to our competitors and our industry.

Any forward-looking statements in this Annual Report on Form 20-F reflect our current views with respect to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Item 3. Key Information – Risk Factors” and elsewhere in this annual report. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

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

 ii

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A.          Selected Financial Data.

SELECTED FINANCIAL DATA

We prepare our historical consolidated financial statements in accordance with U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2013 to 2017. The selected consolidated statements of operations data for the years 2017, 2016 and 2015, and the selected consolidated balance sheets data at December 31, 2017 and 2016, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of operations data for the years 2013 and 2014, and the selected consolidated balance sheet data at December 31, 2015, 2014 and 2013, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. These selected financial data should be read in conjunction with our consolidated financial statements, as set forth in Item 18, and are qualified entirely by reference to such consolidated financial statements.

US $	Year ended December 31,
Consolidated Statement of Operations Data:	2017	2016	2015	2014	2013
Revenues	$88,691	$67,678	$60,740	$41,953	$12,202
Other income	-	10,403	7,592	15,898	17,170
Total Revenues	88,691	78,081	68,332	57,851	29,372
Cost of Revenues	94,238	78,622	69,051	79,215	36,771
Amortization of intangible assets	37,694	-	-	-	-
Gross loss	43,241	541	719	21,364	7,399
Research and development, net	404,891	632,826	720,997	959,746	834,261
Sales and marketing	480,963	336,287	245,756	136,770	110,577
General and administrative	1,227,632	571,110	807,277	809,927	347,843
Acquisition related costs	750,956	-	-	-	-
Total operating expenses	2,864,442	1,540,223	1,774,030	1,906,443	1,292,681
Operating loss	2,907,683	1,540,764	1,774,749	1,927,807	1,300,080
Financial expenses (income), net	(63,778)	80,636	(1,094)	236,561	291,109
Net loss	$2,843,905	$1,621,400	$1,773,655	$2,164,368	$1,591,189

Deemed dividend	$-	$-	$-	$1,842,061	$-
Net loss	$2,843,905	$1,621,400	$1,773,655	$4,006,429	$1,591,189

Basic and diluted net loss attributable to holders of ordinary shares per share	$0.19	$0.12	$0.14	$1.24	$0.71

Weighted average number of common stock	15,249,948	13,704,673	12,745,710	3,222,644	2,226,900

US $	December 31,
Consolidated Balance Sheet Data:	2017	2016	2015	2014	2013
Current assets	$703,211	$335,798	$226,717	$816,099	$117,895
Non-current assets	7,911,806	400,992	217,794	226,546	215,107
Total assets	8,615,017	736,790	444,511	1,042,645	393,092
Total liabilities	5,812,297	2,641,009	2,100,092	1,231,823	454,796
Total stockholders’ equity (deficit)	$2,802,720	$(1,904,219)	$(1,655,581)	$(189,178)	$(61,704)

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

We have a limited operating history. We have incurred net losses since our inception in 2009, including a net loss of approximately $2.8 million for the year ended December 31, 2017. As of December 31, 2017, we had an accumulated deficit of approximately $15.1 million. In December 2017, we finalized the purchase of Digiflex Ltd., or Digiflex, an Israeli corporation which develops, manufactures and distributes proprietary printers for the graphic industry and non-conductive polymeric inks. Digiflex generated $603,211 in revenues in 2016 and approximately $400,000 in 2017. We expect minimal revenues from Digiflex this year as we transition it into the Company’s operations, and we anticipate Digiflex will contribute to our Company’s losses. Digiflex also has a history of losses, certain debt obligations, and limited operating history. To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures, our ability to obtain funding through equity or debt financings, strategic collaborations, or grants and our ability to commercialize our products or technologies. We do not know whether or when we will become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

We generated extremely limited revenues which are not presently sufficient to sustain our operations. Our total revenues generated from sales were $88,691, $67,678 and $60,740 for the years ended December 31, 2017, 2016 and 2015, respectively. We have incurred net losses since our inception in 2009, including a net loss of approximately $2.8 million for the year ended December 31, 2017. Digiflex has incurred approximately $21 million of accumulated deficit since inception up to December 3, 2017, the date it was acquired by us.

Our history of net losses has raised substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2017 with respect to this uncertainty. We believe that we will need to raise significant additional funds before we have significant cash flow from operations. Accordingly, our ability to continue as a going concern will require us to seek alternative financing to fund our operations. The substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

We will need significant additional capital, which we may be unable to obtain.

As of December 31, 2017, we had cash reserves of $450,305. As of May 15, 2018, we had sufficient cash to fund operations for approximately two (2) months if we do not raise additional capital. We will need to raise additional capital to continue our operations beyond such two-month period, or earlier if we change our current strategy or operating plan. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments are likely to be dilutive to existing stockholders. Furthermore, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

We have generated only minimal revenue from product sales and may never be profitable.

We have generated only minimal revenue in the past, from limited sales of our Sicrys™ inks. We expect Digiflex will generate only minimal revenue from the sale of printers, inks and foils. While Digiflex has sold approximately 45 printers since inception, its revenue for the year ended December 31, 2017 was limited to inks, foils and maintenance of the printers. Our ability to generate revenue and achieve profitability depends on our ability to successfully commercialize our Sicrys™ inks and future products and technologies. It will also depend on (i) our ability to modify and bring to market Digiflex printers so that instead of just being able to do low volume printing, we will be able to serve the electronics market and to use our Sicrys inks; and (ii) our ability to adapt Digiflex’s inks to allow for the printing of full printed circuit boards, or PCBs. There is no assurance that we will be successful in any of these endeavors. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	obtaining market acceptance of our products and technologies;

●	modifying Digiflex products to serve the electronics market to be compatible with our inks;
●	integrating the Digiflex business with our business;
●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new products and technologies;

●	ramping up our production capabilities if and when our sales volume increases;

●	expanding our distribution channels, including our ability to enter into cooperation arrangements with printer manufacturers to distribute our inks;

●	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

●	attracting, hiring, and retaining qualified personnel.

Risks Related to Our Business

If our conductive inks and Digiflex printers fail to achieve and sustain sufficient market acceptance or if market penetration occurs more slowly than we expect, our future revenue will be adversely affected.

Our success depends, in large part, on our ability to gain market acceptance of our Sicrys™ inks and Digiflex inks as a reliable and cost-saving alternative to existing printing technologies. Compared to some competing technologies, our nano-metric conductive ink technology is relatively new, and most potential customers have limited knowledge of, or experience with, our conductive inks. Potential customers may be reluctant to adopt our conductive inks as an alternative to conventional printing technologies. Such potential customers may have substantial investments and know-how related to their existing printing technologies, and may perceive risks relating to the reliability, quality, usefulness and profitability of adopting our conductive inks when compared to other printing technologies available in the market. Prior to adopting our conductive inks, some potential customers may need to devote significant time and effort to testing and validating our technology. Any failure of our technology to meet these customer benchmarks could result in customers choosing to retain their existing technology or to purchase technologies other than ours. If we fail to achieve market acceptance of our conductive inks or if market penetration is slower than expected, then our opportunities to grow our revenues and reach profitability will be severely limited. In addition, our success depends on our ability to gain market acceptance of Digiflex printers. There is no assurance that we will succeed in any of the foregoing.

As one of our strategies to increase sales, we have acquired one inkjet printer that has been installed at a customer’s site, and intend to acquire additional inkjet printers to also be deployed, free-of-charge, to consumers who agree to purchase a minimum quantity of inks from us, in certain specific fields (e.g. production of printed circuit boards, or PCBs, one layer electronics). There can be no assurance that such printers will be available to us on acceptable terms, or at all, that customers will be willing to make such minimum purchase commitments or that the printers will work as expected in the commercial environment. In addition, it has taken much longer than expected to debug the initial printer and there is no assurance that debugging additional printers will not take longer than expected. In December 2016, we purchased the first beta printer and deployed it to a customer in Israel. We are currently in the debugging process for this printer, and we are developing customized products with this customer for one layer printed electronics. We sold a small amount of ink to this printer in 2017. We intend to eventually enter into an agreement with this printer producer for the sale of our ink and we are currently in negotiations with this printer producer. We are negotiating with additional printer producers to develop and provide us with printers which could ultimately enable us to deploy the printers to customers and to provide ink to customers with such printers. There is no assurance that the printers will be successfully debugged, that customers will accept these printer, that the such customer will order any or significant quantities of our ink, that we will enter into an agreement for the sale of our ink with any customers, or that we will successfully conclude our negotiations with printer producers and develop additional sources of printers.

In order to expand our capabilities to sell inks and introduce the additive digital conductive printing technologies to the market, in December 2017, we finalized the purchase of Digiflex. We are currently in the process of integrating the operations of the two (2) companies together and will soon start to adapt the Digiflex printers and the polymer inks they have developed so that they are compatible with our inks and have the relevant capability to serve the conductive printing market needs. We hope to have the first conductive printing printers in the market by end of 2018, and to continue to develop the process to produce multi-layer printed PCBs. The Digiflex printers are for low volume printing. There is no assurance that we will be able to adapt the Digiflex printers to our inks, or that they will be able to produce PCBs. Further, there is no assurance that we will be able to adapt the Digiflex printers to our market demands or that they will be accepted by the market and, conversely, there is no assurance that we will be able to keep and or ramp up Digiflex sales in the graphics industry, or that we will be able to adapt their inks to our PCB requirements.

Digiflex developed a small market for its printers for the graphics industry (approximately 45 of which have been sold, although none were sold last year). Digiflex’s annual revenue last year was approximately $400,000, all of which came from the sale of inks and foils, as well as maintenance. There is no assurance that we will be able to expand this market.

Digiflex has two (2) wholly-owned subsidiaries: Digiflex Inc. which was incorporated in the United States with one employee who provides services to installed printers, and Digiflex HK Limited, which was incorporated in Hong-Kong and has been inactive since inception.

If we are not successful in completing the integration of Digiflex into the Company, the benefits of this transaction may not be fully realized and the market price of our ordinary shares may be negatively affected.

Our integration of Digiflex may encounter ongoing difficulties of coordination, which may include:

●	coordinating geographically separate organizations;

●	coordinating sales, distribution and marketing functions, including integration and management thereof;

●	consolidating the financial reporting systems of our constituent companies;

●	management of a larger organization, with an increased number of employees over large geographic distances;

●	integrating our product offerings and realizing potential synergies;

●	difficulty in combining company cultures;

●	increasing leverage and debt service requirements; and

●	addressing inconsistencies among the companies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with suppliers, distributors, customers and employees.

As a result of these and other factors, we may not successfully complete the integration of Digiflex. Furthermore, we may not realize all of the benefits and synergies of acquiring Digiflex in the timeframe anticipated. It is also possible that such continuing integration and coordination arrangements could lead to the loss of members of management, diversion of the attention of management, or the disruption or interruption of, or the loss of momentum in, our ongoing business, which could adversely affect our business and financial results. The occurrence of such negative results could adversely affect the market price of our ordinary shares.

Our ink products may not be compatible with commercially available printers and printer heads.

We have successfully certified our ink with several manufacturers of commercially available printers and printer heads, and are in the process of certifying our ink products with additional manufacturers of commercially available printers and printer heads, as this is critically important to convince potential customers to implement inkjet technology and purchase our inks. We will also need to certify the Digiflex inks with manufacturers of commercially available printers. If we are unable to certify our ink products with a sufficient number of manufacturers of popular printers and printer heads, our ability to widely market our ink products will be impaired and we may be unable to generate significant revenue.

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

Given our limited resources, there is no assurance that the Company will be able to comply with its contracts.

The Company has recently become a party to one commercial contract with a leading printer manufacturer to supply commercial quantities of dispersions and inks. We are also currently in negotiation with additional customers. There is no assurance that the additional or other contracts will be executed. There is no assurance that we will be able to produce and supply all the ink required to satisfy all orders. There is also no assurance that commercial customers will be able to market their printers and other products with our inks.

We currently have minimal marketing and sales capabilities. If we are unable to establish significant sales and marketing capabilities or enter into agreements with third parties to market and sell our products, we may be unable to generate significant revenue.

Although our employees may have sold other similar products in the past while employed at other companies, we as a company have minimal experience selling and marketing our conductive inks and we currently have a small marketing and sales operation consisting of one full-time employee (Inside Sales Manager). In addition, our Chief Executive Officer and Chief Operating Officer generally devote a portion of their efforts to increasing awareness of, and marketing, our products. To successfully commercialize our Sicrys™ inks and any products that may result from our development programs, we will need to develop these capabilities, either on our own or with others. We intend to collaborate with additional third party distributors and sales agents with established sales and marketing operations and industry experience to market our inks. However, there can be no assurance that we will be able to enter into distribution and/or sales agency agreements on terms acceptable to us, or at all, or that such distributors or sales agents will be successful in marketing our inks. If our future distributors or sales agents do not commit sufficient resources to commercialize our products, we will be unable to generate sufficient product revenue to sustain our business. We may be competing with companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies. Digiflex also has had minimal experience selling and marketing its printers and will discontinue selling and marketing them in the graphics field in order to focus on printing multi-layer electronics.

Our manufacturing capacity and operations may not be appropriate for future levels of demand.

We manufacture our inks, including Digiflex inks, at our Migdal Ha’Emek facilities. We currently have capacity to produce an estimated two (2) tons of ink per year and intend to upgrade our facilities (estimated at $500,000) to increase production capacity to 20 tons per year, if and when demand for our inks is projected to surpass our production capabilities. If the demand for our conductive inks does not increase, we may have significant excess manufacturing capacity and under-absorption of our fixed costs, which could in turn adversely affect our gross margins. In the event that demand for our conductive inks outgrows our internal manufacturing capacity, we intend to engage third-party manufacturers to produce additional inks. There can be no assurance that we will be able to enter into agreements with qualified manufacturers on terms acceptable to us, or at all, or that, once contracted, such manufacturers will perform as expected.

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

In addition, silver-based inks are more expensive than copper-based inks. We are aware of at least six (6) companies seeking to develop copper-based inks for inkjet printing, including NovaCentrix, Hitachi Chemical Co. Ltd., IntrinsiQ Materials Ltd., Cupro, Promethean Particles and Nanotec-USA. However, to our knowledge, none of our competitors has copper-based inks in mass production and at a commercially viable price and quantity, and some are using copper oxide as a precursor in their inks instead of copper. We have checked samples of some of these and found them to be unsuitable for formulating inkjet inks. Copper precursors are less effective for thick patterns and high throughput. To our knowledge, we are the only company offering as much as a 50% copper inkjet ink, although we are not yet in mass production. As, to our knowledge, no one has proven our strategy to be effective, there is no assurance that we will be successful and the utilization of 50% copper inkjet ink may not prevail.

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

Our headquarters are located in Israel. As part of the acquisition of Digiflex, we now have subsidiaries in the United States and Hong Kong that have minimal or no activity. Nevertheless, our business strategy incorporates potentially significant international expansion, particularly in China. Doing business internationally involves a number of risks, including but not limited to:

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

● ●

certain expenses including, among others, expenses for travel, translation, and insurance; and

certain countries’ regulations (e.g. China) make it difficult for us to import our inks into such countries.

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

Our future success depends in part on our ability to retain our Chief Executive Officer and management of Digiflex and to attract, retain, and motivate other qualified personnel.

We are highly dependent on Dr. Fernando de la Vega, our co-founder and Chief Executive Officer and Chairman, and Digiflex is highly dependent on its management team, and the loss of his services or Digiflex’s management’s services without proper replacements would adversely impact the achievement of our objectives. Under the terms of his services agreement with us, Dr. de la Vega may cease providing services to us at any time by providing 30 days’ prior written notice. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. Locating and attracting skilled personnel may take time. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous high-technology companies for individuals with similar skill sets. The inability to recruit and retain qualified personnel, or the loss of the services of Dr. de la Vega without proper replacement, may impede the progress of our research, development, and commercialization objectives.

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

We are dependent on a license for the additives necessary for the metallization of solar cells.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. We have not determined whether we have been a PFIC for 2017 or any previous year, or whether we will be a PFIC in any future year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor, as defined in “Item 10. Additional Information –Taxation — Certain Material U.S. Federal Income Tax Considerations”, owns Ordinary Shares, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our Ordinary Shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Ordinary Shares by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of share sales. A “qualified electing fund” election may alleviate some of the adverse consequences of PFIC status; however, we do not intend to provide the information necessary for U.S. Investors to make qualified electing fund elections if we are classified as a PFIC. See “Item 10. Additional Information – Taxation — Certain Material U.S. Federal Income Tax Considerations.”

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

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1 billion or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

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

We, independently or together with our licensors, have filed several patent applications covering various aspects of our products and technologies. Even though some have already been granted, we cannot provide any assurances about which, if any, additional patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any products and technologies that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product under patent protection could be reduced.

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

We employ individuals and engage consultants, including our Chief Executive Officer, who were previously employed at other high-technology companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

Our executive offices are located in Migdal Ha’Emek, Israel. In addition, following the acquisition of Digiflex, we have an additional office in Kfar Saba, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries and militia groups. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Certain of these conflicts involved missile strikes against civilian targets in various parts of Israel, including the city in which our headquarters are located as well as areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Recently, Israel was involved in a military operation against Hamas militants in Gaza. In connection with this operation, Israel called up a large number of reservists to active duty. Furthermore, Hamas militants in Gaza have fired thousands of rockets at Israel, including Tel Aviv, Israel’s main financial center. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Israel also faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas. There is current unrest in Egypt and a civil war in Syria, both of which are neighboring countries to Israel.

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

We have received grants from the Israel Innovation Authority, or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS), for research and development programs and intend to apply for further grants in the future. In order to maintain our eligibility for these grants, we must comply with the requirements of the Research Law. Under the Research Law, we are prohibited from manufacturing products developed using these grants outside of the State of Israel without special approvals. As of the date of this annual report, we have not sought to obtain such approvals, as we do not have immediate plans to manufacture outside of Israel. We may not receive the required approvals for any proposed transfer of manufacturing activities. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to 300% of some or all of the grant amounts requiring repayment plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

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

Provisions of Israeli law and our Articles of Association could have the effect of delaying or preventing a change in control of our Company; may make it more difficult for a third-party to acquire us; may make it more difficult for our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders; and may limit the price that investors may be willing to pay in the future for our Ordinary Shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law does not provide for shareholder action by written consent unless such consent is unanimous, thereby requiring all shareholder actions to be taken at a general meeting of shareholders in the absence of unanimity among our shareholders;

●	our Articles of Association generally require a vote of the holders of a majority of our outstanding Ordinary Shares entitled to vote and present at a general meeting of shareholders,; however, the amendment of a limited number of provisions related to the board of directors, proceedings of the board of directors, and business combinations require a vote of the holders of 60% of our outstanding Ordinary Shares entitled to vote and present at a general meeting (excluding abstentions);

●	our Articles of Association require a vote of the holders of 60% of our outstanding Ordinary Shares entitled to vote and present at a general meeting (excluding abstentions) for the removal of directors prior to the expiration of his or her term of office;

●	our Articles of Association provide that director vacancies may only be filled by our board of directors; and

●	our Articles of Association prevent “business combinations” with “interested shareholders” for a period of three (3) years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our Articles of Association by a general meeting of our shareholders or satisfies other requirements specified in our Articles of Association.

On September 24, 2015, we held a general meeting of shareholders at which our shareholders approved, among other things, an amendment to the provisions of our Articles of Association applicable to the election of directors to provide for a board of directors consisting of no less than three (3) and no more than seven (7) directors, with all directors (other than the external directors, whose appointment is required under the Companies Law, as described below) divided into three (3) classes with staggered three-year terms with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. This provision may make it more difficult for our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, may limit the price that investors may be willing to pay in the future for our Ordinary Shares, and may make it more difficult for a potential acquiror to effect a change of control of our Company or may deter potential acquirors from seeking to effect a change of control.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two (2) years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. For additional information, see “Description of Share Capital - Mergers and Acquisitions under Israeli Law” in Amendment No. 1 to our Registration Statement on Form F-1, filed with the Securities and Exchange Commission, or SEC, on September 22, 2015.

The tax benefits that are available to us as a preferred enterprise require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We have not yet elected to be treated as a preferred enterprise for Israeli tax purposes, a designation which would allow us to receive certain tax benefits, since we are still not at a stage where we have to pay tax due to carry forward losses. Once we are liable for tax payments, we may be entitled to reduced tax rates and other tax benefits. See “Item 10. Additional Information –Taxation – Law for the Encouragement of Capital Investments, 5719-1959”. If these tax benefits were reduced or eliminated or if we no longer comply with the various pre-conditions required, the amount of taxes that we pay would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this annual report located in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. Our Chief Executive Officer and substantially all of our directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws, reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

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

We do not anticipate paying cash dividends to the holders of our Ordinary Shares at any time. Moreover, the Companies Law imposes certain restrictions on our ability to declare and pay dividends. For additional information, see “Description of Share Capital — Dividends” in Amendment No. 1 to our Registration Statement on Form F-1, filed with the SEC on September 22, 2015. Accordingly, investors in our securities must rely upon subsequent sales after price appreciation as the sole method to realize a gain on investment. There are no assurances that the price of Ordinary Shares will ever appreciate in value.

We rely on an outsourced financial consultant to assist in the preparation of our consolidated financial statements. We believe that our financial consultant has sufficient experience with U.S. GAAP to assist in the preparation of our consolidated financial statements, which was gained, among other things, through service as the Chief Financial Officer and other senior accounting positions with several public and private companies that prepared financial statements in accordance with U.S. GAAP and by maintaining subscriptions to accounting resources made available by the “Big Four” accounting firms in Israel, which allows our outsourced financial consultant to obtain accounting and regulatory updates through their distribution lists, including updates with regard to U.S GAAP. Our outsourced financial consultant also has access to disclosure checklists for financial statement preparation compliance purposes and related accounting materials. Our outsourced financial consultant attends training conferences on accounting and regulatory updates, including updates with regard to U.S GAAP. Our historical consolidated financial statements for the years ended December 31, 2016 and 2015 were prepared by our former outsourced financial consultant as well as our former internal Chief Financial Officer, while our consolidated financial statements for the year ended December 31, 2017 were prepared by our current outsourced financial consultant. Our Company does not have a full-time Chief Financial Officer and outsources certain matters to a part-time consultant. If there are errors in our consolidated financial statements and/or we are required to restate certain of our consolidated financial statements as a result of our arrangement to outsource certain financial matters, we could be required to implement expensive and time-consuming remedial measures.

Our directors, executive officers and controlling persons as a group have significant voting power and may take actions that may not be in the best interest of shareholders.

Our directors, executive officers and controlling persons as a group beneficially own approximately 38% of our Ordinary Shares. As a result, they will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, due to their share ownership, our executive officers and controlling persons could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our Ordinary Shares, if a public market further develops for such securities, because investors may perceive disadvantages in owning stock in a company with controlling affiliated shareholders.

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

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under a recent amendment to the regulations promulgated under the Companies Law, as an Israeli public company listed overseas we are required to disclose the compensation of our five (5) most highly compensated officers on an individual basis (rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas prior to such amendment), this disclosure is not as extensive as that required of U.S. domestic reporting companies. We also have four (4) months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

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

There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, new regulations promulgated by the SEC and rules promulgated by the national securities exchanges. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Our directors, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified directors and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, we could be subject to liability under applicable laws or our reputation may be harmed.

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

ITEM 4. Information on the Company.

Historical Background and Corporate Structure

P.V. Nano Cell, Ltd. was incorporated in Israel on June 24, 2009 as a private limited liability company. In September 2015, we successfully filed our Registration Statement on Form F-1 in the United States. We have two (2) wholly owned subsidiaries, Nano Size Ltd., or Nano Size, a private company organized under the laws of the state of Israel which we acquired on December 31, 2009, and Digiflex, which we acquired on December 3, 2017. We also own 40% of the outstanding equity securities of Leed PV Nano Science and Technology (Suzhou) Company Ltd., a Chinese joint venture among us, Infinity IP Bank International (Suzhou) Co., Ltd. (or IPB), an investor in the Company, and Leed, which is inactive and will automatically dissolve by next year. Additionally, we indirectly own, through Digiflex, two (2) subsidiaries of Digiflex, one in the USA (Digiflex Inc.) and one in Hong Kong (Digiflex HK Limited).

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

Business Overview

We are a conductive ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive inks for digital conductive printing applications (mainly inkjet and aerosol printing technologies). We have developed the Sicrys™ family of single crystal nano-metric conductive inks, which we believe enables a significantly less costly and less wasteful alternative to current screen printing and, in some cases, photolithography etching processes for PV and PE applications. We also adapt our basic inks to specific customer requirements. We began low volume sales of our Sicrys™ silver-based inks for PV applications in 2010 and are in the process of seeking to expand our sales efforts to include sales of Sicrys™ inks for a wide range of PE applications, including for the printing of circuit boards, mobile phone antennas, 3D printed electronic devices, radio-frequency identification chips, sensors and touchscreens, among other digitally printed electronics. We have also developed what we believe is the first available commercially viable copper-based nano-metric ink for mass-production of printed electronics. We believe that copper inks represent a significant improvement over silver-based inks given copper’s significantly lower cost and nearly identical electrical and conductive properties. We began low volume sales of our copper-based ink for printed electronics applications in the second half of 2014.

Recent Developments

Partnership with Meyer Burger Technology Ltd.

On March 22, 2017, we announced a partnership with Meyer Burger Technology Ltd., or Meyer Burger, a leading global technology company specializing in innovative electronics systems and processes, including inkjet printing technology. Our Sicrys™ silver and copper inks will be used with Meyer Burger’s Pixdro JETx printers for high volume production applications specifically in the fields of semiconductors, packaging, and the metallization of solar cells with additional plans to expand in other segments in the future. We have been collaborating with Meyer Burger on several projects in the fields of solar cells and semiconductors in order to enhance the rate of adoption of additive digital printing of conductive materials in the mass production of electronics.

Loan Agreement

On March 22, 2017, we received a loan for a principal amount of $162,000 from YA II PN, Ltd., or YA II, according to a promissory note executed between the parties. In connection with the loan, commitment fees in the total amount of $12,000 were deducted from the consideration received. The loan bears an interest rate of 12% annually, which must be repaid in five (5) equal monthly installments, commencing on May 31, 2017 and ending on September 30, 2017, subject to any early repayment in accordance with the terms set forth in the promissory note. In addition, pursuant to the loan agreement, YA II received a five-year Warrant to purchase 50,000 Ordinary Shares, at an exercise price of $1.50 per share. The loan was fully repaid by the Company on January 2, 2018.

Convertible Loan Agreements

In August 2017, we entered into several Securities Purchase Agreements with Alpha Capital Anstalt, or Alpha Capital, First Fire Global Opportunities Fund LLC, or First Fire, and additional existing shareholders, whereby we issued and sold to such holders senior secured convertible notes in an aggregate principal amount of $905,555 in consideration for an aggregate subscription amount of $815,000 and warrants to purchase 905,555 Ordinary Shares.

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. Except for the notes of Alpha Capital and First Fire, which mature after 14 months, the notes mature after 24 months and may be converted into shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00 but it was adjusted in January 2018 to $0.50 pursuant to the terms of the notes. In February 2018, Alpha Capital converted $10,313 worth of the notes into 20,626 shares and, in April 2018, Alpha Capital converted $26,025 worth of the notes into 52,050 shares. In April 2018, First Fire converted $8,889 worth of the notes into 17,778 shares. We may require mandatory conversion of the notes in certain circumstances.

The term of the warrants is for five (5) years and the initial exercise price of the warrants was $1.20 per Ordinary Share, subject to adjustment in accordance with their terms. The notes and the warrants include full ratchet anti-dilution purchase price adjustment rights and other mechanisms for adjustment of the purchase price. As a result, following the issuance of warrants to Jet CU at an exercise price of $0.50 per share, the conversion and exercise prices of these notes and warrants was adjusted to $0.50 per share. In February 2018, Alpha converted US $10,313 of its notes into 20,626 shares. In April 2018, Alpha converted US $26,025 of its notes into 52,050 shares and First Fire converted 8,889 of its notes into 17,778 shares.

Share Exchange Agreement with Digiflex

On December 3, 2017, we entered into and closed a Share Exchange Agreement with Digiflex according to which the Digiflex shareholders, representing the entire share capital of Digiflex on a fully diluted basis, sold to and exchanged with us all shares of Digiflex which they held in consideration for our Ordinary Shares, par value NIS 0.01 per share at a conversion rate of 33.698 shares of Digiflex for each share of the Company.

Digiflex offers a number of key printer technologies and inks which we believe may allow us to expand our “Complete Solution Approach” for our customers. As a result, we would have the unique ability to support additive digital printing design, prototyping and mass production of electronic devices, such as PCBs, all in one. We believe this approach will be very attractive to customers, especially when coupling it with our cost-efficient and mass production compatible line of Sicrys™ silver and copper conductive inks. Historically, Digiflex printers have been used for low volume printing. We are in the process of adapting these printers to serve the electronics market and to be compatible with our Sicrys™ inks, as well as adapting the non-conductive polymeric inks developed by Digiflex so that they could be utilized in the printing of full PCBs.

Private Placement

Between November 2014 and December 2017, we completed several closings of a private placement offering of an aggregate of 2,817,512 units (which includes the issuance of 200,000 units under a SEDA agreement (as defined herein)), of which 2,074,140 units were sold at a price of $1.50 per unit and 743,372 units were sold at a price of $1.125 per unit. Each unit consists of (i) one Ordinary Share and (ii) a five-year Warrant to purchase one Ordinary Share at an exercise price of $1.50 per share. To date, the Company received aggregate proceeds of $3,947,414 from the sale of such units. The private placement offering has been extended several times and recently expired on March 31, 2018.

Issuance of Shares to Sunrise Securities LLC (Service Provider)

On January 9, 2017, we entered into a Financial Advisory Agreement with Sunrise Securities LLC, or Sunrise, with respect to the transactions with Digiflex and any of its shareholders for the provision of financial advisory and investment services. On December 6, 2017, in connection with the abovementioned placement agent services, Mr. Amnon Mendelbaum was further issued warrants to purchase 675,926 ordinary shares at an exercise price of NIS 0.01 per share. The amount of ordinary shares underlying such warrants is equal to 10% of the aggregate number of fully diluted ordinary shares purchased by Digiflex shareholders. The warrants may be exercised, in whole or in part, for a period of seven (7) years.

On February 22, 2017, we entered into a Placement Agent Agreement with Sunrise and Trump Securities LLC, or Trump, whereby Sunrise and Trump would provide us with placement agent services with respect to raising financing from potential investors. In exchange for the aforementioned services and in addition to a retainer fee, Mr. Amnon Mandelbaum, President of Sunrise, was issued warrants to purchase 16,666 ordinary shares at an exercise price of $1.00 per share, and warrants to purchase 16,666 ordinary shares at an exercise price of $1.20 per share, and Mr. Steven Zadka, Managing Director of Sunrise, was issued warrants to purchase 16,666 ordinary shares at an exercise price of $1.00 per share, and warrants to purchase 16,666 ordinary shares at an exercise price of $1.20 per share. The warrants may be exercised, in whole or in part, for a period of five (5) years. The amount of ordinary shares underlying such warrants is equal to 5% of the aggregate number of warrants and fully diluted ordinary shares deemed to be issuable to Alpha Capital at the closing of the Securities Purchase Agreements.

In February 2017, we issued 60,000 restricted ordinary shares to Haytarr LLC in accordance with the Consulting and Engagement Agreements entered into between us and Haytarr. Furthermore, between March and May 2017, we issued 5,000 restricted ordinary shares to Trident Partners Ltd., 9,000 restricted ordinary shares to John H. Cierski, 9,000 restricted ordinary shares to Anton J. Gerdes and 27,000 restricted ordinary shares to David S. Kaplan, all on behalf of Madison Global Partners, LLC in accordance with the Consulting and Engagement Agreements entered into between us and Madison. Additionally, in December 2017 we issued 75,000 restricted ordinary shares to Tysadco Partners LLC, a service provider of the Company.

Share Purchase Agreement with Jet CU P.C.B. Ltd.

On December 27, 2017, we entered into a Share Purchase Agreement with Jet CU P.C.B. Ltd., or Jet CU, as supplemented by that certain Supplement to Share Purchase Agreement dated January 3, 2018, pursuant to which we received aggregate gross proceeds of $992,615 from Jet CU in exchange for 992,615 Ordinary Shares and a warrant to purchase 300,000 Ordinary Shares at an exercise price of $0.50 per share. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until January 3, 2023.

Jet CU is a company owned by some of the former investors in Digiflex. We have used and intend to use the proceeds of this transaction with Jet CU primarily for the organization and integration of Digiflex into the Company, finalization of the development of our products, payment of accrued debts of Digiflex and the Company and ongoing operations.

On March 8, 2018, we entered into a Share Purchase Agreement with Jet CU, pursuant to which Jet CU provided us with a convertible loan in an aggregate principal amount of $150,000 and received from us warrants to purchase 400,000 Ordinary Shares at an exercise price of $0.50 per share. The loan amount bears interest of 5% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until March 8, 2023. Jet CU may receive warrants to purchase an additional 200,000 Ordinary Shares at an exercise price of $0.50 per share, if the price of our shares by the end of December 2018 is lower than $1.00.

Memorandum of Understanding with Dip-Tech Ltd.

In February 2018, we entered into a Memorandum of Understanding or MOU with Dip-Tech Ltd. or Dip-Tech, which sets forth the key terms, including the intellectual property rights, of the collaboration between the parties for the development and commercialization of conductive Dip-Tech digital ink for glass digital printers based on our dispersion. The MOU is in effect for a period of twelve (12) months as of the date of its execution. If, within said twelve (12) months, the cooperation is successful, the parties will commence negotiations in regards to the terms of a definitive commercial agreement.

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

Most modern solar cells are made from either crystalline silicon or thin-film semiconductor material. Crystalline silicon cells (representing an estimated 94% of the PV cell market) are more efficient at converting sunlight to electricity, but generally have higher manufacturing costs. Thin-film materials are typically less efficient at converting sunlight into electricity, but can be cheaper to manufacture.

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

The market for solar power generated by PV arrays worldwide was estimated at 77.3 GW (GW is the method in which the market is measured), with cumulative installation of 320 GW worldwide in 2017.

This represents approximately 1.3% of the worldwide electricity production. For example, prices of PV electricity in Germany (end of 2016) were: Price PV rooftop system ~ 1500 €/kWp End of 2016, PV power plant ~ 8 ct€ / kWh and PV-Tender Price 4.33 ct€ / kWh (Feb. 2018). Spot prices to buy PV cells are as low as 36 cents per watt, or around $1.45 per cell. Photovoltaics is a fast growing market: The Compound Annual Growth Rate (CAGR) of PV installations was 40% between 2010 to 2016.

Silver demand for photovoltaic applications was estimated at 2700 tons in 2016.

The leading new PV cells needs only one-fifth as much silver as a decade before. The silver now used in new PV cells costs just less than 5 cents at current prices. Silver accounts for 15%-25% of the total manufacturing cost of PV panels, therefore it is a main focus in cost reduction.

We believe that industry changes since 2011, steep price reductions of cells and modules, including steep reductions in silicon pricing (driven in large part by Chinese policies, which may be unsustainable in the long term), and technological improvements such as increased efficiency and reduction in silver usage have brought the PV industry closer to the goal of achieving grid parity, thereby spurring greater interest in technologies that can further lower costs. Given that metallization costs continue to be the highest cost element of PV cell production (due primarily to the high cost of silver), many have focused cost-cutting efforts on improving efficiencies and reducing costs in the metallization process.

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

The total addressable worldwide market for the sale of inks which the Company is aiming to penetrate is predicted to be in excess of US$75 billion by 2022. The total addressable market could be increased by an increase in the need and future capability to print embedded passive components economically.

The total addressable worldwide market is more specifically projected as set forth below:

Field	Market in 2022 (US$ billion)	Comment
PCB	73(1)	The complete PCB (both conductive & dielectric ink)
Internet of Things	4.2(2)	Ink Only
PV Photovoltaic cells
Capacitors (passive component)	22.3(3)
Resistors (passive component)	5.7 in 2020(4)	Probably ~50% of Capacitor market size
Conductive 3D printing	1.7 in 2027	Assumed 7% is conductive

(1)	The global PCB market is expected to reach an estimated $72.6 billion by 2022 and is forecast to grow at a CAGR of 3.2% from 2017 to 2022.

(2)	According to a 2016 Markets and Markets report, the market size of conductive inks was $3.17 billion in 2015 and is projected to reach $3.91 billion by 2021, registering a CAGR of 3.5% between 2016 and 2021. In this report, 2015 is considered as the base year and forecast period is between 2016 and 2021. The global market for conductive inks is projected to reach $3.1 billion by 2022. The global conductive inks market is expected to grow at a CAGR of 15.49% during 2016 to 2022. Also reported in Merkle & Sears Market Report 2017 “Global Conductive Inks Market Analysis.”

According to the 2018 Market Research Future Report (“MRFR”), the global conductive inks market is expected to reach more than $4.22 billion by 2022 with a CAGR of 4%. The major factors which are likely to push the growth of the global conductive ink market are superior physical properties, growing application industries, huge demand from Asia-pacific regions, replacing traditional circuit and energy consuming wires and others. On the basis of product types, silver conductive inks have accounted for the largest market share and automotive is expected to be the largest segment on the basis of applications. Geographically, Asia-Pacific is expected to lead the global market.

(3)

According to a 2013 and 2015 report by Lucintel and Global Industry Analysts, the global capacitor industry is estimated to reach $20.2 billion in total revenue by 2018, with a CAGR of 2.5% over the next five years. Competition is high in the industry because there are a large number of players and low product differentiation. We believe the industry will trend to and favor companies that focus on advancement in paper capacitors and modifications to aluminum electrolytic capacitors. “Growth Opportunities in the Global Capacitor Market”, published: January 2013; “Global Industry Analysts, Inc.”, published October 2015.

(4)	According to the 2015 and 2018 press releases by Global Industry Analysts and Research Markets, global electronic resistor market will reach $5.7 billion by 2020. This massive growth in the use and applications of 3D Printers is encouraging growth in the market for 3D printing materials. Detailed forecasts, using information from interviews with 90 key players in the industry and disclosed financial information, estimate key materials are expected to have a total market of over $24 billion by 2027. “Global Industry Analysts, Inc.” press release, Published April 10th 2015; “Research and Markets” press release published, Jan. 30, 2018 (GLOBE NEWSWIRE).

Merkle & Sears Market Report 2017 “Global Conductive Inks Market Analysis”

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

The Market

The analog printed electronics market today is in excess of $65 billion, aiming to exceed $75 billion by 2022. The analog process is very complicated, environmentally unfriendly, and inefficient as it contains many production steps, and is capex expensive and limited in its performance.

Digitally printing electronics present many advantages over the traditional analog method, including:

•	It is an additive process, no etching, or dangerous waste are involved or generated;

•	No need to prepare masks and fixtures (Time to Part measured in hours as opposed to days);

•	Single machine will produce the final PCB (today the part is transferred between more than 10 different production machines);

•	Shorten time to product;

•	Digital process will allow printing of passive components (resistors & capacitors) embedded in the layers ($75 billion addressable market excluding the sale of inks to print embedded passive components);

a.	Free mounting area on the outer surfaces (will allow minimizing the surface area and thickness).
b.	Saving component mounting costs and complexity.

•	Shows narrower line and gap capabilities (will allow minimizing the surface area, thickness and production of denser circuitry);

•	The digital process will allow any electrical connections between the different layers – easier design;

•	Digital additive manufacturing processes are less sensitive to substrates types.

While there are quite a few companies that have silver conductive inks (which are not compatible with mass production processes), there are very few companies offering copper nano particle dispersions, which, to our knowledge, are not inks. The Company offers silver and copper based inks.

Silver metal is approximately 80 times more expensive than copper metal which may eventually allow us to price copper inks at 2-3 times lower than silver inks and easily compete with analog conductive inks and processes.

Product Development

The Company offers and sells several conductive inks based on either silver or copper. Inks are sold through our web site. Our operations team is well-trained for prompt delivery at a consistently high quality. To date, although we have had limited sales, we have not had any product returns.

Our Research and Development, or R&D, team’s efforts are focused on 3 main goals:

1.	Continuous improvement and ink optimization (technical customer support):

a.	Adapting the inks to the different available printers in the market;
b.	Developing inks for new applications; and
c.	Reducing the sintering, or the process that physically connects between the nano metal particles to produce a continuous conductive layer, temperature.

2.	Development of the Digiflex Integrated Prototype Design and R&D Printer (Digiflex printer adapted for the electronic field) in three main steps using the same frame and infrastructure:

a.	Integrated Prototype, design and R&D printers for one conductive layer;
b.	Integrated Prototype, design and R&D printer for one conductive layer and embedded passive components; and
c.	Integrated Prototype, design and R&D printers for full multi-layer PCB including embedded passive components, and inter layer connectors.

This printer is intended to include all the necessary elements to print electronics in the same tool. These capabilities include the capability to print up to ten inks in parallel with very high accuracy, sintering, drying, and inspection capabilities at an affordable price.

3.	Develop full PCB printing capability:

a.	R&D with respect to conductive inks already developed so that can be produced in commercially required quantities.
b.	Finalize inks development:

i.	Dielectric inks (Nonconductive inks to print insulator layers);
ii.	Resistor inks (Less conductive inks to print resistor embedded components);
iii.	Capacitor inks (Nonconductive inks to print capacitors embedded components);
iv.	Conductive ink (New formulated inks to print vias, which are the electronic connections between PCB layers)

c.	Materialize the printing process.

Our Solutions

Photovoltaic Cell Metallization

Our Sicrys™ family of inks are low viscosity, nano-particle inks optimized for inkjet printing. We believe that PV cell metallization via inkjet printing utilizing our Sicrys™ inks results in the following benefits relative to traditional screen printing processes:

●	Immediate cost savings of around 15%, due to substantially lower metallization costs and increased cell efficiency;

●	Potential future cost savings due to the ability to utilize thinner wafers for PV cells, thus reducing silicon costs and potentially further increasing cell efficiency;

●	A more efficient printing process without breakage of PV cells (estimated to occur at a rate of 0.15% to 5% in traditional screen printing processes) and without the need to regularly replace printing screens; and

●	Enhanced performance due to improved conductive properties enabling printing of contact lines that are significantly thinner than the lines that can be produced with screen printing.

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

Our Strategy

Our goal is to become a leading producer of conductive inks for digital electronic printing applications. Our strategy is to concentrate our efforts on mass production applications opportunities by selling inks to be used in mass production printers with high throughputs and high consumption of inks per year. We are currently developing our “Complete Solution Approach,” in which we will work with equipment producers to supply our customers with equipment, process and inks for their applications. We intend to provide a service to customers by not only selling inks, but also securing equipment suitable for implementation in their production lines, including Digiflex printers, and by working with them to develop the production processes suitable to the relevant applications and their needs (including printing strategy, printing temperature, sintering temperatures and time).

 To date, we have generated limited sales and market our products primarily via our presence on social networking websites and applications (such as LinkedIn, Twitter, Facebook), and through printed electronics exhibitions such as LOPEC and IDTEch. However, we are currently in advanced negotiations with three international companies, for agreements to supply conductive dispersions and inks based on our nano metal particles (Sicrys™ ) that may yield sales of approximately US$600,000 in 2018 based on two signed agreements and a purchase order we are awaiting from a third company

A significant amount of our capital investment will be towards mass production printers that will be commissioned at our customer’s premises against ink purchase commitments. We hope to install 4 printers in 2018, 16 in 2019 and 24 mass printers in 2020, most of which will be purchased from third party printer producers, hopefully for lower up front purchase prices and royalties. We believe that each such printer will consume at least 400 kg of ink per year. In parallel, mass production printer manufacturers will continue their efforts to sell systems through their channels.

In addition, we are continuing our efforts to:

●	Develop ink suitable for digital printing of mobile phone antennas. We are presently in an advanced stage of optimizing the ink for one end user customer (an antenna manufacturer). This customer presently has printers installed for mass production. Upon conclusion, we will have an optimized ink which may be offered and sold broadly and we will possess an in-depth process know how which will allow us to support customers to implement this technology quickly. We are currently making samples for additional antenna producers and phone manufacturers.

●	Develop materials and technologies to fully print multi-layer PCBs. We have recently demonstrated the feasibility to print one layer one side PCBs. We have also demonstrated that we can print the inner layers in multi-layer PCBs. Printing the inner layers has the potential to reduce costs and hazardous waste levels. We have installed the first beta printer at a customer site in Israel, which we are currently debugging and the customer is developing its printed products. The customer is developing its product on the printer and has started some small volume sales of printed products with the printer. The customer is negotiating an $0.5 million agreement for printed products.

●	Develop a network of third party distributors and sales agents. We are presently searching for suitable distributors and sales agents, and have commenced negotiations with potential sales agents.

●	Heighten market awareness of our products and technologies. We are attempting to raise our profile in the relevant markets, as well as raise awareness of our product and technology offerings, by attending conferences, exhibitions and trade shows. In November 2015, we received the award for “Best Innovative Material From 3D Printing” from IDTech, and in January 2016, we were named as one of the 100 companies to follow in the cleantech field by The Global Cleantech Group.

●	Have our inks qualified and recommended for use with inkjet printers and printer heads produced by leading manufacturers in the industry. We have been in discussions with numerous printer manufacturers to have our inks recommended for use with their printers. FujiFilm Dimatix Inc. (a subsidiary of FujiFilm) has qualified our inks and has recommended our inks to certain of its customers. M-Solv (a United Kingdom company) has tested our inks for high throughput long term printing and provided a positive report. We are also negotiating an agreement with a printer producer to market our inks and their printer together.

●	Partner with leading digital inkjet manufacturers to supply PE and PV potential customers a “Complete Solution Approach.” We are in discussions with four (4) printer manufacturers, to seek to develop a “complete solution” marketing approach which bundles a suitable printer together with the appropriate process and inks (taking into account quality, through put, pricing and other similar considerations), thereby providing our customers a complete solution for implementing a digital conductive printing technology into their production processes.

●	We are currently developing a “complete solution” approach (printer, ink and process) to print the conductors on touch screens. We have aligned in this process a customer (Germany) and an inkjet printer manufacturer (Germany). Samples have been provided to the customer.

●	Pursue alternative marketing methods, such as printer leasing, profit sharing or a modified “razor blade” model, to increase sales of our inks by distributing printers at low cost. We have purchased an inkjet printer from a leading producer for the PCB application, and we are in advanced negotiations with an additional printer producer to develop additional inkjet printers for touch screens, antennas, solar cells and sensors.

●	Develop a localized marketing and production presence in key markets. In the future, we intend to develop marketing and production facilities near the large manufacturing centers for mobile phones, antennas, PCB and PV cells, including China and certain South American markets (e.g., Brazil, which we believe is poised to become a leading site for PV cell manufacturing).

●	Develop copper based digital printing inks for solar cells applications. We are working to develop a copper ink and process (printing and sintering) which will be compatible with HJT type solar cells. This printing process would replace the wet plating chemistry used today to build the conductive patterns.

We have co-founded two (2) development consortiums in the framework of the European Horizon 2020, an R&D support program in the European Community which provides grants for research and development, including to companies in Israel which are a part of the organization. The grants will be used to expand our knowhow and network through research and development that we commit to, the costs of which will be reimbursed in part by European Horizon 2020.

The first development consortium, DIMAP, was founded in October 2015 to develop novel ink materials and processes for 3D polyjet printing. Our main partners in this project are Stratasys (Israel), Profactor (Austria), Borealis (Austria) and Phillips (Netherlands). We have been granted a budget from DIMAP of €259,600 (approximately $312,771 based on the exchange rate of $1.00 / 0.83 in effect as of December 31, 2017) to develop these ink materials and processes. The grants received up to December 31, 2017 were €220,656 in the aggregate (approximately $265,851 based on the exchange rate of $1.00 / 0.83 in effect as of December 31, 2017). This project is expected to be completed in late 2018.

Our other development consortium, HIPERLAM, which started in November 2016, is aiming to develop novel ink materials and processes for LIFT printing technology. Our main partners in this project are Orbotech (Israel), TNO (Netherlands) and Oxford Lasers Ltd. (U.K.). We have been granted a budget by HIPERLAM of €260,713 (approximately $ 329,452 based on the exchange rate of $1.00 / € 0.83 in effect as of December 31, 2017). We received the entire grant through December 31, 2017. This project is expected to be completed in late 2019.

Additional projects have been approved for financing in 2018:

•	An Eureka project has been approved for Digiflex – SINTERINK. The budget approved was NIS 2,019,291 (40% grant, twelve (12) months. The goal of the project is to develop the Digiflex printer for conductive printing (laser and NIR), and optimized inks for laser sintering. The project is with other partners in the field of laser technologies, namely, Forth, Eulambia and Vector, all based in Greece.

•	The Manunet project has been approved for PVN – DIGIMAN. The budget approved was NIS 1,052,217 (60% grant, 12 months). The goal of the project is to develop digitally printed sensors. The project is expected to be performed with certain partners (but we are waiting for approval by the German grant entity to start), namely, Chemnitz University (Germany), National Research Nuclear University (Russia), MEPHI (Russia), IKTS (Germany), VIA (Germany) and CPC (Israel).

Competition

The digital electronic printing and inkjet conductive ink manufacturing industries are extremely competitive. We are currently aware of various existing products in the market and in development that may compete with our products and technologies. To our knowledge, more than twenty other companies are currently developing silver-based inkjet inks for PE digital electronic inkjet printing applications. Some of these companies already sell conductive inkjet inks for PE applications. Of those, to our knowledge, no other company claims to have metallization inkjet inks for silicon nitride based PV applications. We are aware of at least six (6) companies seeking to develop copper-based inks for inkjet printing, including NovaCentrix, Hitachi Chemical Co. Ltd., IntrinsiQ Materials Ltd. Cupro, Promethean Particles, Copprint and Nanotec-USA. However, to our knowledge none of our competitors has copper based inks in mass production and at a commercially viable price and quantity.

We believe that a number of other companies and entities, that we are not completely familiar with, claim to be able to supply nano silver particles, dispersions or inks. These include:

Applied Nanotech	Advanced Nano Products
BASF: laser transfer printing	Electroninks
Mitsubishi	Clariant
Genes’Ink	Paralec
Inframat Advanced Materials	Paru
Intrinsiq	Dupont
Methode Development Company (MDC)	Amepox (Poland)
Nanogap	Nanodimention (own consumption)
Trident	Poly ink
Sunjet (by Sun Chemicals)	Nanomass
InkTec	Cima NanoTech
Xerox	Ulvac –Harima
Novacentrix	PCHem Associates Inc

To our knowledge, our competitors’ inks differ substantially from our inks. We believe that our inks have the following competitive advantages, relative to those currently being sold by our competitors, especially when aiming to print on mass production applications and throughputs:

●	Higher metal load at low viscosities, which results in a more cost-efficient printing process;

●	Higher stability and for a longer period of time (over one year for Sicrys™ at room temperatures as compared to less than six (6) months for our competitors, some of which require their inks to be stored at low temperatures to remain stable for an extended period of time);

●	Copper inks with a similar stability profile as our silver inks (including its chemical stability), which is difficult to achieve due to the low oxidation point for copper, which results in certain of our competitors offering copper oxide inks as opposed to pure copper inks;

●	More robust printing;
●	Proven narrow pattern printing (< 50 µm);
●	Low resistivity. ( ρ < 2.5 x bulk. Laser and thermal sintering);

●	Low sintering temperature (< 150 °C);

●	Unique products – Silver environmental resistance, copper and solar cell metallization inks;

●	Lower cost (due to low production costs for the inks and, with respect to our copper inks, the lower cost of copper as compared to silver);

●	Silver inks suitable for solar cells metallization which can show higher efficiency due to enhanced electrical properties after firing the cells (low contact resistance and resistivity);

●	Customizable per wafer type;

●	Compatibility with high throughput industrial printing (high jetting frequencies for long periods of time); and

●	Sicrys™ production process – 2 metric tons/year (soon 20 metric tons/year): – Scaled up. – Efficient and green process. – Low cost equipment & process.

Furthermore, we believe that there is a high barrier to entry for competitors to develop and successfully bring competing inks to market due to the long lead times required to develop particles of an appropriate size to formulate inks compatible with inkjet printing and the difficulty in producing nano-based inks in large-scale quantities. Moreover, in order to be suitable for use in a silicon nitride solar cell metallization process, nano-based inks require the use of additional additives. These additives are not readily commercially available, and we have an exclusive license for these additives from IKTS, which developed them especially for our inks. Pursuant to the license, IKTS has agreed to manufacture for us these ingredients in a limited quantity per year. If we require greater quantities, IKTS has agreed to transfer the production file and knowhow to our chosen manufacturer. We are required to pay royalties of €25 per kg of these ingredients which will not be manufactured by IKTS. In addition, we are obligated to pay a minimum annual royalty amount deductible against royalties due. To date, we have acquired the needed quantities of these ingredients solely from IKTS.

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

System Competition to our Digiflex Printer

To our knowledge, most print producers offer printers that can print one or two prints at a time and do not have the additional capabilities that the Digiflex printers include, such as drying, laser sintering and inspection. We note that one of our competitors, Nano Dimension Ltd (NASDAQ: NNDM), focuses on the 3D PCB prototype market, using silver & Dielectric inks to print at very low speeds. We are not aware as to whether they have announced plans for a mass production solution or printing passive components. Nando Dimension sells conductive ink at a much more expensive price than our price (the inks are a licensed technology from the Hebrew University).

Research and Development Agreements, License Agreements and Material Contracts

We are engaged in research and development programs with the Authority, pursuant to the Encouragement of Industrial Research and Development Law - 1984, and the regulations promulgated thereunder. Under the terms of these programs, we are required to pay to a royalty of 3.5% of sales of products resulting from research and development partially financed by the Authority. However, such royalty obligations will not exceed the grant amount received, as linked to the dollar and including accrued interest at the LIBOR rate. No grants were received during the three (3) years ended December 31, 2017, 2016 and 2015. During the years ended December 31, 2017, 2016 and 2015, we paid the Authority royalties of $305, $2,109 and $1,621 respectively. As of December 31, 2017, we and Nano Size received from the Authority grants in the amount of $1,009,506 (including interest). Our total contingent liability (including interest) with respect to royalty-bearing participation received, net of royalties paid, amounted to $1,359,216 as of December 31, 2017. As of December 31, 2017, our new subsidiary, Digiflex, received grants for research and development efforts from the Authority in an aggregate amount of approximately $2.2 million, out of which an amount of approximately $0.5 million was repaid by Digiflex and Jet CU and approximately $1.0 million was repaid to the Authority by Jet CU due to a spinoff Jet CU conducted which was authorized by the Authority. The contingent remaining liability was therefore reduced to approximately $0.7 million.

In 2003, Nano Size initiated and co-founded a Nano Functional Material Consortium, or the NFM Consortium, which performed general research on nanotechnology, sponsored by the Authority, as part of the MAGNET program. Between 1997 and 2003, Nano Size received from the Authority, principal funding of $575,336 (to which interest amounting to the LIBOR rate known on the date of the first payment is added), for which royalties are due. Between 2003 and 2008, Nano Size received additional funding in an amount of NIS 2,509,154 (approximately $723,725 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). No royalties are payable to the Authority with respect to the additional funding; however, the technology related to nano silver developed in the NFM Consortium is subject to the Research Law.

In September 2009, we entered into a Research and License Agreement with Ramot-Tel Aviv University, or Ramot, for a joint research program. The program was approved by the Magneton committee of the Authority, a committee focused on facilitating knowledge transfer between industry and academic institutions. Under the terms of the Magneton program, we received from the Authority an aggregate amount of NIS 1,467,683 ($423,329 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). No royalties are payable to the Authority with respect to this funding; however, any technology developed in the Magneton program is subject to the Research Law. Pursuant to this agreement, we were required to fund the research and development of the technology during the research period (two (2) years starting September 2009) in a total amount of NIS 1,077,000 ($310,643 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). In addition, we issued to Ramot Warrants to purchase 117,209 Ordinary Shares (see Note 11e to our consolidated financial statements included in this Annual report) at an exercise price equal to their par value, i.e. NIS 0.01 per Ordinary Share. We will be required to pay to Tel Aviv University royalties of between 3.4% and 3.9% on all net sales of any product, component, device or material that is used in the preparation of coated substrates meeting certain specifications, or Licensed Film, and services resulting from the license; royalties of between 2.4% and 3.0% on all net sales of Licensed Film products and services; and a sublicense fee equal to 25% of all sublicense fees that we may receive with respect to the intellectual property developed under such agreement. In addition, license fees in the amount of $20,000 were paid in 2015 and 2014. In January 2016, the parties agreed to terminate the Magneton program and the license agreement. Pursuant to the settlement between us and Ramot, Ramot will maintain the joint patent developed by the parties, which we will jointly own, and will pay us royalties on the joint patent, once it generates income. No amounts were paid to Ramot as part of the settlement. Ramot retained its warrants in the Company.

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

In October 2010, we entered into a Convertible Loan Agreement with Israel Electric Corporation Ltd., or IEC, which agreement was amended in April 2012. Pursuant to this agreement, IEC loaned us an aggregate amount of NIS 3,000,000 ($865,301 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) at an interest rate of 8% per annum. In April 2013, we entered into a Share Purchase Agreement with a new investor pursuant to which the aggregate principal amount of such loan and all accrued but unpaid interest thereon were converted into 172,190 Series B-1 Preferred Shares, which were ultimately converted in the Share Split into 1,278,166 Ordinary Shares. Pursuant to the terms of the Convertible Loan Agreement, IEC is also entitled to royalty payments equal to 2% of net sales of the Company’s products, up to an aggregate of NIS 8,000,000 ($2,307,470 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). In addition, for a period of 10 years from the date of the first commercial sale of our products, IEC will be entitled to purchase our products, licenses and services, at prices which are at the lowest rate then offered or provided by the Company to any of its other customers for the same products, licenses or services (excluding demonstration units, pilot units, samples, and other customary promotional discounts which are sporadic in nature and do not represent on-going commercial basis prices with respect to the client), given similar quantities and commercial conditions.

On December 15, 2011, we signed a research and development agreement with the Ministry of Infrastructures. Under such agreement, the Ministry of Infrastructures was to pay us up to 62.5% of our expenses related to the project up to a maximum of NIS 625,000 (approximately $180,271 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) in exchange for our agreement to pay royalties of 5% of any revenues generated from the intellectual property generated under the program. The term of the program was 18 months starting January 1, 2012. During the years ended December 31, 2017, 2016 and 2015, we did not receive grants from the Ministry of Infrastructures. During the years ended December 31, 2017 and 2016, we recorded liabilities in respect of royalties payable under this agreement in the amount of $148 and $281, respectively. As of December 31, 2017, our aggregate contingent liability to the Ministry of Infrastructures was $178,559.

In September 2012, we entered into a Know-How License Agreement with IKTS pursuant to which IKTS agreed to manufacture for us a limited quantity of certain additives required to be included in our inks to make them suitable for use in solar cell metallization processes. If we require greater quantities, IKTS has agreed to transfer the production file and knowhow to our chosen manufacturer. We will be required to pay royalties of €25 ($30 based on the exchange rate of $1.00 / € 0.83 in effect as of December 31, 2017) per kg of the ingredients not manufactured by IKTS. As of December 31, 2017 and 2016, we have acquired the needed quantities of these ingredients from IKTS and paid IKTS the minimum royalty fees of €2,000 per year (approximately $2,410 based on the exchange rate of $1.00 / € 0.83 in effect as of December 31, 2017).

On March 11, 2013, we entered into a Joint Venture Agreement with IPB and Leed, pursuant to which we agreed to establish a joint venture to develop, manufacture, market, distribute and commercialize inkjet solar metallization silver and copper inks in China, Hong Kong, Macau and Taiwan. Our obligation to fund the joint venture was conditioned upon, among other things, receipt of all applicable approvals required by relevant authorities in China, Hong Kong, Macau and Taiwan within 180 days of the effective date of the joint venture agreement. The conditions in the agreement were not satisfied prior to the deadline set forth in the Joint Venture Agreement and, as a result, the parties have agreed to dissolve the joint venture. Thereafter, in January 2014, we received a letter from Leed demanding that we reimburse Leed for its expenses associated with the joint venture, in an aggregate amount of $68,426. In March 2014, we received a subsequent letter from Leed in which Leed offered to settle its $68,426 claim for an aggregate of $50,905 if we paid such amount prior to March 30, 2014. We dispute Leed’s claim that they are entitled to be reimbursed by us for their expenses incurred in connection with the joint venture, but have included a reserve of $40,000 for this potential liability in our financial statements for the year ended December 31, 2017.

In May 2014, we entered into a collaboration agreement with XaarJet Limited, or Xaar, which establishes procedures for the certification of our inks for use with Xaar printer heads. Once the first ink (Silver Nano-Particle Ink) is certified by Xaar, both we and Xaar will refer to the ink as certified to be used with Xaar Printheads. Following such certification, we will be required to pay Xaar a fee for all certified inks sold for use with Xaar print heads as follows: 2% of the certified ink price until the cumulative value of the fees received by Xaar exceeds £50,000 (approximately $67,567 based on the exchange rate of $1.00 / £ 0.74 in effect as of December 31, 2017), and thereafter, 1% of the certified ink price. Once the cumulative value of the fees received by Xaar with respect to all products exceeds £1,000,000 (approximately $1,351,351 based on the exchange rate of $1.00 / £ 0.74 in effect as of December 31, 2017), we and Xaar have agreed to review the percentage payable in the light of the prevailing business conditions.

On July 9, 2015, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which we may, at our election and in our sole discretion, issue and sell to YA Global, from time to time after the Effective Date, and YA Global has agreed to purchase (subject to the limitations and contained therein), up to $3,000,000 of Ordinary Shares at a price per share equal to 95% of the lowest daily volume weighted average price of the Ordinary Shares for the five (5) consecutive trading days following our election to issue and sell shares to YA Global thereunder. Pursuant to the terms of the SEDA, we paid a structuring and due diligence fee in an amount equal to $15,000 and a commitment fee in an aggregate amount of $150,000, which was paid by the issuance of 100,000 ordinary shares on March 15, 2017. In addition, pursuant to the SEDA, YA Global purchased in October 2015, 100,000 units, at a purchase price of $1.50 per unit. Each unit consists of (i) one Ordinary Share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per share.

Share Exchange Agreement with Digiflex

On December 3, 2017, we entered into a Share Exchange Agreement with Digiflex according to which the Digiflex shareholders, representing the entire share capital of Digiflex on a fully diluted basis, sold to and exchanged with us all shares of Digiflex which they held in consideration for our Ordinary Shares, at a conversion rate of 33.698 shares of Digiflex for each share of the Company.

Share Purchase Agreement with Jet CU

On December 27, 2017, we entered into a Share Purchase Agreement with Jet CU, as supplemented by that certain Supplement to Share Purchase Agreement dated January 3, 2018, pursuant to which we received aggregate gross proceeds of $992,615 from Jet CU in exchange for 992,615 Ordinary Shares and a warrant to purchase 300,000 Ordinary Shares at an exercise price of $0.50 per share. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until January 3, 2023.

Jet CU is a company owned by some of the former investors in Digiflex. We have used and intend to use the proceeds of this transaction with Jet CU primarily for the organization and integration of Digiflex into the Company, finalization of the development of our products, payment of accrued debts of Digiflex and the Company and ongoing operations.

On March 8, 2018, we entered into a Share Purchase Agreement with Jet CU, pursuant to which Jet CU provided us with a convertible loan in an aggregate principal amount of $150,000 and received from us warrants to purchase 400,000 Ordinary Shares at an exercise price of $0.50 per share. The loan amount bears interest of 5% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until March 8, 2023. Jet CU may receive warrants to purchase an additional 200,000 Ordinary Shares at an exercise price of $0.50 per share, if the price of our shares by the end of December 2018 is lower than $1.00.

Convertible Loan Agreements

In August 2017, we entered into several Securities Purchase Agreements with Alpha Capital Anstalt, or Alpha Capital, First Fire Global Opportunities Fund LLC, or First Fire, and additional existing shareholders, whereby we issued and sold to such holders senior secured convertible notes in an aggregate principal amount of $905,555 in consideration for an aggregate subscription amount of $815,000 and warrants to purchase 905,555 Ordinary Shares.

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. Except for the notes of Alpha Capital and First Fire, which mature after 14 months, the notes mature after 24 months and may be converted into shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00 but it was adjusted in January 2018 to $0.50 pursuant to the terms of the notes. In February 2018, Alpha Capital converted $10,313 worth of the notes into 20,626 shares and, in April 2018, Alpha Capital converted $26,025 worth of the notes into 52,050 shares. In April 2018, First Fire converted $8,889 worth of the notes into 17,778 shares. We may require mandatory conversion of the notes in certain circumstances.

The term of the warrants is for five (5) years and the initial exercise price of the warrants was $1.20 per Ordinary Share, subject to adjustment in accordance with their terms. The notes and the warrants include full ratchet anti-dilution purchase price adjustment rights and other mechanisms for adjustment of the purchase price. As a result, following the issuance of warrants to Jet CU at an exercise price of $0.50 per share, the conversion and exercise prices of these notes and warrants was adjusted to $0.50 per share. In February 2018, Alpha converted US $10,313 of its notes into 20,626 shares. In April 2018, Alpha converted US $26,025 of its notes into 52,050 shares and First Fire converted 8,889 of its notes into 17,778 shares.

Memorandum of Understanding with Dip-Tech Ltd.

In February 2018, we entered into a Memorandum of Understanding or MOU with Dip-Tech Ltd. or Dip-Tech, which sets forth the key terms, including the intellectual property rights, of the collaboration between the parties for the development and commercialization of conductive Dip-Tech digital ink for glass digital printers based on our dispersion. The MOU is in effect for a period of twelve (12) months as of the date of its execution. If, within said twelve (12) months, the cooperation is successful, the parties will commence negotiations in regards to the terms of a definitive commercial agreement.

Term Sheet with Large Chemical Pharmaceutical Company

In April 2018, we entered into a non-binding Term Sheet with a large chemical pharmaceutical company, subject to the execution of a supply agreement, which sets forth the key terms for the supply of nano silver particle dispersions to such company pursuant to purchase orders to be supplied by such company to us. Pursuant to the Term Sheet, the Company will grant such company an exclusive license to use the ink it will purchase in such company’s decorative applications. The Term Sheet is in effect for three (3) years.

Share Purchase Agreement with Slobel NV

On May 8, 2018, we entered into a Share Purchase Agreement with Slobel NV, pursuant to which Slobel provided us with a convertible loan in an aggregate principal amount of $170,000 and received from us warrants to purchase 170,000 Ordinary Shares at an exercise price of $0.50 per share. The loan includes a 10% original issue discount and bears interest of 6% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until May 7, 2023.

Intellectual Property

An important part of our business and product development strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents. Our patent application covering silver single crystal particle inks and dispersions have been granted in China, Russia, Japan and the USA. We currently have patent applications pending in the European Union, India, Israel, Brazil and South Korea supporting our silver-based inks. We have patent applications based on PCT/IB2015/051536, relating to copper-based ink, filed on March 3, 2015, which have been submitted to national phase. We have an approved joint patent with Ramot for “Conductive Nanowire Films” which Ramot maintains pursuant to the termination settlement of the Magneton Program.

The silver family (granted in USA (9,556,350), Russia (RU 2593311), China (CN 103282969) and Japan (JP 6067573)) main claims are on the concentrated dispersions and inks made of a majority of single crystal Nano silver particles and the method for producing them. The single crystal particles are easy to police. The priority date is December 6, 2010. The silver application has been submitted in Europe, India, Israel, Brazil, Korea and United Kingdom.

The copper family relates to nano-metric copper formulations and stable dispersions containing single-crystal metallic copper particles, and to the method of producing such formulations and dispersions. It is in national phase in the United Kingdon, Europe, Brazil, India, S. Korea, Japan, China, Israel, Russia and the United States. The priority date is March 3, 2015.

In 2013, we submitted a joint patent with Tel Aviv University: Device and process to make transparent conductive coatings based on very high aspect ratio nano-wires which form on the substrate: US 9,373,515 B2 Conductive Nanowires Films.

PVN IP SicrysTM inks: PVN owns the trade mark Sicrys™.

Our wholly-owned subsidiary, Nano Size, has been granted several patents in the field of ultrasonic manufacturing of nano materials (7,157,058 (US); 7,504,075 (US); 144638 (IL); 149932 (IL)). We do not believe that these patents are material to our business. We intend to continue to seek patent protection for our products that we may develop in the future.

Digiflex has been granted several patents for inks, primers and primer lamination in the field of graphic arts in several countries, including, but not limited to, the United States, European Union, Canada, China, France, Germany, United Kingdom, Germany, India and Israel.

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

We also rely upon unpatented trade secrets. No assurances can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology or that we can meaningfully protect our rights to our unpatented trade secrets. We require our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements with us, which provide that all confidential information developed or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions conceived by the individual will be our exclusive property or will be assigned to us. There is no assurance, however, that these agreements will provide meaningful protection for our trade secrets and other confidential proprietary information in the event of unauthorized use or disclosure of such information.

Marketing and Sales

We currently have a small marketing and sales operation consisting of one full-time employee (Inside Sales Manager) and one sales representative in Korea who has a representative in Japan. In addition, our Chief Executive Officer and Chief Operating Officer who generally devote a portion of their efforts to increasing awareness of, and marketing, our products. We intend to collaborate with additional third party distributors and sales agents with established sales and marketing operations and industry experience to market our inks. However, there can be no assurance that we will be able to enter into distribution and/or sales agency agreements on terms acceptable to us or at all, or that such distributors or sales agents will be successful in marketing our inks. We are not currently aiming to expand the Digiflex graphics arts fields, as we transition and integrate its printers into the electronics field. As such. we are not yet marketing these printers.

Seasonality

Our business and operations are generally not affected by seasonal fluctuations or factors.

Raw Materials and Suppliers

We believe that the raw materials that we require to manufacture our inks are readily available in adequate quantities from multiple sources, except that certain additives required to make our inks suitable for use in solar cell metallization processes are not are not readily commercially available, and we have an exclusive license for these additives from IKTS as described above under “—Research and Development Agreements, License Agreements and Material Contracts.” In addition, the manufacturing process for our silver-based inks utilizes a silver salt the price of which is linked to the price of silver. The price of silver is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, speculative activities by commodities traders and others and the political and economic conditions of major silver producing countries throughout the world. See “Item 3. Key Information - Risk Factors — we are subject to risks resulting from fluctuations in the price of silver.”

Manufacturing

We manufacture our inks at our Migdal Ha’Emek facilities. We currently have capacity to produce an estimated two (2) tons of ink per year, and intend to upgrade our facilities (at an estimated cost of $500,000) to increase production capacity to 19 tons per year, if and when demand for our inks is projected to surpass our production capabilities and we have sufficient financing to do so. In the event that demand for our inks outgrows our internal manufacturing capacity, we intend to engage third-party manufacturers to produce additional inks. There can be no assurance that we will be able to enter into agreements with qualified manufacturers on terms acceptable to us, or at all, or that, once contracted, such manufacturers will perform as expected.

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

Property

We currently lease, through our subsidiary Nano Size, approximately 5,300 square feet of space in Migdal Ha’Emek, Israel for our principal offices and manufacturing facilities at a monthly cost of approximately NIS 10,030 ($2,893 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). The lease has been renewed and expires on June 30, 2019.

Additionally, we currently lease approximately 2,900 square feet of space at 6 Yad Haruzim, Kfar Saba, Israel for the Digiflex principal office and laboratory at a monthly cost of approximately NIS 12,500 ($3,605 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). The lease agreement expires on January 31, 2021.

We currently own equipment, housed in our Migdal Ha’Emek facilities, capable of producing up to two (2) tons of ink per year. We intend to upgrade our facilities (at an estimated cost of $500,000) to increase production capacity to 19 tons per year, if and when demand for our inks is projected to surpass our production capabilities.

Legal Proceedings

We are neither party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third-party, nor any governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effects on our financial position or profitability, except as set forth below.

On December 31, 2017, a lawsuit captioned Eshed Consulting and Financial Management Ltd. vs. P.V. Nano Cell Ltd., Claim No. 64342-12-17, was filed in the Magistrate Court in Nazareth in Israel. The complaint alleges that the Company owes Eshed a total amount of NIS 120,000 in fees for professional financial services Eshed allegedly provided to the Company. The Company disputes the debt amount. A hearing is scheduled for June 3, 2018.

On March 11, 2018, a lawsuit captioned Reinhold Cohn & Co. vs. (1) Digiflex Ltd., and (2) P.V. Nano Cell Ltd., Claim No. 21766-03-18, was filed in the Magistrate Court in Kfar Saba in Israel. The complaint alleges that the Company owes Reinhold Cohn NIS 80,298 in fees for various services involving the protection of the Company’s intellectual property rights by way of registration of patents worldwide, including in the United States, Canada and Europe. The Company does not dispute the debt and intends to make full payment thereof.

ITEM 4A. Unresolved Staff Comments.

Not applicable.

ITEM 5. Operating and Financial Review and Prospects.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Item 3. Key Information—Selected Financial Data” above and our consolidated financial statements and related notes that appear elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in the sections titled “Item 3. Key Information - Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

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

On December 3, 2017, we entered into and closed a Share Exchange Agreement with Digiflex according to which the Digiflex shareholders, representing the entire share capital of Digiflex on a fully diluted basis, sold to and exchanged with us all shares of Digiflex which they held in consideration for our Ordinary Shares, at a conversion rate of 33.698 shares of Digiflex for each share of the Company.

Financial Overview

We have incurred net losses since our inception in 2009, including a net loss of approximately $2.8 million for the year ended December 31, 2017. As of December 31, 2017, we had an accumulated deficit of approximately $15.1 million. We have devoted substantially all of our financial resources to identifying, acquiring, licensing, and developing our products and technologies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures, our ability to obtain funding through equity or debt financings, strategic collaborations, or grants and our ability to commercialize our products or technologies. We are dependent upon external sources to finance our operations and there can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. As a result, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

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

Inventories

Inventories are measured at the lower of cost or market value. Cost is computed on a first-in, first-out basis. Inventory costs consist primarily of material. We periodically assess inventory for obsolescence and excess and reduce the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions about future demand and historical sales patterns. No write offs were recorded during the fiscal years ended 2017, 2016 or 2015.

As of December 31, 2017, we had $100,883 of inventory, of which $84,078 consisted of raw materials and $16,805 consisted of finished goods. As of December 31, 2016, we had $57,072 of inventory, of which $42,561 consisted of raw materials and $14,511 consisted of finished goods. The increase is primarily due to the Digiflex inventory that was consolidated as of December 31, 2017.

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

While we believe the resulting tax balances as of December 31, 2017, 2016 and 2015 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing the tax returns that may be audited by the respective tax authorities. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement; however, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

Share-Based Compensation and Liabilities presented at fair value

Ordinary Share Valuations

Based on the fair value of our Ordinary Shares as of December 31, 2017, the intrinsic value of the awards outstanding as of December 31, 2017 was $240,986, of which $197,977 related to exercisable options.

In addition, the fair value of the Ordinary Shares was used to determine the value of the warrants presented as a liability, the value of the deemed dividend, and stock based compensation in respect of equity restructuring. The following table sets forth the fair value of our Ordinary Shares used for each significant transaction:

	Date	Ordinary Share Fair Value
590,400 employees options grant	May 23, 2013	$0.14
190,178 employees options grant	August 22, 2013	0.14
Deemed dividend and stock based compensation in respect of equity restructuring	November 26, 2014(1)	0.51
Deemed dividend and stock based compensation in respect of equity restructuring	November 26, 2014(2)(3)	1.05
Warrants presented as a liability	December 31, 2014	1.05
240,995 employees options grant	July 15, 2015	1.02
241,768 employees options grant	October 6, 2015	1.02
Warrants presented as a liability	December 31, 2015	1.02
75,000 employees options grant	July 7, 2016	1.02
Warrants presented as a liability	December 31, 2016	1.01
12,000 employees options grant	February 9, 2017	1.01
237,500 employees options grant	November 19, 2017	1.00
80,000 Directors options grant	November 19, 2017	1.00
140,000 Service providers/consultants options grant	November 19, 2017	1.00
198,788 employees options grant	December 3, 2017	1.00
20,000 Service provider/consultant options grant	December 16, 2017	1.00
Warrants presented as a liability	December 31, 2017	$1.00

(1)	Prior to the equity restructuring.
(2)	Subsequent to the equity restructuring, the increase in ordinary share fair value derives from the termination of the preferred shares rights.
(3)	The equity restructuring that occurred on November 26, 2014 resulted in a modification in accordance with ASC 718-20-35. The Company used the fair value of its Ordinary Shares prior and subsequent to the equity restructuring to determine the modification effect, which amounted to the recognition of $376,643 in stock based compensation from employees’ options and warrants and a deemed dividend in the amount of $1,842,061.

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

We determined our Company’s value using a market approach. We allocated the estimated enterprise value among different classes of the Company’s shares by applying an option pricing method. Under the option pricing method, ordinary and preferred shares are treated as call options, with the preferred shares having an exercise price based on the liquidation preference of the preferred shares. Ordinary Shares will only have value if funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering. The Ordinary Shares are modeled as call options with an exercise price equal to the liquidation preference of the preferred shares. The value of the call options is determined using the Black-Scholes-Mertons, or Black-Scholes, option-pricing model. The option pricing method requires significant assumptions; in particular, the time until investors in our company would experience an exit event and the volatility of our shares (which we determined based on public companies with business and financial risks comparable to our own).

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

Ordinary share price as of November 26, 2014

In order to estimate the value of our Ordinary Shares subsequent to the equity restructuring, our management used the market approach. We relied upon the Ordinary Share valuation established in our November 26, 2014 financing round. In the November 26, 2014 financing round, we issued units that consist of one Ordinary Share and one warrant to purchase an Ordinary Share at an exercise price of $1.50 per Ordinary Share. The unit price was $1.50. The Ordinary Shares were valued by performing iterations in the Black-Scholes option pricing model. Our management considered an independent third party valuation conducted for this date and determined the fair value of our Ordinary Shares as of November 26, 2014 subsequent to the equity restructuring to be $1.05. In order to estimate our equity value, including both Ordinary and Preferred Shares prior to the equity restructuring, management subtracted the November 26, 2014, financing from the valuation and applied the option pricing method as discussed above. Our management determined the fair value of our Ordinary Shares as of November 26, 2014 prior to the restructuring to be $0.51. Our Ordinary Share fair value increased from $0.51 prior to the restructuring to $1.05 subsequent to the restructuring due to the termination of the Preferred Shares rights.

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

Option Grants in February 9, 2017, November 19, 2017, December 3, 2017 and December 16, 2017

Our management determined the fair value of our ordinary shares as of February 9, 2017 to be $1.01 and as of November 19, 2017, December 3, 2017 and December 16, 2017 to be $1.00 per share. As part of this determination, our management considered an independent third party valuation. We based this price using the option pricing method according to the value derived from a third-party sale of shares in an arm’s length transaction.

Option Valuations

Under U.S. GAAP, we account for share-based compensation for employees in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options based on the fair value of the award on the grant date.

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value of options. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

The determination of the grant date fair value of options using the Black-Scholes option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

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

If any of the assumptions used in the Black-Scholes option pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards previously granted.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees, officers and consultants during the periods presented.

	Year Ended December 31,
	2017	2016	2015
Dividend yield	0%	0%	0%
Expected volatility	64%-70%	68%-71%	64%-69%
Risk-free interest	1.78%-2.28%	0.83%-0.97%	1.12%-1.63%
Expected life (in years)	7	2.98	4.375

Liabilities Presented at Fair Value

Some of our warrants are classified as liabilities in accordance with ASC No. 815-40, “Distinguishing Liabilities From Equity”. Accordingly, these warrants were required to be marked to market at each reporting date.

We estimated the fair value of these warrants and such conversion feature using a Black-Scholes option pricing model, which is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

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

In addition, the conversion feature of the Capital Note (as defined in “Item 7 Major Shareholders and Related Party Transactions – B. Related Party Transactions”) issued to a shareholder, is required to be marked to market at each reporting date. We estimated the fair value of the Capital Note by taking into account the expected occurrence of certain trigger events (such as IPO or M&A), multiplied by the value in a probability that the event will occur (based on our subjective assumptions) and discounting the value in an appropriate discount factor (based on the weighted average cost of capital of the Company) for a period of 2.5 years.

Recently Issued and Adopted Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2s to the audited consolidated financial statements for the year ended December 31, 2017 included elsewhere in this Annual Report.

Reporting Currency

Our functional currency is the U.S. Dollar, although substantial portion of the Company’s costs are incurred in NIS, the Company finances its operations mainly in U.S. dollars and a substantial portion of its costs and revenues from its primary markets are anticipated to be incurred and generated in U.S. dollars. As such, we believe that the U.S. dollar is the currency of the primary economic environment in which the Company operates.

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

Results of Operations

The following discussion of our operating results explains material changes in our results of operations for the years ended December 31, 2017, 2016 and 2015. The discussion should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 and related notes and the information contained in Item 18.

 Total Revenues

With respect to the years ended December 31, 2017 and December 31, 2016 - total revenues amounted to $88,691 and $78,081, respectively, an increase of $10,610 or 14%. The increase is primarily due to revenue generated by Digiflex following the purchase date.

With respect to the years ended December 31, 2016 and December 31, 2015 - total revenues amounted to $78,081 and $68,332, respectively, an increase of $9,749 or 14%. The slight increase in sales is due to the fact some customers which are developing their applications are purchasing additional ink quantities. Our total revenues consist of revenues received from limited commercial sales of our Sicrys™ inks and other income from sales of raw materials used in and waste byproducts resulting from our manufacturing and research and development efforts

Cost of Revenues

With respect to the years ended December 31, 2017 and December 31, 2016 - total cost of revenues amounted to $94,238 and $78,622, respectively, an increase of $15,616 or 20%. The increase is consistent with the increase in revenues.

With respect to the years ended December 31, 2016 and December 31, 2015 - total revenues amounted to $78,622 and $69,051, respectively, an increase of $9,571 or 14%. The slight increase is consistent with the increase in revenues.

Amortization of intangible assets

With respect to the years ended December 31, 2017 and December 31, 2016 - total amortization of intangible assets amounted to $37,694 and $0, respectively. The amortization during the year ended December 31, 2017 related to the intangible assets that were acquired as part of the Digiflex acquisition. Such amortization was calculated from the purchase date, December 3, 2017 until the end of the calendar year.

Gross loss

With respect to the years ended December 31, 2017 and December 31, 2016 - total gross loss amounted to $43,241 and $541, respectively, an increase of $42,700 or 7,893%. The increase related to an increase of $37,694 in amortization of intangible assets and $15,616 in cost of revenues, partially offset by an increase of $10,610 in revenues.

With respect to the years ended December 31, 2016 and December 31, 2015 - total gross loss amounted to $541 and $719, respectively, a decrease of $178 or 25%. The decrease related to an increase of $9,749 in revenues, partially offset by an increase of $9,571 in cost of revenues.

Research and Development Expenses, Net

With respect to the years ended December 31, 2017 and December 31, 2016 - net research and development expenses, were $404,891 and $632,826, respectively, a decrease of $227,935 or 36%, net of $382,134 and $344,056 of grants received in 2017 and 2016, respectively. The decrease in the net research and development expenses is primarily a result of lower payroll costs and higher grants received.

With respect to the years ended December 31, 2016 and December 31, 2015 - net research and development expenses, were $632,826 and $720,997, respectively, a decrease of $88,171 or 12%, net of $344,056 and $180,033 of grants received in 2016 and 2015, respectively. The decrease in the net research and development costs is primarily a result of higher grants received, as well as a shift in the focus to increase sales.

 Sales and Marketing Expenses

With respect to the years ended December 31, 2017 and December 31, 2016 - sales and marketing expenses amounted to $480,963 and $336,287, respectively, an increase of $144,676 or 43%. The increase in sales and marketing expenses is primarily due to additional payroll costs.

With respect to the years ended December 31, 2016 and December 31, 2015 - sales and marketing expenses amounted to $336,287 and $245,756, respectively, an increase of $90,531 or 37%. The increase in sales and marketing expenses in 2016 relative to 2015 is primarily attributable to an increase in costs associated with our marketing and advertising activities, as well having Menachem Biran, our former Vice President, Sales and Marketing, employed for the entire year as opposed to only a portion of 2015. Sales and marketing expenses consist primarily of labor, consulting and advertising costs.

 General and Administrative Expenses

With respect to the years ended December 31, 2017 and December 31, 2016 - general and administrative expenses amounted to $1,227,632 and $571,110, respectively, an increase of $656,522 or 115%. The increase in general and administrative expenses is primarily due to (1) issuance of ordinary shares with a fair value of $198,600, as compensation for professional services we incurred, (2) $150,000 related to the fair value of ordinary shares we issued as a finder’s fee in connection with the SEDA agreement, and (3) additional professional services.

With respect to the years ended December 31, 2016 and December 31, 2015 - general and administrative expenses amounted to $571,110 and $807,277, respectively, a decrease of $236,167 or 29%. The decrease in general and administrative costs is a result of a decrease in professional fees associated with the Form F-1 in 2015.

 Acquisition related costs

With respect to the years ended December 31, 2017 and December 31, 2016 – acquisition related costs amounted to $750,956 and $0, respectively. The acquisition related costs during the year ended December 31, 2017 related to finder’s fee in connection with the Digiflex acquisition. Such amount includes the following: (1) $675,926 represents fair value of warrants granted and (2) $75,030 cash payment.

Operating Expenses

With respect to the years ended December 31, 2017 and December 31, 2016 - operating expenses amounted to $2,864,442 and $1,540,223, respectively, an increase of $1,324,219 or 86%. The increase related to an increase of $750,956 in acquisition related costs, $656,522 in general and administrative expenses and $144,676 in sales and marketing expenses, partially offset by a decrease of $227,935 in research and development expenses, net.

With respect to the years ended December 31, 2016 and December 31, 2015 - operating expenses amounted to $1,540,223 and $1,774,030 respectively, a decrease of $233,807 or 13%. The decrease related to a decrease of $236,167 in general and administrative expenses and $88,171 in research and development expenses, net, partially offset by an increase of $90,531 in sales and marketing expenses.

Operating Loss

With respect to the years ended December 31, 2017 and December 31, 2016 - operating loss amounted to $2,907,483 and $1,540,764, respectively, an increase of $1,366,719 or 89%. The increase in operating loss related to an increase of $1,361,913 in operating expenses and an increase of $4,806 in the gross loss.

With respect to the years ended December 31, 2016 and December 31, 2015 - operating loss amounted to $1,540,764 and $1,774,749, respectively, a decrease of $233,985 or 13%. The decrease in operating loss related to a decrease of $233,807 in operating expenses, partially offset by a decrease of $178 in gross loss.

Financial Expenses (income), net

With respect to the years ended December 31, 2017 and December 31, 2016 - financial expenses (income), net, amounted to $(63,778) and $80,636, respectively, primarily as a result of income that was recorded during the year ended December 31, 2017 in connection with the change in fair value of warrants and capital note presented at fair value. Such income was partially offset by expenses related to interest and accretion in connection with convertible loans and others and foreign exchange loss, net.

With respect to the years ended December 31, 2016 and December 31, 2015 - financial expenses (income), net, amounted to $636 and $(1,094), respectively. The main reason for the increase in financing expenses is due to the change in the fair value of the warrants and capital notes and beneficial conversion feature that was recorded with respect to a convertible loan.

Net Loss

With respect to the years ended December 31, 2017 and December 31, 2016 - net loss amounted to $2,843,705 and $1,621,400, respectively, an increase of $1,222,305 or 75%. The increase in net loss related to an increase of $1,366,719 in operating loss, partially offset by an increase of $144,414 in financial income, net.

With respect to the years ended December 31, 2016 and December 31, 2015 - net loss amounted to $1,621,400 and $1,773,655, respectively, a decrease of $152,255 or 9%. The decrease in net loss related to a decrease of $233,985 in operating loss, partially offset by a decrease of $81,730 in financial expenses (income), net.

Liquidity and Capital Resources

We currently have limited liquidity. As of December 31, 2017 and December 31, 2016, our cash on hand was $450,305 and $126,222, respectively. Based on our current cash burn rate, strategy and operating plan, we believe that our cash reserves as of May 15, 2018 will enable us to operate for a period of approximately two (2) months. In order to fund our anticipated liquidity needs beyond such two-month period (or possibly earlier if our current cash burn rate, strategy or operating plan change in a way that accelerates or increases our liquidity needs), we will need to raise additional capital.

To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. As of December 31, 2017, we had sold 2,743,115 units pursuant to private offerings for aggregate proceeds of $3,947,414. The private offering was extended several times and recently expired on March 31, 2018.

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

In August 2017, we entered into several Securities Purchase Agreements with Alpha Capital Anstalt, or Alpha Capital, First Fire Global Opportunities Fund LLC, or First Fire, and additional existing shareholders, whereby we issued and sold to such holders senior secured convertible notes in an aggregate principal amount of $905,555 in consideration for an aggregate subscription amount of $815,000 and warrants to purchase 905,555 ordinary shares.

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. Except for the notes of Alpha Capital and First Fire, which mature after 14 months, the notes mature after 24 months and may be converted into shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00 but it was adjusted in January 2018 to $0.50 pursuant to the terms of the notes. In February 2018, Alpha Capital converted $10,313 worth of the notes into 20,626 shares and, in April 2018, Alpha Capital converted $26,025 worth of the notes into 52,050 shares. In April 2018, First Fire converted $8,889 worth of the notes into 17,778 shares. We may require mandatory conversion of the notes in certain circumstances.

The term of the warrants is for five (5) years and the initial exercise price of the warrants was $1.20 per ordinary share, subject to adjustment in accordance with their terms. The notes and the warrants include full ratchet anti-dilution purchase price adjustment rights and other mechanisms for adjustment of the purchase price. As a result, following the issuance of warrants to Jet CU at an exercise price of $0.50 per share, the conversion and exercise prices of these notes and warrants was adjusted to $0.50 per share.

On December 27, 2017, we entered into a Share Purchase Agreement with Jet CU, as supplemented by that certain Supplement to Share Purchase Agreement dated January 3, 2018, pursuant to which we received aggregate gross proceeds of $992,615 from Jet CU in exchange for 992,615 ordinary shares and a warrant to purchase 300,000 ordinary shares at an exercise price of $0.50 per share. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until January 3, 2023.

We have used and intend to use the proceeds of this transaction with Jet CU primarily for the organization and integration of Digiflex into the Company, finalization of the development of our products, payment of accrued debts of Digiflex and the Company and ongoing operations.

On March 8, 2018, we entered into a Share Purchase Agreement with Jet CU, pursuant to which Jet CU provided us with a convertible loan in an aggregate principal amount of $150,000 and received from us warrants to purchase 400,000 ordinary shares at an exercise price of $0.50 per share. The loan amount bears interest of 5% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until March 8, 2023. Jet CU may receive warrants to purchase an additional 200,000 ordinary shares at an exercise price of $0.50 per share, if the price of our shares by the end of December 2018 is lower than $1.00.

 We expect to continue to fund our operations through equity or debt financings (including pursuant to the SEDA), strategic collaborations, grants and, to the extent our marketing and commercialization efforts are successful, sales of our products or technologies.

We have experienced cumulative losses of $15.1 million from inception through December 31, 2017. In addition, we have not yet established a stable recurring source of revenues sufficient to cover our operating costs and expect to continue to generate losses for the foreseeable future. There is no assurance that we will be able to obtain an adequate level of financing needed for our near term requirements or the long-term development and commercialization of our product. These conditions raise substantial doubt about our ability to continue as a “going concern”.

Net cash used in operating activities for the years ended December 31, 2017, 2016 and 2015 were $2,169,889, $1,281,273 and $1,106,420, respectively, an increase of $888,616 or 69% (from 2016 to 2017), and an increase of $174,853 or 16% (from 2015 to 2016). The increase in net cash used in operating activities in 2017 relative to 2016 is primarily attributable to an increase in net loss and change in fair value of warrants and capital note which were partially offset by fair value of granted warrants and professional service received in connection with issuance of ordinary shares. The increase in net cash used in operating activities in 2016 relative to 2015 is primarily attributable to changes in current assets and liabilities, mainly trade payables and current liabilities.

Net cash used in investing activities for the years ended December 31, 2017, 2016, and 2015 were $2,185, $13,860, and $42,074, respectively. The decrease in net cash used in investing activities in 2017 relative to 2016 is attributable to lower purchase of property and equipment. The decrease in net cash used in investing activities in 2016 relative to 2015 is attributable to the purchase of property and equipment on credit.

Net cash provided by financing activities for the years ended December 31, 2017, 2016 and 2015 were $2,496,157, $1,410,443 and $478,641, respectively, an increase of $1,085,714 or 80% (from 2016 to 2017) and an increase of $931,802 or 194% (from 2015 to 2016). The increase in net cash provided by financing activities in 2017 relative to 2016 is primarily attributable to the proceeds from proceeds from issuance of warrants, receipt on account of shares and warrants and proceeds from convertible loans, net of issuance costs which were partially offset by lower proceeds from issuance of shares, net. The increase in net cash provided by financing activities in 2016 relative to 2015 is primarily attributable to the proceeds from the issuance of shares and convertible loans.

Research and Development Expenses and Policies

Since our formation we have focused our research and development efforts on developing inks for solar cell metallization; developing silver inks for PE applications, developing copper based inks for PE applications and scaling up the production process for the nano particles and inks. The following table sets forth the gross amount of our research and development expenses for the last three (3) years:

	Year Ended December 31,
	2017	2016	2015
Research and development expenses	$787,025	$976,882	$901,030

Trend Information

It is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, we cannot predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Item 5. Operating and Financial Review and Prospects.”

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

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

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

Contractual Obligations

As of December 31, 2017, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6. Directors, Senior Management and Employees.

A.          Directors and Senior Management.

The following table sets forth information regarding our directors and senior management team as of April 30, 2018. Unless otherwise stated, the address for our directors and senior managers is c/o P.V. Nano Cell Ltd., 8 Hamasger Street, P.O. Box 236, Migdal Ha’Emek, Israel 2310102.

Name	Age	Position
Dr. Fernando de la Vega(1)	60	Chief Executive Officer and Chairman
Dr. Astorre Modena (6)	47	Director
Eyal Shpilberg (2)	58	Chief Operating Officer
Evyatar Cohen (3)	45	Chief Financial Officer
Orly Solomon (4)(6)(7)(8)	49	Director
Shai Levy (5)(7)	43	Director
Ido Lapidot (4)(6)(7)	54	Director

(1)	Provides management services pursuant to a Services Agreement dated September 9, 2009, as amended from time to time
(2)	Serves as VP Operations pursuant to an Employment Agreement dated September 10, 2017
(3)	Provides financial services pursuant to a Consultancy Agreement dated November 12, 2017
(4)	External directors pursuant to their election by the Annual General Meeting of the Shareholders on December 28, 2017
(5)	Class I director pursuant to his election by the Annual General Meeting of the Shareholders on December 28, 2017
(6)	Member of our Audit Committee
(7)	Member of our Compensation Committee
(8)	Chairman of the Audit Committee and Compensation Committee

The address of each of our executive officers and directors is c/o P.V. Nano Cell Ltd., 8 Hamasger Street

Migdal Ha’Emek 2310102, Israel.

Senior Management

Set forth below is biographical information with respect to the members of our senior management team.

Dr. Fernando de la Vega co-founded PV Nano Cell Ltd. in 2009 and has served as our Chief Executive Officer and the Chairman of our board of directors since that time. Dr. de la Vega has more than 25 years industrial and entrepreneurial experience, having served in managerial positions with responsibility over research and development, quality and operations and has founded or co-founded several businesses in the fields of nano technology and functional materials. From 2001 to early 2009, Dr. de la Vega served as General Manager and a Director of Cima, a company focused on the development of innovative technologies in the field of flexible printed electronics. Dr. de la Vega also co-founded and, from 2003 through 2009, served as Chairman of the Nano Functional Materials Consortium, a five-year, $25 million research consortium which performed general research on nanotechnology, sponsored by Israel’s Office of the Authority as part of the MAGNET program, a special program intended to encourage cooperation between industry and academia. Dr. de la Vega has also co-founded three European research and development consortiums. He is a co-inventor of more than 11 patent families in the fields of nanomaterials and nanotechnology and author and co-author of many scientific and technical publications (including on conductive inks for inkjet printing). Dr. de la Vega holds a Ph.D. in Applied Chemistry from the Casali Institute at the Hebrew University of Jerusalem, as well as a M.Sc. in Applied Chemistry and a B.Sc. in Chemistry from the Hebrew University of Jerusalem.

Evyatar Cohen. has served as our Chief Financial Officer since November 2017. Mr. Cohen graduated from the College of Management in Israel with B.A in Business Management in 2000 and was awarded his Masters of Law degree from the Bar Ilan University in 2003. Mr. Cohen is a licensed and certified public accountant in both the United States and Israel. Currently and prior to his appointment as our Chief Financial Officer, Mr. Cohen serves and has served as a Chief Financial Officer and financial consultant for several public companies traded in the United States, Israel and Europe as well as privately held companies. Mr. Cohen worked at PricewaterhouseCoopers in both the Tel-Aviv and New York. Mr. Cohen has gained vast experience in many industries such as high-tech, bio-tech, oil and gas, entertainment and media, and venture capital.

Eyal Shpilberg has served as our Chief Operating Officer since September 10, 2017. Mr. Shpilberg holds a B.Sc. in Mechanical Engineering and BA in Computer Science from The Technion Institute of Technology located in Israel. Mr. Shpilberg has over 30 years of industrial experience. Prior to his appointment as our chief operating officer, Mr. Shpilberg had served as the CEO of several technology based companies, including CoreFlow, from 2006 to 2012, Intelesiv, from 2013 to 2014, and SP Nano Ltd, from 2014 to 2017. Mr. Shpilberg also served as Corporate Vice President Consumables Division, of Creo Ltd. (NASDAQ: CREO) (Sold to Eastman Kodak Company in 2005.

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

Orly Solomon has served as an external director of the Company since December 2017. Ms. Solomon is co-founder, COO and CFO of Eye Sight Fitness Ltd. From 2014 to 2016, Ms. Solomon served as CFO of Future Values Ltd. In 2013, Ms. Solomon served as CEO of D. Medical Industries (NASDAQ /TASE: DMED). From 2010 to 2012, Ms. Solomon served as CFO and Deputy to CEO of Lito Group Ltd. (TASE: LTGR-M). From 2009 to 2010, Ms. Solomon served as co-founder and CFO of Atid Team, Israel. From 2006 to 2010 Ms. Solomon served as co-founder and a director of Altshuler Shacham Benefits Israel. From 2003 to 2009 Ms. Solomon served as Tax Director at Deloitte, Israel. From 2001 to 2003, she served as Senior Manager at Ernst &Young, Israel. Ms. Solomon currently serves on the board of directors of Ortus Venture Capital LLP. Ms. Solomon served on the board of directors of Shikmona, a governmental & city owned corporation in Haifa from 2014 to 2017 as a director with financial specialties, nominated by the government. She was also the chairman of the board of directors of RSL Electronics Ltd (TASE:RSL) from 2011 to 2012. Ms. Solomon holds an MBA in Finance and Economics from the Hebrew University in Jerusalem, and a Bachelor of Science Accounting, with honors, from Rutgers University at Newark, NJ, USA.

Ido Lapidot has served as an external director of the Company since December 2017. Mr. Lapidot is a “TRIZ- Effective Innovation” consultant for various companies, inter alia, Elbit, Verint, Coca Cola, Gilat, Tuff Merom Golan, Tama and HP. From 2009 to 2016, Mr. Lapidot served as a Strategic Technologies Planner and TRIZ Program Leader at Intel R&D and Intel Labs. From 2008 to 2014, Mr. Lapidot served as an External Teacher for TRIZ and Systematic Innovation at Afeka Collage for Engineering, Israel. From 2005 to 2008, Mr. Lapidot served as LEAN Manufacturing and TRIZ Program Leader at Intel Corporate Services -EMEA. From 1995 to 2005, Mr. Lapidot served as Environment, Health and Safety Manager at Intel’s factories. Mr. Lapidot holds an MA in Environmental Science, a BA in Chemistry, a BA in Atmospheric Science from the Hebrew University of Jerusalem and a TRIZ L3 certification from MA-TRIZ GEN3 Partners.

Shai Levy has served as a director of the Company since December 2017. Mr. Levy currently serves as the CEO of ProSeed Venture Capital Fund and the CEO of Ratio Oil Explorations (Finance) Ltd. From 2007 to 2012, Mr. Levy served as a CFO of Elie Tahari, New York. From 2005 to 2007, Mr. Levy served as a Director of Financial Reporting & Compliance at Deutsch, New York. From 2004 to 2005, he served as Senior Associate at PricewaterhouseCoper, New York. From 2001 to 2004, he served as Senior Associate at Ernst & Young, Israel. From 1997 to 2001, Mr. Levy served as an Assistant Manager at Green Villa, Israel. Mr. Levy currently serves on the board of directors of Tehuti Networks, EnerJet PerfAction and Medic Vision Imaging Solutions Ltd. Mr. Levy served on the board of directors of Correlsense from 2012 to 2015 and is currently the Chairman of the board of directors of Capital Nature. Mr. Levy holds a Bachelor of Arts, Accounting and Finance degree from Tel Aviv University.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

B.          Compensation

Compensation of Senior Management and Directors

The aggregate compensation, including share-based compensation, paid by us to our senior management with respect to the year ended December 31, 2017 was $432,879, consisting of $17,919 of share based-compensation and $414,960 in cash compensation. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits to any officers or directors of the Company in the year ended December 31, 2017.

For the year ended December 31, 2017, in connection with their services as board members, we issued options to purchase 20,000 Ordinary Shares at an exercise price per share of $0.917 to each of the following directors: Dr. Astorre Modena, Mr. Shai Levy, Dr. Fernando de la Vega, Ido Lapidot and Orly Solomon. The options will vest over three (3) years and will expire seven (7) years from the date of grant, subject to earlier termination in accordance with our Company’s 2010 Israeli Option Plan.

Other than the compensation paid to Dr. de la Vega pursuant to his service agreement with us in connection with his service as our Chief Executive Officer and the compensation described above, we did not pay our directors for the year ended December 31 2017 any other compensation.

Compensation of External Directors

No compensation was paid in any form to the external directors in 2017.

Employment or Service Agreements with Senior Managers for the Year Ended December 31, 2017

Dr. Fernando de la Vega. We have entered into a services agreement, dated September 9, 2009 as amended, or the DBG Services Agreement, with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd., or DBG, pursuant to which DBG has agreed to cause Dr. de la Vega to serve as our Chief Executive Officer during the term of the agreement. Pursuant to the terms of the DBG Services Agreement, Dr. de la Vega is entitled to a monthly fee of NIS 38,500 ($11,105 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) plus value added tax and a car allowance of NIS 2,500 ($721 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) plus value added tax per month plus reimbursement for fuel expenses and tolls. The aggregate fee paid to DBG in 2017 was NIS 492,000 ($141,909 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) and $433 stock based compensation. The Agreement provided for an original term of 24 months and has subsequently been extended and is made for an undefined term. Each party may terminate the DBG Services Agreement at any time for any reason upon 30 days prior written notice, or if the other party commits a breach of the DBG Services Agreement and does not cure such breach within 14 days after receipt of a written notice from the injured party.

Mr. Evyatar Cohen. We have entered into a consultancy agreement dated November 12, 2017 with Mr. Evyatar Cohen to serve as the Chief Financial Officer during the term of the agreement. Mr. Cohen’s services also include the services of Ms. Moran Cohen in the position of controller. Pursuant to the terms of the agreement, Mr. Cohen is entitled to a monthly fee of NIS 33,000 ($9,518 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) plus value added tax. The monthly fees will increase to NIS 45,000 upon filing of this annual report ($12,980 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) plus value added tax. In the event of termination of the services of Mr. Cohen for any reason prior to November 12, 2018, he will be entitled to an additional gross amount of NIS 3,000 ($865 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) per each month of performing the service plus value added tax. Both parties are permitted to terminate Mr. Cohen’s services with 45 days prior notice. The aggregate fee paid to Mr. Evyatar Cohen in 2017 was NIS 53,900 + VAT ($15,547 + VAT based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) and $2,973 stock-based compensation.

Eyal Shpilberg. We have entered into an employment agreement dated September 10, 2017 with Mr. Eyal Shpilberg to serve as chief operating officer. Mr. Shpilberg, as a full time employee, is entitled to a gross monthly salary of NIS 32,000 ($9,230 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017); overtime pay of NIS 8,000 per month ($2,307 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017); a car allowance of NIS 5,000 per month ($1,442 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) plus fuel and route 6 expenses; an amount equal to 7.5% of Mr. Shpilberg’s gross monthly salary and overtime pay to an Education Fund (known in Hebrew as “Keren Hishtalmut”, a short term savings plan available in Israel which is tax free to the employee up to a cap determined by law); and an amount equal to 14.58%-15.83% of Mr. Shpilberg’s gross monthly salary and overtime pay to a manager’s insurance fund (known in Hebrew as “Bituach Menahalim”). The Company is permitted to terminate Mr. Shpilberg’s employment with one month’s prior notice. The aggregate fee paid to Mr. Eyal Shpilberg in 2017 was NIS 252,106 ($72,716 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) and $3,034 stock-based compensation.

Menachem Biran. We entered into a Consultancy Agreement with Menachem Biran, dated June 17, 2015, pursuant to which Mr. Biran served as our Vice President, Sales and Marketing. Pursuant to such agreement, Mr. Biran was retained for an initial trial period ending on September 1, 2015, and was subsequently retained as a full time employee of the Company. Mr. Biran, as a full time employee, was entitled to a gross monthly salary of NIS 22,400 ($6,461 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017); overtime pay of NIS 5,600 per month ($1,615 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017); a car allowance of NIS 5,000 per month ($ 1,442 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) plus fuel and route 6 expenses; an amount equal to 7.5% of Mr. Biran’s gross monthly salary and overtime pay to an Education Fund (known in Hebrew as “Keren Hishtalmut”, a short term savings plan available in Israel which is tax free to the employee up to a cap determined by law); and an amount equal to 14.58%-15.83% of Mr. Biran’s gross monthly salary and overtime pay to a manager’s insurance fund (known in Hebrew as “Bituach Menahalim”). Mr. Biran’s employment was terminated on February 15, 2018. The aggregate fee paid to Mr. Menachem Biran in 2017 was NIS 528,618 ($152,471 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) and $9,747 stock-based compensation.

Anat Eshed. We entered into an agreement with Anat Eshed, dated December 7, 2016, pursuant to which Ms. Eshsed served as our Outsourcing Chief Financial Officer. In exchange for her service, Ms. Eshed was entitled to a monthly fee of 30,000 NIS ($8,653 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) + VAT. The Company undertook to add Ms. Eshed and an additional employee of her office as an insured under the Company’s D&O insurance in an amount of up to 3,000 NIS (based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). Either party was entitled to terminate the agreement upon providing a three months’ prior notice. The agreement was terminated in 2017. See “Item 3. Key Information - Legal Proceedings”. The aggregate fee paid to Ms. Anat Eshed in 2017 was NIS 167,094 + VAT ($48,196 + VAT based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017).

Service Agreements with Directors for the Year Ended December 31, 2017

Previous directors did not receive any compensation of any type in 2017. On Dec 28, 2017, Steven Hsieh and Harold Weiner ceased to be directors. Shai Levy, Ido Lapidot and Orly Solomon were appointed as new board members by the shareholders at the annual shareholders meeting. In 2018, all board members will be compensated.

During fiscal 2017, we were not party to any service agreements with any of the members of our board of directors, other than the DBG Services Agreement with respect to Dr. de la Vega’s service as our Chief Executive Officer, which is described above, and certain option agreements entered into between the Company and the directors, pursuant to which the Company issued options to purchase 20,000 Ordinary Shares to each of the current directors.

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

Election and Removal of Directors

Our Articles of Association provide for a board of directors consisting of no less than three (3) and no more than seven (7) directors, with all directors (other than the external directors, whose appointment is required under the Companies Law, as described below) divided into three classes with staggered three-year terms with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. At each annual general meeting of our shareholders thereafter, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

●	Our board of directors is divided among the three staggered classes of directors (except for the external directors): the Class I director is Mr. Shai Levy, who was elected at our annual meeting of the shareholders on December 28, 2017 for a three (3) year term ending at the 2020 annual meeting.

● ●

The Class II director was Dr. Harold Wiener, whose term ended in December 2017 with no replacement director.

The Class III directors are Dr. Fernando de la Vega and Dr. Astorre Modena, elected for a three (3) year term ending at the 2018 annual meeting.

In addition we have appointed two (2) external directors who are not part of the staggered board, as described below.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded are required to appoint at least two (2) external directors who meet the qualification requirements set forth in the Companies Law.

At our general meeting of shareholders held in 2017, we appointed Ms. Orly Solomon and Mr. Ido Lapidot as our external directors.

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

After an initial term of three (3) years, an external director may be reelected to serve in that capacity for up to two additional terms of three (3) years each under one of two alternatives. Under the first alternative, the external director may be nominated by the board of directors, and such external director’s reelection is approved by a majority of the shareholders that was required to elect such external director in such director’s initial election. Under the second alternative, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such reelection is approved by a majority of those shares present and voting that are held by shareholders who are non-controlling shareholders and do not have a personal interest in the reelection, provided that such shares represent at least 2% of the total voting power in the company.

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

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two (2) external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

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

The Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two (2) years preceding his or her appointment, that person or a relative, partner or employer of that person, any person to whom that person is subordinate (whether directly or indirectly), or any entity under that person’s control, had any affiliation or business relationship with the company, any controlling shareholder or relative of a controlling shareholder or an entity that, as of the appointment date is, or at any time during the two (2) years preceding that date was, controlled by the company or by any entity controlling the company.

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

Furthermore, no person may serve as an external director if that person’s professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Following the termination of an external director’s membership on the board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including serving as an executive officer or director of the company or a company controlled by its controlling shareholder and cannot be employed by or provide professional services to the company for pay, either directly or indirectly, including through a corporation controlled by that former external director, for a period of two (2) years (the prohibition also applies to relatives of the former external director who are not his or her spouse or children, but only for a period of one year).

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

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business-accounting matters and financial statements, such that he or she is able to understand the financial statements of the company, in depth, and initiate a discussion about the manner of presentation of the financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five (5) years of experience serving in one of the following capacities, or at least five (5) years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Audit Committee

On November 19, 2017, our board of directors approved the establishment of the Audit Committee and to appoint the following members: Dr. Modena, Mr. Lapidot (external director) and Ms. Solomon (external director).

On February 22, 2018 our board of directors resolved to appoint Ms. Orly Solomon as Chairman of the Audit Committee and to approve the Audit Committee Charter.

Pursuant to the Companies Law, the audit committee must be comprised of at least three (3) directors, including all of the external directors, and a majority of its members must be unaffiliated directors. An unaffiliated director is an external director or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), whom the audit committee has confirmed to meet the external director qualifications, and who has not served as a director of the company for more than nine (9) consecutive years (with any period of up to two (2) years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges (which does not include the OTCQB), a director who qualifies as an independent director for the purposes of such director’s membership on the audit committee in accordance with the rules of such stock exchange is also deemed to be an unaffiliated director under the Companies Law. Such person must meet the non-affiliation requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and must meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchange may continue to be considered an unaffiliated director for unlimited additional periods of three (3) years each, provided the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.

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

Audit Committee Role

Our board of directors adopted an audit committee charter that sets forth the responsibilities of the audit committee as well as the requirements for such committee under the Israeli Companies Law, including the following:

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

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent auditors and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent auditors and takes those actions that it deems necessary to satisfy itself that the auditors are independent of management.

Under the Israeli Companies Law, our audit committee is responsible for:

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

Compensation Committee

On November 19, 2017, our board of directors approved the appointment of Mr. Lapidot, Ms. Solomon and Mr. Levy as members of the Compensation Committee.

On February 22, 2018, our board of directors resolved to appoint Ms. Orly Solomon as Chairman of the Compensation Committee and to approve the Compensation Committee Charter and Compensation Policy.

Under the Companies Law, the Compensation Committee is required to be comprised of at least three (3) directors, including all of the external directors. The additional members of the Compensation Committee must be directors that receive compensation subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law. Under the Companies Law, an external director must serve as the chairman of the Compensation Committee.

Under the Companies Law, the external directors shall constitute a majority of the Compensation Committee.

The compensation committee’s duties include, among other things, recommending compensation policies to the board of directors, overseeing compensation policy implementation, and ratifying the compensation of executive officers.

Compensation Policy under the Companies Law

In adopting the compensation policy, the Compensation Committee is required to take into account factors such as the office holder’s education, experience, past compensation arrangements with the Company, and the proportional difference between the person’s compensation and the average compensation of the Company’s employees. The compensation policy must be approved at least once every three (3) years at the Company’s general meeting of shareholders, and is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

Our board of directors approved and adopted the compensation policy on February 22, 2018.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy relates to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It also considers, among other things, the Company’s risk management, size and the nature of its operations. The compensation policy furthermore considers the following additional factors:

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

The compensation policy also includes the following principles:

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

The Compensation Committee is responsible for (a) recommending the compensation policy to the Company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three (3) years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy; and

●	determining whether the compensation terms of a proposed new Chief Executive Officer of the Company need not be brought to approval of the shareholders.

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

To the extent that any such transaction with a controlling shareholder or his relative is for a period extending beyond three (3) years, shareholder approval is required once every three (3) years, unless, in respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable under the circumstances.

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

D.          Employees.

As of December 31, 2017, we had 10 full time employees, 1 part time employee in PVN and 8 full time employees in Digiflex, located in Israel. There is one additional employee in the United States, employed by Digiflex Inc. Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment of our Israeli employees. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans in accordance with the applicable Israeli legal requirements.

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

E.           Share Ownership.

Beneficial Ownership of Senior Management and Directors

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of April 30, 2018, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 22,998,386 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of, April 30, 2018. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person.  None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	No. of Shares Beneficially Owned		Percentage Owned
Executive officers and directors:
Dr. Fernando de la Vega	1,566,565	(1)	6.74
Steven Hsieh	1,320,002	(2)	5.91
Dr. Astorre Modena	5,883,852	(3)	25.28
Dr. Harold Wiener	5,883,852	(3)	25.28
Evyatar Cohen	*		*
Menachem Biran	50,001	(4)	*
Eyal Shpilberg	-		-
Shai Levy	-		-
Ido Lapidot	-		-
Orly Solomon	-		-
Anat Eshed	-		-

(1)	Includes options to purchase 230,425 Ordinary Shares exercisable within 60 days of April 30, 2018 and 222,690 ordinary shares held in trust by Eli Klein for Dr. Fernando de la Vega.
(2)	Includes 120,000 Ordinary Shares issuable upon the exercise of outstanding options exercisable within 60 days of April 30, 2018. Steven Hsieh is a Managing Director of Infinity Group, the parent company of Infinity IP Bank International (Suzhou) Co., Ltd. Steven Hsieh has sole voting and dispositive power over all shares owned by Infinity IP Bank International (Suzhou) Co., Ltd.
(3)	Includes 271,960 ordinary shares issuable upon the exercise of Warrants and exercisable within 60 days of April 30, 2018. The shares listed as beneficially owned by Terra Venture Partners, or Terra, are held of record by Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Dr. Harold Wiener is a General Partner of Terra Ventures Partners, the manager of Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Dr. Harold Wiener has shared voting and dispositive power over all shares owned by Terra.
(4)	Includes 50,001 ordinary shares issuable upon the execution of outstanding options exercisable within 60 days of April 30, 2018. Menachem Biran’s employment with the Company was terminated on February 15, 2018. Pursuant to his option agreements, Mr. Biran may exercise the vested options up to 5 years post-termination.

* Represents beneficial ownership amount of less than 1%.

See “—Incentive Compensation Plan,” below for information regarding options held by our senior management and directors.

Incentive Compensation Plan

The purpose of the Plan is to serve as an incentive to attract new employees, directors, consultants and service providers, and to retain persons of training, experience and ability by providing them with opportunities to purchase securities, including shares of the Company, pursuant to the Plan, as approved by the board of directors of the Company. As of December 31, 2017, a total of 193,803 Ordinary Shares were reserved for issuance under the Plan, of which options to purchase 728,287 Ordinary Shares were issued, outstanding and exercised thereunder. The number of Ordinary Shares reserved for issuance under the Plan may be changed from time to time in the sole discretion of the board of directors.

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

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee Israeli service providers, consultants and controlling shareholders, which includes any shareholder holding 10% or more of the Company’s Ordinary Shares on a fully diluted basis, may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains” track. However, under this track we are not allowed to deduct any expense with respect to the issuance of the options or shares. In order to comply with the terms of the capital gains track, all options granted under the Plan pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the Ordinary Shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two (2) years after the date of the grant. If such options or shares are sold by the trustee or are transferred to the grantee before the end of the two-year period, then the grantee would be taxed at top marginal rates upon selling the shares.

Options granted under the Plan will vest in accordance with the vesting dates determined by the board of directors with respect to each grant. Options that are not exercised within seven years from the grant date will expire, unless a shorter or longer term is provided for by the board of directors. Generally, if we terminate a grantee’s employment or services to the Company, all options granted to such grantee that are then vested will be exercisable for a period of six (6) months after the termination date (unless a shorter period is determined by the board of directors) or, if earlier, the expiration date of such options. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested unexercised options will expire and terminate on the date of termination. In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of twelve (12) months from the date of disability or death.

In the event of a merger or consolidation of our company subsequent to which we would no longer exist as a legal entity, or a sale of all, or substantially all, of our Ordinary Shares or assets or other transaction having a similar effect on us, the Company will seek to cause the acquirer in such transaction to substitute all outstanding and unexercised options under the Plan for an appropriate number of the same type of shares or other securities of the successor company as were distributed to the Company or the shareholders in connection with such transaction. If the acquirer refuses to substitute the options, unvested options held by any grantee will vest in accordance with the following formula: X+Y*X/Z, where X = the number of vested options held by the grantee, Y = the number of unvested options held by the grantee, and Z = the number of options held by the grantee.

As of December 31, 2017, we have granted to our senior management and directors options to purchase up to 590,425 Ordinary Shares under the Plan, as follows.

Name	Number of Options Held		Option Exercise Price		Option Grant Date	Option Expiration Date
Dr. Fernando de la Vega	230,425	(1)	NIS	0.01	May 23, 2013	May 23, 2023
Dr. Fernando de la Vega	20,000	(2)	USD	0.917	Nov. 19, 2017	Nov. 19, 2024
Dr. Astorre Modena	20,000	(2)	USD	0.917	Nov. 19, 2017	Nov. 19, 2024
Ido Lapidot	20,000	(2)	USD	0.917	Nov. 19, 2017	Nov. 19, 2024
Shai Levy	20,000	(2)	USD	0.917	Nov. 19, 2017	Nov. 19, 2024
Orly Solmon	20,000	(2)	USD	0.917	Nov. 19, 2017	Nov. 19, 2024
Eyal Shpilberg	140,000	(3)	USD	0.917	Nov. 19, 2017	Nov. 19, 2024
Evyatar Cohen	120,000	(4)	USD	0.917	Nov. 19, 2017	Nov. 19, 2024

(1)	Fully Vested. On November 19, 2017 we extended the expiration date of such granted options by an additional three (3) years.
(2)	6,666 options to vest on December 31, 2018; 13,334 options to vest quarterly over the 2 years thereafter.
(3)	46,666 options to vest on December 31, 2018; 93,334 options to vest quarterly over the 2 years thereafter.

(4)	3,341 options to vest on November 30, 2017; and an additional 3,333 options to vest at the last calendar day of each calendar month thereafter until October 31, 2019. 1,682 options to vest at the last calendar day of the first calendar month following the filing of the Company’s Form 20-F for the year ended December 31, 2017; and an additional 1,666 options to vest at the last calendar day of each calendar month thereafter over 23 additional months. In the event of termination of Evyatar Cohen’s continuous service for any reason, except for cause, he may choose within six (6) months after the date of such termination, with respect to all options granted to him which have become vested prior to such termination date, to: (a) exercise all vested options in accordance with the provisions of the plan, after paying the applicable purchase price of each vested option; or (b) exercise only 50% of the vested options, at a purchase price per share of NIS 0.01, and the remaining vested options shall expire immediately and he shall have no further rights with respect thereto.

ITEM 7. Major Shareholders and Related Party Transactions.

A.          Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of April 30, 2017, by each person or entity known to beneficially own 5% or more of our outstanding ordinary shares. The information with respect to beneficial ownership of the ordinary shares is given based on information reported in such shareholder’s Schedule 13G, and if no Schedule 13G was filed, based on the information provided to us by the shareholders.

The information in this table is based on 22,998,386 Ordinary Shares outstanding as of such date. In determining the number of ordinary shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any ordinary shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of April 30, 2017. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of ordinary shares.

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

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
Dr. Fernando de la Vega	1,566,565	(1)	6.74%
Steven Hsieh	1,320,002	(2)	5.91%
Hermetic Trust (1975) Ltd. (in trust for Israel Electric Corporation, Ltd.)	1,278,166	(3)	5.56%
Slobel NV	2,078,841	(4)	8.84%
Dr. Astorre Modena	5,883,852	(5)	25.28%
Dr. Harold Wiener	5,883,852	(5)	25.28%
Teuza – A Fairchild Technology Venture Ltd.	1,783,593	(6)	7.73%
Legov Ltd.	1,768,619	(7)	7.68%
Jet CU P.C.B. Ltd.	1,692,615	(8)	7.14%

(1)	Includes options to purchase 230,425 ordinary shares exercisable within 60 days of April 30, 2018 and 222,690 ordinary shares held in trust by Eli Klein for Dr. Fernando de la Vega.
(2)	Includes 120,000 ordinary shares issuable upon the exercise of outstanding options exercisable within 60 days of April 30, 2018. Steven Hsieh is a Managing Director of Infinity Group, the parent company of Infinity IP Bank International (Suzhou) Co., Ltd. Steven Hsieh has sole voting and dispositive power over all shares owned by Infinity IP Bank International (Suzhou) Co., Ltd.
(3)	Hermetic Trust (1975) Ltd. has sole voting and dispositive power over all shares held by Hermetic Trust (1975) Ltd. in trust for Israel Electric Corporation Ltd.
(4)	Includes 516,568 ordinary shares issuable upon the exercise of Warrants exercisable within 60 days of April 30, 2018.
(5)	Includes 271,960 ordinary shares issuable upon the exercise of Warrants and exercisable within 60 days of April 30, 2018. The shares listed as beneficially owned by Terra Venture Partners or Terra are held of record by Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener is a General Partner of Terra Ventures Partners, the manager of Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener has shared voting and dispositive power over all shares owned by Terra.
(6)	Includes 70,800 Ordinary Shares issuable upon the exercise of Warrants exercisable within 60 days of April 30, 2018.
(7)	Includes 40,000 Ordinary Shares issuable upon the exercise of Warrants exercisable within 60 days of April 30, 2018.
(8)	Includes 700,000 Ordinary Shares issuable upon the exercise of Warrants exercisable within 60 days of April 30, 2018.

The Company has 20 U.S. shareholders, comprising of 10.12% of the Company’s outstanding ordinary shares (1).

(1) Shares held by Cede & Co. are held on behalf of multiple shareholders, the identity of whom we do not know, and therefore they were not taken into account in the above calculation.

B.          Related Party Transactions.

The following is a description of the material terms of all transactions between us and certain related parties. Except as described below, since January 1, 2017, we have not entered into any transactions with (a) any enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) our associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the company, and close members of any such individual’s family; (d) our executive officers and directors; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

IEC Convertible Loan Agreement. On October 2010, we entered into a Convertible Loan Agreement with IEC, which is currently a significant shareholder, which agreement was amended on April 2012. Pursuant to this agreement, IEC loaned us an aggregate amount of NIS 3,000,000 ($865,301 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) at an interest rate of 8% per annum. In April 2013, we entered into a Share Purchase Agreement with IEC pursuant to which the aggregate principal amount of such loan and all accrued but unpaid interest thereon were converted into 172,190 Series B-1 Preferred Shares. On November 26, 2014, as part of the Private Placement these shares were converted into our Ordinary Shares and following the shares split IEC holds 1,278,166. Pursuant to the terms of the Convertible Loan Agreement, IEC is also entitled to royalty payments equal to 2% of net sales of the Company’s products, up to an aggregate of NIS 8,000,000 ($2,307,470 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). In addition, for a period of 10 years from the date of the first commercial sale of our products, IEC will be entitled to purchase our products, licenses and services, at prices which are at the lowest rate then offered or provided by the Company to any of its other customers for the same products, licenses or services (excluding demonstration units, pilot units, samples, and other customary promotional discounts which are sporadic in nature and do not represent on-going commercial basis prices with respect to the client), given similar quantities and commercial conditions.

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

Employment and Services Agreements. Employment and services agreements entered into with our senior managers, as described above under “Item 6. Directors, Senior Management and Employees—Compensation—Employment or Service Agreements with Senior Managers.”

Indemnification Agreements with Directors and Senior Managers. Customary indemnification agreements with our directors and senior managers, as described above under “Item 6. Directors, Senior Management and Employees – Board Practices —Exculpation, Insurance and Indemnification of Office Holders.”

Option Agreement with Directors and Senior Managers. Option Agreements entered into with our directors and senior managers, as described above under “Item 6. Directors, Senior Management and Employees —Share Ownership—Incentive Compensation Plan”.

Securities Purchase Agreement with Terra and Slobel. On August 16, 2017 Terra, Slobel and certain existing shareholders entered into a Securities Purchase Agreement, pursuant to which they purchased 433,333 warrants to purchase ordinary shares in consideration for $393,939.

Share Purchase Agreement with Jet CU. On December 27, 2017, we entered into a Share Purchase Agreement with Jet CU, as supplemented by that certain Supplement to Share Purchase Agreement dated January 3, 2018, pursuant to which we received aggregate gross proceeds of $992,615 from Jet CU in exchange for 992,615 ordinary shares and a warrant to purchase 300,000 ordinary shares at an exercise price of $0.50 per share. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until January 3, 2023.

Loan Agreement with Jet CU. On March 8, 2018, we entered into a Share Purchase Agreement with Jet CU, pursuant to which Jet CU provided us with a convertible loan in an aggregate principal amount of $150,000 and received from us warrants to purchase 400,000 Ordinary Shares at an exercise price of $0.50 per share. The loan amount bears interest of 5% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until March 8, 2023. Jet CU may receive warrants to purchase an additional 200,000 Ordinary Shares at an exercise price of $0.50 per share, if the price of our Ordinary Shares by the end of December 2018 is lower than $1.00.

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

Legal Matters

On December 31, 2017, a lawsuit captioned Eshed Consulting and Financial Management Ltd. vs. P.V. Nano Cell Ltd., Claim No. 64342-12-17, was filed in the Magistrate Court in Nazareth in Israel. The complaint alleges that the Company owes Eshed, a total amount of NIS 120,000 in fees for professional financial services Eshed allegedly provided to the Company. The Company is disputing such claims and claims it has paid in full for the financial services it received from Eshed. A hearing has been scheduled for June 3, 2018.

On March 11, 2018, a lawsuit captioned Reinhold Cohn & Co. vs. (1) Digiflex Ltd. and (2) P.V. Nano Cell Ltd., Claim No. 21766-03-18, was filed in the Magistrate Court in Kfar Saba in Israel. The complaint alleges that the Company owes Reinhold Cohn NIS 80,298 in fees for various services involving the protection of the Company’s intellectual property rights by way of registration of patents worldwide, including in the United States, Canada and Europe. The Company does not dispute the debt and intends to make full payment thereof.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Payment of dividends may also be subject to Israeli withholding taxes. See “Item 10. Additional Information—E. Taxation—Certain Israeli Tax Considerations” for additional information.

B.          Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2017.

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

B.          Memorandum and Articles of Association.

Our original articles of association were registered with the Israeli Registrar of Companies at the time of incorporation of the Company on June 24, 2009, under our Israeli registration number 514287093. Our purpose is set forth in Section 4 of our articles of association and includes every lawful purpose.

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, were subject to corporate tax at the rate of 24% and 25% of their taxable income during 2017 and 2016, respectively, a reduction from the corporate tax rate of 26.5% in 2015 and 2014.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of purchasing a patent, rights to use a patent and rights to know-how, which are used for the development or advancement of the company, commencing in the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Industrial Companies; and

●	deductions of expenses related to a public offering in equal amounts over a three-year period.

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

The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, a Preferred Enterprise and is controlled and managed from Israel. Under a recent amendment announced in August 2013, or the 2013 Amendment, beginning in 2014 and in each year thereafter, a Preferred Company may only be entitled to reduced corporate tax rates of 16%, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefit period of ten (10) years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

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

Taxation of Our Israeli Individual Shareholders on Receipt of Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a Substantial Shareholder (as defined below) at the time of distribution or at any time during the preceding twelve (12) month period. Beginning in 2013, an additional tax at a rate of 2% may be imposed upon shareholders whose annual taxable income from all sources exceeds a certain amount.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten (10) years, subject to certain approvals as specified in the Investment Law.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to real capital gains derived by an Israeli individual resident from the sale of shares that were purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a Substantial Shareholder at the time of sale or at any time during the preceding twelve (12) month period, such gain will be taxed at the rate of 30%. In addition, as noted above, beginning in 2013, an additional tax at a rate of 2% may be imposed upon shareholders whose annual taxable income from all sources exceeds a certain amount.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently 25% for corporations and up to 50% for individuals, according to the individual’s marginal tax rate).

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% for individuals, if such person is a Substantial Shareholder at the time he or she receives the dividend or on any date in the twelve (12) months preceding such date), which tax will be withheld at source, unless a different rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence.

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

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year; (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power of the Company during any part of the twelve (12) month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the Treaty U.S. Resident located in Israel, subject to certain conditions. In any such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S.-Israel Income Tax Treaty.

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

Under current U.S. federal income tax law, certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The 20% reduced maximum tax rate does not apply unless certain holding period requirements are satisfied. Furthermore, dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below). As discussed below under “Passive Foreign Investment Company,” we have not determined whether we have been a PFIC for 2017 or any previous year, or in any future years.

The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

Sale, Exchange or Other Disposition of Ordinary Shares. Subject to the discussion under “Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, or other disposition of our ordinary shares in an amount equal to the difference between the amount realized on the sale, exchange, or other disposition and the U.S. Holder’s adjusted tax basis (determined under U.S. federal income tax rules) in such ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares exceeds one year, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transaction .. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20% for taxable years) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the U.S.-Israel Tax Treaty. The additional 3.8% “net investment income tax” (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our ordinary shares by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

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

To the extent a distribution on our ordinary shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Item 10. Additional Information – Taxation—Taxation of U.S. Holders — Distributions.” Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our ordinary shares.

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

I.             Subsidiary Information.

We have two (2) wholly owned subsidiaries, Nano Size Ltd., a private company organized under the laws of the state of Israel which we acquired on December 31, 2009, and Digiflex Ltd., which we acquired on December 3, 2017.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, as of December 31, 2017, our internal control over financial reporting is ineffective.

The specific material weakness we identified in our internal control over financial reporting related to the lack of sufficient qualified internal control personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Also, as a small company, we do not have sufficient internal control personnel to set up adequate review functions at each reporting level.

In order to cure the foregoing material weakness, we have taken or are taking the following remediation measures:

1. We are seeking internal control staff with relevant U.S. GAAP accounting, SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;

2. We have hired an outsourced chief financial officer with significant U.S. GAAP and SEC reporting experience; and

3. We established an Audit Committee and Compensation Committee. Ms. Orly Solomon, a member of each of these committees, serves as the Chairperson of each and has relevant U.S. GAAP accounting, SEC reporting and internal control experience.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert.

We have an audit committee, comprised of Dr. Astorre Modena, Mr. Ido Lapidot (external director) and Ms. Orly Solomon (external director). Ms. Solomon serves as the Chairman of the Audit Committee and is our audit committee financial expert and is an independent director as defined by the rules of the NASDAQ Capital Market.

ITEM 16B. Code of Ethics.

We have not adopted a code of ethics that applies to our principal executive officer and principal financial officer due to our focus on the share exchange transaction with Digiflex and its integration with the Company. We intend to adopt a Code of Ethics as we develop our business.

ITEM 16C. Principal Accountant Fees and Services.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2017 and 2016, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2017 and 2016.

	2017	2016

Audit Fees	$100	$80
Audit-Related Fees	-
Tax Fees	5	5
All Other Fees	-
Total	$105	$85

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

Audit Committee Pre-Approval Policies and Procedures

Our audit committee, established in February 2018, provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our Board has authorized all auditing and non-auditing services provided by Kost Forer Gabbay & Kasierer during 2016 and 2017 and the fees paid for such services. Our audit committee will authorize all auditing and non-auditing services from the date of its establishment onward.

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

ITEM 19. Exhibits

Exhibit No.	Exhibit Description
1.1**	Fourth Amended and Restated Articles of Association of P.V. Nano Cell Ltd.
4.1*	Agreement, dated December 15, 2011, by and between P.V. Nano Cell Ltd. and the Ministry of National Infrastructures, Energy and Water Resources
4.2*	Share Purchase Agreement, effective November 29, 2009, by and among the shareholders of Nano Size Ltd. and P.V. Nano Cell Ltd.
4.3*	Convertible Loan Agreement, dated as of October 28, 2010, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation
4.4*	Amendment to Convertible Loan Agreement, dated April 2012, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation
4.5*	Partnership Agreement, dated May 21, 2014, by and between P.V. Nano Cell Ltd. and XaarJet Limited
4.6*	Side Agreement, dated July 20, 2014, by and between P.V. Nano Cell Ltd. and IP Bank International (Suzhou) Co., Ltd.
4.7*	First Amendment to the Side Agreement dated July 20, 2014, entered into as of November 26, 2014, by and between P.V. Nano Cell Ltd. and IP Bank International (Suzhou) Co., Ltd.
4.8*	Capital Note of IP Bank International (Suzhou) Co., Ltd., dated November 26, 2014
4.9*	Securities Purchase Agreement, dated November 26, 2014, by and among the Company and the purchasers party thereto
4.10*	Registration Rights Agreement, dated November 26, 2014, by and among the Company and the purchasers party thereto
4.11*	Standby Equity Distribution Agreement, dated July 9, 2015, by and between P.V. Nano Cell Ltd. and YA Global Master SPV LTD.
4.12±*	Agreement, dated September 9, 2009, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.13±*	First Addendum to the Consultancy Agreement, dated April 9, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.14±*	Second Addendum to the Consultancy Agreement, dated May 23, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.15±*	Consultancy Agreement, dated June 17, 2015, by and between P.V. Nano Cell Ltd. and Menachem Biran
4.16±*	P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
4.17	Form of Share Exchange Agreement, effective December 3, 2017, by and between Digiflex Ltd. and P.V. Nano Cell Ltd.
4.18	Form of Share Purchase Agreement, dated December 27, 2017, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd.
4.19	Form of Share Purchase Agreement Supplement, dated January 3, 2018, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd.
4.20	Form of Securities Purchase Agreement, dated August 16, 2017, by and between P.V. Nano Cell Ltd. and Alpha Capital Anstalt
4.21	Form of Securities Purchase Agreement. dated August 29, 2017, by and between P.V. Nano Cell Ltd. and FirstFire Global Opportunities Fund LLC
4.22	Financial Advisory Agreement, dated January 9, 2017, by and between P.V. Nano Cell Ltd. and Sunrise Securities LLC
4.23	Placement Agent Agreement, dated February 22, 2017, by and between P.V. Nano Cell Ltd. and Sunrise Securities LLC
4.24	Form of Warrant executed in favor of Amnon Mendelbaum and Steven Zadka
4.25	Share Purchase Agreement, dated May 8, 2018, by and between P.V. Nano Cell Ltd. and Slobel NV

Exhibit No.	Exhibit Description
4.26±	Consultancy Agreement, dated November 12, 2017, by and between P.V. Nano Cell Ltd. and Evyatar Cohen
4.27±	Employment Agreement, dated September 10, 2017, by and between P.V. Nano Cell Ltd. and Eyal Shpilberg
8.1	List of Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

±	Compensation Plan or Arrangement or Management Contract.
*	Filed as part of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 2, 2015 (File No. 333-206723).
**	Filed as part of Amendment No. 1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 22, 2015.
^	Filed as part of our Annual Report on Form 20-F for the 2015 fiscal year filed with the Securities and Exchange Commission and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

P.V. Nano Cell Ltd.

By:	/s/ Fernando de la Vega
Fernando de la Vega
Chief Executive Officer

Date: May 15, 2018

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

- - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To The Shareholders and Board of Directors of

P.V. NANO CELL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PV Nano Cell Ltd. (the “Company”) and its subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with US generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2009.

Tel-Aviv, Israel

May 15, 2018

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars

	December 31,
	2017	2016
ASSETS

CURRENT ASSETS:
Cash	$450,305	$126,222
Restricted cash	15,380	-
Accounts receivable, net	81,345	18,607
Other current assets	55,298	133,897
Inventories	100,883	57,072

Total current assets	703,211	335,798

LONG-TERM ASSETS:
Property and equipment, net	431,772	400,992
Intangible asset, net	4,292,617	-
Goodwill	3,187,417	-

Total long-term assets	7,911,806	400,992

Total assets	8,615,017	736,790

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Short term bank credit	64,900	18,677
Short term loans	97,618	-
Trade payables	1,006,052	673,537
Employees and payroll accruals	433,145	171,798
Accrued expenses and other current liabilities	1,025,161	614,183
Convertible loans	492,385	-

Total current liabilities	3,119,261	1,478,195

LONG TERM LIABILITIES:
Warrants presented at fair value	2,035,378	1,117,321
Capital note	57,658	45,493
Receipt on account of shares and warrants	600,000	-

Total long term liabilities	2,693,036	1,162,814

Total liabilities	5,812,297	2,641,009

SHAREHOLDERS’ EQUITY (DEFICIT):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 100,000,000 shares at December 31, 2017 and 2016; Issued and outstanding: 21,737,263 and 14,505,126 shares at December 31, 2017 and 2016, respectively	58,559	37,648
Additional paid in capital	17,830,361	10,300,428
Accumulated deficit	(15,086,200)	(12,242,295)

Total shareholders’ equity (deficit)	2,802,720	(1,904,219)

Total liabilities and shareholders’ equity (deficit)	$8,615,017	$736,790

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars

	Year ended December 31,
	2017	2016	2015

Revenues	$88,691	$67,678	$60,740
Other income	-	10,403	7,592

Total revenues	88,691	78,081	68,332

Cost of revenues	94,238	78,622	69,051
Amortization of intangible assets	37,694	-	-

Gross loss	43,241	541	719

Operating expenses:

Research and development	787,025	976,882	901,030
Less - research and development grants	(382,134)	(344,056)	(180,033)
Research and development, net	404,891	632,826	720,997
Sales and marketing	480,963	336,287	245,756
General and administrative	1,227,632	571,110	807,277
Acquisition related costs	750,956	-	-

Total operating expenses	2,864,442	1,540,223	1,774,030

Operating loss	2,907,683	1,540,764	1,774,749
Financial expenses (income), net	(63,778)	80,636	(1,094)

Net loss	$2,843,905	$1,621,400	$1,773,655

Net loss per share:
Basic and diluted net loss per share	$0.19	$0.12	$0.14

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	15,249,947	13,704,673	12,745,710

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars

	Ordinary shares		Additional
	Number of shares	Amount	paid-in Capital	Accumulated deficit	Total

Balance as of January 1, 2015	12,611,085	$32,726	$8,620,957	$(8,842,861)	$(189,178)

Issuance of ordinary shares, net of issuance cost	296,813	780	297,684	-	298,464
Stock based compensation	-	-	8,788	-	8,788
Net loss	-	-	-	(1,773,655)	(1,773,655)

Balance as of December 31, 2015	12,907,898	33,506	8,927,429	(10,616,516)	(1,655,581)

Issuance of ordinary shares, net of issuance cost	1,234,001	3,199	1,010,609	-	1,013,808
Beneficial conversion feature related to bridge financing notes	-	-	74,160	-	74,160
Conversion of bridge financing notes to ordinary shares	274,667	713	205,287	-	206,000
Exercise of warrants	28,638	76	26,175	-	26,251
Exercise of options	59,922	154	-	-	154
Stock based compensation	-	-	52,389	-	52,389
Cumulative effect adjustment from adoption of ASU 2016-09	-	-	4,379	(4,379)	-
Net loss	-	-	-	(1,621,400)	(1,621,400)

Balance as of December 31, 2016	14,505,126	37,648	10,300,428	(12,242,295)	(1,904,219)

Issuance of ordinary shares, net of issuance cost	7,232,137	20,911	7,393,799	-	7,414,710
Stock based compensation	-	-	136,134	-	136,134
Net loss	-	-	-	(2,843,905)	(2,843,905)

Balance as of December 31, 2017	21,737,263	$58,559	$17,830,361	$(15,086,200)	$2,802,720

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net loss	$(2,843,905)	$(1,621,400)	$(1,773,655)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	88,289	55,212	50,826
Amortization	37,694	-	-
Fair value of warrants granted for services	738,091	-	-
Interest and accretion back in connection with convertible loans	(282,015)	-	-
Interest expense in connection with a short term loan	13,289	-	-
Share-based compensation	136,134	52,389	8,788
Professional service received in connection with issuance of ordinary shares	298,600	-	-
Beneficial conversion feature related to bridge financing notes	-	74,160	-
Change in accounts receivable	28,087	(18,807)	-
Change in other current assets	274,179	19,223	(60,243)
Change in inventories	(11,311)	5,613	(20,228)
Change in trade payables	(153,892)	164,926	234,939
Change in employees and payroll accruals	90,028	33,314	44,204
Change in accrued expenses and other current liabilities	(91,273)	(20,167)	428,227
Change in fair value of warrants and capital note	(491,884)	(25,936)	(19,278)
Net cash used in operating activities	(2,169,889)	(1,281,273)	(1,106,420)

Cash flows from investing activities:
Purchase of property and equipment	(2,185)	(13,860)	(42,074)
Net cash used in investing activities	(2,185)	(13,860)	(42,074)

Cash flows from financing activities:
Proceeds from convertible loans, net of issuance costs	774,400	206,000	-
Proceeds from issuance of shares, net	388,019	1,013,808	298,464
Proceeds from issuance of warrants	684,015	-	-
Receipt on account of shares and warrants	600,000	-	-
Proceeds from warrants exercise	-	26,251	-
Proceeds from stock options exercise	-	154	-
Proceeds from issuance of warrants presented as liability	-	183,260	142,470
Increase (decrease) in short term bank credit	37,723	(19,030)	37,707
Proceeds in connection with a promissory note	162,000	-	-
Repayment of the promissory note principal	(150,000)	-	-
Net cash provided by financing activities	2,496,157	1,410,443	478,641

Increase (decrease) in cash	324,083	115,310	(669,853)
Cash at the beginning of the year	126,222	10,912	680,765

Cash at the end of the year	$450,305	$126,222	$10,912

Supplemental information and disclosure of non-cash financing activities

Issuance of shares in connection with acquisition (see also Note 3)	$6,728,091	$-	$-
Conversion of convertible loans including interest in to shares	$-	$206,000	$-
Purchase of property and equipment on credit	$-	$224,550	$-

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:-	GENERAL

a.	P.V. Nano Cell Ltd. (the “Company”) was incorporated in June 2009 under the laws of Israel. The Company has a wholly-owned subsidiary, Nano Size Ltd., a company incorporated under the laws of Israel (“Nano Size”). The Company and Nano Size are mainly engaged in developing, manufacturing, marketing and commercializing conductive inks for digital inkjet conductive printing applications. As of December 31, 2017, the Company had only limited sales of its products and had not yet commenced larger scale commercial production or sales.

During 2013, the Company formed a Chinese joint venture (“JV”) together with three shareholders. The Company owns 40% of the outstanding equity securities of the JV. The JV is inactive and is in the process to be dissolved.

Refer to Note 3 for details regarding the acquisition of Digiflex Ltd. on December 3, 2017.

b.	Since its inception, the Company has incurred operating losses and has used cash in its operations. During the year ended December 31, 2017, the Company used cash in operating activities of approximately $2.2 million, incurred a net loss of approximately $2.8 million and had a total accumulated deficit of approximately $15.1 million as of December 31, 2017. The Company requires additional financing in order to continue to fund its current operations and pay existing and future liabilities.

The Company intends to finance operating costs over the next twelve months through issuance of equity securities and by increasing its revenue. The Company is currently negotiating with third parties in an attempt to obtain additional sources of funds which, in management’s opinion, would provide adequate cash flows to finance the Company’s operations. The satisfactory completion of these negotiations is essential to provide sufficient cash flow to meet current operating requirements. However, the Company cannot give any assurance that it will be able to achieve a level of profitability from the sale of its products to sustain its operations in the future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

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

The accompanying consolidated financial statements have been prepared in U.S. dollars (“dollar” or “dollars”).

A substantial portion of the Company’s costs are incurred in New Israeli Shekels (“NIS”). However, the Company finances its operations mainly in U.S. dollars and a majority of the Company’s revenues are denominated in dollars. As such, the Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances that are denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars in accordance with Accounting Standards Codification (“ASC”) No. 830, “Foreign Currency Matters”. All foreign currency transaction gains and losses are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, intercompany transactions and balances have been eliminated upon consolidation.

d.	Inventories:

Inventories are measured at the lower of cost and net realizable value, cost is computed on a first-in, first-out basis. The inventories consist of finished goods and raw materials.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

%

Computers	15 – 33
Equipment	7 – 33
Office furniture	6 – 15
Leasehold improvements	(*)

(*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

Long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2017, 2016 and 2015, no impairment losses were identified.

f.	Goodwill:

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.

The primary items that generate goodwill include the value of the synergies between the acquired companies and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset.

Goodwill is tested for impairment on an annual basis in the fourth quarter and whenever indicators of potential impairment requires an interim goodwill impairment analysis. The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is not required. However, if the Company concludes otherwise, it is then required to perform a quantitative assessment for goodwill impairment.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Goodwill (cont.):

The Company has early adopted a new guidance which simplifies the test for goodwill impairment. Under the new guidance, the Company performs its quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. If the reporting unit’s carrying value is determined to be greater than its fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired and no further testing is required.

The evaluation of goodwill impairment requires the Company to make assumptions about future cash flows of the reporting unit being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

No goodwill was determined to be impaired during 2017.

g.	Intangible assets:

Intangible assets and their useful lives are as follows:

Estimated useful life

Technology	Ten (10) years
Backlog	One (1) year

Intangible assets represent acquired technology and backlog. Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life, which is determined by identifying the period over which most of the cash flows are expected to be generated.

For definite life intangible assets, the Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the asset or asset groups with their respective estimated undiscounted future cash flows. If the definite life intangible asset or asset group are determined to be impaired, an impairment charge is recorded at the amount by which the carrying amount of the asset or asset group exceeds their fair value.

No intangible assets were determined to be impaired during 2017.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Revenue Recognition:

Revenues from ink and services are recognized in accordance with ASC No. 605-15, “Revenue Recognition” when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, and collectability is reasonably assured.

Other income, represent a recurring sale of production waste.

i.	Cost of revenues:

Cost of revenues is comprised of cost of materials production, employees’ salaries and related costs, allocated overhead expenses, packaging, import taxes, royalties paid to third parties, intangible amortization and to the Government of Israel and other programs, as described in Note 9.

j.	Research and development, net:

Research and development expenses are charged to the consolidated statements of operations as incurred, net of grants received, as described in Note 2k.

k.	Government grants:

The Company receives participation funds and grants, which represents participation of the government of Israel and European grants. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred.

l.	Income taxes:

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

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Accounting for stock-based compensation:

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

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The Black-Scholes option-pricing model requires a number of assumptions, of which the most significant are the expected stock volatility and the expected option term. Expected volatility was calculated based upon similar traded companies’ historical stock price movements. The Company uses the simplified method until such time as there is sufficient historical exercise data to allow the Company to make and rely upon assumptions as to the expected life of outstanding options. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically, the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model.

The fair value for options granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	2017	2016	2015

Dividend yield	0%	0%	0%
Expected volatility	64%-70%	68%-71%	64%- 69%
Risk-free interest	1.78%-2.28%	0.83%-0.97%	1.12%-1.63%
Expected life (in years)	7	2.98	4.38

n.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company’s cash balances are managed in major banks in Israel.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are deposited in major banks in Israel. Deposits in Israel are not insured. Generally, these deposits may be withdrawn upon demand and therefore bear low risk.

The Company’s trade receivables are derived from sales mainly in Israel, Europe and the US. Concentration of credit risk with respect to trade receivables is limited by ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as known disputes, age of the receivable balance and past experience. Allowance for doubtful accounts amounted to $2,720 and $0 as of December 31, 2017 and 2016, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense.

o.	Severance pay:

Pursuant to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”), the Company’s employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company to an Israeli insurance company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s balance sheet.

Severance expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $40,568, $44,511 and $39,194, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

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

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	-	-	$2,035,378	$2,035,378
Capital note	-	-	57,658	57,658

Total financial liabilities	-	-	$2,093,036	$2,093,036

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments (cont.):

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	$-	$-	$1,117,321	$1,117,321
Capital note	-	-	45,493	45,493

Total financial liabilities	$-	$-	$1,162,814	$1,162,814

The following table presents reconciliations for the Company’s liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3):

Level 3

Balance at January 1, 2015	$882,298

Fair value of warrants issued and capital note	142,470
Changes in Fair value of warrants and capital note	(19,278)

Balance at December 31, 2015	1,005,490

Fair value of warrants issued to investors	183,260
Changes in Fair value of warrants and capital note	(25,936)

Balance at December 31, 2016	1,162,814

Proceeds from issuance of shares	684,015
Fair value of warrants granted for services	738,091
Changes in Fair value of warrants and capital note	(491,884)

Balance at December 31, 2017	$2,093,036

q.	Basic and diluted net loss per share:

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

The total number of shares related to the outstanding stock options excluded from the calculations of diluted loss per share, since it would have an anti-dilutive effect, was 1,429,713, 836,514 and 1,021,917 for 2017, 2016 and 2015, respectively. The total number of warrants to purchase ordinary shares related to the outstanding options excluded from the calculations of diluted loss per share, since it would have an anti-dilutive effect, was, 4,879,701, 2,834,410 and 2,542,262 for 2017, 2016 and 2015, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Business combination:

The Company accounted for business combination in accordance with ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.

Acquisition related costs are expensed to the statement of operations in the period incurred.

s.	Recently issued accounting standards:

1.	In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” Topic 606). This ASU provides a five-step approach to account for revenue arising from contracts with customers. The ASU requires an entity to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue standard permits companies to either apply the requirements retrospectively to all prior periods presented or apply the requirements in the year of adoption through a modified retrospective approach with a cumulative adjustment. Due to the Company’s emerging growth company status, these new standards will become effective for the Company starting the first quarter of 2019. The Company is in the process of determining the method of adoption and assessing the impact of ASU on the Company’s consolidated financial position, results of operations and cash flows.

2.	In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Recently issued accounting standards (cont.):

This update also requires an entity to disclose the nature of restrictions on its cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU No. 2016-18 will be effective from the first quarter of 2019 and early adoption is permitted.

The Company is currently reviewing this standard to assess the potential impacts on its consolidated financial statements.

3.	In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. guidance will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 and early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU No. 2016-02 will have on its consolidated financial statements.

NOTE 3:-	ACQUISITION

Digiflex Ltd:

On December 3, 2017 (“Transaction Date”), the Company consummated the acquisition of 100% of the shares of Digiflex Ltd (“Digiflex”) and its two wholly-owned subsidiaries: Digiflex Inc. and Digiflex HK Limited in an all-stock transaction. Digiflex was incorporated in Israel in March 2008, it manufactures printing machines, which offers solutions for inkjet print-quality technologies. Digiflex develops a unique bi-component ink, which enables the use of ink-jet technology in various industrial procedures. Digiflex Inc. was incorporated in the United States and is engaged in sales and marketing of the Digiflex’s products. Digiflex HK Limited was incorporated in Hong-Kong and is inactive since inception. The Company issued 6,560,471 shares and 198,788 stock options to Digiflex former shareholders and option holders. Upon closing, the Company was owned 25% by the pre closing Digiflex shareholders and option holders and 75% by the pre closing shareholders and option holders of Company on a fully diluted basis as defied in the agreement.

In addition, as part of the purchase agreement, Digiflex former shareholders’ also invested $200 thousand in Digiflex prior to the transaction to satisfy some of its liabilities.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	ACQUISITION (Cont.)

Digiflex Ltd (Cont.):

The Company incurred acquisition related costs totaling $75,000 in cash and also granted 675,926 warrants to the Company’s consultants at an exercise price of NIS 0.01 per ordinary share, the fair value of the warrants amounted to $675,926 and were included within acquisition related costs on the statement of operations. The issued 675,926 warrants are exercisable on a cashless basis under certain circumstances. In accordance with ASC 480, as of December 31, 2017, the Company classified the warrants as liabilities in the amount of $675,926.

The main reason for the acquisition is to get the special technologies developed by Digiflex, a special cost efficient printer based on a commercial printing platform, very high accuracy (ten (10) inks in parallel printing) and special polymeric inks.

The Digiflex transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting. The total purchase price was allocated to Digiflex’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible assets and intangible assets was recorded as goodwill. The goodwill is attributable primarily to the fact the technology has been developed and proven in the market, thereby hopefully reducing its risks. The related goodwill and intangible assets are not deductible for tax purposes.

The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Restricted cash	$15,380
Accounts receivable	90,825
Prepaid expenses and other current assets	195,580
Inventory	32,500
Property and equipment	116,884
Short-term bank loan	(80,829)
Trade payable	(486,407)
Employees and payroll accruals	(171,319)
Accrued expenses and other current liabilities	(502,251)
Intangible assets	4,330,311
Goodwill	3,187,417
Total purchase price	$6,728,091

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	ACQUISITION (Cont.)

Intangible assets:

The fair value of intangible assets was based on the market participant approach to valuation, performed by a third party valuation firm using estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the Digiflex acquisition:

	Purchase price	Estimated useful life

Technology	$4,284,315	Ten (10) years
Backlog	45,996	One (1) year

Total amount allocated to intangible assets	$4,330,311

The following unaudited condensed combined pro forma information for the years ended December 31, 2017 and 2016, gives effect to the acquisition of Digiflex as if it had occurred on January 1, 2016. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods.

	Year ended December 31
	2017	2016

Revenues	$471,543	$670,889
Net loss	4,669,232	4,206,916

Basic and diluted net loss per share	$0.31	$0.31

NOTE 4:-	OTHER CURRENT ASSETS

	December 31,
	2017	2016

Government authorities	$50,169	$70,332
Grants from the Authority	-	56,514
Other	5,129	7,051

	$55,298	$133,897

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost:
Computers	$9,060	$43,964
Equipment	634,203	661,051
Office furniture	23,260	14,394
Leasehold improvements	75,841	23,458

	742,364	742,867

Accumulated depreciation:	310,592	341,875

Property and equipment, net	$431,772	$400,992

Depreciation expenses for the years ended December 31, 2017, 2016 and 2015 were $88,289, $55,212 and $50,826, respectively.

NOTE 6:-	INTANGIBLE ASSETS, NET

	December 31,
	2017	2016
Cost:
Technology	$4,284,315	$-
Backlog	45,996	-

	4,330,311	-

Accumulated amortization:	37,694	-

Intangible assets, net	$4,292,617	$-

Amortization expenses for the years ended December 31, 2017, 2016 and 2015 were $37,694, $0 and $0, respectively.

NOTE 7:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2017	2016

Provision for professional fees	$572,875	$254,430
Government authorities	132,612	-
Grants received in advance	107,162	299,421
Provision for legal claims	74,612	40,000
Other	137,900	20,332

	$1,025,161	$614,183

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING

a.	In February and March 2016, the Company issued convertible bridge financing notes (the “Additional Notes”) with an aggregate principal amount of $206,000. Each Additional Note may be converted at the choice of the holder into the same class of securities offered by the Company in its next equity financing transaction completed within six months after the issuance date of such note, or, if no such transaction is completed within such six month period, the notes will be converted into units at a price of $1.50 per unit.

The Additional Notes accrue interest at a rate of 6% per year. No interest shall accrue if the principal sum is converted pursuant to the terms of the Additional Note as stated above.

Upon the issuance by the Company of ordinary shares in July 2016, the Additional Notes were converted into 274,667 ordinary shares based on a conversion price of $0.75 per share. The Company determined that the Additional Notes contained a beneficial conversion feature. In accordance with the accounting guidance on convertible instruments, the beneficial conversion feature of $74,160 was recognized as additional interest expense during the year ended December 31, 2016 when the Additional Notes were converted into ordinary shares.

b.	On March 22, 2017, the Company received a loan for a principal amount of $162,000 from a lender according to a promissory note executed between the parties. In connection with the loan, commitment fees in the total amount of $12,000 were deducted from the consideration received. The loan bears an interest rate of 12% annually, which must be repaid in five (5) equal monthly installments, commencing on May 31, 2017 and ending on September 30, 2017, subject to any early repayment in accordance with the terms set forth in the promissory note. In addition, pursuant to the loan agreement, the lender received a five-year warrant to purchase 50,000 ordinary shares, at an exercise price of $1.50 per share. The warrants are exercisable on a cashless basis under certain circumstances. In accordance with ASC 480, the Company classified the warrants as liabilities in the amount of $24,573 (the Company used the following assumptions: 0% dividend yield, 71% expected volatility, 2.12% risk free rate and 4.22 expected life in years). As of December 31, 2017 the fair value of the warrants amounted to $22,998. $150,000 out of the loan and accrued interest was repaid prior to December 31, 2017 while the unpaid portion of the loan and accrued interest aggregating $25,510 was repaid on January 2, 2018, and is presented within the short term loans on the balance sheet.

c.	In August 2017, the Company entered into several Securities Purchase Agreements with new investors and additional existing shareholders, whereby the Company issued and sold to such holders senior secured convertible notes in an aggregate principal amount of $905,555 in consideration for an aggregate subscription amount of $774,400 net of issuance costs of $40,600 and five-year warrants to purchase 33,332 ordinary shares, at an exercise price of $1.20 and additional five-year warrants to purchase 33,332 ordinary shares, at an exercise price of $1.00 that were granted as additional issuance costs. The warrants are exercisable on a cashless basis under certain circumstances. In accordance with ASC 480, warrants in the amount of $37,592 (the Company used the following assumptions: 0% dividend yield, 69% expected volatility,2.16% risk free rate and 4.63 expected life in years) were recorded as a liability. As of December 31, 2017, the fair value of the warrants amounted to $36,582.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

As part of the secured convertible notes, the Company also issued a five-year warrant to purchase 905,555 ordinary shares, at an exercise price of $1.20 per share. Those warrants are exercisable on a cashless basis under certain circumstances. In accordance with ASC 480, warrants in the amount of $492,034 (the Company used the following assumptions: 0% dividend yield, 69% expected volatility, 2.16% risk free rate and 4.64 expected life in years) were recorded as a liability. As of December 31, 2017, the fair value of the warrants amounted to $478,642.

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. The notes mature after 14-24 months and may be converted into shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00, but it was adjusted in January 2018 to $0.50 pursuant to the terms of the notes. In February 2018, $10,313 of the convertible notes were converted into 20,626 shares and, in April 2018, $26,025 of the convertible notes were converted into 52,050 shares. In April 2018, $8,889 of the convertible notes were converted into 17,778 shares. The Company may require mandatory conversion of the notes in certain circumstances and pay the convertible note in cash upon event of fundamental transaction and change of control transaction as described in the convertible note agreement.

The term of the warrants is for five (5) years and the initial exercise price of the warrants was $1.20 per ordinary share, subject to adjustment in accordance with their terms. The notes and the warrants include full ratchet anti-dilution purchase price adjustment rights and other mechanisms for adjustment of the purchase price. As a result, following the issuance of warrants to Jet CU P.C.B. Ltd. (“Jet CU”), a company owned by some of the former investors in Digiflex, at an exercise price of $0.50 per share, the conversion and exercise prices of these notes and warrants was adjusted to $0.50 per share.

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company was engaged in research and development programs with the National Technological Innovation Authority, or the “Authority” (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). The Company is committed to pay royalties to the Authority at the rate of 3.5% of sales of products resulting from research and development partially financed by the Authority. The amount shall not exceed the grant amount received, linked to the dollar, including accrued interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

No grants were received during the three (3) years ended December 31, 2017. During 2017, 2016 and 2015, the Company paid royalties to the Authority in the amount $305, $2,109 and $1,621, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2017, the Company and Nano Size received from the Authority grants in the amount of $1,009,506 (including interest). The Company’s total contingent liability (including interest) with respect to royalty-bearing participation received, net of royalties paid, amounted to $1,359,216 as of December 31, 2017.

Up to December 31, 2017 our new subsidiary, Digiflex, received grants for research and development efforts from the Authority in an aggregate amount of approximately $2.2 million, out of which an amount of approximately $0.5 million was repaid by Digiflex and Jet CU and approximately $1.0 million was repaid to the Authority by Jet CU due to a spinoff Jet CU conducted which was authorized by the Authority and resulted in such payment. The contingent remaining liability was reduced to approximately $0.7 million.

b.	In September 2009, the Company entered into a License Agreement with Ramot - Tel Aviv University (“Ramot”) for a joint research program. The program was approved by the Magneton committee of the Authority. The Magneton program supports cooperative research programs between industry and academia and encourages the transfer of technology from academic institutions to commercial firms. Under the terms of the Magneton program, the Company received from the Authority an aggregate amount of NIS 1,467,683 ($423,329 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017), and no royalties are payable to the Authority with respect to this program. Pursuant to the terms of the License Agreement, the Company was required to fund the research and development of the technology subject to such agreement during the research period (two years starting September 2009) in a total amount of NIS 1,077,000 ($310,643 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). In addition, the Company issued to Ramot warrants to purchase 117,209 ordinary shares. The warrants are exercisable until the occurrence of an exit event, as defined in the agreement, at an exercise price of NIS 0.01 per share.

In return, the Company was required to pay to Tel Aviv University royalties of between 3.4% and 3.9% on all net sales of any product, component, device or material that is used in the preparation of coated substrates meeting certain specifications (“Licensed Film”) and services resulting from the license; and royalties of between 2.4% and 3.0% on all net sales of Licensed Film products and services, and a sublicense fee at a rate of 25% of all sublicense fees the Company receives with respect to the intellectual property developed under such agreement. The royalties and sublicense fees may be creditable against the annual license fee due to Ramot in such calendar year and the following calendar year, in the amount of $20,000 in the three years that follow the research period, $50,000 for the fourth, fifth and sixth years and $75,000 from the seventh year. License fees in the amount of $0, $0 and $20,000 were paid in 2017, 2016 and 2015, respectively. As of December 31, 2017, revenues related to the license agreement had not yet started.

On January 4, 2016, Ramot provided the Company with a notice of termination of the License Agreement due to failure to meet the development milestones. The termination of the agreement was effective on January 4, 2016. No fees were due with respect to 2016.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	On December 15, 2011, the Company signed a research and development agreement with the Israeli Ministry of National Infrastructures, Energy and Water Resources. Pursuant to the agreement, the ministry will fund up to 62.5% of the Company’s expenses related to the approved program up to a maximum amount of NIS 625,000 ($180,271 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017), in exchange for the Company’s agreement to pay royalties of 5% of any revenues generated from the intellectual property generated under the program. The period of the program was 18 months starting January 1, 2012.

No grants were received during the three (3) years ended December 31, 2017. During the years ended December 31, 2017 and 2016, the Company accrued royalties in the amount of $148 and $281, respectively.

As of December 31, 2017, the aggregate contingent liability to the Israeli Ministry of National Infrastructures, Energy and Water Resources amounted to $178,559.

d.	In October 2010, the Company entered into a Convertible Bridge Financing Agreement with Israel Electric Corporation (“IEC”) and, as part of the agreement, the Company committed to pay IEC royalties equal to 2% of the total net sales of the Company’s products and service revenues from the product developed and manufactured through this agreement, up to a cap of NIS 8,000,000 ($2,307,470 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017).

During the years ended December 31, 2017 and 2016, the Company accrued royalties in the amount of $1,558 and $3,577, respectively.

e.	In connection with previously made acquisition of Nano Size, the Company is obligated to pay 3% from future sales and 10% of sublicense fees derived from Nano Size’s intellectual property, until the aggregate consideration amounts to $1,400,000. The consideration included a minimum consideration of $60,000 which was paid during 2011, and will be off set against future royalty payments which will be payable by the Company from sales of products and services.

f.	On March 11, 2013, the Company entered into a Joint Venture Agreement for the establishment of a joint venture in China. The closing conditions in the Joint Venture Agreement have not been met, and the parties resolved to dissolve the joint venture. The Company received from one of the parties to the Joint Venture Agreement, a payment demand for reimbursement of expenses. The Company disputes the claim but has offered to settle the claim, and therefore recorded a provision of $40,000 which represent management’s assessment for such settlement.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

g.	In September 2012, the Company entered into a Know-How License Agreement with Fraunhofer Institute for Ceramic Technologies and Systems IKTS (“IKTS”), pursuant to which the Company purchases from IKTS certain additives. The Company has the right to receive the production file and knowhow to its chosen manufacturer, in consideration for payment to IKTS of royalties of €25 ($30 based on the exchange rate of $1.00 / € 0.83 in effect as of December 31, 2017) per kilogram of the ingredients not manufactured by IKTS. In addition, as of December 31, 2017, the Company is obligated to pay IKTS a minimum annual royalty amount deductible against royalties.

During the year ended December 31, 2017, 2016 and 2015, the Company recorded royalty expenses in the amount of $2,396, $2,202 and $2,177, respectively.

h.	In May 2014, the Company entered into an agreement with XaarJet Limited, or Xaar, a producer of printer heads. Once the first ink (Silver Nano-Particle Ink) is certified by Xaar, the Company will be required to pay Xaar a fee for all certified inks sold for use with Xaar print heads as follows: 2% of the certified ink price until the cumulative value of the fees received by Xaar exceeds £50,000 ($67,567 based on the exchange rate of $1.00 / £ 0.74 in effect as of December 31, 2017), and thereafter, 1% of the certified ink price. Once the cumulative value of the fees received by Xaar with respect to all products exceeds £1,000,000 ($1,351,351 based on the exchange rate of $1.00 / £ 0.74 in effect as of December 31, 2017), the Company and Xaar have agreed to review the percentage payable in the light of the prevailing business conditions. As of December 31, 2017, no such sales commenced.

i.	The first development consortium, DIMAP, was founded in October 2015 to develop novel ink materials and processes for 3D polyjet printing. The Company’s main partners in this project are Stratasys (Israel), Profactor (Austria), Borealis (Austria) and Phillips (Netherlands). The Company have been granted a budget from DIMAP of €259,600 (approximately $312,771 based on the exchange rate of $1.00 / 0.83 in effect as of December 31, 2017) to develop these ink materials and processes. The grants received up to December 31, 2017 aggregated to €220,656 (approximately $265,851 based on the exchange rate of $1.00 / 0.83 in effect as of December 31, 2017). This project is expected to be completed in late 2018.

j.	Our other development consortium, HIPERLAM, which started in November 2016, is aiming to develop novel ink materials and processes for LIFT printing technology. The Company’s main partners in this project are Orbotech (Israel), TNO (Netherlands) and Oxford Lasers Ltd. (U.K.). the Company have been granted a budget by HIPERLAM of €260,713 (approximately $ 329,452 based on the exchange rate of $1.00 / € 0.83 in effect as of December 31, 2017). The Company received the entire grant up to December 31, 2017. This project is expected to be completed in late 2019.

k.	A Eureka project has been approved for Digiflex – SINTERINK. The budget approved was NIS 2,019,291 ($582,432 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) - 40% grant, twelve (12) months. The goal of the project is to develop the Digiflex printer for conductive printing (laser and NIR), and optimized inks for laser sintering. The project is with other partners in the field of laser technologies, namely, Forth, Eulambia and Vector, all based in Greece. No grants received as of December 31, 2017 or the date of this report.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

l.	The Manunet project has been approved for the Company – DIGIMAN. The budget approved was NIS 1,052,217 ($303,495 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) - 60% grant, twelve 12 months. The goal of the project is to develop digitally printed sensors. The project is expected to be performed with certain partners (but we are waiting for approval by the German grant entity to start), namely, Chemnitz University (Germany), National Research Nuclear University (Russia) , MEPHI (Russia), IKTS (Germany), VIA (Germany) and CPC (Israel). No grants received as of December 31, 2017 or the date of this report.

m.

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

n.

The Company currently lease, through Nano Size, approximately 5,300 square feet of space in Migdal Ha’Emek, Israel for its principal offices and manufacturing facilities at a monthly cost of approximately NIS 10,030 ($2,893 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). The lease has been renewed and expires on June 30, 2019.

Additionally, Digiflex currently lease approximately 2,900 square feet of space at 6 Yad Haruzim, Kfar Saba, Israel for its principal office and laboratory at a monthly cost of approximately NIS 12,500 ($3,605 based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017). The lease agreement expires on January 31, 2021.

As of December 31, 2017, the future minimum aggregate office space commitment under non-cancelable agreements are as follows:

As of ended December 31,	Office space

2018	$77,981
2019	60,623
2020	43,265
2021	3,605
$185,474

NOTE 10:-	TAXES ON INCOME

a.	Tax rates:

Taxable income is subject to the Israeli corporate tax at the rate as follows: 2017 – 24%, 2016 - 25% and 2015 - 26.5%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2018 and 2017 Budget Years), which reduces the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

b.	Net operating losses carryforwards:

As of December 31, 2017, the Company and its Israeli subsidiaries has accumulated losses for tax purposes in the amount of $33 million which may be carried forward and offset against taxable income for an indefinite period.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:-	TAXES ON INCOME (Cont.)

c.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2017, 2016 and 2015, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

d.	Tax assessments:

Tax reports filed by the Company and its Israeli subsidiaries through the year ended December 31, 2011 are considered final.

e.	Deferred taxes on income:

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2017	2016
Deferred tax assets
Operating loss carryforward	$7,687,141	$2,767,407
Temporary differences	275,807	150,883

Total deferred tax assets	7,962,948	2,918,290

Valuation allowance	(7,962,948)	(2,918,290)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2017 primarily relates to the operating loss derived from Digiflex for which a full valuation allowance was recorded. The change in corporate income tax rate decreased valuation allowance (Refer to note 10a). In assessing the likelihood that deferred tax assets will be realized, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards are deductible.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2017	2016	2015

Loss before tax benefit	$(2,843,905)	$(1,621,400)	$(1,773,655)

Statutory tax rate	24%	25%	26.5%

Income tax benefit	682,537	405,350	470,019
Effect of:
Losses and timing differences for which valuation allowance was provided, net	(474,700)	(347,128)	(463,890)
Foreign exchange differences (*)	-	-	(10,104)
Non-deductible expenses and other permanent differences	(159,580)	(27,055)	(482)
Other	(48,257)	(31,167)	4,457

Income tax expense recognized in profit or loss	$-	$-	$-

(*)	Results for tax purposes are measured under measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985, in terms of earnings in NIS. As explained in Note 2b, the financial statements are measured in U.S. dollars. The NIS/dollar exchange rate variance during the year caused a difference between taxable income and the income before taxes shown in the consolidated financial statements. In accordance with ASC 740-10-25-3(F), the Company has not provided deferred income taxes in respect of the difference between the functional currency and the tax bases of assets and liabilities.

NOTE 11:-	SHARE CAPITAL

a.	Issuance of ordinary shares:

1.	On July 9, 2015, the Company entered into a Standby Equity Distribution Agreement (the “SEDA”) with a new investor, pursuant to which the Company may, at its election and sole discretion, issue and sell to the investor, from time to time ordinary shares as provided in the SEDA. The maximum investment amount is $3,000,000 at a price per share equal to 95% of the lowest daily volume weighted average price of the ordinary shares for the five consecutive trading days following the election date. The Company’s ability to issue shares under the SEDA is subject to, among other things, the qualification of the ordinary shares on the OTCQB and the filing and effectiveness of a registration statement registering for resale the ordinary shares issuable to the investor under the SEDA. Pursuant to the terms of the SEDA, the Company agreed to pay a structuring and due diligence fee in an amount equal to $15,000 and a commitment fee in an aggregate amount of $150,000 which was paid by the issuance of 100,000 ordinary shares on March 15, 2017. In addition, pursuant to the SEDA, the investor purchased in October 2015 100,000 units, at a purchase price of $1.50 per unit. Each unit consists of (i) one ordinary share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per share.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

a.	Issuance of ordinary shares (cont.):

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

In accordance with ASC 815, as of December 31, 2017 and 2016, warrants in the amount of $87,560 and $135,762 (the Company used the following assumptions: 0% dividend yield, 64.12% and 75.8% expected volatility, 1.95% and 1.61% risk free rate, and 2.62 and 3.63 expected life in years, respectively) were recorded as liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net.

2.	Between January and October 2016, as part of the Private Placement, the Company issued 374,001 units at a price of $1.50 per unit. Each unit consists of (i) one ordinary share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per share. The Company received aggregate net proceeds of $561,000 from the sale of such units, net of issuance costs of $9,709. The warrants may be redeemed by their holders, without the control of the Company, upon the occurrence of certain fundamental transactions such as “change in control” as defined in the warrant agreement. The warrants are exercisable on a cashless basis under certain circumstances.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

a.	Issuance of ordinary shares (cont.):

In accordance with ASC 815, warrants in the amount of $183,260 (the Company used the following assumptions: 0% dividend yield, 68.11% expected volatility, 1.14% risk free rate and 5 expected life in years) were recorded as liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As of December 31, 2017, the fair value of the warrants amounted to $144,931.

3.	On July 7, 2016, the board approved an internal equity investment round in an aggregate amount of up to $900,000 at a price per Ordinary Share of $0.75, to be raised from existing shareholders. The investment round resulted in the issuance of 860,000 Ordinary Shares in consideration for an aggregate investment amount of $645,000.

In connection with the conversion of the Additional Notes, as discussed in note 8a, the Company issued 274,667 Ordinary Shares in July 2016.

4.	In February 2017, the Company issued 53,333 units at a price of $1.50 per unit. Each unit consists of (i) one ordinary share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per share. The Company received aggregate net proceeds of $80,000 from the sale of such units. The warrants may be redeemed by their holders, without the control of the Company, upon the occurrence of certain fundamental transactions such as “change in control” as defined in the warrant agreement. The warrants are exercisable on a cashless basis under certain circumstances.

In accordance with ASC 815, warrants in the amount of $26,296 (the Company used the following assumptions: 0% dividend yield, 71.39% expected volatility, 2.10% risk free rate and 4.1 expected life in years) were recorded as a liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As of December 31, 2017, the fair value of the warrants amounted to $24,344.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

a.	Issuance of ordinary shares (cont.):

5.

During 2017 the Company issued 60,000 restricted shares and 50,000 ordinary shares under several consulting agreements. The value of the shares of $110,810 was recognized as expense over the service period.

According to agreement additional 60,000 restricted shares were to be issued in August 2017 but were issued in January 2018, the proportional share of the service in the amount of $50,000 was recorded as expense against additional paid in capital.

6.	In December 2017 the Company issued 75,000 restricted ordinary shares to service provider of the Company. 37,500 shares vested immediately, the remaining shares shall vest during 2018 every 60 days according to the vesting schedule set forth in the agreements. The value of the vested shares of $37,500 was recognized as expense over the service period.

7.	In December 2017 the Company issued 6,560,471 to the former owners of Digiflex as part of the merger agreement, refer to Note 3.

8.

In addition, the Company issued to new investor and some of the former owners of Digiflex 333,333 units at a price of $1.50 per unit. Each unit consists of (i) one ordinary share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per share. The Company received aggregate net proceeds of $500,000 from the sale of such units. In accordance with ASC 815, warrants in the amount of $165,685 (the Company used the following assumptions: 0% dividend yield, 68.59% expected volatility, 2.19% risk free rate and 4.92 expected life in years) were recorded as a liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As the occurrence of certain fundamental transactions defined in the warrant agreement that may lead to liquidation are not expected to occur, the Company included the warrants within long-term liabilities. As of December 31, 2017, the fair value of the warrants amounted to $162,624.

9.

On December 27, 2017, the Company entered into a Share Purchase Agreement with Jet CU as supplemented by that certain Supplement to Share Purchase Agreement dated January 3, 2018, pursuant to which the Company received aggregate gross proceeds of $992,615 from Jet CU in exchange for 992,615 Ordinary Shares and 300,000 warrants to purchase 300,000 Ordinary Shares at an exercise price of $0.50 per share. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until January 3, 2023.

Out of the total amount, $600,000 was received in December 2017 and was recorded as receipt on account of shares and warrants with long term liabilities on the balance sheet.

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

The total number of shares available for future grants as of December 31, 2017 was 193,802.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

c.	Stock option plan (cont.):

A summary of the Company’s stock option activities and related information for the year ended December 31, 2017, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic-value

Outstanding at the beginning of the year	836,514	$0.63
Granted*	688,288	$1.09
Options forfeited	(95,089)	$0.92

Outstanding at the end of the year	1,429,713	$0.83	$6.29	$240,986

Exercisable as of December 31	913,617	$0.78	$5.89	$197,977

(*)	Include 198,788 options that were granted in connection with the Digiflex acquisition, refer to Note 3 for additional information.

The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2017 have been classified into exercise prices as follows:

	Outstanding		Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
*	230,425	5.4	230,425	5.4
0.45	63,097	2.7	63,097	2.7
0.92	937,403	6.6	421,307	6.1
*	37,924	3.3	37,924	3.3
0.03	102,096	9.8	102,096	9.8
0.34	8,020	6.1	8,020	6.1
4.72	1,068	4.2	1,068	4.2
5.05	2,769	4.2	2,769	4.2
5.73	37,623	4.3	37,623	4.3
6.23	9,648	7	9,648	7
	1,429,713		913,617

(*)	Represents an amount lower than $0.01.

As of December 31, 2017, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $319,955 and is expected to be recognized over a weighted average period of 1.43 years.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

d.	Stock based compensation amounted to $136,134, $52,389 and $8,788 in 2017, 2016 and 2015, respectively, and were recorded as follows:

	Year Ended December 31,
	2017*	2016	2015

Cost of revenues	$-	$(99)	$107
Research and Development	17,956	8,828	2,597
Sales and Marketing	9,747	7,220	839
General and Administrative	108,431	36,440	5,245

	$136,134	$52,389	$8,788

*	On November 19, 2017 the Company provided an additional exercise period for a few employees. Such modification resulted in recording an additional $54,598 stock based compensation. Such amount is presented within the 2017 stock based compensation

e.	The Company’s outstanding warrants classified as equity as of December 31, 2017 are as follows:

Issuance date	Outstanding	Exercise price	Exercisable through
2009	117,209	(***)	Exit event
2013	59,384	$0.92	2023
2013	8,182	$0.92	(*)
2014	51,096	$1.50	(*)
2016	7,832	$1.50	(**)
2016	333	$0.75	(**)

	244,036

(*)	The earlier of: 5 years from the issuance date or the consummation of Initial Public Offering (“IPO”) or Merger and Acquisition (“M&A”) Transaction.

(**)	The earlier of: 2 years from the issuance date or the consummation of IPO or M&A Transaction

(***)	Represents an amount lower than $0.01

All warrants are exercisable to ordinary shares. The exercise price of the warrants and the number of shares issuable thereunder is subject to standard anti-dilution features, including dividends, stock splits, combinations and reclassifications of the Company’s capital stock. In accordance with ASC 815, “Derivatives and Hedging”, the warrants were classified as equity instruments.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	Warrants presented at fair value

The Company’s outstanding warrants classified as a liability as of December 31, 2017 are as follows:

Outstanding	Exercise price		Issuance year	Exercisable through	Fair value

1,016,668	$1.50		2014	2019	$210,576	(****)
743,372	$1.50		2014	2019	154,041	(****)
120,000	$0.92	(*)	2014	(**)	37,155	(****)
296,813	$1.50		2015	2020	87,560	Refer to Note 11a1
374,001	$1.50		2016	2021	144,930	Refer to Note 11a2
905,555	$1.20		2017	2022	478,642	Refer to Note 8e
333,333	$1.50		2017	2022	162,624	Refer to Note 11a8
53,333	$1.50		2017	2022	24,344	Refer to Note 11a4
50,000	$1.50		2017	2022	22,998	Refer to Note 8b
33,332	$1.20		2017	2022	17,598	Refer to Note 8c
33,332	$1.00		2017	2022	18,984	Refer to Note 8c
675,926	(***)		2017	2022	675,926	Refer to Note 3

4,635,665					$2,035,378

(*)	Subject to changes as describe in the agreement.
(**)	M&A or qualified IPO as described in the agreement.
(***)	Less than $0.01.
(****)	Issued in connection with 2014 financing rounds.

NOTE 12:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2017	2016	2015

Financial income:
Change in fair value of warrants and capital note presented at fair value	$(491,884)	$(25,936)	$(19,278)

Financial expenses:
Interest and accretion back in connection with convertible loans	282,015	-	-
Beneficial conversion feature related to bridge financing notes	-	74,160	-
Foreign exchange loss, net	127,328	17,982	8,111
Other	18,763	14,430	10,073

	$(63,778)	$80,636	$(1,094)

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:-	ADDITIONAL INFORMATION TO THE STATEMENTS OF OPERATIONS

Geographic information:

Revenues reported in the financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Year ended December 31,
	2017	2016	2015

Israel	$28,058	$18,903	$9,632
Germany	5,169	16,040	9,350
France	782	7,126	8,681
Holland	7,082	4,936	1,740
Austria	633	1,135	14,967
United states	21,105	16,935	11,395
Other	19,047	13,006	12,567

	$88,691	$78,081	$68,332

All of the Company’s long-lived assets are located in Israel.

NOTE 14:-	SUBSEQUENT EVENTS

a.	On March 8, 2018, the Company entered into a Share Purchase Agreement with Jet CU, pursuant to which Jet CU provided the Company with a convertible loan in an aggregate principal amount of $150,000 and received from the Company warrants to purchase 400,000 Ordinary Shares at an exercise price of $0.50 per share. The loan amount bears interest of 5% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until March 8, 2023. Jet CU may receive warrants to purchase an additional 200,000 Ordinary Shares at an exercise price of $0.50 per share, if the price of share by the end of December 2018 is lower than $1.00.

b.	On May 8, 2018, the Company entered into a Share Purchase Agreement with Slobel NV, pursuant to which Slobel provided us with a convertible loan in an aggregate principal amount of $170,000 and received from the Company warrants to purchase 170,000 Ordinary Shares at an exercise price of $0.50 per share. The loan includes a 10% original issue discount and bears interest of 6% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until May 7, 2023.

- - - - - - - - - - - - - -