Form 20-F
period 2018-12-31
PV Nano Cell, Ltd.
filed 2019-05-15
CIK 1627480

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act; ordinary shares, nominal value NIS 0.01 per share

Indicate the number of outstanding ordinary shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,491,948 ordinary shares, nominal value NIS 0.01 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

ABOUT THIS ANNUAL REPORT

All references to “we”, “us”, “our”, “the Company”, “PV Nano”, “our company” and “our Company”, in this Annual Report on Form 20-F, or our annual report, are to P.V. Nano Cell Ltd., unless the context otherwise requires. All references to “Group” in this annual report on Form 20-F, are to the Company and its direct and indirect subsidiaries, unless the context otherwise requires. All references to “shares”, “ordinary shares” or “our ordinary shares” are to our ordinary shares, NIS 0.01  (approximately $0.002) nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is in the U.S. dollar. In this annual report on Form 20-F, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars. Unless stated otherwise, the conversion rate between US$ to NIS used in this annual report on Form 20-F is 3.748, the conversion rate of Bank Israel as of December 31, 2018.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve risks and uncertainties. All statements other than statements of historical facts contained in this annual report on Form 20-F are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

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

Any forward-looking statements in this annual report on Form 20-F reflect our current views with respect to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Item 3 D. ― Risk Factors” and elsewhere in this annual report on Form 20-F. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This annual report on Form 20-F also contains estimates, projections, and other information concerning our industry, our business, and the markets for our products, including data regarding the estimated size of those markets. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources.

iii

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A. Selected Financial Data.

SELECTED FINANCIAL DATA

The following consolidated statements of operations data for the year ended December 31, 2018, 2017 and 2016, and the consolidated balance sheet data as of December 31, 2018 and 2017, is derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F on Form 20-F. These audited consolidated financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data for years ended December 31, 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014, is derived from our previously published audited consolidated financial statements not included in this Form 20-F. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

US $	Year ended December 31,
Consolidated Statement of Operations Data:	2018	2017	2016	2015	2014
Revenues	$460,739	$88,691	$67,678	$60,740	$41,953
Other income	-	-	10,403	7,592	15,898
Total Revenues	460,739	88,691	78,081	68,332	57,851
Cost of Revenues	388,265	94,238	78,622	69,051	79,215
Amortization of intangible assets	470,773	37,694	-	-	-
Gross loss	398,299	43,241	541	719	21,364
Research and development, net	775,643	404,891	632,826	720,997	959,746
Sales and marketing	550,008	480,963	336,287	245,756	136,770
General and administrative	1,297,711	1,227,632	571,110	807,277	809,927
Goodwill impairment	161,381	-	-	-	-
Acquisition related costs	-	750,956	-	-	-
Total operating expenses	2,784,743	2,864,442	1,540,223	1,774,030	1,906,443
Operating loss	3,183,042	2,907,683	1,540,764	1,774,749	1,927,807
Financial (income) expenses, net	(1,210,484)	(63,778)	80,636	(1,094)	236,561
Net loss	$1,972,558	$2,843,905	$1,621,400	$1,773,655	$2,164,368

Deemed dividend	$-	$-	$-	$-	$1,842,061
Net loss	$1,972,558	$2,843,905	$1,621,400	$1,773,655	$4,006,429

Basic and diluted net loss per ordinary share	$0.09	$0.19	$0.12	$0.14	$1.24

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	23,142,850	15,249,948	13,704,673	12,745,710	3,222,644

US $	December 31,
Consolidated Balance Sheet Data:	2018	2017	2016	2015	2014
Current assets	$478,753	$703,211	$335,798	$226,717	$816,099
Non-current assets	7,148,582	7,911,806	400,992	217,794	226,546
Total assets	7,627,335	8,615,017	736,790	444,511	1,042,645
Total liabilities	4,924,186	5,812,297	2,641,009	2,100,092	1,231,823
Total stockholders’ equity (deficit)	$2,703,149	$2,802,720	$(1,904,219)	$(1,655,581)	$(189,178)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Financial Position and Capital Requirements

We have a relatively limited operating history on which to assess our business, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future.

We have a limited operating history. We have incurred net losses since our inception in 2009, including a net loss of approximately $2.0 million for the year ended on December 31, 2018 and an accumulated deficit of approximately $17.1 million as of December 31, 2018. To date, we have financed our operations primarily through the issuance of equity instruments as well as through government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to generate significant revenues via commercialization of our products or technologies. We do not know whether or when we will become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

We generated relatively limited revenues, which are not presently sufficient to sustain our operations. Our total revenues generated from sales were $460,739, $88,691 and $67,678 for the years ended December 31, 2018, 2017 and 2016, respectively. We have incurred net losses since our inception in 2009, including a net loss of approximately $2.0 million for the year ended December 31, 2018. As of December 31, 2018, and as of the date of this annual report on Form 20-F we had limited cash resources.

Our history of net losses has raised substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2018 with respect to this uncertainty. We believe that we will need to raise significant additional funds before we have significant cash flow from operations. Accordingly, our ability to continue as a going concern will require us to seek alternative financing to fund our operations. The substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

We will need significant additional capital, which we may be unable to obtain.

As of December 31, 2018, we had cash reserves of $144,948. As of April 30, 2019, we had sufficient cash to fund operations for approximately two (2) months if we do not raise additional capital. We will need to raise additional capital to continue our operations beyond such period, or earlier if we change our current strategy or operating plan. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments are likely to be dilutive to existing shareholders. Furthermore, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including finder fees, investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Risks Related to Our Business

We have generated only minimal revenue from product sales and may never be profitable.

We have generated only minimal revenue in the past, from limited sales of our Sicrys™ inks. The contribution of our subsidiary Digiflex Ltd. or Digiflex, to our revenues for the year ended December 31, 2018 was limited to the sale of inks, foils and maintenance of the 45 printers sold since inception. Our ability to generate revenue and achieve profitability depends on our ability to successfully commercialize our Sicrys™ inks, Digiflex printers for the conducive market and future products and technologies. Our ability to generate revenues will also depend on (i) our ability to modify and bring to market Digiflex printers so we will be able to serve the electronics market and to use our Sicrys™ inks; and (ii) our ability to adapt Digiflex’s inks and/or develop additional inks to allow for the printing of full printed circuit boards, embedded passive components or PCBs. There is no assurance that we will be successful in any of these endeavors.

Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	obtaining market acceptance of our products and technologies;

●	implementing our Complete Solution Approach or End-to-End Approach;

●	expanding our distribution channels, including our ability to enter into cooperation arrangements with printer manufacturers to be able to supply Printers to our potential customers;

●	ramping up our production capabilities if and when our sales volume increases;

●	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how;

●	identifying, assessing, acquiring and/or developing new products and technologies;

●	addressing any competing technological and market developments; and

●	attracting, hiring, and retaining qualified personnel.

If our conductive inks and Digiflex printers fail to achieve and sustain sufficient market acceptance or if market penetration occurs more slowly than expected, our future revenues will be adversely affected.

Our success depends, in large part, on our ability to gain market acceptance of our Sicrys™ inks and Digiflex printers as a reliable and cost-saving alternative to existing production technologies. Compared to some competing technologies, our nano-metric conductive ink technology is relatively new, and most potential customers have limited knowledge of, or experience with, our conductive inks, may have substantial investments and know-how related to their existing printing technologies, and may perceive risks relating to the reliability, quality, usefulness and profitability of adopting our conductive inks when compared to other production technologies available in the market. Our potential customers may also need to devote significant time and effort to testing and validating our technology prior to its adoption. Any failure of our technology to meet our potential customer benchmarks could result in customers choosing to retain their existing technology or to purchase technologies other than ours. If we fail to achieve market acceptance of our conductive inks or if market penetration is slower than expected, then our opportunities to grow our revenues and reach profitability will be severely limited. In addition, our success depends on our ability to implement our Complete Solution Approach or End-to-End Approach (providing customers with the whole system of printers, process and inks), and gain market acceptance of Digiflex printers. There is no assurance that we will succeed in any of the foregoing.

Our ink products may not be compatible with all commercially available printers and printer heads.

Printer heads generally require compatible inks. An ink may be incompatible for use with a particular printer head for a number of reasons, including, without limitations, because the chemicals used in the ink are not compatible with the materials used in the manufacture of the printer head or because the physical properties of the ink (e.g., viscosity, surface tension, etc.) are not compatible with the printer head. As a result, there can be no assurance that our inks will be compatible with a sufficient number of printer heads, to support wide scale sales of our inks for digital inkjet printing. Although we have successfully certified our ink with several manufacturers of commercially available printers and printer heads and we are in the process of certifying our ink products with additional manufacturers, if we are unable to certify our ink products with a sufficient number of such manufacturers our ability to widely market our ink products and to gain market penetration will be impaired and we may be unable to generate additional revenues.

Given our limited resources, there is no assurance that we will be able to enter into additional contracts or comply with our existing contracts.

We became a party to one commercial contract with a leading printer manufacturer to supply commercial quantities of dispersions and inks. See “Item 4.B. Business Overview—Research and Development Agreements, License Agreements and Material Contracts—Memorandum of Understanding with Dip-Tech Ltd.” There is no assurance that we will successfully enter into additional contracts. In addition, there is no assurance that we will be able to produce and supply all the ink required to satisfy all orders under our current or future supply contracts.

We currently have minimal marketing and sales capabilities. If we are unable to establish significant sales and marketing capabilities or enter into agreements with third parties to market and sell our products, we may be unable to generate significant revenue.

We have limited experience and capabilities in selling and marketing our conductive inks and our marketing and sales efforts are currently being led primarily by our chief executive officer and chief business development officer. In order to successfully commercialize our Sicrys™ inks or any other products, we will need to either further develop these capabilities on our own or by collaboration with third party distributors and sales agents with established sales and marketing operations and industry experience. There can be no assurance that we will be able to enter into agreements with such third-party distribution and sales agents agreements on terms acceptable to us, or at all, or that such distributors or sales agents will be successful in marketing our inks. If we are not successful entering into such agreement our results of operation may be adversely affected.

Our ability to grow our business successfully depends, among other things, on our ability to develop and implement our production and operating infrastructure in a way that would effectively support our growth in our target markets.

We manufacture our inks at our Migdal Ha’Emek facilities. We currently have capacity to produce an estimated two (2) tons of ink per year (three shifts work) and intend to upgrade our facilities (capital cost estimated at $500,000) to increase production capacity to 20 tons per year, if and when demand for our inks is projected to surpass our production capabilities.

Our future success requires among others that we have adequate capacity in our manufacturing facilities to manufacture the quantities of products to support our current sales level and the anticipated increased levels that may result from our growth. There can be no assurance as to the timing or our ability to achieve planned, needed, or desired manufacturing capacity levels. We believe that the capacity of our current manufacturing facilities is sufficient to meet anticipated demand for our products through mid-end of 2019. If the demand for our conductive inks does not increase, we may have significant excess manufacturing capacity and under-absorption of our fixed costs, which could in turn adversely affect our gross margins. In the event that demand for our inks outgrows our internal manufacturing capacity, we intend to engage third-party manufacturers to produce additional inks. There can be no assurance that we will be able to enter into agreements with such manufacturers on terms acceptable to us, or at all, or that, once contracted, such manufacturers will perform as expected. If we are not successful entering into such agreement our results of operation may be adversely affected.

We are subject to a multitude of manufacturing risks, any of which could substantially increase our costs and limit supply of our products and technologies.

We currently only have one operating manufacturing line. The process of manufacturing our products and technologies is complex and subject to several risks and uncertainties, including but not limited to availability and prices of the raw materials (including silver in particular) necessary for production of our inks, and any major malfunctions in our manufacturing line. Any adverse developments affecting manufacturing operations for our products and technologies may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of our products and technologies. We may also have to take inventory write-offs and incur other charges and expenses for products and technologies that fail to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

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

We face competition in the markets in which we operate and the possibility that our competitors may develop products that are similar to, more advanced than, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our products and technologies.

We are currently aware of various existing products in the market and in development that may compete with our products and technologies, directly and indirectly. To our knowledge, other companies are currently developing and selling silver-based inkjet inks for printed electronics, or PE digital electronic inkjet printing applications.

We are aware of several companies seeking to develop copper-based inks for printing, however, to our knowledge, none of our competitors has copper-based low viscosity inks in mass production and at a commercially viable price and quantity to be used in digital printing, and some are using copper oxide as a precursor in their inks instead of copper. Copper precursors are less effective for thick patterns and high throughput. To our knowledge, we are the only company offering as much as a 50% copper inkjet low viscosity ink, although we are not yet in mass production. As, to our knowledge, no one has proven our strategy to be effective, there is no assurance that we will be successful and the utilization of 50% copper inkjet ink may not prevail.

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

Although we intend to focus a substantial amount of our research and development efforts on the continued development and commercialization of our existing products and technologies, the success of our business also depends upon our ability to identify, license, or discover additional products and technologies. Given our limited resources it would be difficult to license or otherwise begin development of additional products. Our research programs or licensing efforts may fail to yield additional products and technologies for development for a number of reasons, including but not limited to the following:

●	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential products and technologies;

●	we may not be able or willing to assemble sufficient resources to acquire or discover additional products and technologies;

●	products and technologies we develop may be covered by third parties’ patents or other exclusive rights;

●	our products and technologies may not succeed in testing;

●	our potential products and technologies may have characteristics that make them unmarketable;

●	competitors may develop alternatives that render our products and technologies obsolete or less attractive;

●	the market for a product may change during our program so that such a product becomes unreasonable to continue to develop;

●	a product may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	our products and technologies may not succeed in testing.

If any of these events occurs, we may be forced to abandon our development efforts for a program or programs, or we may not be able to identify, license, or discover additional products and technologies, which would have a material adverse effect on our business. Research programs to identify new products and technologies require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or products and technologies that ultimately prove to be unsuccessful.

International expansion of our business exposes us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of Israel.

Our headquarters are located in Israel and we have an active subsidiary in the United States. Nevertheless, our business strategy incorporates potentially significant international expansion. Doing business internationally involves a number of risks, including but not limited to:

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

There is no scientific agreement on the health effects of nanomaterials, but some scientists believe that, in some cases, nanomaterials may be hazardous to an individual’s health or the environment. The science of nanotechnology is based on arranging atoms in such a way as to modify or build materials. Depending on the nanomaterials used, the resulting material may not be found in nature; therefore, the effects are unknown. Our technologies are based on nanometals that are, at most times, dispersed in a liquid minimizing the exposures risks. Moreover, once the metal particles have been printed and sintered they are no longer nanometals, therefore lowering exposure risks. Although, we take appropriate precautions for employees working with our materials and believe that any health risks related to the nanometals used in potential products can be minimized, we cannot assure that such precautions will be effective. Future research in the field of nanomaterials, in general, on health and environmental issues may have an adverse effect on products using our technology.

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

We are highly dependent on Dr. Fernando de la Vega, our co-founder, chief executive officer and chairman of our board of directors, and the loss of his services without proper replacements would adversely impact the achievement of our objectives. Under the terms of his services agreement with us, Dr. de la Vega may cease providing services to us at any time by providing 30 days’ prior written notice. Recruiting and retaining another chief executive officer and other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous high-tech companies for individuals with similar skill sets. The inability to recruit and retain qualified personnel, or the loss of the services of Dr. de la Vega without proper replacement, may impede the progress of our research, development, and commercialization objectives.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws, regulations and permitting requirements mainly in Israel, including those governing the emission and discharge of hazardous materials into ground, air or water; the generation, storage, use, management and disposal of hazardous waste; the registration of chemicals and in the future also import and export of chemicals; the cleanup of contaminated sites; and the health and safety of our employees. We expect to be subject to similar regulations in any other jurisdictions in which we may establish manufacturing operations in the future. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. If we violate or fail to comply with these laws, regulations, licenses or permits, we could be fined or otherwise sanctioned by regulators. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

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

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries, as well related to our novel technologies and products that are important to our business. The silver ink-related patent applications have been granted in the United States, China, Japan and Russia and are pending in a number of additional countries. The applications for copper ink-related patents has been granted in the United States and are pending in a number of countries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the high-technology industries, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products and technologies. As the conductive ink industry expands and more patents are issued, the risk increases that our products and technologies may be subject to claims of infringement of the patent rights of third parties. We have never conducted a freedom to operate study.

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

We may become subject to claims of intellectual property infringement by third parties or may be required to indemnify our distributors or other third parties against such claims, which, regardless of their merit, could result in litigation, distract our management and materially adversely affect our business, results of operations or financial condition.

We have in the past and may in the future become subject to third-party claims that assert that our solutions, services and intellectual property infringe, misappropriate or otherwise violate third-party intellectual property or other proprietary rights.

Intellectual property disputes can be costly and disruptive to our business operations by diverting the attention and energies of management and key technical personnel, and by increasing our costs of doing business. Even if a claim is not directly against us, our agreements with distributors generally require us to indemnify them against losses from claims that our products infringe third-party intellectual property rights and entitle us to assume the defense of any claim as part of the indemnification undertaking. Our assumption of the defense of such a claim may result in similar costs, disruption and diversion of management attention to that of a claim that is asserted directly against us. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights could harm our intellectual property rights and the value of any related technology or limit our ability to execute our business.

Adverse outcomes in intellectual property disputes could:

●	require us to redesign our technology or force us to enter into costly settlement or license agreements on terms that are unfavorable to us;

●	prevent us from manufacturing, importing, using, or selling some or all of our solutions;

●	disrupt our operations or the markets in which we compete;

●	impose costly damage awards;

●	require us to indemnify our distributors and customers; and

●	require us to pay royalties.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

All of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee proprietary rights. The Patent Law also provides under Section 134 that if there is no agreement between an employer and an employee as to whether the employee is entitled to consideration for service inventions, and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine these issues. Section 135 of the Patent law provides criteria for assisting the Committee in making its decisions. According to case law handed down by the Committee, an employee’s right to receive consideration for service inventions is a personal right and is entirely separate from the proprietary rights in such invention. Therefore, this right must be explicitly waived by the employee. A decision handed down in May 2014 by the Committee clarifies that the right to receive consideration under Section 134 can be waived and that such waiver can be made orally, in writing or by behavior like any other contract. The Committee will examine, on a case by case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions should be declared as void being a depriving provision in a standard contract. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

We may not be successful in obtaining or maintaining necessary rights to our products and technologies through intellectual property rights in-licenses.

We currently have rights to the intellectual property, through licenses from third parties and under patents that we own, to develop our products and technologies. Because our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to in-license, or use these proprietary rights. In addition, our products and technologies may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our products and technologies. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater development and commercialization capabilities.

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

Our executive offices are located in Migdal Ha’Emek, Israel. In addition, following the acquisition of Digiflex, we have an additional office in Kfar Saba, Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries and militia groups. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Certain of these conflicts involved missile strikes against civilian targets in various parts of Israel, including the city in which our headquarters are located as well as areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Recently, Israel was involved in a military operation against Hamas militants in Gaza. In connection with this operation, Israel called up a large number of reservists to active duty. Furthermore, Hamas militants in Gaza have fired thousands of rockets at Israel, including Tel Aviv, Israel’s main financial center. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Israel also faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas. There is current unrest in Egypt and a civil war in Syria, both of which are neighboring countries to Israel.

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

We have received grants from the Israel Innovation Authority, IIA or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS), for research and development programs and intend to apply for further grants in the future. In order to maintain our eligibility for these grants, we must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations and guidelines promulgated thereunder, or the Innovation Law. Under the terms of the grants under the Innovation Law also generally requires that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless a prior written approval is received from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required) and additional payments are required to be made to the IIA. It should be noted, that this does not restrict the export of products that incorporate the funded know-how. As of the date of this annual report on Form 20-F, we have not sought to obtain such approvals, as we do not have immediate plans to manufacture outside of Israel. We may not receive the required approvals for any transfer of manufacturing activities, if such transfer will be contemplated in the future. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to 300% of some or all of the grant amounts requiring repayment plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

Additionally, under the Innovation Law, we are prohibited from transferring, including by way of license, the Authority financed technologies and related intellectual property rights and knowhow outside of the State of Israel, except under limited circumstances and only with the approval of the Authority Research Committee. As of the date of this annual report on Form 20-F, we have not sought to obtain such approvals, as we do not have immediate plans to transfer the Authority financed technologies and related intellectual property rights and knowhow outside of Israel. We may not receive the required approvals for any proposed transfer, if any, and even if received, we may be required to pay the Authority a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest. The scope of the support received, the royalties that we have already paid to the Authority, the amount of time that has elapsed between the date on which the knowhow or the related intellectual property rights were transferred and the date on which the Authority grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the Authority. Approval of the transfer of technology to residents of the State of Israel is required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of knowhow and the obligation to pay royalties. No assurance can be made that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to sell our technology assets or to perform or outsource manufacturing outside of Israel, engage in change of control transactions or otherwise transfer our knowhow outside of Israel and may require us to obtain the approval of the Authority for certain actions and transactions and pay additional royalties and other amounts to the Authority. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Innovation Law, requires a written notice to the Authority, and such non-Israeli “interested party” will be required to execute an undertaking to the Authority to abide with the provisions of the Innovation Law.

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. If we fail to satisfy the conditions of the Innovation Law, we may be required to refund certain grants previously received together with interest and penalties, and may become subject to criminal charges.

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

Exchange rate fluctuations between the U.S. dollar and the NIS currencies may negatively affect our earnings.

We incur expenses both in U.S. dollars and NIS, but our consolidated financial statements are denominated in U.S. dollars. As a result, we are exposed to the risks that the New Israeli Shekel may appreciate relative to the U.S. dollar, or, if the New Israeli Shekel instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the New Israeli Shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the New Israeli Shekel against the U.S. dollar.

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

On September 24, 2015, we held a general meeting of shareholders at which our shareholders approved, among other things, an amendment to the provisions of our Articles of Association applicable to the election of directors to provide for a board of directors consisting of no less than three (3) and no more than seven (7) directors, with all directors (other than the external directors, whose appointment is required under the Companies Law, as described below) divided into three (3) classes with staggered three-year terms with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. This provision may make it more difficult for our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, may limit the price that investors may be willing to pay in the future for our ordinary shares, and may make it more difficult for a potential acquiror to effect a change of control of our Company or may deter potential acquirors from seeking to effect a change of control. On November 29, 2018, we held a general meeting of shareholders at which our shareholders approved, among other things, an amendment to the provisions of our Articles of Association applicable to the election of directors to provide for GTRIMG Investments Ltd., or GTRIMG, to designate one non-voting observer to the board of directors, or the Observer. The Observer is entitled to attend and participate in all meetings of the board of directors in a non-voting, observer capacity. Subject to limitations, the Observer is entitled to receive notice of, to attend and to receive copies of any documentation distributed to the directors before, during or after, all meetings of the board of directors at the same time such notice or material is provided or delivered to members of the board of directors. In addition, in the event that and conditioned upon the conversion of the loan amount or the investment of at least US $2,000,000, GTRIMG shall be entitled to appoint one director for election to our board of directors. Such director shall serve as the chairman of the board of directors, provided that such nominee has the required qualifications under applicable laws including the stock exchange rules then applicable to us.

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

We have not yet elected to be treated as a preferred enterprise for Israeli tax purposes, a designation which would allow us to receive certain tax benefits, since we are still not at a stage where we have to pay tax due to carry forward losses. Once we are liable for tax payments, we may be entitled to reduced tax rates and other tax benefits. See “Item 10 E. — Taxation — Law for the Encouragement of Capital Investments, 5719-1959”. If these tax benefits were reduced or eliminated or if we no longer comply with the various pre-conditions required, the amount of taxes that we pay would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this annual report on Form 20-F located in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. Our Chief Executive Officer and all of our directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws, reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

Risks Related to Our Securities

Our U.S. investors may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. We have not determined whether we have been a PFIC for 2017 or any previous year, or whether we will be a PFIC in any future year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor, as defined in “Item 10 E. ― Taxation — Certain Material U.S. Federal Income Tax Considerations”, owns ordinary shares, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of share sales. A “qualified electing fund” election may alleviate some of the adverse consequences of PFIC status; however, we do not intend to provide the information necessary for U.S. Investors to make qualified electing fund elections if we are classified as a PFIC. See “Item 10 E. — Taxation — Certain Material U.S. Federal Income Tax Considerations.”

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

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. Furthermore, our payment of dividends (out of tax-exempt income) may retroactively subject us to certain Israeli corporate income taxes, to which we would not otherwise be subject.

Our directors, executive officers and controlling persons as a group have significant voting power and may take actions that may not be in the best interest of shareholders.

Our directors (including shareholders’ they represent, as applicable), executive officers and controlling persons as a group beneficially owned approximately 34% of our ordinary shares as of December 31, 2018. As a result, they will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, due to their share ownership, our executive officers and controlling persons could dictate the management of our business and affairs. Further, if GTRIMG, exercises all its rights under the convertible securities it holds, it will hold approximately 54.8% of our share capital on a fully diluted basis (such rate was calculated based on the assumption that GTRIMG will convert all its loans and exercise all its warrants at a conversion and exercise price of $0.17, such price may be different based on the calculation mechanism agreed in convertible securities agreement, See “Item 5.B. Liquidity and Capital Resources” for additional information). This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our ordinary shares, if a public market further develops for such securities, because investors may perceive disadvantages in owning stock in a company with controlling affiliated shareholders.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

We are subject to the requirements to file periodic and annual reports under Section 15(d) of the Exchange Act, and are otherwise subject to laws applicable to public reporting companies in the United States. As a public reporting company, we incur significant legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act, as amended, and the rules and regulations of the SEC thereunder, have imposed various requirements on public companies. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and will make some activities more time consuming and costly.

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

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under a recent amendment to the regulations promulgated under the Companies Law, as an Israeli public company listed overseas we are required to disclose the compensation of our five (5) most highly compensated officers on an individual basis (rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas prior to such amendment), this disclosure is not as extensive as that required of U.S. domestic reporting companies. We also have four (4) months and an automatic extension of 15 days after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

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

Furthermore, we issued a significant number of warrants to an investor, which, if exercised, will have a material dilutive effect on our share capital. For more information see “Item 7 A. — Major Shareholders”.

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

There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, new regulations promulgated by the SEC and rules promulgated by the national securities exchanges. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Our directors and executive officers could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified directors and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, we could be subject to liability under applicable laws or our reputation may be harmed.

ITEM 4. Information on the Company

A. History and development of the company

P.V. Nano Cell Ltd. was incorporated in Israel on June 24, 2009 as a private limited liability company, organized under the laws of State of Israel. In September 2015, we successfully filed our Registration Statement on Form F-1 in the United States. We have two (2) wholly owned subsidiaries, Nano Size Ltd., or Nano Size, a private company organized under the laws of the state of Israel which we acquired on December 31, 2009, and Digiflex, which we acquired on December 3, 2017.

Our Registration Statement on Form F-1 was declared effective by the SEC on September 30, 2015, and a FINRA-registered market maker subsequently filed an application on Form 211 with FINRA to quote the ordinary shares on the OTCQB. On March 31, 2016, the application on Form 211 with FINRA to make a market in our ordinary shares was approved by FINRA, and on December 15, 2016, and quotation of our ordinary shares began on the OTCQB under the ticker symbol “PVNNF”.

Our principal offices are located at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102. Our telephone number is (972) 4-654-6881. Our website address is www.pvnanocell.com. This website address is included in this annual report on Form 20-F as an inactive textual reference only. The information and other content appearing on our website are not part of this annual report on Form 20-F. The Company does not have a registered agent in the United States.

B. Business Overview

We are a conductive ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive inks for digital conductive printing applications (mainly inkjet and aerosol printing technologies). We have developed the Sicrys™ family of single crystal nano-metric conductive inks, which we believe enables a significantly less costly and less wasteful alternative to current screen printing and, in some cases, photolithography etching processes for photovoltaic (PV) and printed electronics (PE) applications. Our main strategy includes providing a “Complete Solution” or “End-to-End Solution” approach to our costumer, meaning we provide the printing equipment, process and inks as a package. In some cases we subsidize the printer, thus implementing a razor blade model). We also adapt our basic inks to specific customer requirements. We began low volume sales of our Sicrys™ silver-based inks for PV and PE applications in 2010 and are in the process of seeking to expand our sales efforts to include sales of Sicrys™ inks for a wider range of PE applications, including for the printing of windshields in automotive applications, circuit boards, mobile phone antennas, 3D printed electronic devices, radio-frequency identification chips, sensors and touchscreens, among other digitally printed electronics. We have also developed what we believe is the first available commercially viable copper-based nano-metric ink for mass-production of printed electronics. We believe that copper inks represent a significant improvement over silver-based inks given copper’s significantly lower cost and nearly identical electrical and conductive properties. We began low volume sales of our copper-based ink for printed electronics applications in the second half of 2014. During 2018, we significantly increased the sale of our Sicrys™ inks.

Background

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

The total addressable worldwide market is more specifically projected as set forth below:

Field	Market in 2023 (US$ billion)		Comment
PCB	80.1	(1)	The complete PCB (both conductive & dielectric ink)
Internet of Things	4.2	(2)	Ink Only
PV Photovoltaic cells
Capacitors (passive component)	22.3	(3)
Resistors (passive component)	5.7 in 2020	(4)	Assumed at approximately 50% of Capacitor market size
Conductive 3D printing	1.7 in 2027		Assumed 7% is conductive

(1)	The global PCB market is expected to reach an estimated $80.1 billion by 2023, with a compounded annual growth rate (“CAGR”) of 3.3% from 2018 to 2023.

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

According to a research published on October 2018 by the Transparency Market Research, the global conductive inks market was $2.34 billion in 2016 and the estimation is that such market will increase up to US$ 4.27 billion by 2025.

(3)	According to a 2013 and 2015 report by Lucintel and Global Industry Analysts, the global capacitor industry is estimated to reach $20.2 billion in total revenue by 2018, with a CAGR of 2.5% over the next five years. Competition is high in the industry because there are a large number of players and low product differentiation. We believe the industry will trend to and favor companies that focus on advancement in paper capacitors and modifications to aluminum electrolytic capacitors. “Growth Opportunities in the Global Capacitor Market”, published in January 2013; “Global Industry Analysts, Inc.”, published in October 2015.

(4)	According to the 2015 and 2018 press releases by Global Industry Analysts and Research Markets, global electronic resistor market will reach $5.7 billion by 2020. This massive growth in the use and applications of 3D Printers is encouraging growth in the market for 3D printing materials. Detailed forecasts, using information from interviews with 90 key players in the industry and disclosed financial information, estimate key materials are expected to have a total market of over $24 billion by 2027. “Global Industry Analysts, Inc.” press release, published April 10, 2015; “Research and Markets” press release published on January 30, 2018 (GLOBE NEWSWIRE).

We have also checked some of the main markets referenced above data to address market changes, if any. According to Lucintel LLC, the PCB market is stable and is currently estimated at approximately $32.9 billion and the passive components market (capacitors and resistors) is currently estimated at approximately $32.9 billion.

Merkle & Sears Market Report 2017 “Global Conductive Inks Market Analysis”

We believe that the current printing methods have inherent limitations when implemented in flexible electronics, 3D (three dimensional) electronics and in customized and small-scale printing. Furthermore, these processes currently utilize expensive inks and produce toxic byproducts which must be disposed of, which increases overall production costs. We believe that a significant market opportunity exists for inks, such as ours, that enable digital inkjet conductive printing, enabling printing on flexible substrates, three-dimensional printing and customized and small-scale printing at a lower price.

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

Most modern solar cells are made from either crystalline silicon or thin-film semiconductor material. Crystalline silicon cells are more efficient at converting sunlight to electricity, but generally have higher manufacturing costs. Thin-film materials are typically less efficient at converting sunlight into electricity, but can be cheaper to manufacture.

A key part of the PV crystalline silicon cell manufacturing process is the metallization of the cell – i.e., laying down metal electrodes to collect the electricity generated by the cell when exposed to sunlight. Typically, the metallization process is completed by the application of a silver paste to the front side and aluminum-silver pastes on the rear side of the cell using a screen-printing process. This process is one of the main bottlenecks to reducing the costs of the cells and the cost of electricity produced by the cells due to: high usage of metal (expensive silver), loss of paste in the process (some paste stays in the screens), cell breakage in the printing process (contact printing), wide printed patterns (higher shading of cells, less surface exposed to the light) and limited electrical properties of the pastes. As a result, “grid parity” – a term used to refer to the ability to produce electricity through an alternative energy source (such as solar cells) at a cost that is equal to or lower than the price of purchasing power from the electricity grid – remains elusive and many solar PV systems rely on government subsidies and grants in order to lower the costs of production and approach grid parity.

In 2018, the market for solar power generated by PV arrays worldwide was approximately at 100 GW (GW is the method in which the market is measured), worldwide and is expected to further increase in 2019.

Although silver demand for photovoltaic applications is hard to estimate as markets and technologies are constantly changing, the leading new PV cells needs only one-fifth or less as much silver as a decade before. The silver now used in new PV cells costs just less than five (5) cents at current prices. For current technologies, including ours, silver accounts for 15%-25% of the total manufacturing cost of PV panels, therefore it is a main focus in cost reduction. Additional non silver based metallization technologies are been implemented in the industry (copper based mainly).

We believe that changes to our industry since 2011, which includes steep price reductions of cells and modules, including steep reductions in silicon pricing (driven in large part by Chinese policies, which may be unsustainable in the long term), and technological improvements such as increased efficiency and reduction in silver usage, have brought the PV industry closer to the goal of achieving grid parity, thereby spurring greater interest in technologies that can further reduce costs. Given that metallization costs continue to be the highest cost element of PV cell production (primarily due to the high cost of silver), many have focused on cost-cutting efforts to improve efficiencies and reducing costs in the metallization process.

We believe that a significant market opportunity exists for a non-contact metallization solution that is significantly cheaper than the traditional screen printing process, does not break silicon cells, allows for thinner PV cell wafers (thus reducing silicon costs, which we believe to be a major obstacle to the wider proliferation of solar cell technologies), increases the active area of the cell by printing narrower conductors, and yields better electrical performance than screen-printed conductors. We believe that the market for inks to be used in inkjet printing for PV applications is a small subset of the market for silver pastes and inks in PV cell production generally, as described above. We further believe that such market has a potential to grow over time given the benefits of inkjet printers and the benefits of our silver and copper based Sycris™ inks, which, among others, apply to a range of printer devices, and present a lower cost and simpler operating procedures when compared to photolithography processes commonly used. See “ITEM 4 B. — Business Overview ― Our Solutions — Printed Electronics”.

The vast majority of the present crystalline silicon solar cells are made with silver conductors and are not compatible with copper metal. There are a few companies developing copper-based solutions (e.g. Sunpower, Sunpreme and others). We are planning to continue to develop copper-based inkjet solutions for these solar cells types.

The Market

The analog printed electronics market is estimated over $65 billion, aiming to exceed $75 billion by 2022. The analog process is very complicated, environmentally unfriendly, and inefficient as it contains many production steps, and is capex expensive and limited in its performance.

Digitally printing electronics present many advantages over the traditional analog method, including:

●	It is an additive process, no etching, or dangerous waste are involved or generated;

●	No need to prepare masks and fixtures (Time to Part measured in hours as opposed to days);

●	Single machine will produce the final PCB (today the part is transferred between more than 10 different production machines);

●	Shorten time to product;

●	Digital process will allow printing of passive components (resistors & capacitors) embedded in the layers ($75 billion addressable market excluding the sale of inks to print embedded passive components);

a.	Free mounting area on the outer surfaces (will allow minimizing the surface area and thickness).

b.	Saving component mounting costs and complexity.

●	Shows narrower line and gap capabilities (will allow minimizing the surface area, thickness and production of denser circuitry);

●	The digital process will allow any electrical connections between the different layers – easier design;

●	Digital additive manufacturing processes are less sensitive to substrates types; and

●	Additional flexibility in product designed allowed, such as different metal thicknesses in same layer, embedded passive components printed in layers, customization of electronics and more.

While there are quite a few companies that have silver conductive inks (which are not compatible with mass production processes), there are very few companies offering copper nano particle dispersions, which, to our knowledge, are not inks. The Company offers silver and copper-based inks.

As of December 31, 2018, the silver metal was approximately 84 times more expensive than copper metal which may eventually allow us to price copper inks at 2-3 times lower than silver inks and easily compete with analog conductive inks and processes.

Product Development

We offer and sell several conductive inks based on either silver or copper. Inks are sold through our web site as well as directly to customers or through distributors. Our operations team is well-trained for prompt delivery at a consistently high quality. To date, although we have had limited sales, we have not had any product returns.

Our Research and Development, or R&D, team’s efforts are focused on three main goals:

1.	Continuous improvement and ink optimization (technical customer support):

a.	Adapting the inks to the different available printers in the market;

b.	Developing inks for new applications; and

c.	Reducing the sintering temperature, or the process that physically connects between the nano metal particles to produce a continuous conductive layer.

2.	Development of the Digiflex Integrated Prototype Design and R&D Printer (Digiflex printer adapted for the electronic field) in three main steps using the same frame and infrastructure:

a.	Integrated Prototype, design and R&D printers for one conductive layer;

b.	Integrated Prototype, design and R&D printer for one conductive layer and embedded passive components; and

c.	Integrated Prototype, design and R&D printers for full multi-layer PCB including embedded passive components, and inter layer connectors.

This printer is intended to include all the necessary elements to print electronics in the same tool. These capabilities include the capability to print up to ten inks in parallel with very high accuracy, sintering, drying, and inspection capabilities at an affordable price.

3.	Develop full PCB printing capability:

a.	R&D with respect to conductive inks already developed so that can be produced in commercially required quantities.

b.	Finalize inks development:

i.	Dielectric inks (Nonconductive inks to print insulator layers);

ii.	Resistor inks (Less conductive inks to print resistor embedded components);

iii.	Capacitor inks (Nonconductive inks to print capacitors embedded components); and

iv.	Conductive ink (New formulated inks to print vias, which are the electronic connections between PCB layers).

c.	Materialize the printing process.

Our Solutions

Printed Electronics

We currently offer silver-based Sicrys™ inks and our newly developed copper-based Sicrys™ for use in the production of PE utilizing inkjet printers. We believe that inkjet production of PE utilizing our Sicrys™ inks results in the following benefits relative to traditional screen printing and photolithography processes:

●	Significant cost reductions, as we estimate that we will be able to market our copper-based inks at 30% to 50% of the price of inks currently used in screen printing and photolithography processes;

●	Applications for flexible and customized electronics and three-dimensional (3D) printed device manufacturing, due to digital (non-contact) printing and the lower sintering temperatures required for nano-based inks;

●	Lower overall cost and simpler processes (e.g., estimated 50% reduction in costs for printing displays when compared to photolithography processes), thus potentially supporting customized and small batch printing;

●	Significant reductions in the generation of hazardous waste byproducts;

●	Implementation of additive production processes as opposed to the etching process commonly used today (for example for production of printed circuit boards by digital printing);

●	Implementation of additive digital printing processes that will enable additional new design and production capabilities, e.g. print embedded passive components in the layers of PCB (resistors, capacitors and coils);

●	Replace wet chemistry processes to make electronic devices (for example replace the LDS production process to make 3D mobile phone antennas by a digital printing process); and

●	We are currently involved in projects in the fields of mobile phones (antennas and touch screens), one-layer PCB and printed electronics, solar cells, semiconductor packaging and 3D printed, in which our Sicrys™ inks are been used.

Photovoltaic Cell Metallization

Our Sicrys™ family of inks are low viscosity, nano-particle inks optimized for inkjet printing. We believe that PV cell metallization via inkjet printing utilizing our Sicrys™ inks results in the following benefits relative to traditional screen-printing processes:

●	Immediate cost savings of around 15%, due to substantially lower metallization costs and increased cell efficiency;

●	Potential future cost savings due to the ability to utilize thinner wafers for PV cells, thus reducing silicon costs and potentially further increasing cell efficiency;

●	A more efficient printing process without breakage of PV cells (estimated to occur at a rate of 0.15% to 5% in traditional screen-printing processes) and without the need to regularly replace printing screens;

●	Enhanced performance due to improved conductive properties enabling printing of contact lines that are significantly thinner than the lines that can be produced with screen printing; and

●	Our copper inks should be investigated to penetrate the new technologies (heterojunction cells based on copper metallization).

Our Strategy

Our goal is to become a leading producer of conductive inks for digital electronic printing applications. Our strategy is to concentrate our efforts on mass production applications opportunities by selling inks to be used in mass production printers with high throughputs and high consumption of inks per year. We are currently striving to apply our “Complete Solution” or “End-to-End” Approach, in which we will supply our customers with equipment, process and inks for their applications. We intend to provide a service to customers by not only selling inks, but also securing equipment suitable for implementation in their production lines, including Digiflex printers, and by working with them to develop the production processes suitable to the relevant applications and their needs (including printing strategy, printing temperature, sintering temperatures and time).

To date, we have generated limited sales and market our products primarily online presence and printed electronics exhibitions. However, we are also working on supplying conductive dispersions and inks based on our nano metal particles (Sicrys™) that may yield additional sales.

A significant amount of our expenditures will be used to implement our “Complete Solution Approach” for mass production processes. We aim to install several systems in 2019 and hope to experience significantly growth in the next few years. We believe that each such printer will consume at least 400 kg of ink per year. We also consider different business models to allow us to quickly and efficiently implement the “Complete Solution Approach”.

In addition, we are continuing our efforts to:

●	Develop materials and technologies to fully print multi-layer PCBs. We have recently demonstrated the feasibility to print one layer one side PCBs. We have also demonstrated that we can print the inner layers in multi-layer PCBs. Printing the inner layers has the potential to reduce costs and hazardous waste levels. We have installed the first beta printer at a customer site in Israel, which we are currently debugging and we are working with the customer developing its printed products. The customer is developing its product on the printer and has started to sale small volume of printed products.

●	Develop a network of third-party distributors and sales agents. We are presently searching for suitable distributors and sales agents, and have commenced negotiations with potential sales agents.

●	Increase market awareness of our products and technologies. We are attempting to raise our profile in the relevant markets, as well as raise awareness of our product and technology offerings, by attending conferences, exhibitions and trade shows. In November 2015, we received the award for “Best Innovative Material From 3D Printing” from IDTech, and in January 2016, we were named as one of the 100 companies to follow in the cleantech field by the Global Cleantech Group.

●	Have our inks qualified and recommended for use with inkjet printers and printer heads produced by leading manufacturers in the industry. FujiFilm Dimatix Inc. (an affiliate of FujiFilm) has qualified our inks and informed us that it recommended our inks to certain of its customers. M-Solv (a United Kingdom company) has tested our inks for high throughput long term printing and provided a positive report.

●	Partner with leading digital inkjet manufacturers to supply PE and PV potential customers our “Complete Solution Approach.” We are in discussions with printer manufacturers, to seek to develop a “Complete Solution Approach” which bundles a suitable printer together with the appropriate process and inks (taking into account quality, through put, pricing and other similar considerations), thereby providing our customers a complete solution for implementing a digital conductive printing technology into their production processes.

●	We are currently developing a “Complete Solution Approach” (printer, ink and process) to print the conductors on touch screens. We have aligned in this process a customer (Germany) and an inkjet printer manufacturer (Germany). Samples have been provided to the customer.

●	We are currently investing substantial efforts with several potential customers (worldwide) to implement the digital printing technology in their processes. We are qualifying the inks and printing samples for their qualification process.

●	Develop copper based digital printing inks for solar cells applications. We are working to develop a copper ink and process (printing and sintering) which will be compatible with HJT type solar cells. This printing process would replace the wet plating chemistry used today to build the conductive patterns.

We have several development consortiums in the framework of the European Horizon 2020, an R&D support program in Europe, which provides grants for research and development, including to companies in Israel which are a part of the organization. The grants will be used to expand our knowhow and network through research and development that we commit to, the costs of which will be reimbursed in part by European Horizon 2020. Two consortiums have been approved and are active (HIPERLAM and DigiMan) while several others are waiting for the grant approvals.

HIPERLAM, which started in November 2016, is aiming to develop novel ink materials and processes for LIFT printing technology. Our main partners in this project are Orbotech (Israel), TNO (Netherlands) and Oxford Lasers Ltd. (U.K.). We have been granted a total budget by HIPERLAM of €492,457 (approximately $566,043 based on the exchange rate of $1.00 / €0.87 in effect as of December 31, 2018), such amount include €57,936 (approximately $66,593 based on the exchange rate of $1.00 / €0.87 in effect as of December 31, 2018), which represent a down payment for the last portion of the project and therefore was deferred as of December 31, 2018. This project is estimated to be completed in late 2019

The DigiMan project commenced its activities in December 2018. PVN approved budget for the first year (The project is expected to last two years) is NIS 1,052,217 (approximately $280,741) (60% grant, twelve (12) months). The goal of the project is to develop digitally printed sensors. The partners in this project are commercial companies and research entities in Israel, Germany and Russia. Namely, Chemnitz University (Germany), National Research Nuclear University (Russia), MEPHI (Russia), IKTS (Germany), Kerafol Keramische Folien (Germany) and CPC (Israel). No grants received as of December 31, 2018 or the date of this annual report on Form 20-F.

Additional project have been approved for financing in 2018, by third parties, and are expected to commence in 2019:

●

An Eureka project has been approved for Digiflex – SINTERINK. The budget approved was NIS 2,019,291 (approximately $538,765) (40% grant, twelve (12) months. The goal of the project is to develop the Digiflex printer for conductive printing (laser and NIR), and optimized inks for laser sintering. The project is with other partners in the field of laser technologies, namely, Forth, Eulambia and Vector, all based in Greece. No grants received as of December 31, 2018 or the date of this annual report on Form 20-F.

Competition

The digital electronic printing and inkjet conductive ink manufacturing industries are extremely competitive. We are currently aware of various existing products in the market and in development that may compete with our products and technologies. To our knowledge, more than twenty other companies are currently developing silver-based inkjet inks for PE digital electronic inkjet printing applications. Some of these companies already sell conductive inkjet inks for PE applications. Of those, to our knowledge, no other company claims to have metallization inkjet inks for silicon nitride-based PV applications. We are aware of at least eight companies seeking to develop copper-based inks for inkjet printing, including NovaCentrix Corp, Hitachi Chemical Co. Ltd., IntrinsiQ Materials Ltd., Cuprochimique NV, Promethean Particles Ltd., Copprint Technologies Ltd., Printcb Ltd and Nanotec Electronic U.S. Inc. However, to our knowledge none of our competitors has copper based low viscosity inks compatible with digital printing in mass production and at a commercially viable price and quantity.

We believe that a number of other companies and entities, that we are not completely familiar with, claim to be able to supply nano silver particles, dispersions or inks. These include, but not limited to:

Applied Nanotech, Inc.	PCHem Associates Inc.
BASF SE	Harima Chemicals Group, Inc.
NCC Nano, LLC dba NovaCentrix	Clariant International Ltd.
GENES’INK SA	Poly ink
InkTec Co., Ltd.	Paru Co., Ltd.
Sun Chemical Group Coöperatief U.A.	Dupont
Methode Electronics Inc.	Amepox Ltd.
NanoDimension Inc.	ULVAC Inc.

To our knowledge, our competitors’ inks differ substantially from our inks. We believe that our inks have the following competitive advantages, relative to those currently being sold by our competitors, especially when aiming to print on mass production applications and throughputs:

●	Higher metal load at low viscosities, which results in a more cost-efficient printing process;

●	Higher stability and for a longer period of time (over one year for Sicrys™ at room temperatures as compared to less than six (6) months for our competitors, some of which require their inks to be stored at low temperatures to remain stable for an extended period of time);

●	Copper inks with a similar stability profile as our silver inks (including its chemical stability), which is difficult to achieve due to the low oxidation point for copper, which results in certain of our competitors offering copper oxide inks as opposed to pure copper inks;

●	More robust printing;

●	Proven narrow pattern printing (< 50 µm);

●	Low resistivity. (ρ < 2.5 x bulk. Laser and thermal sintering);

●	Low sintering temperature (< 150 °C);

●	Unique products – Silver environmental resistance, copper and solar cell metallization inks;

●	Lower cost (due to low production costs for the inks and, with respect to our copper inks, the lower cost of copper as compared to silver);

●	Silver inks suitable for solar cells metallization which can show higher efficiency due to enhanced electrical properties after firing the cells (low contact resistance and resistivity);

●	Customizable per wafer type;

●	Compatibility with high throughput industrial printing (high jetting frequencies for long periods of time); and

●	Sicrys™ production process – 2 metric tons/year (soon 20 metric tons/year):

o	Scaled up.

o	Efficient and green process.

o	Low cost equipment & process.

Furthermore, we believe that there is a high barrier to entry for competitors to develop and successfully bring competing inks to market due to the long lead times required to develop particles of an appropriate size to formulate inks compatible with inkjet printing and the difficulty in producing nano-based inks in large-scale quantities. Moreover, in order to be suitable for use in a silicon nitride solar cell metallization process, nano-based inks require the use of additional additives. These additives are not readily commercially available, and we have an exclusive license for these additives from IKTS, which developed them especially for our inks. Pursuant to the license, IKTS has agreed to manufacture for us these ingredients in a limited quantity per year. If we require greater quantities, IKTS has agreed to transfer the production file and knowhow to our chosen manufacturer. We are required to pay royalties of $25 per kg of these ingredients which will not be manufactured by IKTS. In addition, we are obligated to pay a minimum annual royalty amount deductible against royalties due. To date, we have acquired the needed quantities of these ingredients solely from IKTS.

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

System Competition to our Digiflex Printer

To our knowledge, most print producers offer printers that can print one or two prints at a time and do not have the additional capabilities that the Digiflex printers include, such as drying, laser sintering and inspection. We note that one of our competitors, Nano Dimension Ltd (Nasdaq: NNDM), focuses on the 3D PCB prototype market, using silver & Dielectric inks to print at very low speeds. We are not aware as to whether they have announced plans for a mass production solution or printing passive components. Nano Dimension sells conductive ink at a much more expensive price than our price (the inks are a licensed technology from the Hebrew University).

Research and Development Agreements, License Agreements and Material Contracts

We are engaged in R&D programs with the Authority, pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations promulgated thereunder. Under the terms of these programs, we are required to pay to a royalty of 3.5% of sales of products resulting from research and development partially financed by the Authority. However, such royalty obligations will not exceed the grant amount received, as linked to the dollar and including accrued interest at the LIBOR rate. No grants were received during the three (3) years ended December 31, 2018, 2017 and 2016. During the years ended December 31, 2018, 2017 and 2016, we paid the Authority royalties of $2,551, $305 and $2,109, respectively. As of December 31, 2018, we and Nano Size received from the Authority grants in the amount of $1,009,506 (including interest). Our total contingent liability (including interest) with respect to royalty-bearing participation received, net of royalties paid, amounted to $1,394,095 as of December 31, 2018. As of December 31, 2018, our subsidiary, Digiflex, received grants for R&D efforts from the Authority in an aggregate amount of approximately $2.2 million, out of which an amount of approximately $0.5 million was repaid by Digiflex and Jet CU and approximately $1.0 million was repaid to the Authority by Jet CU due to a spinoff Jet CU conducted which was authorized by the Authority. The contingent remaining liability was therefore reduced to approximately $0.7 million.

Memorandum of Understanding with Dip-Tech Ltd and Term Sheet with Large Chemical Pharmaceutical Company.

In February 2018, we entered into a Memorandum of Understanding or MOU with Dip-Tech Ltd. or Dip-Tech (which was acquired by Ferro Corp.), which sets forth the key terms, including the intellectual property rights, of the collaboration between the parties for the development and commercialization of conductive Dip-Tech digital ink for glass digital printers based on our dispersion. The MOU is in effect for a period of twelve (12) months as of the date of its execution, and has been extended for an additional 12 months (automatically). If, within said twelve (12) months, the cooperation is successful, the parties will commence negotiations in regards to the terms of a definitive commercial agreement.

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

Intellectual Property

An important part of our business and product development strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents. Our patent application covering silver single crystal particle inks and dispersions have been granted in China, Russia, Japan and the U.S. We currently have patent applications pending in the European Union, India, Israel, Brazil and South Korea supporting our silver-based inks. We have patent applications based on PCT/IB2015/051536, relating to copper-based ink, filed on March 3, 2015, which have been submitted to national phase and has been granted in the United States. We have an approved joint patent with Ramot for “Conductive Nanowire Films” which Ramot maintains pursuant to the termination settlement of the Magneton Program.

The silver family (granted in the United States (9,556,350), Russia (RU 2593311), China (CN 103282969) and Japan (JP 6067573 & JP 6363138)) main claims are on the concentrated dispersions and inks made of a majority of single crystal Nano silver particles and the method for producing them. The single crystal particles are easy to police. The priority date is December 6, 2010. The silver application has been submitted in Europe, India, Israel, Brazil, South Korea and United Kingdom.

The copper family relates to nano-metric copper formulations and stable dispersions containing single-crystal metallic copper particles, and to the method of producing such formulations and dispersions. It is in national phase in the United Kingdom, Europe, Brazil, India, South Korea, Japan, China, Israel, Russia and the United States. The priority date is March 3, 2015. The patent has been granted in the United States (1/1/2019 number 10,166,602).

In 2013, we submitted a joint patent with Tel Aviv University: Device and process to make transparent conductive coatings based on very high aspect ratio nano-wires, which form on the substrate: US 9,373,515 B2 Conductive Nanowires Films.

Our wholly-owned subsidiary, Nano Size, has been granted several patents in the field of ultrasonic manufacturing of nano materials (7,157,058 (US); 7,504,075 (US); 144638 (IL); 149932 (IL)). We do not believe that these patents are material to our business. We intend to continue to seek patent protection for our products that we may develop in the future.

Digiflex has been granted several patents for inks, primers and primer lamination in the field of graphic arts in several countries, including, but not limited to, the United States, European Union, Canada, China, France, Germany, United Kingdom, Germany, India and Israel. Process for Producing a Photomask on a Photopolymeric Surface; USA 9,513,551 and 12 countries. Process for Dry-coating of Flexographic Surfaces; USA 9,352,544.

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

Marketing and Sales

We currently have a small marketing and sales operation consisting of two full-time employees (Chief Business Development Officer and Inside Sales Manager) In addition, our Chief Executive Officer generally devotes a portion of his efforts to increasing awareness of, and marketing, our products. We are already working with distributors in the United States, South Korea, Japan and China and intend to collaborate with additional third-party distributors and sales agents with established sales and marketing operations and industry experience to market our inks. However, there can be no assurance that we will be able to enter into distribution and/or sales agency agreements on terms acceptable to us or at all, or that such distributors or sales agents will be successful in marketing our inks. We are not currently aiming to expand the Digiflex graphics arts fields, as we transition and integrate its printers into the electronics field. As such we are not yet marketing these printers for the graphic arts field and just have started to market them for the electronics field now.

Seasonality

Our business and operations are generally not affected by seasonal fluctuations or factors.

Raw Materials and Suppliers

We believe that the raw materials that we require to manufacture our inks are readily available in adequate quantities from multiple sources, except that certain additives required to make our inks suitable for use in solar cell metallization processes are not are not readily commercially available, and we have an exclusive license for these additives from IKTS as described above under “—Research and Development Agreements, License Agreements and Material Contracts.” In addition, the manufacturing process for our silver-based inks utilizes a silver salt the price of which is linked to the price of silver. The price of silver is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, speculative activities by commodities traders and others and the political and economic conditions of major silver producing countries throughout the world. See “Item 3 D. — Risk Factors — We are subject to risks resulting from fluctuations in the price of silver.”

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

Government Regulation

We are subject to various environmental, health and safety laws, regulations and permitting requirements, including those governing the emission and discharge of hazardous materials into ground, air or water; noise emissions, the generation, storage, use, management and disposal of hazardous waste; the registration of chemicals and in the future also import and export; the cleanup of contaminated sites; and the health and safety of our employees. Under such laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. The manufacture of our products requires storing or using certain hazardous materials. Pursuant to the Israeli Dangerous Substances Law - 1993, we are required to (and did) obtain a toxin permit from the Ministry of Environmental Protection. Our permit is valid until November 5, 2021.

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

Legal Proceedings

We are neither party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third-party, nor any governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effects on our financial position or profitability, except as set forth below:

On December 31, 2017, a lawsuit against us was filed by Eshed Consulting and Financial Management Ltd., or Eshed. The complaint alleges that the Company owes Eshed a total amount of NIS 120,000 (approximately $32,017) in fees for professional financial services Eshed allegedly provided to the Company. On December 13, 2018, we signed a settlement agreement with Eshed under which we will pay Eshed total of NIS 52,650 (approximately $14,047), such amount was fully paid by us as of the date of this annual report on Form 20-F.

On March 11, 2018, a lawsuit captioned Reinhold Cohn & Co. vs. (1) Digiflex Ltd., and (2) P.V. Nano Cell Ltd., Claim No. 21766-03-18, was filed in the Magistrate Court in Kfar Saba in Israel. The complaint alleges that the Company owes Reinhold Cohn NIS 80,298 (approximately $21,424) in fees for various services involving the protection of the Company’s intellectual property rights by way of registration of patents worldwide, including in the United States, Canada and Europe. In June 2018, we settled this claim for a total of NIS 82,798 (approximately $22,091), which were paid in nine (9) monthly installments commencing June 2018.

On March 11, 2018, a lawsuit captioned I.T.S Industrial Technologic Ltd. vs. (1) Digiflex Ltd., and (2) Dan Vilenski., Claim No. 512833740, was filed in the Magistrate Court in Rishon Letzion in Israel. We settled this claim for a total of NIS 400,000 (approximately $106,724) to be paid in 12 monthly installments commencing April 2019.

C. Organizational structure

We have two (2) wholly owned subsidiaries, Nano Size Ltd., or Nano Size, a private company organized under the laws of the state of Israel which we acquired on December 31, 2009, and Digiflex, which we acquired on December 3, 2017. Additionally, we indirectly own, through Digiflex, two (2) subsidiaries of Digiflex, one in the USA (Digiflex Inc.) and one in Hong Kong, Digiflex HK Limited, which as of the date of this annual report on Form 20-F is in the process of dissolution.

D. Property, plants and equipment

Our principal offices and manufacturing facilities are located at 8 Hamasger Street, Migdal Ha’Emek, Israel, where our subsidiary (Nano Size, Ltd.) lease an approximately 7,300 square feet facility. The current lease agreement (which was amended in February 2018 to include additional space) expires on June 30, 2019 (with, at Nano size’s sole discretion, a right to extend the lease period for an additional three years, subject to customary conditions).

Additionally, we lease approximately 2,900 square feet of space at 6 Yad Haruzim, Kfar Saba, Israel. This facility houses the Digiflex principal office and laboratory. The current lease agreement expires on January 31, 2021.

We currently own production equipment, housed in our Migdal Ha’Emek facilities, capable of producing up to two (2) tons of ink per year. We intend to upgrade our facilities (at an estimated cost of $500,000) to increase production capacity to 20 tons per year, if and when demand for our inks is projected to surpass our production capabilities.

ITEM 4A. Unresolved Staff Comments.

Not applicable.

ITEM 5. Operating and Financial Review and Prospects.

A. Operating results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Item 3 A. — Selected Financial Data” above and our consolidated financial statements and related notes that appear elsewhere in this annual report on Form 20-F. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly in the sections titled “Item 3 D. — Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a conductive ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive inks for digital conductive printing applications (mainly inkjet and aerosol printing technologies). We have developed the Sicrys™ family of single crystal nano-metric conductive inks, which we believe enables a significantly less costly and less wasteful alternative to current screen printing and, in some cases, photolithography etching processes for photovoltaic (PV) and printed electronics (PE) applications. Our main strategy includes providing a “complete solution” to our costumer, meaning we provide the printing equipment, process and inks as a package. In some cases we subsidize the printer, thus implementing a razor blade model). We also adapt our basic inks to specific customer requirements. We began low volume sales of our Sicrys™ silver-based inks for PV and PE applications in 2010 and are in the process of seeking to expand our sales efforts to include sales of Sicrys™ inks for a wider range of PE applications, including for the printing of windshields in automotive applications, circuit boards, mobile phone antennas, 3D printed electronic devices, radio-frequency identification chips, sensors and touchscreens, among other digitally printed electronics. We have also developed what we believe is the first available commercially viable copper-based nano-metric ink for mass-production of printed electronics. We believe that copper inks represent a significant improvement over silver-based inks given copper’s significantly lower cost and nearly identical electrical and conductive properties. We began low volume sales of our copper-based ink for printed electronics applications in the second half of 2014. During 2018, we significantly increased the sale of our Sicrys™ inks.

Financial Overview

We have incurred net losses since our inception in 2009, including a net loss of approximately $2.0 million for the year ended December 31, 2018. As of December 31, 2018, we had an accumulated deficit of approximately $17.1 million. We have devoted substantially all of our financial resources to identifying, acquiring, licensing, and developing our products and technologies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to generate significant revenues via commercialization of our products or technologies. We are dependent upon external sources to finance our operations and there can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. As a result, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Results of Operations

The following table sets forth a summary of our operating results:

US $	Year ended December 31,
Consolidated Statement of Operations Data:	2018	2017	2016
Revenues	460,739	$88,691	$67,678
Other income	-	-	10,403
Total Revenues	460,739	88,691	78,081
Cost of Revenues	388,265	94,238	78,622
Amortization of intangible assets	470,773	37,694	-
Gross loss	398,299	43,241	541
Research and development, net	775,643	404,891	632,826
Sales and marketing	550,008	480,963	336,287
General and administrative	1,297,711	1,227,632	571,110
Goodwill impairment	161,381	-	-
Acquisition related costs	-	750,956	-
Total operating expenses	2,784,743	2,864,442	1,540,223
Operating loss	3,183,042	2,907,683	1,540,764
Financial (income) expenses, net	(1,210,484)	(63,778)	80,636
Net loss	$1,972,558	$2,843,905	$1,621,400

Year ended December 31, 2018, compared to year ended December 31, 2017

Total Revenues

With respect to the years ended December 31, 2018 and December 31, 2017, total revenues amounted to $460,739 and $88,691, respectively, an increase of $372,048 or 420%. The increase in revenues relates to the fact that during 2018 we recorded Digiflex activities for the entire year within our statement of operations while in previous year we recorded such activities only commencing the purchase date (December 3, 2017 through December 31, 2017) as well as an organic growth in the Company’s revenues.

Cost of Revenues

With respect to the years ended December 31, 2018 and December 31, 2017, total cost of revenues amounted to $388,265 and $94,238, respectively, an increase of $294,027 or 312%. The increase is consistent with the increase in revenues.

Amortization of intangible assets

With respect to the years ended December 31, 2018 and December 31, 2017, total amortization of intangible assets amounted to $470,773 and $37,694, respectively, an increase of $433,079 or 1,149%. This amortization was recorded as a result of the intangible assets that were acquired as part of the Digiflex acquisition. The increase relates to the fact that during 2018 the Company recorded an amortization for the entire year while in previous year only commencing the purchase date (December 3, 2017 through December 31, 2017).

Gross loss

With respect to the years ended December 31, 2018 and December 31, 2017, total gross loss amounted to $398,299 and $43,241, respectively, an increase of $355,058 or 821%. The increase related to an increase of $433,079 in amortization of intangible assets and $294,027 in cost of revenues, partially offset by an increase of $372,048 in revenues.

Research and Development Expenses, Net

With respect to the years ended December 31, 2018 and December 31, 2017, net research and development expenses, were $775,643 and $404,891, respectively, an increase of $370,752 or 92%, net of $314,652 and $382,134 of grants received in 2018 and 2017, respectively. The increase in the net research and development costs relates primarily to the fact that during 2018 we recorded Digiflex activities for the entire year within our statement of operations while in previous year we recorded such activities only commencing the purchase date (December 3, 2017 through December 31, 2017). Those purchased activities contain, among other thing, additional employees who joined the Group which resulted in an additional salaries and related year over year.

Sales and Marketing Expenses

With respect to the years ended December 31, 2018 and December 31, 2017, sales and marketing expenses amounted to $550,008 and $480,963, respectively, an increase of $69,045 or 14%. The increase in sales and marketing expenses relates primarily to the fact that during 2018 we recorded Digiflex activities for the entire year within our statement of operations while in the previous year we recorded such activities only commencing the purchase date (December 3, 2017 through December 31, 2017). Those purchased activities contain, among other thing, additional employees who joined the Group which resulted in an additional salaries and related year over year.

General and Administrative Expenses

With respect to the years ended December 31, 2018 and December 31, 2017, general and administrative expenses amounted to $1,297,711 and $1,227,632, respectively, an increase of $70,079 or 6%. The increase in general and administrative expenses relates primarily to the fact that during 2018 we recorded Digiflex activities for the entire year within our statement of operations while in previous year we recorded such activities only commencing the purchase date (December 3, 2017 through December 31, 2017), partially offset by a decrease in the Company’s professional services. Those purchased activities contain, among other thing, additional employees who joined the Group which resulted in an additional salaries and related year over year.

Goodwill impairment

With respect to the years ended December 31, 2018 and December 31, 2017, goodwill impairment amounted to $161,381 and $0, respectively. The goodwill was recorded as part of the Digiflex purchase as of December 3, 2017. We adopted the quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. The results of this test were that the reporting unit’s carrying value was greater than its fair value and as a result, we recorded an impairment charge of $161,381 which equal to the amount by which the carrying value exceeds the reporting unit’s fair value.

Acquisition related costs

With respect to the years ended December 31, 2018 and December 31, 2017, acquisition related costs amounted to $0 and $750,956, respectively. The acquisition related costs during the year ended December 31, 2017 related to finder’s fee in connection with the Digiflex acquisition. Such amount includes the following: (1) $675,926 representing the fair value of warrants granted and (2) $75,030 cash payment.

Operating Expenses

With respect to the years ended December 31, 2018 and December 31, 2017, operating expenses amounted to $2,784,743 and $2,864,442 respectively, a decrease of $79,699 or 3%. The decrease related to a decrease of $750,956 in acquisition related costs, partially offset by an increase of $370,752 in research and development, net, $161,381 in goodwill impairment, $70,079 in general and administrative expenses and $69,045 in sales and marketing expenses.

Operating Loss

With respect to the years ended December 31, 2018 and December 31, 2017, operating loss amounted to $3,183,042 and $2,907,483, respectively, an increase of $275,359 or 10%. The increase in operating loss related to an increase of $355,058 in gross loss, partially offset by a decrease of $79,699 in operating expenses.

Financial income, net

With respect to the years ended December 31, 2018 and December 31, 2017, financial income, net, amounted to $1,210,484 and $63,778, respectively, an increase of $1,146,706 or 1,798%. The increase in financial income, net relates primarily to an increase of $1,788,434 in the change in the fair value of warrants and capital notes presented at fair value, partially offset by an increase of $737,387 in Interest and accretion back in connection with convertible loans.

Net Loss

With respect to the years ended December 31, 2018 and December 31, 2017, net loss amounted to $1,972,558 and $2,843,905, respectively, a decrease of $871,347 or 31%. The decrease in net loss related to an increase of $1,146,706 in financial income, net, partially offset by an increase in operating loss of $275,359.

Year ended December 31, 2017, compared to year ended December 31, 2016

Total Revenues

With respect to the years ended December 31, 2017 and December 31, 2016, total revenues amounted to $88,691 and $78,081, respectively, an increase of $10,610 or 14%. The increase is primarily due to revenue generated by Digiflex following the purchase date.

Cost of Revenues

With respect to the years ended December 31, 2017 and December 31, 2016, total cost of revenues amounted to $94,238 and $78,622, respectively, an increase of $15,616 or 20%. The increase is consistent with the increase in revenues.

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

Gross loss

With respect to the years ended December 31, 2017 and December 31, 2016, total gross loss amounted to $43,241 and $541, respectively, an increase of $42,700 or 7,893%. The increase related to an increase of $37,694 in amortization of intangible assets and $15,616 in cost of revenues, partially offset by an increase of $10,610 in revenues.

Research and Development Expenses, Net

With respect to the years ended December 31, 2017 and December 31, 2016, net research and development expenses, were $404,891 and $632,826, respectively, a decrease of $227,935 or 36%, net of $382,134 and $344,056 of grants received in 2017 and 2016, respectively. The decrease in the net research and development expenses is primarily a result of lower payroll costs and higher grants received.

Sales and Marketing Expenses

With respect to the years ended December 31, 2017 and December 31, 2016, sales and marketing expenses amounted to $480,963 and $336,287, respectively, an increase of $144,676 or 43%. The increase in sales and marketing expenses is primarily due to additional payroll costs.

 General and Administrative Expenses

With respect to the years ended December 31, 2017 and December 31, 2016, general and administrative expenses amounted to $1,227,632 and $571,110, respectively, an increase of $656,522 or 115%. The increase in general and administrative expenses is primarily due to (1) issuance of ordinary shares with a fair value of $198,600, as compensation for professional services we incurred, (2) $150,000 related to the fair value of ordinary shares we issued as a finder’s fee in connection with the SEDA agreement, and (3) additional professional services.

Acquisition related costs

With respect to the years ended December 31, 2017 and December 31, 2016 – acquisition related costs amounted to $750,956 and $0, respectively. The acquisition related costs during the year ended December 31, 2017 related to finder’s fee in connection with the Digiflex acquisition. Such amount includes the following: (1) $675,926 representing the fair value of warrants granted and (2) $75,030 cash payment.

Operating Expenses

With respect to the years ended December 31, 2017 and December 31, 2016, operating expenses amounted to $2,864,442 and $1,540,223, respectively, an increase of $1,324,219 or 86%. The increase related to an increase of $750,956 in acquisition related costs, $656,522 in general and administrative expenses and $144,676 in sales and marketing expenses, partially offset by a decrease of $227,935 in research and development expenses, net.

Operating Loss

With respect to the years ended December 31, 2017 and December 31, 2016, operating loss amounted to $2,907,483 and $1,540,764, respectively, an increase of $1,366,719 or 89%. The increase in operating loss related to an increase of $1,361,913 in operating expenses and an increase of $4,806 in the gross loss.

Financial (income) expenses, net

With respect to the years ended December 31, 2017 and December 31, 2016, financial (income) expenses, net, amounted to $(63,778) and $80,636, respectively, primarily as a result of income that was recorded during the year ended December 31, 2017 in connection with the change in fair value of warrants and capital note presented at fair value. Such income was partially offset by expenses related to interest and accretion in connection with convertible loans and others and foreign exchange loss, net.

Net Loss

With respect to the years ended December 31, 2017 and December 31, 2016, net loss amounted to $2,843,905 and $1,621,400, respectively, an increase of $1,222,305 or 75%. The increase in net loss related to an increase of $1,366,719 in operating loss, partially offset by an increase of $144,414 in financial (income) expenses, net.

Summary of Critical Accounting Policies

The preparation of consolidated financial statements in conformity with GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective and complex judgments. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements, our most critical accounting policies, mentioned below, pertain to revenue recognition and Fair value of financial instruments. Estimates, by their nature, are based upon judgments and information currently available to us. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Revenue recognition

For information with respect to revenue recognition, see Note 2.i. to the audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this annual report on Form 20-F.

Fair value of financial instruments

For information with respect to fair value of financial instruments, see Note 2.p. to the audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this annual report on Form 20-F.

Recent Accounting Pronouncements

 For information with respect to recent accounting pronouncements, see Note 2.t. to the audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this annual report on Form 20-F.

Share-Based Compensation and Liabilities presented at fair value

Ordinary Share Valuations

Based on the fair value of our ordinary shares as of December 31, 2018, the intrinsic value of the awards outstanding as of December 31, 2018 was $25,519, of which all related to exercisable options.

In addition, the fair value of the ordinary shares was used to determine the value of the warrants presented as a liability, the value of the deemed dividend, and share-based compensation in respect of equity restructuring. The following table sets forth the fair value of our ordinary shares used for each significant transaction:

	Date	Ordinary Share Fair Value
75,000 employees options grant	July 7, 2016	$1.02
Warrants presented as a liability	December 31, 2016	1.01
12,000 employees options grant	February 9, 2017	1.01
457,500 employees, directors and service providers/consultants options grant	November 19, 2017	1.00
198,788 employees options grant	December 3, 2017	1.00
20,000 Service provider/consultant options grant	December 16, 2017	1.00
Warrants presented as a liability	December 31, 2017	1.00
22,865 employees options grant	January 11, 2018	1.00
32,000 employees options grant	May 13, 2018	0.70
261,500 employees and service providers/consultants options grant	October 2, 2018	0.32
350,000 chief executive officer and directors options grant	November 29, 2018	0.09
Warrants presented as a liability	December 31, 2018	$0.09

The fair value of our ordinary shares was determined by our management with an assistance from a third-party appraiser. Even though we’re a publicly traded company, our ordinary shares are traded at a very low volume and therefore we concluded that our traded ordinary share fair value does not represent a reliable fair value, as such, we selected a market approach and relied on the late 2018 third-parties convertible loans transactions to determine our ordinary share fair value which was utilized as the basis for our warrants and options fair value calculations. Our management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares during the year ended December 31, 2018 as applicable, including the following factors:

●	Independent valuations performed at periodic intervals by an independent third-party valuation specialist;

●	The prices, rights, preferences and privileges of our warrants and options loans;

●	Current business conditions and projections;

●	Our stage of development;

●	The likelihood of a liquidity event for the ordinary shares underlying these options, such as an initial public offering or sale of our Company, given prevailing market conditions; and

●	The market performance of comparable publicly traded companies.

Option Grants in July 15, 2015, October 6, 2015 and July 7, 2016

Our management determined the fair value of our ordinary shares as of July 15, 2015, October 6, 2015 and July 7, 2016 to be $1.02 per share. Our management determined this price based on a third-party appraiser.

Option Grants in February 9, 2017, November 19, 2017, December 3, 2017 and December 16, 2017

Our management determined the fair value of our ordinary shares as of February 9, 2017 to be $1.01 and as of November 19, 2017, December 3, 2017 and December 16, 2017 to be $1.00 per share. Our management determined this price based on a third-party appraiser.

Option Grants in May 13, 2018

Our management determined the fair value of our ordinary shares as of May 13, 2018 to be approximately $0.60 per share. Our management determined this price based on a third-party appraiser.

Option Grants in October 2, 2018

Our management determined the fair value of our ordinary shares as of October 2, 2018, to be approximately $0.20 per share. Our management determined this price based on a third-party appraiser.

Option Grants in November 29, 2018

Our management determined the fair value of our ordinary shares as of November 29, 2018, to be approximately $0.11 per share. Our management determined this price based on a third-party appraiser.

Option Valuations

Under U.S. GAAP, we account for share-based compensation for employees and others in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options based on the fair value of the award on the grant date.

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

The determination of the grant date fair value of options using the Black-Scholes option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

●	Fair Value of our ordinary shares. Because the trade volume of our ordinary shares is limited, we must estimate the fair value of our ordinary based on the late 2018 third-parties convertible loans transactions, as discussed in the above “Ordinary Share Valuations”.

●	Risk-free Interest Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

●	Volatility. The expected share price volatility derived from sample of similar companies.

●	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

●	Expected Life. We used the “simplified” method, meaning the expected life is set as the average of the vesting period for each vested tranche of options and the contractual term for those options.

If any of the assumptions used in the Black-Scholes option pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards previously granted.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees, officers and consultants during the periods presented.

	Year Ended December 31,
	2018	2017	2016
Dividend yield	0%	0%	0%
Expected volatility	60%	64%-70%	68%-71%
Risk-free interest	2.15%-2.91%	1.78%-2.28%	0.83%-0.97%
Expected life (in years)	3.5-4.37	7	2.98

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

We estimated the fair value of these warrants and such conversion feature using a Black-Scholes option pricing model, which is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

●	Fair Value of our ordinary shares. Because the trade volume of our ordinary shares is limited, we must estimate the fair value of our ordinary based on the late 2018 third-parties convertible loans transactions, as discussed in the above “Ordinary Share Valuations”.

●	Risk-free Interest Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the warrants.

●	Volatility. The expected share price volatility derived from sample of similar companies.

●	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

In addition, the conversion feature of the Capital Note (as defined in “Item 7 B. — Related Party Transactions”) issued to a shareholder, is required to be marked to market at each reporting date. We estimated the fair value of the Capital Note by taking into account the expected occurrence of certain trigger events (such as Public Offering or M&A), multiplied by the value in a probability that the event will occur (based on our subjective assumptions) and discounting the value in an appropriate discount factor (based on the weighted average cost of capital of the Company) for a period of two (2) years.

Reporting Currency

Our functional currency is the U.S. Dollar, although substantial portion of the Group’s costs are incurred in NIS, the Group finances its operations mainly in U.S. dollars and a substantial portion of its costs and revenues from its primary markets are anticipated to be incurred and generated in U.S. dollars. As such, we believe that the U.S. dollar is the currency of the primary economic environment in which the Group operates.

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

B. Liquidity and Capital Resources

We currently have limited liquidity. As of December 31, 2018 and 2017, our cash on hand was $144,948 and $450,305, respectively. Based on our current cash burn rate, strategy and operating plan, we believe that our cash reserves as of April 30, 2019, will enable us to operate for a period of approximately two (2) months. In order to fund our anticipated liquidity needs beyond such period (or possibly earlier if our current cash burn rate, strategy or operating plan change in a way that accelerates or increases our liquidity needs), we will need to raise additional capital.

Cash flow resulting from financing activities

To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants.

In July 2016, we issued 1,134,667 ordinary shares as part of an equity investment round at a price per ordinary share of $0.75 for an aggregate investment amount of $851,000, which included the issuance of 274,667 ordinary shares issued pursuant to the conversion of promissory notes for the aggregate investment amount of $206,000.

In August 2017, we entered into several Securities Purchase Agreements with Alpha Capital Anstalt. See “Item 10 C. — Material Contracts”.

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. Originally the notes of Alpha Capital and First Fire, mature after 14 months, the remaining notes mature after 24 months. In October, 2018 the lenders agreed to extend the original maturity date, in connection with the Convertible Loan Agreement with GTRIMG Except for the notes of Alpha Capital that mature as of the earlier of 24 months after their original maturity date or the date in which the note under the Convertible Loan Agreement with GTRIMG becomes due, the remaining notes mature 24 months as of the closing of the Convertible Loan Agreement with GTRIMG, subject to the prior payment or conversion of the GTRIMG loan under the Convertible Loan Agreement. The notes may be converted into ordinary shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00 but it was adjusted in January 2018, to $0.50 and further adjusted in October 2018 to $0.17 pursuant to the terms of the notes. In February 2018, Alpha Capital converted $10,313 worth of the notes into 20,626 shares, in April 2018, Alpha Capital converted $26,025 worth of the notes into 52,050 shares, and in April 2019, Alpha Capital converted $27,450 worth of the notes into 161,471 shares. In April 2018, First Fire converted $8,889 worth of the notes into 17,778 shares, in December 2018, First Fire converted $15,000 worth of the notes into 88,235 shares, in March 2019, First Fire converted $25,516 worth of the notes into 150,094 shares and in April 2019, First Fire converted $20,000 worth of the notes into 117,647 shares. We may require mandatory conversion of the notes in certain circumstances.

The term of the warrants is for five (5) years and the initial exercise price of the warrants was $1.20 per ordinary share, subject to adjustment in accordance with their terms. The notes and the warrants include full ratchet anti-dilution purchase price adjustment rights and other mechanisms for adjustment of the purchase price. As a result, following the issuance of warrants to Jet CU at an exercise price of $0.50 per share, the conversion and exercise prices of these notes and warrants was adjusted to $0.50 per share, and following the issuance of the warrants to GTRIMG the exercise price of these notes and warrants was adjusted to $0.17 per share.

We are party to Share Purchase Agreements, dated December 27, 2017 and July 3, 2017, March 8, 2018 with Jet CU. See “Item 7 B. — Related party transactions”.

In June 2018 we entered into Share Purchase Agreements with Jet CU, Terra Venture Partners SCA SICAR or Terra SICAR, Terra Venture Partners LP or Terra LP, Ariel Lijtenstein and Marcelo Einhorn, pursuant to which we received aggregate gross proceeds of $175,000 in exchange for the issuance of an aggregate of 175,000 ordinary shares and warrants to purchase an aggregate amount of 466,667 ordinary shares at an exercise price of $0.50 per share. The warrants may be exercised, in whole or in part, for a period of five (5) years.

On October 10, 2018, we entered into a Convertible Loan Agreement with GTRIMG, or the GTRIMG Convertible Loan Agreement. Pursuant to this Agreement, GTRIMG loaned us an initial investment of $1,000,000, structured as a 24 month- convertible loan or less in case of a public offering of our shares, bearing interest at Israeli prime plus 4% per annum. Under the terms of the GTRIMG Convertible Loan Agreement, GTRIMG was granted an option to lend us an additional amount of up to $2,000,000, or the Additional Loan Amount, out of which we received in March and April 2019 an amount of $500,000 at each month (totaled of additional $1,000,000). We also granted GTRIMG a warrant to purchase ordinary shares for an aggregate purchase price of $5,000,000, and an additional warrant conditioned upon the investment of an additional Loan Amount to purchase ordinary shares for an aggregate purchase price of up to $5,000,000 calculated pro-rata to the amount out of Additional Loan Amount provided. As of April 2019, an amount of $2,500,000 of the purchase price of the additional warrant has become exercisable. The conversion price for both the loan amount and the warrants shall be as calculated as set forth below but shall not fall below $0.17 per share:

Whereas

“CP” – shall mean the Conversion Price

“CPR” – shall mean the Conversion Price Ratio

“Closing NAV” – shall mean the Total Shareholders’ Equity, as recorded in the most recent audited financial statements of the Company reported by the Company prior to the Closing Date, i.e. ($2,802,720 as per the 2017 audited consolidated financial statements)

“Conversion NAV” – shall mean the Total Shareholders’ Equity, as recorded in the most recent audited financial statements of the Company reported by the Company prior to the Notice of Conversion.

“NI” – additional cash equity invested in the Company after the Closing Date and prior to the Conversion Date which was included in the most recent audited financial statements of the Company reported by the Company prior to the Notice of Conversion, provided that any changes in the Shareholders Equity due to other transactions which are not cash investments, i.e. changes due to merger, share swap, sale of assets etc. shall not be deducted under the NI. The CP shall not be affected by the transactions contemplated hereunder (i.e. by the Loan Amounts or the Warrants)

Accordingly,

CPR = (Conversion NAV – NI) / Closing NAV

And CP= $0.27 X CPR, but not less than $0.17

Between November and December 2018, we entered into several convertible loan agreements with Fineline PCB (Cyprus) Ltd. or Fineline, and existing shareholders – Slobel and Marcelo Einhorn, or the 2018 Fineline CLAs, whereby we received a loan in the aggregate principal loan amount of $625,000, structured as a 24 month- convertible loan or less in case of a public offering event, bearing interest at Israeli prime plus 4% per annum. Under the 2018 Fineline CLAs agreements, we granted lenders warrants to purchase ordinary shares for an aggregate purchase price of $3,125,000. The conversion price for both the loan amount and the warrants is the same as mentioned for GTRIMG above.

Between January and April 2019, we entered into several convertible loan agreements with two existing shareholders – Teuza – A Fairchild Technology Venture Ltd. and Legov Ltd., or the 2019 CLAs, whereby they loaned us an aggregate principal loan amount of $200,000, structured as a 24 month- convertible loan or less in case of a public offering event, bearing interest at Israeli prime plus 4% per annum. Under the 2019 CLAs, we granted the lenders warrants to purchase ordinary shares for an aggregate purchase price of $1,000,000. The conversion price for both the loan amount and the warrants under the 2019 CLAs is the same as mentioned for GTRIMG above.

We expect to continue to fund our operations through equity or debt financings, strategic collaborations, grants and, to the extent our marketing and commercialization efforts are successful, sales of our products or technologies.

We have experienced cumulative losses of $17.1 million from inception through December 31, 2018. In addition, we have not yet established a stable recurring source of revenues sufficient to cover our operating costs and expect to continue to generate losses for the foreseeable future. There is no assurance that we will be able to obtain an adequate level of financing needed for our near-term requirements or the long-term development and commercialization of our product. These conditions raise substantial doubt about our ability to continue as a “going concern”.

Net cash used in operating activities for the years ended December 31, 2018, 2017 and 2016 were $2,591,341, $2,169,889 and $1,281,273, respectively, an increase of $421,452 or 19% (from 2017 to 2018) and an increase of $888,616 or 69% (from 2016 to 2017). The increase in net cash used in operating activities in 2018 relative to 2017 is primarily attributable to a change in fair value of warrants and capital note, partially offset by a decrease in the net loss. The increase in net cash used in operating activities in 2017 relative to 2016 is primarily attributable to an increase in net loss and change in fair value of warrants and capital note which were partially offset by fair value of granted warrants and professional service received in connection with issuance of ordinary shares.

Net cash used in investing activities for the years ended December 31, 2018, 2017 and 2016 were $18,237, $2,185 and $13,860, respectively. The increase in net cash used in investing activities in 2018 relative to 2017 is attributable to higher purchase of property and equipment. The decrease in net cash used in investing activities in 2017 relative to 2016 is attributable to lower purchase of property and equipment.

Net cash provided by financing activities for the years ended December 31, 2018, 2017 and 2016 were $2,304,221, $2,496,157 and $1,410,443, respectively, a decrease of $191,936 or 8% (from 2017 to 2018) and an increase of $1,085,714 or 80% (from 2016 to 2017). The decrease in net cash provided by financing activities in 2018 relative to 2017 is primarily attributable primarily to lower proceeds from issuance of warrants and receipt on account of ordinary shares and warrants which were partially offset by higher proceeds from convertible loans, net of issuance costs. The increase in net cash provided by financing activities in 2017 relative to 2016 is primarily attributable to the proceeds from proceeds from issuance of warrants, receipt on account of shares and warrants and proceeds from convertible loans, net of issuance costs which were partially offset by lower proceeds from issuance of shares, net.

C. Research and Development, patents and licenses, etc.

For information regarding our research and development activities, see “Item 4 B. — Business Overview” and “Item 5 A. — Operating Results”.

D. Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Item 5. Operating and Financial Review and Prospects.”

E. Off-Balance Sheet Arrangements

As of December 31, 2018, and as of the date of this annual report on Form 20-F and during the periods presented, we do not and did not, respectively, have any off-balance sheet arrangements.

Jumpstart Our Business Startups Act of 2012

We qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act; and

●	an exemption from compliance with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our consolidated financial statements.

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

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result, our consolidated financial statements may not be comparable to companies that comply with the public company effective date.

F. Tabular disclosure of contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period (U.S. dollars)
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5-Years
Lease Obligations[1]	$102,110	$58,754	$43,356	$-	$-
Total	$102,110	$58,754	$43,356	$-	$-

[1]	Relates to obligations under lease agreements for our headquarters in Migdal Ha’Emek and an office in Kfar Saba, both in Israel. For additional information, see “Item 4D. Information on the Company—Property, plants and equipment.”

G. Safe Harbor.

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements.”

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management team as of April 30, 2019, and the date of this annual report on Form 20-F.

Name	Age	Position
Dr. Fernando de la Vega	61	Chief Executive Officer and Chairman of the Board of Directors
Evyatar Cohen	46	Chief Financial Officer
Hanan Markovich	43	Chief Business Development Officer
Dr. Astorre Modena (1)	48	Director
Orly Solomon (1)(2)	50	External director
Shai Levy (2)	44	Director
Ido Lapidot (1)(2)	55	External director

(1)	Member of our Audit Committee
(2)	Member of our Compensation Committee

The address of each of our directors and executive officers is c/o P.V. Nano Cell Ltd., 8 Hamasger Street Migdal Ha’Emek 2310102, Israel.

Senior Management

Dr. Fernando de la Vega co-founded PV Nano Cell Ltd. in 2009 and has served as our Chief Executive Officer and the Chairman of our board of directors since that time. Dr. de la Vega has more than 35 years industrial and entrepreneurial experience, having served in managerial positions with responsibility over research and development, quality and operations and has founded or co-founded several businesses in the fields of nano technology and functional materials. From 2001 to early 2009, Dr. de la Vega served as General Manager and a Director of Cima, a company focused on the development of innovative technologies in the field of flexible printed electronics. Dr. de la Vega also co-founded and, from 2003 through 2009, served as Chairman of the Nano Functional Materials Consortium, a five-year, $25 million research consortium which performed general research on nanotechnology, sponsored by Israel’s Office of the Authority as part of the MAGNET program, a special program intended to encourage cooperation between industry and academia. Dr. de la Vega has also co-founded three European research and development consortiums. He is a co-inventor of more than 11 patent families in the fields of nanomaterials and nanotechnology and author and co-author of many scientific and technical publications (including on conductive inks for inkjet printing). Dr. de la Vega holds a Ph.D. in Applied Chemistry from the Casali Institute at the Hebrew University of Jerusalem, as well as a M.Sc. in Applied Chemistry and a B.Sc. in Chemistry from the Hebrew University of Jerusalem.

Evyatar Cohen has served as our Chief Financial Officer since November 2017. Currently and prior to his appointment as our Chief Financial Officer, Mr. Cohen serves and has served as a Chief Financial Officer and financial consultant for several public companies traded in the United States, Israel and Europe as well as privately held companies. Mr. Cohen worked at PricewaterhouseCoopers in both the Tel-Aviv and New York. Mr. Cohen has gained vast experience in many industries such as high-tech, bio-tech, oil and gas, entertainment and media, and venture capital. Mr. Cohen holds a B.A. in Business Management from the College of Management in Israel with B.A in Business Management in 2000 and was awarded his Masters of Law degree from the Bar Ilan University, Israel. Mr. Cohen is a licensed and certified public accountant in both the United States and Israel.

Hanan Markovich has served as our Chief Business Development Officer since February 2019. Mr. Markovich is also a self-employed technology consultant. From 2017 to 2019, Mr. Markovich served as Chief Product & Marketing Officer of Robust E2C, a company focused on IoT framework solutions. Mr. Markovich also co-founded, and from 2015 through 2017, served as Chief Executive Officer of IllumaSense, a company that helps cities manage their infrastructure and gather information from the urban environment. Prior to co-founding IllumaSense, from 2014 to 2015, Mr. Markovich served as Executive Vice President Business Development of Gaash Lighting. Mr. Markovich holds a B.Sc. in Mechanical Engineering from the Technion – Israel Institute of Technology and an MBA from the University of Haifa, Israel.

Directors

Dr. Astorre Modena has served as a director of the Company since 2010. In 2005, he co-founded, and currently serves as General Partner of, Terra Venture Partners, an Israeli venture capital fund focused on clean technology. Prior to co-founding Terra Venture Partners, from 2001 to 2005, Dr. Modena was Associate and then Principal at Israel Seed Partners, a leading Israeli seed-stage venture capital firm. From 1998 to 2001, Dr. Modena was a consultant with McKinsey & Co., where he consulted for leading Italian, French and Israeli manufacturing and financial corporations on strategic and operational issues. Dr. Modena holds a Ph.D. in Plasma Physics from Imperial College in London and a B.Sc. in Physics from the Hebrew University of Jerusalem (where he was a part of the Honors Program for Outstanding Students). Dr. Modena was also a researcher in the laser-plasma physics department at Imperial College in London and École Polytechnique in Paris.

Orly Solomon has served as an external director of the Company since December 2017. Ms. Solomon is co-founder, Chief Operations Officer and Chief Financial Officer of Eye Sight Fitness Ltd. Ms. Solomon currently serves on the board of directors of Ortus Capital Management Limited. Ms. Solomon served on the board of directors of Shikmona, a governmental and city owned corporation in Haifa from 2014 to 2017 as a director with financial expertise. From 2014 to 2016, Ms. Solomon served as Chief Financial Officer of Future Values Ltd. During 2013, Ms. Solomon served as Chief Executive Officer of D. Medical Industries Ltd. (NASDAQ /TASE: DMED). She was also the chairman of the board of directors of RSL Electronics Ltd. (TASE: RSL) from 2011 to 2012. From 2010 to 2012, Ms. Solomon served as Chief Financial Officer and Deputy to the Chief Executive Officer of Lito Group Ltd. (TASE: LTGR-M). From 2009 to 2010, Ms. Solomon served as co-founder and Chief Financial Officer of Atid Team, Israel. From 2006 to 2010 Ms. Solomon served as co-founder and a director of Altshuler Shacham Benefits Israel. Ms. Solomon holds an MBA in Finance and Economics from the Hebrew University in Jerusalem, and a Bachelor of Science Accounting, with honors, from Rutgers University at Newark, New Jersey.

Shai Levy has served as a director of the Company since December 2017. Mr. Levy currently serves as the Chief Executive Officer of ProSeed Venture Capital Fund and the CEO of Ratio Oil Explorations (Finance) Ltd. From 2007 to 2012, Mr. Levy served as a CFO of Elie Tahari, New York. From 2005 to 2007, Mr. Levy served as a Director of Financial Reporting & Compliance at Deutsch, New York. From 2004 to 2005, he served as Senior Associate at PricewaterhouseCoper, New York. From 2001 to 2004, he served as Senior Associate at Ernst & Young, Israel. From 1997 to 2001, Mr. Levy served as an Assistant Manager at Green Villa, Israel. Mr. Levy currently serves on the board of directors of Tehuti Networks, EnerJet PerfAction and Medic Vision Imaging Solutions Ltd. Mr. Levy served on the board of directors of Correlsense from 2012 to 2015 and is currently the Chairman of the board of directors of Capital Nature. Mr. Levy holds a Bachelor of Arts, Accounting and Finance degree from Tel Aviv University.

Ido Lapidot has served as an external director of the Company since December 2017. Mr. Lapidot is a “TRIZ- Effective Innovation” consultant for various companies, inter alia, Elbit, Verint, Coca Cola, Gilat, Tuff Merom Golan, Tama and HP. From 2009 to 2016, Mr. Lapidot served as a Strategic Technologies Planner and TRIZ Program Leader at Intel R&D and Intel Labs. From 2008 to 2014, Mr. Lapidot served as an External Teacher for TRIZ and Systematic Innovation at Afeka Collage for Engineering, Israel. From 2005 to 2008, Mr. Lapidot served as LEAN Manufacturing and TRIZ Program Leader at Intel Corporate Services-EMEA. From 1995 to 2005, Mr. Lapidot served as Environment, Health and Safety Manager at Intel’s factories. Mr. Lapidot holds an MA in Environmental Science, a BA in Chemistry, and a B.A. in Atmospheric Science from the Hebrew University of Jerusalem and a TRIZ L3 certification from MA-TRIZ GEN3 Partners.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

B. Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, share-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2018, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our director and officer liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Individual Covered Executive Compensation Name and Principal Position	Salary(2)	Share-based Compensation(3)	Total
	US $
Fernando de la Vega, Chief Executive Officer	140,464	4,634	145,098
Evyatar Cohen, Chief Financial Officer	150,125	33,677	183,802
Eyal Shpilberg, Chief Operating Officer (1)	134,188	26,508	160,696
Orly Solomon, External Director	15,207	3,791	18,998
Ido Lapidot, External Director	15,207	3,791	18,998

(1)	Was employed on a full time (100%) basis, his employment agreement ended in January 2019.

(2)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2018, based on the option’s fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2m. and 11d. to our consolidated financial statements.

Compensation of Executive Officers and Directors as a Group

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2018, was approximately $527,592, including share-based compensation expenses of approximately $72,401. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits to any officers or directors of the Company in the year ended December 31, 2018.

For the year ended December 31, 2018, in connection with their services as board members, we issued options to purchase 350,000 ordinary shares at an exercise price per ordinary share of $0.27 to each of the following directors: Dr. Fernando de la Vega, Dr. Astorre Modena, Orly Solomon, Shai Levy and Ido Lapidot. The options will vest over three (3) years, subject to earlier termination in accordance with our 2010 Israeli Option Plan, or the Plan.

We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company, other than our consulting agreement with our chief executive officer as described below.

Our office holders are also employed under the terms and conditions prescribed in personal contracts. These personal contracts provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain acceleration provisions upon material events such as a change of control or entry into a material agreement, customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition and assignment of inventions provisions may be limited under applicable law. See “Item 3 D. — Risk Factors — Risks Related to Our Intellectual Property”. Under current Israeli law, we may not be able to enforce office holders’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former officer holders.

Our employees are employed under the terms prescribed in their respective personal contracts, in accordance with the decisions of our management. Under these employment contracts, the employees are entitled to the social benefits prescribed by law and as otherwise provided in their personal contracts. Each of these employment contracts contains provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under current applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Item 3 D. — Risk Factors — Risks Related to Our Intellectual Property” for a further description of the enforceability of non-competition clauses. We also provide certain of our employees with a company car, which is leased from a leasing company.

Compensation of External Directors

No compensation was paid in any form to the external directors in 2017. In 2018, each of our external directors was compensated in accordance with the Israeli Companies Regulations (rules regarding compensation and expense reimbursement of external directors) - 2000.

Directors and Officers Equity-Based Compensation

As of April 30, 2019, a total of 965,425 options to purchase our ordinary shares were outstanding and held by certain current executive officers and directors (consisting of seven (7) persons), of which 431,258 options are currently exercisable or exercisable within 60 days of April 30, 2019. See “Item 6 E. — Share Ownership” in this annual report on Form 20-F.

Compensation of nonemployee Directors

Our directors, other than our External Directors, do not receive any cash compensation.

During fiscal 2018, we were not party to any service agreements with any of the members of our board of directors, other than the services agreement with respect to Dr. de la Vega’s service as our chief executive officer, which is described below, and certain option agreements entered into between the Company and the directors, pursuant to which the Company issued options to purchase 45,000 ordinary shares (such amount includes 20,000 options that were issued in November 2017) to each of the current directors, including our external directors.

Employment or Service Agreements with our Chief Executive Officer and Chief Financial Officer

Dr. Fernando de la Vega. On September 9, 2009, we entered into a services agreement, or the DBG Services Agreement, as amended, with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd., or DBG, as amended, or the DBG Services Agreement, pursuant to which Dr. de la Vega provides us management services as our chief executive officer. Pursuant to the terms of the DBG Services Agreement, as amended, Dr. de la Vega is currently entitled to a monthly consultancy fee in the amount of NIS 51,750 (approximately $13,807) plus value added tax and car allowance in the amount of NIS 2,500 (approximately $667) plus value added tax per month plus reimbursement for fuel expenses and tolls, which shall be updated to NIS 65,000 (approximately $17,343) plus value added tax per month, if the company will secure an additional investment of US $1,000,000. Dr. de la Vega may terminate the DBG Services Agreement at any time for any reason upon a three months’ prior written notice, if we wish to terminate the engagement with Dr. de la Vega, not as a result of Dr. de la Vega’s breach of his terms of office, the Company shall be required to provide a six months’ prior written notice.

In addition, our chief executive office may receive:

(a)	An annual cash bonus in an amount equivalent to up to four times his monthly service fee, plus VAT, based on achievement of certain performance targets which are determined by our compensation committee and the board of directors on an annual basis.

(b)	A special one-time bonus in an amount equivalent to six times his monthly service fee, plus VAT upon the occurrence of an Exit Event (as described below), provided that our pre-money valuation shall be at least US $50,000,000 at the closing of such transaction or within 12 months following such closing.

(c)	An Equity Based Award:

Upon the occurrence of an Exit Event, an equity-based award, in accordance with the following calculation:

(i) 0.5% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than US $30,000,000 but less than US $40,000,000;

(ii) 1.25% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than US $40,000,000 but less than US $50,000,000;

(iii) 2% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than US $50,000,000.

An ‘Exit Event’ is defined as: (i) the consummation of an initial public offering of ordinary shares of the Company on a recognized stock exchange; or (ii) a sale of all or substantially all of the share capital of the Company to any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity , or a Person; (iii) a sale, lease, conveyance or disposition of all or substantially all of the assets of the Company; (iv) a merger of the Company with or into another entity in which the shareholders of the Company immediately prior to such merger do not hold a majority of the share capital and voting rights of the surviving entity held by them by virtue of their holdings in the Company prior to the consummation of the transaction or a transaction or series of transactions in which a Person or group of Persons acquire more than 50% of the issued and outstanding share capital of the Company (other than an acquisition of such share capital from the Company); or (v) an up-listing to a higher exchange.

Mr. Evyatar Cohen. On November 12, 2017, we entered into a consultancy agreement with Mr. Evyatar Cohen to serve as our Chief Financial Officer during the term of the agreement. Mr. Cohen’s services includes, among others, the services of Ms. Moran Cohen as our controller. Pursuant to the terms of the agreement, Mr. Cohen is entitled to a monthly fee of NIS 33,000 (approximately $8,805) plus value added tax. As agreed in his engagement agreement, the monthly fees was increased to NIS 45,000 (approximately $12,006) plus value added tax commencing May 15, 2018 , following the filing of our 2017 annual report on Form 20-F. Either we or Mr. Cohen may terminate the agreement by providing a 45 days prior notice.

Incentive Compensation Plan

The purpose of the Plan is to serve as an incentive to attract new employees, directors, consultants and service providers, and to retain persons of training, experience and ability by providing them with opportunities to purchase securities, including shares of the Company, pursuant to the Plan, as approved by the board of directors of the Company. As of December 31, 2018, a total of 1,461,241 ordinary shares were reserved for issuance under the Plan. The number of ordinary shares reserved for issuance under the Plan may be changed from time to time in the sole discretion of the board of directors.

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

Options granted under the Plan will vest in accordance with the vesting dates determined by the board of directors with respect to each grant. Options that are not exercised within seven years from the grant date will expire, unless a shorter or longer term is provided for by the board of directors. Generally, if we terminate a grantee’s employment or services to the Company, all options granted to such grantee that are then vested will be exercisable for a period of six (6) months after the termination date (unless a shorter period is determined by the board of directors) or, if earlier, the expiration date of such options if we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested unexercised options will expire and terminate on the date of termination. In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of twelve (12) months from the date of disability or death

In the event of a merger or consolidation of our Company subsequent to which we would no longer exist as a legal entity, or a sale of all, or substantially all, of our ordinary shares or assets or other transaction having a similar effect on us, the Company will seek to cause the acquirer in such transaction to substitute all outstanding and unexercised options under the Plan for an appropriate number of the same type of shares or other securities of the successor company as were distributed to the Company or the shareholders in connection with such transaction. If the acquirer refuses to substitute the options, unvested options held by any grantee will vest in accordance with the following formula: X+Y*X/Z, where X = the number of vested options held by the grantee, Y = the number of unvested options held by the grantee, and Z = the number of options held by the grantee.

C. Board Practices

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

Election and Removal of Directors

Our Articles of Association provide for a board of directors consisting of no less than three (3) and no more than seven (7) directors, with all directors (other than the external directors, whose appointment is required under the Companies Law, as described below) divided into three classes with staggered three-year terms designated as Class I, Class II and Class III, with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. At each annual general meeting of our shareholders thereafter, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below. Our board of directors is divided among the three staggered classes of directors (except for the external directors) as follows:

●	The Class I director is Mr. Shai Levy, who was elected at our annual meeting of the shareholders on December 28, 2017 for a three (3) year term ending at the 2020 annual meeting.

●	There is currently no Class II director in office.

●	The Class III directors are Dr. Fernando de la Vega and Dr. Astorre Modena, elected in 2015 prior to our IPO, for a term of three (3) years, ending at the 2018 annual general meeting.

In addition, we our shareholder have elected two (2) external directors who are not part of the staggered board, as described further below.

Observer

On November 29, 2018, we held a general meeting of shareholders at which our shareholders approved, among other things, an amendment to the provisions of our Articles of Association applicable to the election of directors to provide for GTRIMG the right to designate one (1) non-voting observer to the board of director, or the Observer, provided that the Observer shall not be a competitor of ours, or employed by a competitor of ours. In October 2018, Gad Zeevi was appointed as an observer to our board of directors. In addition to the right to appoint an observer, in the event that and conditioned upon the conversion of the loan amount or the investment of at least US $2,000,000, GTRIMG shall be entitled to nominate one (1) director to our board of directors. Such director will serve as our chairman of the board of directors, provided that such nominee has the required qualifications under applicable laws including the stock exchange rules then applicable. The rights of GTRIMG will remain effective as long as GTRIMG holds at least 5% of our issued and outstanding share capital.

Chairman of the Board

Our amended and restated articles of association provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the Chief Executive Officer (referred to as a “general manager” under the Companies Law) or a relative of the Chief Executive Officer may not serve as the chairman of the board of directors, and the chairman of the board of directors or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

A person subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the Chief Executive Officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of the board of directors of a subsidiary.

As of the date of this annual report on Form 20-F, our chairman of the board of director serves as our chief executive officer. We intend to bring his chairmanship to the approval of our shareholders in the next annual general meeting of our shareholders to be held in 2019.

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

The Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting, excluding abstainers; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed 2% of the aggregate voting rights in the company.

After an initial term of three (3) years, an external director may be re-elected to serve in that capacity for up to two additional terms of three (3) years each under one of two alternatives. Under the first alternative, the external director may be nominated by the board of directors, and such external director’s re-election is approved by a majority of the shareholders that was required to elect such external director in such director’s initial election. Under the second alternative, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such reelection is approved by a majority of those shares present and voting that are held by shareholders who are non-controlling shareholders and do not have a personal interest in the re-election, provided that such shares represent at least 2% of the total voting power in the company.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges (which does not include the OTCQB), may be extended indefinitely in increments of additional three-year terms, provided that, prior to each nomination for reelection, the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company and provided that the reasons for such confirmation are presented to the shareholders at the general meeting at which such reelection is being sought and the external director is reelected in accordance with the appropriate approval method described above.

Under the Companies Law, an external director cannot be dismissed from office unless the board of directors has learned there is a concern that: the external director no longer meets the statutory requirements for his appointment as an external director; or the external director is in breach of his or her duty of loyalty to the company. The board of directors shall discuss the matter no later than in the first board of directors meeting convened after the board had become aware of such circumstances. In the event the board of directors has determined that an external director had ceased to comply with the requirements set forth under the Companies Law or that he or she breached his or her duty of loyalty to the company, than the board of directors shall convene a general meeting of the shareholders and will include on the agenda a resolution for the removal from office of such external director. The shareholders vote required to removal of an external director from office is the same majority required for the appointment; provided, however, that the external director has been given the opportunity to present his or her position. In addition, a court of law may determine, upon a request of a director or a shareholder, to dismiss the external director after finding that such external director no longer meets the statutory requirements of an external director set under the Companies Law or that the external director is in breach of his or her duty of loyalty to the company.

Each committee of the board of directors that exercises powers of the board of directors is required to include at least one external director, and the audit and compensation committees are required to all of such company’s external directors.

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

Our board of directors has determined that the minimum number of directors with financial and accounting expertise is one and that Ms. Orly Solomon qualifies as such. The external director who qualifies to have such expertise is Ms. Orly Solomon. In addition, our Board has determined that Ms. Orly Solomon qualifies as an audit committee financial expert pursuant to the applicable SEC rules.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business-accounting matters and financial statements, such that he or she is able to understand the financial statements of the company, in depth, and initiate a discussion about the manner of presentation of the financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five (5) years of experience serving in one of the following capacities, or at least five (5) years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. Our board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Audit Committee

On November 19, 2017, our board of directors approved the establishment of our audit committee and to appoint the following members: Dr. Modena, Mr. Lapidot (external director) and Ms. Solomon (external director).

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

For Israeli companies traded on certain foreign stock exchanges (which does not include the OTCQB), a director who qualifies as an independent director for the purposes of such director’s membership on our audit committee in accordance with the rules of such stock exchange is also deemed to be an unaffiliated director under the Companies Law. Such person must meet the non-affiliation requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and must meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchange may continue to be considered an unaffiliated director for unlimited additional periods of three (3) years each, provided the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.

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

Under the Israeli Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Israeli Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “—Fiduciary duties and approval of specified related party transactions under Israeli law”);

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “—Fiduciary duties and approval of specified related party transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee

On November 19, 2017, our board of directors approved the appointment of Mr. Lapidot, Ms. Solomon and Mr. Levy as members of our compensation committee.

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

Under the Companies Law, the external directors shall constitute a majority of our compensation committee.

Our compensation committee’s duties include, among other things, recommending compensation policies to the board of directors, overseeing compensation policy implementation, and ratifying the compensation of executive officers.

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

Our board of directors approved and adopted the compensation policy on February 22, 2018. The compensation policy will be brought for the approval of the shareholders in the next annual meeting.

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

The compensation committee is responsible for (a) recommending the compensation policy to the Company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three (3) years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	deciding upon the approval of certain compensation terms of officers which require compensation committee approval under the Companies Law; and

●	determining whether the compensation terms of a proposed transaction need not be brought to approval of the shareholders.

The Compensation Committee’s duties include recommending compensation policies to the board of directors, overseeing compensation policy implementation, and ratifying the compensation of executive officers.

Compensation of Directors

Under the Companies Law, the compensation of our directors requires the approval of our Compensation Committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “—Fiduciary duties and approval of specified related party transactions under Israeli law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Acts and Transactions.”

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

Internal Auditor

Under the Companies Law, we are required to appoint an internal auditor recommended by the audit committee and appointed by the board of directors. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of the date of this annual report on Form 20-F, the board of directors has not appointed an internal auditor, and the Company is therefore not currently in compliance with the requirements of the Companies Law. Due to such non-compliance with the Companies Law, the Company may be subject to third parties’ and/or shareholders’ claims under the Israeli Torts Ordinance.

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position and all other important information pertaining to these actions.

The duty of care includes a duty to use reasonable means to obtain:

●	information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest a sufficient amount of time before the date for discussion of approval of such act.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy, discretionary or otherwise, even if such shareholder has no personal interest in the matter.

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

Under the Companies Law, an extraordinary transactions that require approval are defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; and

●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder has complied with the disclosure requirement described above, a company may approve a transaction between the company and the office holder or a third-party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning, any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

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

The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

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

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. A company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a breach of the duty of care with respect to a dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738—1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events and described above amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as (1) a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (2) in connection with a monetary sanction; a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

●	expenses incurred by an office holder or certain compensation payments made to an injured party that were instituted against an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure instituted against him or her, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Item 6 C. — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”

Our amended and restated articles of association permit us to, exculpate, indemnify and insure our office holders as permitted under the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this annual report on Form 20-F, no claims for directors’ and officers’ liability insurance have been filed under this policy, we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

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

D. Employees

As of December 31, 2018, we had eleven full time employees, three part time employee in PVN and two full time employees in Digiflex, located in Israel. There is one additional employee in the United States, employed by Digiflex Inc. Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment of our Israeli employees. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans in accordance with the applicable Israeli legal requirements.

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

E. Share Ownership

Share ownership by Directors and Executive Officers

For information regarding ownership of our ordinary shares by our directors and executive officers, see “Item 7 A. — Major Shareholders”.

Share Option Plans

For information on our see “Item 6 B. — Compensation — Incentive Compensation Plans”.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 30, 2019, by:

●	each of our directors and executive officers;

●	all of our executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of April 30, 2019, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 23,491,948 ordinary shares outstanding as of April 30, 2019. Certain of the convertible loans provided to us and warrants issued by us in October, November and December of 2018, which are included in the table below, has an exercise price that is subject to the conversation mechanism described in those agreements but not less than $0.17. The number of beneficial owned ordinary shares presented in the table below was calculated based on an exercise price of $0.17, representing the maximum potential ordinary share amount of the conversion price, as applicable. See “Item 10. Additional Information ⸺C. Material Contracts ⸺Convertible Loan Agreements.”

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of our shareholders have different voting rights from other shareholders.

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
GTRIMG Investments Ltd.	77,047,177	(1)	76.94%
Fineline PCB (Cyprus) Ltd.	14,117,647	(2)	37.54%
Slobel NV	10,287,053	(3)	32.02%
Terra Venture partners	6,320,268	(4)	26.14%
Legov Ltd.	5,614,628	(5)	20.75%
Teuza – A Fairchild Technology Venture Ltd.	5,313,003	(6)	19.61%
Jet CU P.C.B. Ltd.	2,415,375	(7)	9.73%
Amnon Mendelboim	2,121,023	(8)	8.28%
Leifer Partners	1,735,295	(9)	7.07%
Dr. Fernando de la Vega	1,639,065	(10)	6.89%
Marcelo Einhorn	1,557,428	(11)	6.25%
FirstFire Global Opportunities Fund LLC	1,535,096	(12)	6.13%
Infinity IP Bank International (Suzhou) Co., Ltd.	1,320,002	(13)	5.59%
Hermetic Trust (1975) Ltd. (in trust for Israel Electric Corporation, Ltd.)	1,278,166	(14)	5.44%

Directors and executive officers who are not 5% holders:

Evyatar Cohen	*		* %
Hanan Markovich	-		-
Orly Solomon	*		* %
Shai Levy	*		* %
Ido Lapidot	*		* %

Directors and executive officers as a group	*		* %

*	Represents beneficial ownership amount of less than 1%

(1)	Includes (i) 406,122 ordinary shares beneficially owned by GTRIMG Investments Ltd., a company incorporated under the laws of the State of Israel, or GTRIMG Investments, which is wholly owned by TRIMG Communication International Ltd., a company incorporated under the laws of the State of Israel , or the TRIMG Communication, which itself is wholly owned by GTRIMG Ltd., a company incorporated under the laws of the British Virgin Islands, or GTRIMG Ltd., and together with GTRIMG Investments and TRIMG Communication, the GTRIMG Entities, which itself is wholly owned by GTRIMG Foundation, a foundation incorporated under the laws of the Principality of Liechtenstein, or the Foundation, the beneficiaries of which are Messrs. Talia Zeevi, Rami Zeevi, Yael Zeevi Shoer, Michal Zeevi Bender, and Gur Zeevi, collectively, the GTRIMG Group, (ii) 5,952,819 ordinary shares issuable to the GTRIMG Group upon the conversion of a convertible loan exercisable within 60 days as of April 30, 2019, and (iii) 70,688,236 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of April 30, 2019.

(2)	Includes (i) 11,764,706 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of April 30, 2019, (ii) 2,352,941 ordinary shares issuable upon the conversion of a convertible loan and exercisable within 60 days as of April 30, 2019.

(3)	Includes (i) 1,648,286 ordinary shares beneficially owned, (ii) 6,550,792 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of April 30, 2019, (iii) 2,087,975 ordinary shares issuable upon the conversion of a convertible loan exercisable within 60 days as of April 30, 2019.

(4)	Includes (i) 4,392,273 ordinary shares beneficially owned by Terra Venture Partners Sicar, (ii) 1,244,619 ordinary shares beneficially owned by Terra Venture LP, (iii) 257,482 ordinary shares issuable to Terra Venture Partners Sicar upon the exercise of warrants and exercisable within 60 days of April 30, 2019, (iv) 72,963 ordinary shares issuable to Terra Venture LP upon the exercise of warrants and exercisable within 60 days of April 30, 2019, (v) 275,006 ordinary shares issuable to Terra Venture Partners Sicar upon the conversion of a convertible loan and exercisable within 60 days of April 30, 2019, (vi) 77,925 ordinary shares issuable to Terra Venture LP upon the conversion of a convertible loan and exercisable within 60 days of April 30, 2019. The shares listed as beneficially owned by Terra Venture Partners or Terra are held of record by Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener is a General Partner of Terra Ventures Partners, the manager of Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener has shared voting and dispositive power over all shares owned by Terra.

(5)

Includes (i) 1,728,619 ordinary shares beneficially owned, (ii) 316,059 ordinary shares beneficially owned by GlenRock Israel Ltd. (iii) 39,998 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of April 30, 2019, (vi) 3,529,412 ordinary shares issuable upon the conversion of a convertible loan and exercisable within 60 days as of April 30, 2019. The shares listed as beneficially owned by GlenRock Israel Ltd. are held of record by Legov Ltd.

(6)

Includes (i) 1,712,793 ordinary shares beneficially owned, (ii) 70,798 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of April 30, 2019, (iii) 3,529,412 ordinary shares issuable upon the conversion of a convertible loan and exercisable within 60 days as of April 30, 2019.

(7)

Includes (i) 1,092,615 ordinary shares beneficially owned, (ii) 1,166,666 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of April 30, 2019, (iii) 156,094 ordinary shares issuable upon the conversion of a convertible loan and exercisable within 60 days as of April 30, 2019.

(8)	Includes 2,121,023 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of April 30, 2019.

(9)	Includes (i) 133,333 ordinary shares beneficially owned by Leifer Capital Advisors, LLC Defined Benefit Plan, (ii) 533,334 ordinary shares beneficially owned by Leifer Family Fund, LLC, (iii) 166,667 ordinary shares issuable to Leifer Capital Advisors, LLC Defined Benefit Plan upon the exercise of warrants and exercisable within 60 days of April 30, 2019, (iv) 266,667 ordinary shares issuable to Leifer Family Fund, LLC upon the exercise of warrants and exercisable within 60 days of April 30, 2019, (v) 635,294 ordinary shares issuable to Leifer Capital Advisors, LLC Defined Benefit Plan upon the conversion of a convertible loan and exercisable within 60 days of April 30, 2019. The shares listed as beneficially owned by Leifer partners or Leifer are held of record by Leifer Capital Advisors, LLC Defined Benefit Plan and Leifer Family Fund, LLC.

(10)	Includes (i) 1,336,140 ordinary shares beneficially owned, (ii) options to purchase 302,925 ordinary shares exercisable within 60 days of April 30, 2019.

(11)

Includes (i) 128,332 ordinary shares beneficially owned, (ii) 927,916 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of April 30, 2019, (ii) 501,180 ordinary shares issuable upon the conversion of a convertible loan and exercisable within 60 days as of April 30, 2019.

(12)

Includes (i) 798,860 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of April 30, 2019, (ii) 736,236 ordinary shares issuable upon the conversion of a convertible loan and exercisable within 60 days as of April 30, 2019.

(13)

Includes (i) 1,200,002 ordinary shares beneficially owned, (ii) 120,000 ordinary shares issuable upon the exercise of outstanding options exercisable within 60 days of April 30, 2019. Steven Hsieh is a Managing Director of Infinity Group, the parent company of Infinity IP Bank International (Suzhou) Co., Ltd. Steven Hsieh has sole voting and dispositive power over all shares owned by Infinity IP Bank International (Suzhou) Co., Ltd.

(14)

Includes 1,278,166 ordinary shares beneficially owned. Hermetic Trust (1975) Ltd. has sole voting and dispositive power over all shares held by Hermetic Trust (1975) Ltd. in trust for Israel Electric Corporation Ltd.

Record Holders

As of April 30, 2019, our ordinary shares were held by 70 registered holder (including CEDE & Co.). Based on the information provided to us by our transfer agent, as of April 30, 2019, 6 registered holders were U.S. domiciled holders.

To our knowledge, the significant changes in the percentage of beneficial ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage of beneficial ownership held by GTRIMG above 5% in 2018; (ii) the increase in the percentage of beneficial ownership held by Teuza - A Fairchild Technology Venture Fund above 5% in 2017; (iii) the increase in the percentage of beneficial ownership held by Legov Ltd. above 5% in 2017; (iv) the increase in the percentage of beneficial ownership held by Jet CU P.C.B. Ltd above 5% in 2017; (v) the increase in the percentage of beneficial ownership held by Amnon Mendelboim above 5%  in 2018; (vi) the increase in the percentage of beneficial ownership held by Fineline PCB (Cyprus) Ltd. above 5%  in 2018, and (vii) the decrease in the percentage of beneficial ownership held by Eli Klein below 5%  in 2017.

B. Related Party Transactions

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

IEC Convertible Loan Agreement. On October 2010, we entered into a Convertible Loan Agreement with IEC, which is currently a significant shareholder, which agreement was amended on April 2012. Pursuant to this agreement, IEC loaned us an aggregate amount of NIS 3,000,000 (approximately $800,427) at an interest rate of 8% per annum. In April 2013, we entered into a Share Purchase Agreement with IEC pursuant to which the aggregate principal amount of such loan and all accrued but unpaid interest thereon were converted into 172,190 Series B-1 Preferred Shares. On November 26, 2014, as part of the Private Placement these shares were converted into our ordinary shares and following the shares split IEC holds 1,278,166. Pursuant to the terms of the Convertible Loan Agreement, IEC is also entitled to royalty payments equal to 2% of net sales of the Company’s products, up to an aggregate of NIS 8,000,000 (approximately $2,134,472). In addition, for a period of 10 years from the date of the first commercial sale of our products, IEC will be entitled to purchase our products, licenses and services, at prices which are at the lowest rate then offered or provided by the Company to any of its other customers for the same products, licenses or services (excluding demonstration units, pilot units, samples, and other customary promotional discounts which are sporadic in nature and do not represent on-going commercial basis prices with respect to the client), given similar quantities and commercial conditions.

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

Employment and Services Agreements. Employment and services agreements entered into with our senior managers, as described above under “Item 6 B. — Compensation — Employment or Service Agreements with Senior Managers.”

Indemnification Agreements with Directors and Senior Managers. Customary indemnification agreements with our directors and senior managers, as described above under “Item 6 C. ― Board Practices — Exculpation, Insurance and Indemnification of Office Holders.”

Option Agreement with Directors and Senior Managers. Option Agreements entered into with our directors and senior managers, as described above under “Item 6 E. — Share Ownership — Incentive Compensation Plan”.

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

Share Purchase Agreement with Jet CU. On March 8, 2018, we entered into a Share Purchase Agreement with Jet CU, pursuant to which Jet CU provided us with a convertible loan in an aggregate principal amount of $150,000 and received from us warrants to purchase 400,000 ordinary shares at an exercise price of $0.50 per share. The loan amount is convertible into ordinary shares at a conversion price of $1.00 per ordinary share. The loan amount bears interest of 5% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until March 8, 2023. Jet CU was issued on December 31 2018 warrants to purchase an additional 200,000 ordinary shares at an exercise price of $0.50 per share.

Consultancy Agreement with Ram Zeevi. On May 15, 2018, we entered into a consultancy agreement with RINC Green Ltd., or RINC Green, as amended on April 30 2019, or the Ram Zeevi Consultancy Agreement, pursuant to which Mr. Zeevi provides us with services in the field of business development in accordance with pre-approved monthly work plans, which includes introduction of potential business partners and investors as well as assistance in negotiations of business and investments terms. Pursuant to the terms of the Ram Zeevi Consultancy Agreement, RINC Green is currently entitled to a gross monthly fee in the amount of US $5,000 (25 hours per month at US $200 per hour rate) plus value added tax and to reimbursement of out-of-pocket expenses related directly to the provision of the consultancy services subject to prior written approval of the chief executive officer, to reimbursement of travel international travel and board expenses at the same standard as our chief executive officer and to an additional per-day fee equivalent to four hours per day abroad plus value added tax. Either we or RINC Green may terminate the agreement at any time for any reason by providing a 30-day prior written notice.

In addition to the foregoing, RINC Green is entitled to receive:

a)	a one-time payment in the amount of $25,000 (plus value added tax) upon an equity investment by an investor that was not introduced to us by the Mr. Zeevi;

b)	$150,000 in cash (plus value added tax) and options to purchase our ordinary shares upon an equity investment or execution of business contract resulting in at least US $2,000,000 in proceeds (or revenues) by an entity introduced to us by Mr. Zeevi, whereby the number of options will be calculated by dividing US $150,000 by the average common share price during the period of 90 days prior to the date upon which the Investment is actually made with an exercise price per share of NIS 0.01 (approximately $0.002);

c)	Options to purchase up to 120,000 our ordinary shares, at an exercise price per share of US $0.27. The options vest over a period of three years with one third of the options vesting on September 30, 2019, and the remaining two thirds will vest on a quarterly basis over the remaining two years. The options were issued on October 2, 2018; and

d)	An equity based award to be granted upon of an Exit Event, such that if our pre-money valuation will be equal to or higher than US $30,000,000 but less than US $50,000,000, the equity granted shall represent 0.4% of our share capital on a fully diluted basis or, if out pre-money valuation will be equal to or higher than US $50,000,000, than the equity granted shall represent 0.4% of our share capital on a fully diluted basis 1.0%.

An ‘Exit Event’ is defined as: (i) the consummation of an initial public offering of ordinary shares of the Company on a recognized stock exchange; or (ii) a sale of all or substantially all of the share capital of the Company to any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity, or a Person; or (iii) a sale, lease, conveyance or disposition of all or substantially all of the assets of the Company; or (iv) a merger of the Company with or into another entity in which the shareholders of the Company immediately prior to such merger, do not hold a majority of the share capital and voting rights of the surviving entity immediately following such event,  by virtue of their holdings in the Company prior to the consummation of the transaction, or a transaction or series of transactions in which a Person or group of Persons acquire more than 50% of the issued and outstanding share capital of the Company (other than an acquisition of such share capital from the Company); or (v) an uplisting to a higher exchange.

In the event that we terminate the Consultancy Agreement other than for Cause, and the Exit Event occurs within a period of 6 months of said termination, RINC Green will be entitled to the foregoing equity-based award.

Ram Zeevi is the son of Gadi Zeevi, who beneficially owns more than 10% of our ordinary shares.

See “Item 5.B. Liquidity and Capital Resources” for information on the 2018 Share Purchase Agreements with Jet CU, Terra SICAR, Terra LP, Ariel Lijtenstein and Marcelo Einhorn, our Convertible Loan Agreement with GTRIMG, our Convertible Loan Agreements with Fineline PCB (Cyprus) Ltd. or Fineline, and Convertible Loan Agreements with existing shareholders, such as Slobel, Marcelo Einhorn, Teuza – A Fairchild Technology Venture Ltd. and Legov Ltd.

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

Legal Matters

On December 31, 2017, a lawsuit against us was filed by Eshed Consulting and Financial Management Ltd., or Eshed. The complaint alleges that the Company owes Eshed a total amount of NIS 120,000 (approximately $32,017) in fees for professional financial services Eshed allegedly provided to us. On December 13, 2018, we signed a settlement agreement with Eshed under which we will pay Eshed a total of NIS 52,650 (approximately $14,047), such amount was fully paid by us as of the date of this annual report on Form 20-F.

On March 11, 2018, a lawsuit captioned Reinhold Cohn & Co. vs. (1) Digiflex Ltd., and (2) P.V. Nano Cell Ltd., Claim No. 21766-03-18, was filed in the Magistrate Court in Kfar Saba in Israel. The complaint alleges that we owe Reinhold Cohn NIS 80,298 (approximately $21,424) in fees for various services involving the protection of our intellectual property rights by way of registration of patents worldwide, including in the United States, Canada and Europe. In June 2018, we settled this claim for a total of NIS 82,798 (approximately $22,091), which were paid in nine (9) monthly installments commencing June 2018.

On March 11, 2018, a lawsuit captioned I.T.S Industrial Technologic Ltd. vs. (1) Digiflex Ltd., and (2) Dan Vilenski., a former director of Digiflex, Claim No. 512833740, was filed in the Magistrate Court in Rishon Letzion in Israel. On March 11, 2019, we settled this claim for a total of NIS 400,000 (approximately $106,724), paid in 12 monthly installments commencing April 2019.

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

Payment of dividends may also be subject to Israeli withholding taxes. See “Item 10 E. — Taxation — Certain Israeli Tax Considerations” for additional information.

B. Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2018 other than as described in Note 16 to our consolidated financial statements appear elsewhere in this annual report on Form 20-F.

ITEM 9. The Offer and Listing.

9.A.4 Offer and Listing Details

Our ordinary shares are quoted on the OTCQB under the symbol “PVNNF.”

9.B. Plan of distribution

Not applicable.

9.C. Market for ordinary shares

Not applicable.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

General

As of December 31, 2018, our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.01 (approximately $0.002) per share, of which 23,491,938 are issued and outstanding.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares do not have any preemptive rights.

Registration Number and Purposes of the Company

Our original articles of association were registered with the Israeli Registrar of Companies at the time of incorporation of the Company on June 24, 2009, under our Israeli registration number 514287093. Our purpose is set forth in Section 4 of our articles of association and includes every lawful purpose.

Voting Rights and Conversion

All ordinary shares will have identical voting and other rights in all respects.

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of directors

Under our amended and restated articles of association, our board of directors must consist of not less than three (3) but no more than seven (7) directors. Pursuant to our amended and restated articles of association, each of our directors, other than the external directors, for whom special election requirements apply under the Companies Law, will be appointed by a simple majority vote. Our Board consists of three (3) classes of directors (not including external directors who do not form part of any class), with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. A director shall hold office until his or her successors are elected and qualified.

In addition, our amended and restated articles of association allow our board of directors, at any time and from time to time, to appoint any person to be a director, to fill a vacancy however created. Further, our board of directors has the power, at any time and from time to time, to appoint any person to be a director in addition to the existing board of directors, so long as the total number of directors shall not at any time exceed the maximum number prescribed by the our amended and restated articles of association. A director appointed by our board of directors as aforementioned shall be deemed, for all intents and purposes, as having been appointed by the annual general meeting, and, without derogating from the generality of the aforesaid, shall serve as a director until the expiry of the term of office of the class to which he or she was appointed.

Further, under our amended and restated articles of association, GTRIMG Investments Ltd., or GTRIMG, is entitled to designate one non-voting observer to the board of directors, or the Observer. The Observer is entitled to attend and participate in all meetings of the board of directors in a non-voting, observer capacity. Subject to limitations, the Observer is entitled to receive notice of, to attend and to receive copies of any documentation distributed to the directors before, during or after, all meetings of the board of directors at the same time such notice or material is provided or delivered to members of the board of directors. In addition, in the event that and conditioned upon the conversion of the loan amount or the investment of at least US $2,000,000, GTRIMG shall be entitled to elect one director to our board of directors. Such director shall serve as the chairman of the board of directors, provided that such nominee has the required qualifications under applicable laws including the stock exchange rules then applicable.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four and 21 days prior to the date of the meeting, and in certain circumstances, between four and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Israeli Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Quorum

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders (not in default in payment of any sum) present in person, by proxy or written ballot who hold or represent between or among them at least 25% of the total our issued share capital. If within thirty (30) minutes from the time appointed for the general meeting the requisite quorum is not present, the meeting shall be dissolved, but shall stand adjourned to the same day in the next week at the same time the following week and at the same place or to a later date, if so specified in advance in the notice of the general meeting. All matters for which the general meeting was summoned shall be discussed at the adjourned meeting, provided that if the requisite quorum is not present at the adjourned meeting within thirty (30) minutes from the time appointed for such meeting, subject to the provisions of applicable law, one or more shareholders present in person or by proxy, shall constitute a quorum, unless the meeting was called pursuant to a request by our shareholders in accordance with the Companies Law, in which case the quorum required shall be one or more shareholders, present in person or by proxy, and holding the number of shares required for making such request. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our amended and restated articles of association. For special majority requirements under the Companies Law see “Item 6 C. — Board Practices”. Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our amended and restated articles of association also provide that a change to the provisions related to the committees of our board of directors, number of directors, the election or removal of any director from office, our board of directors proceedings and mergers and business combinations, requires the vote of at least 60% of our outstanding share capital having the right to vote, voting in person or by proxy at such general meeting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law.

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli law

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Pursuant to the Companies Law, if a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”). In addition, the Company shall not engage in any Business Combination with any Interested Shareholder for a period of three years following the time that such shareholder became an Interested Shareholder, unless either prior to such time the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; or upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Voting Shares of the Company outstanding at the time the transaction commenced.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger pursuant to regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations the target company. The court may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital or that of a certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders or the shareholders who holds shares of the same class for the purchase of all of the issued and outstanding shares of the company or of the same class, as applicable.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if offerees holding less than 2% of the company’s issued and outstanding share capital failed to approve such tender offer).

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether the shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court unless the acquirer stipulated that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, or the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private placement, provided that the general meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer, excluding the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, holders of 25% or more of the voting rights in the company or anyone on their behalf, including their relatives and entities controlled by them.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his or her acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special tender offer or had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended and restated articles of association, our Board of Directors may, from time to time, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Company, by resolution of the Board of Directors, may also raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it deems fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its unissued and/or its uncalled authorized capital for the time being.

The Company may, from time to time, by resolution of the Board of Directors, borrow funds or guarantee and/or provide securities for the payment of any sum by Company or by any other third party. Furthermore, the Company may, by resolution of the Board of Directors, borrow or secure the payment of such sums in the manner and under the conditions as it deems fit, whether by means of issuing debt Securities, whether against a floating charge on all or a portion of the Company’s assets, whether owned at such time or in the future, including capital not yet called, against liens or other security interests of any kind. Any debt Securities may be issued at a discount or a premium or in any other matter and on such terms and conditions that the Board of Directors deems appropriate, including with conversion, redemption or allotment rights.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Vstock Transfer, LLC. Its address is 18 Lafayette Place Woodmere, New York 11598, and its telephone number is (212) 828-8436.

C. Material Contracts

The following are summary descriptions of certain material agreements to which we are a party. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to this annual report on Form 20-F.

For a description of our material agreements relating to our strategic collaborations and research arrangements and other material agreements, please refer to “Item 4 B. — Business Overview ― Research and Development Agreements, License Agreements and Material Contracts”.

Employment Agreements

See “Item 6 B. — Compensation — Employment Agreements and Arrangements with Directors and Related Parties.”

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

Loan Agreement

On March 22, 2017, we received a loan for a principal amount of $162,000 from YA II PN, Ltd., or YA II, according to a promissory note executed between the parties. In connection with the loan, commitment fees in the total amount of $12,000 were deducted from the consideration received. The loan bears an interest rate of 12% annually, which must be repaid in five (5) equal monthly installments, commencing on May 31, 2017 and ending on September 30, 2017, subject to any early repayment in accordance with the terms set forth in the promissory note. In addition, pursuant to the loan agreement, YA II received a five-year Warrant to purchase 50,000 ordinary shares, at an exercise price of $1.50 per share. The loan was fully repaid by the Company on January 2, 2018. The loan was repaid in full.

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

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. Originally, the notes of Alpha Capital and First Fire, mature after 14 months, the remaining notes mature after 24 months. In October 2018 the lenders agreed to extend the original maturity date, in connection with the GTRIMG Convertible Loan Agreement. Except for the notes of Alpha Capital which mature earlier of: 24 months after their original maturity date or when the note under the GTRIMG Convertible Loan Agreement becomes due, the remaining notes mature 24 months as of the closing of the GTRIMG Convertible Loan Agreement GTRIMG, but in no event prior to payment or conversion of the GTRIMG loan under the GTRIMG Convertible Loan Agreement. The notes may be converted into ordinary shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00 but it was adjusted in January 2018, to $0.50 and further adjusted in October 2018 to $0.17, pursuant to the terms of the notes. In February 2018, Alpha Capital converted $10,313 worth of the notes into 20,626 shares, in April 2018, Alpha Capital converted $26,025 worth of the notes into 52,050 shares, and in April 2019, Alpha Capital converted $27,450 worth of the notes into 161,471 shares. In April 2018, First Fire converted $8,889 worth of the notes into 17,778 shares, in December 2018, First Fire converted $15,000 worth of the notes into 88,235 shares, in March 2019, First Fire converted $25,516 worth of the notes into 150,094 shares and in April 2019, First Fire converted $20,000 worth of the notes into 117,647 shares. We may require mandatory conversion of the notes in certain circumstances

Private Placement

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

Issuance of Shares to Sunrise Securities LLC (Service Provider)

On January 9, 2017, we entered into a Financial Advisory Agreement with Sunrise Securities LLC, or Sunrise, with respect to the transactions with Digiflex and any of its shareholders for the provision of financial advisory and investment services. On December 6, 2017, in connection with the abovementioned placement agent services, Mr. Amnon Mendelbaum was further issued warrants to purchase 675,926 ordinary shares at an exercise price of NIS 0.01 (approximately $0.002) per share. The amount of ordinary shares underlying such warrants is equal to 10% of the aggregate number of fully diluted ordinary shares purchased by Digiflex shareholders. The warrants may be exercised, in whole or in part, for a period of seven (7) years.

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

In each of February 2017 and January 2018, we issued 60,000 ordinary shares to Haytarr LLC in accordance with the Consulting and Engagement Agreements entered into between us and Haytarr. Furthermore, between March and May 2017, we issued 5,000 ordinary shares to Trident Partners Ltd., 9,000 ordinary shares to John H. Cierski, 9,000 ordinary shares to Anton J. Gerdes and 27,000 ordinary shares to David S. Kaplan, all on behalf of Madison Global Partners, LLC in accordance with the Consulting and Engagement Agreements entered into between us and Madison. Additionally, in December 2017 we issued 75,000 ordinary shares to Tysadco Partners LLC, a service provider of the Company.

In January 2018, we issued 65,000 ordinary shares to Atlanta Capital a service provider of ours.

Between July and October 2018, we issued 150,000 ordinary shares to Emerging Markets Consulting LLC, a service provider of ours.

Between February and November 2018, we issued 68,750 ordinary shares to Dov Weinberg a service provider of ours.

In February 2019, in exchange for the aforementioned services rendered by Mr. Amnon Mandelbaum, President of Sunrise Securities LLC, or Sunrise, we issued Mr. Mandelbaum warrants to purchase up to 1,411,765 ordinary shares at an exercise price of $0.27, which may be adjusted in accordance with terms of the GTRIMG Convertible Loan Agreement, but in any event not lower than $0.17 per share. The warrants may be exercised, in whole or in part, for a period of five (5) years. The number of ordinary shares underlying the foregoing warrants is equal to 10% of the aggregate number of warrants and fully diluted ordinary shares deemed to be issuable under the Convertible Loan Agreement with Fine Line.

Share Purchase Agreement with Jet CU P.C.B. Ltd.

See “Item 7 B. — Related party transactions”.

Memorandum of Understanding with Dip-Tech Ltd.

In February 2018, we entered into a Memorandum of Understanding or MOU with Dip-Tech Ltd. or Dip-Tech, which sets forth the key terms, including the intellectual property rights, of the collaboration between the parties for the development and commercialization of conductive Dip-Tech digital ink for glass digital printers based on our dispersion. The MOU was in effect for a period of twelve (12) months as of the date of its execution, and has been extended for an additional 12 months (automatically). If, within said twelve (12) months, the cooperation is successful, the parties will commence negotiations in regards to the terms of a definitive commercial agreement.

Share Exchange Agreement with Digiflex

On December 3, 2017, we entered into a Share Exchange Agreement with Digiflex according to which the Digiflex shareholders, representing the entire share capital of Digiflex on a fully diluted basis, sold to and exchanged with us all shares of Digiflex which they held in consideration for our ordinary shares, par value NIS 0.01 (approximately $0.002) per share at a conversion rate of 33.698 shares of Digiflex for each share of the Company.

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

Share Purchase Agreement with Slobel NV

On May 8, 2018, we entered into a Share Purchase Agreement with Slobel NV, pursuant to which Slobel provided us with a convertible loan in an aggregate principal amount of $170,000 and received from us warrants to purchase 170,000 ordinary shares at an exercise price of $0.50 per share. The loan amount is convertible into ordinary shares at a conversion price of $1.00 per ordinary share. The loan includes a 10% original issue discount and bears interest of 6% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until May 7, 2023.

See “Item 5.B. Liquidity and Capital Resources” for information on the 2018 Share Purchase Agreements with Jet CU, Terra SICAR, Terra LP, Ariel Lijtenstein and Marcelo Einhorn, our Convertible Loan Agreement with GTRIMG, our Convertible Loan Agreements with Fineline PCB (Cyprus) Ltd. or Fineline, and Convertible Loan Agreements with existing shareholders, such as Slobel, Marcelo Einhorn, Teuza – A Fairchild Technology Venture Ltd. and Legov Ltd.

D. Exchange Controls.

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except for ownership by nationals of certain countries that are, or have been, declared as enemies of Israel or otherwise as set forth under “Item 10 E. — Taxation.”

E. Taxation

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax. In 2018 and thereafter the corporate tax rate is 23% of their taxable income. The corporate tax rate for 2017 was 24%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technology Enterprise (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are generally subject to corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, which we refer to as the Industry Encouragement Law, provides several tax benefits for “Industrial Company,” which is defined as Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” that it owns and located in Israel or in the “Area”, in accordance with the definition in section 3a of the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production. Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of purchased patent, rights to use a patent and rights to know-how, which are used for the development or advancement of the Industrial Enterprise, commencing in the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. There can be no assurance that we will qualify as an industrial company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment and manufacture activity are made. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise or a Technology Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

The following discussion is a summary of the Investment Law following its recent amendments:

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions. The tax benefits under the 2011 Amendment also include accelerated depreciation and amortization for tax purposes.

As of January 1, 2014, dividends distributed from income which is attributed to a “Preferred Enterprise” or to a Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate)) (ii) Israeli resident individuals – 20% (iii) non-Israeli residents (individuals and corporations) - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In 2017-2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

Currently, we are not entitled to receive the tax benefits described above and there can be no assurance that we will be entitled to receive such benefits at any time in the future. Furthermore, there can be no assurance that even if in the future we meet the relevant requirements for such tax benefits, that such tax benefits will be available to us at all.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $53 million), and the sale receives prior approval from the National Authority for Technological Authority (previously known as the Israeli Office of the Chief Scientist), referred to as the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $133 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

Currently, we are not entitled to receive the tax benefits described above and there can be no assurance that we will be entitled to receive such benefits at any time in the future. Furthermore, there can be no assurance that even if in the future we meet the relevant requirements for such tax benefits, that such tax benefits will be available to us at all

Taxation of Our Israeli Resident Shareholders on Receipt of Dividends

Individuals

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a Substantial Shareholder (as defined below) at the time of distribution or at any time during the preceding twelve (12) month period. However, dividends distributed from taxable preferred income are subject to withholding tax at the rate of 20%.

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

Corporations

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on ordinary shares held by such Israeli resident corporations as long as the profits out of which the dividends were paid were derived in Israel.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

Individuals

The income tax rate applicable to real capital gains derived by an Israeli individual resident from the sale of shares that were purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a Substantial Shareholder at the time of sale or at any time during the preceding twelve (12) month period or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%.

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2017 and 2018, including Excess Tax as detailed below).

Corporations

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 24% in 2017, and is 23% from 2018 and onwards.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time he or she receives the dividend or on any date in the twelve (12) months preceding such date), or 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a lower rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). If the dividend is attributable partly to income derived from a Preferred Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

A non-Israeli resident who has dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income; provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

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

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year; (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power of the Company during any part of the twelve (12) month period preceding such sale, exchange or disposition, subject to certain conditions; (iii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the Treaty U.S. Resident located in Israel, subject to certain conditions, (iv) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S.-Israel Income Tax Treaty.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 641,880 for 2018, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

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

Taxation of U.S. Holders

Distributions. Subject to the discussion below under “Passive Foreign Investment Company” and the new laws under the TCJA (as defined below) a U.S. Holder that receives a distribution with respect to an ordinary share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Israeli tax withheld from such distribution) when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any distributions in excess of our earnings and profits will be applied against and will reduce (but not below zero) the U.S. Holder’s tax basis in its ordinary shares, and, to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of our ordinary shares. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that the entire amount of any distribution generally may be reported as dividend income.

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

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid on the ordinary shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. If a U.S. Holder is eligible for benefits under the U.S.-Israel Tax Treaty or are otherwise entitled to a refund for the taxes withheld, that U.S. Holder will not be entitled to a foreign tax credit or deduction for the amount of any Israeli taxes withheld in excess of the maximum rate under the U.S.-Israel Tax Treaty or for the taxes with respect to which that U.S. Holder can obtain a refund from the Israeli taxing authorities. A foreign tax credit for Israeli taxes imposed on distributions may be denied if the U.S. Holder does not satisfy certain minimum holding period requirements. Because the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

 On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received after January 1, 2018 from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company. In addition, dividends paid on the ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Under current U.S. federal income tax law, certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The 20% reduced maximum tax rate does not apply unless certain holding period requirements are satisfied. Furthermore, dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below). As discussed below under “Passive Foreign Investment Company,” we have not determined whether we have been a PFIC for 2018 or any previous year, or in any future years.

The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

Sale, Exchange or Other Disposition of Ordinary Shares. Subject to the discussion under “Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, or other disposition of our ordinary shares in an amount equal to the difference between the amount realized on the sale, exchange, or other disposition and the U.S. Holder’s adjusted tax basis (determined under U.S. federal income tax rules) in such ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares exceeds one year, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20% for taxable years) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the U.S.-Israel Tax Treaty. The additional 3.8% “net investment income tax” (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our ordinary shares by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on the corporation’s income, assets, and activities for such year. We have not determined whether we have been a PFIC for any previous year prior to 2018. Also we cannot assure that we will not be considered a PFIC for 2018, based on the analysis of our tax advisors, we do not expect to be a PFIC for the 2018 tax year. We did not conducted an analysis whether we will be a PFIC in 2019 or in any future years.

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

To the extent a distribution on our ordinary shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Item 10 E. — Taxation — Taxation of U.S. Holders — Distributions”. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our ordinary shares.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statements by Experts.

Not applicable.

H. Documents on Display.

You may read and copy this annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC through the SEC’s website at http://www.sec.gov.

As a foreign private issuer, are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not be required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We maintain a corporate website at www.pvnanocell.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

I. Subsidiary Information.

We have two (2) wholly owned subsidiaries, Nano Size Ltd., a private company organized under the laws of the state of Israel which we acquired on December 31, 2009, and Digiflex Ltd. (including its two wholly owned subsidiaries), which we acquired on December 3, 2017.

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

ITEM 12. Description of Securities Other Than Equity Securities

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2018 as a result of the material weaknesses identified in our internal control over financial reporting. These material weaknesses are discussed in “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses in internal control over financial reporting that were identified (among other things) were: (i) significant parts of entity level controls are missing, (ii) lack of segregation of duties (iii) controls’ effectiveness testing were predominantly not performed, inter alia, due to nonperformance of controls or absence of evidence for controls’ performance (iv) non-remediation of material weaknesses identified in prior years. Based on such assessment, management has concluded that, as of December 31, 2018, our internal control over financial reporting is ineffective based on those criteria.

Due to lack of resources, during 2018, as in previous years, we were unable to implement in any material respect our remediation plans for the material weaknesses identified in prior years. We intend to take appropriate and reasonable steps (beyond few already taken such as (i) hiring an outsourced chief financial officer with significant U.S. GAAP and SEC reporting experience and (ii) establishing an Audit Committee and Compensation Committee. Ms. Orly Solomon, a member of each of these committees, serves as the Chairperson of each and has relevant U.S. GAAP accounting, SEC reporting and internal control experience) to make the necessary improvements to remediate these deficiencies, provided that we have the resources to implement them.

(c) Attestation Report of the Registered Public Accounting Firm. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because as long as we qualify as an “emerging growth company” under the JOBS Act, we are exempt from such requirement pursuant to the JOBS Act.

(d) Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert.

Our board has determined that Ms. Orly Solomon, who serves as the chairperson of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Rules. Ms. Solomon is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Nasdaq Rules. For Ms. Solomon’s relevant experience, see “Item 6 A. — Directors and Senior Management”.

ITEM 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq Stock Market Listing Rules, which refers to Section 406(c) of the Sarbanes-Oxley Act. Section 406(c) of the Sarbanes-Oxley Act provides that a “code of ethics” means such standards as are reasonably necessary to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the issuer; and (iii) compliance with applicable governmental rules and regulation.

The full text of the Code of Business Conduct and Ethics is posted on our website at www.pvnanocell.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. We will provide a copy of such Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. Principal Accountant Fees and Services.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2018 and 2017, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2018 and 2017.

	Year ended December 31,
	2018	2017

Audit Fees	$115,000	$100,000
Tax Fees	15,000	5,000
Total	$130,000	$105,000

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

Audit Committee Pre-Approval Policies and Procedures

Our audit committee, established in February 2018, provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by Kost Forer Gabbay & Kasierer during 2018 and 2017 and the fees paid for such services.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

ITEM 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

ITEM 16G. Corporate Governance.

Not applicable.

ITEM 16H. Mine Safety Disclosure.

Not applicable.

PART III

ITEM 17. Financial Statements

Not Applicable.

ITEM 18. Financial Statements.

Please refer to the consolidated financial statements beginning on page F-1. The following consolidated financial statements, its schedules and related notes are filed as part of this annual report on Form 20-F, together with the report of the independent registered public accounting firm.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

- - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUTING FIRM

To the Shareholders and Board of Directors of

P.V. NANO CELL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PV Nano Cell Ltd. (the “Company”) and its subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with US generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

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

/S/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2009.

Tel-Aviv, Israel

May 15, 2019

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars

	December 31,
	2018	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$144,948	$450,305
Restricted cash	14,674	15,380
Accounts receivable, net	200,776	81,345
Other current assets	65,011	55,298
Inventory, net	53,344	100,883

Total current assets	478,753	703,211

NON-CURRENT ASSETS:
Property and equipment, net	300,702	431,772
Intangible asset, net	3,821,844	4,292,617
Goodwill	3,026,036	3,187,417

Total non-current assets	7,148,582	7,911,806

Total assets	7,627,335	8,615,017

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term bank credit	—	64,900
Short-term loans	—	97,618
Trade payables	709,269	1,006,052
Employees and payroll accruals	359,273	433,145
Accrued expenses and other current liabilities	842,142	1,025,161
Convertible loans	226,661	492,385

Total current liabilities	2,137,345	3,119,261

NON-CURRENT LIABILITIES:
Capital note	32,000	57,658
Receipt on account of ordinary shares and warrants	—	600,000
Convertible loans	1,809,816	—
Warrants presented at fair value	945,025	2,035,378

Total non-current liabilities	2,786,841	2,693,036

Total liabilities	4,924,186	5,812,297

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value - Authorized: 200,000,000 and 100,000,000 ordinary shares as of December 31, 2018 and 2017, respectively; Issued and outstanding: 23,491,948 and 21,737,263 ordinary shares as of December 31, 2018 and 2017, respectively	63,301	58,559
Additional paid in capital	19,698,606	17,830,361
Accumulated deficit	(17,058,758)	(15,086,200)

Total shareholders’ equity	2,703,149	2,802,720

Total liabilities and shareholders’ equity	$7,627,335	$8,615,017

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars

	Year ended December 31,
	2018	2017	2016

Revenues	$460,739	$88,691	$67,678
Other income	—	—	10,403

Total revenues	460,739	88,691	78,081

Cost of revenues	388,265	94,238	78,622
Amortization of intangible assets	470,773	37,694	—

Gross loss	398,299	43,241	541

Operating expenses:

Research and development	1,090,295	787,025	976,882
Less - research and development grants	(314,652)	(382,134)	(344,056)
Research and development, net	775,643	404,891	632,826
Sales and marketing	550,008	480,963	336,287
General and administrative	1,297,711	1,227,632	571,110
Goodwill impairment	161,381	—	—
Acquisition related costs	—	750,956	—

Total operating expenses	2,784,743	2,864,442	1,540,223

Operating loss	3,183,042	2,907,683	1,540,764
Financial (income) expenses, net	(1,210,484)	(63,778)	80,636

Net loss	$1,972,558	$2,843,905	$1,621,400

Net loss per ordinary share:
Basic and diluted net loss per ordinary share	$0.09	$0.19	$0.12

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	23,142,850	15,249,947	13,704,673

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars

	Ordinary shares
	Number of ordinary shares	Amount	Additional paid-in Capital	Accumulated deficit	Total

Balance as of January 1, 2016	12,907,898	$33,506	$8,927,429	$(10,616,516)	$(1,655,581)

Issuance of ordinary shares, net of issuance cost	1,234,001	3,199	1,010,609	—	1,013,808
Beneficial conversion feature related to bridge financing notes	—	—	74,160	—	74,160
Conversion of bridge financing notes to ordinary shares	274,667	713	205,287	—	206,000
Exercise of warrants	28,638	76	26,175	—	26,251
Exercise of options	59,922	154	—	—	154
Stock based compensation	—	—	52,389	—	52,389
Cumulative effect adjustment from adoption of ASU 2016-09	—	—	4,379	(4,379)	—
Net loss	—	—	—	(1,621,400)	(1,621,400)

Balance as of December 31, 2016	14,505,126	37,648	10,300,428	(12,242,295)	(1,904,219)

Issuance of ordinary shares, net of issuance cost	7,232,137	20,911	7,393,799	—	7,414,710
Stock based compensation	—	—	136,134	—	136,134
Net loss	—	—	—	(2,843,905)	(2,843,905)

Balance as of December 31, 2017	21,737,263	$58,559	$17,830,361	(15,086,200)	$2,802,720

Issuance of ordinary shares	1,167,615	3,116	958,654	—	961,770
Issuance of ordinary shares in connection with conversion of convertible loans	178,689	477	58,730	—	59,207
Issuance of ordinary shares in connection with Professional service rendered	343,750	968	220,508	—	221,476
Beneficial conversion feature related to convertible loans	—	—	338,266	—	338,266
Issuance of warrants	—	—	137,284	—	137,284
Exercise of options	64,631	181	813	—	994
Stock based compensation	—	—	153,990	—	153,990
Net loss	—	—	—	(1,972,558)	(1,972,558)

Balance as of December 31, 2018	23,491,948	$63,301	$19,698,606	$(17,058,758)	$2,703,149

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,972,558)	$(2,843,905)	$(1,621,400)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	149,307	88,289	55,212
Amortization	470,773	37,694	—
Fair value of warrants issued for services	119,779	738,091	—
Interest and accretion back in connection with convertible loans	1,019,402	(282,015)	—
Interest expense in connection with a short-term loan	—	13,289	—
Share-based compensation	153,990	136,134	52,389
Professional service received in connection with issuance of ordinary shares	221,476	298,600	—
Goodwill impairment	161,381	—	—
Beneficial conversion feature related to bridge financing notes	—	—	74,160
Change in operating assets and liabilities:
Change in restricted cash	706	—	—
Change in accounts receivable	(119,431)	28,087	(18,807)
Change in other current assets	(9,713)	274,179	(19,223)
Change in inventories	47,539	(11,311)	(5,613)
Change in trade payables	(296,783)	(153,892)	164,926
Change in employees and payroll accruals	(73,872)	90,028	33,314
Change in accrued expenses and other current liabilities	(183,019)	(91,273)	(20,167)
Change in fair value of warrants and capital note	(2,280,318)	(491,884)	(25,936)
Net cash used in operating activities	(2,591,341)	(2,169,889)	(1,281,273)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(18,237)	(2,185)	(13,860)
Net cash used in investing activities	(18,237)	(2,185)	(13,860)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible loans, net of issuance costs	1,898,130	774,400	206,000
Proceeds from issuance of ordinary shares, net of issuance costs	567,615	388,019	1,013,808
Proceeds from issuance of warrants	—	684,015	—
Receipt on account of ordinary shares and warrants	—	600,000	—
Proceeds from warrants exercise	—	—	26,251
Proceeds from stock options exercise	994	—	154
Proceeds from issuance of warrants classified as liability	—	—	183,260
(Decrease) increase in short term bank credit	(64,900)	37,723	(19,030)
Proceeds in connection with a promissory note	—	162,000	—
Repayment of the promissory note principal	(25,510)	(150,000)	—
Repayment of short-tern bank loan	(72,108)	—	—
Net cash provided by financing activities	2,304,221	2,496,157	1,410,443

Increase (decrease) in cash and cash equivalents	(305,357)	324,083	115,310
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	450,305	126,222	10,912

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$144,948	$450,305	$126,222

SUPPLEMENTAL INFORMATION AND DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Issuance of ordinary shares in connection with acquisition (see also Note 3)	$—	$6,728,091	$—
Conversion of convertible loans including interest to ordinary shares	$59,207	$—	$206,000
Purchase of property and equipment on credit	$—	$—	$224,550
Issuance of ordinary shares	$394,155	—	—

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:-	GENERAL

a.	P.V. Nano Cell Ltd. (the “Company”) was incorporated in June 2009 under the laws of Israel. The Company along with its two fully owned Israeli subsidiaries: Nano Size Ltd. (“Nano Size”) and Digiflex Ltd (“Digiflex”) are mainly engaged in developing, manufacturing, marketing and commercializing conductive inks for digital inkjet conductive printing applications and manufacturing printing machines, which offers solutions for inkjet print-quality technologies. Refer to Note 3 for additional information regarding the acquisition of Digiflex and its fully owned subsidiaries that were acquired on December 3, 2017. The Company, Nano Size, Digiflex and Digiflex fully owned subsidiaries jointly defined as the “Group”.

During 2013, the Company formed a Chinese joint venture (“JV”) together with three shareholders. The Company owned 40% of the outstanding equity securities of the JV. The JV was inactive and dissolved during 2018.

b.	Since its inception, the Group has incurred operating losses and has used cash in its operations. During the year ended December 31, 2018, the Group used cash in operating activities of approximately $2.6 million, incurred a net loss of approximately $2.0 million and had a total accumulated deficit of approximately $17.1 million as of December 31, 2018. The Group requires additional financing in order to continue to fund its current operations and to pay existing and future liabilities.

The Group intends to finance operating costs over the next twelve (12) months through issuance of equity securities or debts and by increasing its inflow from revenue. The Group is currently negotiating with third parties in an attempt to obtain additional sources of funds which, in management’s opinion, would provide adequate cash flows to finance the Group’s operations. The satisfactory completion of these negotiations is essential to provide sufficient cash flow to meet current operating requirements. However, the Group cannot give any assurance that it will be able to achieve a level of profitability from the sale of its products to sustain its operations in the future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

b.	Use of estimates:

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

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates (cont.):

On an ongoing basis, the Company’s management evaluates estimates, including those related to tax assets and liabilities, fair values of stock-based awards, warrants to purchase the Company’s ordinary shares, capital note and inventories write-offs. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

c.	Consolidated financial statements in U.S. dollars:

The accompanying consolidated financial statements have been prepared in U.S. dollars (“dollar” or “dollars”).

A substantial portion of the Group’s costs are incurred in New Israeli Shekels (“NIS”). However, the Group finances its operations mainly in U.S. dollars and a majority of the Group’s revenues are denominated in dollars. As such, the Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the U.S. dollar.

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

d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, intercompany transactions and balances have been eliminated upon consolidation.

e.	Inventory, net:

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

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

%

Computers	15 – 33
Equipment	7 – 33
Office furniture	6 – 15
Leasehold improvements	(*)

(*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected life of the improvement.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Property and equipment (cont.):

Long-lived assets of the Group are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group did not record any impairment losses during the years ended December 31, 2018, 2017 and 2016.

g.	Goodwill:

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

The evaluation of goodwill impairment requires the Company to make assumptions associated with its reporting unit fair value. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

The Company applied the quantitative goodwill impairment test as mentioned above, the results of such test were that the reporting unit’s carrying value was greater than its fair value and as a result, the Company recorded a goodwill impairment charge of $161,381 and presented such charge as a separate line item within its statement of operations for the year ended December 31, 2018.

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

The Group did not record any intangible assets impairment during the years ended December 31, 2018 and 2017.

i.	Revenue Recognition:

Revenues from ink, services and maintenance are recognized in accordance with ASC No. 605-15, “Revenue Recognition” when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, and collectability is reasonably assured.

Other income, represent a sale of production waste.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Research and development, net:

Research and development expenses are charged to the consolidated statements of operations as incurred, net of grants received, as described in section k. below.

k.	Government grants:

The Group receives participation funds and grants, which represents participation of the government of Israel and European grants. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred.

l.	Income taxes:

The Group accounts for income taxes in accordance with ASC No. 740, “Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that more likely than not to be realized.

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

The fair value for options granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	2018	2017	2016

Dividend yield	0%	0%	0%
Expected volatility	60%	64%-70%	68%-71%
Risk-free interest	2.15%-2.91%	1.78%-2.28%	0.83%-0.97%
Expected life (in years)	3.5-4.37	7	2.98

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. The Group’s cash and cash equivalents balances are managed in major banks in Israel.

The majority of the Group’s cash and cash equivalents are deposited in major banks in Israel. Deposits in Israel are not insured. Generally, these deposits may be withdrawn upon demand and therefore bear low risk.

The Group’s accounts receivables are derived from sales mainly in Israel, Europe and the US. Concentration of credit risk with respect to accounts receivables is limited by ongoing credit evaluation and account monitoring procedures. The Group performs ongoing credit evaluations and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as known disputes, age of the receivable balance and past experience. Allowance for doubtful accounts amounted to $0 and $2,720 as of December 31, 2018 and 2017, respectively. The Group writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense.

o.	Severance pay:

Pursuant to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”), the Group’s Israeli employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Group to an Israeli insurance company. Payments in accordance with Section 14 release the Group from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Group’s consolidated balance sheets.

Severance expenses for the years ended December 31, 2018, 2017 and 2016 amounted to $64,261, $40,568 and $44,511, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments:

The Group applies ASC 820, “Fair Value Measurements and Disclosures”. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Group uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent from the Group. Unobservable inputs are inputs that reflect the Group’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.
Level 2	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In accordance with ASC 480, the Group measures its warrants to purchase the Company’s ordinary shares classified as liability and the capital note at fair value. The carrying amounts of cash and cash equivalents, accounts receivables, other current assets, trade payables and other accounts liabilities approximate their fair value due to the short-term maturity of such instruments.

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	-	-	$945,025	$945,025
Capital note	-	-	32,000	32,000

Total financial liabilities	-	-	$977,025	$977,025

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	-	-	$2,035,378	$2,035,378
Capital note	-	-	57,658	57,658

Total financial liabilities	-	-	$2,093,036	$2,093,036

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments (cont.):

The following table presents reconciliations for the Company’s liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3):

Level 3

Balance as of January 1, 2016	$1,005,490

Fair value of warrants issued and capital note	183,260
Changes in Fair value of warrants and capital note	(25,936)

Balance as of December 31, 2016	1,162,814

Fair value of warrants issued	684,015
Fair value of warrants granted for services	738,091
Changes in Fair value of warrants and capital note	(491,884)

Balance as of December 31, 2017	2,093,036

Fair value of warrants issued	966,094
Fair value of warrants granted for services	119,779
Changes in Fair value of warrants and capital note	(2,201,884)

Balance as of December 31, 2018	$977,025

q.	Basic and diluted net loss per ordinary share:

Basic net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of ordinary shares considered outstanding during the year in accordance with ASC 260, “Earnings Per Share”. Diluted loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during the year, plus the dilutive effect of ordinary shares considered outstanding during the year.

The total number of ordinary shares related to the outstanding stock options excluded from the calculations of diluted loss per ordinary share, since it would have an anti-dilutive effect, was 1,714,039, 1,429,713 and 836,514 for the years ended December 31, 2018, 2017 and 2016, respectively. The total number of warrants to purchase ordinary shares related to the outstanding options excluded from the calculations of diluted loss per ordinary share, since it would have an anti-dilutive effect, was 98,435,325, 4,879,701 and 2,834,410 for the years ended December 31, 2018, 2017 and 2016, respectively (the amount presented for the year ended December 31, 2018 was calculated based on applying an exercise price of $0.17 for the convertible loans and its related warrants issued on October, November and December 2018, see Note 8f., 8g. and 8h. for additional information).

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

Acquisition related costs are recorded within the statement of operations in the period it was incurred.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Contingencies:

The Group is involved in various commercial, government investigation and other legal proceedings that arise from time to time. The Group records accruals for these types of contingencies to the extent that the Group concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Group will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Group accrues for the minimum amount within the range. The Group records anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Legal costs are expensed as incurred.

t.	Recently issued accounting standards:

Adopted in the current year:

1.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. The Group adopted this guidance commencing January 1, 2018.

Not yet adopted in the current year:

2.	In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC 605”), Revenue Recognition, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new revenue standard permits companies to either apply the requirements retrospectively to all prior periods presented or apply the requirements in the year of adoption through a modified retrospective approach with a cumulative adjustment. Due to the Company’s emerging growth company status, these new standards will become effective for the Company starting the first quarter of 2019. The Group is intent to adopt the modified retrospective approach starting the first quarter of 2019.

3.	In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a financial or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. The ASU is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. Due to the Company’s emerging growth company status, these new standards will become effective for the Company starting the first quarter of 2020. The Group is currently evaluating the effects of this guidance will have on its consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Recently issued accounting standards (cont.):

Not yet adopted in current year (cont.):

4.

In June 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-07. This ASU supersedes ASC 505-50, Equity - Equity-Based Payments to Non-Employees, and expands the scope of ASC 718 to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. As a result, most of the guidance in Topic 718 associated with employee share-based payments, including most of its requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. Entities should apply the amendments on a modified retrospective basis, through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the ASU is adopted, for all:

1. Liability-classified nonemployee awards that have not been settled as of the adoption date and

2. Equity-classified nonemployee awards for which a measurement date has not been established.

The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted for periods in which financial statements have not yet been issued. Due to the Company’s emerging growth company status, these new standards will become effective for the Company starting the first quarter of 2021. The Group is currently evaluating the effects of this guidance will have on its consolidated financial statements.

5.	In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13. This update replaces the incurred loss impairment methodology in current U.S. GAAP for recognizing credit losses with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, the guidance requires to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. Due to the Company’s emerging growth company status, these new standards will become effective for the Company starting the first quarter of 2021. The Group is currently evaluating the effects of this guidance will have on its consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	ACQUISITION

a.	Digiflex:

On December 3, 2017 (“Transaction Date”), the Company consummated the acquisition of 100% of the shares of Digiflex and its two wholly-owned subsidiaries: Digiflex Inc. and Digiflex HK Limited in an all-stock transaction. Digiflex was incorporated in Israel in March 2008, it manufactures printing machines, which offers solutions for inkjet print-quality technologies. Digiflex develops a unique bi-component ink, which enables the use of ink-jet technology in various industrial procedures. Digiflex Inc. was incorporated in the United States and is engaged in sales and marketing of the Digiflex’s products. Digiflex HK Limited was incorporated in Hong-Kong was inactive since inception and materially dissolved during March 2019. The Company issued 6,560,471 ordinary shares and 198,788 stock options to Digiflex former shareholders and option holders. Upon closing, the Company was owned 25% by the pre closing Digiflex shareholders and option holders and 75% by the pre closing shareholders and option holders of Company on a fully diluted basis as defined in the agreement.

In addition, as part of the purchase agreement, Digiflex former shareholders’ also invested $200 thousand in Digiflex prior to the transaction to satisfy some of its liabilities.

The Company incurred acquisition related costs totaling $75,000 in cash and also granted 675,926 warrants to the Company’s consultants at an exercise price of NIS 0.01 ($0.002 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) per ordinary share, the fair value of the warrants amounted to $675,926 and were included as part of the acquisition related costs within the statement of operations. The issued 675,926 warrants are exercisable on a cashless basis under certain circumstances among other things and as a result were classified as liabilities accordance with ASC 480. As of December 31, 2018 and 2017, the fair value of the warrants amounted to $70,968 and $675,926, respectively

The main reason for the acquisition is to get the special technologies developed by Digiflex, a special cost efficient printer based on a commercial printing platform, very high accuracy (ten (10) inks in parallel printing) and special polymeric inks.

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

The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Restricted cash	$15,380
Accounts receivable	90,825
Prepaid expenses and other current assets	195,580
Inventory	32,500
Property and equipment	116,884
Short-term bank loan	(80,829)
Trade payable	(486,407)
Employees and payroll accruals	(171,319)
Accrued expenses and other current liabilities	(502,251)
Intangible assets	4,330,311
Goodwill	3,187,417
Total purchase price	$6,728,091

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	ACQUISITION (Cont.)

b.	Intangible assets:

The fair value of the intangible assets was based on the market participant approach to valuation, performed by a reputable third-party valuation firm using estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the Digiflex acquisition:

	Purchase price	Estimated useful life

Technology	$4,284,315	Ten (10) years
Backlog	45,996	One (1) year

Total amount allocated to intangible assets	$4,330,311

NOTE 4:-	OTHER CURRENT ASSETS

	December 31,
	2018	2017

Government authorities	$48,335	$50,169
Other	16,676	5,129

	$65,011	$55,298

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017
Cost:
Equipment	$575,432	$634,203
Computers	33,122	9,060
Office furniture	29,906	23,260
Leasehold improvements	23,461	75,841

	658,921	742,364

Accumulated depreciation:	358,219	310,592

Property and equipment, net	$300,702	$431,772

Depreciation expenses for the years ended December 31, 2018, 2017 and 2016 were $149,307, $88,289 and $55,212, respectively. Also, the Company disposed $101,680 worth of property and equipment during the year ended December 31, 2018.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:-	INTANGIBLE ASSETS, NET

	December 31,
	2018	2017
Cost:
Technology	$4,284,315	$4,284,315
Backlog	45,996	45,996

	4,330,311	4,330,311

Accumulated amortization:	508,467	37,694

Intangible assets, net	$3,821,844	$4,292,617

Amortization expenses for the years ended December 31, 2018, 2017 and 2016 were $470,773, $37,694 and $0, respectively.

NOTE 7:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2018	2017

Provision for professional fees	$603,038	$572,875
Government authorities	33,902	132,612
Grants received in advance	66,339	107,162
Provision for legal claims	8,083	74,612
Other	130,780	137,900

	$842,142	$1,025,161

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING

a.	In February and March 2016, the Company issued convertible bridge financing notes (the “Additional Notes”) with an aggregate principal amount of $206,000. Each Additional Note may be converted at the choice of the holder into the same class of securities offered by the Company in its next equity financing transaction completed within six months after the issuance date of such note, or, if no such transaction is completed within such six month period, the notes will be converted into units at a price of $1.50 per unit.

The Additional Notes accrue interest at a rate of 6% per year. No interest shall accrue if the principal sum is converted pursuant to the terms of the Additional Note as stated above.

Upon the issuance by the Company of ordinary shares in July 2016, the Additional Notes were converted into 274,667 ordinary shares based on a conversion price of $0.75 per ordinary share. The Company determined that the Additional Notes contained a beneficial conversion feature (“BCF”). In accordance with the accounting guidance on convertible instruments, the BCF of $74,160 was recognized as additional interest expense during the year ended December 31, 2016 when the Additional Notes were converted into ordinary shares.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

b.	On March 22, 2017, the Company received a loan for a principal amount of $162,000 from a lender according to a promissory note executed between the parties. In connection with the loan, commitment fees in the total amount of $12,000 were deducted from the consideration received. The loan bears an interest rate of 12% annually, which must be repaid in five (5) equal monthly installments, commencing on May 31, 2017 and ending on September 30, 2017, subject to any early repayment in accordance with the terms set forth in the promissory note. In addition, pursuant to the loan agreement, the lender received a five-year warrant to purchase 50,000 ordinary shares, at an exercise price of $1.50 per share. The warrants are exercisable on a cashless basis under certain circumstances. In accordance with ASC 480, the Company classified the warrants as liabilities in the amount of $24,573 (the Company used the following assumptions: 0% dividend yield, 71% expected volatility, 2.12% risk free rate and 4.22 expected life in years). As of December 31, 2018 and 2017 the fair value of the warrants amounted to $72 and $22,998, respectively. As of December 31, 2018, and 2017 the loan and accrued interest balance was $0 and $25,510, respectively.

c.	In August 2017, the Company entered into several Securities Purchase Agreements with new investors and additional existing shareholders (all together “CLA August 2017”), whereby the Company issued and sold to such holders senior secured convertible notes in an aggregate principal amount of $905,555 in consideration for an aggregate subscription amount of $774,400 net of issuance costs of $40,600 and five-year warrants to purchase 33,332 ordinary shares, at an exercise price of $1.20 and additional five-year warrants to purchase 33,332 ordinary shares, at an exercise price of $1.00 that were granted as additional issuance costs. The warrants are exercisable on a cashless basis under certain circumstances. In accordance with ASC 480, the Company classified the warrants as liabilities in the amount of $37,592 (the Company used the following assumptions: 0% dividend yield, 69% expected volatility,2.16% risk free rate and 4.63 expected life in years). As of December 31, 2018 and 2017, the fair value of the warrants amounted to $266 and $36,582, respectively.

As part of the secured convertible notes, the Company also issued a five-year warrant to purchase 905,555 ordinary shares, at an exercise price of $1.20 per ordinary share. Those warrants are exercisable on a cashless basis under certain circumstances. In accordance with ASC 480, warrants in the amount of $492,034 (the Company used the following assumptions: 0% dividend yield, 69% expected volatility, 2.16% risk free rate and 4.64 expected life in years) were recorded as a liability. As of December 31, 2018 and 2017, the fair value of the warrants amounted to $35,802 and $478,642, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. The notes mature after 14-24 months and may be converted into ordinary shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00, but it was adjusted in January 2018 to $0.50 and further adjusted in October 2018 to $0.17. The Company accounted for the convertible loan in accordance with ASC 470-20, Debt with conversion and other Options. According to ASC 470-20-30-8, since the intrinsic value of the BCF exceeds the entire proceeds of the convertible loan, The Company allocated the entire proceeds to the BCF as additional paid in capital. During 2018, $60,227 of the convertible notes were converted into 178,689 ordinary shares. In March 2019, $25,516 of the convertible notes were converted into 150,094 ordinary shares and in April 2019, $47,450 of the convertible notes were converted into 279,118 ordinary shares. The Company may require mandatory conversion of the notes in certain circumstances and pay the convertible note in cash upon event of fundamental transaction and change of control transaction as described in the convertible note agreement.

In connection with the convertible loan agreement signed in October 2018 as described in section f. below, the holders of CLA August 2017 agreed to extend the original maturity date in additional 24 months. In addition, the Company issued to certain holders of CLA August 2017 four-year warrants to purchase 1,659,971 ordinary shares at an exercise price of $0.17. These warrants are exercisable on a cashless basis under certain circumstances. In accordance with ASC 480, the Company classified the warrants as liabilities in the amount of $42,591 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.96% risk free rate and 3.75 expected life in years). As of December 31, 2018, the fair value of the warrants amounted to $66,004.

d.	On March 8, 2018, the Company entered into a Share Purchase Agreement with existing shareholders (“CLA March 2018”), pursuant to which the shareholders provided the Company a 18 months convertible loan in an aggregate principal amount of $150,000 and received from the Company warrants to purchase 400,000 ordinary shares at an exercise price of $0.50 per ordinary share. According to ASC 470, the Company did not record a BCF with respect to convertible loan since the fair value of the warrants issued exceeds the entire proceeds of the loan. The loan amount is convertible into ordinary shares at a conversion price of $1.00 per ordinary share. The loan amount bears interest of 5% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years. Such warrants were classified as equity due to their nature, their fair value up on issuance date was $214,996 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.65% risk free rate and 5 expected life in years). In connection with the loan agreement, both parties also agreed that in case the ordinary share fair value will be lower than $1.00 as of December 31, 2018, the Company will compensate the shareholders with an additional warrants to purchase 200,000 ordinary shares with the same terms, such additional grant was realized and on December 31, 2018 the Company issued such warrants. Those additional warrants were recorded as liability as of March 8, 2018 in accordance with ASC 480, in the amount of $82,748 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.51% risk free rate and 5 expected life in years), up on their issuance date, as of December 31, 2018 the fair value of the warrants amounted to $4,314 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.51% risk free rate and 5 expected life in years) and were reclassified to equity due to their nature.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

e.	On May 8, 2018, the Company entered into a Share Purchase Agreement with existing shareholders (“CLA May 2018”), pursuant to which the shareholders provided the Company with a 18 months convertible loan in an aggregate principal amount of $170,000 and received from the Company warrants to purchase 170,000 ordinary shares at an exercise price of $0.50 per ordinary share. The loan amount is convertible into ordinary shares at a conversion price of $1.00 per ordinary share. The loan includes a 10% original issue discount and bears interest of 6% per annum. In accordance with the accounting guidance on convertible instruments, the BCF of $15,300 was recognized in additional paid in capital. The warrants may be exercised, in whole or in part, for a period of five (5) years. Such warrants were classified as equity due to their nature, their fair value up on issuance date was amounted to $65,718 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.80% risk free rate and 5 expected life in years). Furthermore, the Company also determined that the CLA May 2018 contained a BCF.

f.

On October 10, 2018, the Company entered into a Convertible Loan Agreement with an existing investor who invested relatively low amounts previously (“CLA October 2018”). Pursuant to this Agreement, the investor provided the Company with a convertible loan in an aggregate principal amount of $1,000,000 at an exercise price as defined in the convertible loan agreement but no less than $0.17. The convertible loan bears an interest rate at Israeli prime plus 4% per annum. Under the terms of the CLA October 2018, the investor was granted an option to lend the Company an additional amount up to $2,000,000, (“Additional Loan Amount”) out of which we received in March and April 2019 an amount of $500,000 at each month (totaled of additional $1,000,000). The Company also issued the investor a warrant to purchase ordinary shares for an aggregate purchase price of $5,000,000, and an additional warrant conditioned upon the investment of an additional Loan Amount to purchase ordinary shares for an aggregate purchase price of up to $5,000,000 calculated pro-rata to the amount out of Additional Loan Amount provided. As of April 2019, an amount of $2,500,000 of the purchase price of the additional warrant has become exercisable.

The option to lend the Additional Loan Amount, the warrants and the additional warrants classified as liability in accordance with ASC 480 guidance, the fair value of all those instruments aggregated to $500,741 as of October 10, 2018 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.82% risk free rate and 2 expected life in years) and $490,000 as of December 31, 2018.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

g.

On November 10, 2018, the Company entered into several convertible loan agreements with existing shareholders (“CLA November 2018), whereby they provided the Company with a convertible loan in an aggregate principal amount of $225,000 the convertible loan bears an interest rate at Israeli prime plus 4% per annum. Under these agreements, the Company issued lenders warrants to purchase ordinary shares for an aggregate purchase price of $1,125,000. The conversion price for both the loan amount and the warrants is defined in the convertible loan agreement but no less than $0.17.

The granted warrants classified as liability in accordance with ASC 480, at the issuance date, their fair value aggregated to $79,227 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.87% risk free rate and 2 expected life in years) and $78,796 as of December 31, 2018.

h.

On December 29, 2018, the Company entered into a convertible loan agreement with a new investor (“CLA December 2018”), whereby they provided the Company with a convertible loan in an aggregate principal loan amount of $400,000, the convertible loan bears an interest rate at Israeli prime plus 4% per annum. Under these agreements, the Company issued the lenders warrants to purchase ordinary shares for an aggregate purchase price of $2,000,000.

As part of that convertible loan the Company paid finder’s fee of $40,000 and issued a five-year warrant to purchase ordinary shares for an aggregate purchase price of $240,000. The conversion price for both the loan amount and the warrants is defined in the convertible loan agreement but no less than $0.17.

The warrants issued to the new investor were classified as a liability in accordance with ASC 480, at the issuance date their fair value aggregated to $180,281, (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.48% risk free rate and 2 expected life in years) and $151,858 as of December 31, 2018.

The warrants issued as a finder’s fee compensation were classified as a liability in accordance with ASC 480 guidance, at the issuance date their fair value aggregated to $45,327, (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.51% risk free rate and 5 expected life in years) and $45,342 as of December 31, 2018.

i.	The fair value of the warrants issued as part of the convertible loan agreements (“CLA”) were calculated by a reputable appraiser and along with finder’s fees as applicable were bifurcated out of the principal loans, commencing those dates the Company is calculating the accretion back to the principal amount during the CLA period along with the related interest and record them as ‘Interest and accretion back in connection with convertible loans’ as part of the financial income, net line item within the statement of operations.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

The Company’s CLA’s presented as part of its current and non-current liabilities as of December 31, 2018 as follows:

Type of CLA	Original principal loans amounts	Loans already converted	Remaining principal loans amount	Converted through		Loans presented as of December 31, 2018

CLA August 2017(**)	$905,555	$58,000	$847,555	2020		$915,360	Refer to Note 8c
CLA March 2018(*)	150,000		150,000	2019		87,344	Refer to Note 8d
CLA May 2018(*)	170,000		170,000	2019		139,317	Refer to Note 8e
CLA October 2018(**)	1,000,000		1,000,000	2020	(***)	567,760	Refer to Note 8f
CLA November 2018(**)	225,000		225,000	2020	(***)	153,084	Refer to Note 8g
CLA December 2018(**)	400,000		400,000	2020	(***)	173,612	Refer to Note 8h

	$2,850,555	$58,000	$2,792,555			$2,036,477

(*)	Aggregated to $226,661 and presented within the current liabilities
(**)	Aggregated to $1,809,816 and presented within the non-current liabilities
(***)	Structured as a 24 month- convertible loans or less in case of a Public Offering (“PO”) event

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties commitments:

1.	The Company was engaged in research and development programs with the National Technological Innovation Authority, or the “Authority” (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). The Company is committed to pay royalties to the Authority at the rate of 3.5% of sales of products resulting from research and development partially financed by the Authority. The amount shall not exceed the grant amount received, linked to the dollar, including accrued interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

No grants were received during the three (3) years ended December 31, 2018. During 2018, 2017 and 2016, the Company paid royalties to the Authority in the amount $2,551, $305 and $2,109, respectively.

As of December 31, 2018, the Company and Nano Size received from the Authority grants in the amount of $1,009,506 (including interest). The Company’s total contingent liability (including interest) with respect to royalty-bearing participation received, net of royalties paid, amounted to $1,394,095 as of December 31, 2018.

As of December 31, 2018, Digiflex, received grants for research and development efforts from the Authority in an aggregate amount of approximately $2.2 million, out of which an amount of approximately $0.5 million was repaid by Digiflex and Jet CU and approximately $1.0 million was repaid to the Authority by Jet CU due to a spinoff Jet CU conducted which was authorized by the Authority and resulted in such payment. The contingent remaining liability was reduced to approximately $0.7 million.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Royalties commitments (cont.):

2.	In September 2009, the Company entered into a License Agreement with Ramot - Tel Aviv University (“Ramot”) for a joint research program. The program was approved by the Magneton committee of the Authority. The Magneton program supports cooperative research programs between industry and academia and encourages the transfer of technology from academic institutions to commercial firms. Under the terms of the Magneton program, the Company received from the Authority an aggregate amount of NIS 1,467,683 ($391,591 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), and no royalties are payable to the Authority with respect to this program. Pursuant to the terms of the License Agreement, the Company was required to fund the research and development of the technology subject to such agreement during the research period (two years commencing September 2009) in a total amount of NIS 1,077,000 ($287,353 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018). In addition, the Company issued to Ramot warrants to purchase 117,209 ordinary shares. The warrants are exercisable until the occurrence of an exit event, as defined in the agreement, at an exercise price of NIS 0.01 ($0.002 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) per ordinary share.

In return, the Company was required to pay to Tel Aviv University royalties of between 3.4% and 3.9% on all net sales of any product, component, device or material that is used in the preparation of coated substrates meeting certain specifications (“Licensed Film”) and services resulting from the license; and royalties of between 2.4% and 3.0% on all net sales of Licensed Film products and services, and a sublicense fee at a rate of 25% of all sublicense fees the Company receives with respect to the intellectual property developed under such agreement. The royalties and sublicense fees may be creditable against the annual license fee due to Ramot in such calendar year and the following calendar year, in the amount of $20,000 in the three years that follow the research period, $50,000 for the fourth, fifth and sixth years and $75,000 from the seventh year. No license fees were paid during the three (3) years ended December 31, 2018. As of December 31, 2018, revenues related to the license agreement had not yet started.

On January 4, 2016, Ramot provided the Company with a notice of termination of the License Agreement due to failure to meet the development milestones. The termination of the agreement was effective on January 4, 2016. No fees were due with respect to 2016.

3.	On December 15, 2011, the Company signed a research and development agreement with the Israeli Ministry of National Infrastructures, Energy and Water Resources. Pursuant to the agreement, the ministry will fund up to 62.5% of the Company’s expenses related to the approved program up to a maximum amount of NIS 625,000 ($166,755 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), in exchange for the Company’s agreement to pay royalties of 5% of any revenues generated from the intellectual property generated under the program. The period of the program was 18 months commencing January 1, 2012.

No grants were received during the three (3) years ended December 31, 2018. During the years ended December 31, 2018, 2017 and 2016, the Company accrued royalties in the amount of $112, $148 and $281, respectively.

As of December 31, 2018, the aggregate contingent liability to the Israeli Ministry of National Infrastructures, Energy and Water Resources amounted to $178,559.

4.	In October 2010, the Company entered into a Convertible Bridge Financing Agreement with Israel Electric Corporation (“IEC”) and, as part of the agreement, the Company committed to pay IEC royalties equal to 2% of the total net sales of the Company’s products and service revenues from the product developed and manufactured through this agreement, up to a cap of NIS 8,000,000 ($2,134,472 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018).

During the years ended December 31, 2018, 2017 and 2016, the Company accrued royalties in the amount of $4,020, $1,558 and $3,577, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Royalties commitments (cont.):

5.	In connection with previously made acquisition of Nano Size, the Company is obligated to pay 3% from future sales and 10% of sublicense fees derived from Nano Size’s intellectual property, until the aggregate consideration amounts to $1,400,000. The consideration included a minimum consideration of $180,000 which was paid during 2011, and will be off set against future royalty payments which will be payable by the Company from sales of products and services.

6.	In September 2012, the Company entered into a Know-How License Agreement with Fraunhofer Institute for Ceramic Technologies and Systems IKTS (“IKTS”), pursuant to which the Company purchases from IKTS certain additives. The Company has the right to receive the production file and knowhow to its chosen manufacturer, in consideration for payment to IKTS of royalties of €25 ($29 based on the exchange rate of $1.00 / €0.87 in effect as of December 31, 2018) per kilogram of the ingredients not manufactured by IKTS. In addition, as of December 31, 2018, the Company is obligated to pay IKTS a minimum annual royalty amount deductible against royalties.

During the year ended December 31, 2018, 2017 and 2016, the Company recorded royalty expenses in the amount of $2,290, $2,396 and $2,202, respectively.

7.	In May 2014, the Company entered into an agreement with XaarJet Limited, or Xaar, a producer of printer heads. Once the first ink (Silver Nano-Particle Ink) is certified by Xaar, the Company will be required to pay Xaar a fee for all certified inks sold for use with Xaar print heads as follows: 2% of the certified ink price until the cumulative value of the fees received by Xaar exceeds £50,000 ($64,103 based on the exchange rate of $1.00 / £ 0.78 in effect as of December 31, 2018), and thereafter, 1% of the certified ink price. Once the cumulative value of the fees received by Xaar with respect to all products exceeds £1,000,000 ($1,282,051 based on the exchange rate of $1.00 / £ 0.78 in effect as of December 31, 2018), the Company and Xaar have agreed to review the percentage payable in the light of the prevailing business conditions. As of December 31, 2018, no such sales commenced.

b.	Legal matters:

1.	On December 31, 2017, a lawsuit against the Company was filed by Eshed Consulting and Financial Management Ltd., or Eshed. The complaint alleges that the Company owes Eshed a total amount of NIS 120,000 ($32,017 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) in fees for professional financial services Eshed allegedly provided to the Company. On December 13, 2018, the Company signed a settlement agreement with Eshed under which the Company will pay Eshed a total of NIS 52,650 ($14,047 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), such amount was fully paid by the Company as of the date of this report.

2.	On March 11, 2018, a lawsuit captioned Reinhold Cohn & Co. vs. (1) Digiflex Ltd., and (2) P.V. Nano Cell Ltd., Claim No. 21766-03-18, was filed in the Magistrate Court in Kfar Saba in Israel. The complaint alleges that Digiflex owe Reinhold Cohn NIS 80,298 ($21,424 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) in fees for various services involving the protection of the Company’s intellectual property rights by way of registration of patents worldwide, including in the United States, Canada and Europe. In June 2018, the company settled this claim for a total of NIS 82,798 ($22,091 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), which were paid in nine (9) monthly installments commencing June 2018.

3.	On March 11, 2018, a lawsuit captioned I.T.S Industrial Technologic Ltd. vs. (1) Digiflex Ltd., and (2) Dan Vilenski., a former director of Digiflex, Claim No. 512833740, was filed in the Magistrate Court in Rishon Letzion in Israel. On March 11, 2019, the Company settled this claim for a total of NIS 400,000 ($106,724 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), paid in 12 monthly installments commencing April 2019.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lease commitments:

1.

The Company currently lease, through Nano Size, approximately 7,300 square feet of space in Migdal Ha’Emek, Israel for its principal offices and manufacturing facilities at a monthly cost of approximately NIS 15,045 ($4,014 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018). The current lease agreement (which was amended in February 2018 to include additional space) expires on June 30, 2019 (with, at Nano size’s sole discretion, a right to extend the lease period for an additional three years, subject to customary conditions).

Additionally, Digiflex currently lease approximately 2,900 square feet of space at 6 Yad Haruzim, Kfar Saba, Israel for its principal office and laboratory at a monthly cost of approximately NIS 12,500 ($3,335 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018). The lease agreement expires on January 31, 2021.

As of December 31, 2018, the future minimum aggregate office space commitment under non-cancelable agreements are as follows:

2019	$58,754
2020	40,021
2021	3,335
$102,110

NOTE 10:-	TAXES ON INCOME

a.	Corporate Tax rates:

The Israeli corporate tax rates applicable to the Company, Nano Size and Digiflex:

2016 – 25%

2017 – 24%

2018 and thereafter – 23%

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

b.	Net operating losses carryforwards:

As of December 31, 2018, the Company and its Israeli subsidiaries has accumulated losses for tax purposes in the amount of $36 million which may be carried forward and offset against taxable income for an indefinite period.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:-	TAXES ON INCOME (Cont.)

c.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2018, 2017 and 2016, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

d.	Tax assessments:

Tax reports filed by the Company and its Israeli subsidiaries through the year ended December 31, 2013 are considered final.

e.	Deferred taxes on income:

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2018	2017
Deferred tax assets
Operating loss carryforward	$8,291,967	$7,687,141
Temporary differences	280,126	275,807

Total deferred tax assets	8,572,093	7,962,948

Valuation allowance	(8,572,093)	(7,962,948)

Net deferred tax assets	$—	$—

The net change in the total valuation allowance for the year ended December 31, 2018 related primarily to an increase in deferred taxes on NOLs for which a full valuation allowance was recorded. In assessing the likelihood that deferred tax assets will be realized, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards are deductible.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2018	2017	2016

Loss before tax benefit	$(1,972,558)	$(2,843,905)	$(1,621,400)

Statutory tax rate	23%	24%	25%

Income tax benefit	453,688	682,537	405,350
Effect of:
Losses and timing differences for which valuation allowance was provided, net	(609,145)	(474,700)	(347,128)
Non-deductible expenses and other permanent differences	146,315	(159,580)	(27,055)
Other	9,142	(48,257)	(31,167)

Income tax expense recognized in profit or loss	$—	$—	$—

NOTE 11:-	SHARE CAPITAL

a.	Ordinary shares:

The share capital as of December 31, 2018 and 2017 is composed of ordinary shares of NIS 0.01 ($0.002 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) par value as follows:

	Number of ordinary shares		Number of ordinary shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	December 31, 2018		December 31, 2017

Ordinary shares	200,000,000	23,491,948	100,000,000	21,737,263

On November 29, 2018, as part of the special general meeting of the shareholders’, the authorized ordinary shares were increased by an additional 100,000,000 ordinary shares of NIS 0.01 ($0.002 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) par value.

b.	Issuance of ordinary shares:

1.	Between January and October 2016, as part of the Private Placement, the Company issued 374,001 units at a price of $1.50 per unit. Each unit consists of (i) one ordinary share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per ordinary share. The Company received aggregate net proceeds of $561,000 from the sale of such units, net of issuance costs of $9,709. The warrants may be redeemed by their holders, without the control of the Company, upon the occurrence of certain fundamental transactions such as “change in control” as defined in the warrant agreement. The warrants are exercisable on a cashless basis under certain circumstances.

In accordance with ASC 815, warrants in the amount of $183,260 (the Company used the following assumptions: 0% dividend yield, 68.11% expected volatility, 1.14% risk free rate and 5 expected life in years) were recorded as liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As of December 31, 2018 and 2017, the fair value of the warrants amounted to $187 and $144,931, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

b.	Issuance of ordinary shares (cont.):

2.	On July 7, 2016, the board approved an internal equity investment round in an aggregate amount of up to $900,000 at a price per ordinary share of $0.75, to be raised from existing shareholders. The investment round resulted in the issuance of 860,000 ordinary shares in consideration for an aggregate investment amount of $645,000.

In connection with the conversion of the Additional Notes, as discussed in note 8a, the Company issued 274,667 ordinary shares in July 2016.

3.	In February 2017, the Company issued 53,333 units at a price of $1.50 per unit. Each unit consists of (i) one ordinary share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per ordinary share. The Company received aggregate net proceeds of $80,000 from the sale of such units. The warrants may be redeemed by their holders, without the control of the Company, upon the occurrence of certain fundamental transactions such as “change in control” as defined in the warrant agreement. The warrants are exercisable on a cashless basis under certain circumstances.

In accordance with ASC 815, warrants in the amount of $26,296 (the Company used the following assumptions: 0% dividend yield, 71.39% expected volatility, 2.10% risk free rate and 4.1 expected life in years) were recorded as a liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As of December 31, 2018 and 2017, the fair value of the warrants amounted to $66 and $24,344, respectively.

4.

During 2017 the Company issued 60,000 ordinary shares and 50,000 ordinary shares under several consulting agreements. The value of the ordinary shares of $110,810 was recognized as expense over the service period.

According to agreement additional 60,000 ordinary shares were to be issued in August 2017 but were issued in January 2018, the proportional ordinary share of the service in the amount of $50,000 was recorded as expense against additional paid in capital during 2017 and the remainder during 2018.

5.	In December 2017 the Company issued 75,000 ordinary shares to service provider of the Company. 37,500 ordinary shares vested immediately, the remaining ordinary shares shall vest during 2018 every 60 days according to the vesting schedule set forth in the agreements. The value of the ordinary shares of $75,000 was recognized as expense over the service period, half of it during 2017 and the remainder during 2018.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

b.	Issuance of ordinary shares (cont.):

6.	In December 2017 the Company issued 6,560,471 to the former owners of Digiflex as part of the merger agreement, refer to Note 3.

7.

In addition, the Company issued to new investor and some of the former owners of Digiflex 333,333 units at a price of $1.50 per unit. Each unit consists of (i) one ordinary share and (ii) a five-year warrant to purchase one ordinary share at an exercise price of $1.50 per ordinary share. The Company received aggregate net proceeds of $500,000 from the sale of such units. In accordance with ASC 815, warrants in the amount of $165,685 (the Company used the following assumptions: 0% dividend yield, 68.59% expected volatility, 2.19% risk free rate and 4.92 expected life in years) were recorded as a liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As of December 31, 2018 and 2017, the fair value of the warrants amounted to $944 and $162,624, respectively.

8.

On December 27, 2017, the Company entered into a Share Purchase Agreement with Jet CU as supplemented by that certain Supplement to Share Purchase Agreement dated January 3, 2018, pursuant to which the Company received aggregate gross proceeds of $992,615 from Jet CU ($600,000 out of this amount was received during December 2017 and was recorded as receipt on account of ordinary shares and warrants within the non-current liabilities as of December 31, 2017) in exchange for 992,615 ordinary shares and 300,000 warrants to purchase 300,000 Ordinary Shares at an exercise price of $0.50 per ordinary share. The warrants may be exercised, in whole or in part, for a period of five (5) years.

The warrants may be redeemed by their holders, without the control of the Company, upon the occurrence of certain fundamental transactions such as “change in control” as defined in the warrant agreement. The warrants are exercisable on a cashless basis under certain circumstances. In accordance with ASC 815, warrants in the amount of $205,845 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.25% risk free rate and 5 expected life in years) were recorded as a liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As of December 31, 2018, the fair value of the warrants amounted to $4,626.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

b.	Issuance of ordinary shares (cont.):

9.	In January 2018 the Company issued a five-year warrant to purchase 11,111 ordinary shares to a vendor as a finders’ fee compensation. In accordance with ASC 815, those warrants in the amount of $5,100 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.13% risk free rate and 4.75 expected life in years) were recorded as a liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As of December 31, 2018, the fair value of the warrants amounted to $18.

10.	In January 2018 the Company issued 65,000 ordinary shares to one of the Company’s service provider. The company recorded an expense of $65,000 during the year ended December 31, 2018 in connection with the issuance of those ordinary shares.

11.	Between February and November 2018, the Company issued 68,750 ordinary shares to one of the Company’s service provider. The company recorded an expense of $45,338 during the year ended December 31, 2018 in connection with the issuance of those ordinary shares.

12.	In June 2018 the Company entered into Share Purchase Agreements with existing shareholders, pursuant to which the Company received aggregate gross proceeds of $175,000 in exchange for the issuance of an aggregate of 175,000 ordinary shares and warrants to purchase an aggregate amount of 466,667 ordinary shares at an exercise price of $0.50 per ordinary share. The warrants may be exercised, in whole or in part, for a period of five (5) years. Those warrants were classified as equity.

13.	In July 2018 the Company entered into a one-year consulting agreement with one of its service providers for a compensation of issuance 200,000 ordinary shares. The Company issued 100,000 ordinary shares in July 2018, additional 50,000 in October 2018 and the remainder 50,000 in January 2019. The Company record the expense over the service period and recorded $63,638 as an expense for the year ended December 31, 2018.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

c.	Rights of ordinary shares:

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

d.	Stock option plan:

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

The total number of ordinary shares available for future grants as of December 31, 2018 was 1,461,241.

A summary of the Company’s stock option activities and related information for the year ended December 31, 2018, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic-value

Outstanding as of January 1, 2018	1,429,713	$0.63
Granted	706,365	0.36
Exercised	(64,631)	0.02
Options forfeited	(357,408)	$1.01

Outstanding as of December 31, 2018	1,714,039	$0.63	6.08	$25,519

Exercisable as of December 31, 2018	793,486	$0.75	4.85	$25,519

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

d.	Stock option plan (cont.):

The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2018 have been classified into exercise prices as follows:

	Outstanding		Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)

(*)	230,425	4.4	230,425	4.4
$0.03	22,565	8.7	22,565	8.7
0.27	611,500	6.8	53,600	6.9
0.34	8,020	5.1	8,020	5.1
0.45	63,097	1.7	63,097	1.7
0.92	743,753	6.4	381,100	6.3
4.72	1,068	3.2	1,068	3.2
5.05	2,769	3.2	2,769	3.2
5.73	29,981	3.3	29,981	3.3
$6.23	861	6.5	861	6.5
	1,714,039		793,486

(*)	Represents an amount lower than $0.01.

As of December 31, 2018, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $229,268 and is expected to be recognized over a weighted average period of 0.96 years.

e.	Stock based compensation were recorded as follows:

	Year Ended December 31,
	2018	2017	2016

Cost of revenues	$-	$-	$(99)
Research and Development	36,723	17,956	8,828
Sales and Marketing	14,837	9,747	7,220
General and Administrative	102,430	108,431	36,440

	$153,990	$136,134	$52,389

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

f.	The Company’s outstanding warrants classified as equity as of December 31, 2018 are as follows:

Outstanding	Issuance year	Exercise price			Exercisable through

117,209	2009	$	(*	)	Exit event	Refer to Note 9b
59,384	2013		0.92		2023	(***)
32,964	2014		1.50		(**)	(***)
170,000	2018		0.50		2023	Refer to Note 8d
600,000	2018		0.50		2023	Refer to Note 8e
466,667	2018		$0.50		2023	Refer to Note 11b7

1,446,224

(*)	Represents an amount lower than $0.01
(**)	The earlier of: 5 years from the issuance date or the consummation of a PO or Merger and Acquisition (“M&A”) Transaction.
(***)	Issued in connection with 2014 and 2013 arrangements.

All warrants are exercisable to ordinary shares. The exercise price of the warrants and the number of ordinary shares issuable thereunder is subject to standard anti-dilution features, including dividends, stock splits, combinations and reclassifications of the Company’s capital stock. In accordance with ASC 815, “Derivatives and Hedging”, the warrants were classified as equity instruments.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:-	Warrants presented at fair value

The Company’s outstanding warrants classified as a liability as of December 31, 2018 are as follows:

Outstanding	Exercise price		Issuance year	Exercisable through	Fair value

1,760,040		$1.50	2014	2019	$31	(*******)
120,000		$0.92(*)	2014	(*****)	29	(*******)
296,813		$1.50	2015	2020	16	(*******)
374,001		$1.50	2016	2021	187	Refer to Note 11b1
905,555		$0.17	2017	2022	35,802	Refer to Note 8c
333,333		$1.50	2017	2022	944	Refer to Note 11b7
53,333		$1.50	2017	2022	66	Refer to Note 11b3
50,000		$1.50	2017	2022	72	Refer to Note 8b
33,332		$1.50	2017	2022	133	Refer to Note 8c
33,332		$1.50	2017	2022	133	Refer to Note 8c
675,926	$	(**)	2017	2022	70,968	Refer to Note 3
11,111		$1.20	2017	2022	18	Refer to Note 11b9
300,000		$0.50	2018	2023	4,626	Refer to Note 11b8
1,659,971		$0.17	2018	2022	66,004	Refer to Note 8c
29,411,765		$0.27(***)	2018	2020(******)	346,721	Refer to Note 8f
41,176,471		(****)	(****)	(****)	143,279	Refer to Note 8f
6,617,647		$0.27(***)	2018	2020(******)	78,796	Refer to Note 8g
11,764,706		$0.27(***)	2018	2020(******)	151,858	Refer to Note 8h
1,411,765		$0.27(***)	2018	2024	$45,342	Refer to Note 8h

96,989,101					$945,025

(*)	Subject to changes as describe in the agreement.
(**)	Less than $0.01.
(***)	Subject to a mechanism described in the agreement but not less than $0.17, therefore, the outstanding amount were calculated based on an exercise price of $0.17, which result the maximum potential amount of warrants.
(****)	Since the actual number of warrants cannot be determined as of December 31, 2018, the outstanding amount were calculated based on an exercise price of $0.17, which result the maximum potential amount of warrants.
(*****)	M&A or qualified PO as described in the agreement.
(******)	Two years or an PO, the earlier.
(*******)	Issued in connection with the 2015 and 2014 financing rounds.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:-	RELATED PARTIES

a.	Employment or Service Agreements with Dr. Fernando de la vague, the Company’s Chief Executive Officer:

On September 9, 2009, we entered into a services agreement, or the DBG Services Agreement, as amended, with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd., or DBG, as amended, or the DBG Services Agreement, pursuant to which Dr. de la Vega provides the Company management services as the Company’s chief executive officer. Pursuant to the terms of the DBG Services Agreement, as amended, Dr. de la Vega is currently entitled to a monthly consultancy fee in the amount of NIS 51,750 ($13,807 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) plus value added tax and car allowance in the amount of NIS 2,500 ($667 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) plus value added tax per month plus reimbursement for fuel expenses and tolls, which shall be updated to NIS 65,000 ($17,343 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) plus value added tax per month, if the company will secure an additional investment of $1,000,000. Dr. de la Vega may terminate the DBG Services Agreement at any time for any reason upon a three months’ prior written notice, if we wish to terminate the engagement with Dr. de la Vega, not as a result of Dr. de la Vega’s breach of his terms of office, the Company shall be required to provide a six months’ prior written notice.

In addition, our chief executive office may receive:

A.	An annual cash bonus in an amount equivalent to up to four times his monthly service fee, plus VAT, based on achievement of certain performance targets which are determined by our compensation committee and the board of directors on an annual basis.

B.	A special one-time bonus in an amount equivalent to six times his monthly service fee, plus VAT upon the occurrence of an Exit Event (as described below), provided that our pre-money valuation shall be at least $50,000,000 at the closing of such transaction or within 12 months following such closing.

C.	An Equity Based Award:

Upon the occurrence of an Exit Event, an equity-based award, in accordance with the following calculation:

(i) 0.5% of the Company’s ordinary share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $30,000,000 but less than $40,000,000;

(ii) 1.25% of the Company’s ordinary share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $40,000,000 but less than $50,000,000;

(iii) 2% of the Company’s ordinary share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $50,000,000.

An ‘Exit Event’ is defined as: (i) the consummation of an initial public offering of ordinary shares of the Company on a recognized stock exchange; or (ii) a sale of all or substantially all of the share capital of the Company to any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity , or a Person; (iii) a sale, lease, conveyance or disposition of all or substantially all of the assets of the Company; (iv) a merger of the Company with or into another entity in which the shareholders of the Company immediately prior to such merger do not hold a majority of the share capital and voting rights of the surviving entity held by them by virtue of their holdings in the Company prior to the consummation of the transaction or a transaction or series of transactions in which a Person or group of Persons acquire more than 50% of the issued and outstanding share capital of the Company (other than an acquisition of such share capital from the Company); or (v) an up-listing to a higher exchange.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:-	RELATED PARTIES (Cont.)

b.	Consultancy Agreement with Ram Zeevi:

On May 15, 2018, the Company entered into a consultancy agreement with RINC Green Ltd., or RINC Green, as amended on April 30 2019, or the Ram Zeevi Consultancy Agreement, pursuant to which Mr. Zeevi provides the Company with services in the field of business development in accordance with pre-approved monthly work plans, which includes introduction of potential business partners and investors as well as assistance in negotiations of business and investments terms. Pursuant to the terms of the Ram Zeevi Consultancy Agreement, RINC Green is currently entitled to a gross monthly fee in the amount of $5,000 (25 hours per month at $200 per hour rate) plus value added tax and to reimbursement of out-of-pocket expenses related directly to the provision of the consultancy services subject to prior written approval of the chief executive officer, to reimbursement of travel international travel and board expenses at the same standard as our chief executive officer and to an additional per-day fee equivalent to four hours per day abroad plus value added tax. Either the Company or RINC Green may terminate the agreement at any time for any reason by providing a 30-day prior written notice.

In addition to the foregoing, RINC Green is entitled to receive:

A.	a one-time payment in the amount of $25,000 (plus value added tax) upon an equity investment by an investor that was not introduced to us by the Mr. Zeevi;

B.	$150,000 in cash (plus value added tax) and options to purchase the Company’s ordinary shares upon an equity investment or execution of business contract resulting in at least $2,000,000 in proceeds (or revenues) by an entity introduced to the Company by Mr. Zeevi, whereby the number of options will be calculated by dividing $150,000 by the average common ordinary share price during the period of 90 days prior to the date upon which the Investment is actually made with an exercise price per share of NIS 0.01 ($0.002 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018);

C.	Options to purchase up to 120,000 of the Company’s ordinary shares, at an exercise price per share of $0.27. The options vest over a period of three years with one third of the options vesting on September 30, 2019, and the remaining two thirds will vest on a quarterly basis over the remaining two years. The options were issued on October 2, 2018; and

D.	An equity based award to be granted upon of an Exit Event, such that if our pre-money valuation will be equal to or higher than $30,000,000 but less than $50,000,000, the equity granted shall represent 0.4% of our share capital on a fully diluted basis or, if out pre-money valuation will be equal to or higher than $50,000,000, than the equity granted shall represent 0.4% of our share capital on a fully diluted basis 1.0%.

An ‘Exit Event’ is defined the same as mentioned in section a. above.

In the event that we terminate the Consultancy Agreement other than for Cause, and the Exit Event occurs within a period of 6 months of said termination, RINC Green will be entitled to the foregoing equity-based award.

Ram Zeevi is the son of Gadi Zeevi, who beneficially owns more than 10% of our ordinary shares.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 14:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2018	2017	2016

Financial income:
Change in fair value of warrants and capital note presented at fair value	$(2,280,318)	$(491,884)	$(25,936)
Foreign exchange income, net	(95,659)	-	-

Financial expenses:
Interest and accretion back in connection with convertible loans	1,019,402	282,015	-
BCF related to bridge financing notes	-	-	74,160
Foreign exchange loss, net	-	127,328	17,982
Other	146,091	18,763	14,430

	$(1,210,484)	$(63,778)	$80,636

NOTE 15:-	ADDITIONAL INFORMATION TO THE STATEMENTS OF OPERATIONS

Geographic information:

Revenues reported in the consolidated financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Year ended December 31,
	2018	2017	2016

Israel	$228,966	$28,058	$18,903
United states	141,542	21,105	16,935
Germany	6,342	5,169	16,040
Austria	4,115	633	1,135
Holland	2,341	7,082	4,936
France	947	782	7,126
Other	76,486	25,862	13,006

	$460,739	$88,691	$78,081

NOTE 16:-	SUBSEQUENT EVENTS

a.	Between March and April 2019 few of the CLA August 2017 holders converted additional portion of their converted notes to ordinary shares, refer to Note 8c. for additional information.

b.	Between January and April 2019 several existing investors provided the Company convertible loans in an amount aggregated to $200,000, the Company also granted them warrants to purchase ordinary shares for an aggregate purchase price of $1,000,000, the terms of those convertible loans and the associated warrants are the same as provided to the CLA November 2018 and CLA December 2018.

c.	Between March and April 2019, the holder of the CLA October 2018 provided additional $1,000,000 on the account of the Additional Loan Amount, refer to Note 8f. for additional information.

- - - - - - - - - - - - - -

ITEM 19. Exhibits

Exhibit No.	Exhibit Description
1.1**	Fourth Amended and Restated Articles of Association of P.V. Nano Cell Ltd.
4.1*	Agreement, dated December 15, 2011, by and between P.V. Nano Cell Ltd. and the Ministry of National Infrastructures, Energy and Water Resources
4.2*	Share Purchase Agreement, effective November 29, 2009, by and among the shareholders of Nano Size Ltd. and P.V. Nano Cell Ltd.
4.3*	Convertible Loan Agreement, dated as of October 28, 2010, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation
4.4*	Amendment to Convertible Loan Agreement, dated April 2012, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation
4.5*	Capital Note of IP Bank International (Suzhou) Co., Ltd., dated November 26, 2014
4.6*	Registration Rights Agreement, dated November 26, 2014, by and among the Company and the purchasers party thereto
4.7*	Standby Equity Distribution Agreement, dated July 9, 2015, by and between P.V. Nano Cell Ltd. and YA Global Master SPV LTD.
4.8*	Agreement, dated September 9, 2009, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.9*	First Addendum to the Consultancy Agreement, dated April 9, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.10*	Second Addendum to the Consultancy Agreement, dated May 23, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.11	P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
4.12^	Share Exchange Agreement, effective December 3, 2017, by and between Digiflex Ltd. and P.V. Nano Cell Ltd.
4.13^	Share Purchase Agreement, dated December 27, 2017, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd.
4.14^	Share Purchase Agreement Supplement, dated January 3, 2018, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd.
4.15^	Securities Purchase Agreement, dated August 16, 2017, by and between P.V. Nano Cell Ltd. and Alpha Capital Anstalt
4.16^	Securities Purchase Agreement. dated August 29, 2017, by and between P.V. Nano Cell Ltd. and FirstFire Global Opportunities Fund LLC
4.17^	Financial Advisory Agreement, dated January 9, 2017, by and between P.V. Nano Cell Ltd. and Sunrise Securities LLC
4.18^	Placement Agent Agreement, dated February 22, 2017, by and between P.V. Nano Cell Ltd. and Sunrise Securities LLC
4.19^	Warrant executed in favor of Amnon Mendelbaum and Steven Zadka
4.20^	Share Purchase Agreement, dated May 8, 2018, by and between P.V. Nano Cell Ltd. and Slobel NV
4.21^	Form of Share Purchase Agreement, dated December 27, 2017, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd.
4.22^	Consultancy Agreement, dated November 12, 2017, by and between P.V. Nano Cell Ltd. and Evyatar Cohen
4.23	Convertible Loan Agreement dated October 10, 2018, by and between P.V. Nano Cell Ltd. and GTRIMG Investments Ltd.
4.24	Form of Warrant by and between the P.V. Nano Cell Ltd. and GTRIMG Investments dated October 10, 2018
4.25	Form of Warrant for Additional Loan by and between the P.V. Nano Cell Ltd. and GTRIMG Investments dated October 10, 2018
4.26	Form of Share Purchase Agreement by and between P.V. Nano Cell Ltd. and Certain Investors
4.27	Form of Convertible Loan Agreement by and between P.V. Nano Cell Ltd. and Certain Investors
8.1	List of Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed as part of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 2, 2015 (File No. 333-206723).

**	Filed as part of Amendment No. 1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 22, 2015.

^	Filed as part of our annual report on Form 20-F for the 2017 fiscal year filed with the Securities and Exchange Commission on May 15, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

P.V. Nano Cell Ltd.

By:	/s/ Fernando de la Vega
Fernando de la Vega
Chief Executive Officer

Date: May 15, 2019