Form 20-F
period 2020-12-31
PV Nano Cell, Ltd.
filed 2022-05-16
CIK 1627480

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Ran Eisenberg

Chief Executive Officer

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

Indicate the number of outstanding ordinary shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,986,203 ordinary shares, nominal value NIS 0.01 per share, as of December 31, 2020.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☐

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

Our reporting currency and financial currency is the U.S. dollar. In this annual report on Form 20-F, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars. Unless stated otherwise, the conversion rate between US$ to NIS used in this annual report on Form 20-F is 3.215, the conversion rate of the Bank of Israel as of December 31, 2020.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve risks and uncertainties. All statements other than statements of historical facts contained in this annual report on Form 20-F are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	the continuing impact of the Coronavirus pandemic (“COVID-19”) on our business;

●	the potential market opportunities for commercializing our current and planned products;

●	our expectations regarding the potential market size for our current and planned products;

●	estimates of our expenses, future revenue, capital requirements, and our needs for additional financing;

●	our ability to develop and advance our current and planned products;

●	the implementation of our business model and strategic plans for our business and products, including the integration of our acquisition and the management of growth;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our current and planned products;

●	our ability to maintain and establish collaborations or obtain additional funding;

●	our financial performance; and

●	developments and projections relating to our competitors and our industry.

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

A. [Reserved].

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain important factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” on page ii.

Risks Related to Our Financial Position and Capital Requirements

We have a relatively limited operating history on which to assess our business, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future.

We have a limited operating history. We have incurred net losses since our inception in 2009, including a net loss of approximately $12.5 million for the year ended on December 31, 2020 and an accumulated deficit of approximately $33.6 million as of December 31, 2020. To date, we have financed our operations primarily through the issuance of equity instruments and convertible notes as well as through government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to generate significant revenues via commercialization of our products or technologies. We do not know whether or when we will become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

We generated relatively limited revenues, which are not presently sufficient to sustain our operations. Our total revenues generated from sales were $761,319, $478,520 and $460,739 for the years ended December 31, 2020, 2019, and 2018, respectively. We have incurred net losses since our inception in 2009, including a net loss of approximately $12.5 million for the year ended December 31, 2020. As of December 31, 2020, and as of the date of this annual report on Form 20-F we had limited cash resources.

Our history of net losses has raised substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2020 with respect to this uncertainty. We believe that we will need to raise significant additional funds before we have significant cash flow from operations. Accordingly, our ability to continue as a going concern will require us to seek alternative financing to fund our operations. The substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

We will need significant additional capital, which we may be unable to obtain.

As of December 31, 2020, we had cash reserves of $31,327. As of the date of this report, we had sufficient cash to fund operations as presently maintained through August 2022. We will need to raise additional capital to continue our operations beyond such period. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are commercially acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments are likely to be dilutive to existing shareholders. Furthermore, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including finder fees, investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Risks Relating to COVID-19

The global COVID-19constraints may continue to negatively impact the global economy in a significant manner for a further extended period of time, and may also adversely affect our operating results in a material manner.

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

During 2020, due to COVID-19 constraints, we have had to adjust our working mode (mainly changing working hours and make sure the Company complies with the government guidelines which have included full and partial lockdowns). While our business grew in 2020, our growth has been limited (sales grew less than expected) due to slow down of our customers and partners, and also due to traveling constrains imposed by governments due to COVID-19. Two of our main customers have purchased inks and services from us much less than forecasted and expected. Our plans to upgrade our DemonJet printers, develop the inks and technologies to print passive components have been slowed down due to the reduction of activities of our partners in Europe and reduced available resources. We have placed one of our employees on unpaid leave and reduced the team by two team members. Furthermore, due to the influence of COVID-19 on the world economy, the price of silvers (our main raw material) have increased by almost 50% from January 2019 through December 2020. Given the continued uncertainty around the extent and timing of the future spread or mitigation of the coronavirus outbreak and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. The extent of the impact of COVID-19 on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, including, but not limited to, the duration and continued spread of the pandemic, its severity, the actions to contain the disease or treat its impact, further related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption as a result of COVID-19 could have a material adverse effect on our business, results of operations, access to sources of liquidity and financial condition, though the full extent and duration is uncertain; infections may become more widespread and the limitation on our ability to work, travel and timely sell and distribute our products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on our business, financial condition and operating results. In addition, as the scale and duration of these developments remain uncertain, they may have, or continue to have, macro and micro negative effects on the financial markets and global economy, which could result in an economic downturn that could affect demand for our products and have a material adverse effect on our operations and financial results, earnings, cash flow, financial condition and share price. These effects could be material and long-term in duration.

Since the outbreak of the coronavirus pandemic, we have been closely monitoring the developments and continually assessing the potential impact on our business. Below are some of the risks and challenges that we may face as a result of the continuation of the coronavirus pandemic for a further extended period of time:

●	Economic downturn, slowdown of macro-economic development, and a significant decline of business, which could harm the strength of the worldwide electronics industry in general and the digital printed electronics, solar cells and panels, PCB and automotive industries in particular. Such downturn or slowdown could affect demand for our customers’ end products and as a result may cause manufacturers in the semiconductor industry to suspend or reduce capital investments in our products for use in their manufacturing processes, and decrease our sales of products and related services to such industry;

●	Material reduction in new orders and in procurement of our products, issuance of work stoppage orders or delay in the award of new orders on part of our customers;

●	Disruptions or restrictions on our operations and those of our contractors and customers, including on our ability to travel or to install or provide services to our products, as well as temporary closures of our facility or the facilities of our suppliers, manufacturers or customers, and prohibitions on the export, import or release from customs of products and components;

●	Lower work efficiency, productivity and service quality. COVID-19 infection could harm the health of one or more of our employees, which could in turn require us to completely shut down all, or almost all, work in our facility in order to prevent further infection and spread of the virus. Some of our team members have not been able to work for a long period due to lockups and/or been infected with COVID-19;

●	Disruption, reduction or interruption in supply, disruption to our suppliers, manufacturers or customers and their other vendors, lack or delay in the supply of raw materials and goods, or in the performance of work or services by our contractors and subcontractors;

●	Slowdown in production and manufacturing, and a significant increase in the price of one or more components or materials;

●	Imposition of fines, penalties, damages and contract terminations (including the exercise of certain force majeure clauses), and damage to our reputation and relationship with our customers, as a result of delays in production, shipment, deliveries and services due to any of the above constraints;

●	Financial difficulties and insolvencies of major customers, which could lead to slowing the payment of their obligations to us or even discharging those obligations;

●	Difficulties in collection of amounts due from customers and in satisfying revenue recognition procedures;

●	Continuation of traveling constrains imposed due to COVID-19; And

●	Slowdown in our fund-raising efforts.

Risks Related to Our Business

We have generated only minimal revenue from product sales and may never be profitable.

We have generated only minimal revenue in the past, from limited sales of our Sicrys™ inks. The contribution of our subsidiary Digiflex Ltd. or Digiflex, to our revenues for the year ended December 31, 2020 was limited to the sale of inks, foils and maintenance of the three (3) printers sold since inception. Our ability to generate revenue and achieve profitability depends on our ability to successfully commercialize our Sicrys™ inks, Digiflex printers for the conducive and printed passive components market and future products and technologies. Our ability to generate revenues will also depend on (i) our ability to modify and bring to market Digiflex printers so we will be able to serve the electronics market and to use our Sicrys™ inks; and (ii) our ability to adapt Digiflex’s inks and/or develop additional inks to allow for the printing of full printed circuit boards, embedded passive components or PCBs. There is no assurance that we will be successful in any of these endeavors.

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

Our success depends, among other things, on our ability to gain additional market acceptance of our Sicrys™ inks and Digiflex printers as a reliable and cost-saving alternative to existing production technologies. Compared to some competing technologies, our nano-metric conductive ink technology is relatively new, and most potential customers have limited knowledge of, or experience with, our conductive inks, may have substantial investments and know-how related to their existing printing technologies, and may perceive risks relating to the reliability, quality, usefulness and profitability of adopting our conductive inks when compared to other production technologies available in the market. Our potential customers may also need to devote significant time and effort to testing and validating our technology prior to its adoption. Any failure of our technology to meet our potential customer benchmarks could result in customers choosing to retain their existing technology or to purchase technologies other than ours. If we fail to achieve market acceptance of our conductive inks or if market penetration is slower than expected, then our opportunities to grow our revenues and reach profitability will be severely limited. In addition, our success depends on our ability to implement our Complete Solution Approach or End-to-End Approach (providing customers with the whole system of printers, process and inks), and gain market acceptance of Digiflex printers. There is no assurance that we will succeed in any of the foregoing.

We believe that our future success depends on our ability to deliver products and services that meet changing technology and customer needs.

Our business may be affected by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new standards and practices, any of which could render our existing products and proprietary technology obsolete. Accordingly, our ongoing research and development programs are intended to enable us to maintain technological leadership. We believe that to remain competitive we must continually enhance and improve the functionality and features of our products, services and technologies. However, there is a risk that we may not be able to:

●	Develop or obtain leading technologies useful in our business;

●	Enhance our existing products;

●	Develop new products, services and technologies that address the increasingly sophisticated and varied needs of prospective customers, particularly in the area of printer speeds and materials functionality;

●	Respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis; or

●	Recruit or retain key technology employees.

If we are unable to meet changing technology and customer needs, our competitive position, revenue, results of operations and financial condition could be adversely affected.

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

We have several customers which have started to purchase recurring growing amounts of inks, including Dip Tech Ltd (with which we had an exclusive agreement which was terminated by us in 2020). Two additional customers in the Automotive glass field and an additional customer in the solar cell field in final stages of qualification. There is no assurance that these customers will continue to purchase inks from us and that we will successfully enter into additional contracts. In addition, there is no assurance that we will be able to produce and supply all the ink required to satisfy all orders under our current or future supply contracts.

We currently have minimal marketing and sales capabilities. If we are unable to establish significant sales and marketing capabilities or enter into agreements with third parties to market and sell our products, we may be unable to generate significant revenue.

We have limited experience and capabilities in selling and marketing our conductive inks and our marketing and sales efforts are currently being led primarily by our chief executive officer, chief technology officer and chief business development officer. In order to successfully commercialize our Sicrys™ inks or any other products, we will need to either further develop these capabilities on our own or by collaboration with third party distributors and sales agents with established sales and marketing operations and industry experience. We have entered into distribution and sales agreements with respect to the United States, Italy and Japan. However, there can be no assurance that we will be able to enter into other agreements with such third-party distribution and sales agents agreements on terms acceptable to us, or at all, or that such distributors or sales agents will be successful in marketing our inks. If we are not successful entering into such agreement our results of operation may be adversely affected.

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

Our future success requires among others that we have adequate capacity in our manufacturing facilities to manufacture the quantities of products to support our current sales level and the anticipated increased levels that may result from our growth. There can be no assurance as to the timing or our ability to achieve planned, needed, or desired manufacturing capacity levels. We believe that the capacity of our current manufacturing facilities is sufficient to meet anticipated demand for our products through the end of 2022. If the demand for our conductive inks does not increase, we may have significant excess manufacturing capacity and under-absorption of our fixed costs, which could in turn adversely affect our gross margins. In the event that demand for our inks outgrows our internal manufacturing capacity, we intend to engage third-party manufacturers to produce additional inks. There can be no assurance that we will be able to enter into agreements with such manufacturers on terms acceptable to us, or at all, or that, once contracted, such manufacturers will perform as expected. If we are not successful entering into such agreement our results of operation may be adversely affected.

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

Our business involves the use of hazardous materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.

Our business involves the blending, controlled storage, use and disposal of hazardous materials. We and our suppliers are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Although we believe the safety procedures we utilized for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, local, state, federal or foreign authorities may curtail the use of these materials and interrupt our business operations. If we are subject to any liability as a result of activities involving hazardous materials, our business and financial condition may be adversely affected and our reputation may be harmed.

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

Our future success depends in part on our ability to retain our Chief Technology Officer and to attract, retain, and motivate other qualified personnel.

We are highly dependent on Dr. Fernando de la Vega, our co-founder and current chief technology officer (formerly chief executive officer), and the loss of his services without proper replacements would adversely impact the achievement of our objectives. Under the terms of his services agreement with us, Dr. de la Vega may cease providing services to us at any time by providing three (3) months’ prior written notice. Recruiting and retaining another chief technology officer and other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous high-tech companies for individuals with similar skill sets. The inability to recruit and retain qualified personnel, or the loss of the services of Dr. de la Vega without proper replacement, may impede the progress of our research, development, and commercialization objectives.

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

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries, as well as related to our novel technologies and products that are important to our business. The silver ink-related patent applications have been granted in the United States, China, Japan, Europe, Israel, India, Korea, Brazil and Russia and are pending in a number of additional countries. The applications for copper ink-related patents have been granted in the United States, Japan and Russia and are pending in a number of countries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

Our executive offices, application department, labs, production site and warehouse are located in Migdal Ha’Emek, Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries and militia groups. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Certain of these conflicts involved missile strikes against civilian targets in various parts of Israel, including the city in which our headquarters are located as well as areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel.. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Israel also faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas.

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

We have received grants from the Israel National Authority for Technology and Innovation (“NATI”), for research and development programs and intend to apply for further grants in the future. In order to maintain our eligibility for these grants, we must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations and guidelines promulgated thereunder, or the Innovation Law. Under the terms of the grants under the Innovation Law also generally requires that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless a prior written approval is received from NATI (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required) and additional payments are required to be made to NATI. It should be noted, that this does not restrict the export of products that incorporate the funded know-how. As of the date of this annual report on Form 20-F, we have not sought to obtain such approvals, as we do not have immediate plans to manufacture outside of Israel. We may not receive the required approvals for any transfer of manufacturing activities, if such transfer will be contemplated in the future. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to 300% of some or all of the grant amounts requiring repayment plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

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

We were incorporated in Israel. Our executive officers and all of our directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws, reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

Risks Related to Our Securities

Our U.S. investors may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. We have not determined whether we have been a PFIC for 2020 or any previous year, or whether we will be a PFIC in any future year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor, as defined in “Item 10 E. — Taxation — Certain Material U.S. Federal Income Tax Considerations”, owns ordinary shares, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of share sales. A “qualified electing fund” election may alleviate some of the adverse consequences of PFIC status; however, we do not intend to provide the information necessary for U.S. Investors to make qualified electing fund elections if we are classified as a PFIC. See “Item 10 E. — Taxation — Certain Material U.S. Federal Income Tax Considerations.”

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

Our directors (including shareholders’ they represent, as applicable), executive officers, certain controlling persons, as a group beneficially owned approximately 49.6% of our outstanding ordinary shares as of May 16, 2022. As a result, they will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, due to their share ownership, our executive officers and controlling persons could dictate the management of our business and affairs. Following conversion of its CLAs and the most recent investment, GTRIMG holds in the aggregate approximately 38.8% of our outstanding common stocks. . This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our ordinary shares, if a public market further develops for such securities, because investors may perceive disadvantages in owning stock in a company with controlling affiliated shareholders.

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

Due to lack of available resources, we have not been able to comply with our SEC periodic filing obligations for the years ended December 31, 2020 and 2021. This report and consolidated financial statements contained herein is part of our efforts to regain compliance under SEC reporting regulations.

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

Further, in recent years, the stock market has experienced extreme price and volume fluctuations. Continued or renewed market fluctuations could result in extreme volatility in the price of our ordinary shares, which could cause a decline in the value of the ordinary shares. Price volatility of our ordinary shares might be significant if the trading volume of the ordinary shares is low, which often occurs with respect to securities quoted on the OTCQB or the OTC Pink.

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

Our Registration Statement on Form F-1 was declared effective by the SEC on September 30, 2015, and a FINRA-registered market maker subsequently filed an application on Form 211 with FINRA to quote the ordinary shares on the OTCQB. On March 31, 2016, the application on Form 211 with FINRA to make a market in our ordinary shares was approved by FINRA, and on December 15, 2016, quotation of our ordinary shares began on the OTCQB under the ticker symbol “PVNNF”. Since December 18, 2019, our ordinary shares are quoted on the OTC Pink. However, due to lack of available resources, we have not been able to comply with our SEC periodic filing obligations for the years ended December 31, 2020 and 2021. Accordingly, as of September 29, 2021, the public quote for our stock has been removed form OTC Pink and trading in our stock has been restricted. Once we file our annual report on Form 20-F for the years ended December 31, 2020 and 2021, the public reporting of our trading prices is expected to resume. Thereafter, a new Form 211 will need to be filed with FINRA and following approval thereof by FINRA, unrestricted trading in our stock on OTC Markets is expected to resume.

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

B. Business Overview

We are a conductive ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive inks for digital conductive printing applications (mainly inkjet and aerosol printing technologies). We have developed the Sicrys™ family of single crystal nano-metric conductive inks, which we believe enables a significantly less costly and less wasteful alternative to current screen printing and, in some cases, photolithography etching processes for photovoltaic (PV) and digital printed electronics (PE) applications. Our main strategy includes providing a “Complete Solution” or “End-to-End Solution” approach to our costumer, meaning we provide the printing equipment, process and inks as a package. In some cases, we will subsidize the printer, thus implementing a razor razor-blade model. We also adapt our basic inks to specific customer requirements. We began low volume sales of our Sicrys™ silver-based inks for PV and PE applications in 2010 and are in the process of seeking to expand our sales efforts to include sales of Sicrys™ inks for a wider range of digital PE applications, including for the printing of windshields in automotive applications, photovoltaic devices, printed passive components, circuit boards, mobile phone antennas, 3D printed electronic devices, radio-frequency identification chips, sensors and touchscreens, among other digitally printed electronics. We have also developed what we believe is the first available commercially viable copper-based nano-metric low viscosity stable ink for mass-production of printed electronics. We believe that copper inks represent a significant improvement over silver-based inks given copper’s significantly lower cost and nearly identical electrical and conductive properties. We began low volume sales of our copper-based ink for printed electronics applications in the second half of 2014.

During 2020, we increased the sale of our Sicrys™ inks, During 2021 we have continued to expand our potential customer base, proceeding with qualification processes (which are quite long). COVID-19 related constrains in Israel and worldwide have slowed these processes. In this period, we have also continued to expand our ink portfolio adding additional silver, copper, gold, resistor and dielectric inks.

Background

Printed Electronics

Digital printed electronics is a set of methodologies by which electrical devices are digitally printed onto various substrates (i.e., base material) by depositing electrically functional inks (and possibly other additional functional inks such as insulating materials) on the substrate, creating active or passive devices, such as conductors, capacitors or resistors. The use of digital printed electronics presents an opportunity to facilitate widespread, production of new electronics, more efficient electronics, new electronic designs and customized and personalized electronics while keeping production costs low.

According to our internal estimates based on various market studies and publications which are expecting substantial market growths in all the relevant fields for PVN products and technologies (due to the constant growth of demand of electronics, autonomous cars and renewable energy), we expect that the total addressable worldwide market for the sale of inks which the Company is aiming to penetrate will be in excess of $40 billion by 2027 (assuming the metallization is around 10% of the market). The total addressable market could be increased by an increase in the need and future capability to print embedded passive components economically and if we are able to address additional available market segments.

The total addressable worldwide market is more specifically projected as set forth below (partial relevant market sectors):

Field	Market (US$ billion)		Comment
PCB	69.3in 2027	(1)	The complete PCB (both conductive & dielectric ink)
PV Photovoltaic cells	368.6 in 2030	(5)	~ $3.0 billion potential for inks in 2020
Capacitors (passive component)	28.9 in 2025	(2)
Resistors (passive component)	7.5 in 2027	(3)
Printed Electronics in the automotive field	12.7 in 2031	(4)	~ $1.4 billion potential for inks in 2020

(1)	The global PCB market was valued at $53.21 billion in 2020 and is expected to reach $69.32 billion by 2027 with a CAGR of 3.85%.https://www.printedelectronicsnow.com/contents/view_breaking-news/2021-03-08/global-printed-circuit-board-market-projected-to-reach-6932-billion-by-2027/

(2)	Different reports are forecasting a healthy growth for the capacitors market from $18.8 billion in the year 2020 it is projected to reach $23.5 billion by 2027, growing at a CAGR of 3.2% others estimate US$28.9 billion by 2025 with a CAGR of 4% to 6% from 2020 to 2025. Competition is high in the industry because there are a large number of players and low product differentiation. We believe the industry will trend to and favor companies that focus on advancement in paper capacitors and modifications to aluminum electrolytic capacitors. “Growth Opportunities in the Global Capacitor Market”, published in January 2013; “Global Industry Analysts, Inc.”, published in October 2015. https://www.researchandmarkets.com/reports/4988927/capacitors-global-market-trajectory-and https://www.lucintel.com/capacitor-market.aspx

(3)	The electronic resistors market segment is estimated at $5.4 billion in the year 2020, and is projected to reach $7.5 billion by 2027, growing at a CAGR of 4.9% This massive growth in the use and applications of 3D Printers is encouraging growth in the market for 3D printing materials. https://www.marketresearch.com/Global-Industry-Analysts-v1039/Electronic-Resistors-14448693/

(4)	The development and implementation of the autonomous driving automobiles is expected to push the Printed Electronics market for automotive uses to reach $12.7 billion by 2031. https://www.mining.com/evs-driving-printed-electronics-to-billion-dollar-industry-report/

(5)

The photovoltaic market is constantly growing from $ 197.2 billion in 2021 to an expected $ 368.6 billion by 2030. According to the Silver Institute the Photovoltaic market consumes over 2,500 ton silver annually (~17.6 ton silver per W).  Meaning an available TAM of over $3 billion for inkjet inks. More specifically PVN inks have better advantages in the HJT, thin film and OPV cell types meaning an available TAM of over $750 million annually. The market expects these segments to grow more than the other types of cells becoming in a few years the majority of the market.

https://www.globenewswire.com/news-release/2022/03/23/2409016/0/en/Solar-Power-Market-Size-to-Worth-Around-US-368-63-Bn-by-2030.html

https://www.alliedmarketresearch.com/thin-film-solar-cell-market https://solaredition.com/solar-energy-technology-trends-in-2021-the-future-outlook-in-the-market/ https://www.pv-magazine.com/2022/02/01/bloombergnef-says-global-solar-will-cross-200-gw-mark-for-first-time-this-year-expects-lower-panel-prices/

Fraunhofer ISE

https://www.silverinstitute.org/silver-solar-technology-2/

https://www.energytrend.com/research/20210105-20519.html

https://www.energytrend.com/research/20210105-20519.html

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

Although silver demand for photovoltaic applications is hard to estimate as markets and technologies are constantly changing, the leading new PV cells need only one-fifth or less as much silver as a decade before. According to a 2020 report from the Silver Institute, the photovoltaic sector accounts for ~ 10% of the total silver consumption, which is around 25,00 metric tons per year (or ~ 17.6 ton/W).

Silicon crystalline solar cells are been replaced by different types of cells like thin fil, HTJ, CIGS and others. By 2025 is expected that more than 40% of the market will be these type of cells (up from 15-20% today). Most of these cells are temperature sensitive, therefore the screen printing process not really compatible with them. Inkjet printing with our low temperature sintering inks is compatible with these cells. PVN has demonstrated with one of its customers that implementing Sicrys™ silver inks with inkjet printing increases substantially the efficiency of the cells.

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

Digitally printing electronics present many advantages over the traditional analog method, including:

●	It is an additive process, no etching, or dangerous waste are involved or generated;

●	No need to prepare masks and fixtures (Time to Part measured in hours as opposed to days);

●	Single machine will produce the final PCB (today the part is transferred between more than 10 different production machines);

●	Shorten time to product;

●	Digital process will allow printing of passive components (resistors & capacitors) embedded in the layers ($40 billion addressable market excluding the sale of inks to print embedded passive components);

a.	Free mounting area on the outer surfaces (will allow minimizing the surface area and thickness).

b.	Saving component mounting costs and complexity.

●	Shows narrower line and gap capabilities (will allow minimizing the surface area, thickness and production of denser circuitry);

●	The digital process will allow any electrical connections between the different layers – easier design;

●	Digital additive manufacturing processes are less sensitive to substrates types; and

●	Additional flexibility in product design allowed, such as different metal thicknesses in same layer, embedded passive components printed in layers, customization of electronics and more.

While there are quite a few companies that have silver conductive inks (which are not compatible with mass production processes), there are very few companies offering copper nano particle dispersions, which, to our knowledge, are not inks. The Company offers silver and copper-based inks. Over 2019-2021we have expanded our ink portfolio to include gold, resistors and dielectric inks.

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

b.	Optimizing inks for new applications and customers; and

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

3.	Develop embedded passive components printing capability:

a.	R&D with respect to conductive inks already developed so that can be produced in commercially required quantities.

b.	Finalize inks development:

i.	Dielectric inks (Nonconductive inks to print insulator layers);

ii.	Resistor inks (Less conductive inks to print resistor embedded components);

iii.	Capacitor inks (Nonconductive inks to print capacitors embedded components); and

iv.	Conductive ink (New formulated inks to print vias, which are the electronic connections between PCB layers).

c.	Materialize the printing process.

4.	Process development (engineering):

a.	We offer our customers a complete solution approach, meaning equipment, process and inks. In this framework we are developing for our customers the printing process for their specific applications, including printing samples and prototypes for them. These activities are an additional revenue stream, as well as tool to speed our go-to market time.

Our Solutions

Printed Electronics

We currently offer silver-based Sicrys™ inks and our developed copper-based Sicrys™ for use in the production of PE utilizing inkjet printers. We believe that inkjet production of PE utilizing our Sicrys™ inks results in the following benefits relative to traditional screen printing and photolithography processes:

●	Significant cost reductions, as we estimate that we will be able to market our copper-based inks at 30% to 50% of the price of silver inks currently used in screen printing and photolithography processes;

●	Applications for flexible and customized electronics and three-dimensional (3D) printed device manufacturing, due to digital (non-contact) printing and the lower sintering temperatures required for nano-based inks;

●	Lower overall cost and simpler processes (e.g., estimated 50% reduction in costs for printing displays when compared to photolithography processes), thus potentially supporting customized and small batch printing;

●	Significant reductions in the generation of hazardous waste by products;

●	Implementation of additive production processes as opposed to the etching process commonly used today (for example for production of printed circuit boards by digital printing);

●	Implementation of additive digital printing processes that will enable additional new design and production capabilities, e.g. print embedded passive components in the layers of PCB (resistors, capacitors and coils);

●	Replace wet chemistry processes to make electronic devices (for example replace the LDS production process to make 3D mobile phone antennas by a digital printing process); and

●	Broad range of potential uses, including current projects in the fields of automotive (glasss and electronics), mobile phones (antennas and touch screens), one-layer PCB and printed electronics, solar cells, semiconductor packaging and 3D printed, in which our Sicrys™ inks are been used.

Photovoltaic Cell Metallization

Our Sicrys™ family of inks are low viscosity, nano-particle inks optimized for inkjet printing. We believe that PV cell metallization via inkjet printing utilizing our Sicrys™ inks results in the following benefits relative to traditional screen-printing processes:

●	Immediate cost savings of around 15%, due to substantially lower metallization costs and increased cell efficiency (lower sintering temperatures);

●	Potential future cost savings due to the ability to utilize thinner wafers for PV cells, thus reducing silicon costs and potentially further increasing cell efficiency;

●	A more efficient printing process without breakage of PV cells (estimated to occur at a rate of 0.15% to 5% in traditional screen-printing processes) and without the need to regularly replace printing screens;

●	Enhanced performance due to improved conductive properties enabling printing of contact lines that are significantly thinner than the lines that can be produced with screen printing;

●	Improve performance of temperature sensitive solar cells (CIGS, CdTe, HTJ, thin films and others); and

●	Potential future costs savings with copper inks which we are currently investigating to penetrate the new technologies (heterojunction cells based on copper metallization).

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

In addition, we are continuing our efforts to:

●	Develop materials and technologies to fully print conductors and passive components in PCBs. We have recently demonstrated the feasibility of printing one layer one side PCBs. We have also demonstrated that we can print the inner layers in multi-layer PCBs. Printing the inner layers has the potential to reduce costs and hazardous waste levels. We have installed three first beta printers (DemonJet) at a customer’s site in Europe and the USA, which we are currently debugging and we are working with the customer developing its printed products. Prototypes of fully printed PCB included printed passive components will be shown during 2022.

●	Increase market awareness of our products and technologies. We are attempting to raise our profile in the relevant markets, as well as raise awareness of our product and technology offerings, by attending conferences, exhibitions and trade shows when this is feasible.

●	Have our inks qualified and recommended for use with inkjet printers and printer heads produced by leading manufacturers in the industry. FujiFilm Dimatix Inc. (an affiliate of FujiFilm) has qualified our inks and informed us that it recommended our inks to certain of its customers. M-Solv (a United Kingdom company) has tested our inks for high throughput long term printing and provided a positive report. Additional customers have qualified our inks and others are in the process. Many customers are recurring customers.

●	Partner with leading digital inkjet manufacturers to supply PE and PV potential customers our “Complete Solution Approach.” We are in discussions with printer manufacturers, to seek to develop a “Complete Solution Approach” which bundles a suitable printer together with the appropriate process and inks (taking into account quality, through put, pricing and other similar considerations), thereby providing our customers a complete solution for implementing a digital conductive printing technology into their production processes. We have signed a cooperation agreement with Notion Systems (Germany).

●	Apply our technology to other fields. We are currently investing substantial efforts with several potential customers (worldwide) to implement the digital printing technology in their processes. We are qualifying the inks and printing samples for their qualification process. In the automotive, solar and embedded passive components.

●	Develop copper based digital printing inks for solar cells applications. We are working to develop a copper ink and process (printing and sintering) which will be compatible with HJT type solar cells. This printing process would replace the wet plating chemistry used today to build the conductive patterns.

We have several development consortiums in the framework of the European Horizon 2020, an R&D support programs in Europe, which provides grants for research and development, including to companies in Israel which are a part of the organization. The grants are used to expand our knowhow and network through research and development that we commit to, the costs of which will be reimbursed in part by European Horizon 2020 and local financing entities Two consortiums have been successfully finalized during 2019 and 2020 (HIPERLAM and DigiMan).

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

Additional projects have been approved for financing in 2019 and 2021 which are active:

●	InkJetPCB – A two year project (started 2019) project financed by Eurostars, aiming to develop Inkjet-based fabrication of multilayer printed circuit boards with embedded printed passive elements. Based on our DemonJet Printers, two printers have been sold and installed to the project partners. The partners in this project are Profactor (Austria), SCIO (Austria), Notion (Germany), Fela (Germany) and Tiger (Austria). Due to Corona related delays the project was extended until April 2022.

●	RolaFlex – A three-year project (started 2020) financed by the Horizon 2020 framework. The project vision is to combine high-resolution laser printing and laser patterning and new materials with high throughput R-2-R process. The technology will be demonstrated in the high-speed fabrication of OLAE components. The partners in this project are TNO (The Netherlands), Armor (France), Golem (Germany), Seqens (France), FlexEnable (UK), NTUA (Greece), Imperial Collage (UK), Avantama (Switzerland).

●	Tinker – A three-year project (started 2020) financed by the Horizon 2020 framework (a ~$12 million budget, of which PVN has a budget of $0.79 million). The project’s vision is to provide a new cost and resource-efficient pathway for RADAR and LIDAR sensor package fabrication with high throughput of up to 250 units/min. Partners in this project are: Bosch (Germany), Infineon (Germany), Profactor (Austria), Ibeo (Germany), Marelli (Italy), Leti (France), Notion (Germany), Tiger (Austria), EVG (Austria), Inkron (Finland), Sentech (Germany), Forth (Greece), Austrian Standards (Austria), Besi (The Netherlands), and Amires (Switzerland).

●	Bussard – A three-year project (started 2021) financed by the Solar EraNet (through the local Ministry of Infrastructure) framework (a ~€4.4 miilion budget, of which PVN has a budget of $0.33 million). The project’s vision is to develop solar cell metallization methods that can show substantially narrower patterns than the state of the art. Partners in this project are: Fraunhofer ISE, HighLine , Tempress Janoschka, ContiTech, JB Ecotech, Energetica and KAU (all in Germany).

Competition

The digital electronic printing and inkjet conductive ink manufacturing industries are extremely competitive. We are currently aware of various existing products in the market and in development that may compete with our products and technologies. To our knowledge, more than twenty other companies are currently developing silver-based inkjet inks for PE digital electronic inkjet printing applications. Some of these companies already sell conductive inkjet inks for PE applications. While at the same time we are seeing that some of these companies don’t succeed to develop and commercialize products with the quality and price tag that the market needs. We also see a trend of bigger companies buying out some of the smaller players, and still not been able to supply products for mass production. Of those, to our knowledge, no other company claims to have metallization inkjet inks for silicon nitride-based PV applications. We are aware of companies seeking to develop copper-based inks for inkjet printing, including NovaCentrix Corp, Hitachi Chemical Co. Ltd., Promethean Particles Ltd., Copprint Technologies Ltd., Printcb Ltd and Nanotec Electronic U.S. Inc. However, to our knowledge none of our competitors has copper based low viscosity inks compatible with digital printing in mass production and at a commercially viable price and quantity.

We believe that a number of other companies and entities, that we are not completely familiar with, claim to be able to supply nano silver particles, dispersions or inks. These include, but not limited to:

Applied Nanotech, Inc.	PCHem Associates Inc.
BASF SE	Harima Chemicals Group, Inc.
NCC Nano, LLC dba NovaCentrix	Clariant International Ltd. (sold to Agfa)
GENES’INK SA	Poly ink
InkTec Co., Ltd.	Paru Co., Ltd.
Sun Chemical Group.	Dupont
Methode Electronics Inc. (sold to Novacentrix)	Amepox Ltd.
NanoDimension Inc. (only for its own use)	ULVAC Inc.

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

Research and Development Agreements, License Agreements and Material Contracts

We are engaged in R&D programs with the Authority, pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations promulgated thereunder. Under the terms of these programs, we are required to pay to a royalty of 3.0% of sales of products resulting from research and development partially financed by the Authority. However, such royalty obligations will not exceed the grant amount received, as linked to the U.S. dollar and including accrued interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. During 2020, 2019 and 2018, we paid royalties to the Authority in the amount of $10,067, $2,091 and $2,551, respectively. The total grants we and Nano Size received as of December 31, 2020 aggregated to $1,445,622. Our total contingent liability (including interest) as of December 31, 2020 with respect to royalty-bearing participation received, net of royalties paid, amounted to $1,930,769. As of December 31, 2020 and 2019, Digiflex, received grants for research and development efforts from the Authority in an aggregate amount of approximately $2.2 million, out of which an amount of approximately $1.1 million was repaid to the Authority by Jet CU as a result of their technology and know-how sale to a foreign company which was authorized by the Authority and resulted in such payment in January 2018. The remaining liability (after additional payments) was reduced to approximately $1.0 million and recorded in Jet CU, see Note 3 to the audited consolidated financial statements for the year ended December 31, 2020 included elsewhere in this annual report on Form 20-F

Intellectual Property

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

The silver family (granted in the United States (9,556,350), Russia (RU 2593311 and RU 2013130145), China (CN 103282969), Europe (EP 2649621 and EP 3113897), Israel (226665), India (324986), Korea (10-1932781), Brazil (11 2013 013885-8 A2) and Japan (JP 6067573 & JP 6363138)) main claims are on the concentrated dispersions and inks made of a majority of single crystal Nano silver particles and the method for producing them. Patent applications are in different stages of qualification in additional countries. The single crystal particles are easy to police against infringement. The priority date is December 6, 2010.

The copper family relates to nano-metric copper formulations and stable dispersions containing single-crystal metallic copper particles, and to the method of producing such formulations and dispersions. It is in national phase in the United Kingdom, Europe, Brazil, India, South Korea, Japan, China, Israel, Russia and the United States. The priority date is March 3, 2015. The patent has been granted in the United States (1/1/2019 number 10,166,602) and in Russia (RU 2730285).

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

Marketing and Sales

We currently have a small marketing and sales operation consisting of two full-time employees (Chief Business Development Officer and Inside Sales Manager). In addition, our Chief Executive Officer and our Chief Technology Officer generally devote a portion of their efforts to increasing awareness of, and marketing, our products. We are already working with distributors in the United States, South Korea, Italy, Japan and China and intend to collaborate with additional third-party distributors and sales agents with established sales and marketing operations and industry experience to market our inks. However, there can be no assurance that we will be able to enter into distribution and/or sales agency agreements on terms acceptable to us or at all, or that such distributors or sales agents will be successful in marketing our inks. We are not currently aiming to expand the Digiflex graphics arts fields, as we transition and integrate its printers into the electronics field. As such we are not yet marketing these printers for the graphic arts field and just have started to market them for the electronics field now.

Seasonality

Our business and operations are generally not affected by seasonal fluctuations or factors.

Raw Materials and Suppliers

We believe that the raw materials that we require to manufacture our inks are readily available in adequate quantities from multiple sources. In addition, the manufacturing process for our silver-based inks utilizes a silver salt the price of which is linked to the price of silver. The price of silver is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, speculative activities by commodities traders and others and the political and economic conditions of major silver producing countries throughout the world. See “Item 3 D. — Risk Factors — We are subject to risks resulting from fluctuations in the price of silver.”

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

Government Regulation

We are subject to various environmental, health and safety laws, regulations and permitting requirements, including those governing the emission and discharge of hazardous materials into ground, air or water; noise emissions, the generation, storage, use, management and disposal of hazardous waste; the registration of chemicals and in the future also import and export; the clean-up of contaminated sites; and the health and safety of our employees. Under such laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. The manufacture of our products requires storing or using certain hazardous materials. Pursuant to the Israeli Dangerous Substances Law - 1993, we are required to (and did) obtain a toxin permit from the Ministry of Environmental Protection. Our permit is valid until May 10, 2025.

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

D. Property, plants and equipment

We currently leases, through Nano Size, approximately 7,300 square feet of space in Migdal Ha’Emek, Israel for its principal offices and manufacturing facilities at a monthly cost of approximately NIS 15,493 (approximately $4,818). Those current lease agreements expire on June 30, 2022.

Additionally, Digiflex currently leases approximately 1,200 square feet of space in Migdal Ha’Emek, Israel for its principal office and laboratory at a monthly cost of approximately NIS 5,000 (approximately $1,555). This lease agreement expires on March 14, 2023.

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

Notwithstanding the effects of COVID-19, our business (sales and projects) has continued to grow. Our growth has been limited (sales grew less than expected) due to slow down of our customers and partners, and also due to traveling constrains imposed by governments due to COVID-19. Two of our main customers have purchased inks and services from us much less than forecasted and expected. Our plans to upgrade our DemonJet printers, develop the inks and technologies to print passive components have been slowed down due to the reduction of activities of our partners in Europe and reduced available resources. One of our employees has been put in unpaid leave and we have reduced the team by two team members. Due to the COVID-19 influence on the world economics, silver prices (our main raw material have increased substantially (from $17.1/oz in January 2019 to $24.08/oz in December 14 2020, https://ycharts.com/indicators/silver price). Until now we have managed to raise our product prices to counter effect this price increase of silver. We have started to test the anti-viral activity of our nano particles. First tests have shown positive results but these tests have not been completed yet.

Financial Overview

We have incurred net losses since our inception in 2009, including a net loss of approximately $12.5 million for the year ended December 31, 2020. As of December 31, 2020, we had an accumulated deficit of approximately $33.6 million. We have devoted substantially all of our financial resources to identifying, acquiring, licensing, and developing our products and technologies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to generate significant revenues via commercialization of our products or technologies. We are dependent upon external sources to finance our operations and there can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. As a result, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Key Components of our Statements of Comprehensive Loss

Revenues

Sources of revenues - we derive revenues primarily from sales of inks.

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of inks, including: the cost of raw materials; employee-related expenses, including salaries, equity-based compensation and other benefits and related expenses, lease payments, utility payments, depreciation, changes in inventory of finished products, royalties and other manufacturing expenses. These expenses are partially reduced by an allotment of manufacturing costs associated with research and development activities to research and development expenses.

Operating Expenses

Research and Development Expenses, net

Research and development activities are central to our business model. We expect research and development costs to increase significantly for the foreseeable future as we continue to expand our business. However, we do not believe that it is possible at this time to accurately project total program-specific expenses.

Research and development expenses consist primarily of compensation for employees engaged in research and development activities, including salaries, equity-based compensation, benefits and related expenses, clinical trials, contract research organization sub-contractors, development materials, external advisors and the allotted cost of our manufacturing facility for research and development purposes.

In addition, from time to time, we participate in several development consortiums European Horizon 2020 and others in which we receive supporting grants which we record as a deduction to the research and development expenses. The grants are used to expand our knowhow and network through research and development that we commit to, the costs of which will be reimbursed in part by European Horizon 2020 and local financing entities.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation expenses for personnel engaged in sales and marketing, including salaries, equity-based compensation and benefits and related expenses, as well as promotion, marketing, market access and sales and distribution activities.

General and Administrative Expenses

General and administrative expenses consist principally of compensation for employees in executive and administrative functions, including salaries, equity-based compensation, benefits and other related expenses, professional consulting services, including legal and audit fees, as well as costs of office and overhead.

Financial Income/Financial Expense

Financial income/expenses includes primarily change in fair value of warrants and capital note presented at fair value, Interest and accretion back in connection with convertible loans and exchange rate differences.

Results of Operations

The following table sets forth a summary of our operating results:

US $	Year ended December 31,
Consolidated Statement of Operations Data:	2020	2019	2018
Revenues	$761,319	$478,520	$460,739
Cost of Revenues	307,713	236,493	388,265
Amortization of intangible assets	428,434	428,431	470,773
Gross loss (income)	(25,172)	186,404	398,299
Research and development, net	400,859	731,021	775,643
Sales and marketing	673,986	673,983	550,008
General and administrative	1,414,370	1,319,239	1,297,711
Goodwill impairment	265,089	-	161,381
Total operating expenses	2,754,304	2,724,243	2,784,743
Operating loss	2,729,132	2,910,647	3,183,042
Financial expenses (income), net	9,814,605	1,042,358	(1,210,484)
Net loss	$12,543,737	$3,953,005	$1,972,558

Year ended December 31, 2020, compared to year ended December 31, 2019:

Revenues

With respect to the years ended December 31, 2020 and December 31, 2019, total revenues amounted to $761,319 and $478,520, respectively, an increase of $282,799 or 59%. The increase in revenues relates primarily to sales of more inks and represents our growing business in the Company. Such increase was partially offset by a decrease in Digiflex business, as the Digiflex business is not consistent with our shift towards printed electronics technology. Therefore, we expect this decrease trend to continue.

Cost of revenues

With respect to the years ended December 31, 2020 and December 31, 2019, total cost of revenues amounted to $307,713 and $236,493, respectively, an increase of $71,220 or 30%. The increase in cost of revenues is consistent with the increase in revenues as mentioned above.

Amortization of intangible assets

With respect to the years ended December 31, 2020 and December 31, 2019, total amortization of intangible assets amounted to $428,434 and $428,431, respectively. The amortization in both years (which is basically the same) related to amortization of Technology we recorded as part of the Digiflex purchase as of December 3, 2017.

Gross loss (income)

With respect to the years ended December 31, 2020 and December 31, 2019, total gross loss (income) amounted to $(25,172) and $186,404, respectively, an increase of $211,576. The increase related to an increase of $282,799 in revenues, partially offset by an increase of $71,220 in cost of revenues and an increase of $3 in amortization of intangible assets.

Research and development expenses, net

With respect to the years ended December 31, 2020 and December 31, 2019, net research and development expenses, were $400,859, net of $525,838 grants recorded and $731,021, net of $256,423 grants recorded, respectively, a decrease of $330,162 or 45%, respectively. The decrease in research and development related primarily to higher grants recorded year over year. Over the last few years, we have succeeded to build several network projects which helped us with research and development efforts and at the same time resulted in receiving supporting research and development grants.

Sales and marketing expenses

With respect to the years ended December 31, 2020 and December 31, 2019, sales and marketing expenses amounted to $673,986 and $673,983, respectively, an increase of $3. No significant change year over year.

General and administrative expenses

With respect to the years ended December 31, 2020 and December 31, 2019, general and administrative expenses amounted to $1,414,370 and $1,319,239, respectively, an increase of $95,131 or 7%. No significant change year over year.

Goodwill impairment

With respect to the years ended December 31, 2020 and December 31, 2019, goodwill impairment amounted to $265,089_and $0, respectively. Such goodwill impairment for the year ended December 31, 2020 was recorded following the purchase of Jet CU since that company have no activity.

Operating expenses

With respect to the years ended December 31, 2020 and December 31, 2019, operating expenses amounted to $2,754,304 and $2,724,243 respectively, an increase of $30,061 or 1%. The increase related to an increase of $265,089 in goodwill impairment, $95,131 in general and administrative expenses and $3 in sales and marketing expenses, partially offset by a decrease of $330,162 in research and development, net.

Operating loss

With respect to the years ended December 31, 2020 and December 31, 2019, operating loss amounted to $2,729,132 and $2,910,647, respectively, a decrease of $181,515 or 6%. The decrease in operating loss related to an increase of $211,576 in gross loss (income), partially offset by an increase of $30,061 in operating expenses.

Financial expenses, net

With respect to the years ended December 31, 2020 and December 31, 2019, financial expenses, net, amounted to $9,814,605 and 1,042,358, an increase of $8,772,247 or 841%. The increase in financial expenses, net related primarily to a change in fair value of warrants and capital note presented at fair value of $7,044,819 and by an increase of $1,647,184 in interest and accretion back in connection with convertible loans.

Net loss

With respect to the years ended December 31, 2020 and December 31, 2019, net loss amounted to $12,543,737 and $3,953,005, respectively, an increase of $8,590,732 or 217%. The increase in net loss related to an increase of $8,772,247 in financial expenses (income), net, partially offset by a decrease of $181,515 in operating loss.

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

Research and development expenses, net

With respect to the years ended December 31, 2019 and December 31, 2018, net research and development expenses, were $731,021, net of $256,423 grants recorded and $775,643, net of $314,652 grants recorded, respectively, a decrease of $44,622 or 6%, respectively. The decrease in research and development related primarily to lower workforce which was partially offset by lower grants year over year. Over the last few years, we have succeeded to build several network projects which helped us with research and development efforts and at the same time resulted in receiving supporting research and development grants.

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

Summary of Significant Accounting Policies

Our consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates. Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Revenue recognition

For information with respect to revenue recognition, see Note 2.i. to the audited consolidated financial statements for the year ended December 31, 2020 included elsewhere in this annual report on Form 20-F.

Fair value of financial instruments

For information with respect to fair value of financial instruments, see Note 2.p. to the audited consolidated financial statements for the year ended December 31, 2020 included elsewhere in this annual report on Form 20-F.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2.t. to the audited consolidated financial statements for the year ended December 31, 2020 included elsewhere in this annual report on Form 20-F.

Share-Based Compensation and Liabilities Presented at Fair Value

Ordinary Share Valuations

The fair value of the ordinary shares was used to determine the value of the warrants presented as a liability and share-based compensation. The following table sets forth the fair value of our ordinary shares as of the following dates:

	Date	Fair Value
Ordinary share	December 31, 2018	$0.11
Ordinary share	December 31, 2019	0.11
Ordinary share	December 31, 2020	$0.24

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

	Year Ended December 31,
	2020	2019	2018
Dividend yield	0%	0%	0%
Expected volatility	80%	60%	60%
Risk-free interest	0.36%-1.62%	2.33%-2.71%	2.15%-2.91%
Expected life (in years)	5	4.15-7.00	3.50-4.37

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

In addition, the conversion feature of the Capital Note (as defined in “Item 7 B. — Related Party Transactions”) issued to a shareholder, is required to be marked to market at each reporting date. We estimated the fair value of the Capital Note by taking into account the expected occurrence of certain trigger events (such as Public Offering or M&A), multiplied by the value in a probability that the event will occur (based on our subjective assumptions) and discounting the value in an appropriate discount factor (based on the weighted average cost of capital of the Company) for a period of one (1) year.

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

B. Liquidity and Capital Resources

We currently have limited liquidity. As of December 31, 2020 and 2019, our cash and cash equivalents on hand was $31,327 and $34,382, respectively. Based on our current cash burn rate, strategy and operating plan, we believe that our cash reserves as of the date of this report will enable us to operate through August 2022. In order to fund our anticipated liquidity needs beyond such period (or possibly earlier if our current cash burn rate, strategy or operating plan change in a way that accelerates or increases our liquidity needs), we will need to raise additional capital.

Significant financing activities:

To date, we have financed our operations primarily through the sale of equity and convertible securities as well as through government grants.

On October 10, 2018, we entered into a Convertible Loan Agreement with GTRIMG, or the GTRIMG Convertible Loan Agreement. Pursuant to the GTRIMG Convertible Loan Agreement, GTRIMG loaned us an initial amount of $1,000,000, or the Initial Loan Amount, structured as a 24 month- convertible loan or less in case of a public offering of our shares, bearing interest at Israeli prime plus 4% per annum. Under the terms of the GTRIMG Convertible Loan Agreement, GTRIMG was granted an option to lend us an additional amount of up to $2,000,000, or the Additional Loan Amount, out of which we received up to the date of this report an amount aggregated to $1,266,748 in several installments (all of such loans matured in October 2020). We also granted GTRIMG a warrant to purchase ordinary shares for an aggregate purchase price of $5,000,000, and an additional warrant conditioned upon the investment of an Additional Loan Amount to purchase ordinary shares for an aggregate purchase price of up to $5,000,000 calculated pro-rata to the amount out of Additional Loan Amount provided. As of December 31, 2020, an amount of $3,166,870 of the purchase price of the additional warrant has become exercisable.

The conversion price for both the Initial Loan Amount, the Additional Loan Amount and the warrants shall is to be calculated as provided in the notes but is never to fall below $0.17 per share:

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

At the annual shareholders’ meeting held in September 2021, the shareholders approved (i) a capital raise at a per share purchase price of $0.07 and (ii) an adjustment to the conversion price of the Company’s outstanding convertible loans (collectively, the “CLA”) from $0.17 to $0.07 per Ordinary Share, subject to the holders’ agreement to cancel the outstanding related warrants that were issued in connection with the CLA.

As of May 2022, the Company entered into agreements with the holders of approximately $4,010,429 in principal amount and accrued interest of CLAs for the conversion of the Company’s indebtedness into an aggregate of 57,291,838 Ordinary Shares (at the rate of $0.07 per share). Furthermore therewith, all the warrants that were issued previously in connection with those CLAs were cancelled and no longer have any force or effect.

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

We have experienced cumulative losses of $33.6 million from inception through December 31, 2020. In addition, we have not yet established a stable recurring source of revenues sufficient to cover our operating costs and expect to continue to generate losses for the foreseeable future. There is no assurance that we will be able to obtain an adequate level of financing needed for our near-term requirements or the long-term development and commercialization of our product. These conditions raise substantial doubt about our ability to continue as a “going concern”.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented:

US $	Year ended December 31,
Consolidated Statement of cash flows:	2020	2019	2018
Net cash provided by (used in):
Operating activities	(793,757)	(1,979,138)	(2,592,047)
Investing activities	808,913	(11,906)	(18,237)
Financing activities	(34,126)	1,881,719	2,304,221

Net cash used in operating activities for the years ended December 31, 2020, 2019 and 2018 was $793,757, 1,979,138 and $2,592,047, respectively, a decrease of $1,185,381 or 60% (from 2019 to 2020) and a decrease of $612,909 or 24% (from 2018 to 2019). The decrease in net cash used in operating activities for both years was primarily attributable to a change in fair value of warrants and capital note, partially offset by an increase in the net loss.

Net cash provided by (used in) investing activities for the years ended December 31, 2020, 2019 and 2018 was $808,913, $(11,906) and $(18,237), respectively, an increase of $820,819 (from 2019 to 2020) and an increase of $6,331 or 34% (from 2018 to 2019). The increase in net cash provided by (used in) investing activities in 2020 relative to 2019 was attributable to the acquisition of Jet CU. The increase in net cash used in investing activities in 2019 relative to 2018 was attributable to lower purchase of property and equipment.

Net cash provided by (used in) financing activities for the years ended December 31, 2020, 2019 and 2018 were $(34,126), $1,881,719 and $2,304,221, respectively, a decrease of $1,915,845 (from 2019 to 2020) and a decrease of $422,502, or 18% (from 2018 to 2019). The decrease in net cash provided by financing activities in 2020 relative to 2019 was primarily attributable lower proceeds from convertible loans, net of issuance costs. The decrease in net cash provided by financing activities in 2019 relative to 2018 was primarily attributable to a change in in short term bank credit and lower proceeds from convertible loans, net of issuance costs.

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

In addition, COVID-19 has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “ITEM 3.D. – Risk Factors – “The global COVID-19 constraints may continue to negatively impact the global economy in a significant manner for a further extended period of time, and may also adversely affect our operating results in a material manner.”

Other than the foregoing and as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management team as of May 16, 2022, and the date of this annual report on Form 20-F.

Name	Age	Position
Dov Farkash	62	Active Chairman of the Board
Ran Eisenberg	74	Chief Executive Officer and Director
Dr. Fernando de la Vega	64	Chief Technology Officer and Director
Dr. Astorre Modena (1) (2)	51	Director
Orly Solomon (1)(2)	53	External Director
Ido Lapidot (1)(2)	58	External Director
Evyatar Cohen	49	Chief Financial Officer
Hanan Markovich	46	Chief Business Development Officer

(1)	Member of our Audit Committee

(2)	Member of our Compensation Committee

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

Ran Eisenberg has served as our Chief Executive Officer since June 10, 2021. Mr. Eisenberg has served as active Chairman of Hip-Hope Technologies, a medical device company has developed an inflatable medical class device, designed to prevent hip fractures, by detecting imminent falls and inflating protective air bags. From 2015 to 2018, Mr. Eisenberg served as the chief executive officer of NovaTrans, a company developing technologies based on Terahertz (THz) electronics. In 2013, Mr. Eisenberg co-founded Iskadu Ltd., which owns Innwaze.com, an Internet application enabling real-time booking with B&Bs. Since 2007, Mr. Eisenberg has provided financing and consulting services to a number of business in Israel. Previously, from 2009 to 2010, he also served as CEO and Chairman of the Board of EVS Ltd. (formerly Elbit Vision Systems Ltd.), a company whose shares were then traded on OTC Markets, that manufactures and markets non-destructive testing equipment, where he led a recovery that resulted in a management buyout. From 2004 to 2007, Mr. Eisenberg served as chief executive officer of Wavion Ltd., a publicly traded company that developed and marketed WiFi systems for metropolitan areas. From 2001 to 2004, Mr. Eisenberg served as CEO of Microsense Ltd. and prior thereto, from 1994 to 2004, Mr. Eisenberg served as CEO of Optibase Ltd., which he led during its initial pubic offering on Nasdaq. Mr. Eisenberg holds a B.Sc. in aeronautical engineering from the Technion and an M.B.A from the University of California (UCLA).

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

New Appointments to the Board

As part of the $3.0 million investment described above, we agreed to the request of certain of the Private Placement investors to nominate three members to the Company’s Board of Directors. Upon the appointment of the three new directors, Ran Eisenberg, the Company CEO and Dr. Astorre Modena, a Company director, have agreed to resign from the Company Board.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

B. Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2020 (we actually present six (6) since the compensation for both of our external Directors were the same and were fifth together). We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, share-based compensation, retirement or termination payments, benefits and perquisites (as applicable) to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2020, plus compensation accrued or paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our director and officer liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Individual Covered Executive Compensation Name and Principal Position	Salary(2)	Share-based Compensation(3)	Total
	US $
Dov Farkash, Chairman(1)	$97,380	$26,921	$124,301
Fernando de la Vega, Chief Technology Officer and Director	239,237	118,213	357,450
Orly Solomon, External Director	19,757	40,523	60,280
Ido Lapidot, External Director	19,757	40,523	60,280
Evyatar Cohen, Chief Financial Officer	157,127	51,296	208,423
Hanan Markovich, Chief Business Development Officer	$173,234	$22,695	$195,929

(1)	Mr. Farkash joined the Company on April 19, 2020.

(2)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2020, based on the option’s grant date fair value, calculated in accordance with accounting guidance for share-based compensation.

Compensation of Executive Officers and Directors as a Group

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2020, was approximately $1,006,663, including share-based compensation expenses of approximately $300,171. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits to any officers or directors of the Company in the year ended December 31, 2020.

On January 7, 2020 and June 22, 2020, in connection with their services as board members, we issued options to purchase 10,394,541 ordinary shares at an exercise price per ordinary share of $0.068 to each of the following directors: Dov Farkash (was elected as our active chairman in April 19, 2020), Dr. Fernando de la Vega, Dr. Astorre Modena, Orly Solomon and Ido Lapidot. The options will vest over three (3) years, subject to earlier termination in accordance with our 2010 Israeli Option Plan, or the Plan.

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

Compensation of External Directors

In 2020, each of our external directors was compensated in accordance with the Israeli Companies Regulations (rules regarding compensation and expense reimbursement of external directors) - 2000.

Directors and Officers Equity-Based Compensation

As of May 16, 2022, a total of 14,682,148 options to purchase our ordinary shares were outstanding and held by certain current executive officers and directors (consisting of eight (8) persons), of which 11,527,338 options are currently exercisable or exercisable within 60 days of May 16, 2022. See “Item 6 E. — Share Ownership” in this annual report on Form 20-F.

Compensation of nonemployee Directors

Our directors, other than our External Directors, do not receive any cash compensation.

During fiscal 2020, we were not party to any service agreements with any of the members of our board of directors, other than the services agreement with respect to Dr. de la Vega’s service as our chief executive officer, which is described below.

Employment or Service Agreements with our Active Chairman, Chief Executive Officer, Chief Technology Officer, Chief Financial Officer and Chief Business Development Officer

Dov Farkash. On April 19, 2020, an Active Chairman Agreement, or the Chairman Agreement with Exoro Ltd., or Exoro, a company wholly owned by Mr. Dov Farkash. The Chairman Agreement provides that Exoro, through Mr. Farkash is to provide certain services to us as active chairman, focusing on go-to-market strategy. We agreed to enter into an indemnification agreement with Mr. Farkash and to include him in our directors and officers insurance. Mr. Farkash has agreed not to provide any services that would conflict with or complete with ours. We agreed to pay a monthly service fee of NIS 40,000 (approximately $12,441) plus Value Added Tax (“VAT”) to Exoro. Mr. Farkash is entitled to options to purchase 939,164 shares under our 2010 Option Plan, in accordance with our director compensation plan, at an exercise price of $ 0.068 per share, vesting over three (3) years from April 19, 2020 with one-third vesting after one year and the remainder monthly over a 24-month period. Exoro is entitled to reimbursement of expenses in connection with the provision of the services and shall have a budget of $10,000/month for travel. The term of the Chairman Agreement was for four (4) months, with our right to renew for an additional nine months, which was utilized. Either party could terminate upon 45 days prior written notice. The Chairman Agreement could also be terminated by us for Cause (as defined in the Chairman Agreement).

Ran Eisenberg On June 1, 2021, we entered into a consultancy agreement with Mr. Ran Eisenberg to serve as our Chief Executive Officer during the term of the agreement. Pursuant to the terms of the agreement, Mr. Eisenberg was entitled to a current monthly fee of NIS 40,000 (approximately $12,441) plus VAT, which was increase to 60,000 NIS (approximately $18,662) plus VAT following four (4) months from his commencement date. In addition, he was awarded options to purchase up to 2,003,346 of our shares at a pe share exercise price of $0.17 which was reduced to $0.07. Vesting of the options continue over three (3) years from June 1, 2021 with one-third vesting after one year and the remainder monthly over a 24-month period. The option are accelerated upon an Exit Event (as defined below).

Either we or Mr. Eisenberg may terminate the agreement by providing a 60 days prior notice

Dr. Fernando de la Vega. On September 9, 2009, we entered into a services agreement, or the DBG Services Agreement, as amended, with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd., or DBG, as amended, or the DBG Services Agreement, pursuant to which Dr. de la Vega provides us management services as our chief executive officer through June 1, 2021, whereupon he resigned from such position and assumed the position as Chief Technology Officer. Pursuant to the terms of the DBG Services Agreement, as amended, Dr. de la Vega is currently entitled to a monthly consultancy fee in the amount of NIS 51,750 (approximately $16,096) plus VAT and car allowance in the amount of NIS 2,500 (approximately $777) plus VAT per month plus reimbursement for fuel expenses and tolls. The monthly consultancy fee shall be updated to NIS 65,000 (approximately $20,217) plus VAT per month, if the company will secure an additional investment of $1,000,000 (such update commenced in April 2018). Dr. de la Vega may terminate the DBG Services Agreement at any time for any reason upon a three months’ prior written notice. If we wish to terminate the engagement with Dr. de la Vega, not as a result of Dr. de la Vega’s breach of his terms of office, the Company shall be required to provide a six months’ prior written notice.

In addition, he may receive:

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

Evyatar Cohen. On November 12, 2017, we entered into a consultancy agreement with Mr. Evyatar Cohen to serve as our Chief Financial Officer during the term of the agreement. Mr. Cohen’s services include, among others, the services of Ms. Moran Cohen as our controller. Pursuant to the terms of the agreement, Mr. Cohen is entitled to a monthly fee of NIS 33,000 (approximately $10,264) plus VAT. As agreed in his engagement agreement, the monthly fee was increased to NIS 45,000 (approximately $13,997) plus VAT commencing May 15, 2018, following the filing of our 2017 annual report on Form 20-F. Either we or Mr. Cohen may terminate the agreement by providing a 45 days prior notice.

Hanan Markovitch. We have entered into an employment agreement dated February 10, 2019 with Mr. Hanan Markovitch to serve as chief business development officer. Mr. Markovitch, as a full-time employee, is entitled to a gross monthly salary of NIS 28,000 (approximately $8,709); overtime pay of NIS 7,000 per month (approximately $2,177); a car allowance of NIS 5,000 (approximately $1,555) per month; social benefits and special bonus as detailed in his employment agreement. Each party can terminate this employment agreement with a three (3) months’ notice. Commencing November 2021, Hanan’s gross monthly salary and overtime pay increased to NIS 32,000 (approximately $9,953) and NIS 8,000 (approximately $2,488), respectively.

Incentive Compensation Plan

The purpose of the Plan is to serve as an incentive to attract new employees, directors, consultants and service providers, and to retain persons of training, experience and ability by providing them with opportunities to purchase securities, including shares of the Company, pursuant to the Plan, as approved by the board of directors of the Company. As of December 31, 2020, a total of 2,463,488 ordinary shares were reserved for issuance under the Plan. The number of ordinary shares reserved for issuance under the Plan may be changed from time to time in the sole discretion of the board of directors.

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

Observer

On November 29, 2018, we held a general meeting of shareholders at which our shareholders approved, among other things, an amendment to the provisions of our Articles of Association applicable to the election of directors to provide for GTRIMG the right to designate one (1) non-voting observer to the board of director, or the Observer, provided that the Observer shall not be a competitor of ours, or employed by a competitor of ours. In October 2018, Rami Zeevi, the son of Gadi Zeevi who is the controlling shareholder of GTRIMG was appointed as an observer to our board of directors.. Such director will serve as our chairman of the board of directors, provided that such nominee has the required qualifications under applicable laws including the stock exchange rules then applicable. The rights of GTRIMG will remain effective as long as GTRIMG holds at least 5% of our issued and outstanding share capital. The MOU provided that GTRIMG would have the right to nominate one (1) director, who would be the chairman of the board. We appointed Mr. Dov Farkash as executive chairman in accordance with the terms of the MOU.

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

After an initial term of three (3) years, an external director may be re-elected to serve in that capacity for up to two (2) additional terms of three (3) years each under one of two alternatives. Under the first alternative, the external director may be nominated by the board of directors, and such external director’s re-election is approved by a majority of the shareholders that was required to elect such external director in such director’s initial election. Under the second alternative, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such re-election is approved by a majority of those shares present and voting that are held by shareholders who are non-controlling shareholders and do not have a personal interest in the re-election, provided that such shares represent at least 2% of the total voting power in the company.

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

Audit Committee

Our Audit Committee is comprised of the following members: Ms. Solomon (external director), Mr. Lapidot (external director) and Dr. Modena. Ms. Solomon is the Chairwoman of the Audit Committee.

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

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations o the board of directors to improve such practices;

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

Compensation Committee

Our Compensation Committee is comprised of Ms. Solomon (external director), Mr. Lapidot (external director) and Dr. Modena.

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

(1)	a result of an investigation or proceeding instituted against him or her by an authority authorized to
(2)	conduct such investigation or proceeding, provided that (i) no indictment was filed against such
(3)	office holder as a result of such investigation or proceeding; and (ii) no financial liability was
(4)	imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation
(5)	or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense
(6)	that does not require proof of criminal intent; or (2) in connection with a monetary sanction; a
(7)	monetary liability imposed on him or her in favor of an injured party at an Administrative
(8)	Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

●	expenses incurred by an office holder or certain compensation payments made to an injured party that were instituted against an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

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

D. Employees

As of May 16, 2022, we had nine (9) full time employees in PVN and one (1) full time employees in Digiflex, located in Israel. There was one additional employee in the United States, employed by Digiflex Inc and his contract was terminated in September 2020. Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment of our Israeli employees. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans in accordance with the applicable Israeli legal requirements.

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

Share Option Plans

For information on our share option plan see “Item 6 B. — Compensation — Incentive Compensation Plans”.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 16, 2022, by:

●	each of our directors and executive officers;

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of May 16, 2022, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 130,274,079 ordinary shares outstanding as of May 16, 2022.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of our shareholders have different voting rights from other shareholders.

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
GTRIMG Investments Ltd.	50,657,733	(1)	38.86%
Legov Ltd.	21,227,601	(2)	16.29%
Teuza – A Fairchild Technology Venture Ltd.	17,756,906	(3)	13.62%
Slobel NV	9,154,581	(4)	6.83%
Terra Venture partners	6,771,849	(5)	5.17%
Fineline PCB (Cyprus) Ltd.	6,612,381	(6)	5.08%

Directors and executive officers who are not 5% holders:
Dov Farkash, Chairman	678,285	(7)	*
Ran Eisenberg, Chief Executive Officer and Director	612,161	(8)	*
Fernando de la Vega, Chief Technology Officer and Director	5,449,265	(9)	4.04%
Orly Solomon, Director	1,219,337	(10)	*
Ido Lapidot, Director	1,219,337	(11)	*
Evyatar Cohen, Chief Financial Officer	1,637,587	(12)	1.24%
Hanan Markovich, Chief Development Business Officer	828,169	(13)	*

Directors and executive officers as a group	11,644,141		8.74%

*	Represents less than 1.0% held.

(1)	Includes (i) 50,557,733 ordinary shares beneficially owned by GTRIMG Investments Ltd., a company incorporated under the laws of the State of Israel, or GTRIMG Investments, which is wholly owned by TRIMG Communication International Ltd., a company incorporated under the laws of the State of Israel, or the GTRIMG Communication, which itself is wholly owned by GTRIMG Ltd., a company incorporated under the laws of the British Virgin Islands, or GTRIMG Ltd., and together with GTRIMG Investments and GTRIMG Communication, the GTRIMG Entities, which itself is wholly owned by GTRIMG Foundation, a foundation incorporated under the laws of the Principality of Liechtenstein, or the Foundation, the beneficiaries of which are Messrs. Talia Zeevi, Rami Zeevi, Yael Zeevi Shoer, Michal Zeevi Bender, and Gur Zeevi, collectively, the GTRIMG Group, and (ii) 100,000 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of May 16, 2022.

(2)	Includes (i) 17,686,108 ordinary shares beneficially owned on behalf of Legov Ltd, GlenRock Israel Ltd and Insight Capital Ltd, all under the same control, and (ii) 39,998 ordinary shares issuable upon exercise of outstanding warrants (for the same three (3) companies) exercisable within 60 days as of May 16, 2022.

(3)	Includes (i) 17,686,108 ordinary shares beneficially owned, and (ii) 70,798 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of May 16, 2022.

(4)	Includes (i) 1,648,286 ordinary shares beneficially owned, (ii) 4,284,008 ordinary shares issuable upon the conversion of a convertible loan exercisable within 60 days as of May 16, 2022, and (iii) 3,222,287 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of May 16, 2022.

(5)

Includes (i) 5,636,892 ordinary shares beneficially owned by Terra Venture Partners Sicar and Terra Venture LP, all under the saem control, (ii) 1,012,736 ordinary shares issuable to both companies upon the conversion of a convertible loan and exercisable within 60 days of May 16, 2022, and (ii) 122,221 ordinary shares issuable to both companies upon the exercise of warrants and exercisable within 60 days of May 16, 2022. The shares listed as beneficially owned by Terra Venture Partners or Terra are held of record by Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener is a General Partner of Terra Ventures Partners, the manager of Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener has shared voting and dispositive power over all shares owned by Terra.

(6)	Includes 6,612,381 ordinary shares beneficially owned.

(7)	Includes options to purchase 678,285 ordinary shares exercisable within 60 days as of May 16, 2022.

(8)	Includes options to purchase 612,161 ordinary shares exercisable within 60 days as of May 16, 2022.

(9)	Includes (i) 1,336,140 ordinary shares beneficially owned, and (ii) options to purchase 4,113,125 ordinary shares exercisable within 60 days as of May 16, 2022.

(10)	Includes options to purchase 1,219,337 ordinary shares exercisable within 60 days of May 16, 2022.

(11)	Includes options to purchase 1,219,337 ordinary shares exercisable within 60 days as of May 16, 2022.
(12)	Includes options to purchase 1,637,587 ordinary shares exercisable within 60 days as of May 16, 2022.
(13)	Includes options to purchase 828,169 ordinary shares exercisable within 60 days as of May 16, 2022.

Controlling Shareholder

Because GTRIMG Investments Ltd. (and its affiliates) beneficially owned or controlled, directly and indirectly, 38.8 % of our issued and outstanding ordinary shares as of May 15, 2022, it is considered a “controlled shareholder” under the Israeli Companies Law.

Record Holders

As of May 2, 2022, our ordinary shares were held by 86 registered holders (including CEDE & Co.). Based on the information provided to us by our transfer agent, as of May 2, 2022, 16 registered holders were U.S. domiciled holders.

Changes in Ownership of Major Shareholders

To our knowledge, the significant changes in the percentage of beneficial ownership held by our major shareholders during the past three years have been as follows:

Changes in 2020 vs. 2019:

●	Hypermarketing Inc – lost its 5% of beneficial ownership in 2020

●	Y.T.Y. Lenny Investments Ltd – lost its 5% of beneficial ownership in 2020

●	Fernando de la Vega – lost his 5% of beneficial ownership in 2020

●	Amnon Mandelbaum – lost his 5% of beneficial ownership in 2020

●	Bio Rad Laboratories Inc. – lost its 5% of beneficial ownership in 2020

●	Ariel Lijtenstein – lost his 5% of beneficial ownership in 2020

●	ProSeed - Venture Capital Fund – lost its 5% of beneficial ownership in 2020

Changes in 2019 vs. 2018:

●	Hypermarketing Inc – exceeding 5% of beneficial ownership in 2019

●	Y.T.Y. Lenny Investments Ltd – exceeding 5% of beneficial ownership in 2019

●	Bio Rad Laboratories Inc. – exceeding 5% of beneficial ownership in 2019

●	Ariel Lijtenstein – exceeding 5% of beneficial ownership in 2019

●	ProSeed - Venture Capital Fund – exceeding 5% of beneficial ownership in 2019

●	Jet CU P.C.B. Ltd. – lost its 5% of beneficial ownership in 2019

●	Leifer Partners – lost its 5% of beneficial ownership in 2019

●	Marcelo Einhorn – lost its 5% of beneficial ownership in 2019

●	FirstFire Global Opportunities Fund LLC – lost its 5% of beneficial ownership in 2019

●	Infinity IP Bank International (Suzhou) Co., Ltd. – lost its 5% of beneficial ownership in 2019

●	Hermetic Trust (1975) Ltd. (in trust for Israel Electric Corporation, Ltd.) – lost its 5% of beneficial ownership in 2019

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

B. Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2020 other than as described in Note 16 to our consolidated financial statements appear elsewhere in this annual report on Form 20-F.

ITEM 9. The Offer and Listing.

9.A.4 Offer and Listing Details

Our ordinary shares are quoted on the OTC Pink under the symbol “PVNNF.”

However, due to lack of available resources, we have not been able to comply with our SEC periodic filing obligations for the years ended December 31, 2020 and 2021. Accordingly, as of September 29, 2021, the public quote for our stock has been removed form OTC Pink and trading in our stock has been restricted. Once we file our annual report on Form 20-F for the years ended December 31, 2020 and 2021, the public reporting of our trading prices is expected to resume. Thereafter, a new Form 211 will need to be filed with FINRA and following approval thereof by FINRA, unrestricted trading in our stock on OTC Markets is expected to resume.

9.B. Plan of distribution

Not applicable.

9.C. Market for ordinary shares

Not applicable.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

General

As of December 31, 2020, our authorized share capital consists of 1,200,000,000 ordinary shares, par value NIS 0.01 (approximately $0.003) per share, of which 26,986,203 are issued and outstanding. On December 28, 2020, as part of the annual general meeting of the shareholders’, the authorized ordinary shares were increased by an additional 1,000,000,000 ordinary shares of NIS 0.01 (approximately $0.003) par value.

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

Subsequently to December 31, 2020, we and certain existing Company shareholders entered into definitive agreements relating to a private placement of our Ordinary Shares for aggregate gross proceeds to us of $2,850,000. The Company anticipates receiving an additional $150,000 from this round of the private placement from these investors. We issue an aggregate of 42,926,031 Ordinary Shares in respect of the $3.0 million investment as well as an additional 5,428,572 Ordinary Shares to certain of the investing Company shareholders as a consequence of certain anti-dilution protection previously accorded to such shareholders The Private Placement offering is continuing in an effort to raise additional capital on the same terms as described herein.

As part of the $3.0 million investment described above, we agreed to the request of certain of the private placement investors (including GTRIMG) to nominate three members to the Company’s board of directors. Upon the appointment of the three new directors, Ran Eisenberg, the Company CEO and Dr. Astorre Modena, a Company director, have agreed to resign from the Company Board.

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

During 2021, the Company issued additional 5,428,572 Ordinary Shares to Jet CU former shareholders as an additional consideration as a consequence of certain anti-dilution protection previously accorded. Refer to Note 16.d. to our consolidated financial statements appear elsewhere in this annual report on Form 20-F for additional information.

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

E. Taxation

 The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $62 million), and the sale receives prior approval from NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $156 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding a certain level, including, but not limited to, dividends, interest and capital gain. Pursuant to new legislation enacted recently, such tax rate was increased to 3% on annual income exceeding NIS 651,600 (approximately$202,674) in 2020 and NIS 649,560 (approximately $202,040) in 2019 (which amounts are linked to the annual change in the Israeli consumer price index).

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on the corporation’s income, assets, and activities for such year. We have not determined whether we have been a PFIC for any previous year prior to 2020. Also we cannot assure that we will not be considered a PFIC for 2020, based on our estimation, we do not expect to be a PFIC for the 2020 tax year. We did not conduct an analysis whether we will be a PFIC in 2021 or in any future years.

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

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements, or to report dividends required to be shown on the holder’s U.S. federal income tax returns. Back up withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments made to employees, sub-contractors, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The majority of our expenses are denominated in NIS. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

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

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

All of the convertible loans received from GTRIMG and few from other lenders were required to be repaid by October 2020. GTRIMG and the other lenders did not exercise their conversion right under the convertible loans prior to their repayment date and therefore became repayable in cash as such time. We did not timely repay such loans due to financial difficulties and therefore we are currently in default under those agreements. For information with respect to those defaults, see Note 8 to the audited consolidated financial statements for the year ended December 31, 2020 included elsewhere in this annual report on Form 20-F.

As of the date of the filing of this report, the holders of approximately $4,010,429 in principal amount and accrued interest of CLAs converted their debts into an aggregate of 57,291,838 Ordinary Shares. Furthermore therewith, all the warrants that were issued previously in connection with those CLAs were cancelled and no longer have any force or effect.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2020 as a result of the material weaknesses identified in our internal control over financial reporting. These material weaknesses are discussed in “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses in internal control over financial reporting that were identified (among other things) were: (i) significant parts of entity level controls are missing, (ii) lack of segregation of duties, (iii) controls’ effectiveness testing were predominantly not performed, inter alia, due to nonperformance of controls or absence of evidence for controls’ performance, and (iv) non-remediation of material weaknesses identified in prior years. Based on such assessment, management has concluded that, as of December 31, 2020, our internal control over financial reporting is ineffective based on those criteria.

Due to lack of resources, during 2020, as in previous years, we were unable to implement in any material respect our remediation plans for the material weaknesses identified in prior years. We intend to take appropriate and reasonable steps (beyond few already taken such as (i) hiring an outsourced chief financial officer with significant U.S. GAAP and SEC reporting experience and (ii) establishing an Audit Committee and Compensation Committee. Ms. Orly Solomon, a member of each of these committees, serves as the Chairwoman of each and has relevant U.S. GAAP accounting, SEC reporting and internal control experience) to make the necessary improvements to remediate these deficiencies, provided that we have the resources to implement them.

(c) Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert.

Our board has determined that Ms. Orly Solomon, who serves as the chairwoman of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Rules. Ms. Solomon is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Nasdaq Rules. For Ms. Solomon’s relevant experience, see “Item 6 A. — Directors and Senior Management”.

ITEM 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Technology Officer, Chief Financial Officer, controller or principal accounting officer or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. Section 406(c) of the Sarbanes-Oxley Act provides that a “code of ethics” means such standards as are reasonably necessary to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the issuer; and (iii) compliance with applicable governmental rules and regulation.

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

ITEM 16C. Principal Accountant Fees and Services.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“EY”), an independent registered public accounting firm (“EY”), served as our independent public accountants for the fiscal years ended December 31, 2019 and 2018, for which audited consolidated financial statements appear in this annual report on Form 20-F. On April 7, 2021, our shareholders approved the appointment of Ilanit Halperin CPA (“IH”) as our independent public accountants for the fiscal years ended December 31, 2020 and 2021.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2020 (IH) and 2019 (EY).

	Year ended December 31,
	2020	2019
Audit Fees	$115,000	$140,000
Audit-related fees	-	8,500
Tax fees	20,000	15,000
All other fees		12,000
Total	$135,000	$175,500

Audit fees. Consist of aggregate fees billed for the audit of our annual consolidated financial statements. This category also includes services that the independent accountant generally provides, such as consents, assistance with, and review of documents filed with the SEC (as applicable).

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

Audit Committee Pre-Approval Policies and Procedures

Our audit committee, established in February 2018, provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by EY during 2019 and 2018 and the fees for such services as well as provided by IA during 2020 and fees for such services.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

ITEM 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

ITEM 16G. Corporate Governance.

Not applicable.

ITEM 16H. Mine Safety Disclosure.

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

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

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

- - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of P.V. Nano Cell Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of P.V. Nano Cell Ltd. (the Company) as of December 31, 2020 and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2020 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/ Halperin Ilanit.

Certified Public Accountants (Isr.)

PCAOB number 650100001

Tel Aviv, Israel

May 16, 2022

We have served as the Company’s auditor since 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

P.V. NANO CELL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of P.V. Nano Cell Ltd. and its subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit), and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

/S/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2009 to 2022

Tel-Aviv, Israel

April 29, 2021

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$31,327	$34,382
Restricted cash	-	15,915
Accounts receivable, net	199,367	86,494
Other current assets	90,109	194,173
Inventory, net	85,243	102,782

Total current assets	406,046	433,746

NON-CURRENT ASSETS:
Property and equipment, net	144,865	248,316
Intangible asset, net	2,964,979	3,393,413
Goodwill	3,026,036	3,026,036

Total non-current assets	6,135,880	6,667,765

Total assets	6,541,926	7,101,511

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Short term bank credit	55,845	92,230
Short-term loans	-	14,489
Trade payables	612,129	783,592
Employees and payroll accruals	750,872	680,290
Accrued expenses and other current liabilities	1,923,434	790,097
Convertible loans	6,567,411	3,899,516
Warrants presented at fair value	7,343,894	158,112

Total current liabilities	17,253,585	6,418,326

NON-CURRENT LIABILITIES:
Capital note	40,000	40,000
Convertible loans	-	291,474
Warrants presented at fair value	1,364,106	1,346,000
Israel National Authority for Technology and Innovation	755,980	-

Total non-current liabilities	2,160,086	1,677,474

Total liabilities	19,413,671	8,095,800

SHAREHOLDERS’ DEFICIT:
Ordinary shares of NIS 0.01 par value - Authorized: 1,200,000,000 and 200,000,000 as of December 31, 2020 and 2019, respectively; Issued and outstanding: 26,986,203 and 24,393,218 ordinary shares as of December 31, 2020 and 2019, respectively	73,403	65,842
Additional paid in capital	20,732,834	19,951,632
Treasury stocks	(122,482)	-
Accumulated deficit	(33,555,500)	(21,011,763)

Total shareholders’ deficit	(12,871,745)	(994,289)

Total liabilities and shareholders’ deficit	$6,541,926	$7,101,511

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars

	Year ended December 31,
	2020	2019	2018

Revenues	$761,319	$478,520	$460,739

Cost of revenues	307,713	236,493	388,265
Amortization of intangible assets	428,434	428,431	470,773

Gross loss (income)	(25,172)	186,404	398,299

Operating expenses:

Research and development	926,697	987,444	1,090,295
Less - research and development grants	(525,838)	(256,423)	(314,652)
Research and development, net	400,859	731,021	775,643
Sales and marketing	673,986	673,983	550,008
General and administrative	1,414,370	1,319,239	1,297,711
Goodwill impairment	265,089	—	161,381

Total operating expenses	2,754,304	2,724,243	2,784,743

Operating loss	2,729,132	2,910,647	3,183,042
Financial expenses (income), net	9,814,605	1,042,358	(1,210,484)

Net loss	$12,543,737	$3,953,005	$1,972,558

Net loss per ordinary share:
Basic and diluted net loss per ordinary share	$0.49	$0.16	$0.09

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	25,581,000	24,071,186	23,142,850

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars

	Ordinary shares
	Number of ordinary shares	Amount	Additional paid-in Capital	Treasury stocks	Accumulated deficit	Total

Balance as of January 1, 2018	21,737,263	$58,559	$17,830,361	$—	$(15,086,200)	$2,802,720

Issuance of ordinary shares	1,167,615	3,116	958,654	—	—	961,770
Issuance of ordinary shares in connection with conversion of convertible loans	178,689	477	58,730	—	—	59,207
Issuance of ordinary shares in connection with Professional service rendered	343,750	968	220,508	—	—	221,476
Beneficial conversion feature related to convertible loans	—	—	338,266	—	—	338,266
Issuance of warrants	—	—	137,284	—	—	137,284
Exercise of options	64,631	181	813	—	—	994
Stock based compensation	—	—	153,990	—	—	153,990
Net loss	—	—	—	—	(1,972,558)	(1,972,558)

Balance as of December 31, 2018	23,491,948	$63,301	$19,698,606	$—	$(17,058,758)	$2,703,149

Issuance of ordinary shares in connection with conversion of convertible loans	576,270	1,630	97,235	—	—	98,865
Issuance of ordinary shares in connection with Professional service rendered	325,000	911	24,733	—	—	25,644
Beneficial conversion feature related to convertible loans	—	—	21,445	—	—	21,445
Stock based compensation	—	—	109,613	—	—	109,613
Net loss	—	—	—	—	(3,953,005)	(3,953,005)

Balance as of December 31, 2019	24,393,218	$65,842	$19,951,632	—	$(21,011,763)	$(994,289)

Issuance of ordinary shares in connection with conversion of convertible loans	386,735	1,111	64,634	—	—	65,745
Issuance of ordinary shares in connection with Professional service rendered	206,250	602	33,443	—	—	34,045
Issuance of Ordinary Shares as a consideration for the Jet CU purchase	2,000,000	5,848	218,352	—	—	224,200
Treasury stocks	—	—	—	(122,482)	—	(122,482)
Stock based compensation	—	—	464,773	—	—	464,773
Net loss	—	—	—	—	(12,543,737)	(12,543,737)

Balance as of December 31, 2020	26,986,203	$73,403	$20,732,834	$(122,482)	(33,555,500)	$(12,871,745)

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,543,737)	$(3,953,005)	$(1,972,558)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	63,095	73,714	149,307
Amortization	428,434	428,431	470,773
Warrants issued in exchange of services	—	—	119,779
Financial expenses in connection with convertible loans	2,597,476	950,292	1,019,402
Share-based compensation	464,773	109,613	153,990
Restricted shares issued for services	34,045	25,644	221,476
Goodwill impairment	265,089	—	161,381
Capital loss	43,216	—	—
Change in operating assets and liabilities:
Change in accounts receivable	(112,873)	114,282	(119,431)
Change in other current assets	156,041	20,838	(9,713)
Change in inventories	17,539	(49,438)	47,539
Change in trade payables	(171,463)	64,901	(296,783)
Change in employees and payroll accruals	70,582	321,017	(73,872)
Change in accrued expenses and other current liabilities	882,589	(52,045)	(183,019)
Change in fair value of warrants and capital note	7,011,437	(33,382)	(2,280,318)
Net cash used in operating activities	(793,757)	(1,979,138)	(2,592,047)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash acquired in acquisition of Jet CU (see also Note 3)	811,773	—	—-
Purchase of property and equipment	(2,860)	(11,906)	(18,237)
Net cash provided by (used in) investing activities	808,913	(11,906)	(18,237)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible loans, net of issuance costs	16,748	1,775,000	1,898,130
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	567,615
Proceeds from stock options exercise	—	—	994
Change in in short term bank credit	(36,385)	92,230	(64,900)
Repayment of the promissory note principal	—	—	(25,510)
Proceeds (repayment) of short-tern bank loan	(14,489)	14,489	(72,108)
Net cash provided by (used in) financing activities	(34,126)	1,881,719	2,304,221

Decrease in cash and cash equivalents and restricted cash	(18,970)	(109,325)	(306,063)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT THE BEGINNING OF THE YEAR	50,297	159,622	465,685

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE YEAR	$31,327	$50,297	$159,622

SUPPLEMENTAL INFORMATION AND DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Issuance of ordinary shares and warrants in connection with acquisition (see also Note 3)	$411,781	$—	$—
Receivable for Convertible loan (See also Note 4)	$—	$150,000	$—
Conversion of convertible loans including interest to ordinary shares	$65,745	$98,865	$59,207
Purchase of property and equipment that were not paid as of the balance sheet date	$—	$9,422	$-

	December 31,
	2020	2019	2018

Cash and cash equivalents	$31,327	$34,382	$144,948
Restricted cash	—	15,915	14,674

	$31,327	$50,297	$159,622

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:-	GENERAL

a.	P.V. Nano Cell Ltd. (the “Company”) was incorporated in June 2009 under the laws of Israel. The Company along with its three fully owned Israeli subsidiaries: Nano Size Ltd. (“Nano Size”), Digiflex Ltd. (“Digiflex”) and JETCU PCB Ltd (“Jet CU) and Digiflex fully owned US subsidiary Digiflex Inc (“Inc”) are mainly engaged in developing, manufacturing, marketing and commercializing conductive inks for digital inkjet conductive printing applications and manufacturing printing machines, which offer solutions for inkjet print-quality technologies. Refer to Note 3 for additional information regarding the acquisition of Jet CU on July 26, 2020. The Company, Nano Size, Digiflex, Inc and Jet CU are jointly defined as the “Group”.

b.	Since its inception, the Group has incurred operating losses and has used cash in its operations. During the year ended December 31, 2020, the Group used cash in operating activities of approximately $0.8 million, incurred a net loss of approximately $12.5 million and had a total accumulated deficit of approximately $33.6 million as of December 31, 2020. The Group requires additional financing in order to continue to fund its current operations and to pay existing and future liabilities.

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

c.

During 2020, due to the Coronavirus pandemic (“COVID-19”) constraints, the Company has had to adjust its working mode (mainly changing working hours and make sure the Company complies with the government guidelines which have included full and partial lockdowns). While the Company business grew in 2020, the growth has been limited (sales grew less than expected) due to slow down of the customers and partners, and also due to traveling constrains imposed by governments due to COVID-19. Two of the Company’s main customers have purchased inks and services much less than forecasted and expected. the Company’s plans to upgrade its DemonJet printers, develop the inks and technologies to print passive components have been slowed down due to the reduction of activities of the Company’s partners in Europe and reduced available resources. The Company has placed one of its employees on an unpaid leave and reduced the team by two team members. Furthermore, due to the influence of COVID-19 on the world economy, the price of silvers (the Company’s main raw material) has increased by almost 50% from January 2019 through December 2020. Other raw materials prices have also increased. Given the continued uncertainty around the extent and timing of the future spread or mitigation of the Coronavirus outbreak and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition. The extent of the impact of COVID-19 on the Company operational and financial performance, including its ability to execute its business strategies and initiatives in the expected time frame, will depend on future developments, including, but not limited to, the duration and continued spread of the pandemic, its severity, the actions to contain the disease or treat its impact, further related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption as a result of COVID-19 could have a material adverse effect on the Company business, results of operations, access to sources of liquidity and financial condition, though the full extent and duration is uncertain; infections may become more widespread and the limitation on the Company’s ability to work, travel and timely sell and distribute its products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on its business, financial condition and operating results. In addition, as the scale and duration of these developments remain uncertain, they may have, or continue to have, macro and micro negative effects on the financial markets and global economy, which could result in an economic downturn that could affect demand for our products and have a material adverse effect on our operations and financial results, earnings, cash flow, financial condition and share price. These effects could be material and long-term in duration.

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

On an ongoing basis, the Company’s management evaluates estimates, including those related to fair values of stock-based awards, warrants to purchase the Company’s ordinary shares and capital note. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

Long-lived assets of the Group are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group did not record any impairment losses during the years ended December 31, 2020, 2019 and 2018.

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

Goodwill is tested for impairment on an annual basis in the fourth quarter and whenever indicators of potential impairment require an interim goodwill impairment analysis. The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the quantitative impairment test is not required. However, if the Company concludes otherwise, it is then required to perform a quantitative assessment for goodwill impairment.

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

As of December 31, 2019 and onwards, the Company has early adopted the ASU 2017-04 FASB revised guidance of goodwill impairment. Under this guidance, entities that have reporting units with zero or negative carrying amount are no longer required to perform the qualitative assessment. The results of such test as of December 31, 2019 and 2020, were that the fair value was greater than the reporting unit’s negative carrying value and therefore no goodwill impairment was recorded as of this date.

As a result of the Jet CU purchase on July 26, 2020, the Company recorded a goodwill impairment of $265,089, refer to Note 3 for additional information.

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

The Group did not record any intangible assets impairment during the years ended December 31, 2020, 2019 and 2018.

i.	Revenue Recognition:

Effective January 1, 2020, the Group adopted a new accounting standard related to the recognition of revenue in contracts with customers. The Group did not have any material cumulative-effect adjustment as a result of the adoption of ASC 606. In addition, the adoption of ASC 606 did not have any material impact on the Group consolidated financial statement line items in the year of adoption.

The Group determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer.

●	Determination of the transaction price.

●	Determination of the transaction price.

●	Allocation of the transaction price to the performance obligations in the contract.

●	Recognition of revenue when, or as, the Group satisfies a performance obligation.

As a general point, the Group applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.  At contract inception, once the contract is determined to be within the scope of ASC 606, the Group assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.  The Group then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

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

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company recognizes compensation expenses for the value of its awards granted based on the straight-line attribution method over the requisite service period of each of the awards. The Company recognizes forfeitures of awards as they occur.

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

The fair value for options granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	2020	2019	2018

Dividend yield	0%	0%	0%
Expected volatility	80%	60%	60%
Risk-free interest	0.36%-1.62%	2.33%-2.71%	2.15%-2.91%
Expected life (in years)	5	4.15-7.00	3.50-4.37

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risks:

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

The Group’s accounts receivables are derived from sales mainly in Israel, Europe and the US. Concentration of credit risk with respect to accounts receivables is limited by ongoing credit evaluation and account monitoring procedures. The Group performs ongoing credit evaluations and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as known disputes, age of the receivable balance and past experience. There was no allowance for doubtful accounts as of December 31, 2020 and 2019. The Group writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense.

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

Severance expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $59,087, $64,080 and $64,261, respectively.

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

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	-	-	$8,708,000	$8,708,000
Capital note	-	-	40,000	40,000

Total financial liabilities	-	-	$8,748,000	$8,748,000

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	-	-	$1,504,112	$1,504,112
Capital note	-	-	40,000	40,000

Total financial liabilities	-	-	$1,544,112	$1,544,112

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments (cont.):

The following table presents reconciliations for the Company’s liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3):

Level 3

Balance as of January 1, 2018	$2,093,036

Fair value of warrants issued	1,044,528
Fair value of warrants granted for services	119,779
Changes in Fair value of warrants and capital note	(2,280,318)

Balance as of December 31, 2018	977,025

Fair value of warrants issued	600,469
Changes in Fair value of warrants and capital note	(33,382)

Balance as of December 31, 2019	1,544,112

Fair value of warrants issued	192,451
Changes in Fair value of warrants and capital note	7,011,437

Balance as of December 31, 2020	$8,748,000

q.	Basic and diluted net loss per ordinary share:

Basic net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

The total number of ordinary shares related to the outstanding stock options, warrants and conversion of the outstanding convertible loans as of December 31, 2020 aggregated to 18,783,274, 97,197,968 and 28,543,378, respectively, were excluded from the calculations of diluted loss per ordinary share, since it would have an anti-dilutive effect.

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

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Leases:

The Group adopted the new accounting standard ASC 842 “Leases” and all the related amendments on January 1, 2020 and used the effective date as The Group’s date of initial application. The Group determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, The Group classifies the lease as a finance lease. Otherwise, The Group classifies the lease as an operating lease. When determining lease classification, The Group’s approach in assessing two of the mentioned criteria: (i) generally, 75% or more of the remaining economic life of the underlying asset is a major part of the remaining economic life of that underlying asset; and (ii) generally, 90% or more of the fair value of the underlying asset comprises substantially all of the fair value of the underlying asset.

The Group engaged in a short period lease with relatively low rent expenses and as a result did not apply this guidance.

t.	Recently issued accounting standards:

Which were Adopted:

1.

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC 605”), Revenue Recognition, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. ASU 2014-09 permits the use of either a retrospective or cumulative effect transition method. The Group adopted ASU 2014-09 along with the related additional ASUs on Topic 606 (collectively, “ASC 606”) on January 1, 2020, using the modified retrospective transition method. Contracts that are substantially completed were excluded from the transition adjustment.

The Group has reviewed all of its contracts with customers and has implemented the required process, data, and system changes to comply with the requirements of ASC 606.

The Group did not have any material cumulative-effect adjustment as a result of the adoption of ASC 606. In addition, the adoption of ASC 606 did not have any material impact on the Group consolidated financial statement line items in the year of adoption.

2.	In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a financial or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. The new guidance is effective for all periods beginning after December 15, 2018. The Group adopted this guidance commencing January 1, 2020.

Not yet adopted in the current year:

3.	In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2020-06 will have on the Company’s consolidated financial statement presentation or disclosures.

4.	Other new pronouncements issued but not effective as of December 31, 2021 are not expected to have a material impact on the Company’s consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	ACQUISITION

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

The purchase price (as mentioned above) aggregated to $411,781 as follows:

$224,200 attributed to the 2,000,000 issued, based on the stock price as of July 26, 2020 and $187,581 to the 8,000,000 warrants (the Company used the following assumptions: 0% dividend yield, 80.0% expected volatility, 0.14% risk free rate and 2 expected life in years) issued, such warrants were classified as liability at the issuance date. Their fair value as of December 31, 2020 aggregated to $691,473.

The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Cash and cash equivalents	$811,773
Prepaid expenses and other current assets	1,977
Balance with the Company (*)	50,000
Investment in the Company’s shares (**)	122,482
CLA provided to the Company (*)	167,188
Liability to National Technological Innovation Authority	(1,006,605)
Accrued expenses and other current liabilities	(123)
Goodwill (***)	265,089
Total purchase price	$411,781

(*)	Such amount was eliminated at the consolidated level.

(**)	Such amount was recorded as Treasury stock within the Consolidated statements of shareholders’ equity (deficit).

(***)	Such amount was impaired following the purchase date since Jet CU has no activity and was recorded within the Consolidated statements of comprehensive loss.

During 2021, the Company issued additional 5,428,572 Ordinary Shares to Jet CU former shareholders as an additional consideration as a consequence of certain anti-dilution protection previously accorded. Refer to Note 16.d. for additional information.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 4:-	OTHER CURRENT ASSETS

	December 31,
	2020	2019

Receivable for Convertible loan*	$—	$150,000
Government authorities	54,977	20,894
Other	35,132	23,279

	$90,109	$194,173

*	Such amount was collected in January 2020, see Note 8.c. for additional information.

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:
Equipment	$433,271	$594,740
Computers	1,825	34,087
Office furniture	10,362	27,961
Leasehold improvements	23,461	23,461

	468,919	680,249

Accumulated depreciation:	324,054	431,933

Property and equipment, net	$144,865	$248,316

Depreciation expenses for the years ended December 31, 2020, 2019 and 2018 were $63,095, $73,714 and $149,307, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:-	INTANGIBLE ASSETS, NET

	December 31,
	2020	2019
Cost:
Technology	$4,284,315	$4,284,315
Backlog	45,996	45,996

	4,330,311	4,330,311

Accumulated amortization (the Backlog was fully amortized):	1,365,332	936,898

Intangible assets, net	$2,964,979	$3,393,413

Amortization expenses for the years ended December 31, 2020, 2019 and 2018 were $428,434, $428,431 and $470,773, respectively. The amortization for each of the next five (5) years should be $428,434.

NOTE 7:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2020	2019

Provision for professional fees	$582,811	$573,667
Government authorities*	395,512	34,830
Grants received in advance	808,856	—
Provision for legal claims	47,588	44,269
Other	88,667	137,331

	$1,923,434	$790,097

*

Such amount contains primarily liability to Israel National Authority for Technology and Innovation (“NATI”). See Note 3 for additional information. Please also note that the majority of the liability towards NATI is presented in a separate line item within the non-current liabilities according to the related settlement.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING

a.	In August 2017, the Company entered into several Securities Purchase Agreements with new investors and additional existing shareholders (all together “CLA August 2017”), whereby the Company issued and sold to such holders senior secured convertible notes in an aggregate principal amount of $905,555 in consideration for an aggregate subscription amount of $774,400 net of issuance costs of $40,600 and five-year warrants to purchase 33,332 ordinary shares, at an exercise price of $1.20 and additional five-year warrants to purchase 33,332 ordinary shares, at an exercise price of $1.00 that were granted as additional issuance costs. The Company classified the warrants as liabilities in the amount of $37,592 (the Company used the following assumptions: 0% dividend yield, 69% expected volatility,2.16% risk free rate and 4.63 expected life in years). As of December 31, 2020 and 2019, the fair value of the warrants amounted to $970 and $32, respectively. Additional principal loan of $22,322 was provided during the year ended December 31, 2019.

As part of the secured convertible notes, the Company also issued a five-year warrant to purchase 905,555 ordinary shares, at an exercise price of $1.20 per ordinary share. The Company classified the warrants as in the amount of $492,034 (the Company used the following assumptions: 0% dividend yield, 69% expected volatility, 2.16% risk free rate and 4.64 expected life in years). As of December 31, 2020 and 2019, the fair value of the warrants amounted to $108,090 and $22,027, respectively.

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. The notes mature after 14-24 months and may be converted into ordinary shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00, but it was adjusted in January 2018 to $0.50 and further adjusted in October 2018 to $0.17. The Company accounted for the convertible loan in accordance with ASC 470-20, Debt with conversion and other Options. According to ASC 470-20-30-8, since the intrinsic value of the beneficial conversion feature (“BCF”) exceeds the entire proceeds of the convertible loan, The Company allocated the entire proceeds to the BCF as additional paid in capital. During 2020 and 2019, $65,745 and $98,865 of the convertible notes were converted into 386,735 and 576,270 ordinary shares, respectively. In January and February 2021, $84,758 of the convertible notes were converted into 498,578 ordinary shares. The Company may require mandatory conversion of the notes in certain circumstances and pay the convertible note in cash upon event of fundamental transaction and change of control transaction as described in the convertible note agreement.

In connection with the convertible loan agreement signed in October 2018 as described in section c. below, the holders of CLA August 2017 agreed to extend the original maturity date in additional 24 months. In addition, the Company issued to certain holders of CLA August 2017 four-year warrants to purchase 1,659,971 ordinary shares at an exercise price of $0.17. The Company classified the warrants as liabilities in the amount of $42,591 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.96% risk free rate and 3.75 expected life in years). As of December 31, 2020 and 2019, the fair value of the warrants amounted to $199,083 and $11,522, respectively.

The CLA August 2017 was required to be repaid by October 2020. This lender did not exercise its conversion right under the convertible loans prior to the repayment date and therefore became repayable in cash as such time. The Company did not timely repay such loan due to financial difficulties and therefore the Company was in default under this agreement.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

b.

On May 8, 2018, the Company entered into a Share Purchase Agreement with existing shareholders (“CLA May 2018”), pursuant to which the shareholders provided the Company with an 18-month convertible loan in an aggregate principal amount of $170,000 and received from the Company warrants to purchase 170,000 ordinary shares at an exercise price of $0.50 per ordinary share. The loan amount is convertible into ordinary shares at a conversion price of $1.00 per ordinary share. The loan includes a 10% original issue discount and bears interest of 6% per annum. In accordance with the accounting guidance on convertible instruments, the BCF of $15,300 was recognized in additional paid in capital. The warrants may be exercised, in whole or in part, for a period of five (5) years. Such warrants were classified as equity due to their nature, their fair value upon issuance date amounted to $65,718 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.80% risk free rate and 5 expected life in years).

The CLA May 2018 was required to be repaid by November 2019. This lender did not exercise its conversion right under the convertible loans prior to the repayment date and therefore became repayable in cash as such time. The Company did not timely repay such loan due to financial difficulties and therefore the Company was in default under this agreement.

c.

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

In July 2020, this investor invested additional $16,748 on the account of the Additional Loan Amount (“CLA July 2020”) and the Company granted the investor warrants to purchase ordinary shares for an aggregate purchase price of $83,740. The terms of that convertible loan and the associated warrants are the same as provided to the CLA October 2018.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

The CLA October 2018, CLA March-December 2019 and CLA July 2020 were required to be repaid by October 2020. This lender did not exercise its conversion right under the convertible loans prior to their repayment date and therefore became repayable in cash as such time. The Company did not timely repay such loans due to financial difficulties and therefore the Company is was default under those agreements.

The option to lend the Additional Loan Amount, the warrants and the additional warrants classified as liability. The fair value of all those instruments aggregated to $500,741 as of October 10, 2018 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.82% risk free rate and 2 expected life in years). As of December 31, 2020 and 2019, the fair value of all the warrants amounted to $5,577,077 and $903,832, respectively.

d.

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

The granted warrants classified as liability at the issuance date, their fair value aggregated to $79,227 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.87% risk free rate and 2 expected life in years). As of December 31, 2019, the fair value of the warrants amounted to $50,510 and were forfeited during 2020.

The CLA November 2018 was required to be repaid by November 2020. This lender did not exercise its conversion right under the convertible loans prior to the repayment date and therefore became repayable in cash as such time. The Company did not timely repay such loan due to financial difficulties and therefore the Company was in default under this agreement.

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

The warrants issued to the new investor were classified as a liability. At the issuance date their fair value aggregated to $180,281, (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.48% risk free rate and 2 expected life in years). As of December 31, 2019, the fair value of the warrants amounted to $107,602 and were forfeited during 2020.

The warrants issued as a finder’s fee compensation were classified as a liability. At the issuance date their fair value aggregated to $45,327, (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.51% risk free rate and 5 expected life in years). As of December 31, 2020 and 2019, the fair value of the warrants amounted to $204,242 and $49,100, respectively.

The CLA December 2018 was required to be repaid by December 2020. This lender did not exercise its conversion right under the convertible loans prior to the repayment date and therefore became repayable in cash as such time. The Company did not timely repay such loan due to financial difficulties and therefore the Company was in default under this agreement.

f.

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

The granted warrants classified as liability. At the issuance date, their fair value aggregated to $98,377 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.11% risk free rate and 2 expected life in years). As of December 31, 2020 and 2019, the fair value of the warrants amounted to $430,469 and $61,541, respectively.

The CLA January-April 2019 were required to be repaid by CLA January-April 2021. This lender did not exercise its conversion right under the convertible loans prior to the repayment date and therefore became repayable in cash as such time. The Company did not timely repay such loan due to financial difficulties and therefore the Company was in default under those agreements.

g.

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

The granted warrants classified as liability at the issuance date, their fair value aggregated to $409,668 (the Company used the following assumptions: 0% dividend yield, 54.50% expected volatility, 1.60% risk free rate and 2 expected life in years). As of December 31, 2020 and 2019, the fair value of the warrants amounted to $1,334,255 and $227,998, respectively.

h.	The fair value of the warrants issued as part of the convertible loan agreements (“CLA”) along with finder’s fees as applicable were bifurcated out of the principal loans. Commencing with the grant dates the Company is calculating the accretion back to the principal amount during the CLA period along with the related interest and record them financial expenses in connection with convertible loans’ as part of the financial expenses (income), net line item within the statement of operations.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

The Company’s CLA’s presented as part of its current liabilities as of December 31, 2020 as follows:

Type of CLA	Original principal loans amounts	Additional principal loans provided	Loans already converted	Remaining principal loans amount	Converted through		Loans presented as of December 31, 2020

CLA August 2017(*)	$905,555	$22,322	$(201,811)	$726,066	2020		$1,230,038	Refer to Note 8.a.
CLA May 2018(*)	170,000	-	-	170,000	2019		218,875	Refer to Note 8.b.
CLA October 2018(*)	1,000,000	-	-	1,000,000	2020	(**)	1591,030	Refer to Note 8.c.
CLA November 2018(*)	225,000	-	-	225,000	2020	(**)	356,718	Refer to Note 8.d.
CLA December 2018(*)	400,000	-	-	400,000	2020	(**)	629,647	Refer to Note 8.e.
CLA January-April 2019	200,000	-	-	200,000	2021	(**)	215,752	Refer to Note 8.f.
CLA March-December 2019(*)	1,250,000	-	-	1,250,000	2020	(***)	1,932,525	Refer to Note 8.c.
CLA August-December 2019	475,000	-	-	475,000	2021	(**)	368,559	Refer to Note 8.g.
CLA July 2020(*)	16,748	-	-	16,748	2020	(**)	24,267	Refer to Note 8.c.

	$4,642,303,	$22,322	$(201,811)	$4,462,814			$6,567,411

(*)	Those CLA's were not repaid on time and therefore were in default as of December 31, 2020. Due to such default, the Company presented those CLA's in their fair value.

(**)	Structured as a 24 month- convertible loan or less in case of a Public Offering (“PO”) event.

(***)	The due date for those convertible loans is October 2020 or earlier in case of a PO event.

The	Company’s CLA’s presented as part of its current and non-current liabilities as of December 31, 2019 as follows:

Type of CLA	Original principal loans amounts	Additional principal loans provided	Loans already converted	Remaining principal loans amount	Converted through		Loans presented as of December 31, 2019

CLA August 2017(*)	$905,555	$22,322	$(141,211)	$786,666	2020		$896,799	Refer to Note 8.a.
CLA March 2018(*)	150,000	-	-	150,000	2019		163,406
CLA May 2018(*)	170,000	-	-	170,000	2019		204,118	Refer to Note 8.b.
CLA October 2018(*)	1,000,000	-	-	1,000,000	2020	(***)	875,630	Refer to Note 8.c.
CLA November 2018(*)	225,000	-	-	225,000	2020	(***)	205,636	Refer to Note 8.d.
CLA December 2018(*)	400,000	-	-	400,000	2020	(***)	310,188	Refer to Note 8.e.
CLA January-April 2019(**)	200,000	-	-	200,000	2021	(***)	155,062	Refer to Note 8.f.
CLA March-December 2019(**)	1,250,000	-	-	1,250,000	2020	(****)	1,243,739	Refer to Note 8.c.
CLA August-December 2019(**)	475,000	-	-	475,000	2021	(***)	136,412	Refer to Note 8.g.

	$4,775,555,	$22,322	$(141,211)	$4,656,666			$4,190,990

(*)	Aggregated to $3,899,516 and presented within the current liabilities

(**)	Aggregated to $291,474 and presented within the non-current liabilities

(***)	Structured as a 24 month- convertible loan or less in case of a Public Offering (“PO”) event

(****)	The due date for those convertible loans is October 2020 or earlier in case of a PO event

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties commitments:

1.	The Company was engaged in research and development programs with the National Technological Innovation Authority, or the “Authority” (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). The Company is committed to pay royalties to the Authority at the rate of 3.0% of sales of products resulting from research and development partially financed by the Authority. The amount shall not exceed the grant amount received, linked to the dollar, including accrued interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

During 2020, 2019 and 2018, the Company paid royalties to the Authority in the amount of $10,067, $2,091 and $2,551, respectively.

The total grants received by the Company and Nano Size as of December 31, 2020 aggregated to $1,445,622. The Company’s total contingent liability (including interest) as of December 31, 2020 with respect to royalty-bearing participation received, net of royalties paid, amounted to $1,930,769.

As of December 31, 2020 and 2019, Digiflex, received grants for research and development efforts from the Authority in an aggregate amount of approximately $2.2 million, out of which an amount of approximately $1.1 million was repaid to the Authority by Jet CU as a result of their technology and know-how sale to a foreign company which was authorized by the Authority and resulted in such payment in January 2018. The remaining liability (after additional payments) was reduced to approximately $1.0 million and recorded in Jet CU, see Note 3 for additional information.

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

No grants were received during the three (3) years ended December 31, 2020. During the years ended December 31, 2020, 2019 and 2018, the Company accrued royalties in the amount of $395, $1,203 and $112, respectively.

As of December 31, 2020, the aggregate contingent liability to the Israeli Ministry of National Infrastructures, Energy and Water Resources amounted to NIS 579,271 ($180,178 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020).

3.	In October 2010, the Company entered into a Convertible Bridge Financing Agreement with Israel Electric Corporation (“IEC”) and, as part of the agreement, the Company committed to pay IEC royalties equal to 2% of the total net sales of the Company’s products and service revenues from the product developed and manufactured through this agreement, up to a cap of NIS 8,000,000 ($2,488,335 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020).

During the years ended December 31, 2020, 2019 and 2018, the Company accrued royalties in the amount of $12,991, $6,791 and $4,020, respectively.

4.	In connection with previously made acquisition of Nano Size, the Company is obligated to pay 3% from future sales and 10% of sublicense fees derived from Nano Size’s intellectual property, until the aggregate consideration amounts to $1,400,000. The consideration included a minimum consideration of $180,000 which was paid during 2011 and will be offset against future royalty payments which will be payable by the Company from sales of products and services. The accrued royalties as of December 31, 2020 aggregated to $59,155 and recorded within the Accrued expenses and other current liabilities.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Royalties commitments (cont.):

5.	In September 2012, the Company entered into a Know-How License Agreement with Fraunhofer Institute for Ceramic Technologies and Systems IKTS (“IKTS”), pursuant to which the Company purchased from IKTS certain additives (the agreement is still active). The Company has the right to receive the production file and knowhow to its chosen manufacturer, in consideration for payment to IKTS of royalties of €25 ($30 based on the exchange rate of $1.00 / €0.82 in effect as of December 31, 2020) per kilogram of the ingredients not manufactured by IKTS. In addition, as of December 31, 2020, the Company is obligated to pay IKTS a minimum annual royalty of €2,000 ($2,453 based on the exchange rate of $1.00 / €0.82 in effect as of December 31, 2020) deductible against royalties.

During the year ended December 31, 2020, 2019 and 2018, the Company recorded royalty expenses in the amount of $2,453, $2,247 and $2,290, respectively.

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

4.

On May 16, 2019, a lawsuit captioned Yaskawa Europe Technology Ltd. vs. (i) Digiflex Ltd., and (ii) P.V. Nano Cell Ltd., was filed in the Magistrate Court in Kfar Saba in Israel. On January 19, 2020, the Company settled this claim for a total of NIS 179,006 ($55,678 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020) including Value Added Tax (“VAT”) but failed to pay such settlement due to financial difficulties. As such, the liability is still recorded as a provision for legal claims within the accrued expenses and other current liabilities as of December 31, 2020.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lease commitments:

The Company currently leases, through Nano Size, approximately 7,300 square feet of space in Migdal Ha’Emek, Israel for its principal offices and manufacturing facilities at a monthly cost of approximately NIS 15,493 ($4,818 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020). Those current lease agreements expire on June 30, 2022.

Additionally, Digiflex leased approximately 2,900 square feet of space at 6 Yad Haruzim, Kfar Saba, Israel for its principal office and laboratory at a monthly cost of approximately NIS 12,500 ($3,617 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019). This lease was mutually ended on March 15, 2020. Digiflex currently leases approximately 1,200 square feet of space in Migdal Ha’Emek, Israel for its principal office and laboratory at a monthly cost of approximately NIS 5,000 ($1,555 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020). This lease agreement expires on March 14, 2023.

NOTE 10:-	TAXES ON INCOME

a.	Corporate Tax rates:

The Israeli corporate tax rate applicable to the Company, Nano Size and Digiflex commencing 2018 and thereafter is 23%.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

b.	Net operating losses carryforwards:

As of December 31, 2020, the Company and its Israeli subsidiaries have accumulated losses for tax purposes in the amount of $42.3 million which may be carried forward and offset against taxable income for an indefinite period.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:-	TAXES ON INCOME (Cont.)

c.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2020, 2019 and 2018, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

d.	Tax assessments:

Tax reports filed by the Company and its Israeli subsidiaries through the year ended December 31, 2014 are considered final.

e.	Deferred taxes on income:

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax assets
Operating loss carry forward	$9,730,590	$8,963,906
Temporary differences	136,070	186,789
	9,866,660	9,150,695
Deferred tax liability
Beneficial conversion feature	(99,790)	(99,790)

Total deferred tax, net	9,766,870	9,050,905

Valuation allowance	(9,766,870)	(9,050,905)

Net deferred tax assets	$—	$—

The net change in the total valuation allowance for the year ended December 31, 2020 related primarily to an increase in deferred taxes calculated on the operating loss carry forward. In assessing the likelihood that deferred tax assets will be realized, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carry forwards are deductible.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2020	2019	2018

Loss before tax benefit	$(12,543,737)	$(3,953,005)	$(1,972,558)

Statutory tax rate	23%	23%	23%

Income tax benefit	2,885,060	909,191	453,688
Effect of:
Losses and timing differences for which valuation allowance was provided, net	(329,578)	(478,812)	(514,287)
Non-deductible expenses and other permanent differences	(2,526,808)	(332,799)	146,315
Beneficial conversion feature	-	(99,790)	(94,858)
Other	(28,674)	2,210	9,142

Income tax expense recognized in profit or loss	$—	$—	$—

NOTE 11:-	SHARE CAPITAL

a.	Ordinary shares:

The share capital as of December 31, 2020 and 2019 is composed of ordinary shares of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020) par value as follows:

	Number of ordinary shares		Number of ordinary shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	December 31, 2020		December 31, 2019

Ordinary shares	1,200,000,000	26,986,203	200,000,000	24,393,218

On December 28, 2020, as part of the annual general meeting of the shareholders’, the authorized ordinary shares were increased by an additional 1,000,000,000 ordinary shares of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020) par value.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

b.	Issuance of ordinary shares:

1.	In January 2018 the Company issued a five-year warrant commencing August 2017 to purchase 11,111 ordinary shares to a vendor as a finders’ fee compensation at an exercise price of $1.20 per ordinary share. In accordance with ASC 815, those warrants in the amount of $5,100 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.13% risk free rate and 4.75 expected life in years) were recorded as a liability. The Company measures the warrants at fair value by using the Black-Scholes option pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial expense (income), net. As of December 31, 2020 and 2019, the fair value of the warrants amounted to $143 and $4, respectively.

2.	In January 2018 the Company issued 65,000 ordinary shares to one of the Company’s service providers. The company recorded an expense of $65,000 during the year ended December 31, 2018 in connection with the issuance of those ordinary shares.

3.	Between February and November 2018, the Company issued 68,750 ordinary shares to one of the Company’s service providers. The company recorded an expense of $45,338 during the year ended December 31, 2018 in connection with the issuance of those ordinary shares.

4.	In June 2018 the Company entered into Share Purchase Agreements with existing shareholders, pursuant to which the Company received aggregate gross proceeds of $175,000 in exchange for the issuance of an aggregate of 175,000 ordinary shares and warrants to purchase an aggregate amount of 466,667 ordinary shares at an exercise price of $0.50 per ordinary share. The warrants may be exercised, in whole or in part, for a period of five (5) years. Those warrants were classified as equity. On July 26, 2020, 266,666 of those warrants were forfeited as a result of the Jet CU purchase (since they were held by Jet CU prior to the purchase).

5.	In July 2018 the Company entered into a one-year consulting agreement with one of its service providers for a compensation of issuance 200,000 ordinary shares. The Company issued 100,000 ordinary shares in July 2018, additional 50,000 in October 2018 and the remainder 50,000 in January 2019. The Company records the expense over the service period and recorded $63,638 as an expense for the year ended December 31, 2018.

6.	Between January and July 2019, the Company issued 250,000 ordinary shares to one of the Company’s service providers (the first 50,000 issued shares were mentioned on section 5. above). The Company recorded an expense of $16,738 during the year ended December 31, 2019 in connection with the issuance of those restricted ordinary shares.

7.	Between February and May 2019, the Company issued 25,000 ordinary shares to one of the Company’s service providers. The Company recorded an expense of $2,881 during the year ended December 31, 2019 in connection with the issuance of those restricted ordinary shares.

8.	In April 2019 the Company issued 50,000 ordinary shares to one of the Company’s service providers. The Company recorded an expense of $6,025 during the year ended December 31, 2019 in connection with the issuance of those restricted ordinary shares.

9.	In February 2020 the Company issued 6,250 ordinary shares to one of the Company’s service providers. The Company recorded an expense of $625 during the year ended December 31, 2020 in connection with the issuance of those restricted ordinary shares.

10.	During 2020 the Company issued 386,735 ordinary shares in connection with conversion of convertible loans, refer to Note 8.a. for additional information.

11.	In July 2020 the Company issued 200,000 ordinary shares to one of the Company’s service providers. The Company recorded an expense of $33,420 during the year ended December 31, 2020 in connection with the issuance of those restricted ordinary shares.

12.	During 2020 the Company issued 2,000,000 ordinary shares in connection with the Jet CU purchase, refer to Note 3 for additional information.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

c.	Rights of ordinary shares:

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

The total number of ordinary shares available for future grants as of December 31, 2020 was 2,463,488.

A summary of the Company’s stock option activities and related information for the year ended December 31, 2020, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic-value

Outstanding as of January 1, 2020	1,814,381	$0.58
Granted	14,678,734	0.07
Options forfeited	(173,329)	$0.74

Outstanding as of December 31, 2020	16,319,786	$0.12	5.79	$2,581,719

Exercisable as of December 31, 2020	5,913,492	$0.14	5.40	$844,712

A summary of the Company’s stock option activities and related information for the year ended December 31, 2019, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic-value

Outstanding as of January 1, 2019	1,714,039	$0.63
Granted	207,500	0.27
Options forfeited	(107,158)	$0.88

Outstanding as of December 31, 2019	1,814,381	$0.58	6.66	$24,538

Exercisable as of December 31, 2019	1,209,464	$0.68	5.72	$24,538

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

d.	Stock option plan (cont.):

The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2020 have been classified into exercise prices as follows:

		Outstanding		Exercisable
Exercise price		Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)

(*	)	230,425	-	230,425	-
$0.03		19,288	3.8	19,288	3.8
0.07		14,678,734	6.0	4,579,857	6.0
0.27		809,000	5.0	506,917	4.9
0.34		8,020	2.9	8,020	2.9
0.92		540,501	3.4	535,168	3.4
4.72		1,068	1.2	1,068	1.2
5.05		2,769	1.2	2,769	1.2
$5.73		29,981	2.8	29,981	2.8
		16,319,786		5,913,492

(*)	Represents an amount lower than $0.01.

As of December 31, 2020, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $825,044 and is expected to be recognized over a weighted average period of 1.01 years.

The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2019 have been classified into exercise prices as follows:

		Outstanding		Exercisable
Exercise price		Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)

(*	)	230,425	3.4	230,425	3.4
$0.03		19,597	5.8	19,597	5.8
0.27		809,000	8.6	291,125	8.4
0.34		8,020	3.9	8,020	3.9
0.45		63,097	0.7	63,097	0.7
0.92		650,424	6.2	563,382	6.0
4.72		1,068	2.2	1,068	2.2
5.05		2,769	2.2	2,769	2.2
$5.73		29,981	3.8	29,981	3.8
		1,814,381		1,209,464

(*)	Represents an amount lower than $0.01.

As of December 31, 2019, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $84,186 and is expected to be recognized over a weighted average period of 0.65 years.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

e.	Stock based compensation were recorded as follows:

	Year Ended December 31,
	2020	2019	2018

Research and Development	$167,328	$16,295	$36,723
Sales and Marketing	48,671	7,209	14,837
General and Administrative	248,774	86,109	102,430

	$464,773	$109,613	$153,990

f.	The Company’s outstanding warrants classified as equity

The Company’s outstanding warrants classified as equity as of December 31, 2020 are as follows:

Outstanding	Issuance year	Exercise price			Exercisable through

117,209	2009	$	(*	)	Exit event	(**)
59,384	2013		0.92		2023	(**)
170,000	2018		0.50		2023	Refer to Note 8.b.
200,001	2018		$0.50		2023	Refer to Note 11.b.4.

546,594

(*)	Represents an amount lower than $0.01

(**)	Issued in connection with the 2013 and 2009 arrangements

The Company’s outstanding warrants classified as equity as of December 31, 2019 are as follows:

Outstanding	Issuance year	Exercise price		Exercisable through

117,209	2009	$	(* )	Exit event	(**)
59,384	2013		0.92	2023	(**)
600,000	2018		0.50	2023
170,000	2018		0.50	2023	Refer to Note 8.b.
466,667	2018		$0.50	2023	Refer to Note 11.b.4.

1,413,260

(*)	Represents an amount lower than $0.01

(**)	Issued in connection with the 2013 and 2009 arrangements

All warrants are exercisable to ordinary shares. The exercise price of the warrants and the number of ordinary shares issuable thereunder is subject to standard anti-dilution features, including dividends, stock splits, combinations and reclassifications of the Company’s capital stock. In accordance with ASC 815, “Derivatives and Hedging”, the warrants were classified as equity instruments.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:-	Warrants presented at fair value

The Company’s outstanding warrants classified as a liability as of December 31, 2020 are as follows:

Outstanding	Exercise price		Issuance year		Exercisable through		Fair value

120,000	$0.92	(*)	2014		(****	)	$2,002	(******)
374,001	1.50		2016		2021		91	(******)
905,555	0.17		2017		2022		108,090	Refer to Note 8.a.
436,666	1.50		2017		2022		4,266	(******)
33,332	1.20		2017		2022		485	Refer to Note 8.a.
33,332	1.00		2017		2022		485	Refer to Note 8.a.
675,926	(**	)	2017		2022		155,839	(******)
11,111	1.20		2017		2022		143	Refer to Note 11.b.1.
1,659,971	0.17		2018		2022		199,083	Refer to Note 8.a.
29,411,765	0.17		2018		2021	(*****)	2,598,037	Refer to Note 8.c.
15,096,365	(***	)	(***	)	(***	)	1,333,511	Refer to Note 8.c.
1,411,765	0.17		2019		2024		204,242	Refer to Note 8.e.
5,882,352	0.17		2019		2021		430,469	Refer to Note 8.f.
18,382,352	0.17		2019		2021	(*****)	1,623,773	Refer to Note 8.c.
13,970,587	0.17		2019		2021		1,334,255	Refer to Note 8.g.
246,294	0.17		2020		2021	(*****)	21,756	Refer to Note 8.c.
8,000,000	$0.26		2020		2022		$691,473	Refer to Note 3

96,651,374							$8,708,000	(*******)

(*)	Subject to changes as describe in the agreement.

(**)	Less than $0.01.

(***)	Since the actual number of warrants cannot be determined as of December 31, 2020, the outstanding amounts were calculated based on an exercise price of $0.17, which results in the maximum potential amount of warrants.

(****)	M&A or qualified PO as described in the agreement.

(*****)	Two years from the registration statement or a PO, the earlier.

(******)	Issued in connection with the 2014 through 2017 financing rounds.

(*******)	Contains warrants presented at fair value within current liabilities of $7,343,894 and within non-current liabilities of $1,364,106.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:-	WARRANTS PRESENTED AT FAIR VALUE (Cont.)

The Company’s outstanding warrants classified as a liability as of December 31, 2019 are as follows:

Outstanding	Exercise price	Issuance year	Exercisable through	Fair value

120,000	$0.92(*)	2014	(*****)	$6	(********)
296,813	1.50	2015	2020	-	(********)
374,001	1.50	2016	2021	2	(********)
905,555	0.17	2017	2022	22,027	Refer to Note 8.a.
333,333	1.50	2017	2022	96
53,333	1.50	2017	2022	2
50,000	1.50	2017	2022	3
33,332	1.20	2017	2022	16	Refer to Note 8.a.
33,332	1.00	2017	2022	16	Refer to Note 8.a.
675,926	(**)	2017	2022	68,275
11,111	1.20	2017	2022	4	Refer to Note 11.b.1.
300,000	0.50	2018	2023	1,560
1,659,971	0.17	2018	2022	11,522	Refer to Note 8.a.
29,411,765	0.17(***)	2018	2021(******)	420,386	Refer to Note 8.c.
15,441,177	(****)	(****)	(****)	220,704	Refer to Note 8.c.
6,617,647	0.17(***)	2018	2020(*******)	50,510
11,764,706	0.17(***)	2018	2020(*******)	107,602
1,411,765	0.17(***)	2019	2024	49,100	Refer to Note 8.e.
5,882,352	0.17(***)	2019	2021(*******)	61,541	Refer to Note 8.f.
18,382,352	0.17(***)	2019	2021(******)	262,742	Refer to Note 8.c.
13,970,587	$0.17(***)	2019	2021(*******)	$227,998	Refer to Note 8.g.

107,729,058				$1,504,112	(*********)

(*)	Subject to changes as describe in the agreement.

(**)	Less than $0.01.

(***)	Subject to a mechanism described in the agreement but not less than $0.17, therefore, the outstanding amounts were calculated based on an exercise price of $0.17, which results in the maximum potential amount of warrants.

(****)	Since the actual number of warrants cannot be determined as of December 31, 2019, the outstanding amounts were calculated based on an exercise price of $0.17, which results in the maximum potential amount of warrants.

(*****)	M&A or qualified PO as described in the agreement.

(******)	Two years from the registration statement or a PO, the earlier

(*******)	Two years or a PO, the earlier.

(********)	Issued in connection with the 2016, 2015 and 2014 financing rounds.

(*********)	Contains warrants presented at fair value within current liabilities of $158,112 and within non-current liabilities of $1,346,000.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:-	RELATED PARTIES

a.	Employment or Service Agreements with Dr. Fernando de la Vega, the Company’s Chief Executive Officer:

On September 9, 2009, the Company entered into a services agreement, or the DBG Services Agreement, as amended, with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd., or DBG, as amended, or the DBG Services Agreement, pursuant to which Dr. de la Vega provides the Company management services as the Company’s chief executive officer. Pursuant to the terms of the DBG Services Agreement, as amended, Dr. de la Vega is entitled to a monthly consultancy fee in the amount of NIS 51,750 ($16,096 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020) plus VAT and car allowance in the amount of NIS 2,500 ($777 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020) plus VAT per month plus reimbursement for fuel expenses and tolls. The consultancy monthly fee shall be updated to NIS 65,000 ($20,217 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020) plus VAT per month, if the Company will secure an additional investment of $1,000,000 (such update commenced in April 2019). The liability towards DBG as of December 31, 2020 and 2019 aggregated to NIS 1,092,000 ($339,657 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020) plus VAT and NIS 728,489 ($210,789 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019) plus VAT, respectively and recorded as part of the Employees and payroll accruals line item within the current liabilities. Dr. de la Vega may terminate the DBG Services Agreement at any time for any reason upon a three (3) months’ prior written notice. If the Company wish to terminate the engagement with Dr. de la Vega, not as a result of Dr. de la Vega’s breach of his terms of office, the Company shall be required to provide a six (6) months’ prior written notice.

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

To date, the Company did not pay or record any bonus to DBG.

In June 2021 the Company engaged with a new chief executive officer and as a result Dr. de la Vega role was changed to chief technology officer commencing that date.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:-	RELATED PARTIES (Cont.)

b.	Consultancy Agreement with Ram Zeevi:

On May 15, 2018, the Company entered into a consultancy agreement with RINC Green Ltd., or RINC Green, as amended on April 30, 2019, or the Ram Zeevi Consultancy Agreement, pursuant to which Mr. Zeevi provides the Company with services in the field of business development in accordance with pre-approved monthly work plans, which includes introduction of potential business partners and investors as well as assistance in negotiations of business and investments terms. Pursuant to the terms of the Ram Zeevi Consultancy Agreement, RINC Green is currently entitled to a gross monthly fee in the amount of $5,000 (25 hours per month at $200 per hour rate) plus VAT and to reimbursement of out-of-pocket expenses related directly to the provision of the consultancy services subject to prior written approval of the chief executive officer, to reimbursement of travel international travel and board expenses at the same standard as our chief executive officer and to an additional per-day fee equivalent to four hours per day abroad plus VAT. Either the Company or RINC Green may terminate the agreement at any time for any reason by providing a 30-day prior written notice. RINC Green ceased providing the above monthly service in January 2019.

In addition to the foregoing, RINC Green is entitled to receive (none of which received so far):

1.	A one-time payment in the amount of $25,000 (plus VAT) upon an equity investment exceeding $500,000 by an investor that was introduced to the Company by Mr. Zeevi;

2.	$150,000 in cash (plus VAT) and options to purchase the Company’s ordinary shares upon an equity investment or execution of business contract resulting in at least $2,000,000 in proceeds (or revenues) by an entity introduced to the Company by Mr. Zeevi, whereby the number of options will be calculated by dividing $150,000 by the average common ordinary share price during the period of 90 days prior to the date upon which the Investment is actually made with an exercise price per share of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020);

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

To date, the Company did not pay or record any bonus to RINC Green.

Ram Zeevi is the son of Gadi Zeevi, who beneficially owns more than 20% of our ordinary shares.

c.	Refer to note 8.c. for additional related party transactions.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 14:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2020	2019	2018

Financial (income):
Change in fair value of warrants and capital note presented at fair value	$-	$(33,382)	$(2,280,318)
Foreign exchange income, net	-	-	(95,659)

Financial expenses:
Change in fair value of warrants and capital note presented at fair value	7,011,437	-	-
Interest and accretion back in connection with convertible loans	2,597,476	950,292	1,019,402
Foreign exchange loss, net	175,877	107,902	-
Other	29,815	17,546	146,091

	$9,814,605	$1,042,358	$(1,210,484)

NOTE 15:-	ADDITIONAL INFORMATION TO THE STATEMENTS OF OPERATIONS

Geographic information:

Revenues reported in the consolidated financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Year ended December 31,
	2020	2019	2018

Israel	$281,174	$272,668	$228,966
United states	264,739	139,016	141,542
Spain	106,376	-	-
Germany	55,131	9,876	6,342
Holland	9,676	11,113	2,341
Austria	4,775	2,170	4,115
Other	39,448	43,677	77,433

	$761,319	$478,520	$460,739

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 16:-	SUBSEQUENT EVENTS

a.	In January and February 2021 few of the CLA August 2017 notes were converted, see Note 8.a. for additional information.

b.	In March 2021, the Company entered into several convertible loan agreements with new investors, whereby they provided the Company with a convertible loan in an aggregate principal amount of $415,000 (the Company collected only $230,000 out of those convertible loans). The convertible loans bear an interest rate at Israeli prime plus 4% per annum. Under those agreements, the Company issued lenders warrants to purchase ordinary shares for an aggregate purchase price of $1,625,000. The conversion price for all the loan amount and the warrants is defined in the convertible loan agreement but no less than $0.17.

c.	On June 1, 2021, the Company granted 2,003,436 options to its new Chief Executive Officer with three (3) years vesting and an exercise price of $0.17 per share. Such exercise price was modified to $0.07 on April 28, 2022.

d.

In the annual shareholders’ meeting held in September 2021, the shareholders approved (i) a capital raise at a per share purchase price of $0.07 for the Company’s Ordinary Shares, NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020) par value and (ii) an adjustment to the conversion price of the Company’s outstanding convertible loans (collectively, the “CLA”) from $0.17 to $0.07 per Ordinary Share, subject to the holders’ agreement to cancel the outstanding related warrants that were issued in connection with the CLA.

As of the date of this report, the Company and seven (7) existing Company shareholders entered into definitive agreements relating to a private placement (the “Private Placement”) of the Company’s Ordinary Shares for aggregate gross proceeds to the Company of $2,850,000. The Company anticipates receiving an additional $150,000 from this round of the Private Placement from these investors subject to completion of the subscription procedures. The Company issued an aggregate of 40,068,888 Ordinary Shares in respect of the definitive agreements mentioned above as well as an additional 5,428,572 Ordinary Shares to certain of the investing Company shareholders as a consequence of certain anti-dilution protection previously accorded to such shareholders The Private Placement offering is continuing in an effort to raise additional capital on the same terms as described herein.

In addition, as of the date of this report, the Company entered into agreements with the holders of approximately $4,010,429 in principal amount and accrued interest of CLAs for the conversion of the Company’s indebtedness into an aggregate of 57,291,838 Ordinary Shares. Furthermore therewith, all the warrants that were issued previously in connection with those CLAs were cancelled and no longer have any force or effect.

As part of the $3.0 million investment described above, the Company agreed to the request of certain of the Private Placement investors to nominate three members to the Company’s board of directors (the “Company Board”). The Company Board is currently comprised of six sitting directors and one vacancy. Upon the appointment of the three new directors, Ran Eisenberg, the Company Chief executive officer and Dr. Astorre Modena, a Company director, have agreed to resign from the Company Board. The Board is currently interviewing the director nominees

- - - - - - - - - - - - - -

ITEM 19. Exhibits

Exhibit No.	Exhibit Description
1.1**	Fourth Amended and Restated Articles of Association of P.V. Nano Cell Ltd.
4.1*	Agreement, dated December 15, 2011, by and between P.V. Nano Cell Ltd. and the Ministry of National Infrastructures, Energy and Water Resources
4.2*	Share Purchase Agreement, effective November 29, 2009, by and among the shareholders of Nano Size Ltd. and P.V. Nano Cell Ltd.
4.3*	Convertible Loan Agreement, dated as of October 28, 2010, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation
4.4*	Amendment to Convertible Loan Agreement, dated April 2012, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation
4.5*	Capital Note of IP Bank International (Suzhou) Co., Ltd., dated November 26, 2014
4.6*	Registration Rights Agreement, dated November 26, 2014, by and among the Company and the purchasers party thereto
4.7*	Agreement, dated September 9, 2009, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.8*	First Addendum to the Consultancy Agreement, dated April 9, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.9*	Second Addendum to the Consultancy Agreement, dated May 23, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.10^^	P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
4.11^	Share Exchange Agreement, effective December 3, 2017, by and between Digiflex Ltd. and P.V. Nano Cell Ltd.
4.12^	Share Purchase Agreement, dated December 27, 2017, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd.
4.13^	Share Purchase Agreement Supplement, dated January 3, 2018, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd.
4.14^	Securities Purchase Agreement, dated August 16, 2017, by and between P.V. Nano Cell Ltd. and Alpha Capital Anstalt
4.15^	Securities Purchase Agreement. dated August 29, 2017, by and between P.V. Nano Cell Ltd. and FirstFire Global Opportunities Fund LLC
4.16^	Financial Advisory Agreement, dated January 9, 2017, by and between P.V. Nano Cell Ltd. and Sunrise Securities LLC
4.17^	Placement Agent Agreement, dated February 22, 2017, by and between P.V. Nano Cell Ltd. and Sunrise Securities LLC
4.18^	Warrant executed in favor of Amnon Mendelbaum and Steven Zadka
4.19^	Share Purchase Agreement, dated May 8, 2018, by and between P.V. Nano Cell Ltd. and Slobel NV
4.20^	Form of Share Purchase Agreement, dated December 27, 2017, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd.
4.21^	Consultancy Agreement, dated November 12, 2017, by and between P.V. Nano Cell Ltd. and Evyatar Cohen
4.22^^	Convertible Loan Agreement dated October 10, 2018, by and between P.V. Nano Cell Ltd. and GTRIMG Investments Ltd.
4.23^^	Form of Warrant by and between P.V. Nano Cell Ltd. and GTRIMG Investments dated October 10, 2018
4.24^^	Form of Warrant for Additional Loan by and between P.V. Nano Cell Ltd. and GTRIMG Investments dated October 10, 2018
4.25^^	Form of Share Purchase Agreement by and between P.V. Nano Cell Ltd. and Certain Investors
4.26^^	Form of Convertible Loan Agreement by and between P.V. Nano Cell Ltd. and Certain Investors
4.27^^^	Amendment No. 1 to P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
4.28	Consultancy Agreement, dated June 1, 2021, by and between P.V. Nano Cell Ltd. and Ran Eisenberg
4.29	Form of Loan Conversion and Warrant Cancellation Agreement between P.V. Nano Cell Ltd. and certain Investors
4.30	Form of Loan Conversion and Warrant Cancellation Agreement between P.V. Nano Cell Ltd. and certain Investors
4.31	Active Chairman Agreement dated April 19, .2020 between P.V. Nano Cell Ltd. and Exoro Ltd.
8.1	List of Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed as part of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 2, 2015 (File No. 333-206723).

**	Filed as part of Amendment No. 1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 22, 2015.

^	Filed as part of our annual report on Form 20-F for the 2017 fiscal year filed with the Securities and Exchange Commission on May 15, 2018.

^^	Filed as part of our annual report on Form 20-F for the 2018 fiscal year filed with the Securities and Exchange Commission on May 15, 2019.

^^^	Filed as part of our annual report on Form 20-F for the 2019 fiscal year filed with the Securities and Exchange Commission on April 29, 2021

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

P.V. Nano Cell Ltd.

By:	/s/ Ran Eisenberg
Ran Eisenberg
Chief Executive Officer

Date: May 16, 2022