Form 20-F
period 2021-12-31
PV Nano Cell, Ltd.
filed 2022-06-21
CIK 1627480

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding ordinary shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 90,205,191 ordinary shares, nominal value NIS 0.01 per share, as of December 31, 2021.

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

Our reporting currency and financial currency is the U.S. dollar. In this annual report on Form 20-F, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars. Unless stated otherwise, the conversion rate between US$ to NIS used in this annual report on Form 20-F is 3.11, the conversion rate of the Bank of Israel as of December 31, 2021.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve risks and uncertainties. All statements other than statements of historical facts contained in this annual report on Form 20-F are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	the continuing impact of the Coronavirus pandemic (“COVID-19”) on our business;

●	the potential market opportunities for commercializing our current and planned products;

●	our ability to raise the capital needed to realize exploit market opportunities;

●	our going concern qualification in our consolidated financial statements for the year ended December 31, 2021 and its impact on our capital raising efforts;

●	our expectations regarding the potential market size for our current and planned products;

●	estimates of our expenses, future revenue, capital requirements, and our needs for additional financing;

●	our ability to develop and advance our current and planned products;

●	the implementation of our business model and strategic plans for our business and products, including the integration of our acquisition and the management of growth;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our current and planned products;

●	our ability to maintain and establish collaborations or obtain additional funding;

●	our financial performance; and

●	developments and projections relating to our competitors and our industry.

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

We have a limited operating history. We have incurred net losses since our inception in 2009, including a net loss of approximately $2.5 million for the year ended on December 31, 2021 and an accumulated deficit of approximately $36.1 million as of December 31, 2021. To date, we have financed our operations primarily through the issuance of equity instruments and convertible notes as well as through government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to generate significant revenues via commercialization of our products or technologies. We do not know whether or when we will become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

We generated relatively limited revenues, which are not presently sufficient to sustain our operations. Our total revenues generated from sales were $568,704, $761,319 and $478,520 for the years ended December 31, 2021, 2020, and 2019, respectively. We have incurred net losses since our inception in 2009, including a net loss of approximately $2.5 million for the year ended December 31, 2021. As of December 31, 2021, and as of the date of the filing of this annual report on Form 20-F, we had limited cash resources.

Our history of net losses has raised substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2021 with respect to this uncertainty. We believe that we will need to raise significant additional funds before we have significant cash flow from operations. Accordingly, our ability to continue as a going concern will require us to seek alternative financing to fund our operations. The substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

We will need significant additional capital on an immediate basis, which we may be unable to obtain.

As of December 31, 2021, we had cash reserves of $19,437. As of the date of this report, we had sufficient cash to fund operations as presently maintained through July 2022. We will need to raise additional capital to continue our operations beyond such period. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are commercially acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments are likely to be dilutive to existing shareholders. Furthermore, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including finder fees, investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

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

During 2021, due to COVID-19 constraints, we have had to adjust our working mode (mainly changing working hours and make sure the Company complies with the government guidelines which have included full and partial lockdowns). Our 2021 revenues decreased against 2020 due to, among other things, the slowdown of our customers and partners, and also due to traveling constrains imposed by governments due to COVID-19. Our plans to upgrade our DemonJet printers, develop the inks and technologies to print passive components have been slowed down due to the reduction of activities of our partners in Europe and reduced available resources. Furthermore, due to the influence of COVID-19 on the world economy, the price of silvers (our main raw material) have increased by almost 50% from January 2019 through December 2021. Given the continued uncertainty around the extent and timing of the future spread or mitigation of the coronavirus outbreak and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. The extent of the impact of COVID-19 on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, including, but not limited to, the duration and continued spread of the pandemic, its severity, the actions to contain the disease or treat its impact, further related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption as a result of COVID-19 could have a material adverse effect on our business, results of operations, access to sources of liquidity and financial condition, though the full extent and duration is uncertain; infections may become more widespread and the limitation on our ability to work, travel and timely sell and distribute our products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on our business, financial condition and operating results. In addition, as the scale and duration of these developments remain uncertain, they may have, or continue to have, macro and micro negative effects on the financial markets and global economy, which could result in an economic downturn that could affect demand for our products and have a material adverse effect on our operations and financial results, earnings, cash flow, financial condition and share price. These effects could be material and long-term in duration.

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

We have generated only minimal revenue in the past, from limited sales of our Sicrys™ inks. The contribution of our subsidiary Digiflex Ltd. or Digiflex, to our revenues for the year ended December 31, 2021 was primarily limited to the sale of inks, foils and maintenance of the three (3) printers sold and installed for the electronic industry. Our ability to generate revenue and achieve profitability depends on our ability to successfully commercialize our Sicrys™ inks, Digiflex printers for the conducive and printed passive components market and future products and technologies. Our ability to generate revenues will also depend on (i) our ability to modify and bring to market Digiflex printers so we will be able to serve the electronics market and to use our Sicrys™ inks; and (ii) our ability to adapt Digiflex’s inks and/or develop additional inks to allow for the printing of full printed circuit boards, embedded passive components or PCBs. There is no assurance that we will be successful in any of these endeavors.

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

On September 24, 2015, we held a general meeting of shareholders at which our shareholders approved, among other things, an amendment to the provisions of our Articles of Association applicable to the election of directors to provide for a board of directors consisting of no less than three (3) and no more than seven (7) directors, with all directors (other than the external directors, whose appointment is required under the Companies Law, as described below) divided into three (3) classes with staggered three-year terms with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. This provision may make it more difficult for our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, may limit the price that investors may be willing to pay in the future for our ordinary shares, and may make it more difficult for a potential acquiror to effect a change of control of our Company or may deter potential acquirors from seeking to effect a change of control. On November 29, 2018, we held a general meeting of shareholders at which our shareholders approved, among other things, an amendment to the provisions of our Articles of Association applicable to the election of directors to provide for GTRIMG Investments Ltd., or GTRIMG, to designate one non-voting observer to the board of directors, or the Observer. The Observer is entitled to attend and participate in all meetings of the board of directors in a non-voting, observer capacity. Subject to limitations, the Observer is entitled to receive notice of, to attend and to receive copies of any documentation distributed to the directors before, during or after, all meetings of the board of directors at the same time such notice or material is provided or delivered to members of the board of directors. In addition, in the event that and conditioned upon the conversion of the loan amount or the investment of at least $2,000,000, GTRIMG shall be entitled to appoint one director for election to our board of directors. Such director shall serve as the chairman of the board of directors, provided that such nominee has the required qualifications under applicable laws including the stock exchange rules then applicable to us.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. We have not determined whether we have been a PFIC for 2021 or any previous year, or whether we will be a PFIC in any future year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor owns ordinary shares, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of share sales. A “qualified electing fund” election may alleviate some of the adverse consequences of PFIC status; however, we do not intend to provide the information necessary for U.S. Investors to make qualified electing fund elections if we are classified as a PFIC.

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

Our directors (including shareholders’ they represent, as applicable), executive officers, certain controlling persons, as a group beneficially owned approximately 44.5% of our outstanding ordinary shares as of June 21, 2022. As a result, they will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, due to their share ownership, our executive officers and controlling persons could dictate the management of our business and affairs. Following conversion of its CLAs and the most recent investment, GTRIMG holds in the aggregate approximately 38.8% of our outstanding common stocks. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our ordinary shares, if a public market further develops for such securities, because investors may perceive disadvantages in owning stock in a company with controlling affiliated shareholders.

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

Due to lack of available resources, we have not been able to comply with our SEC periodic filing obligations for the year ended December 31, 2021. This report and consolidated financial statements contained herein is part of our efforts to regain compliance under SEC reporting regulations.

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

Our ordinary shares are deemed a “penny stock” since, among other things, the stock price is currently trading below $5.0 per share. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser and obtain the purchaser’s written agreement to the purchase. Broker-dealers must also provide customers that hold penny stock in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to an investor in violation of the penny stock rules, the investor may be able to cancel its purchase and get its money back.

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

ITEM 4. Information on the Company

A. History and development of the company

P.V. Nano Cell Ltd. was incorporated in Israel on June 24, 2009 as a private limited liability company, organized under the laws of State of Israel. We have three (3) wholly owned subsidiaries, Nano Size Ltd., or Nano Size, a private company organized under the laws of the state of Israel which we acquired on December 31, 2009, Digiflex, which we acquired on December 3, 2017. Additionally, we indirectly own, through Digiflex, one (1) subsidiary of Digiflex based in the US: Digiflex Inc. and Jet CU, a private company organized under the laws of the state of Israel which we acquired on July 26, 2020.

Our Registration Statement on Form F-1 was declared effective by the SEC on September 30, 2015, and a FINRA-registered market maker subsequently filed an application on Form 211 with FINRA to quote the ordinary shares on the OTCQB. On March 31, 2016, the application on Form 211 with FINRA to make a market in our ordinary shares was approved by FINRA, and on December 15, 2016, quotation of our ordinary shares began on the OTCQB under the ticker symbol “PVNNF”. Since December 18, 2019, our ordinary shares are quoted on the OTC Pink. However, due to lack of available resources, we have not been able to comply in a timely manner with our SEC periodic filing obligations for the years ended December 31, 2020 and 2021. Accordingly, as of September 29, 2021, the public quote for our stock has been removed form OTC Pink and trading in our stock has been restricted. Once we file our annual report on Form 20-F for the year ended December 31, 2021, the public reporting of our trading prices is expected to resume. Thereafter, a new Form 211 will need to be filed with FINRA and following approval thereof by FINRA, unrestricted trading in our stock on OTC Markets is expected to resume.

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

The total addressable worldwide markets in the fields PV Nano Cell is active today are big and strong growing markets. In the last past years including 2021 forecasts are showing steady growth, projected as set forth below (partial relevant market sectors): (these forecast don’t include additional growth as a result of better performance and new electronics becoming available through digital conductive printing).

Field	Market (US$ billion)		Comments
PCB	69.3in 2027	(1)	The complete PCB (both conductive & dielectric ink)
PV Photovoltaic cells	368.6 in 2030	(3), (5)	~ $3.0 billion potential for inks in 2020
Passive components (Capacitors and Resistors)	42.8 in 2027	(4)
Printed Electronics in the automotive field	12.7 in 2031	(2), (6)	~ $1.4 billion potential for inks in 2020
Printed Electronics INKS (silver, copper…)	5.1 in 2028	(7)	Does not include applications such as passive components

(1)	The global PCB market was valued at $53.21 billion in 2020 and is expected to reach $69.32 billion by 2027 with a CAGR of 3.85%.https://www.printedelectronicsnow.com/contents/view_breaking-news/2021-03-08/global-printed-circuit-board-market-projected-to-reach-6932-billion-by-2027/.

(2)	The development and implementation of the autonomous driving automobiles is expected to push the Printed Electronics market for automotive uses to reach $12.7 billion by 2031. https://www.mining.com/evs-driving-printed-electronics-to-billion-dollar-industry-report/.

(3)	The photovoltaic market is constantly growing from $197.2 billion in 2021 to an expected $368.6 billion by 2030. According to the Silver Institute the Photovoltaic market consumes over 2,500 tons silver annually (~17.6 ton silver per W). Meaning an available TAM of over $3 billion for inkjet inks. More specifically PVN inks have better advantages in the HJT, thin film and OPV cell types meaning an available TAM of over $750 million annually. The market expects these segments to grow more than the other types of cells becoming in a few years the majority of the market.

(4)	The global passive components market (capacitors and resistors) in 2021 is valued at $32.8 billion and expected to reach $42.8 billion by 2027, CAGR of 4.7%. (https://www.mordorintelligence.com/industry-reports/passive-elctronic-components-market).

(5)	Recent forecasts expecting continuous steady market growth. With a 20% CAGR annual growth the market is expected to reach $200 billion by 2026. https://www.globenewswire.com/news-release/2021/05/13/2229211/0/en/With-20-CAGR-Annual-Growth-Global-Solar-Energy-Market-Size-Share-Will-Hit-USD-200-Billion-by-2026-Facts-Factors.html.

(6)	Includes automotive glass, field PV Nano Cell is selling growing amounts of dispersions) is calculated to be a $1.1 billion market for our products. https://www.gminsights.com/industry-analysis/automotive-glass-market.

(7)

The printed electronics inks market is valued at $3.6 billion in 2021 and expected to reach $5.1 billion in 2028 (with an annual CAGR of 5.4%). Market includes silver, copper, polymer and carbon inks – all of which are in PV Nano Cell portfolio of products present and future (in development). The forecast does not include application revenues such as the passive components market that PV Nano Cell is pursuing. Source: Purchased report Conductive Inks Market, forecast to 2028; 2022 The Insight Partners.

Different reports are forecasting a healthy growth for the capacitors market from $18.8 billion in the year 2020 it is projected to reach $23.5 billion by 2027, growing at a CAGR of 3.2% others estimate US$28.9 billion by 2025 with a CAGR of 4% to 6% from 2020 to 2025. Competition is high in the industry because there are a large number of players and low product differentiation. We believe the industry will trend to and favor companies that focus on advancement in paper capacitors and modifications to aluminum electrolytic capacitors. “Growth Opportunities in the Global Capacitor Market”, published in January 2013; “Global Industry Analysts, Inc.”, published in October 2015. https://www.researchandmarkets.com/reports/4988927/capacitors-global-market-trajectory-and https://www.lucintel.com/capacitor-market.aspx.

The electronic resistors market segment is estimated at $5.4 billion in the year 2020, and is projected to reach $7.5 billion by 2027, growing at a CAGR of 4.9% This massive growth in the use and applications of 3D Printers is encouraging growth in the market for 3D printing materials. https://www.marketresearch.com/Global-Industry-Analysts-v1039/Electronic-Resistors-14448693/.

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

Additional projects have been approved for financing in 2019 and 2021 which are active:

●	InkJetPCB – A two year project (started 2019) project financed by Eurostars, aiming to develop Inkjet-based fabrication of multilayer printed circuit boards with embedded printed passive elements. Based on our DemonJet Printers, two printers have been sold and installed to the project partners. The partners in this project are Profactor (Austria), SCIO (Austria), Notion (Germany), Fela (Germany) and Tiger (Austria). Due to Corona related delays the project was extended until April 2022.

●	RolaFlex – A three-year project (started 2020) financed by the Horizon 2020 framework. The project vision is to combine high-resolution laser printing and laser patterning and new materials with high throughput R-2-R process. The technology will be demonstrated in the high-speed fabrication of OLAE components. The partners in this project are TNO (The Netherlands), Armor (France), Golem (Germany), Seqens (France), FlexEnable (UK), NTUA (Greece), Imperial Collage (UK), Avantama (Switzerland).

●	Tinker – A three-year project (started 2020) financed by the Horizon 2020 framework (a ~$12 million budget, of which PVN has a budget of $0.79 million). The project’s vision is to provide a new cost and resource-efficient pathway for RADAR and LIDAR sensor package fabrication with high throughput of up to 250 units/min. Partners in this project are: Bosch (Germany), Infineon (Germany), Profactor (Austria), Ibeo (Germany), Marelli (Italy), Leti (France), Notion (Germany), Tiger (Austria), EVG (Austria), Inkron (Finland), Sentech (Germany), Forth (Greece), Austrian Standards (Austria), Besi (The Netherlands), and Amires (Switzerland).

●	Bussard – A three-year project (started 2021) financed by the Solar EraNet (through the local Ministry of Infrastructure) framework (a ~€4.4 million budget, of which PVN has a budget of $0.33 million). The project’s vision is to develop solar cell metallization methods that can show substantially narrower patterns than the state of the art. Partners in this project are: Fraunhofer ISE, HighLine , Tempress Janoschka, ContiTech, JB Ecotech, Energetica and KAU (all in Germany).

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

Research and Development Agreements, License Agreements and Material Contracts

We are engaged in R&D programs with NATI, pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations promulgated thereunder. Under the terms of these programs, we are required to pay to a royalty of 3.0% of sales of products resulting from research and development partially financed by NATI. However, such royalty obligations will not exceed the grant amount received, as linked to the U.S. dollar and including accrued interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. During 2021, 2020 and 2019, we paid royalties to NATI in the amount of $0, $10,067 and $2,091, respectively. The total grants we and Nano Size received as of December 31, 2020 aggregated to $1,445,622. Our total contingent liability (including interest) as of December 31, 2021 with respect to royalty-bearing participation received, net of royalties paid, amounted to $1,988,119. As of December 31, 2021 and 2020, Digiflex, received grants for research and development efforts from the Authority in an aggregate amount of approximately $2.2 million, out of which an amount of approximately $1.1 million was repaid to the Authority by Jet CU as a result of their technology and know-how sale to a foreign company which was authorized by the Authority and resulted in such payment in January 2018. The remaining liability (after additional payments) was reduced to approximately $1.0 million and recorded in Jet CU and as of December 31, 2021 increased to approximately $1.3 million due to accrued interest and change in the NIS vs. USD exchange rate, see Note 3 to the audited consolidated financial statements for the year ended December 31, 2021 included elsewhere in this annual report on Form 20-F

Intellectual Property

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

C. Organizational structure

We have three (3) wholly owned subsidiaries, Nano Size Ltd., or Nano Size, a private company organized under the laws of the state of Israel which we acquired on December 31, 2009, Digiflex, which we acquired on December 3, 2017. Additionally, we indirectly own, through Digiflex, one (1) subsidiary of Digiflex based in the US: Digiflex Inc. and Jet CU, a private company organized under the laws of the state of Israel which we acquired on July 26, 2020.

D. Property, plants and equipment

We currently leases, through Nano Size, approximately 7,300 square feet of space in Migdal Ha’Emek, Israel for its principal offices and manufacturing facilities at a monthly cost of approximately NIS 15,493 (approximately $4,982). Those current lease agreements expire on June 30, 2022.

Additionally, Digiflex currently leases approximately 1,200 square feet of space in Migdal Ha’Emek, Israel for its principal office and laboratory at a monthly cost of approximately NIS 5,000 (approximately $1,608). This lease agreement expires on March 14, 2023.

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

ITEM 5. Operating and Financial Review and Prospects.

A. Operating results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this annual report on Form 20-F. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly in the sections titled “Item 3 D. — Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

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

Financial Overview

We have incurred net losses since our inception in 2009, including a net loss of approximately $2.5 million for the year ended December 31, 2021. As of December 31, 2021, we had an accumulated deficit of approximately $36.1 million. We have devoted substantially all of our financial resources to identifying, acquiring, licensing, and developing our products and technologies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to generate significant revenues via commercialization of our products or technologies. We are dependent upon external sources to finance our operations and there can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. As a result, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

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

Results of Operations

The following table sets forth a summary of our operating results:

US $	Year ended December 31,
Consolidated Statement of Operations Data:	2021	2020	2019
Revenues	$568,704	$761,319	$478,520
Cost of Revenues	271,817	307,713	236,493
Amortization of intangible assets	428,431	428,434	428,431
Gross loss (income)	131,544	(25,172)	186,404
Research and development, net	467,698	400,859	731,021
Sales and marketing	625,031	673,986	673,983
General and administrative	1,345,495	1,414,370	1,319,239
Goodwill impairment	—	265,089	—
Total operating expenses	2,438,224	2,754,304	2,724,243
Operating loss	2,569,768	2,729,132	2,910,647
Financial expenses (income), net	(50,904)	9,814,605	1,042,358
Net loss	$2,518,864	$12,543,737	$3,953,005

Year ended December 31, 2021, compared to year ended December 31, 2020:

Revenues

With respect to the years ended December 31, 2021 and December 31, 2020, total revenues amounted to $568,704 and $761,319, respectively, a decrease of $192,615 or 25%. The decrease in revenues relates primarily to lower sales of inks. We believe that our lack of resources for marketing efforts contributed to that decrease.

Cost of revenues

With respect to the years ended December 31, 2021 and December 31, 2020, total cost of revenues amounted to $271,817 and $307,713, respectively, a decrease of $35,896 or 12%. The decrease in cost of revenues is consistent with the decrease in revenues as mentioned above.

Amortization of intangible assets

With respect to the years ended December 31, 2021 and December 31, 2020, total amortization of intangible assets amounted to $428,431 and $428,434, respectively. The amortization in both years (which is basically the same) related to amortization of Technology we recorded as part of the Digiflex purchase as of December 3, 2017.

Gross loss (income)

With respect to the years ended December 31, 2021 and December 31, 2020, total gross loss (income) amounted to $131,544 and $(25,172), respectively, an decrease of $156,716. The decrease related to a decrease of $192,615 in revenues, partially offset by decrease of $35,896 in cost of revenues and decrease of $3 in amortization of intangible assets.

Research and development expenses, net

With respect to the years ended December 31, 2021 and December 31, 2020, net research and development expenses, were $467,698, net of $315,697 grants recorded and $400,859, net of $525,838 grants recorded, respectively, an increase of $66,839 or 17%, respectively. The increase in research and development related primarily to lower grants recorded year over year.

Sales and marketing expenses

With respect to the years ended December 31, 2021 and December 31, 2020, sales and marketing expenses amounted to $625,031 and $673,986, respectively, a decrease of $48,955 or 7%. No significant change year over year.

General and administrative expenses

With respect to the years ended December 31, 2021 and December 31, 2020, general and administrative expenses amounted to $1,345,495 and $1,414,370, respectively, a decrease of $68,875 or 5%. No significant change year over year.

Goodwill impairment

With respect to the years ended December 31, 2021 and December 31, 2020, goodwill impairment amounted to $0 and $265,089, respectively. The goodwill impairment for the year ended December 31, 2020 was recorded following the purchase of Jet CU since that company have no activity.

Operating expenses

With respect to the years ended December 31, 2021 and December 31, 2020, operating expenses amounted to $2,438,224 and $2,754,304 respectively, a decrease of $316,080 or 11%. The decrease related to a decrease of $265,089 in goodwill impairment, $68,875 in general and administrative expenses and $48,955 in sales and marketing expenses, such decrease was partially offset by an increase of $66,839 in research and development, net.

Operating loss

With respect to the years ended December 31, 2021 and December 31, 2020, operating loss amounted to $2,569,768 and $2,729,132, respectively, a decrease of $159,364 or 6%. The decrease in operating loss related to a decrease of $316,080 in operating expenses, such decrease was partially offset by a decrease of $156,716 in gross loss (income).

Financial expenses (income), net

With respect to the years ended December 31, 2021 and December 31, 2020, financial expenses (income), net, amounted to $(50,904) and 9,814,605, a decrease of $9,865,509. The decrease in financial expenses, net related primarily to a change in fair value of warrants and capital note presented at fair value of $15,123,555, partially offset by an increase of $5,295,156 in interest and accretion back in connection with convertible loans.

Net loss

With respect to the years ended December 31, 2021 and December 31, 2020, net loss amounted to $2,518,864 and $12,543,737, respectively, a decrease of $10,024,873 or 80%. The decrease in net loss related to a decrease of $9,865,509 in financial expenses, net and a decrease of $159,364 in operating loss.

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

Revenue recognition

For information with respect to revenue recognition, see Note 2.i. to the audited consolidated financial statements for the year ended December 31, 2021 included elsewhere in this annual report on Form 20-F.

Fair value of financial instruments

For information with respect to fair value of financial instruments, see Note 2.p. to the audited consolidated financial statements for the year ended December 31, 2021 included elsewhere in this annual report on Form 20-F.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2.t. to the audited consolidated financial statements for the year ended December 31, 2021 included elsewhere in this annual report on Form 20-F.

Share-Based Compensation and Liabilities Presented at Fair Value

Ordinary Share Valuations

The fair value of the ordinary shares was used to determine the value of the warrants presented as a liability and share-based compensation. The following table sets forth the fair value of our ordinary shares as of the following dates:

	Date	Fair Value
Ordinary share	December 31, 2019	$0.11
Ordinary share	December 31, 2020	0.24
Ordinary share	December 31, 2021	$0.09

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

	Year Ended December 31,
	2021	2020	2019
Dividend yield	0%	0%	0%
Expected volatility	80%	80%	60%
Risk-free interest	0.81%	0.36%-1.62%	2.33%-2.71%
Expected life (in years)	5	5	4.15-7.00

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

B. Liquidity and Capital Resources

We currently have limited liquidity. As of December 31, 2021 and 2020, our cash and cash equivalents on hand was $19,437 and $31,327, respectively. Based on our current cash burn rate, strategy and operating plan, we believe that our cash reserves as of the date of this report will enable us to operate through July 2022. In order to fund our anticipated liquidity needs beyond such period (or possibly earlier if our current cash burn rate, strategy or operating plan change in a way that accelerates or increases our liquidity needs), we will need to raise additional capital.

Significant financing activities:

To date, we have financed our operations primarily through the sale of equity and convertible securities as well as through government grants.

At the annual shareholders’ meeting held on September 19, 2021, the shareholders approved (i) a capital raise at a per share purchase price of $0.07 and (ii) an adjustment to the conversion price of the Company’s outstanding convertible loans (collectively, the “CLA”) from $0.17 to $0.07 per Ordinary Share, subject to the holders’ agreement to cancel the outstanding related warrants that were issued in connection with the CLA.

On September 23, 2021, the Company entered into agreements with the holders of approximately $3,521,748 in principal amount and accrued interest of CLAs for the conversion of the Company’s indebtedness into an aggregate of 57,291,838 Ordinary Shares (at the rate of $0.07 per share). Furthermore, all the warrants that were issued previously in connection with those CLAs were cancelled and no longer have any force or effect.

Commencing July 2021 and through the date of this report, we and seven (7) existing Company shareholders entered into definitive agreements relating to a private placement of the Company’s Ordinary Shares for aggregate gross proceeds to the Company of $2,850,000. The Company anticipates receiving an additional $150,000 from this round of the Private Placement from these investors subject to completion of the subscription procedures. In February 2022, the Company issued an aggregate of 40,068,888 Ordinary Shares in respect of the definitive agreements mentioned above (the shares were issued based on $0.07 per ordinary share). .

For additional information regarding how we financed our operations, please refer to Note 8, Note 11 and Note 16 to our consolidated financial statements appear elsewhere in this annual report on Form 20-F for information regarding our loans and convertible loans and sale of equity, respectively.

We expect to continue to fund our operations through equity or debt financings, strategic collaborations, grants and, to the extent our marketing and commercialization efforts are successful, sales of our products or technologies.

We have experienced cumulative losses of $36.1 million from inception through December 31, 2021. In addition, we have not yet established a stable recurring source of revenues sufficient to cover our operating costs and expect to continue to generate losses for the foreseeable future. There is no assurance that we will be able to obtain an adequate level of financing needed for our near-term requirements or the long-term development and commercialization of our product. These conditions raise substantial doubt about our ability to continue as a “going concern”.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented:

US $	Year ended December 31,
Consolidated Statement of cash flows:	2021	2020	2019
Net cash provided by (used in):
Operating activities	(853,426)	(793,757)	(1,979,138)
Investing activities	(1,869)	808,913	(11,906)
Financing activities	849,032	(34,126)	1,881,719

Net cash used in operating activities for the years ended December 31, 2021, 2020, and 2019 was $853,426, $793,757, and $1,979,138, respectively, an increase of $59,669 or 8% (from 2020 to 2021) and a decrease of $1,185,381 or 60% (from 2019 to 2020). No significant change in net cash used in operating activities in 2021 relative to 2020. The decrease in net cash used in operating activities in 2020 relative to 2019 was primarily attributable to a change in fair value of warrants and capital note, partially offset by an increase in the net loss.

Net cash provided by (used in) investing activities for the years ended December 31, 2021, 2020, and 2019 was $(1,869), $808,913, and $(11,906), respectively, a decrease of 810,782 (from 2020 to 2021) and an increase of $820,819 (from 2019 to 2020). The decrease in net cash provided by (used in) investing activities in 2021 relative to 2020 was attributable to the acquisition of Jet CU. The increase in net cash provided by (used in) investing activities in 2020 relative to 2019 was attributable to the acquisition of Jet CU as well.

Net cash provided by (used in) financing activities for the years ended December 31, 2021, 2020, and 2019 $849,032, $(34,126), and $1,881,719, respectively, an increase of $883,158 (from 2020 to 2021) and a decrease of $1,915,845 (from 2019 to 2020). The increase in net cash provided by (used in) financing activities in 2021 relative to 2020 was primarily attributable to advance payment on the account of issuing ordinary shares, proceeds from convertible loans and related warrants and Change in in short term loans. The decrease in net cash provided by financing activities in 2020 relative to 2019 was primarily attributable lower proceeds from convertible loans, net of issuance costs.

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

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management team as of June 21, 2022.

Name	Age	Position
Dov Farkash	62	Active Chairman of the Board
Dr. Fernando de la Vega	64	Chief Technology Officer and Director
Ofer Greenberger(1)(3)	60	Director
David Boas(1)(2)	77	Director
Orly Solomon (2)(3)	53	External Director
Ido Lapidot (2)(3)	58	External Director
Ran Eisenberg	74	Chief Executive Officer
Evyatar Cohen	49	Chief Financial Officer
Hanan Markovich	46	Chief Business Development Officer

(1)	Joined the Board of Directors on May 19, 2022.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation Committee.

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

Ofer Greenberger was appointed as director as of May 19, 2022. Mr. Greenberger is an experienced executive with an international proven track record in turnaround management in the technology sector. Since February 2017, he has been serving as President and General Manager of Applied Materials (Israel), a subsidiary of a Nasdaq listed company and a global leader in materials engineering solutions for semiconductors, flat panel display and photo voltaic industries. Prior to his position at Applied Materials, from March 2012 through September 2015 he was CEO of Orbit Communications systems, an Israel based local provider of airborne communications and satellite- tracking maritime and ground-station and new space solutions. Prior thereto, from 2003 to 2011 he served as President and General Manager of KLA-Tencor (Israel), a subsidiary of a leading worldwide capital equipment company based that supplies process control and yield management systems for the semiconductor industry and other related nanoelectronics industries. From 1993 to 2003, he was Vice President and General Manager for Kulicke&Soffa, leading provider of semiconductor packaging and electronic assembly solutions supporting the global automotive, consumer, communications, computing and industrial segments. Mr. Greenberger holds a B.Sc. in mechanical engineering and an M.B.A. from the Technion and is a graduate of the AEA Stanford Executive Institute.

David Boas was appointed as a director as of May 19, 2022. Mr. Boas held a variety of highly influential positions in the Israeli economy, among them: Director of Budgets at the Ministry of Finance (1987-1991), Chief Strategic Advisor to Telecom Minister (1992-1996) and some senior positions in the private sector such as CFO at Iscar Group a supplier  of precision carbide metalworking tools (1980-1984), CEO at Cimatron, one of the leading Computer-Aided-Design companies in Israel (1984-1987). From 1992 through the present time, he serves as president and owner of “David Boas – Business Consulting Ltd.” where he consults on matters relating to technology, infrastructure and energy. From 1991 to 2001 he chaired a number of public commissions in Israel on various areas such as Energy, Defense, Communications, Agriculture, Immigration, Regional-Planning, and more.

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

New Appointments to the Board

As part of the $3.0 million investment described above, we agreed to the request of certain of the Private Placement investors to nominate three members to the Company’s Board of Directors. Upon the appointment of Ofer Greenberger and David Boas, Ran Eisenberg, the Company CEO and Dr. Astorre Modena, a Company director, have resigned from the Company Board, effective May 15, 2022.

We are in the process of interviewing and identifying an additional director nominee.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

B. Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, share-based compensation, retirement or termination payments, benefits and perquisites (as applicable) to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2021, plus compensation accrued or paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our director and officer liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Individual Covered Executive Compensation Name and Principal Position	Salary(2)	Share-based Compensation (3)	Total
	US $
Dov Farkash, Chairman	$148,639	$35,894	$184,533
Fernando de la Vega, Chief Technology Officer and Director	256,276	113,649	369,925
Ran Eisenberg, Chief Executive Officer(1)	105,286	44,858	150,144
Evyatar Cohen, Chief Financial Officer	167,219	46,715	213,934
Hanan Markovich, Chief Business Development Officer	$184,379	$23,167	$207,546

(1)	Mr. Eisenberg joined the Company on June 10, 2021 as the CEO and as a director. On May 15, 2022 he resigned his position as director.

(2)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2021, based on the option’s grant date fair value, calculated in accordance with accounting guidance for share-based compensation.

Compensation of Executive Officers and Directors as a Group

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2021, was approximately $1,126,082, including share-based compensation expenses of approximately $264,283. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits to any officers or directors of the Company in the year ended December 31, 2021.

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

On June 1, 2021, we issued options to purchase 2,003,436 Ordinary Shares to our then newly hired Chief Executive Officer with three (3) years vesting and an exercise price of $0.17 per share. Such exercise price was modified to $0.07 on April 28, 2022.

In connection with their appointments as directors effective May 19, 2022, each of Mr. Ofer Greenberger and Mr. David Boas was awarded under the Company’s 2010 Option Plan options to purchase up to 1,300,000 shares of the Company’s Ordinary Shares, which options are scheduled to vest as follows: 25% of the option shares on the first anniversary of the appointment to the Board (i.e., 325,000 options shares) and the balance are to vest over the next three (3) years in equal instalments on a quarterly basis at the end of each three month period following the first anniversary of appointment to the Board (i.e., 81.250 option share per three (3) month period).

We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company, other than our consulting agreement with our chief technology officer as described below.

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

Compensation of External Directors

In 2021, each of our external directors was compensated in accordance with the Israeli Companies Regulations (rules regarding compensation and expense reimbursement of external directors) - 2000.

Directors and Officers Equity-Based Compensation

As of June 21, 2022, a total of 13,273,402 options to purchase our ordinary shares were outstanding and held by certain current executive officers and directors (consisting of seven (7) persons), of which 10,652,390 options are currently exercisable or exercisable within 60 days of June 21, 2022. See “Item 6 E. — Share Ownership” in this annual report on Form 20-F.

Compensation of nonemployee Directors

Our directors, other than our External Directors, do not receive any cash compensation.

During fiscal 2021, we were not party to any service agreements with any of the members of our board of directors, other than the services agreement with respect to Dr. de la Vega’s service as our chief technology officer, which is described below.

Employment or Service Agreements with our Active Chairman, Chief Executive Officer, Chief Technology Officer, Chief Financial Officer and Chief Business Development Officer

Dov Farkash. On April 19, 2020, an Active Chairman Agreement, or the Chairman Agreement with Exoro Ltd., or Exoro, a company wholly owned by Mr. Dov Farkash. The Chairman Agreement provides that Exoro, through Mr. Farkash is to provide certain services to us as active chairman, focusing on go-to-market strategy. We agreed to enter into an indemnification agreement with Mr. Farkash and to include him in our directors and officers insurance. Mr. Farkash has agreed not to provide any services that would conflict with or complete with ours. We agreed to pay a monthly service fee of NIS 40,000 (approximately $12,861) plus Value Added Tax (“VAT”) to Exoro. Mr. Farkash is entitled to options to purchase 939,164 shares under our 2010 Option Plan, in accordance with our director compensation plan, at an exercise price of $ 0.068 per share, vesting over three (3) years from April 19, 2020 with one-third vesting after one year and the remainder monthly over a 24-month period. Exoro is entitled to reimbursement of expenses in connection with the provision of the services and shall have a budget of $10,000/month for travel. The term of the Chairman Agreement was for four (4) months, with our right to renew for an additional nine months, which was utilized. Either party could terminate upon 45 days prior written notice. The Chairman Agreement could also be terminated by us for Cause (as defined in the Chairman Agreement).

Ran Eisenberg. On June 1, 2021, we entered into a consultancy agreement with Mr. Ran Eisenberg to serve as our Chief Executive Officer during the term of the agreement. Pursuant to the terms of the agreement, Mr. Eisenberg was entitled to a current monthly fee of NIS 40,000 (approximately $12,861) plus VAT, which was increase to 60,000 NIS (approximately $19,292) plus VAT following four (4) months from his commencement date. In addition, he was awarded options to purchase up to 2,003,346 of our shares at a pe share exercise price of $0.17 which was reduced to $0.07. Vesting of the options continue over three (3) years from June 1, 2021 with one-third vesting after one year and the remainder monthly over a 24-month period. The option are accelerated upon an Exit Event (as defined below).

Either we or Mr. Eisenberg may terminate the agreement by providing a 60 days prior notice

Dr. Fernando de la Vega. On September 9, 2009, we entered into a services agreement, or the DBG Services Agreement, as amended, with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd., or DBG, as amended, or the DBG Services Agreement, pursuant to which Dr. de la Vega provides us management services as our Chief Executive Officer through June 1, 2021, whereupon he resigned from such position and assumed the position as Chief Technology Officer. Pursuant to the terms of the DBG Services Agreement, as amended, Dr. de la Vega is currently entitled to a monthly consultancy fee in the amount of NIS 51,750 (approximately $16,640) plus VAT and car allowance in the amount of NIS 2,500 (approximately $804) plus VAT per month plus reimbursement for fuel expenses and tolls. The monthly consultancy fee shall be updated to NIS 65,000 (approximately $20,900) plus VAT per month, if the company will secure an additional investment of $1,000,000 (such update commenced in April 2018). Dr. de la Vega may terminate the DBG Services Agreement at any time for any reason upon a three months’ prior written notice. If we wish to terminate the engagement with Dr. de la Vega, not as a result of Dr. de la Vega’s breach of his terms of office, the Company shall be required to provide a six months’ prior written notice.

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

Evyatar Cohen. On November 12, 2017, we entered into a consultancy agreement with Mr. Evyatar Cohen to serve as our Chief Financial Officer during the term of the agreement. Mr. Cohen’s services include, among others, the services of Ms. Moran Cohen as our controller. Pursuant to the terms of the agreement, Mr. Cohen is entitled to a monthly fee of NIS 33,000 (approximately $10,611) plus VAT. As agreed in his engagement agreement, the monthly fee was increased to NIS 45,000 (approximately $14,469) plus VAT commencing May 15, 2018, following the filing of our 2017 annual report on Form 20-F. Either we or Mr. Cohen may terminate the agreement by providing a 45 days prior notice.

Hanan Markovitch. We have entered into an employment agreement dated February 10, 2019 with Mr. Hanan Markovitch to serve as chief business development officer. Mr. Markovitch, as a full-time employee, is entitled to a gross monthly salary of NIS 28,000 (approximately $9,003); overtime pay of NIS 7,000 per month (approximately $2,251); a car allowance of NIS 5,000 (approximately $1,608) per month; social benefits and special bonus as detailed in his employment agreement. Each party can terminate this employment agreement with a three (3) months’ notice. Commencing November 2021, Hanan’s gross monthly salary and overtime pay increased to NIS 32,000 (approximately $10,289) and NIS 8,000 (approximately $2,572), respectively.

Incentive Compensation Plan

The purpose of the Plan is to serve as an incentive to attract new employees, directors, consultants and service providers, and to retain persons of training, experience and ability by providing them with opportunities to purchase securities, including shares of the Company, pursuant to the Plan, as approved by the board of directors of the Company. As of December 31, 2021, a total of 5,460,052 ordinary shares were reserved for issuance under the Plan, refer to Note 11.d. to our consolidated financial statements that appear elsewhere in this annual report on Form 20-F for additional information regarding the increase of the options pool during the year ended December 31, 2021 and 2020. The number of ordinary shares reserved for issuance under the Plan may be changed from time to time in the sole discretion of the board of directors.

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

●	The Class II directors are Mr. Ofer Greenberger and Mr. David Boas, appointed as of May 19, 2022, for a term of three (3) years, ending at 2024 annual general meeting.

●	The Class III director is Dr. Fernando de la Vega, elected in 2019, for a term of three (3) years, ending at the 2022 annual general meeting.

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

Audit Committee

Our Audit Committee is comprised of the following members: Ms. Solomon (external director), Mr. Lapidot (external director) and Mr. Boas (who was appointed to the Audit Committee on June 19, 2022). Ms. Solomon is the Chairwoman of the Audit Committee.

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

Compensation Committee

Our Compensation Committee is comprised of Ms. Solomon (external director), Mr. Lapidot (external director) and Mr. Ofer Greenberger (who was appointed on June 19, 2022).

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

D. Employees

As of June 21, 2022, we had ten (10) full time employees in PVN and one (1) full time employee in Digiflex, located in Israel. There was one additional employee in the United States, employed by Digiflex Inc and his contract was terminated in September 2020. Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment of our Israeli employees. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans in accordance with the applicable Israeli legal requirements.

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

Share Option Plans

For information on our share option plan see “Item 6 B. — Compensation — Incentive Compensation Plans”.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 21, 2022, by:

●	each of our directors and executive officers;

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of  June 21, 2022, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 130,274,079 ordinary shares outstanding as of June 21, 2022.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of our shareholders have different voting rights from other shareholders.

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
GTRIMG Investments Ltd.	50,657,733	(1)	38.86%
Legov Ltd.	21,227,601	(2)	16.29%
Teuza – A Fairchild Technology Venture Ltd.	17,756,906	(3)	13.62%
Slobel NV	9,154,581	(4)	6.83%
Terra Venture partners	6,771,849	(5)	5.17%
Fineline PCB(Cyprus) Ltd.	6,612,381	(6)	5.08%

Directors and executive officers who are not 5% holders:
Dov Farkash, Chairman	704,373	(7)	*
Ran Eisenberg, Chief Executive Officer	667,812	(8)	*
Fernando de la Vega, Chief Technology Officer and Director	5,565,804	(9)	4.12%
Orly Solomon, Director	1,257,219	(10)	*
Ido Lapidot, Director	1,257,219	(11)	*
Evyatar Cohen, Chief Financial Officer	1,685,735	(12)	1.28%
Hanan Markovich, Chief Development Business Officer	850,368	(13)	*

Directors and executive officers as a group	11,988,530		9.00%

*	Represents less than 1.0% held.

(1)	Includes (i) 50,557,733 ordinary shares beneficially owned by GTRIMG Investments Ltd., a company incorporated under the laws of the State of Israel, or GTRIMG Investments, which is wholly owned by TRIMG Communication International Ltd., a company incorporated under the laws of the State of Israel, or the GTRIMG Communication, which itself is wholly owned by GTRIMG Ltd., a company incorporated under the laws of the British Virgin Islands, or GTRIMG Ltd., and together with GTRIMG Investments and GTRIMG Communication, the GTRIMG Entities, which itself is wholly owned by GTRIMG Foundation, a foundation incorporated under the laws of the Principality of Liechtenstein, or the Foundation, the beneficiaries of which are Messrs. Talia Zeevi, Rami Zeevi, Yael Zeevi Shoer, Michal Zeevi Bender, and Gur Zeevi, collectively, the GTRIMG Group, and (ii) 100,000 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of June 21, 2022.

(2)	Includes (i) 17,686,108 ordinary shares beneficially owned on behalf of Legov Ltd, GlenRock Israel Ltd and Insight Capital Ltd, all under the same control, and (ii) 39,998 ordinary shares issuable upon exercise of outstanding warrants (for the same three (3) companies) exercisable within 60 days as of June 21, 2022.

(3)	Includes (i) 17,686,108 ordinary shares beneficially owned, and (ii) 70,798 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of June 21, 2022.

(4)	Includes (i) 1,648,286 ordinary shares beneficially owned, (ii) 4,284,008 ordinary shares issuable upon the conversion of a convertible loan exercisable within 60 days as of May 16, 2022, and (iii) 3,222,287 ordinary shares issuable upon exercise of outstanding warrants exercisable within 60 days as of June 21, 2022.

(5)

Includes (i) 5,636,892 ordinary shares beneficially owned by Terra Venture Partners Sicar and Terra Venture LP, all under the saem control, (ii) 1,012,736 ordinary shares issuable to both companies upon the conversion of a convertible loan and exercisable within 60 days of May 16, 2022, and (ii) 122,221 ordinary shares issuable to both companies upon the exercise of warrants and exercisable within 60 days of June 21, 2022. The shares listed as beneficially owned by Terra Venture Partners or Terra are held of record by Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener is a General Partner of Terra Ventures Partners, the manager of Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener has shared voting and dispositive power over all shares owned by Terra.

(6)	Includes 6,612,381 ordinary shares beneficially owned.

(7)	Includes options to purchase 704,373 ordinary shares exercisable within 60 days as of June 21, 2022.

(8)	Includes options to purchase 667,812 ordinary shares exercisable within 60 days as of June 21, 2022.

(9)	Includes (i) 1,336,140 ordinary shares beneficially owned, and (ii) options to purchase 4,229,664 ordinary shares exercisable within 60 days as of June 21, 2022.

(10)	Includes options to purchase 1,257,219 ordinary shares exercisable within 60 days of June 21, 2022.

(11)	Includes options to purchase 1,257,219 ordinary shares exercisable within 60 days as of June 21, 2022.
(12)	Includes options to purchase 1,685,735 ordinary shares exercisable within 60 days as of June 21, 2022.
(13)	Includes options to purchase 850,368 ordinary shares exercisable within 60 days as of June 21, 2022.

Controlling Shareholder

Because GTRIMG Investments Ltd. (and its affiliates) beneficially owned or controlled, directly and indirectly, 38.8% of our issued and outstanding ordinary shares as of June 21, 2022, it is considered a “controlled shareholder” under the Israeli Companies Law.

Record Holders

As of June 21, 2022, our ordinary shares were held by 71 registered holders (including CEDE & Co.). Based on the information provided to us by our transfer agent, as of June 21, 2022, 17 registered holders were U.S. domiciled holders.

Changes in Ownership of Major Shareholders

To our knowledge, the significant changes in the percentage of beneficial ownership held by our major shareholders during the past three years have been as follows:

Changes in 2021 vs. 2020:

None noted.

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

B. Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2021 other than as described in Note 16 to our consolidated financial statements appear elsewhere in this annual report on Form 20-F.

ITEM 9. The Offer and Listing.

9.A Offer and Listing Details

Our ordinary shares are quoted on the OTC Pink under the symbol “PVNNF.”

However, due to lack of available resources, we have not been able to comply with our SEC periodic filing obligations for the year ended December 31, 2021. Accordingly, as of September 29, 2021, the public quote for our stock has been removed form OTC Pink and trading in our stock has been restricted. Once we file our annual report on Form 20-F for the year ended December 31, 2021, the public reporting of our trading prices is expected to resume. Thereafter, a new Form 211 will need to be filed with FINRA and following approval thereof by FINRA, unrestricted trading in our stock on OTC Markets is expected to resume.

9.B. Plan of distribution

Not applicable.

9.C. Market for ordinary shares

Not applicable.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

General

As of December 31, 2021, our authorized share capital consists of 1,200,000,000 ordinary shares, par value NIS 0.01 (approximately $0.003) per share, of which 90,205,191are issued and outstanding.

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

Subsequently to December 31, 2021, we and certain existing Company shareholders entered into definitive agreements relating to a private placement of our Ordinary Shares for aggregate gross proceeds to us of $2.85 million. We issued an aggregate of 42,926,031 Ordinary Shares in respect of the $2.85 million investment.

As part of the $3.0 million investment described above, we agreed to the request of certain of the private placement investors (including GTRIMG) to nominate three members to the Company’s board of directors. Effective May 19, 2022, we appointed Ofer Greenberger and David Boas to our Board, whereupon Ran Eisenberg, our CEO, and Dr. Astore Modena, resigned from the Board/

Dividend and Liquidation Rights

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four and 21 days prior to the date of the meeting, and in certain circumstances, between four (4) and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

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

In September 2021, the Company issued an additional 5,428,572 Ordinary Shares to the Jet CU former shareholders as an additional consideration upon their agreement to forfeit the 8,000,000 warrants that were granted to them on the purchase date. Refer to Note 3 to our consolidated financial statements appear elsewhere in this annual report on Form 20-F for additional information.

D. Exchange Controls.

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except for ownership by nationals of certain countries that are, or have been, declared as enemies of Israel.

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

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $64 million), and the sale receives prior approval from NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $161 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2021) unless the benefiting provisions of an applicable treaty applies.

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

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding a certain level, including, but not limited to, dividends, interest and capital gain. Pursuant to new legislation enacted recently, such tax rate was increased to 3% on annual income exceeding NIS 647,641 (approximately$208,245) in 2021 and NIS 651,600 (approximately $209,518) in 2020.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on the corporation’s income, assets, and activities for such year. We have not determined whether we have been a PFIC for any previous year prior to 2021. Also we cannot assure that we will not be considered a PFIC for 2021, based on our estimation, we do not expect to be a PFIC for the 2021 tax year. We did not conduct an analysis whether we will be a PFIC in 2022 or in any future years.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We maintain a corporate website at www.pvnanocell.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

I. Subsidiary Information.

We have three (3) wholly owned subsidiaries, Nano Size Ltd., or Nano Size, a private company organized under the laws of the state of Israel which we acquired on December 31, 2009, Digiflex, which we acquired on December 3, 2017. Additionally, we indirectly own, through Digiflex, one (1) subsidiary of Digiflex based in the US: Digiflex Inc. and Jet CU, a private company organized under the laws of the state of Israel which we acquired on July 26, 2020.

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

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

All of the convertible loans received from GTRIMG and few from other lenders were required to be repaid by October 2020. GTRIMG and the other lenders did not exercise their conversion right under the convertible loans prior to their repayment date and therefore became repayable in cash as such time. We did not timely repay such loans due to financial difficulties and therefore we are currently in default under those agreements. For information with respect to those defaults, see Note 8 to the audited consolidated financial statements for the year ended December 31, 2021 included elsewhere in this annual report on Form 20-F.

On September 23, 2021, the holders of approximately $3,521,748 in principal amount and accrued interest of CLAs converted their debts into an aggregate of 57,291,838 Ordinary Shares. Furthermore therewith, all the warrants that were issued previously in connection with those CLAs were cancelled and no longer have any force or effect.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2021 as a result of the material weaknesses identified in our internal control over financial reporting. These material weaknesses are discussed in “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses in internal control over financial reporting that were identified (among other things) were: (i) significant parts of entity level controls are missing, (ii) lack of segregation of duties, (iii) controls’ effectiveness testing were predominantly not performed, inter alia, due to nonperformance of controls or absence of evidence for controls’ performance, and (iv) non-remediation of material weaknesses identified in prior years. Based on such assessment, management has concluded that, as of December 31, 2021, our internal control over financial reporting is ineffective based on those criteria.

Due to lack of resources, during 2021, as in previous years, we were unable to implement in any material respect our remediation plans for the material weaknesses identified in prior years. We intend to take appropriate and reasonable steps beyond few already taken such as (i) hiring an outsourced chief financial officer with significant U.S. GAAP and SEC reporting experience and (ii) establishing an Audit Committee and Compensation Committee. Ms. Orly Solomon, a member of each of these committees, serves as the Chairwoman of each and has relevant U.S. GAAP accounting, SEC reporting and internal control experience) to make the necessary improvements to remediate these deficiencies, provided that we have the resources to implement them.

(c) Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

On April 7, 2022, our shareholders approved the appointment of Ilanit Halperin CPA (“IH”) as our independent public accountants for the fiscal years ended December 31, 2020 and 2021.

The following table presents the aggregate fees for professional services rendered by IH to us as our principal accountants.

	Year ended December 31,
	2021	2020
Audit Fees	$95,000	$115,000
Tax fees	20,000	20,000
Total	$115,000	$135,000

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

Audit Committee Pre-Approval Policies and Procedures

Our audit committee, established in February 2018, provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by IA during 2021 and 2020 and fees for such services.

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

AS OF DECEMBER 31, 2021

IN U.S. DOLLARS

- - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of P.V. Nano Cell Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of P.V. Nano Cell Ltd. (the Company) as of December 31, 2021 and 2020 and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the two years ended December 31, 2021 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

June 21, 2022

We have served as the Company’s auditor since 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

P.V. NANO CELL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, shareholders’ equity (deficit), and cash flows of P.V. Nano Cell Ltd. and its subsidiaries (the Company) for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial the results of the Company's operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company’s auditor since 2009 to 2022

Tel-Aviv, Israel

April 29, 2021

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,437	$31,327
Restricted cash	5,627	—
Accounts receivable, net	46,613	199,367
Other current assets	252,790	90,109
Inventory, net	68,421	85,243

Total current assets	392,888	406,046

NON-CURRENT ASSETS:
Property and equipment, net	91,658	144,865
Intangible asset, net	2,536,548	2,964,979
Goodwill	3,026,036	3,026,036

Total non-current assets	5,654,242	6,135,880

Total assets	6,047,130	6,541,926

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Short term bank credit	69,877	55,845
Short term loans	234,004	—
Trade payables	626,271	612,129
Employees and payroll accruals	1,184,185	750,872
Accrued expenses and other current liabilities	2,782,888	1,923,434
Convertible loans	1,637,577	6,567,411
Warrants presented at fair value	17,296	7,343,894

Total current liabilities	6,552,098	17,253,585

NON-CURRENT LIABILITIES:
Capital note	40,000	40,000
Warrants presented at fair value	89,679	1,364,106
Israel National Authority for Technology and Innovation	381,216	755,980

Total non-current liabilities	510,895	2,160,086

Total liabilities	7,062,993	19,413,671

SHAREHOLDERS’ DEFICIT:
Ordinary shares of NIS 0.01 par value - Authorized: 1,200,000,000 as of December 31, 2021 and 2020, respectively; Issued and outstanding: 90,205,191 and 26,986,203 ordinary shares as of December 31, 2021 and 2020, respectively	270,750	73,403
Additional paid in capital	34,910,233	20,732,834
Treasury stocks	(122,482)	(122,482)
Accumulated deficit	(36,074,364)	(33,555,500)

Total shareholders’ deficit	(1,015,863)	(12,871,745)

Total liabilities and shareholders’ deficit	$6,047,130	$6,541,926

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars

	Year ended December 31,
	2021	2020	2019

Revenues	$568,704	$761,319	$478,520

Cost of revenues	271,817	307,713	236,493
Amortization of intangible assets	428,431	428,434	428,431

Gross loss (income)	131,544	(25,172)	186,404

Operating expenses:

Research and development	783,665	926,697	987,444
Less - research and development grants	(315,967)	(525,838)	(256,423)
Research and development, net	467,698	400,859	731,021
Sales and marketing	625,031	673,986	673,983
General and administrative	1,345,495	1,414,370	1,319,239
Goodwill impairment	—	265,089	—

Total operating expenses	2,438,224	2,754,304	2,724,243

Operating loss	2,569,768	2,729,132	2,910,647
Financial expenses (income), net	(50,904)	9,814,605	1,042,358

Net loss	$2,518,864	$12,543,737	$3,953,005

Net loss per ordinary share:
Basic and diluted net loss per ordinary share	$0.06	$0.49	$0.16

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	44,453,153	25,581,000	24,071,186

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars

	Ordinary shares
	Number of ordinary shares	Amount	Additional paid-in Capital	Treasury stocks	Accumulated deficit	Total

Balance as of January 1, 2019	23,491,948	$63,301	$19,698,606	$—	$(17,058,758)	$2,703,149

Issuance of ordinary shares in connection with conversion of convertible loans	576,270	1,630	97,235	—	—	98,865
Issuance of ordinary shares in connection with Professional service rendered	325,000	911	24,733	—	—	25,644
Beneficial conversion feature related to convertible loans	—	—	21,445	—	—	21,445
Stock based compensation	—	—	109,613	—	—	109,613
Net loss	—	—	—	—	(3,953,005)	(3,953,005)

Balance as of December 31, 2019	24,393,218	$65,842	$19,951,632	$—	$(21,011,763)	$(994,289)

Issuance of ordinary shares in connection with conversion of convertible loans	386,735	1,111	64,634	—	—	65,745
Issuance of ordinary shares in connection with Professional service rendered	206,250	602	33,443	—	—	34,045
Issuance of Ordinary Shares as a consideration for the Jet CU purchase	2,000,000	5,848	218,352	—	—	224,200
Treasury stocks	—	—	—	(122,482)	—	(122,482)
Stock based compensation	—	—	464,773	—	—	464,773
Net loss	—	—	—	—	(12,543,737)	(12,543,737)

Balance as of December 31, 2020	26,986,203	$73,403	$20,732,834	$(122,482)	$(33,555,500)	$(12,871,745)

Issuance of ordinary shares in connection with conversion of convertible loans	57,790,416	180,399	12,897,067	—	—	13,077,466
Issuance of additional ordinary shares to former Jet CU shareholders in return for forfeiting their related warrants	5,428,572	16,948	471,959	—	—	488,907
Advance payment on the account of issuing ordinary shares	—	—	350,000	—	—	350,000
Stock based compensation	—	—	458,373	—	—	458,373
Net loss	—	—	—	—	(2,518,864)	(2,518,864)

Balance as of December 31, 2021	90,205,191	$270,750	$34,910,233	$(122,482)	$(36,074,364)	$(1,015,863)

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,518,864)	$(12,543,737)	$(3,953,005)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	55,076	63,095	73,714
Amortization	428,431	428,434	428,431
Financial expenses in connection with convertible loans	7,892,632	2,597,476	950,292
Interest in connection with short term loans	4,004	—	—
Share-based compensation	458,373	464,773	109,613
Restricted shares issued for services	—	34,045	25,644
Goodwill impairment	—	265,089	—
Capital loss	—	43,216	—
Change in operating assets and liabilities:
Change in accounts receivable	152,754	(112,873)	114,282
Change in other current assets	(162,681)	156,041	20,838
Change in inventories	16,822	17,539	(49,438)
Change in trade payables	14,142	(171,463)	64,901
Change in employees and payroll accruals	433,313	70,582	321,017
Change in accrued expenses and other current liabilities	484,690	882,589	(52,045)
Change in fair value of warrants and capital note	(8,112,118)	7,011,437	(33,382)
Net cash used in operating activities	(853,426)	(793,757)	(1,979,138)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash acquired in acquisition of Jet CU (see also Note 3)	—	811,773	—
Purchase of property and equipment	(1,869)	(2,860)	(11,906)
Net cash provided by (used in) investing activities	(1,869)	808,913	(11,906)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in in short term bank credit	14,032	(36,385)	92,230
Change in in short term loans	230,000	—	—
Proceeds from convertible loans and related warrants	255,000	16,748	1,775,000
Advance payment on the account of issuing ordinary shares	350,000	—	—
Proceeds (repayment) of short-tern bank loan	—	(14,489)	14,489
Net cash provided by (used in) financing activities	849,032	(34,126)	1,881,719

Decrease in cash and cash equivalents and restricted cash	(6,263)	(18,970)	(109,325)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT THE BEGINNING OF THE YEAR	31,327	50,297	159,622

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE YEAR	$25,064	$31,327	$50,297

SUPPLEMENTAL INFORMATION AND DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Issuance of ordinary shares and warrants in connection with acquisition (see also Note 3)	$—	$411,781	$—
Receivable for Convertible loan	$—	$—	$150,000
Conversion of convertible loans including interest to ordinary shares	$13,077,466	$65,745	$98,865
Allocation of the 8,000,000 warrants FV granted to former Jet CU shareholders to the consolidated statement of shareholders’ equity (deficit) as of September 23, 2021 in exchange for 5,428,572 additional ordinary shares	$488,907	$—	$—
Purchase of property and equipment that were not paid as of the balance sheet date	$—	$—	$9,422

	December 31,
	2021	2020	2019

Cash and cash equivalents	$19,437	$31,327	$34,382
Restricted cash	5,627	—	15,915

	$25,064	$31,327	$50,297

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:-	GENERAL

a.	P.V. Nano Cell Ltd. (the “Company”) was incorporated in June 2009 under the laws of Israel. The Company along with its three fully owned Israeli subsidiaries: Nano Size Ltd. (“Nano Size”), Digiflex Ltd. (“Digiflex”) and JETCU PCB Ltd (“Jet CU) and Digiflex fully owned US subsidiary Digiflex Inc (“Inc”) are mainly engaged in developing, manufacturing, marketing and commercializing conductive inks for digital inkjet conductive printing applications and manufacturing printing machines, which offer solutions for inkjet print-quality technologies. Refer to Note 3 for additional information regarding the acquisition of Jet CU on July 26, 2020. The Company, Nano Size, Digiflex, Inc and Jet CU are jointly defined as the “Group”.

b.	Since its inception, the Group has incurred operating losses and has used cash in its operations. During the year ended December 31, 2021, the Group used cash in operating activities of approximately $0.9 million, incurred a net loss of approximately $2.5 million and had a total accumulated deficit of approximately $36.1 million as of December 31, 2021. The Group requires additional financing in order to continue to fund its current operations and to pay existing and future liabilities.

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

c.	During 2020, due to the Coronavirus pandemic (“COVID-19”) constraints, the Company has had to adjust its working mode (mainly changing working hours and make sure the Company complies with the government guidelines which have included full and partial lockdowns). While the Company business grew in the recent years, the growth has been limited (sales grew less than expected) due to slow down of the customers and partners, and also due to traveling constrains imposed by governments due to COVID-19. Two of the Company’s main customers have purchased inks and services much less than forecasted and expected. the Company’s plans to upgrade its DemonJet printers, develop the inks and technologies to print passive components have been slowed down due to the reduction of activities of the Company’s partners in Europe and reduced available resources. The Company has placed one of its employees on an unpaid leave and reduced the team by two team members. Furthermore, due to the influence of COVID-19 on the world economy, the price of silvers (the Company’s main raw material) fluctuated significantly in the last few years. Other raw materials prices have also increased. Given the continued uncertainty around the extent and timing of the future spread or mitigation of the Coronavirus outbreak and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition. The extent of the impact of COVID-19 on the Company operational and financial performance, including its ability to execute its business strategies and initiatives in the expected time frame, will depend on future developments, including, but not limited to, the duration and continued spread of the pandemic, its severity, the actions to contain the disease or treat its impact, further related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption as a result of COVID-19 could have a material adverse effect on the Company business, results of operations, access to sources of liquidity and financial condition, though the full extent and duration is uncertain; infections may become more widespread and the limitation on the Company’s ability to work, travel and timely sell and distribute its products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on its business, financial condition and operating results. In addition, as the scale and duration of these developments remain uncertain, they may have, or continue to have, macro and micro negative effects on the financial markets and global economy, which could result in an economic downturn that could affect demand for our products and have a material adverse effect on our operations and financial results, earnings, cash flow, financial condition and share price. These effects could be material and long-term in duration.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

b.	Use of estimates:

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

A substantial portion of the Group’s costs are incurred in New Israeli Shekels (“NIS”). However, the Group finances its operations mainly in dollars and a majority of the Group’s revenues are denominated in dollars. As such, the Company’s management believes that the dollar is the currency of the primary economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar.

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

Long-lived assets of the Group are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group did not record any impairment losses during the years ended December 31, 2021, 2020 and 2019.

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

As of December 31, 2019 and onwards, the Company has early adopted the ASU 2017-04 FASB revised guidance of goodwill impairment. Under this guidance, entities that have reporting units with zero or negative carrying amount are no longer required to perform the qualitative assessment. The results of such test as of December 31, 2021, 2020 and 2019, were that the fair value was greater than the reporting unit’s negative carrying value and therefore no goodwill impairment was recorded as of this date.

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

The Group did not record any intangible assets impairment during the years ended December 31, 2021, 2020 and 2019.

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

The fair value for options granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	2021	2020	2019

Dividend yield	0%	0%	0%
Expected volatility	80%	80%	60%
Risk-free interest	0.81%	0.36%-1.62%	2.33%-2.71%
Expected life (in years)	5	5	4.15-7.00

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risks:

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

The Group’s accounts receivables are derived from sales mainly in Israel, Europe and the US. Concentration of credit risk with respect to accounts receivables is limited by ongoing credit evaluation and account monitoring procedures. The Group performs ongoing credit evaluations and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as known disputes, age of the receivable balance and past experience. There was no allowance for doubtful accounts as of December 31, 2021 and 2020. The Group writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense.

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

Severance expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $53,389, $59,087 and $64,080, respectively.

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

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	—	—	$106,975	$106,975
Capital note	—	—	40,000	40,000

Total financial liabilities	—	—	$146,975	$146,975

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	—	—	$8,708,000	$8,708,000
Capital note	—	—	40,000	40,000

Total financial liabilities	—	—	$8,748,000	$8,748,000

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments (cont.):

The following table presents reconciliations for the Company’s liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3):

Level 3

Balance as of January 1, 2019	$977,025

Fair value of warrants issued	600,469
Changes in Fair value of warrants and capital note	(33,382)

Balance as of December 31, 2019	1,544,112

Fair value of warrants issued	192,451
Changes in Fair value of warrants and capital note	7,011,437

Balance as of December 31, 2020	8,748,000

Allocation of the 8,000,000 warrants FV granted to former Jet CU shareholders to the consolidated statement of shareholders’ equity (deficit) as of September 23, 2021 in exchange for 5,428,572 additional ordinary shares	(488,907)
Changes in Fair value of warrants and capital note	(8,112,118)

Balance as of December 31, 2021	$146,975

q.	Basic and diluted net loss per ordinary share:

Basic net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

The total number of ordinary shares related to the outstanding stock options, warrants and conversion of the outstanding convertible loans as of December 31, 2021, aggregated to 23,783,274, 5,834,252 and 14,039,289, respectively, were excluded from the calculations of diluted loss per ordinary share, since it would have an anti-dilutive effect.

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

The Group engaged in a short period lease with relatively low rent expenses and as a result did not apply this guidance.

t.	Recently issued accounting standards:

None were adopted in this current year.

Not yet adopted in the current year:

1.	In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2020-06 will have on the Company’s consolidated financial statement presentation or disclosures.

2.	Other new pronouncements issued but not effective as of December 31, 2021 are not expected to have a material impact on the Company’s consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	ACQUISITION

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

The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Cash and cash equivalents	$811,773
Prepaid expenses and other current assets	1,977
Balance with the Company (*)	50,000
Investment in the Company’s shares (**)	122,482
CLA provided to the Company (*)	167,188
Liability to Israel National Technological Innovation Authority	(1,006,605)
Accrued expenses and other current liabilities	(123)
Goodwill (***)	265,089
Total purchase price	$411,781

(*)	Such amount was eliminated at the consolidated level.

(**)	Such amount was recorded as Treasury stock within the Consolidated statements of shareholders’ equity (deficit) for the year ended December 31, 2020.

(***)	Such amount was impaired following the purchase date since Jet CU has no activity and was recorded within the Consolidated statements of comprehensive loss for the year ended December 31, 2020.

In September 2021, the Company issued an additional 5,428,572 Ordinary Shares to the Jet CU former shareholders as an additional consideration upon their agreement to forfeit the 8,000,000 warrants that were granted to them on the purchase date.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 4:-	OTHER CURRENT ASSETS

	December 31,
	2021	2020

Prepaid insurance policies	$142,420	$27,340
Government authorities	103,354	54,977
Other	7,016	7,792

	$252,790	$90,109

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:
Equipment	$390,573	$433,271
Computers	965	1,825
Office furniture	11,069	10,362
Leasehold improvements	23,461	23,461

	426,068	468,919

Accumulated depreciation:	334,410	324,054

Property and equipment, net	$91,658	$144,865

Depreciation expenses for the years ended December 31, 2021, 2020 and 2019 were $55,076, $63,095 and $73,714, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:-	INTANGIBLE ASSETS, NET

	December 31,
	2021	2020
Cost:
Technology	$4,284,315	$4,284,315
Backlog	45,996	45,996

	4,330,311	4,330,311

Accumulated amortization (the Backlog was fully amortized):	1,793,763	1,365,332

Intangible assets, net	$2,536,548	$2,964,979

Amortization expenses for the years ended December 31, 2021, 2020 and 2019 were $428,431, $428,434 and $428,431, respectively. The amortization for each of the next five (5) years should be $428,431.

NOTE 7:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2021	2020

Provision for professional fees	$1,169,156	$582,811
Government authorities*	921,726	395,512
Grants received in advance	526,578	808,856
Provision for legal claims	49,195	47,588
Other	116,233	88,667

	$2,782,888	$1,923,434

*	Such amount, for both December 31, 2021 and 2020 contains primarily liability to Israel National Authority for Technology and Innovation (“NATI”). See Note 3 for additional information. Please also note that the remainder of the liability towards NATI for the same dates is presented in a separate line item within the non-current liabilities according to the related settlement.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING

a.	In August 2017, the Company entered into several Securities Purchase Agreements with new investors and additional existing shareholders (all together “CLA August 2017”), whereby the Company issued and sold to such holders senior secured convertible notes in an aggregate principal amount of $905,555 in consideration for an aggregate subscription amount of $774,400 net of issuance costs of $40,600 and five-year warrants to purchase 33,332 ordinary shares, at an exercise price of $1.20 and additional five-year warrants to purchase 33,332 ordinary shares, at an exercise price of $1.00 that were granted as additional issuance costs. The Company classified the warrants as liabilities in the amount of $37,592 (the Company used the following assumptions: 0% dividend yield, 69% expected volatility,2.16% risk free rate and 4.63 expected life in years). As of December 31, 2021 and 2020, the fair value of the warrants amounted to $0 and $970, respectively. Additional principal loan of $22,322 was provided during the year ended December 31, 2019.

As part of the secured convertible notes, the Company also issued a five-year warrant to purchase 905,555 ordinary shares, at an exercise price of $1.20 per ordinary share. The Company classified the warrants as in the amount of $492,034 (the Company used the following assumptions: 0% dividend yield, 69% expected volatility, 2.16% risk free rate and 4.64 expected life in years). As of December 31, 2021 and 2020, the fair value of the warrants amounted to $5,841 and $108,090, respectively.

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. The notes mature after 14-24 months and may be converted into ordinary shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00, but it was adjusted in January 2018 to $0.50, in October 2018 to $0.17 and further adjusted in September 2021 to $0.07. The Company accounted for the convertible loan in accordance with ASC 470-20, Debt with conversion and other Options. According to ASC 470-20-30-8, since the intrinsic value of the beneficial conversion feature (“BCF”) exceeds the entire proceeds of the convertible loan, The Company allocated the entire proceeds to the BCF as additional paid in capital. During 2021 and 2020, $84,758 and $65,745 of the convertible notes were converted into 498,758 and 386,735 ordinary shares, respectively. The Company may require mandatory conversion of the notes in certain circumstances and pay the convertible note in cash upon event of fundamental transaction and change of control transaction as described in the convertible note agreement.

In connection with the convertible loan agreement signed in October 2018 as described in section c. below, the holders of CLA August 2017 agreed to extend the original maturity date in additional 24 months. In addition, the Company issued to certain holders of CLA August 2017 four-year warrants to purchase 1,659,971 ordinary shares at an exercise price of $0.17. The Company classified the warrants as liabilities in the amount of $42,591 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.96% risk free rate and 3.75 expected life in years). As of December 31, 2021 and 2020, the fair value of the warrants amounted to $11,359 and $199,083, respectively.

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

On September 23, 2021, all those CLA’s (principal plus the accrued interest as of that date) were converted into ordinary shares and all the related warrants were cancelled, see Note 11.b.7. for additional information.

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

On September 23, 2021, $25,000 out of that CLA (principal plus the accrued interest as of that date) was converted into ordinary shares and all the related warrants were cancelled, see Note 11.b.7. for additional information. The CLA November 2018 definition from that date onwards refer to the remainder of that CLA that was not converted.

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

The warrants issued as a finder’s fee compensation were classified as a liability. At the issuance date their fair value aggregated to $45,327, (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.51% risk free rate and 5 expected life in years). As of December 31, 2021 and 2020, the fair value of the warrants amounted to $34,948 and $204,242, respectively.

The CLA December 2018 was required to be repaid by December 2020. This lender did not exercise its conversion right under the convertible loans prior to the repayment date and therefore became repayable in cash as such time. The Company did not timely repay such loan due to financial difficulties and therefore the Company was in default under this agreement.

On September 23, 2021, these CLA (principal plus the accrued interest as of that date) was converted into ordinary shares and all the related warrants were cancelled, see Note 11.b.7. for additional information.

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

On September 23, 2021, all those CLA’s (principal plus the accrued interest as of that date) were converted into ordinary shares and all the related warrants were cancelled, see Note 11.b.7. for additional information.

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

The granted warrants classified as liability at the issuance date, their fair value aggregated to $409,668 (the Company used the following assumptions: 0% dividend yield, 54.50% expected volatility, 1.60% risk free rate and 2 expected life in years). As of December 31, 2020 the fair value of the warrants amounted to $1,334,255 and were forfeited during 2021.

On September 23, 2021, $375,000 out of that CLA (principal plus the accrued interest as of that date) was converted into ordinary shares and all the related warrants were cancelled, see Note 11.b.7. for additional information. The remainder of that CLA was not converted and should be refer as ‘CLA August 2019’ from that date onwards.

h.

In March and June 2021, the Company entered into several convertible loan agreements with new investors (“CLA March-June 2021”), whereby they provided the Company with a convertible loan in an aggregate principal amount of $255,000. The convertible loans bear an interest rate at Israeli prime plus 4% per annum. Under those agreements, the Company issued the lenders warrants to purchase ordinary shares for an aggregate purchase price of $985,000. The conversion price for all the loan amount and the warrants is defined in the convertible loan agreement but no less than $0.17.

On September 23, 2021, all those CLA’s (principal plus the accrued interest as of that date) were converted into ordinary shares and all the related warrants were cancelled, see Note 11.b.7. for additional information.

i.	The fair value of the warrants issued as part of the convertible loan agreements (“CLA”) along with finder’s fees as applicable were bifurcated out of the principal loans. Commencing with the grant dates the Company is calculating the accretion back to the principal amount during the CLA period along with the related interest and record them financial expenses in connection with convertible loans’ as part of the financial expenses (income), net line item within the statement of operations.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

The Company’s CLA’s presented as part of its current liabilities as of December 31, 2021 as follows:

Type of CLA	Original principal loans amounts	Additional principal loans provided	Loans already converted	Remaining principal loans amount	Converted through		Loans presented as of December 31, 2021

CLA August 2017(*)	$905,555	$22,322	$(276,211)	$651,666	2020		$1,057,711	Refer to Note 8.a.
CLA May 2018(*)	170,000	—	—	170,000	2019		230,224	Refer to Note 8.b.
CLA November 2018(*)	225,000	—	(25,000)	200,000	2020	(**)	236,129	Refer to Note 8.d.
CLA August 2019(*)	475,000	—	(375,000)	100,000	2021	(**)	113,513	Refer to Note 8.g.

	$1,775,555	$22,322	$(676,211)	$1,121,666			$1,637,577

(*)	Those CLA’s were not repaid on time and therefore were in default as of December 31, 2021. Due to such default, the Company presented those CLA’s in their fair value.

(**)	Structured as a 24 month- convertible loan or less in case of a Public Offering (“PO”) event.

The Company’s CLA’s presented as part of its current liabilities as of December 31, 2020 as follows:

Type of CLA	Original principal loans amounts	Additional principal loans provided	Loans already converted	Remaining principal loans amount	Converted through		Loans presented as of December 31, 2020

CLA August 2017(*)	$905,555	$22,322	$(201,811)	$726,066	2020		$1,230,038	Refer to Note 8.a.
CLA May 2018(*)	170,000	—	—	170,000	2019		218,875	Refer to Note 8.b.
CLA October 2018(*)	1,000,000	—	—	1,000,000	2020	(**)	1591,030	Refer to Note 8.c.
CLA November 2018(*)	225,000	—	—	225,000	2020	(**)	356,718	Refer to Note 8.d.
CLA December 2018(*)	400,000	—	—	400,000	2020	(**)	629,647	Refer to Note 8.e.
CLA January-April 2019	200,000	—	—	200,000	2021	(**)	215,752	Refer to Note 8.f.
CLA March-December 2019(*)	1,250,000	—	—	1,250,000	2020	(***)	1,932,525	Refer to Note 8.c.
CLA August-December 2019	475,000	—	—	475,000	2021	(**)	368,559	Refer to Note 8.g.
CLA July 2020(*)	16,748	—	—	16,748	2020	(**)	24,267	Refer to Note 8.c.

	$4,642,303	$22,322	$(201,811)	$4,462,814			$6,567,411

(*)	Those CLA’s were not repaid on time and therefore were in default as of December 31, 2020. Due to such default, the Company presented those CLA’s in their fair value.

(**)	Structured as a 24 month- convertible loan or less in case of a Public Offering (“PO”) event.

(***)	The due date for those convertible loans is October 2020 or earlier in case of a PO event.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties commitments:

1.	The Company was engaged in research and development programs with NATI. The Company is committed to pay royalties to NATI at the rate of 3.0% of sales of products resulting from research and development partially financed by NATI. The amount shall not exceed the grant amount received, linked to the dollar, including accrued interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

During 2021, 2020 and 2019, the Company paid royalties to NATI in the amount of $0, $10,067 and $2,091, respectively.

The total grants received by the Company and Nano Size as of December 31, 2021 aggregated to $1,445,622. The Company’s total contingent liability (including interest) as of December 31, 2021, with respect to royalty-bearing participation received, net of royalties paid, amounted to $1,988,119.

As of December 31, 2021 and 2020, Digiflex, received grants for research and development efforts from the Authority in an aggregate amount of approximately $2.2 million, out of which an amount of approximately $1.1 million was repaid to NATI by Jet CU as a result of their technology and know-how sale to a foreign company which was authorized by NATI and resulted in such payment in January 2018. The remaining liability back then (after additional payments) was reduced to approximately $1.0 million and recorded in Jet CU and as of December 31, 2021 increased to approximately $1.3 million due to accrued interest and change in the NIS vs. USD exchange rate, see Note 3 for additional information.

2.	On December 15, 2011, the Company signed a research and development agreement with the Israeli ministry of energy. Pursuant to the agreement, the ministry will fund up to 62.5% of the Company’s expenses related to the approved program up to a maximum amount of NIS 625,000 ($180,063 based on the exchange rate of $1.00 / NIS 3.471 in effect as of December 31, 2013), out of which the Company received NIS 585,119 ($168,574 based on the exchange rate of $1.00 / NIS 3.471 in effect as of December 31, 2013) so far and do not expect to receive more, in exchange for the Company’s agreement to pay royalties of 5% plus interest as detailed in the agreement of any revenues generated from the intellectual property generated under the program.

No grants were received during the three (3) years ended December 31, 2021. During the years ended December 31, 2021, 2020 and 2019, the Company accrued royalties in the amount of $814, $384 and $1,203, respectively.

As of December 31, 2020, the aggregate contingent liability to the Israeli Ministry of National Infrastructures, Energy and Water Resources amounted to NIS 576,773 ($185,458 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021).

3.	In October 2010, the Company entered into a Convertible Bridge Financing Agreement with Israel Electric Corporation (“IEC”) and, as part of the agreement, the Company committed to pay IEC royalties equal to 2% of the total net sales of the Company’s products and service revenues from the product developed and manufactured through this agreement, up to a cap of NIS 8,000,000 ($2,572,347 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021).

During the years ended December 31, 2021, 2020 and 2019, the Company accrued royalties in the amount of $7,708, $12,991 and $6,791, respectively.

4.	In connection with previously made acquisition of Nano Size, the Company is obligated to pay 3% from future sales and 10% of sublicense fees derived from Nano Size’s intellectual property, until the aggregate consideration amounts to $1,400,000. The consideration included a minimum consideration of $180,000 which was paid during 2011 and will be offset against future royalty payments which will be payable by the Company from sales of products and services. The accrued royalties as of December 31, 2021 aggregated to $76,216 and recorded within the Accrued expenses and other current liabilities.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Royalties commitments (cont.):

5.	In September 2012, the Company entered into a Know-How License Agreement with Fraunhofer Institute for Ceramic Technologies and Systems IKTS (“IKTS”), pursuant to which the Company purchased from IKTS certain additives (the agreement is still active). The Company has the right to receive the production file and knowhow to its chosen manufacturer, in consideration for payment to IKTS of royalties of €25 ($28 based on the exchange rate of $1.00 / €0.88 in effect as of December 31, 2021) per kilogram of the ingredients not manufactured by IKTS. In addition, as of December 31, 2021, the Company is obligated to pay IKTS a minimum annual royalty of €2,000 ($2,272 based on the exchange rate of $1.00 / €0.88 in effect as of December 31, 2021) deductible against royalties.

During the year ended December 31, 2021, 2020 and 2019, the Company recorded royalty expenses in the amount of $2,272, $2,453 and $2,247, respectively.

b.	Legal proceedings:

1.	On March 11, 2018, a lawsuit captioned I.T.S Industrial Technologic Ltd. vs. (i) Digiflex Ltd., and (ii) Dan Vilenski., a former director of Digiflex, was filed in the Magistrate Court in Rishon Letzion in Israel. On March 11, 2019, the Company settled this claim for a total of NIS 400,000 ($106,724 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), paid in 12 monthly installments commencing April 2019. The remaining liability was recorded within the Trade payables as of December 31, 2019 and was fully paid by the Company during 2020.

2.	On May 16, 2019, a lawsuit captioned Yaskawa Europe Technology Ltd. vs. (i) Digiflex Ltd., and (ii) P.V. Nano Cell Ltd., was filed in the Magistrate Court in Kfar Saba in Israel. On January 19, 2020, the Company settled this claim for a total of NIS 179,006 ($57,558 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) including Value Added Tax (“VAT”) but failed to pay such settlement due to financial difficulties. As such, the liability is still recorded as a provision for legal claims within the accrued expenses and other current liabilities as of December 31, 2021.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lease commitments:

The Company currently leases, through Nano Size, approximately 7,300 square feet of space in Migdal Ha’Emek, Israel for its principal offices and manufacturing facilities at a monthly cost of approximately NIS 15,493 ($4,982 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021). Those current lease agreements expire on June 30, 2022.

Additionally, Digiflex leased approximately 2,900 square feet of space at 6 Yad Haruzim, Kfar Saba, Israel for its principal office and laboratory at a monthly cost of approximately NIS 12,500 ($3,617 based on the exchange rate of $1.00 / NIS 3.456 in effect as of December 31, 2019). This lease was mutually ended on March 15, 2020. Digiflex currently leases approximately 1,200 square feet of space in Migdal Ha’Emek, Israel for its principal office and laboratory at a monthly cost of approximately NIS 5,000 ($1,608 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021). This lease agreement expires on March 14, 2023.

NOTE 10:-	TAXES ON INCOME

a.	Corporate Tax rates:

The Israeli corporate tax rate applicable to the Company, Nano Size and Digiflex commencing 2019 and thereafter is 23%.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

b.	Net operating losses carryforwards:

As of December 31, 2021, the Company and its Israeli subsidiaries have accumulated losses for tax purposes in the amount of $44.4 million which may be carried forward and offset against taxable income for an indefinite period.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:-	TAXES ON INCOME (Cont.)

c.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2021, 2020 and 2019, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

d.	Tax assessments:

Tax reports filed by the Company and its Israeli subsidiaries through the year ended December 31, 2015 are considered final.

e.	Deferred taxes on income:

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2021	2020
Deferred tax assets
Operating loss carry forward	$10,204,294	$9,730,590
Temporary differences	126,150	136,070
	10,330,444	9,866,660
Deferred tax liability
Beneficial conversion feature	(99,790)	(99,790)

Total deferred tax, net	10,230,654	9,766,870

Valuation allowance	(10,230,654)	(9,766,870)

Net deferred tax assets	$—	$—

The net change in the total valuation allowance for the year ended December 31, 2021 related primarily to an increase in deferred taxes calculated on the operating loss carry forward. In assessing the likelihood that deferred tax assets will be realized, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carry forwards are deductible.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2021	2020	2019

Loss before tax benefit	$(2,518,864)	$(12,543,737)	$(3,953,005)

Statutory tax rate	23%	23%	23%

Income tax benefit	579,339	2,885,060	909,191
Effect of:
Losses and timing differences for which valuation allowance was provided, net	(463,784)	(329,578)	(478,812)
Non-deductible expenses and other permanent differences	(196,980)	(2,526,808)	(332,799)
Beneficial conversion feature	—	—	(99,790)
Other	81,425	(28,674)	2,210

Income tax expense recognized in profit or loss	$—	$—	$—

NOTE 11:-	SHARE CAPITAL

a.	Ordinary shares:

The share capital as of December 31, 2021 and 2020 is composed of ordinary shares of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) par value as follows:

	Number of ordinary shares		Number of ordinary shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	December 31, 2021		December 31, 2020

Ordinary shares	1,200,000,000	90,205,191	1,200,000,000	26,986,203

On December 28, 2020, as part of the annual general meeting of the shareholders’, the authorized ordinary shares were increased by an additional 1,000,000,000 ordinary shares of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020) par value.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

b.	Issuance of ordinary shares:

1.	During 2019 the Company issued 576,270 ordinary shares in connection with conversion of convertible loans.

2.	During 2019, the Company issued 325,000 ordinary shares to few of the Company’s service providers. The Company recorded an expense of $25,644 during the year ended December 31, 2019 in connection with the issuance of those restricted ordinary shares.

3.	During 2020 the Company issued 386,735 ordinary shares in connection with conversion of convertible loans, refer to Note 8.a. for additional information.

4.	During 2020 the Company issued 206,250 ordinary shares to few of the Company’s service providers. The Company recorded an expense of $34,045 during the year ended December 31, 2020 in connection with the issuance of those restricted ordinary shares.

5.	During 2020 the Company issued 2,000,000 ordinary shares in connection with the Jet CU purchase, refer to Note 3 for additional information.

6.	During 2021 the Company issued 498,578 ordinary shares in connection with conversion of convertible loans, refer to Note 8.a. for additional information.

7.

In the annual shareholders’ meeting held in September 19, 2021, the shareholders approved (i) a capital raise at a per share purchase price of $0.07 for the Company’s Ordinary Shares, NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) par value and (ii) an adjustment to the conversion price of the Company’s outstanding convertible loans (collectively, the “CLA”) from $0.17 to $0.07 per Ordinary Share, subject to the holders’ agreement to cancel the outstanding related warrants that were issued in connection with the CLA.

As a result, on September 23, 2021, the Company entered into agreements with the holders of approximately $3,521,748 in principal amount and accrued interest of CLAs for the conversion of the Company’s indebtedness into an aggregate of 57,291,838 Ordinary Shares. Furthermore therewith, all the warrants that were issued previously in connection with those CLAs were cancelled and no longer have any force or effect.

Most of those converted CLA’s were not repaid on time and therefore were in default as of September 23, 2021. Due to such default, the Company presented those CLA’s in their fair value just before the conversion occurred which aggregated to $12,992,708. Such amount was allocated to the Consolidated Statement of Changes in Stockholders’ Equity (Deficit) as of that date.

8.	In September 2021, the Company issued an additional 5,428,572 Ordinary Shares to the Jet CU former shareholders, refer to Note 3 for additional information.

c.	Rights of ordinary shares:

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

On January 7, 2020, the Company’s Board of Directors increased the options pool by additional 15,607,995 options, reached to 18,783,274 options following such increase. On the same date the Company also granted 13,739,570 options to employees and service providers with three (3) years vesting and an exercise price of $0.068 per share. The fair value of those options on their grant date aggregated to $1,097,955.

On June 22, 2020, the Company granted 939,164 options to its new active chairman with three (3) years vesting and an exercise price of $0.068 per share. The fair value of those options on their grant date aggregated to $107,683.

On June 1, 2021, the Company granted 2,003,436 options to its new Chief Executive Officer with three (3) years vesting and an exercise price of $0.17 per share. The fair value of those options on their grant date aggregated to $403,725. Such exercise price was modified to $0.07 on April 28, 2022.

On July 19, 2021, the Company’s Board of Directors increased the options pool by additional 5,000,000 options, reached to 23,783,274 options following such increase,

The total number of ordinary shares available for future grants as of December 31, 2021 was 5,460,052.

A summary of the Company’s stock option activities and related information for the year ended December 31, 2021, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic- value

Outstanding as of January 1, 2021	16,319,786	$0.12
Granted	2,003,436	0.17

Outstanding as of December 31, 2021	18,323,222	$0.12	4.97	$342,452

Exercisable as of December 31, 2021	11,332,153	$0.08	4.68	$233,086

A summary of the Company’s stock option activities and related information for the year ended December 31, 2020, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic- value

Outstanding as of January 1, 2020	1,814,381	$0.58
Granted	14,678,734	0.07
Options forfeited	(173,329)	$0.74

Outstanding as of December 31, 2020	16,319,786	$0.12	5.79	$2,581,719

Exercisable as of December 31, 2020	5,913,492	$0.14	5.40	$844,712

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

d.	Stock option plan (cont.):

The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2021 have been classified into exercise prices as follows:

		Outstanding		Exercisable
Exercise price		Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)

(*	)	230,425	—	230,425	—
$0.03		19,288	2.8	19,288	2.8
0.07		14,678,734	5.0	9.507,559	5.0
0.17		2,003,436	6.4	—	—
0.27		809,000	4.0	792,542	4.0
0.34		8,020	1.9	8,020	1.9
0.92		540,501	2.4	540,501	2.4
4.72		1,068	0.2	1,068	0.2
5.05		2,769	0.2	2,769	0.2
$5.73		29,981	1.8	29,981	1.8
		18,323,222		11,332,153

(*)	Represents an amount lower than $0.01.

As of December 31, 2021, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $770,396 and is expected to be recognized over a weighted average period of 0.92 years.

The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2020 have been classified into exercise prices as follows:

		Outstanding		Exercisable
Exercise price		Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)

(*	)	230,425	—	230,425	—
$0.03		19,288	3.8	19,288	3.8
0.07		14,678,734	6.0	4,579,857	6.0
0.27		809,000	5.0	506,917	4.9
0.34		8,020	2.9	8,020	2.9
0.92		540,501	3.4	535,168	3.4
4.72		1,068	1.2	1,068	1.2
5.05		2,769	1.2	2,769	1.2
$5.73		29,981	2.8	29,981	2.8
		16,319,786		5,913,492

(*)	Represents an amount lower than $0.01.

As of December 31, 2020, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $825,044 and is expected to be recognized over a weighted average period of 1.01 years.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:-	SHARE CAPITAL (Cont.)

e.	Stock based compensation were recorded as follows:

	Year Ended December 31,
	2021	2020	2019

Research and Development	$147,696	$167,328	$16,295
Sales and Marketing	47,031	48,671	7,209
General and Administrative	263,646	248,774	86,109

	$458,373	$464,773	$109,613

f.	The Company’s outstanding warrants classified as equity

The Company’s outstanding warrants classified as equity as of December 31, 2021 and 2020 are as follows:

Outstanding	Issuance year	Exercise price			Exercisable through

117,209	2009	$	(*	)	Exit event	(**)
59,384	2013		0.92		2023	(**)
170,000	2018		0.50		2023	Refer to Note 8.b.
200,001	2018		$0.50		2023	(**)

546,594

(*)	Represents an amount lower than $0.01.

(**)	Issued in connection with the 2018, 2013 and 2009 arrangements.

All warrants are exercisable to ordinary shares. The exercise price of the warrants and the number of ordinary shares issuable thereunder is subject to standard anti-dilution features, including dividends, stock splits, combinations and reclassifications of the Company’s capital stock. In accordance with ASC 815, “Derivatives and Hedging”, the warrants were classified as equity instruments.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:-	Warrants presented at fair value

The Company’s outstanding warrants classified as a liability as of December 31, 2021 are as follows:

Outstanding	Exercise price		Issuance year	Exercisable through		Fair value

120,000	$0.92	(*)	2014	(***	)	$94	(****)
905,555	0.17		2017	2022		5,841	Refer to Note 8.a.
436,666	1.50		2017	2022		2	(****)
33,332	1.20		2017	2022		0	Refer to Note 8.a.
33,332	1.00		2017	2022		0	Refer to Note 8.a.
675,926	(**	)	2017	2022		54,731	(****)
11,111	1.20		2017	2022		0	(****)
1,659,971	0.17		2018	2022		11,359	Refer to Note 8.a.
1,411,765	0.17		2019	2024		34,948	Refer to Note 8.e.

5,287,658						$106,975	(*****)

(*)	Subject to changes as describe in the agreement.

(**)	Less than $0.01.

(***)	M&A or qualified PO as described in the agreement.

(****)	Issued in connection with the 2014 through 2017 financing rounds.

(*****)	Contains warrants presented at fair value within current liabilities of $17,296 and within non-current liabilities of $89,679.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:-	WARRANTS PRESENTED AT FAIR VALUE (Cont.)

 The Company’s outstanding warrants classified as a liability as of December 31, 2020 are as follows:

Outstanding	Exercise price		Issuance year		Exercisable through		Fair value

120,000	$0.92	(*)	2014		(****	)	$2,002	(******)
374,001	1.50		2016		2021		91
905,555	0.17		2017		2022		108,090	Refer to Note 8.a.
436,666	1.50		2017		2022		4,266	(******)
33,332	1.20		2017		2022		485	Refer to Note 8.a.
33,332	1.00		2017		2022		485	Refer to Note 8.a.
675,926	(**	)	2017		2022		155,839	(******)
11,111	1.20		2017		2022		143
1,659,971	0.17		2018		2022		199,083	Refer to Note 8.a.
29,411,765	0.17		2018		2021	(*****)	2,598,037
15,096,365	(***	)	(***	)	(***	)	1,333,511
1,411,765	0.17		2019		2024		204,242	Refer to Note 8.e.
5,882,352	0.17		2019		2021		430,469
18,382,352	0.17		2019		2021	(*****)	1,623,773
13,970,587	0.17		2019		2021		1,334,255
246,294	0.17		2020		2021	(*****)	21,756
8,000,000	$0.26		2020		2022		$691,473

96,651,374							$8,708,000	(*******)

(*)	Subject to changes as describe in the agreement.

(**)	Less than $0.01.

(***)	Since the actual number of warrants cannot be determined as of December 31, 2020, the outstanding amounts were calculated based on an exercise price of $0.17, which results in the maximum potential amount of warrants.

(****)	M&A or qualified PO as described in the agreement.

(*****)	Two years from the registration statement or a PO, the earlier.

(******)	Issued in connection with the 2014 through 2017 financing rounds.

(*******)	Contains warrants presented at fair value within current liabilities of $7,343,894 and within non-current liabilities of $1,364,106.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:-	RELATED PARTIES

a.	Employment or Service Agreements with Dr. Fernando de la Vega, the Company’s Chief Executive Officer:

On September 9, 2009, the Company entered into a services agreement, or the DBG Services Agreement, as amended, with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd., or DBG, as amended, or the DBG Services Agreement, pursuant to which Dr. de la Vega provides the Company management services as the Company’s chief executive officer. Pursuant to the terms of the DBG Services Agreement, as amended, Dr. de la Vega is entitled to a monthly consultancy fee in the amount of NIS 51,750 ($16,640 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) plus VAT and car allowance in the amount of NIS 2,500 ($804 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) plus VAT per month plus reimbursement for fuel expenses and tolls. The consultancy monthly fee shall be updated to NIS 65,000 ($20,900 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) plus VAT per month, if the Company will secure an additional investment of $1,000,000 (such update commenced in April 2019). The liability towards DBG as of December 31, 2021 and 2020 aggregated to NIS 1,774,957 ($570,725 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) plus VAT and NIS 1,092,000 ($339,657 based on the exchange rate of $1.00 / NIS 3.215 in effect as of December 31, 2020) plus VAT, respectively and recorded as part of the Employees and payroll accruals line item within the current liabilities. Dr. de la Vega may terminate the DBG Services Agreement at any time for any reason upon a three (3) months’ prior written notice. If the Company wish to terminate the engagement with Dr. de la Vega, not as a result of Dr. de la Vega’s breach of his terms of office, the Company shall be required to provide a six (6) months’ prior written notice.

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

In addition to the foregoing, RINC Green is entitled to receive (none of which received so far):

1.	A one-time payment in the amount of $25,000 (plus VAT) upon an equity investment exceeding $500,000 by an investor that was introduced to the Company by Mr. Zeevi;

2.	$150,000 in cash (plus VAT) and options to purchase the Company’s ordinary shares upon an equity investment or execution of business contract resulting in at least $2,000,000 in proceeds (or revenues) by an entity introduced to the Company by Mr. Zeevi, whereby the number of options will be calculated by dividing $150,000 by the average common ordinary share price during the period of 90 days prior to the date upon which the Investment is actually made with an exercise price per share of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021);

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

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:-	RELATED PARTIES (Cont.)

c.	Consultancy Agreement with Dov Farkash, the Company’s active chairman:

On April 19, 2020, an Active Chairman Agreement, or the Chairman Agreement with Exoro Ltd., or Exoro, a company wholly owned by Mr. Dov Farkash. The Chairman Agreement provides that Exoro, through Mr. Farkash is to provide certain services to us as active chairman, focusing on go-to-market strategy. The Company agreed to enter into an indemnification agreement with Mr. Farkash and to include him in the Company’s directors and officers insurance. Mr. Farkash has agreed not to provide any services that would conflict with or complete with the Company. The Company agreed to pay a monthly service fee of NIS 40,000 ($12,861 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) plus VAT to Exoro. Mr. Farkash is entitled to options to purchase 939,164 shares under our 2010 Option Plan, in accordance with our director compensation plan, at an exercise price of $ 0.068 per share, vesting over three (3) years from April 19, 2020 with one-third vesting after one year and the remainder monthly over a 24-month period. Exoro is entitled to reimbursement of expenses in connection with the provision of the services and shall have a budget of $10,000/month for travel. The term of the Chairman Agreement was for four (4) months, with our right to renew for an additional nine months, which was utilized. Either party could terminate upon 45 days prior written notice. The Chairman Agreement could also be terminated by us for Cause (as defined in the Chairman Agreement).

d.	Consultancy Agreement with Ran Eisenberg, the Company’s Chief Executive Officer:

On June 1, 2021, the Company entered into a consultancy agreement with Mr. Ran Eisenberg to serve as the Company’s Chief Executive Officer during the term of the agreement. Pursuant to the terms of the agreement, Mr. Eisenberg was entitled to a current monthly fee of NIS 40,000 ($12,861 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) plus VAT, which was increase to 60,000 NIS ($19,292 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) plus VAT following four (4) months from his commencement date. In addition, he was awarded options to purchase up to 2,003,346 of the Company’s shares at a pe share exercise price of $0.17 which was reduced to $0.07. Vesting of the options continue over three (3) years from June 1, 2021 with one-third vesting after one year and the remainder monthly over a 24-month period. The option are accelerated upon an Exit Event (as defined in section a. above).

e.	Refer to Note 8.c. for additional related party transactions.

NOTE 14:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2021	2020	2019

Financial (income):
Change in fair value of warrants and capital note presented at fair value	$(8,112,118)	$—	$(33,382)

Financial expenses:
Change in fair value of warrants and capital note presented at fair value	—	7,011,437	—
Interest and accretion back in connection with convertible loans	7,892,632	2,597,476	950,292
Foreign exchange loss, net	44,270	175,877	107,902
Other	124,312	29,815	17,546

	$(50,904)	$9,814,605	$1,042,358

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 15:-	ADDITIONAL INFORMATION TO THE STATEMENTS OF OPERATIONS

Geographic information:

Revenues reported in the consolidated financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Year ended December 31,
	2021	2020	2019

Israel	$129,976	$281,174	$272,668
United states	194,489	264,739	139,016
Spain	78,960	106,376	—
Germany	83,317	55,131	9,876
Holland	3,752	9,676	11,113
Austria	6,144	4,775	2,170
Other	72,066	39,448	43,677

	$568,704	$761,319	$478,520

NOTE 16:-	SUBSEQUENT EVENT

Commencing July 2021 and through the date of this report, the Company and seven (7) existing Company shareholders entered into definitive agreements relating to a private placement (the “Private Placement”) of the Company’s Ordinary Shares for aggregate gross proceeds to the Company of $2,850,000. The Company anticipates receiving an additional $150,000 from this round of the Private Placement from these investors subject to completion of the subscription procedures. In February 2022, the Company issued an aggregate of 40,068,888 Ordinary Shares in respect of the definitive agreements mentioned above (the shares were issued based on $0.07 per ordinary share following the decision received in the shareholders meeting that took place on September 19, 2021, refer to Note 11.b.7 for additional information).

The $2,850,000 mentioned above were collected as follows:

●	$230,000 – Loans in July and August 2021. Those loans (including accrued interest as of December 31, 2021) were recorded as short term loans within the current liabilities as of December 31, 2021.

●	$350,000 – In November 2021. Those investments were recorded as advance payment on the account of issuing ordinary shares within the Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the year ended December 31, 2021.

●	$2,270,000 – In January and February 2022.

As part of the $3.0 million investment described above, the Company agreed to the request of certain of the Private Placement investors to nominate three members to the Company’s board of directors (the “Company Board”). The Company Board prior to that investment was comprised of six sitting directors and one vacancy. David Boas and Ofer Greenebreger were appointed as new Directors commencing May 19, 2022 and replaced Ran Eisenberg, the Company Chief executive officer (who remained the Company’s Chief executive officer) and Dr. Astorre Modena. The Company Board is looking to fill the missing member.

- - - - - - - - - - - - - -

ITEM 19. Exhibits

Exhibit No.	Exhibit Description
1.1(2)	Fourth Amended and Restated Articles of Association of P.V. Nano Cell Ltd.
4.1(1)	Agreement, dated December 15, 2011, by and between P.V. Nano Cell Ltd. and the Ministry of National Infrastructures, Energy and Water Resources.
4.2(1)	Share Purchase Agreement, effective November 29, 2009, by and among the shareholders of Nano Size Ltd. and P.V. Nano Cell Ltd.
4.3(1)	Capital Note of IP Bank International (Suzhou) Co., Ltd., dated November 26, 2014
4.4(1)	Agreement, dated September 9, 2009, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.5(1)	First Addendum to the Consultancy Agreement, dated April 9, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.6(1)	Second Addendum to the Consultancy Agreement, dated May 23, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.7(4)	P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
4.8(3)	Share Exchange Agreement, effective December 3, 2017, by and between Digiflex Ltd. and P.V. Nano Cell Ltd.
4.9(3)	Securities Purchase Agreement, dated August 16, 2017, by and between P.V. Nano Cell Ltd. and Alpha Capital Anstalt
4.10(3)	Securities Purchase Agreement. dated August 29, 2017, by and between P.V. Nano Cell Ltd. and FirstFire Global Opportunities Fund LLC
4.11(3)	Financial Advisory Agreement, dated January 9, 2017, by and between P.V. Nano Cell Ltd. and Sunrise Securities LLC
4.12(3)	Placement Agent Agreement, dated February 22, 2017, by and between P.V. Nano Cell Ltd. and Sunrise Securities LLC
4.13(3)	Warrant executed in favor of Amnon Mendelbaum and Steven Zadka
4.14(3)	Share Purchase Agreement, dated May 8, 2018, by and between P.V. Nano Cell Ltd. and Slobel NV

4.15(3)	Consultancy Agreement, dated November 12, 2017, by and between P.V. Nano Cell Ltd. and Evyatar Cohen
4.16(4)	Convertible Loan Agreement dated October 10, 2018, by and between P.V. Nano Cell Ltd. and GTRIMG Investments Ltd.
4.17(4)	Form of Warrant by and between P.V. Nano Cell Ltd. and GTRIMG Investments dated October 10, 2018
4.18(4)	Form of Warrant for Additional Loan by and between P.V. Nano Cell Ltd. and GTRIMG Investments dated October 10, 2018
4.19(4)	Form of Share Purchase Agreement by and between P.V. Nano Cell Ltd. and Certain Investors
4.20(4)	Form of Convertible Loan Agreement by and between P.V. Nano Cell Ltd. and Certain Investors
4.21(5)	Amendment No. 1 to P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
4.22(6)	Consultancy Agreement, dated June 1, 2021, by and between P.V. Nano Cell Ltd. and Ran Eisenberg
4.23(6)	Form of Loan Conversion and Warrant Cancellation Agreement between P.V. Nano Cell Ltd. and certain Investors
4.24(6)	Form of Loan Conversion and Warrant Cancellation Agreement between P.V. Nano Cell Ltd. and certain Investors
4.25(6)	Active Chairman Agreement dated April 19, .2020 between P.V. Nano Cell Ltd. and Exoro Ltd.
4.26	Letter of Engagement dated May 18, 2022, between P.V. Nano Cell Ltd and Ofer Greenberger.
4.27	Letter of Engagement dated May 18, 2022, between P.V. Nano Cell Ltd and David Boas.
8.1(6)	List of Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Filed as part of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 2, 2015 (File No. 333-206723).

(2)	Filed as part of Amendment No. 1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 22, 2015.

(3)	Filed as part of our annual report on Form 20-F for the 2017 fiscal year filed with the Securities and Exchange Commission on May 15, 2018.

(4)	Filed as part of our annual report on Form 20-F for the 2018 fiscal year filed with the Securities and Exchange Commission on May 15, 2019.

(5)	Filed as part of our annual report on Form 20-F for the 2019 fiscal year filed with the Securities and Exchange Commission on April 29, 2021.

(6)	Filed as part of our annual report on Form 20-F for the 2020 fiscal year filed with the Securities and Exchange Commission on May 16, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

P.V. Nano Cell Ltd.

By:	/s/ Ran Eisenberg
Ran Eisenberg
Chief Executive Officer

Date: June 21, 2022