Form 20-F
period 2022-12-31
PV Nano Cell, Ltd.
filed 2023-05-15
CIK 1627480

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 333-206723

P.V. NANO CELL LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of the Registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

8 Hamasger Street, Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Avi Magid

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

Indicate the number of outstanding ordinary shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 147,134,792 ordinary shares, nominal value NIS 0.01 per share, as of December 31, 2022.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

ABOUT THIS ANNUAL REPORT

All references to “we”, “us”, “our”, “the Company”, “PV Nano”, “our company” and “our Company”, in this Annual Report on Form 20-F, or our annual report, are to P.V. Nano Cell Ltd., unless the context otherwise requires. All references to “Group” in this annual report on Form 20-F, are to the Company and its direct and indirect subsidiaries, unless the context otherwise requires. All references to “shares”, “ordinary shares” or “our ordinary shares” are to our ordinary shares, NIS 0.01 nominal value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles in the United States. Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this annual report on Form 20-F, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars. Unless stated otherwise, U.S. dollar translation of NIS amounts presented in this annual report are translated using the rate of $1.00 =NIS 3.519, the exchange rate published by the Bank of Israel on December 31, 2022.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve risks and uncertainties. All statements other than statements of historical facts contained in this annual report on Form 20-F are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	the potential market opportunities for commercializing our current and planned products;

●	our ability to raise the capital needed to realize exploit market opportunities;

●	our going concern qualification in our consolidated financial statements for the year ended December 31, 2022 and its impact on our capital raising efforts;

●	our expectations and beliefs regarding the technological advantages and potential market size for our current and planned products;

●	estimates of our expenses, future revenue, capital requirements, and our needs for additional financing;

●	our ability to develop and advance our current and planned products;

●	the implementation of our business model and strategic plans for our business and products;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our current and planned products;

●	our ability to maintain and establish collaborations or obtain additional funding;

●	our financial performance; and

●	developments and projections relating to our competitors and our industry.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain important factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Note Regarding Forward-Looking Statements” on page ii.

Risk Factors Summary

Risks Related to Our Financial Position and Capital Requirements

●	We have a relatively limited operating history on which to assess our business, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future.

●	Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

●	We will need significant additional capital on an immediate basis, which we may be unable to obtain.

Risks Related to Our Business

●	We have generated only minimal revenue from product sales and may never be profitable.

●	Our failure to complete the development of our technology and introduce improved Sicrys™ ink and paste formulations, may adversely affect our ability to successfully commercialize our products and technologies.

●	If our conductive inks and pastes fail to achieve and sustain sufficient market acceptance or if market penetration occurs more slowly than expected, our future revenues will be adversely affected.

●	We believe that our future success depends on our ability to deliver products and services that meet changing technology and customer needs.

●	We currently have minimal marketing and sales capabilities. If we are unable to establish significant sales and marketing capabilities or enter into agreements with third parties to market and sell our products once development of our technology for mass production is completed, we may be unable to generate significant revenue.

●	Our ability to grow our business successfully depends, among other things, on our ability to develop and implement our production and operating infrastructure in a way that would effectively support our growth in our target markets.

●	We are subject to a multitude of manufacturing risks, any of which could substantially increase our costs and limit supply of our products and technologies.

●	We are subject to risks resulting from fluctuations in the price of silver and other raw materials.

●	Our business involves the use of hazardous materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business, and if we fail to comply with such laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

●	We face competition in the markets in which we operate and the possibility that our competitors may develop products that are similar to, more advanced than, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our products and technologies.

●	International expansion of our business exposes us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of Israel.

●	The health effects of nanotechnology are unknown.

●	Our future success depends in part on our ability to retain our key management personnel and to attract, retain, and motivate other qualified personnel.

●	We may not be successful in our efforts to identify, license, or discover additional products and technologies.

●	Environmental, social and corporate governance (“ESG”) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business, financial condition and operating results.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products and technologies or any future products and technologies, we may not be able to compete effectively in our markets.

●	If we are unable to maintain effective proprietary rights for our products and technologies or any future products and technologies, we may not be able to compete effectively in our markets.

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

●	We may become subject to claims of intellectual property infringement by third parties or may be required to indemnify our distributors or other third parties against such claims, which, regardless of their merit, could result in litigation, distract our management and materially adversely affect our business, results of operations or financial condition.

●	We may not be successful in obtaining or maintaining necessary rights to our products and technologies through intellectual property rights in-licenses.

●	We may not be able to fully enforce covenants not to compete with our key employees, and therefore we may be unable to prevent our competitors from benefiting from the expertise of such employees.

●	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

●	Exchange rate fluctuations, primarily between the U.S. dollar and the NIS currencies, and inflation may negatively affect our results of operations.

●	Provisions of Israeli law and our Amended and Restated Articles of Association (“Articles of Association”), may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

●	The tax benefits that are available to us as a preferred enterprise require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

●	It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this annual report on Form 20-F located in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

Risks Related to Our Ordinary Shares

●	Our U.S. investors may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

●	We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

●	Our major shareholders, directors and officers as a group have significant voting power and may take actions that may not be in the best interest of shareholders.

●	We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

●	We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies.

●	Offers or availability for sale of a substantial number of our ordinary shares may cause the price of our ordinary shares to decline.

●	Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2022. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting.

●	The market price of our ordinary shares may fluctuate significantly.

●	Because our ordinary shares are traded as a “penny stock,” it may be more difficult for investors to sell our ordinary shares, and the market price of our ordinary shares may be adversely affected.

●	Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

Risks Related to Our Financial Position and Capital Requirements

We have a relatively limited operating history on which to assess our business, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future.

We have a limited operating history. We have incurred net losses since our inception in 2009, including a net loss of approximately $4.5 million for the year ended on December 31, 2022 and an accumulated deficit of approximately $40.6 million as of December 31, 2022. We are in default in repayment of our convertible notes which as of December 31, 2022 aggregated to approximately $1.5 million (including principal and interest). To date, we have financed our operations primarily through the issuance of equity instruments and convertible notes as well as through government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to generate significant revenues via commercialization of our products or technologies. We do not know whether or when we will become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

We generated relatively limited revenues, which are not presently sufficient to sustain our operations. Our total revenues generated from sales were $603,359, $568,704 and $761,319 for the years ended December 31, 2022, 2021, and 2020, respectively. We have incurred net losses since our inception in 2009, including a net loss of approximately $4.5 million for the year ended December 31, 2022. In addition, we are in default in repayment of our convertible notes which as of December 31, 2022 aggregated to approximately $1.5 million (including principal and interest). As of December 31, 2022, and as of the date of the filing of this annual report on Form 20-F, we had limited cash resources.

Our history of net losses has raised substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2022 with respect to this uncertainty. We believe that we will need to raise significant additional funds before we have significant cash flow from operations. Accordingly, our ability to continue as a going concern will require us to seek alternative financing to fund our operations. The substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

We will need significant additional capital on an immediate basis, which we may be unable to obtain.

As of December 31, 2022, we had cash balance of $362,609. We are in default in repayment of our convertible notes which as of December 31, 2022 aggregated to approximately $1.5 million (including principal and interest). As of the date of this annual report, we had sufficient cash to fund operations as presently maintained through June 2023. We will need to raise additional capital to continue our operations beyond such period. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are commercially acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financing through equity investments is likely to be dilutive to existing shareholders. Furthermore, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuance of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including finder fees, investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as our history of losses and capital market conditions, including inflation and rising interest rates across the global economy, which have resulted in, and may continue to result in, significant disruption of global financial markets and could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Risks Related to Our Business

We have generated only minimal revenue from product sales and may never be profitable.

We have generated only minimal revenue in the past, primarily from limited sales of our Sicrys™ inks and pastes. Our ability to generate revenue and achieve profitability depends on (among other things) our ability to demonstrate the technological advantage and successfully commercialize our Sicrys™ inks and pastes and future products and technologies. There is no assurance that we will be successful in any of these endeavors.

Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing the development of our metallization solutions for the solar manufacturing market;

●	obtaining market acceptance of our products and technologies;

●	attracting, hiring, and retaining qualified personnel.

●	developing ink and paste products compatible with commercially available printing technologies and print heads;

●	expanding our distribution channels, including our ability to enter into cooperation arrangements with printing technologies manufacturers to be able to supply printers to our potential customers;

●	ramping up our production capabilities if and when our sales volume increases;

●	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

●	addressing any competing technological and market developments.

Our failure to complete the development of our technology and introduce improved Sicrys™ ink and paste formulations, may adversely affect our ability to successfully commercialize our products and technologies.

We need to continue to invest significant financial resources in the completion of the development of our Sicrys™ inks and pastes for commercialization in the solar manufacturing market. However, research and development activities are inherently uncertain, and we could encounter difficulties in commercializing our research results. We seek to continuously improve our products and processes. While we believe that we will be able to manage these uncertainties, we may encounter unanticipated challenges and there can be no guarantee that our significant research and development expenditures will produce corresponding benefits. If we are unable to achieve the necessary technological developments, our overall growth and financial performance and our operating results could be adversely impacted.

If our conductive inks and pastes fail to achieve and sustain sufficient market acceptance or if market penetration occurs more slowly than expected, our future revenues will be adversely affected.

Our success depends, among other things, on our ability to gain additional market acceptance of our Sicrys™ inks and pastes as a reliable and cost-saving alternative to existing production technologies. Compared to some competing technologies, our nano-metric conductive ink technology is relatively new, and most potential customers have limited knowledge of, or experience with, our conductive inks and pastes, may have substantial investments and know-how related to their existing printing technologies, and may perceive risks relating to the reliability, quality, usefulness and profitability of adopting our conductive inks and pastes when compared to other production technologies available in the market. Our potential customers may also need to devote significant time and effort to testing and validating our technology prior to its adoption. Any failure of our technology to meet our potential customer benchmarks could result in customers choosing to retain their existing technology or to purchase technologies other than ours. If we fail to achieve market acceptance of our conductive inks and pastes or if market penetration is slower than expected, then our opportunities to grow our revenues and reach profitability will be severely limited. There is no assurance that we will succeed in any of the foregoing.

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

We currently have minimal marketing and sales capabilities. If we are unable to establish significant sales and marketing capabilities or enter into agreements with third parties to market and sell our products once development of our technology for mass production is completed, we may be unable to generate significant revenue.

We have limited experience and capabilities in selling and marketing our conductive inks. In order to successfully commercialize our Sicrys™ inks and pastes or any other products, we will need to either further develop these capabilities on our own or by collaboration with third party distributors and sales agents with established sales and marketing operations and industry experience. However, there can be no assurance that we will be able to enter into other agreements with such third-party distribution and sales agents agreements on terms acceptable to us, or at all, or that such distributors or sales agents will be successful in marketing our inks and pastes. If we are not successful entering into such agreement our results of operation may be adversely affected.

Our ability to grow our business successfully depends, among other things, on our ability to develop and implement our production and operating infrastructure in a way that would effectively support our growth in our target markets.

We manufacture our inks and pastes at our Migdal Ha’Emek facilities. We currently have capacity to produce an estimated one ton of ink and paste per year and plan to upgrade our facilities to increase production capacity to 20 tons per year (estimated capital cost of at least $2.5 million), if and when demand for our inks and pastes is projected to surpass our production capabilities and we have sufficient available capital to do so.

Our future success requires among others that we have adequate capacity in our manufacturing facilities to manufacture the quantities of products to support our current sales level and the anticipated increased levels that may result from our growth. There can be no assurance as to the timing or our ability to achieve planned, needed, or desired manufacturing capacity levels. We believe that the capacity of our current manufacturing facilities is sufficient to meet anticipated demand for our products through the end of 2023. In the event that demand for our inks and pastes outgrows our internal manufacturing capacity, we intend to engage third-party manufacturers to produce additional inks and pastes. There can be no assurance that we will be able to enter into agreements with such manufacturers on terms acceptable to us, or at all, or that, once contracted, such manufacturers will perform as expected. If we are not successful entering into such agreement our results of operation may be adversely affected.

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

We are subject to risks resulting from fluctuations in the price of silver and other raw materials.

The manufacturing process for our silver-based inks and pastes utilizes a silver salt, the price of which is linked to the price of silver. The price of silver as well as the price of other raw materials used in the manufacturing process for our inks and pastes, is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, speculative activities by commodities traders and others and the political and economic conditions of major silver producing countries throughout the world The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event the prices of silver or other raw materials used in our manufacturing process increase and remain high for prolonged periods of time, we may not be able to produce inks and pastes at a cost effective and competitive price. Furthermore, if the price of silver decreases substantially and remains low for prolonged periods of time, the value proposition that we believe is offered by our copper-based nano-metric ink and paste may be substantially decreased, since a low price of the silver used in their manufacturing processes reduces the incentive for manufacturers of electronic devices to replace silver with another metal, such as copper. Any of the foregoing would have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business involves the use of hazardous materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business, and if we fail to comply with such laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

Our business involves the blending, controlled storage, use and disposal of hazardous materials. We are subject to numerous environmental, health and safety laws, regulations and permitting requirements, currently mainly in Israel, including those governing the emission and discharge of hazardous materials into ground, air or water; the manufacture, storage, use, management, handling and disposal of hazardous waste; the registration of chemicals and in the future also import and export of chemicals; the clean-up of contaminated sites; and the health and safety of our employees. We expect to be subject to similar regulations in any other jurisdictions in which we may establish manufacturing operations in the future. Although we believe the safety procedures we utilized for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. If we violate or fail to comply with these laws, regulations, licenses or permits, we could be fined or otherwise sanctioned by regulators. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits. In the event of an accident, local or foreign authorities may curtail the use of these materials and interrupt our business operations. If we are subject to any liability as a result of activities involving hazardous materials, our business and financial condition may be adversely affected and our reputation may be harmed.

We face competition in the markets in which we operate and the possibility that our competitors may develop products that are similar to, more advanced than, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our products and technologies.

We are currently aware of various existing products in the market and in development that may compete with our products and technologies, directly and indirectly. To our knowledge, other companies are currently developing and selling silver-based inkjet inks and pastes for printed electronics (“PE”), digital electronic inkjet printing applications.

We are aware of several companies seeking to develop copper-based inks and pastes for printing, however, to our knowledge, none of our competitors has copper-based low viscosity inks in mass production and at a commercially viable price and quantity to be used in digital printing, and some are using copper oxide as a precursor in their inks instead of copper. Copper precursors are less effective for thick patterns and high throughput. To our knowledge, we are the only company offering as much as a 50% copper inkjet low viscosity ink; however, we have not yet proven our ability to mass produce the product.

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

Our headquarters are located in Israel. Nevertheless, our business strategy incorporates potentially significant international expansion. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

●	complexities and difficulties in obtaining protection for and enforcing our intellectual property rights;

●	difficulties in staffing and managing foreign operations;

●	limitations in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

●	changes in foreign regulations and customs;

●	changes in currency exchange rates and currency controls;

●	changes in a specific country’s or region’s political or economic environment;

●	natural disasters, wars, terrorism, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation, and insurance; and

●	certain countries’ regulations may make it difficult for us to import our inks and pastes into such countries.

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

Our future success depends in part on our ability to retain our key management personnel and to attract, retain, and motivate other qualified personnel.

We are highly dependent on our key management personnel, and the loss of their services without proper replacements would adversely impact the achievement of our objectives. Recruiting and retaining additional key personnel and other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous high-tech companies for individuals with similar skill sets. The inability to recruit and retain qualified personnel, or the loss of the services of our key management personnel without proper replacement, may impede the progress of our research, development, and commercialization objectives.

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

Environmental, social and corporate governance (“ESG”) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation and employee retention may be negatively impacted, and our suppliers may be unwilling to continue to do business with us.

Investors and other stakeholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements may result in increased demands or requirements regarding components of our products and their environmental impact on sustainability. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors.

If we do not adapt to or comply with new regulations, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, which could have a material adverse effect on our business or financial condition.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods. In addition, the military conflict may affect the ability to purchase materials sourced in Russia.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our strategy, our financial condition, results of operations or cash flows and stock price and could require us to alter our plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business, financial condition and operating results.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. Beginning in 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes COVID-19, spread to most countries across the world, including Israel. The COVID-19 pandemic led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. We experienced disruptions to our operations as a result of the COVID-19 pandemic, including disruptions to the Company’s clinical studies.  The extent to which the COVID-19 pandemic may in the future impact our operations or those of our third-party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence. In particular, any future spread of COVID-19 globally or the reinstatement of restrictions or other actions that may be required to contain COVID-19 or treat its impact could materially adversely impact our operations and workforce, including our research and development activities and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on our business, financial condition and results of operation. Further, uncertainty around the COVID-19 pandemic and related issues could lead to adverse effects on the economy of Israel, the United States and other economies, which could impact our ability to raise the necessary capital needed to develop and commercialize our products.

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

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries, as well as related to our novel technologies and products that are important to our business. The silver ink and dispersions-related patent applications based on PCT/US2011/063459, have been granted in several countries, including China, Russia, Japan, India, Israel, Korea, Brazil, France, Germany, the United Kingdom, the Netherlands, the U.S. and the European Union and we currently have additional patent applications pending in the U.S. supporting our silver-based inks, dispersions and some pastes. Our patent application based on PCT/IB2015/051536, relating to copper-based inks and dispersions, has been granted in several countries, including Europe, Russia, the United Kingdom, Belgium, Germany, Finland, France, Ireland, the Netherlands, Israel, Brazil, India and the United States. Additionally, we have patent applications based on PCT/IB2015/051536, relating to copper-based ink, which have been submitted to national phase in South Korea, Japan and China. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

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

There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the high-technology industries, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products and technologies. As the conductive ink and paste industry expands and more patents are issued, the risk increases that our products and technologies may be subject to claims of infringement of the patent rights of third parties. We have never conducted a freedom to operate study.

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

Our executive offices, application department, labs, production site and warehouse are located in Migdal Ha’Emek, Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries and militia groups. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. Certain of these conflicts involved missile strikes against civilian targets in various parts of Israel, including the city in which our headquarters are located as well as areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. In addition, Iran has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber attacks against Israeli entities.

Popular uprisings in various countries in the Middle East and North Africa have affected the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, while some of these countries are eliminating these constrains, additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies or persons in these countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our sales to decrease and, if our securities become publicly traded, adversely affect the share price of our securities.

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

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

In addition, our operations could also be disrupted by the obligations of personnel to perform military service. As of December 31, 2022, we had 11 employees and independent contractors, all of whom were based in Israel. Some of these Israeli employees and independent contractors may be called upon to perform up to 54 days in each three year period (and in the case of military officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

We have received grants from the Israel Innovation Authority (the “IIA”), for research and development programs and may apply for further grants in the future. In order to maintain our eligibility for these grants, we must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations and guidelines promulgated thereunder (the “Innovation Law”). Under the terms of the Innovation Law, in exchange for the research and development grants we received, we are required to pay the IIA royalties at the rate of 3% from our revenues up to an aggregate of 100% (which may be increased under certain circumstances, as described below) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. As of December 31, 2022, we and our wholly-owned subsidiaries had received funding from the IIA in the aggregate amount of approximately $3.7 million. As of December 31, 2022, we and our wholly-owned subsidiaries had paid royalties to the IIA in the aggregate amount of approximately $1.1 million and had an obligation to the IIA with respect to such funding (including interest) in the amount of approximately $3.2 million (approximately $2.0 million out of such amount are contingent liabilities and therefore, not recorded in our liabilities).

The Innovation Law generally requires that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless a prior written approval is received from IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required) and additional payments are required to be made to IIA. The export of products that incorporate the funded know-how is not restricted. As of the date of this annual report on Form 20-F, we have not sought to obtain such approvals, as we do not have immediate plans to manufacture outside of Israel. We may not receive the required approvals for any transfer of manufacturing activities, if such transfer will be contemplated in the future. Even if we do receive approval to manufacture products developed with IIA grants outside of Israel, the royalty rate may be increased and we may be required to pay up to 300% of some or all of the grant amounts requiring repayment plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

Additionally, under the Innovation Law, we are prohibited from transferring, including by way of license, the IIA-financed technologies and related intellectual property rights and knowhow outside of the State of Israel, except under limited circumstances and only with the prior approval of the IIA. As of the date of this annual report on Form 20-F, we have not sought to obtain such approvals, as we do not have immediate plans to transfer the IIA-funded technologies and related intellectual property rights and knowhow outside of Israel. We may not receive the required approvals for any proposed transfer, if any, and even if received, we may be required to pay the IIA a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest. The scope of the support received, the royalties that we have already paid to the IIA, the amount of time that has elapsed between the date on which the knowhow or the related intellectual property rights were transferred and the date on which the IIA grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the IIA. Approval of the transfer of technology to residents of the State of Israel is required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of knowhow and the obligation to pay royalties. No assurance can be made that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to sell our technology assets or to perform or outsource manufacturing outside of Israel, engage in change of control transactions or otherwise transfer our knowhow outside of Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA.

These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants. If we fail to satisfy the conditions of the Innovation Law, we may be required to refund certain grants previously received together with interest and penalties, and may become subject to criminal charges.

The Government of Israel has reduced the grants available under the IIA’s program in recent years, and this program may be discontinued or curtailed in the future. If we do not receive additional grants in the future, we will be required to allocate other funds to product development at the expense of other operational costs.

We have also received a grant from the Israeli Ministry of Energy (the “Ministry”) for one of our research and development programs. In order to maintain our eligibility for this grant, we must meet specified conditions, including the payment of royalties of 5% (plus interest) of any revenues generated from the intellectual property generated under the program. As of December 31, 2022, we had received funding from the Ministry in the aggregate amount of approximately NIS 585,119 ($168,574, based on the NIS/US$ exchange rate published by the Bank of Israel on December 31, 2013 of $1.00 = NIS 3.471). As of December 31, 2022, we had a contingent obligation to the Ministry with respect to such funding (including interest), following the payment of royalties up to that date, in the amount of NIS 576,773 (approximately $163,903). If we fail to comply with these conditions in the future, sanctions (such as the cancellation of the grant) might be imposed on us, and we could be required to refund any payments previously received. The terms of the Ministry’s grant require us, among other things, to obtain the Ministry’s approval prior to any assignment of know-how developed under the research and development program funded with its grant and we must continue to comply with the grant requirements of our agreement with the Ministry regarding intellectual property even following full repayment of any Ministry grant. The Ministry also has a right to receive a nonexclusive royalty free license to the know-how developed under any such program to the extent necessary for national needs. Pursuant to the terms of the grant, until the later of (i) full repayment of our contingent liability to the Ministry, or (ii) finalization of the research and development program, we are required to notify the Ministry of any new funding offered to us, including by the State of Israel, and the Ministry has a right to negotiate with such investor(s) for the repayment by us of the grant provided to us by the Ministry.

Exchange rate fluctuations, primarily between the U.S. dollar and the NIS currencies, and inflation may negatively affect our results of operations.

We incur expenses both in U.S. dollars and NIS, but our consolidated financial statements are denominated in U.S. dollars. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead depreciates relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of depreciation of the NIS, or that the timing of such depreciation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation (if any) of the NIS against the U.S. dollar. In addition, we may incur operating expenses denominated in Euros, and therefore, our operating results may also be subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation (if any) of the NIS, the Euro and other foreign currencies against the U.S. dollar. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS and Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to adverse effects from such movements. The rate of inflation in Israel or Europe or in currency exchange rates may materially change and we might not be able to effectively mitigate these risks.

Provisions of Israeli law and our Amended and Restated Articles of Association (“Articles of Association”), may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

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

Our Articles of Association provide for a board of directors consisting of no less than three and no more than seven directors, with all directors (other than the external directors, whose appointment is required under the Israeli Companies Law, 1999 (the “Companies Law”), as described below) divided into three classes with staggered three-year terms with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. This provision may make it more difficult for our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, may limit the price that investors may be willing to pay in the future for our ordinary shares, and may make it more difficult for a potential acquiror to effect a change of control of our Company or may deter potential acquirors from seeking to effect a change of control.

In addition, under our Articles of Association, as approved by our shareholders on November 29, 2018, GTRIMG Investments Ltd. (“GTRIMG”), our controlling shareholder, has the right, so long it holds at least 5% of our issued and outstanding share capital, conditioned upon a $2.0 million investment by GTRIMG following such date, to appoint a director to the Board who shall also serve as the chairman of the Board, provided that such nominee has the required qualifications under applicable laws, including the stock exchange rules then applicable. In April 2020, following completion of GTRIMG’s $2.0 million investment, GTRIMG appointed Mr. Dov Farkash to serve as a member of our Board as Active Chairman.

Furthermore, under an agreement dated October 27, 2021, entered into in connection with a private placement of our securities, certain of the investors, including GTRIMG, Messrs. Leon and Lenny Recanati, Dan Vilenski and Teuza, have the right to appoint three directors to our Board. Accordingly, Mr. Ofer Greenberger and Mr. David Boas were appointed to our Board as of May 19, 2022. Mr. Boas resigned from our Board as of January 1, 2023, and was replaced by Mr. Keinan Maman, who was appointed as a director as of March 6, 2023.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of various conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

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

Risks Related to Our Ordinary Shares

Our U.S. investors may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. We have not determined whether we have been a PFIC for 2022 or any previous year, or whether we will be a PFIC in any future year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor owns ordinary shares, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of share sales. A “qualified electing fund” election may alleviate some of the adverse consequences of PFIC status; however, we do not intend to provide the information necessary for U.S. Investors to make qualified electing fund elections if we are classified as a PFIC.

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

Our major shareholders, directors and officers as a group have significant voting power and may take actions that may not be in the best interest of shareholders.

Our major shareholders, GTRIMG, Messrs. Leon and Lenny Recanati or companies under their control and Teuza – A Fairchild Technology Venture Ltd. (“Teuza”), and our directors and officers as a group beneficially owned approximately 81.05% of our outstanding ordinary shares as of May 15, 2023. As a result, they will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. Their interests may not be consistent with those of our other shareholders. In addition, due to their share ownership, our major shareholders, the directors appointed by them, our other directors and executive officers could dictate the management of our business and affairs. As of May 15, 2023, GTRIMG beneficially owned in the aggregate approximately 40.23% of our outstanding ordinary shares. This concentration of ownership may discourage third parties from seeking to acquire control of us and could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our ordinary shares, if a public market further develops for such securities, because investors may perceive disadvantages in owning stock in a company with controlling affiliated shareholders.

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

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports and proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although as an Israeli public company listed outside of Israel we are required to disclose the compensation of our five most highly compensated officers on an individual basis, this disclosure is not as extensive as that required of U.S. domestic reporting companies. We also have four months and an automatic extension of 15 days after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to U.S. domestic reporting companies.

Offers or availability for sale of a substantial number of our ordinary shares may cause the price of our ordinary shares to decline.

If our major shareholders sell substantial amounts of our ordinary shares in the public market (if one develops) or if there is a perception in the market that substantial sales may occur in the future upon the expiration of any statutory holding period, under Rule 144, or upon the exercise of outstanding options held by our director and officers or warrants held by investors, the market price of our ordinary shares could fall. The occurrence of such substantial sales or the perception that substantial sales of our ordinary shares may occur in the future could put downward pressure on the market price of our ordinary shares and may make it more difficult for us to raise additional financing through the sale of equity or equity related securities in the future at a time and price that we deem reasonable or appropriate.

Furthermore, we issued a significant number of warrants to certain investors, which, if exercised, may have a material dilutive effect on our share capital. For more information see “Item 7 A. Major Shareholders and Related Party Transactions — Major Shareholders”.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2022. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Our management is required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us of our internal controls and procedures may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2022, and also concluded that our disclosure controls and procedures were not effective as of December 31, 2022, due to material weaknesses in our internal control over financial reporting, all as described in Item 15, “Controls and Procedures” of this annual report. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

The material weaknesses in internal control over financial reporting that were identified (among other things) were: (i) significant parts of entity level controls are missing, (ii) lack of segregation of duties, (iii) controls’ effectiveness testing was predominantly not performed, among other things due to nonperformance of controls or absence of evidence for controls’ performance, and (iv) non-remediation of material weaknesses identified in prior years. Based on such assessment, management has concluded that, as of December 31, 2022, our internal control over financial reporting is ineffective based on those criteria.

We have made, and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with applicable requirements and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate. We may also fail to complete our evaluation, testing and any required remediation needed to comply with applicable requirements in a timely fashion. Irrespective of compliance with applicable requirements, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations.

Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with applicable requirements, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business and our ability to access the capital markets.

The market price of our ordinary shares may fluctuate significantly.

If a public trading market further develops for our ordinary shares, the market price of the ordinary shares may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	the announcement of new products or product enhancements by us or our competitors;

●	developments concerning intellectual property rights and regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if the ordinary shares are covered by analysts;

●	developments in the nanotechnology and alternative energy industries;

●	the results of product liability or intellectual property lawsuits;

●	future issuances of ordinary shares or other securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

●	general market conditions and other factors, including factors unrelated to our operating performance, such as natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

ITEM 4. Information on the Company

A. History and development of the company

P.V. Nano Cell Ltd. was incorporated in Israel on June 24, 2009 as a private limited liability company, organized under the laws of State of Israel. We have three wholly-owned subsidiaries, all of which are private companies organized under the laws of the State of Israel: (i) Nano Size Ltd. (“Nano Size”), which we acquired on December 31, 2009; (ii) Digiflex Ltd. (“Digiflex”), which we acquired on December 3, 2017; and (iii) Jet CU P.C.B. Ltd. (“Jet CU”), which we acquired on July 26, 2020. Additionally, Digiflex wholly-owns one subsidiary based in the US: Digiflex Inc., incorporated under the laws of the State of Delaware.

Our Registration Statement on Form F-1 was declared effective by the SEC on September 30, 2015, and a FINRA-registered market maker subsequently filed an application on Form 211 with FINRA to quote the ordinary shares on the OTCQB. On March 31, 2016, the application on Form 211 with FINRA to make a market in our ordinary shares was approved by FINRA, and on December 15, 2016, quotation of our ordinary shares began on the OTCQB under the ticker symbol “PVNNF”. On December 18, 2019, our ordinary shares began to be quoted on the OTC Pink. However, due to lack of available resources, we have not been able to comply in a timely manner with our SEC periodic filing obligations for the years ended December 31, 2020 and 2021. Accordingly, as of September 29, 2021, the public quote for our stock was removed from the OTC Pink. Depending on market and other conditions and the continued development of our products, we will consider applying to have our ordinary shares quoted on the OTC Pink.

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

B. Business Overview

We are a conductive ink and pastes manufacturing company focused on developing, manufacturing, marketing and commercializing conductive inks and pastes for digital conductive printing applications (mainly inkjet and aerosol printing technologies). We have developed the Sicrys™ family of single crystal nano-metric conductive inks and pastes, which we believe is significantly more effective alternative to other current printing processes, such as screen printing photolithography and etching processes, for photovoltaic heterojunction technology (PV-HJT) and digital printed electronics (PE) applications. We adapt our basic inks and pastes to specific customer requirements. We currently sell our Sicrys™ silver-based inks and pastes for PV and PE applications in low volumes and are in the process of seeking to expand our sales efforts to include sales of Sicrys™ inks and pastes for a wider range of applications, such as solar, automotive and digitally printed electronics. We have also developed what we believe is the first available commercially viable copper-based nano-metric low viscosity stable ink for mass-production of printed electronics. We believe that copper inks and pastes represent a significant improvement over silver-based inks and pastes given copper’s significantly lower cost and nearly identical electrical and conductive properties.

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

Silicon crystalline solar cells are being replaced by different types of cells like thin film, HJT, CIGS, perovskite solar cells and others. Some of these cells are sensitive to high temperatures, therefore, the potential to increase such cells’ efficiencies and lower costs utilizing the screen printing process is limited. Inkjet printing and other non-contact printing processes utilizing our low temperature sintering inks and pastes has been demonstrated to increase cell efficiency and lower production costs. Therefore, we believe that temperature sensitive cells (such as HJT cells) would benefit from our technologies.

We believe that a significant market opportunity exists for a non-contact metallization low temperature sintering solution that is competitive with traditional screen printing process, does not break silicon cells, allows for thinner PV cell wafers (thus reducing silicon costs, which we believe to be a major obstacle to the wider proliferation of solar cell technologies), increases the active area of the cell by printing narrower conductors, and yields better electrical performance than screen-printed conductors. We believe that the market for inks and pastes to be used in inkjet printing for PV applications is a small subset of the market for silver pastes and inks in PV cell production generally, as described above. We further believe that such market has a potential to grow over time given the benefits of inkjet printing technologies and the benefits of our silver and copper based Sycris™ inks and pastes, which, among others, may apply to a range of printing technologies, and have lower costs and simpler operating procedures when compared to screen-printing processes commonly used.

Printed Electronics

Digital printed electronics is a set of methodologies by which electrical devices are digitally printed onto various substrates (i.e., base material) by depositing electrically functional inks and pastes (and possibly other additional functional inks and pastes such as insulating materials) on the substrate, creating active or passive devices, such as conductors, capacitors or resistors. The use of digital printed electronics presents an opportunity to facilitate widespread, production of new electronics, more efficient electronics, new electronic designs and customized and personalized electronics while keeping production costs low.

We believe that the current analog printing and etching methods have inherent limitations when implemented in flexible electronics, 3D (three dimensional) electronics and in customized and small-scale printing. Furthermore, these processes currently utilize expensive materials and produce toxic byproducts which must be disposed of, which increases overall production costs. We believe that a significant market opportunity exists for inks and pastes, such as ours, that enable digital inkjet conductive printing, enabling printing on flexible substrates, three-dimensional printing and customized and small-scale printing at a lower price.

Digitally printing electronics present many advantages over the traditional analog method, including:

●	It is an additive process, no etching, or no dangerous waste are involved or generated;

●	Digital process will allow printing of passive components (resistors & capacitors) embedded in the layers;

a.	Free mounting area on the outer surfaces (will allow minimizing the surface area and thickness).

b.	Saving component mounting costs and complexity.

While there are quite a few companies that have silver conductive inks and pastes (which are not compatible with mass production processes), there are very few companies offering copper nano particle dispersions, which, to our knowledge, are not inks or pastes. The Company offers silver and copper-based inks and pastes.

Our Solutions

Photovoltaic Cell Metallization

Our Sicrys™ family of inks are low viscosity, nano-particle inks optimized for inkjet printing. We believe that PV HJT utilizing our Sicrys™ inks results in the following benefits relative to traditional screen-printing processes:

●	A more efficient solar cell;

●	Immediate cost savings due to substantially lower metallization costs and increased cell efficiency (lower sintering temperatures);

●	Potential future cost savings due to the ability to utilize thinner wafers for PV cells, thus reducing silicon costs and potentially further increasing cell efficiency;

●	Enhanced performance due to improved conductive properties enabling printing of contact lines that are significantly thinner than the lines that can be produced with screen printing;

●	Improve performance of temperature sensitive solar cells (CIGS, CdTe, HTJ, thin films and others); and

●	Potential future costs savings with copper inks and pastes that we are currently investigating to penetrate the new technologies.

Printed Electronics

We currently offer silver-based Sicrys™ inks and pastes and our developed copper-based Sicrys™ for use in the production of PE utilizing inkjet printing technologies. We believe that inkjet production of PE utilizing our Sicrys™ inks and pastes results in the following benefits relative to traditional screen printing and photolithography processes:

●	Applications for flexible and customized electronics and three-dimensional (3D) printed device manufacturing, due to digital (non-contact) printing and the lower sintering temperatures required for nano-based inks and pastes;

●	Significant cost reductions, as we estimate that we will be able to market our copper-based inks and pastes at a lower price than silver inks and pastes currently used in screen printing or etch and photolithography processes; and

●	Significant reductions in the generation of hazardous waste by products.

Our Strategy

Our goal is to become a leading producer of conductive inks and pastes for the solar industry and PE applications. Our strategy is to concentrate our efforts on mass production application opportunities by selling inks and pastes to be used in mass production printing technologies with high throughputs and high consumption of inks and pastes per year. We are currently focusing our efforts on demonstrating the advantages of our Sicrys™ technology primarily to dedicated customers. We also intend to work with our customers to develop the production processes suitable to the relevant applications and their needs (including printing strategy, printing temperature, sintering temperatures and time).

In addition, we are continuing our efforts to:

●	Develop copper based digital printing inks and pastes for solar cells applications. We are working to develop a copper-based ink and paste and process (printing and sintering) which will be compatible with HJT type solar cells. This printing process would replace the silver and the wet plating chemistry used today to build the conductive patterns.

●	Increase market awareness of our products and technologies. We are attempting to raise our profile in the relevant markets, as well as raise awareness of our product and technology offerings, by attending conferences, exhibitions and trade shows when this is feasible.

●	Partner with leading printing technology manufacturers to supply our solutions to potential customers.

●	Explore application of our technologies to other fields. We are currently exploring opportunities with several potential customers (worldwide) to implement our technologies in their processes.

We have several development consortiums in the framework of the European Horizon 2020, R&D support programs in Europe and Israel, which provide grants for research and development, including to companies in Israel. The grants are used to expand our know-how and network through research and development that we commit to, the costs of which is reimbursed in part by European Horizon 2020 and local financing entities. One consortium program for the inkjet-based fabrication of multilayer printed circuit boards with embedded printed passive elements was recently concluded.

The following additional projects were approved for financing in 2019 and 2021:

●	RolaFlex – A project financed by the Horizon 2020 framework. The project’s vision is to combine high-resolution laser printing and laser patterning and new materials with high throughput R-2-R process. The technology will be demonstrated in the high-speed fabrication of OLED and OPV components. The partners in this project are TNO (The Netherlands), Armor (France), Golem (Germany), Seqens (France), FlexEnable (UK), NTUA (Greece), Imperial Collage (UK), Avantama (Switzerland). The project was initially for a period of three years, commencing May 1, 2020, and was extended for an additional six-month period, until October 31, 2023.

●	Tinker – A project financed by the Horizon 2020 framework (a ~$12 million budget, of which PVN has a budget of $0.79 million). The project’s vision is to provide a new cost and resource-efficient pathway for RADAR and LIDAR sensor package fabrication with high throughput of up to 250 units/min. Partners in this project are: Bosch (Germany), Infineon (Germany), Profactor (Austria), Ibeo (Germany), Marelli (Italy), Leti (France), Notion (Germany), Tiger (Austria), EVG (Austria), Inkron (Finland), Sentech (Germany), Forth (Greece), Austrian Standards (Austria), Besi (The Netherlands), and Amires (Switzerland). The project was initially for a period of three years commencing October 1, 2020, and was extended for an additional six-month period, until March 31, 2024.

●	Bussard – A project financed by the Solar EraNet (through the Israeli Ministry of Infrastructure) framework (a ~€4.4 million budget, of which PVN has a budget of $0.33 million). The project’s vision is to develop solar cell metallization methods that can show substantially narrower patterns than the state of the art. Partners in this project are: Fraunhofer ISE, HighLine, Tempress Janoschka, ContiTech, JB Ecotech, Energetica and KAU (all in Germany). The project was initially for a period of two years commencing February 1, 2021, and was extended for an additional 12-month period, until January 31, 2024.

Research and Development

The conductive inks and pastes we manufacture for digital conductive printing applications are based on either silver or copper. Our Application and Research and Development (“R&D”), team’s efforts are focused primarily on the following two goals:

●	Continuous improvement and optimization of our inks and pastes:

o	Adapting the inks to the different available and emerging printing technologies in the market;

o	Optimizing inks and pastes for new and emerging applications; and

o	Reducing the sintering temperature, or the process that physically connects between the nano metal particles to produce a continuous conductive layer.

●	Process development (engineering): We offer our customers a solution approach, comprised of inks, pastes and process know-how. In this framework we are developing for our customers the printing process for their specific applications, including printing samples and prototypes.

We have and our wholly-owned subsidiaries have received grants from the Government of Israel through the IIA for the financing of a portion of our research and development expenditures pursuant to the Innovation Law. As of December 31, 2022, we and our wholly-owned subsidiaries had received funding from the IIA in the aggregate amount of approximately $3.7 million. As of December 31, 2022, we and our wholly-owned subsidiaries had paid royalties to the IIA in the aggregate amount of approximately $1.1 million and had an obligation to the IIA with respect to such funding (including interest) in the amount of approximately $3.2 million (approximately $2.0 million out of such amount are contingent liabilities and therefore, not recorded in our liabilities). We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. We have also received a grant from the Ministry for one of our research and development programs. As of December 31, 2022, we had received funding from the Ministry in the aggregate amount of approximately NIS 585,119 ($168,574, based on the NIS/US$ exchange rate published by the Bank of Israel on December 31, 2013, of $1.00 = NIS 3.471). As of December 31, 2022, we had a contingent obligation to the Ministry with respect to such funding (including interest), following the payment of royalties up to that date, in the amount of NIS 576,773 (approximately $163,903). See “Item 3 D –Risk Factors – Risks Related to Our Operations in Israel – The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.”

Competition

The digital electronic printing and inkjet conductive ink and paste manufacturing industries are extremely competitive. We are currently aware of various existing products in the market and in development that may compete with our products and technologies. To our knowledge, several other companies are currently developing silver-based inkjet inks for PE digital electronic inkjet printing applications. Some of these companies already sell conductive inkjet inks and pastes for PE applications. We also see a trend of bigger companies buying out some of the smaller players, and still not been able to supply products for mass production. We are aware of companies seeking to develop copper-based inks and pastes for inkjet printing; however, to our knowledge none of our competitors has copper based low viscosity inks compatible with digital printing in mass production and at a commercially viable price and quantity.

We believe that our inks have the following competitive advantages, relative to those currently being sold by our competitors, especially when aiming to print on mass production applications and throughputs:

●	Higher metal load at low viscosities, which results in a more cost-efficient printing process;

●	Higher stability and for a longer period of time (over one year for Sicrys™ at room temperature as compared to less than six months for our competitors, some of which require their inks to be stored at low temperatures to remain stable for an extended period of time);

●	Copper inks with a similar stability profile as our silver inks (including its chemical stability), which is difficult to achieve due to the low oxidation point for copper, which results in certain of our competitors offering copper oxide inks as opposed to pure copper inks;

●	Low resistivity. (ρ < 2.5 x bulk. Laser and thermal sintering);

●	Low sintering temperature (< 200 °C);

●	Silver inks suitable for solar cells metallization which can show higher efficiency due to enhanced electrical properties after firing the cells (low contact resistance and resistivity); and

●	Compatibility with high throughput industrial printing (high jetting frequencies for long periods of time).

Based on the advantages of our inks, we are developing a paste for solar applications.

Furthermore, we believe that there is a high barrier to entry for competitors to develop and successfully bring competing inks to market due to the long lead times required to develop nano particles of an appropriate size to formulate inks compatible with inkjet printing and the difficulty in producing nano-based inks in large-scale quantities.

Notwithstanding the foregoing, many of our competitors have substantially greater financial, technical, and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Mergers and acquisitions in the conductive ink and paste industry may result in even more resources being concentrated in our competitors. As a result, these companies may be more effective in selling and marketing their products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in this industry. Our competitors may succeed in developing, acquiring, or licensing on an exclusive basis, products that are more effective or less costly than our current or future products or technologies, or achieve earlier patent protection, product commercialization, and market penetration than we do. Additionally, technologies developed by our competitors may render our potential products and technologies uneconomical or obsolete, and we may not be successful in marketing our products and technologies against competitors.

Intellectual Property

An important part of our business and product development strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents. Our patent application based on PCT/US2011/063459 covering silver single crystal particle inks, dispersions and some pastes and dispersions have been granted in several countries, including China, Russia, Japan, India, Israel, Korea, Brazil, Germany, France, UK, Netherlands, the U.S. and the European Union and we currently have additional patent applications pending in the U.S. supporting our silver-based inks, dispersions and some pastes. Our patent application based on PCT/IB2015/051536, relating to copper-based ink, has been granted in several countries, including Russia, Europe, the United Kingdom, Belgium, Germany, Finland, France, Ireland, the Netherlands, Israel, Brazil, India and the United States. Additionally, we have patent applications based on PCT/IB2015/051536, relating to copper-based ink, which have been submitted to national phase in South Korea, Japan and China.

The silver family main claims are on the concentrated dispersions and inks made of a majority of single crystal Nano silver particles and the method for producing them. Patent applications are in different stages of qualification in additional countries. The single crystal particles are easy to police against infringement. The priority date for the silver family is December 6, 2010.

The copper family relates to nano-metric copper formulations and stable dispersions containing single-crystal metallic copper particles, and to the method of producing such formulations and dispersions. The priority date for the copper family is March 3, 2015.

We have a granted joint patent with Ramot (Tel Aviv University) for “Conductive Nanowire Films” (WO 2013/128458, US 9,373,515 B2), which Ramot maintains pursuant to the termination settlement of the Magneton Program.

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

Marketing and Sales

We offer and sell several conductive inks and pastes based on either silver or copper, which are sold through our website as well as directly to customers or through distributors. We are focused on providing more efficient ink and paste solutions for the growing solar market segment and we work with our customers in the development of our solutions as part of our go-to-market strategy.

Seasonality

Our business and operations are generally not affected by seasonal fluctuations or factors.

Raw Materials and Suppliers

We believe that the raw materials that we require to manufacture our inks and pastes are readily available in adequate quantities from multiple sources. In addition, the manufacturing process for our silver-based inks and pastes utilizes a silver salt the price of which is linked to the price of silver. The price of silver as well as the price of other raw materials used in the manufacturing process for our inks and pastes, is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, speculative activities by commodities traders and others and the political and economic conditions of major silver producing countries throughout the world. The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event the prices of silver or other raw materials used in our manufacturing process increase and remain high for prolonged periods of time, we may not be able to produce inks and pastes at a cost effective and competitive price. See “Item 3 D. — Risk Factors — We are subject to risks resulting from fluctuations in the price of silver and other raw materials.”

Manufacturing

We manufacture our inks and pastes at our Migdal Ha’Emek facilities. We currently have capacity to produce an estimated one ton of ink per year, and plan to upgrade our facilities to increase production capacity to 20 tons per year (estimated capital cost of at least $2.5 million), if and when demand for our inks and pastes is projected to surpass our production capabilities and we have sufficient available capital to do so. In the event that demand for our inks outgrows our internal manufacturing capacity, we intend to engage third-party manufacturers to produce additional inks and pastes. There can be no assurance that we will be able to enter into agreements with qualified manufacturers on terms acceptable to us, or at all, or that, once contracted, such manufacturers will perform as expected.

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

C. Organizational structure

P.V. Nano Cell Ltd. was incorporated in Israel on June 24, 2009, as a private limited liability company, organized under the laws of State of Israel. We have three wholly-owned subsidiaries, all of which are private companies organized under the laws of the State of Israel: (i) Nano Size, which we acquired on December 31, 2009; (ii) Digiflex, which we acquired on December 3, 2017; and (iii) Jet CU, which we acquired on July 26, 2020. Additionally, Digiflex wholly-owns one subsidiary based in the US: Digiflex Inc., incorporated under the laws of the State of Delaware.

D. Property, plants and equipment

We currently lease, through Nano Size, approximately 678 square meters (approximately 7,300 square feet) of space in Migdal Ha’Emek, Israel for our principal offices and manufacturing facilities at a monthly cost of approximately NIS 18,000 (approximately $5,115). This lease agreement expires on June 30, 2025, and we have an option to extend the lease for an additional three years.

Additionally, Digiflex currently leases approximately 110 square meters (approximately 1,200 square feet) of space in Migdal Ha’Emek, Israel for its principal office and laboratory at a monthly cost of approximately NIS 5,000 (approximately $1,420). This lease agreement, which was scheduled to expire on March 14, 2023, was renewed in February 2023 for a period until March 15, 2024, and we have an option to extend the lease for an additional period of one year.

We currently own production equipment, housed in our Migdal Ha’Emek facilities, capable of producing up to one ton of ink per year. We intend to upgrade our facilities to increase production capacity to 20 tons per year (estimated capital cost of at least $2.5 million), if and when demand for our inks and pastes is projected to surpass our production capabilities and we have sufficient available capital to do so.

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

Overview

We are a conductive ink and pastes manufacturing company focused on developing, manufacturing, marketing and commercializing conductive inks and pastes for digital conductive printing applications (mainly inkjet and aerosol printing technologies). We have developed the Sicrys™ family of single crystal nano-metric conductive inks and pastes, which we believe is significantly a more effective alternative to other current printing processes, such as screen printing photolithography and etching processes, for photovoltaic heterojunction technology (PV-HJT) and digital printed electronics (PE) applications. We adapt our basic inks and pastes to specific customer requirements. We currently sell a low volume of our Sicrys™ silver-based inks and pastes for PV and PE applications and are in the process of seeking to expand our sales efforts to include sales of Sicrys™ inks and pastes for a wider range of applications, such as solar, automotive and digitally printed electronics. We have also developed what we believe is the first available commercially viable copper-based nano-metric low viscosity stable ink for mass-production of printed electronics. We believe that copper inks and pastes represent a significant improvement over silver-based inks and pastes given copper’s significantly lower cost and nearly identical electrical and conductive properties.

Financial Overview

We have incurred net losses since our inception in 2009, including a net loss of approximately $4.5 million for the year ended December 31, 2022. As of December 31, 2022, we had an accumulated deficit of approximately $40.6 million. We are in default in repayment of our convertible notes which as of December 31, 2022 aggregated to approximately $1.5 million (including principal and interest). We have devoted substantially all of our financial resources to identifying, acquiring, licensing, and developing our products and technologies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to generate significant revenues via commercialization of our products or technologies. We are dependent upon external sources to finance our operations and there can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. As a result, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Key Components of our Statements of Comprehensive Loss

Revenues

Sources of revenues - we derive revenues primarily from sales of inks and pastes.

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of inks and pastes, including: the cost of raw materials; employee-related expenses, including salaries, equity-based compensation and other benefits and related expenses, lease payments, utility payments, depreciation, changes in inventory of finished products, royalties and other manufacturing expenses. These expenses are partially reduced by an allotment of manufacturing costs associated with research and development activities to research and development expenses.

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

Our research and development expenses, net, are net of grants for the research and development that we have received grants from the government of the State of Israel, through the IIA, pursuant to the Innovation Law, for the financing of a portion of our research and development expenditures. As of December 31, 2022, we and our wholly-owned subsidiaries had received funding from the IIA in the aggregate amount of approximately $3.7 million. As of December 31, 2022, we and our wholly-owned subsidiaries had paid royalties to the IIA in the aggregate amount of approximately $1.1 million and had an obligation to the IIA with respect to such funding (including interest) in the amount of approximately $3.2 million (approximately $2.0 million out of such amount are contingent liabilities and therefore, not recorded in our liabilities). We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all.

We have also received a grant from the Ministry for one of our research and development programs. In order to maintain our eligibility for this grant, we must meet specified conditions, including the payment of royalties with respect to the grant received. As of December 31, 2022, we had received funding from the Ministry in the aggregate amount of approximately NIS 585,119 ($168,574, based on the NIS/US$ exchange rate published by the Bank of Israel on December 31, 2013 of $1.00 = NIS 3.471). As of December 31, 2022, we had a contingent obligation to the Ministry with respect to such funding (including interest), following the payment of royalties up to that date, in the amount of NIS 576,773 (approximately $163,903).

For additional information regarding grants from the Israeli government, see “Item 3 D –Risk Factors – Risks Related to Our Operations in Israel – The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.”

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

Results of Operations

The following table sets forth a summary of our operating results:

US $	Year ended December 31,
	2022	2021	2020
Consolidated Statement of Operations Data:
Revenues	$603,359	$568,704	$761,319
Cost of Revenues	375,877	271,817	307,713
Amortization of intangible assets	428,431	428,431	428,434
Gross loss (income)	200,949	131,544	(25,172)
Research and development, net	268,601	467,698	400,859
Sales and marketing	566,896	625,031	673,986
General and administrative	1,893,179	1,345,495	1,414,370
Goodwill impairment	—	—	265,089
Intangible asset impairment	2,108,117	—	—
Total operating expenses	4,836,793	2,438,224	2,754,304
Operating loss	5,037,742	2,569,768	2,729,132
Financial expenses (income), net	(528,195)	(50,904)	9,814,605
Net loss	$4,509,547	$2,518,864	$12,543,737

Year ended December 31, 2022, compared to year ended December 31, 2021:

Revenues

With respect to the years ended December 31, 2022 and December 31, 2021, total revenues amounted to $603,359 and $568,704, respectively, an increase of $34,655 or 6%. No significant change year over year.

Cost of revenues

With respect to the years ended December 31, 2022 and December 31, 2021, total cost of revenues amounted to $375,877 and $271,817, respectively, an increase of $104,060 or 38%. The increase related primarily to an additional employee joined and the increase of salary of another employee.

Amortization of intangible assets

With respect to the years ended December 31, 2022 and December 31, 2021, total amortization of intangible assets amounted to an aggregate amount of $428,431 for both years. The amortization of intangible assets expense in both years related to amortization of technology we recorded as part of the Digiflex purchase as of December 3, 2017.

Gross loss

With respect to the years ended December 31, 2022 and December 31, 2021, total gross loss amounted to $200,949 and $131,544, respectively, an increase of $69,405 or 53%. The increase related to an increase of $104,060 in cost of revenues, offset in part by an increase of $34,655 in revenues.

Research and development expenses, net

With respect to the years ended December 31, 2022 and December 31, 2021, net research and development expenses, net were $268,601, net of $437,045 grants recorded and $467,698, net of $315,697 grants recorded, respectively, a decrease of $199,097 or 43%. The decrease in research and development, net related primarily to higher research and development grants recorded in 2022.

Sales and marketing expenses

With respect to the years ended December 31, 2022 and December 31, 2021, sales and marketing expenses amounted to $566,896 and $625,031, respectively, a decrease of $58,135 or 9%. No significant change year over year.

General and administrative expenses

With respect to the years ended December 31, 2022 and December 31, 2021, general and administrative expenses amounted to $1,893,179 and $1,345,495, respectively, an increase of $547,684 or 41%. The increase related primarily to additional management salaries and fees, professional services fees and legal fees.

Intangible asset impairment

With respect to the years ended December 31, 2022 and December 31, 2021, intangible asset impairment amounted to $2,108,117 and $0, respectively. As of December 31, 2022, we recorded an impairment charge of $2,108,117, which is equal to the technology, net amount that we recorded as part of the Digiflex purchase in 2017. We have ceased the marketing activities associated with this technology and expect a negative cash-flow throughout its life, which led to such impairment charge of the remaining asset, net as of December 31, 2022.

Operating expenses

With respect to the years ended December 31, 2022 and December 31, 2021, operating expenses amounted to $4,836,793 and $2,438,224, respectively, an increase of $2,398,569 or 98%. The increase related to an increase of $2,108,117 and $547,684 in intangible asset impairment and general and administrative expenses, respectively, offset in part by a decrease of $199,097 and $58,135 in research and development, net and sales and marketing expenses, respectively.

Operating loss

With respect to the years ended December 31, 2022 and December 31, 2021, operating loss amounted to $5,037,742 and $2,569,768, respectively, an increase of $2,467,974 or 96%. The increase in operating loss related to an increase of $2,398,569 and $69,405 in operating expenses and gross loss, respectively.

Financial income, net

With respect to the years ended December 31, 2022 and December 31, 2021, financial income, net, amounted to $528,195 and $50,904, respectively, an increase of $477,291 or 938%. The increase in financial income, net, related primarily to a change in interest and accretion back in connection with convertible loans and foreign exchange income, net of $8,059,996 and $398,995, respectively, offset in part by a change in fair value of warrants and capital note presented at fair value of $8,020,602.

Net loss

With respect to the years ended December 31, 2022 and December 31, 2021, net loss amounted to $4,509,547 and $2,518,864, respectively, an increase of $1,990,683 or 79%. The increase in operating loss related to an increase of $2,467,974 and $477,291 in operating loss and financial income, net, respectively.

Year ended December 31, 2021, compared to year ended December 31, 2020:

Revenues

With respect to the years ended December 31, 2021 and December 31, 2020, total revenues amounted to $568,704 and $761,319, respectively, a decrease of $192,615 or 25%. The decrease in revenues relates primarily to lower sales of inks and pastes. We believe that our lack of resources for marketing efforts contributed to that decrease.

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

Gross loss (income)

With respect to the years ended December 31, 2021 and December 31, 2020, total gross loss (income) amounted to $131,544 and $(25,172), respectively, a decrease of $156,716. The decrease related to a decrease of $192,615 in revenues, partially offset by a decrease of $35,896 in cost of revenues and decrease of $3 in amortization of intangible assets.

Research and development expenses, net

With respect to the years ended December 31, 2021 and December 31, 2020, research and development expenses, net were $467,698, net of $315,697 grants recorded, and $400,859, net of $525,838 grants recorded, respectively, an increase of $66,839 or 17%, respectively. The increase in research and development, net related primarily to lower grants recorded year over year.

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

Goodwill impairment

With respect to the years ended December 31, 2021 and December 31, 2020, goodwill impairment amounted to $0 and $265,089, respectively. The goodwill impairment for the year ended December 31, 2020 was recorded following the purchase of Jet CU since that company has no activity.

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

Share-Based Compensation and Liabilities Presented at Fair Value

Ordinary Share Valuations

The fair value of the ordinary shares was used to determine the value of the warrants presented as a liability and share-based compensation. The following table sets forth the fair value of our ordinary shares as of the following dates:

	Date	Fair Value
Ordinary share	December 31, 2020	$0.24
Ordinary share	December 31, 2021	$0.09
Ordinary share	December 31, 2022	$0.03

Option Valuations

Under U.S. GAAP, we account for share-based compensation for employees and others in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of equity-based awards based on the fair value of the award on the grant date.

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value of option awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

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

	Year Ended December 31,
	2022	2021	2020
Dividend yield	0%	0%	0%
Expected volatility	80%	80%	80%
Risk-free interest	3.00%	0.81%	0.36%-1.62%
Expected life (in years)	5	5	5

Liabilities Presented at Fair Value

Some of our warrants are classified as liabilities in accordance with ASC No. 815-40, “Distinguishing Liabilities From Equity.” Accordingly, these warrants are required to be marked to market at each reporting date.

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

In addition, the conversion feature of the capital note issued to a shareholder, is required to be marked to market at each reporting date. We estimated the fair value of the capital note by taking into account the expected occurrence of certain trigger events (such as public offering or M&A), multiplied by the value in a probability that the event will occur (based on our subjective assumptions) and discounting the value in an appropriate discount factor (based on the weighted average cost of capital of the Company) for a period of one year.

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

B. Liquidity and Capital Resources

We currently have limited liquidity. As of December 31, 2022 and 2021, our cash on hand was $362,609 and $19,437, respectively. We are in default in repayment of our convertible notes which as of December 31, 2022 aggregated to approximately $1.5 million (including principal and interest). Based on our current cash burn rate, strategy and operating plan, we believe that our cash reserves as of the date of this report will enable us to operate through June 2023. In order to fund our anticipated liquidity needs beyond such period (or possibly earlier if our current cash burn rate, strategy or operating plan change in a way that accelerates or increases our liquidity needs), we will need to raise additional capital.

Significant recent financing activities:

To date, we have financed our operations primarily through the sale of equity and convertible securities as well as through government grants.

At the annual shareholders’ meeting held on September 19, 2021, the shareholders approved (i) a capital raise at a per share purchase price of $0.07 and (ii) an adjustment to the conversion price of the Company’s outstanding convertible loans (collectively, the “CLAs”) from $0.17 to $0.07 per Ordinary Share, subject to the holders’ agreement to cancel the outstanding related warrants that were issued in connection with the CLAs.

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

Commencing July 2021 and through July 2022, we and certain existing Company shareholders, namely GTRIMG, Teuza, entities controlled by each of Leon Recanati and Lenny Recanati and Dan Vilenski, entered into definitive agreements relating to a private placement of the Company’s ordinary shares for aggregate gross proceeds to the Company of $3.0 million (including approximately $230,000 plus interest thereon upon conversion of CLAs), at a price of $0.07 per ordinary share. The Company issued to such investors an aggregate of 42,926,031 ordinary shares in respect of the definitive agreements mentioned above.

In October 2022, certain existing Company shareholders, including GTRIMG, Teuza, entities controlled by each of Leon and Lenny Recanati and Dan Vilenski (collectively, the “Investors”), entered into subscription agreements pursuant to which they agreed to invest in our securities by way of a private placement, under the following terms:

●	The Company offered, issued and sold to the Investors units of its securities for aggregate gross proceeds to the Company of $1.0 million (the “Initial Offering”), each unit comprised of (each, a “Unit” and, collectively, the “Units”) (i) one Ordinary Share, and (ii) a warrant to purchase an additional two Ordinary Shares, exercisable through the earlier of (a) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per Ordinary Share of at least $0.20 and (b) the second anniversary of the issuance of such warrant, in each case at a per share exercise price of $0.07, subject to adjustment (the “Warrant”), at a per Unit purchase price of $0.07 (the “Purchase Price”).

●	The Company undertook to offer, issue and sell to the Investors, following the closing of the Initial Offering, additional Ordinary Shares for aggregate gross proceeds to the Company of up to an additional $1.0 million (the “Follow on Offering”), at a price per share equal to the Purchase Price, which offering was subject to the achievement by the Company of certain pre-defined milestones on or before December 31, 2022, subject to a further extension at the discretion of the Company, to a date on or before February 28, 2023. Following the partial fulfillment of the milestones, the Company initially raised from certain of the Investors $705,000 in the Follow on Offering. In April 2023, pursuant to the terms of the subscription agreement, Teuza joined the Follow-on Offering, as extended, in the amount of $295,000, resulting in aggregate proceeds to the Company of $1.0 million in the Follow-on Offering, which completed the Follow-on Offering.

●	The Company undertook to offer, issue and sell to the Investors, following the initial closing of the Follow on Offering, additional Ordinary Shares for aggregate gross proceeds to the Company of up to an additional $800,000 (the “Final Offering”), at a price per share equal to the Purchase Price, which offering was subject to the achievement by the Company of a certain additional milestone set forth in the subscription agreement and any additional milestones to be agreed upon in good faith negotiations (the “Second Level Milestones”). The Final Offering shall be closed by no later than the close of business on the 30th business day after the delivery of notice by the Company to the Investors that the Second Level Milestones have been achieved. Two of the Investors undertook to invest $300,000 each in the Final Offering ($600,000 in total), if the Second Level Milestones are achieved. Notwithstanding that the Second Level Milestones have not yet been fulfilled, in April 2023, Teuza waived such condition and pursuant to the terms of the agreement, invested in this round in the amount of $105,000, resulting in aggregate proceeds to the Company of $105,000 in the Final Offering to date.

The Company expects to issue to the Investors an aggregate of 14,285,712 Ordinary Shares and warrants to purchase an aggregate 28,571,425 Ordinary Shares in the Initial Offering in respect of the $1.0 million raised, an additional aggregate 14,285,713 Ordinary Shares to the Investors that participated in the Follow on Offering in respect of the $1.0 million raised, and an additional 1,500,000 Ordinary Shares to Teuza in respect of the $105,000 raised to date in the Final Offering. If the Second Level Milestones are achieved and an additional $695,000 will be fully raised in the Final Offering, the Company would issue an additional aggregate 9,928,571 Ordinary Shares to such Investors participating in the Final Offering.

For additional information regarding how we financed our operations, please refer to Note 8, Note 11 and Note 17 to our consolidated financial statements for the year ended December 31, 2022 that appear elsewhere in this annual report on Form 20-F.

We expect to continue to fund our operations through equity or debt financings, strategic collaborations, grants and, to the extent our marketing and commercialization efforts are successful, sales of our products or technologies.

We have incurred cumulative losses of $40.6 million from inception through December 31, 2022. In addition, we have not yet established a stable recurring source of revenues sufficient to cover our operating costs and expect to continue to generate losses for the foreseeable future. There is no assurance that we will be able to obtain an adequate level of financing needed for our near-term requirements or the long-term development and commercialization of our product. These conditions raise substantial doubt about our ability to continue as a “going concern”.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented:

US $	Year ended December 31,
	2022	2021	2020
Consolidated Statement of cash flows:
Net cash provided by (used in):
Operating activities	(2,889,426)	(853,426)	(793,757)
Investing activities	(93,168)	(1,869)	808,913
Financing activities	3,325,123	849,032	(34,126)

Net cash used in operating activities for the years ended December 31, 2022, 2021 and 2020 was $2,889,426, $853,426 and $793,757, respectively, an increase of $2,036,000 or 238% (from 2021 to 2022) and an increase of $59,669 or 8% (from 2020 to 2021). The increase in net cash used in operating activities in 2022 relative to 2021 was primarily attributable to payments of past liabilities in early 2022 and higher operating expenses during 2022. No significant change in net cash used in operating activities in 2021 relative to 2020.

Net cash provided by (used in) investing activities for the years ended December 31, 2022, 2021, and 2020 was $(93,168), $(1,869) and $808,913, respectively, an increase of $91,299 (from 2021 to 2022) and a decrease of 810,782 (from 2020 to 2021). The increase in net cash used in investing activities in 2022 relative to 2022 was attributable to higher purchase of property and equipment. The decrease in net cash provided by (used in) investing activities in 2021 relative to 2020 was attributable to the acquisition of Jet CU.

Net cash provided by (used in) financing activities for the years ended December 31, 2022, 2021 and 2020 was $3,325,123, $849,032 and $(34,126), respectively, an increase of $2,476,091 or 292% (from 2021 to 2022) and an increase of $883,158 (from 2020 to 2021). The increase in net cash provided by financing activities in 2022 relative to 2021 was primarily attributable to proceeds in connection with issuance of ordinary shares. The increase in net cash provided by (used in) financing activities in 2021 relative to 2020 was primarily attributable to advance payment on the account of issuing ordinary shares, proceeds from convertible loans and related warrants and change in short term loans.

C. Research and Development, patents and licenses, etc.

For information regarding our research and development activities and expenses, see “Item 4 B. — Business Overview” and “Item 5A. — Operating Results”.

D. Trend Information

We are a development stage company with limited sales, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, we cannot predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described in Item 3D “Key Information—Risk Factors,” Item 4A “Information on the Company” in this “Item 5. Operating and Financial Review and Prospects.”

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking into account our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. For summary information regarding these accounting policies, see Note 2 to the audited consolidated financial statements for the year ended December 31, 2022 included elsewhere in this annual report on Form 20-F. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Going Concern Assessment

We assess liquidity and going concern uncertainty in our consolidated financial statements to determine whether there is sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued or available to be issued, which is referred to as the “look-forward period”, as defined in GAAP. As part of this assessment, based on conditions that are known and reasonably knowable to us, we consider various scenarios, forecasts, projections, estimates and make certain key assumptions, including timing and nature of projected cash expenditures or programs, our ability to delay or curtail expenditures or programs and our ability to raise additional capital, if necessary, among other factors. Based on this assessment, as necessary or applicable, we make certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent we deem it probable that those implementations can be achieved and we have the proper authority to execute them within the look-forward period.

As of December 31, 2022, we had cash balance of $362,609. We are in default in repayment of our convertible notes which as of December 31, 2022 aggregated to approximately $1.5 million (including principal and interest). As of the date of this annual report, we had sufficient cash to fund operations as presently maintained through June 2023. We will need to raise additional capital to continue our operations beyond such period.

These factors raise substantial doubt about our ability to continue as a going concern. Our evaluation of the events and conditions and our plans regarding these matters are also described in Note 1.b to our consolidated financial statements for the year ended December 31, 2022 that appear elsewhere in this annual report on Form 20-F. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets, using the expected future discounted cash flows.

Warrant Liabilities

We account for our warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for liability classification under ASC 815, including whether the warrants are indexed to our ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each cut-off end date while the warrants are outstanding.

Some of our warrants meet the criteria as liability classified derivative instruments and are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of comprehensive loss. Warrant liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. Volatility in our ordinary shares may result in significant changes in the value of the warrant liabilities and resulting gains and losses on our consolidated statement of comprehensive loss.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2.u. to the audited consolidated financial statements for the year ended December 31, 2022 included elsewhere in this annual report on Form 20-F.

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management team as of May 15, 2023.

Name	Age	Position
Dov Farkash	63	Active Chairman of the Board
Avi Magid(1)	62	Chief Executive Officer and Director
Dr. Fernando de la Vega	65	Chief Technology Officer and Director
Ofer Greenberger (2)	61	Director
Keinan Maman(3)(4)	46	Director
Orly Solomon (2)(3)	54	External Director
Ido Lapidot (2)(3)	59	External Director
Evyatar Cohen	50	Chief Financial Officer

(1)	Joined the Board of Directors on March 2, 2023.

(2)	Member of our Compensation Committee.

(3)	Member of our Audit Committee.

(4)	Joined the Board of Directors on March 6, 2023.

The address of each of our directors and executive officers is c/o P.V. Nano Cell Ltd., 8 Hamasger Street Migdal Ha’Emek 2310102, Israel.

Dov Farkash has served as our Active Chairman since April 2020. Mr. Farkash has more than 25 years of experience in business leadership and technology development in the electronics industry. From January 2000 to September 2019, Mr. Farkash served in a range of senior business leadership and technology development positions at Nova Measuring Instruments Ltd., including Senior Vice President Strategic Development, Senior Corporate Vice President Modeling Software Division, Vice President Sales and Vice President Business Development. Prior to joining Nova, Mr. Farkash served as worldwide Sales and Marketing Manager of AFCON Ltd., and AFCON Inc. in the United States. Prior to that, Mr. Farkash served in various software development managerial positions at various hi-tech companies. Mr. Farkash holds a B.Sc. degree in Computer Engineering and an MBA degree from the Technion – Israel Institute of Technology, Haifa, Israel.

Avi Magid has served as our Chief Executive Officer since July 17, 2022 and as a director since March 2, 2023. Mr. Magid has wide and varied managerial experience in the semiconductor and electronics industries in both startups and established companies. From October 2017 to July 2022, Mr. Magid served as president of Pointer and Cellocator, an Israel based company engaged in IOT and telematics, which was acquired in November 2019 by Powerfleet, Inc., a Nasdaq traded company. Mr. Magid oversaw and successfully managed multiple business units and spearheaded M&A activities at Pointer and Cellocator. From January 2016 to September 2017, Mr. Magid was chief executive officer of Micro Point Pro, which operates in the semiconductor marketplace in both the back and front end. At Micro Point, Mr. Magid expanded its business by penetrating strategic accounts and establishing new sales channels. From July 2015 to Dec 2015, Mr. Magid served as Vice President, Industrial Division and Business Development, at Amiad Water Systems. Prior to that position, from August 2014 to June 2016, Mr. Magid served as the chief executive officer and a drector of Goji Ltd., which develops a paradigm-changing RF-based energy delivery technology. From July 2010 to July 2014, Mr. Magid served as the chief executive officer of Margan Ltd., which was engaged in ultrasonic sensing systems, where he transformed a small founder-based company into a business with multi-year contractual engagements. From October 2006 to October 2010, Mr. Magid served as the Executive Vice President Global Business Group at Nova Measuring Instruments Ltd., where he managed 110 employees and led the company from a non-profitable OEM position to a cutting-edge segment leader. From 1993 to 2006, Mr. Magid served as the in various managerial position with Kulick and Soffa Industries in both Israel and the United States. Mr. Magid received his B.Sc. degree in industrial engineering from Pomona Polytechnic University in California in 1992 and graduated the AeA program at Stanford University in 1999.

Dr. Fernando de la Vega co-founded PV Nano Cell Ltd. in 2009 and has served as a member of our board of directors since that time (as Chairman of the Board until April 2020), and served as our Chief Executive Officer from our inception until June 2021 and since such time has served as our Chief Technology Officer. Dr. de la Vega has more than 35 years industrial and entrepreneurial experience, having served in managerial positions with responsibility over research and development, quality and operations and has founded or co-founded several businesses in the fields of nano technology and functional materials. From 2001 to early 2009, Dr. de la Vega served as General Manager and a Director of Cima Nanotech Israel, a company focused on the development of innovative technologies in the field of flexible printed electronics. Dr. de la Vega also co-founded and, from 2003 through 2009, served as Chairman of the Nano Functional Materials Consortium, a five-year, $25 million research consortium which performed general research on nanotechnology, sponsored by the IIA (the former Office of the Chief Scientist) as part of the MAGNET program, a special program intended to encourage cooperation between industry and academia. Dr. de la Vega has also co-founded three European research and development consortiums. He is a co-inventor of more than 11 patent families in the fields of nanomaterials and nanotechnology and author and co-author of many scientific and technical publications (including sections on two books on conductive inks for inkjet printing). Dr. de la Vega holds a Ph.D. in Applied Chemistry from the Casali Institute at the Hebrew University of Jerusalem, as well as a M.Sc. degree in Applied Chemistry and a B.Sc. degree in Chemistry from the Hebrew University of Jerusalem.

Ofer Greenberger has served as a director since May 2022. Mr. Greenberger is an experienced executive with an international proven track record in turnaround management in the technology sector. Since February 2017, Mr. Greenberger has served as President and General Manager of Applied Materials (Israel), a subsidiary of a Nasdaq-listed company and a global leader in materials engineering solutions for semiconductors, flat panel display and photo voltaic industries. Prior to his position at Applied Materials, from March 2012 through September 2015, Mr. Greenberger served as the chief executive officer of Orbit Communications Systems, an Israel-based local provider of airborne communications and satellite- tracking maritime and ground-station and new space solutions. Prior thereto, from 2003 to 2011, Mr. Greenberger served as President and General Manager of KLA-Tencor (Israel), a subsidiary of a leading worldwide capital equipment company based that supplies process control and yield management systems for the semiconductor industry and other related nanoelectronics industries. From 1993 to 2003, Mr. Greenberger served as Vice President and General Manager for Kulicke & Soffa, a leading provider of semiconductor packaging and electronic assembly solutions supporting the global automotive, consumer, communications, computing and industrial segments. Mr. Greenberger holds a B.Sc. degree in mechanical engineering and an M.B.A. degree from the Technion – Israel Institute of Technology and is a graduate of the AEA Stanford Executive Program.

Keinan Maman has served as a director since March 2023. Mr. Maman is an experienced executive with proven track record in financial and business performance optimization. Since 2022, Mr. Maman has served as chief financial officer of Keshet-Teamim, an Israeli supermarket chain. Prior to this position, from 2019 to 2022, Mr. Maman is served as chief financial officer of Fibernet, an Israeli company that designs, develops and implements cybersecurity, multimedia and fiber optic-based solutions. Prior thereto, from 2014 to 2019, Mr. Maman served as General Manager of Greenland, an Israeli retail chain. Mr. Maman holds a BA degree in accounting from Haifa University and a M.B.A. degree in business administration from Tel-Aviv University.

Orly Solomon has served as an external director (with proficiency in accounting and finance) of the Company (within the meaning of the Companies Law) since December 2017. Ms. Solomon serves as Chief Financial Officer of Radview Software Ltd. (RDVWF) since November 2021. Ms. Solomon currently serves as a director of Next Era Ltd. Ms. Solomon served as Financial Director and Advisor to the board of directors of Med and Beyond Ltd. in the years 2019-2021. Ms. Solomon served on the board of directors of Shikmona, a governmental and city owned corporation in Haifa from 2014 to 2017, as a director with financial expertise. Ms. Solomon served as Chief Financial Officer of Inuitive Ltd from 2017 to 2021. From 2014 to 2016, Ms. Solomon served as Chief Financial Officer of Future Values Ltd. During 2013, Ms. Solomon served as Chief Executive Officer of D. Medical Industries Ltd. (NASDAQ /TASE: DMED). Ms. Solomon was also the chairman of the board of directors of RSL Electronics Ltd. (TASE: RSL) from 2011 to 2012. From 2010 to 2012, Ms. Solomon served as Chief Financial Officer and Deputy to the Chief Executive Officer of Lito Group Ltd. (TASE: LTGR-M). From 2009 to 2010, Ms. Solomon served as co-founder and Chief Financial Officer of Atid Team, Israel. From 2006 to 2010, Ms. Solomon served as co-founder and a director of Altshare (formerly known as Altshuler Shacham Benefits Israel), a subsidiary of the Altshuler Shacham Investment House. Ms. Solomon holds an MBA degree in Finance and Economics from the Hebrew University of Jerusalem, and a BSc. degree in Accounting, with honors, from Rutgers University, Newark, New Jersey.

Ido Lapidot has served as an external director of the Company (within the meaning of the Companies Law) since December 2017. Mr. Lapidot is a systematic innovation consultant and strategic planner, with over two decades of experience in driving innovation and sustainable growth across diverse industries. Ido is a partner at Next Leap Ventures, an investment club comprising former Intel employees, where he is in charge of identifying and nurturing groundbreaking technologies and startups and serving as NextLeap Ventures representative on the boards of directors at Sanolla, Wadis, and Marine Edge. Previously, Mr. Lapidot held several key positions at Intel R&D, Intel Labs, and Intel Corporate Services-EMEA, where he led LEAN manufacturing and TRIZ programs, and served as a strategic technologies’ planner and TRIZ program leader. Mr. Lapidot also served as an external teacher for TRIZ and systematic innovation at Afeka College of Engineering, at Azrieli College of Engineering, and Hadassah Academic College. Mr. Lapidot holds an MA degree in Environmental Science, a BA degree in Chemistry, and a B.A. degree in Atmospheric Science from the Hebrew University of Jerusalem. Mr. Lapidot also holds a TRIZ L3 certification from MA-TRIZ, a testament to his deep understanding of innovation theory and practice.

Evyatar Cohen has served as our Chief Financial Officer since November 2017. Currently and prior to his appointment as our Chief Financial Officer, Mr. Cohen serves and has served as a Chief Financial Officer and financial consultant for several public companies traded in the United States, Israel and Europe as well as privately held companies. Mr. Cohen worked at PricewaterhouseCoopers in both Tel-Aviv and New York. Mr. Cohen has gained vast experience in many industries such as high-tech, bio-tech, oil and gas, entertainment and media, and venture capital. Mr. Cohen holds a B.A. degree in Business Management from the College of Management and a Masters of Law degree from Bar Ilan University, Israel. Mr. Cohen is a licensed and certified public accountant in both the United States and Israel.

Appointments to the Board

Under our Articles of Association, as approved by our shareholders on November 29, 2018, GTRIMG, our controlling shareholder, has the right, so long it holds at least 5% of our issued and outstanding share capital, to: (i) designate one non-voting observer to our Board, provided that the observer shall not be a competitor of ours, or employed by a competitor of ours; and (ii) conditioned upon a $2.0 million investment by GTRIMG following such date, to appoint a director to the Board who shall also serve as the chairman of the Board, provided that such nominee has the required qualifications under applicable laws, including the stock exchange rules then applicable. In October 2018, Ram Zeevi, the son of Gad Zeevi, who is the controlling shareholder of GTRIMG, was appointed as an observer to our Board. In April 2020, following completion of GTRIMG’s $2.0 million investment, GTRIMG appointed Mr. Dov Farkash to server as a member of our Board as Active Chairman.

Under an agreement dated October 27, 2021, entered into in connection with a private placement of our securities, certain of the investors, including GTRIMG, Messrs. Leon and Lenny Recanati, Dan Vilenski and Teuza, have the right to appoint three directors to our Board. Accordingly, Mr. Ofer Greenberger and Mr. David Boas were appointed to our Board as of May 19, 2022. Mr. Boas resigned from our Board as of January 1, 2023, and was replaced by Mr. Keinan Maman, who was appointed as a director as of March 6, 2023.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

B. Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, share-based compensation, retirement or termination payments, benefits and perquisites (as applicable) to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2022, plus compensation accrued or paid to such Covered Executives following the end of the year in respect of services provided during the year.

Individual Covered Executive Compensation Name and Principal Position	Salary(1)	Share-based Compensation (2)	Total
	US $
Fernando de la Vega, Chief Technology Officer and Director	$246,190	$111,754	$357,944
Hanan Markovich, Former Chief Business Development Officer(3)	213,211	21,758	234,969
Ran Eisenberg, Former Chief Executive Officer and Director(4)	141,802	89,717	231,519
Evyatar Cohen, Chief Financial Officer	160,824	46,171	206,995
Dov Farkash, Active Chairman	$142,955	$35,894	$178,849

(1)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2022, based on the option’s grant date fair value, calculated in accordance with accounting guidance for share-based compensation.

(3)	Mr. Markovich ceased to serve as our Chief Business Development Officer on February 22, 2023.

(4)	Mr. Eisenberg ceased to serve as a director on May 15, 2022, and ceased to serve as our Chief Executive Officer on July 1, 2022.

Compensation of Executive Officers and Directors as a Group

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2022, was approximately $1,210,276, including share-based compensation expenses of approximately $305,294. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits to any officers or directors of the Company in the year ended December 31, 2022.

In connection with their appointments as directors effective May 19, 2022 and March 6, 2023, respectively, each of Mr. Ofer Greenberger and Mr. Keinan Maman was awarded under the Company’s 2010 Option Plan options to purchase up to 1,300,000 shares of the Company’s Ordinary Shares, which options are scheduled to vest as follows: 25% of the options vest on the first anniversary of the appointment to the Board (i.e., 325,000 options shares) and the balance are to vest over the next three years in equal instalments on a quarterly basis at the end of each three month period following the first anniversary of appointment to the Board (i.e., 81.250 option share per three month period).

We do not have any written agreements with any director providing benefits upon the termination of such director’s relationship with our company, other than our consulting agreement with our chief technology officer as described below.

Our officers are employed under the terms and conditions prescribed in personal contracts. See below “Employment or Service Agreements with our Active Chairman, Chief Executive Officer, Chief Technology Officer and Chief Financial Officer.” These personal contracts provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain acceleration provisions upon material events such as a change of control or entry into a material agreement, customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of provisions regarding non-competition and assignment of inventions may be limited under applicable law. See “Item 3 D. — Risk Factors — Risks Related to Our Intellectual Property”. Under current Israeli law, we may not be able to enforce office holders’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former officer holders.

Our other employees are employed under the terms prescribed in their respective personal contracts, in accordance with the decisions of our management. Under these employment contracts, the employees are entitled to the social benefits prescribed by law and as otherwise provided in their personal contracts. Each of these employment contracts contains provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under current applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Item 3 D. — Risk Factors — Risks Related to Our Intellectual Property” for a further description of the enforceability of non-competition clauses. We also provide certain of our employees with a company car, which is leased from a leasing company.

Compensation of Non-Executive Directors

Our non-executive directors, other than our external directors (within the meaning of the Companies Law), do not receive any cash compensation.

We pay our external directors (an annual fee and per-meeting fees in an amount between the minimum and maximum amounts payable from time to time for such fees by us under the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000 (the “Compensation Regulations”). In March 2022, a temporary amendment to the Compensation Regulations was adopted, which was adopted retroactively as of March 2020, allowing boards of directors to adopt criteria for purposes of classifying the participation of directors in meetings held electronically as attendance in person for purposes of the payment of per meeting fees, during such period that a “public health emergency situation” has been declared due to the COVID-19 pandemic. Our Board of Directors adopted a resolution classifying the participation of directors in meetings held electronically as attendance in person for purposes of the payment of per meeting fees in consideration of the COVID-19 pandemic and the preparation required of Board members for such meetings. In accordance with the Compensation Regulations, we currently pay our external directors an annual fee of NIS 25,000 (approximately $7,104) as well as a fee of NIS 3,300 (approximately $938) for each board or committee meeting attended in person, via telephone or videoconference and NIS 1,650 (approximately $469) for participation by written consent.

Directors and Officers Equity-Based Compensation

As of December 31, 2022, a total of options to purchase 16,700,377 of our ordinary shares were outstanding and held by certain current directors and executive officers (consisting of eight persons), of which options to purchase 10,425,377 of our ordinary shares were exercisable or exercisable within 60 days of May 15, 2023. For information regarding the beneficial ownership of our ordinary shares by our directors and executive officers, see “Item 7 A. Major Shareholders and Related Party Transactions — Major Shareholders”..

Employment or Service Agreements with our Active Chairman, Chief Executive Officer, Chief Technology Officer and Chief Financial Officer

Dov Farkash. On April 19, 2020, we entered into an Active Chairman Agreement (the “Chairman Agreement”), with Exoro Ltd. (“Exoro”), a company wholly-owned by Mr. Dov Farkash. The Chairman Agreement provided that Exoro, through Mr. Farkash is to provide certain services to us as active chairman, focusing on go-to-market strategy. We agreed to enter into an indemnification agreement with Mr. Farkash and to include him in our directors’ and officers’ liability insurance. Mr. Farkash agreed not to provide any services that would conflict with or complete with ours. We agreed to pay to Exoro a monthly service fee of NIS 40,000 (approximately $11,366) plus Value Added Tax (“VAT”). Exoro was entitled to reimbursement of expenses in connection with the provision of the services and was provided a budget of $10,000/month for travel. The term of the Chairman Agreement was for four months, with our right to renew the agreement for an additional nine months, which was utilized. Either party could terminate upon 45 days prior written notice. The Chairman Agreement could also be terminated by us for Cause (as defined in the Chairman Agreement). Notwithstanding the expiration of the Chairman Agreement, Mr. Farkash has continued to serve as Active Chairman in accordance with the terms thereof, and we intend to present such continued engagement to the approval of our shareholders at the next general meeting of shareholders.

Avi Magid. On November 7, 2022, we entered into an employment agreement with Mr. Magid in connection with his appointment as our Chief Executive Officer, which was in effect through the close of business December 19, 2022 (the “Initial CEO Agreement”), at which time our annual general meeting of shareholders approved the terms and conditions of Mr. Magid’s new employment agreement in such capacity, effective as of such date (the “CEO Agreement”). The primary difference between the Initial CEO Agreement and the CEO Agreement was that under the Initial CEO Agreement, Mr. Magid was entitled to a gross monthly salary in such amount as consistent with an aggregate monthly cost to the Company of NIS 60,000, retroactive to August 1, 2022 (his employment start date), whereas under the CEO Agreement, he is entitled to a gross monthly salary of NIS 60,000 (approximately $17,050). In addition, under the terms of the CEO Agreement, Mr. Magid is entitled to a leased vehicle or, alternatively, at his option, to receive an additional amount equal to the leasing cost as salary, provided that the total payroll will be in accordance with the limitation of our Compensation Policy. Under both agreements, Mr. Magid is also entitled to the following: (i) manager’s insurance under Israeli law to which the Company contributes amounts equal to (a) 8.33% for severance payments, and 6.5%, or up to 7.5% (including disability insurance) designated for premium payment (and Mr. Magid contributes an additional 6%) of each monthly salary payment, and (b) 7.5% of his salary (with Mr. Magid contributing an additional 2.5%) to an education fund, a form of deferred compensation program established under Israeli law. Both employment agreements contain (i) customary confidentiality obligations which are not limited by the term of the agreement, (ii) certain non-compete provisions during the term of the agreement and 12 months thereafter and (iii) certain non-solicitation provisions during the term of the agreement and for one year thereafter. Either party may terminate the CEO Agreement at any time upon one month’s prior written notice.

In addition, pursuant to the approval of our shareholders at the annual general meeting held in December 2022, Mr. Magid was awarded options to purchase 5,249,758 ordinary shares, exercisable at a per share exercise price of $0.07 and scheduled to vest over three years as follows: one-third on August 1, 2023, the first anniversary of the employment start date, and the balance thereafter in equal monthly instalments at the end of each month, subject to his continued employment with the Company; provided, that as the number of reserved shares under the Company’s 2010 Option Plan is not sufficient to support the grant in its totality at the time of the shareholder approval, options for only 4,000,000 shares were awarded and the balance of the grant (i.e., 1,249,758 options) shall be completed at such time as the number shares available for issuance under the Company’s 2010 Option Plan shall have been increased (and such remaining options, once granted, will vest according to the vesting schedule referenced above).

Dr. Fernando de la Vega. On September 9, 2009, we entered into a services agreement (the “DBG Services Agreement”), as amended in November 2018, with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd. (“DBG Services Agreement”), pursuant to which Dr. de la Vega provided us management services as our Chief Executive Officer through June 1, 2021, at which time he resigned from such position and assumed the position as Chief Technology Officer, under the same terms and conditions according to the DBG Services Agreement. Pursuant to the terms of the DBG Services Agreement, Dr. de la Vega is currently entitled to a monthly consultancy fee in the amount of 65,000 (approximately $18,471) plus VAT and car allowance in the amount of NIS 2,500 (approximately $710) plus VAT per month plus reimbursement for fuel expenses and tolls. Dr. de la Vega may, at any time, terminate the DBG Services Agreement by three months’ prior written notice. If we wish to terminate the DBG Services Agreement, other than as a result of Dr. de la Vega’s breach of his terms of office, we are required to provide six months’ prior written notice (provided that if the termination is up to 12 months following an exit event, 24 months’ prior written notice is required; between 12 and up to 24 months following an exit event, 12 months’ prior written notice is required and between 24 months and up to 36 months following an exit event, 6 months’ prior written notice is required).

In addition, Dr. de la Vega is entitled to receive:

(a)	An annual cash bonus in an amount equivalent to up to four times his monthly service fee, plus VAT, subject to achievement of certain performance targets which are determined by our compensation committee and the board of directors on an annual basis.

(b)	A special one-time bonus in an amount equivalent to six times his monthly service fee, plus VAT upon the occurrence of an Exit Event (as described below), provided that our pre-money valuation shall be at least $50,000,000 at the closing of such transaction or within 12 months following such closing.

(c)	An equity-based award upon the occurrence of an Exit Event, in accordance with the following calculation:

(i)	0.5% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $30,000,000 but less than $40,000,000;

(ii)	1.25% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $40,000,000 but less than $50,000,000;

(iii)	2.0% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $50,000,000.

An ‘Exit Event’ is defined as: (i) the consummation of an initial public offering of ordinary shares of the Company on a recognized stock exchange; or (ii) a sale of all or substantially all of the share capital of the Company to any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity (a “Person”); (iii) a sale, lease, conveyance or disposition of all or substantially all of the assets of the Company; (iv) a merger of the Company with or into another entity in which the shareholders of the Company immediately prior to such merger do not hold a majority of the share capital and voting rights of the surviving entity held by them by virtue of their holdings in the Company prior to the consummation of the transaction or a transaction or series of transactions in which a Person or group of Persons acquire more than 50% of the issued and outstanding share capital of the Company (other than an acquisition of such share capital from the Company); or (v) an up-listing to a higher exchange.

Evyatar Cohen.  On November 12, 2017, we entered into a consultancy agreement with Mr. Cohen to serve as our Chief Financial Officer. Mr. Cohen’s services include, among others, the services of Ms. Moran Cohen as our controller. Pursuant to the terms of the agreement, Mr. Cohen is entitled to a monthly fee of NIS 45,000 (approximately $12,787) plus VAT. Either we or Mr. Cohen may terminate the agreement by providing 45-days prior notice.

We have not paid our Active Chairman and certain executive officers all amounts due to them under their respective agreements due to financial difficulties and have recorded a liability in our consolidated financial statements with respect to such amounts.

Share Option Plan

During 2010, we adopted our 2010 Option Plan (the “Plan”). The purpose of the Plan is to serve as an incentive to attract new employees, directors, consultants and service providers, and to retain persons of training, experience and ability by providing them with opportunities to purchase securities, including shares of the Company, pursuant to the Plan, as approved by the board of directors of the Company. As of December 31, 2022, a total of 1,515,516 ordinary shares were reserved for issuance under the Plan. The number of ordinary shares reserved for issuance under the Plan may be changed from time to time at the sole discretion of the board of directors.

The Plan is administered by our board of directors, provided that the board of directors may delegate responsibility for the administration of the Plan to a committee designated by the board of directors. The board of directors has authority to designate grantees of awards under the Plan and the terms of any award granted, including the type of securities to be granted, the vesting terms of any securities granted, and any restrictions on transfer of any securities granted under the Plan.

Pursuant to the Plan, the Company may (1) grant awards of securities under the Plan under the capital gains track pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”), to our directors, officers and employees who are not holders of 10% or more of our total share capital and are not otherwise controlling shareholders, and (2) grant awards pursuant to Section 3(i) of the Ordinance to non-employee Israeli service providers, consultants and shareholders who hold 10% or more of our total share capital or are otherwise controlling shareholders.

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

Options granted under the Plan will vest in accordance with the vesting dates determined by the board of directors with respect to each grant. Options that are not exercised within seven years of the grant date will expire, unless a shorter or longer term is provided for by the board of directors. Generally, if we terminate a grantee’s employment or services to the Company, all options granted to such grantee that are then vested will be exercisable for a period of six months after the termination date (unless a shorter period is determined by the board of directors) or, if earlier, the expiration date of such options if we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested unexercised options will expire and terminate on the date of termination. In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of twelve months from the date of disability or death.

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

C. Board Practices

Board of Directors

Under the Companies Law, the management of our business, including strategy and policies, is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our Chief Executive Officer and other executive officers are responsible for our day-to-day management and have responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of an employment agreement that we have entered into with him. All other executive officers are appointed by our chief executive officer, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Election and Removal of Directors

Our Articles of Association provide for a board of directors consisting of no less than three and no more than seven directors, with all directors (other than the external directors, whose appointment is required under the Companies Law, as described below) divided into three classes with staggered three-year terms, designated as Class I, Class II and Class III, with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. At each annual general meeting of our shareholders thereafter, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below. Our board of directors is divided among the three classes of directors (except for the external directors) as follows:

●	The Class I director is Mr. Dov Farkash, our Active Chairman, for a term expiring at the 2023 annual meeting of shareholders.

●	The Class II directors are Mr. Ofer Greenberger and Mr. Keinan Maman, for a term expiring at the 2024 annual general meeting of shareholders.

●	The Class III director is Dr. Fernando de la Vega, for a term expiring at the 2025 annual general meeting of shareholders.

Under our Articles of Association our Chief Executive Officer, currently Mr. Avi Magid, serves as an ex-officio member of our Board of Directors. In addition, Ms. Orly Solomon and Mr. Ido Lapidot serve as our external directors in accordance with Israeli law, as described further below.

Our Articles of Association allow our board of directors to appoint directors (other than the external directors) to fill vacancies on our board of directors, however created, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated, and to appoint any person to be a Director in addition to the existing Board, so long as the total number of Directors shall not at any time exceed the maximum number prescribed by our Articles of Association. Any such director appointed by the Board of Directors shall be placed in a class of directors so that all classes are as nearly equal as possible. A director, appointed by the Board of Directors, shall be deemed, for all intents and purposes, as having been appointed by the Annual General Meeting, and, without derogating from the generality of the aforesaid, shall serve as a Director until the expiry of the term of office of the class to which he or she was appointed.

Observer

Under our Articles of Association, as approved by our shareholders on November 29, 2018, GTRIMG, our controlling shareholder, has the right, so long it holds at least 5% of our issued and outstanding share capital, to designate one non-voting observer to our Board, provided that the observer shall not be a competitor of ours or employed by a competitor of ours. In October 2018, Ram Zeevi, the son of Gad Zeevi, who is the controlling shareholder of GTRIMG, was appointed as an observer to our Board.

Chairman of the Board

Under our Articles of Association, as approved by our shareholders on November 29, 2018, GTRIMG, our controlling shareholder, has the right, so long it holds at least 5% of our issued and outstanding share capital, conditioned upon a $2.0 million investment by GTRIMG following such date, to appoint a director to the Board who shall also serve as the chairman of the Board, provided that such nominee has the required qualifications under applicable laws, including the stock exchange rules then applicable. In April 2020, following completion of GTRIMG’s $2.0 million investment, GTRIMG appointed Mr. Dov Farkash to server as a member of our Board as Active Chairman.

Under the Companies Law, the chief executive officer (referred to as a “general manager” under the Companies Law) or a relative of the chief executive officer may not serve as the chairman of the board of directors, and the chairman of the board of directors or a relative of the chairman may not be vested with authorities of the chief executive officer unless approved by our shareholders by a special majority consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

A person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of the board of directors of a controlled subsidiary.

There are no family relationships among any of our officers and directors.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law within three months of the closing of the initial public offering.

At our general meeting of shareholders held in 2017, we appointed Ms. Orly Solomon and Mr. Ido Lapidot as our external directors for an initial term of three years and they were re-elected at our general meeting of shareholders held in December 2020 for an additional three-year term.

The Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either (which we refer to as the “Special Majority”):

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

After an initial term of three years, an external director may be re-elected to serve in that capacity for up to two additional terms of three years each under one of two alternatives. Under the first alternative, the external director may be nominated by the board of directors, and such external director’s re-election is approved by a majority of the shareholders that was required to elect such external director in such director’s initial election. Under the second alternative, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such re-election is approved by a majority of those shares present and voting that are held by shareholders who are non-controlling shareholders and do not have a personal interest in the re-election, provided that such shares represent at least 2% of the total voting power in the company.

Under the Companies Law, an external director cannot be dismissed from office unless the board of directors has learned there is a concern that: (i) the external director no longer meets the statutory requirements for his appointment as an external director; or (ii) the external director is in breach of his or her duty of loyalty to the company. The board of directors shall discuss the matter no later than in the first board of directors meeting convened after the board becomes aware of such circumstances. In the event the board of directors determines that an external director ceased to comply with the requirements set forth under the Companies Law, or that he or she breached his or her duty of loyalty to the company, the board of directors shall convene a general meeting of the shareholders that shall include on the agenda a resolution for the removal from office of such external director. The removal of an external director from office by the shareholders is subject to the same Special Majority requirements for the appointment of external directors (as described above); provided, however, that the external director has been given the opportunity to present his or her position. In addition, a court of law may determine, upon a request by a director or a shareholder, to dismiss the external director after finding that such external director no longer meets the statutory requirements of an external director set forth in the Companies Law or that the external director is in breach of his or her duty of loyalty to the company.

Any committee of the board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and the audit and compensation committees are required to all of such company’s external directors.

Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Companies Law (the “Regulations”), which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exceptions set forth in the regulations).

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

The following additional qualifications apply to an external director:

●	a person may not be elected as an external director if he or she is a relative of a controlling shareholder;

●	if a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be elected as an external director if he or she (or his or her relative, partner, employer or any entity under his or her control) has, as of the date of the person’s election to serve as an external director, any affiliation with the then chairman of the board of directors, Chief Executive Officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer of the company;

●	a person may not serve as an external director if he or she (or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control) has business or professional relations with anyone with whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other than immaterial relations); and

●	a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than the amounts prescribed under the Regulations, indemnification, the company’s undertaking to indemnify such person and insurance coverage.

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

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise and a person may be appointed as an external director only if he or she either has professional qualifications or has accounting and financial expertise, provided, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. A director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations.

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

Our board of directors has determined that the minimum number of directors with financial and accounting expertise is one and that Ms. Orly Solomon (an external director) qualifies as such. In addition, our Board has determined that Ms. Orly Solomon qualifies as an audit committee financial expert pursuant to the applicable SEC rules.

Audit Committee

Our Audit Committee is comprised of the following members: Ms. Solomon (external director), Mr. Lapidot (external director) and Mr. Maman. Ms. Solomon is the Chairwoman of the Audit Committee.

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

Under the Companies Law, the audit committee may not include the chairman of the board, any director employed by the company or who regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, as each term is defined in the Companies Law. In addition, the audit committee may not include any director employed by the company’s controlling shareholder or by a company controlled by such controlling shareholder, or who provides services to the company’s controlling shareholder, or a company controlled by such controlling shareholder, on a regular basis, or a director whose main livelihood is from the controlling shareholder. The chairman of the audit committee is required to be an external director.

Audit Committee Role

Our board of directors adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the U.S. Securities and Exchange Commission as well as the requirements for such committee under the Companies Law, including the following:

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

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether a competitive process must be implemented for the approval of certain transactions with controlling shareholders or its relative or in which a controlling shareholder has a personal interest (whether or not the transaction is an extraordinary transaction), under the supervision of the audit committee or other party determined by the audit committee and in accordance with standards to be determined by the audit committee, or whether a different process determined by the audit committee should be implemented for the approval of such transactions (see “—Fiduciary duties and Approval of Related Party Transactions under Israeli law”);

●	determining the process for the approval of certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest that the audit committee has determined are not extraordinary transactions but are not immaterial transactions;

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

Under the Companies Law a quorum of the audit committee for discussion and approval requires the presence of a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee

Our Compensation Committee currently consists of Ms. Solomon (external director), Mr. Lapidot (external director) and Mr. Ofer Greenberger.

Ms. Solomon is the chairwoman of the compensation committee. Our board of directors adopted an audit committee charter that sets forth the responsibilities of the audit committee.

Under the Companies Law, the compensation committee is required to be comprised of at least three directors, including all of the external directors. The additional members of the Compensation Committee must be directors that receive compensation subject to the provisions and limitations set forth in the Regulations. Under the Companies Law, an external director must serve as the chairman of the Compensation Committee and the external directors shall constitute a majority of our compensation committee.

Our compensation committee’s duties include, among other things:

●	recommending to the board of directors for its approval (i) a compensation policy; (ii) whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. See “—Compensation Policy under the Companies Law.” In addition, the compensation committee is required to periodically examine the implementation of the compensation policy;

●	the approval of the terms of employment and service of office holders (including determining whether the compensation terms of a candidate for chief executive officer of the company need not be brought to approval of the shareholders); and

●	reviewing and approving grants of options and other incentive awards to persons other than office holders to the extent such authority is delegated by our board of directors, subject to the limitations on such delegation as provided in the Israeli Companies Law.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy that applies to its office holders approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy, which must be approved at least once every three years, or five years after a company’s initial public offering, requires the approval of the general meeting of the shareholders. In public companies such as our company, shareholder approval by a majority vote of the ordinary shares present and voting at a meeting of shareholders called for such purpose is required, provided that either: (i) such majority includes the majority of the votes of those shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation policy, who voted at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in clause (i) does exceed 2% of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is in the best interests of the company.

Our current compensation policy was approved by our shareholders at our annual general meeting held on December 19, 2022.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy relates to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It also considers, among other things, the Company’s risk management, size and the nature of its operations. The compensation policy furthermore considers the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

●	if the terms of employment include variable components — the possibility of reducing variable compensation at the discretion of the board of directors, and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of his or her compensation during such service period, the Company’s performance during that period of service, the person’s contribution towards the Company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

In addition, in according with the Companies Law, our Compensation Policy includes the following principles:

●	the link between variable compensation (e.g., bonuses) and long-term performance and measurable criteria (i.e., variable compensation must be determined based on long-term performance and measurable criteria). Only “non-material” portion of variable compensation may be determined based on criteria that is not measurable, taking into account office holders’ contribution to the company;;

●	the ratio of variable to fixed compensation, and the ceiling for the value of variable compensation, which is determined at the time of payment, except that the ceiling for equity-based compensation is determined at the time of grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation while referring to appropriate a long-term perspective based incentives; and

●	maximum limits for severance compensation.

Compensation of Directors

Under the Companies Law, the compensation of our directors requires the approval of our Compensation Committee, the subsequent approval of the board of directors and, unless exempted under the Regulations, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “—Fiduciary duties and approval of specified related party transactions under Israeli law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Acts and Transactions.”

The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the Company, all of which is to be determined by the board of directors.

External directors are entitled to remuneration subject to the provisions and limitations set forth in the Regulations.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. The role of the internal auditor is, among other things, to examine our compliance with applicable law and orderly business procedures.

Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of the date of this annual report on Form 20-F, the board of directors has not appointed an internal auditor, and the Company is therefore not currently in compliance with the requirements of the Companies Law. Due to such non-compliance with the Companies Law, the Company may be subject to third parties’ and/or shareholders’ claims under the Israeli Torts Ordinance New Version) 5728-1968.

Fiduciary duties and Approval of Related Party Transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. Each person listed in the table under “Directors and Senior Management” is an office holder under the Companies Law. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to (i) obtain information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position and (ii) all other important information pertaining to these actions.

The duty of care includes a duty to use reasonable means to obtain:

●	information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to such action.

The duty of loyalty requires an office holder to act in good faith and in the best interests of the company, and includes, among other things, the duty to:

●	refrain from any conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest a sufficient amount of time before the date for discussion of approval of such act.

Disclosure of Personal Interests of an Office Holder and Approval Certain Transactions

The Companies Law requires that an office holder promptly disclose to the company any “personal interest” that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy, discretionary or otherwise, even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, extraordinary transactions that require approval are defined as any of the following: a transaction other than in the ordinary course of business; a transaction that is not on market terms; or a transaction that may have a material impact on a company’s profitability, assets or liabilities.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee shall not be present at such a meeting or vote on that matter unless, with respect to an office holder, the chairman of the audit committee or board of directors (as applicable) determines that the office holder should be present during the discussions in order to present the transaction that is subject to approval (provided that the office holder may not vote on the matter). If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof. If a majority of the members of the board of directors has a personal interest in the approval of a transaction, shareholder approval is also required for such transaction.

The amendment of an existing related-party transaction requires only the approval of the audit committee, provided the committee determines that the amendment is not material in relation to the existing arrangement.

Approval of Transactions with Officer Holders

If it is determined that an office holder has a personal interest in a transaction that is not an extraordinary transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an act by the office holder that would otherwise be deemed a breach of his or her duty of loyalty, provided that the transaction is in the company’s best interest and the office holder acted in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors.

Compensation of Officers Other than the Chief Executive Officer

Pursuant to the Companies Law, compensation arrangements such as insurance, indemnification or exculpation arrangements with office holders (other than the chief executive officer) or directors require approval first by the compensation committee, then by the board of directors, according to the company’s compensation policy.

In special circumstances, the compensation committee and the board of directors may approve compensation arrangements inconsistent with the company’s compensation policy, subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Israeli Companies Law and such arrangement must be approved by a majority vote of the shares present and voting at a shareholders meeting on the matter, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed two percent of the company’s aggregate voting rights (“Special Majority Vote for Compensation”). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy by the Special Majority Vote for Compensation, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision if each of the compensation committee and the board of directors discuss the arrangement again, analyze the shareholders’ objection and provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder (other than the chief executive officer) who is not a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to Regulations, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer and the company’s compensation policy determines that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (ii) the engagement terms are consistent with the company’s compensation policy.

Compensation of Chief Executive Officer

Pursuant to the Companies Law, compensation of a public company’s chief executive officer generally requires the approval of first, the company’s compensation committee, second, the company’s board of directors and third (except for a number of exceptions), the company’s shareholders by the Special Majority for Compensation. Compensation arrangements with the Chief Executive Officer must comply with the company’s compensation policy. However, if the shareholders of the company do not approve a compensation arrangement with a chief executive officer by the Special Majority Vote for Compensation, the compensation committee and the board of directors may in special circumstances, override the shareholders’ decision if each of the compensation committee and the board of directors discuss the arrangement again, analyze the shareholders’ objection and provide detailed reasons for their decision. Notwithstanding the above, the compensation committee is authorized to refrain from submitting a proposed compensation arrangement with a Chief Executive Officer candidate for shareholder approval, if (a) doing so would jeopardize the company’s engagement of the candidate and (b) the proposed arrangement complies with the company’s compensation policy.

According to regulations promulgated under the Companies Law, the renewal or extension of an existing arrangement with a chief executive officer shall not require shareholder approval if (i) the renewal or extension is not beneficial to the chief executive officer as compared to the prior arrangement or there is no substantial change in the terms and other relevant circumstances; and (ii) the engagement terms are consistent with the company’s compensation policy and the prior arrangement was approved by the shareholders by the Special Approval for Compensation.

Compensation of Directors

Arrangements regarding the compensation of a director require the approval of the compensation committee, board of directors and (except for a number of exceptions) shareholders by ordinary majority, in that order. The approval of the compensation committee and board of directors must be in accordance with the compensation policy. In special circumstances, the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Israeli Companies Law and that shareholder approval was obtained by the Special Approval for Compensation.

With respect to compensation of an officer (including chief executive officer) or director who is also a controlling shareholder, see “— Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.”

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, and in the context of a transaction involving a shareholder of the company, includes also a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement with a controlling shareholder or a relative thereof, directly or indirectly (including through a corporation controlled by a controlling shareholder), for the provision of services to the company and his or her terms of employment or service as an office holder or employment as other than an office holder, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of service or employment by the company as an office holder, an employee or service provider; (ii) the board of directors; and (iii) the shareholders, in that order. The shareholder approval requires one of the following:

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

Each shareholder voting on the approval of an extraordinary transaction with a controlling shareholder must inform the company prior to voting whether or not he or she has a personal interest in the approval of the transaction, otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for purposes of the proposal.

To the extent that any such transaction with a controlling shareholder or his relative is for a period extending beyond three years, shareholder approval is required once every three years, unless, in respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable under the circumstances.

The compensation committee and board approval for arrangements regarding the terms of service or employment of a controlling shareholder must be in accordance with the company’s compensation policy. In special circumstances the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Israeli Companies Law and that shareholder approval was obtained by the Special Majority Vote for Compensation.

Pursuant to regulations promulgated under the Israeli Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, relating to terms of service or employment that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. In addition, disclosure of a personal interest in a private placement of a public company (including disclosure of any material fact or document) is required by (i) a shareholder holding 5% or more of the company’s issued and outstanding capital or its voting rights whose holdings will increase as result of the private placement and a shareholder who will hold 5% or more of the company’s issued and outstanding capital or its voting rights as a result of the private placement, if 20% or more of the company’s outstanding share capital prior to the private placement is issued in the private placement and the payment for which is not only in cash or listed securities or the transaction is not on market terms; and (ii) a person or entity that will become a controlling shareholder as a result of the private placement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, voting at general meetings of shareholders on the following matters:

●	an amendment to the company’s articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company, including any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

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

Under the Companies Law and the Securities Law, 5738—1968 (the “Securities Law”), a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events and described above amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder in connection with an administrative procedure under the Securities Law; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a financial liability imposed on the office holder in favor of a third party;

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder or certain compensation payments to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Securities Law.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “— Fiduciary duties and Approval of Related Party Transactions under Israeli law.” However, the insurance of office holders shall not require shareholder approval and may be approved only by the compensation committee, if the engagement terms are determined in the company’s compensation policy and that policy was approved by the shareholders by the Special Approval for Compensation, provided that the policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders as permitted under the Companies Law and the Israeli Securities Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this annual report on Form 20-F, no claims for directors’ and officers’ liability insurance have been filed under this policy, we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

We have entered into agreements with our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by law and our Articles of Association, to the extent that these liabilities are not covered by insurance, all subject to limited exceptions.  Indemnification for any monetary liability incurred by or imposed on a director or officer in favor of a third party is limited to certain events that were determined as foreseeable by our Board of Directors based on our operations, as set forth in the indemnification agreements. Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to all of our directors and offices together based on such indemnification agreements is $5,000,000. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D. Employees

As of December 31, 2022, we had 11 full time employees in PVN and one full time employee in Digiflex, all of whom were located in Israel. Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment of our Israeli employees. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans in accordance with the applicable Israeli legal requirements.

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

E. Share Ownership

Share Ownership by Directors and Executive Officers

For information regarding beneficial ownership of our ordinary shares by our directors and executive officers, see “Item 7 A. Major Shareholders and Related Party Transactions — Major Shareholders”.

Share Option Plan

For information on our share option plan, see “Item 6 B. — Compensation — Incentive Compensation Plan”.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 15, 2023, by:

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of  May 15, 2023, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 163,277,647 ordinary shares outstanding as of May 15, 2023.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of our shareholders have different voting rights from other shareholders.

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
GTRIMG Investments Ltd.	69,129,160	(1)	40.24%
Legov Ltd.	38,370,282	(2)	22.75%
Teuza – A Fairchild Technology Venture Ltd.	29,838,107	(3)	17.84%
Y.T.Y. Lenny Investments Ltd.	13,695,182	(4)	8.21%

Directors and executive officers who are not 5% holders:
Dov Farkash, Chairman of the Board	939,164	(5)	*
Avi Magid, Chief Executive Officer and Director	—		—
Fernando de la Vega, Chief Technology Officer and Director	5,801,534	(6)	3.46%
Ofer Greenberger, Director	325,000	(7)	*
Keinan Maman, Director	—		—
Orly Solomon, External Director	1,408,746	(8)	*
Ido Lapidot, External Director	1,408,746	(9)	*
Evyatar Cohen, Chief Financial Officer	1,878,327	(10)	1.14%

Directors and executive officers as a group (8 persons)	11,761,517		7.08%

*	Represents less than 1.0% beneficially held.

(1)	Includes (i) 60,557,732 ordinary shares beneficially owned by GTRIMG Investments Ltd., a company incorporated under the laws of the State of Israel (“GTRIMG”), which is wholly-owned by TRIMG Communication International Ltd., a company incorporated under the laws of the State of Israel, (“GTRIMG Communication”), which itself is wholly-owned by GTRIMG Ltd., a company incorporated under the laws of the British Virgin Islands (“GTRIMG Ltd.” and together with GTRIMG and GTRIMG Communication, the “GTRIMG Entities”), which itself is wholly-owned by GTRIMG Foundation, a foundation incorporated under the laws of the Principality of Liechtenstein, the beneficiaries of which are Messrs. Talia Zeevi, Rami Zeevi, Yael Zeevi Shoer, Michal Zeevi Bender and Gur Zeevi, and (ii) 8,571,428 ordinary shares issuable upon exercise of outstanding warrants held by GTRIMG currently exercisable or exercisable within 60 days as of May 15, 2023.

(2)	Includes (i) an aggregate 29,798,854 ordinary shares held by Legov Ltd, GlenRock Israel Ltd, Insight Capital Ltd (collectively, the “LR Entities”) and Leon Recanati, and (ii) 8,571,428 ordinary shares issuable upon exercise of outstanding warrants held by Insight Capital Ltd. currently exercisable or exercisable within 60 days as of May 15, 2023. Leon Recanati is the beneficial owner of the ordinary shares held by the LR Entities and underlying the warrants held by Insight Capital Ltd.

(3)	Includes (i) 25,552,393 ordinary shares beneficially owned, and (ii) 4,285,714 ordinary shares issuable upon exercise of outstanding warrants currently exercisable or exercisable within 60 days as of May 15, 2023.

(4)	Includes (i) an aggregate 7,980,897 ordinary shares held by Y.T.Y. Lenny Investments Ltd. and Sullam Holdings L.R Ltd., and (ii) 5,714,285 ordinary shares issuable upon exercise of outstanding warrants held by Sullam Holdings L.R Ltd. currently exercisable or exercisable within 60 days as of May 15, 2023. Lenny Recanati is the beneficial owner of the ordinary shares held by Y.T.Y. Lenny Investments Ltd. and Sullam Holdings L.R Ltd. and the ordinary shares underlying the warrants held by Sullam Holdings L.R. Ltd.

(5)	Represents options to purchase 939,164 ordinary shares currently exercisable or exercisable within 60 days as of May 15, 2023.

(6)	Includes (i) 1,336,140 ordinary shares beneficially owned, and (ii) options to purchase 4,465,394 ordinary shares currently exercisable or exercisable within 60 days as of May 15, 2023.

(7)	Represents options to purchase 325,000 ordinary shares currently exercisable or exercisable within 60 days as of May 15, 2023.

(8)	Represents options to purchase 1,408,746 ordinary shares currently exercisable or exercisable within 60 days as of May 15, 2023.

(9)	Represents options to purchase 1,408,746 ordinary shares currently exercisable or exercisable within 60 days as of May 15, 2023.

(10)	Represents options to purchase 1,878,327 ordinary shares currently exercisable or exercisable within 60 days as of May 15, 2023.

Record Holders

Based on the information provided to us by our transfer agent, as of May 15, 2023, 18 registered holders (holding approximately 3.63% of our ordinary shares) were U.S. domiciled holders (including CEDE & Co. as nominee for the Depository Trust Company, which held approximately 2.13% of our outstanding ordinary shares as of said date).

Significant Changes in Ownership of Major Shareholders

To our knowledge, in 2022 (i) each of the following ceased to be the beneficial owner of more than 5% of our outstanding shares: Slobel NV, Terra Venture Partners and Fineline PCB (Cyprus) Ltd.; and (ii) Y.T.Y. Lenny Investments Ltd. became a beneficial owner of more than 5% of our outstanding shares.

To our knowledge, there were no significant changes in the percentage of beneficial ownership held by our major shareholders during 2021.

To our knowledge, each of the following ceased to be the beneficial owner of more than 5% of our outstanding shares in 2020: Hypermarketing Inc.; Y.T.Y. Lenny Investments Ltd.; Fernando de la Vega; Amnon Mandelbaum; Bio Rad Laboratories Inc.; Ariel Lijtenstein; and ProSeed - Venture Capital Fund.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2022:

Employment and Services Agreements. Employment and services agreements entered into with our executive officers and our Active Chairman, as described above under “Item 6 B. — Compensation — Employment or Service Agreements with Senior Managers.”

Indemnification and Exculpation Agreements with Directors and Executive Officers. Customary indemnification and exculpation agreements entered into with our directors and executive officers, as described above under “Item 6 C. — Board Practices — Exculpation, Insurance and Indemnification of Office Holders.”

Option Agreements with Directors and Executive Officers. Option Agreements entered into with our directors and executive officers, as described above under “Item 6 E. — Share Ownership — Incentive Compensation Plan”.

Consultancy Agreement with Ram Zeevi. On May 15, 2018, the Company entered into a consultancy agreement with RINC Green Ltd. (“RINC Green”), as amended on April 30, 2019 (the “Ram Zeevi Consultancy Agreement”), pursuant to which Mr. Zeevi provides the Company with services in the field of business development in accordance with pre-approved monthly work plans, which include introduction of potential business partners and investors as well as assistance in negotiations of business and investment terms. Pursuant to the terms of the Ram Zeevi Consultancy Agreement, RINC Green is currently entitled to a gross monthly fee in the amount of $5,000 (25 hours per month at $200 per hour rate) plus VAT and to reimbursement of out-of-pocket expenses related directly to the provision of the consultancy services subject to prior written approval of the chief executive officer, to reimbursement of travel international travel and board expenses at the same standard as our chief executive officer and to an additional per-day fee equivalent to four hours per day abroad plus VAT. Either the Company or RINC Green may terminate the agreement at any time for any reason by providing a 30-day prior written notice. RINC Green ceased providing the above monthly service in January 2019. Ram Zeevi is the son of Gad Zeevi, who is the controlling shareholder of GTRIMG, our controlling shareholder.

In addition to the foregoing, RINC Green is entitled to receive (none of which were received so far):

●	A one-time payment in the amount of $25,000 (plus VAT) upon an equity investment exceeding $500,000 by an investor that was introduced to the Company by Mr. Zeevi;

●	$150,000 in cash (plus VAT) and options to purchase the Company’s ordinary shares upon an equity investment or execution of business contract resulting in at least $2,000,000 in proceeds (or revenues) by an entity introduced to the Company by Mr. Zeevi, whereby the number of options will be calculated by dividing $150,000 by the average ordinary share price during the period of 90 days prior to the date upon which the Investment is actually made with an exercise price per share of NIS 0.01; and

●	An equity based award to be granted upon of an Exit Event, in accordance with the following calculation:(i) 0.4% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $30,000,000 but less than $50,000,000, or (ii) 1.0% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $50,000,000. In the event that the Company terminates the Ram Zeevi Consultancy Agreement other than for Cause, and the Exit Event occurs within a period of six months of said termination, RINC Green will be entitled to the foregoing equity-based award. For the definition of Exit Event, see “Item 6 B – Compensation of Executive Officers and Directors as a Group – Employment or Service Agreements with our Active Chairman, Chief Executive Officer, Chief Technology Officer and, Chief Financial Officer.”

On October 2, 2018, we granted to RINC Green options to purchase up to 120,000 of our ordinary shares, at an exercise price per share of $0.27. The options vested over a period of three years, with one third of the options vesting on September 30, 2019, and the remaining two thirds of the options vesting on a quarterly basis over the remaining two years.

Financing Agreements with Existing Shareholders. Agreements entered into with certain existing shareholders in connection with private placements of our securities, as described above under “Item 5 B. — Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

For additional information, see Note 13 to our consolidated financial statements for the year ended December 31, 2022, included elsewhere in this annual report on Form 20-F.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. Financial Information.

A. Consolidated Financial Statements and Other Financial Information.

See “Item 18. Financial Statements” for the consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings that arise through the normal course of business. As of the date of this filing, we are not a party to any material legal proceedings nor are we aware of any such pending or threatened legal proceedings.

We are not aware of any material legal proceedings in which any of our directors, officers or affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to ours or our subsidiaries.

For information regarding prior legal proceedings, see Note 9.b. to our consolidated financial statements that appear elsewhere in this annual report on Form 20-F.

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

Our ability to distribute dividends also may be limited by Israeli law. The Companies Law restricts our ability to declare dividends. Unless otherwise approved by a court, we can distribute dividends only from “profits” (as defined by the Companies Law), and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they become due. Payment of dividends may also be subject to Israeli withholding taxes. See “Item 10 – Additional Information - Memorandum and Articles of Association”.

B. Significant Changes.

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2022, until the date of the filing of this annual report.

ITEM 9. The Offer and Listing.

9.A Offer and Listing Details

Our ordinary shares were quoted on the OTC Pink under the symbol “PVNNF.” However, due to lack of available resources, we were not able to comply with our SEC periodic filing obligations for the years ended December 31, 2020 and 2021. Accordingly, as of September 29, 2021, the public quote for our ordinary shares was removed from the OTC Pink. Depending on market and other conditions and the continued development of our products, we will consider applying to have our ordinary shares quoted on the OTC Pink.

9.B. Plan of distribution

Not applicable.

9.C. Market for ordinary shares

Not applicable.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

A copy of our amended and restated articles of association is incorporated by reference attached as Exhibit 1.1 to this annual report. As of December 31, 2022, our authorized share capital consists of 1,200,000,000 ordinary shares, par value NIS 0.01 per share, of which 147,134,792 were issued and outstanding. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this annual report and is incorporated by reference into this annual report.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares do not have any preemptive rights.

Registration Number and Purposes of the Company

Our registration number with the Israeli Companies Registrar is 514287093. Our purpose is set forth in our Articles of Association and includes any lawful activity.

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

Board of directors

See “Item 6 C. Directors, Senior Management and Employees—Board Practices.”

Dividend and Liquidation Rights

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future.

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the two most recent fiscal years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

General Meetings of Shareholders and Shareholder Proposals

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in Articles of Association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power. Our Articles of Association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholder meetings.

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

Quorum

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders (not in default in payment of any sum) present in person, by proxy or written ballot who hold or represent between or among them at least 25% of the total our issued share capital. If within thirty minutes from the time appointed for the general meeting the requisite quorum is not present, the meeting shall be dissolved, but shall stand adjourned to the same day in the next week at the same time the following week and at the same place or to a later date, if so specified in advance in the notice of the general meeting. All matters for which the general meeting was summoned shall be discussed at the adjourned meeting, and subject to a limited exception, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. For special majority requirements under the Companies Law see “Item 6 C. — Board Practices”. Under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our Articles of Association also provide that a change to the provisions related to the committees of our board of directors, the number of directors, the election or removal of any director from office, the proceedings of our board of directors, mergers and business combinations, the winding up of the Company, and the amendment of our Articles of Association, require the vote of at least 60% of our outstanding share capital having the right to vote, voting in person or by proxy at such general meeting.

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

Acquisitions under Israeli law

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Pursuant to the Companies Law, if a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Board Practices — Fiduciary duties and Approval of Related Party Transactions under Israeli law.”).

In addition, under our Articles of Association, the Company shall not engage in any Business Combination with any Interested Shareholder for a period of three years following the time that such shareholder became an Interested Shareholder, unless either prior to such time the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; or upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Voting Shares of the Company outstanding at the time the transaction commenced.

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

In addition, a merger may not be completed unless at least fifty days have passed from the date that a proposal for approval of the merger was filed with the Israeli Companies Registrar and thirty days from the date on which the merger was approved by the shareholders of each party.

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital, or of a certain class of shares, is required by the Companies Law to make a tender offer to all of the company’s shareholders or the shareholders who holds shares of the same class for the purchase of all of the issued and outstanding shares of the company or of the same class, as applicable.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether the shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If the full tender offer was not accepted in accordance with the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then (i) shareholders who did not respond to or that had objected to the offer may accept the offer within four days of the last date set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made, and (ii) the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

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

Shares purchased in contradiction to the tender offer rules under the Companies Law, as described above, will have no rights and will become dormant shares.

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

For details regarding the approvals required under the Israeli Companies Law for the approval of director compensation, see “Item 6 C “Directors, Senior Management and Employees — Board Practices – Fiduciary Duties and Approval of Related Party Transactions under Israeli Law.”

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described below and in Item 4. “Information on Our Company”, “Item 5 B. — Operating and Financial Review and Prospects — Liquidity and Capital Resources”, “Item 6 B. — Directors, Senior Management and Employees— Compensation,” “Item 7B. Major Shareholders and Related Party Transactions — Related Party Transactions” or elsewhere in this annual report.

Convertible Loan Agreements

For information regarding certain convertible loan agreements we entered into, all of which convertible loans have matured and (to the extent not converted) were not timely repaid by us due to financial difficulties, see Note 8 to our consolidated financial statements for the year ended December 31, 2022 that appear elsewhere in this annual report on Form 20-F.

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

The following discussion is a summary of the Investment Law following its recent amendments:

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for ’Special Preferred Enterprise’ includes less stringent conditions. The tax benefits under the 2011 Amendment also include accelerated depreciation and amortization for tax purposes.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $64 million), and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $161 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding a certain level, including, but not limited to, dividends, interest and capital gain. Pursuant to new legislation enacted recently, such tax rate was increased to 3% on annual income exceeding NIS 698,280 in 2023.

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

This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. Each of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statements by Experts.

Not applicable.

H. Documents on Display.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect this annual report on such website.

We maintain a corporate website at www.pvnanocell.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments made to employees, sub-contractors, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The majority of our expenses are denominated in NIS. In addition, we may incur operating expenses denominated in Euros, and therefore, our operating results may also be subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation (if any) of the NIS, the Euro and other foreign currencies against the U.S. dollar. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS and Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to adverse effects from such movements. The rate of inflation in Israel or Europe or in currency exchange rates may materially change and we might not be able to effectively mitigate these risks.

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

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

Certain convertible loans that we received from certain lenders during 2017 and onwards matured in accordance with their respective terms and such lenders did not exercise their conversion rights in full prior to their maturity date and therefore, such loans became repayable by us in cash at such time. We did not timely repay such loans due to financial difficulties and therefore, we are currently in default under those convertible loan agreements. As of December 31, 2022, we have recorded a liability in the amount of approximately $1.5 million (including principal and interest) with respect to such convertible loans. For additional information, see Note 8 to the audited consolidated financial statements for the year ended December 31, 2022 included elsewhere in this annual report on Form 20-F.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022 as a result of the material weaknesses identified in our internal control over financial reporting. These material weaknesses are discussed in “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on such assessment, management has concluded that, as of December 31, 2022, our internal control over financial reporting is ineffective due to (among other things) the following material weaknesses : (i) significant parts of entity level controls are missing, (ii) lack of segregation of duties, (iii) controls’ effectiveness testing was predominantly not performed, among other things due to nonperformance of controls or absence of evidence for controls’ performance, and (iv) non-remediation of material weaknesses identified in prior years.

Due to lack of resources, during 2022, as in previous years, we were unable to implement in any material respect our remediation plans for the material weaknesses identified in prior years. We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies, provided that we have the resources to implement them.

(c) Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert.

Our board has determined that Ms. Orly Solomon, who serves as the chair of our audit committee, is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial sophistication as defined by the Nasdaq Listing Rules. Ms. Solomon is an independent director as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Nasdaq Listing Rules. For Ms. Solomon’s relevant experience, see “Item 6 A. — Directors and Senior Management”.

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

ITEM 16C. Principal Accountant Fees and Services.

On April 7, 2022, our shareholders approved the appointment of Ilanit Halperin, CPA (“Halperin”) as our independent registered public accountants for the fiscal years ended December 31, 2020 and 2021. On April 14, 2023, our shareholders approved the appointment of Ziv Haft (BDO Member Firm) (“BDO”) as our independent registered public accounting firm for the year ended December 31, 2022.

The following table presents the aggregate fees by categories specified below for professional services rendered by Halperin as our independent registered public accountants for the year ended December 31, 2021 and by BDO as our independent registered public accounting firm for the year ended December 31, 2022.

	Year ended December 31,
	2022	2021
Audit Fees	$135,000	$95,000
Tax fees	20,000	20,000
Total	$155,000	$115,000

Audit fees. Consist of aggregate fees for the audit of our annual consolidated financial statements. This category also includes services that the independent accountant generally provides, such as consents, assistance with, and review of documents filed with the SEC (as applicable).

Tax fees. Consist of aggregate fees for professional services to be rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee authorized all auditing and non-auditing services provided by Halperin during 2021 and BDO during 2022 and the fees for such services.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

ITEM 16F. Change in Registrant’s Certifying Accountant.

At the Company’s annual general meeting of the shareholders held on April 7, 2022, the Company’s auditor, Halperin, was appointed to serve as the Company’s independent auditor with respect to the audit of the Company’s financial statements for the years ended December 31, 2021 and 2020.

In February 2023, each of our Audit Committee and Board of Directors approved the appointment of BDO as the Company’s independent auditors to audit our consolidated financial statements for the year ended December 31, 2022 and for such additional period until the annual general meeting of shareholders to be held on or prior to December 31, 2023. The approval of the appointment of BDO by our Audit Committee and Board of Directors was made after an evaluation process and consideration by the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Halperin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. On April 14, 2023, the Company’s shareholders ratified and approved the appointment of BDO as the Company’s independent auditors for the audit of our consolidated financial statements for the year ended December 31, 2022 and for such additional period until the next annual general meeting of shareholders.

The reports of Halperin on our consolidated financial statements as of and for the years ended December 31, 2021, and 2020 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report on the consolidated financial statements of the Company for the years ended December 31, 2021 and 2020 contained an uncertainty about the Company's ability to continue as a going concern.

During the years ended December 31, 2021, and 2020, there were no disagreements with Halperin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Halperin satisfaction, would have caused Halperin make reference to the subject matter thereof in connection with its reports for such years.

We provided Halperin with a copy of this annual report and requested a letter addressed to the SEC indicating whether or not it agrees with the above disclosures. A copy of Halperin CPA’s letter dated May 15, 2023 is attached as Exhibit 4.18 to this annual report.

During the two fiscal years ended December 31, 2021 and 2020, and through the subsequent interim period to April 14, 2023, neither the Company nor anyone on its behalf consulted BDO with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that BDO concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with Halperin (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G. Corporate Governance.

Not applicable.

ITEM 16H. Mine Safety Disclosure.

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policy.

Not applicable.

PART III

ITEM 17. Financial Statements

Not Applicable.

ITEM 18. Financial Statements.

Please refer to the consolidated financial statements beginning on page F-1. The following consolidated financial statements, its schedules and related notes are filed as part of this annual report on Form 20-F.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

IN U.S. DOLLARS

- - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

P.V. Nano Cell Ltd,

Migdal Ha’Emek, Israel.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of P.V. Nano Cell Ltd. (the “Group”) as of December 31, 2022 and the related consolidated statements of comprehensive loss, stockholders’ deficit, and cash flows for the year ended December 31, 2022 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As described in Note 1.b to the consolidated financial statements, the Group has suffered recurring losses, negative cash flows from operations since inception and is in default in repayments of its convertible notes and does not have sufficient capital to repay such obligations which are currently due. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Group Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Ziv Haft

Certified Public Accountants (Isr.)

We have served as the Group’s auditor since 2023

PCAOB ID 1185

Tel Aviv, Israel

May 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

P.V. NANO CELL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of P.V. Nano Cell Ltd. and its subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit), and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.b. to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Halperin Ilanit.

Certified Public Accountants (Isr.)

PCAOB number 650100001

Tel Aviv, Israel

June 21, 2022

We have served as the Company’s auditor since 2022 to 2023

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars

	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash	$362,609	$19,437
Restricted cash	4,984	5,627
Accounts receivable, net	110,687	46,613
Other current assets	230,319	252,790
Inventory, net	38,730	68,421

Total current assets	747,329	392,888

NON-CURRENT ASSETS:
Property and equipment, net	125,548	91,658
Intangible asset, net	—	2,536,548
Goodwill	3,026,036	3,026,036
Right of use asset	135,107	—

Total non-current assets	3,286,691	5,654,242

Total assets	4,034,020	6,047,130

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Short term bank credit	—	69,877
Short term loans	—	234,004
Trade payables	508,716	626,271
Employees and payroll accruals	694,709	1,184,185
Accrued expenses and other current liabilities	2,577,711	2,782,888
Convertible loans	1,470,213	1,637,577
Warrants presented at fair value	—	17,296
Current maturity of lease liability	60,071	—

Total current liabilities	5,311,420	6,552,098

NON-CURRENT LIABILITIES:
Capital note	40,000	40,000
Warrants presented at fair value	15,459	89,679
Israel Innovation Authority	—	381,216
Lease liability, net of current maturity	75,036	—

Total non-current liabilities	130,495	510,895

Total liabilities	5,441,915	7,062,993

Commitment and Contingencies (Note 9)

SHAREHOLDERS’ DEFICIT:
Ordinary shares of NIS 0.01 par value - Authorized: 1,200,000,000 as of December 31, 2022 and 2021, respectively; Issued and outstanding: 147,134,792 and 90,205,191 ordinary shares as of December 31, 2022 and 2021, respectively	441,590	270,750
Additional paid in capital	38,856,908	34,910,233
Treasury stocks	(122,482)	(122,482)
Accumulated deficit	(40,583,911)	(36,074,364)

Total shareholders’ deficit	(1,407,895)	(1,015,863)

Total liabilities and shareholders’ deficit	$4,034,020	$6,047,130

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars

	Year ended December 31,
	2022	2021	2020

Revenues	$603,359	$568,704	$761,319

Cost of revenues	375,877	271,817	307,713
Amortization of intangible assets	428,431	428,431	428,434

Gross loss (profit)	200,949	131,544	(25,172)

Operating expenses:

Research and development	705,646	783,665	926,697
Less - research and development grants	(437,045)	(315,967)	(525,838)
Research and development, net	268,601	467,698	400,859
Sales and marketing	566,896	625,031	673,986
General and administrative	1,893,179	1,345,495	1,414,370
Goodwill impairment	—	—	265,089
Intangible asset impairment	2,108,117	—	—

Total operating expenses	4,836,793	2,438,224	2,754,304

Operating loss	5,037,742	2,569,768	2,729,132
Financial expenses (income), net (Note 14)	(528,195)	(50,904)	9,814,605

Net loss	$4,509,547	$2,518,864	$12,543,737

Net loss per ordinary share:
Basic and diluted net loss per ordinary share	$0.03	$0.06	$0.49

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	129,144,562	44,453,153	25,581,000

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

U.S. dollars

	Ordinary shares
	Number of ordinary shares	Amount	Additional paid-in Capital	Treasury stocks	Accumulated deficit	Total

Balance as of January 1, 2020	24,393,218	$65,842	$19,951,632	$—	$(21,011,763)	$(994,289)

Issuance of ordinary shares in connection with conversion of convertible loans	386,735	1,111	64,634	—	—	65,745
Issuance of ordinary shares in connection with Professional service rendered	206,250	602	33,443	—	—	34,045
Issuance of Ordinary Shares as a consideration for the Jet CU purchase	2,000,000	5,848	218,352	—	—	224,200
Treasury stocks	—	—	—	(122,482)	—	(122,482)
Stock based compensation	—	—	464,773	—	—	464,773
Net loss	—	—	—	—	(12,543,737)	(12,543,737)

Balance as of December 31, 2020	26,986,203	$73,403	$20,732,834	$(122,482)	$(33,555,500)	$(12,871,745)

Issuance of ordinary shares in connection with conversion of convertible loans	57,790,416	180,399	12,897,067	—	—	13,077,466
Issuance of additional ordinary shares to former Jet CU shareholders in return for forfeiting their related warrants	5,428,572	16,948	471,959	—	—	488,907
Advance payment on the account of issuing ordinary shares	—	—	350,000	—	—	350,000
Stock based compensation	—	—	458,373	—	—	458,373
Net loss	—	—	—	—	(2,518,864)	(2,518,864)

Balance as of December 31, 2021	90,205,191	$270,750	$34,910,233	$(122,482)	$(36,074,364)	$(1,015,863)

Issuance of ordinary shares in connection with Professional service rendered	75,000	229	6,521	—	—	6,750
Issuance of Ordinary Shares	56,854,601	170,611	3,459,212	—	—	3,629,823
Stock based compensation	—	—	480,942	—	—	480,941
Net loss	—	—	—	—	(4,509,547)	(4,509,547)

Balance as of December 31, 2022	147,134,792	441,590	38,856,908	(122,482)	(40,583,911)	(1,407,895)

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,509,547)	$(2,518,864)	$(12,543,737)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	59,278	55,076	63,095
Amortization	428,431	428,431	428,434
Financial expenses in connection with convertible loans	(167,364)	7,892,632	2,597,476
Interest in connection with short term loans	819	4,004	—
Share-based compensation	480,942	458,373	464,773
Restricted shares issued for services	6,750	—	34,045
Goodwill impairment	—	—	265,089
Intangible asset impairment	2,108,117	—	—
Capital loss	—	—	43,216
Change in fair value of warrants and capital note	(91,516)	(8,112,118)	7,011,437
Change in operating assets and liabilities:
Change in accounts receivable, net	(64,074)	152,754	(112,873)
Change in other current assets	22,471	(162,681)	156,041
Change in inventory, net	29,691	16,822	17,539
Change in trade payables	(117,555)	14,142	(171,463)
Change in employees and payroll accruals	(489,476)	433,313	70,582
Change in accrued expenses and other current liabilities	(586,393)	484,690	882,589
Net cash used in operating activities	(2,889,426)	(853,426)	(793,757)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash acquired in acquisition of Jet CU (see also Note 3)	—	—	811,773
Purchase of property and equipment	(93,168)	(1,869)	(2,860)
Net cash provided by (used in) investing activities	(93,168)	(1,869)	808,913

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in in short term bank credit	(69,877)	14,032	(36,385)
Proceeds in connection with issuance of ordinary shares	3,395,000	—	—
Change in in short term loans	—	230,000	—
Proceeds from convertible loans and related warrants	—	255,000	16,748
Advance payment on the account of issuing ordinary shares	—	350,000	—
Proceeds (repayment) of short-tern bank loan	—	—	(14,489)
Net cash provided by (used in) financing activities	3,325,123	849,032	(34,126)

Decrease in cash and restricted cash	342,529	(6,263)	(18,970)
CASH AND RESTRICTED CASH AT THE BEGINNING OF THE YEAR	25,064	31,327	50,297

CASH AND RESTRICTED CASH AT THE END OF THE YEAR	$367,593	$25,064	$31,327

SUPPLEMENTAL INFORMATION AND DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Issuance of ordinary shares and warrants in connection with acquisition (see also Note 3)	$—	$—	$411,781
Conversion of convertible loans including interest to ordinary shares	$—	$13,077,466	$65,745
Conversion of short term loans including interest to ordinary shares	234,823	—	—
Right of use asset recognized with corresponding lease liabilities	135,107	—	—
Allocation of the 8,000,000 warrants FV granted to former Jet CU shareholders to the consolidated statement of shareholders’ equity (deficit) as of September 23, 2021 in exchange for 5,428,572 additional ordinary shares	$—	$488,907	$—

	December 31,
	2022	2021	2020

Cash	$362,609	$19,437	$31,327
Restricted cash	4,984	5,627	—

	$367,593	$25,064	$31,327

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:	GENERAL

a.

P.V. Nano Cell Ltd. (the “Company”) was incorporated in June 2009 under the laws of Israel. The Company along with its three fully owned Israeli subsidiaries: Nano Size Ltd. (“Nano Size”), Digiflex Ltd. (“Digiflex”) and JET CU P.C.B. Ltd. (“Jet CU”), and Digiflex’s fully owned US subsidiary Digiflex Inc (“Inc”), are mainly engaged in developing, manufacturing, marketing and commercializing conductive inks for digital inkjet conductive printing applications and manufacturing printing machines, which offer solutions for inkjet print-quality technologies. See Note 3 for additional information regarding the acquisition of Jet CU on July 26, 2020. The Company, Nano Size, Digiflex, Jet CU and Inc are jointly defined as the “Group”.

b.

Since its inception, the Group has incurred operating losses, negative cash flows from operations since inception and is in default in repayments of its convertible notes and does not have sufficient capital to repay such obligations which are currently due. During the year ended December 31, 2022, the Group used cash in operating activities of approximately $2.9 million, incurred a net loss of approximately $4.5 million and had a total accumulated deficit of approximately $40.6 million as of December 31, 2022. The Group requires additional financing in order to continue to fund its current operations and to pay existing and future liabilities.

The Group intends to finance operating costs over the next twelve (12) months through issuance of equity securities or debt and by increasing its inflow from revenue. The Group is currently negotiating with third parties in an attempt to obtain additional sources of funds. The satisfactory completion of these negotiations is essential to provide sufficient cash flow to meet current operating requirements. However, the Group cannot give any assurance that it will be able to achieve a level of profitability from the sale of its products to sustain its operations in the future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

b.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Group’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

On an ongoing basis, the Group’s management evaluates estimates, including those related to fair values of stock-based awards, warrants to purchase the Group’s ordinary shares and capital note. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Consolidated financial statements in U.S. dollars:

The accompanying consolidated financial statements have been prepared in U.S. dollars (“dollar” or “dollars”).

A substantial portion of the Group’s costs are incurred in New Israeli Shekels (“NIS”). However, the Group finances its operations mainly in dollars and a majority of the Group’s revenues are denominated in dollars. As such, the Group’s management believes that the dollar is the currency of the primary economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries, and intercompany transactions and balances have been eliminated upon consolidation.

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

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

%
Computers	15 – 33
Equipment	7 – 33
Office furniture	7 – 15
Leasehold improvements	(*)

(*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected life of the improvement.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Property and equipment (cont.):

Long-lived assets of the Group are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group did not record any impairment losses during the years ended December 31, 2022, 2021 and 2020.

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

Goodwill is tested for impairment on an annual basis in the fourth quarter and whenever indicators of potential impairment require an interim goodwill impairment analysis. The Group may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the quantitative impairment test is not required. However, if the Group concludes otherwise, it is then required to perform a quantitative assessment for goodwill impairment.

The Group performs its quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. If the reporting unit’s carrying value is determined to be greater than its fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired and no further testing is required.

The evaluation of goodwill impairment requires the Group to make assumptions associated with its reporting unit fair value. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

As of December 31, 2019 and onwards, the Group has early adopted the ASU 2017-04 FASB revised guidance of goodwill impairment. Under this guidance, entities that have reporting units with zero or negative carrying amount are no longer required to perform the qualitative assessment. The results of such test as of December 31, 2022, 2021 and 2020, were that the fair value was greater than the reporting unit’s negative carrying value and therefore no goodwill impairment was recorded as of this date.

As a result of the Jet CU purchase on July 26, 2020, the Company recorded a goodwill impairment of $265,089. See Note 3 for additional information.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Intangible assets:

Intangible assets and their useful lives are as follows:

Estimated useful life
Technology	Ten (10) years
Backlog	One (1) year

Intangible assets represent acquired technology and backlog. Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life, which is determined by identifying the period over which most of the cash flows are expected to be generated.

For definite life intangible assets, the Group reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Group groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Group then compares the carrying amounts of the asset or asset groups with their respective estimated undiscounted future cash flows. If the definite life intangible asset or asset group are determined to be impaired, an impairment charge is recorded at the amount by which the carrying amount of the asset or asset group exceeds their fair value.

As of December 31, 2022, the Group recorded an impairment charge of $2,108,117, which is equal to the technology, net amount that the Group recorded as part of the Digiflex purchase in 2017. The Group has ceased the marketing activities associated with this technology and expect a negative cash-flow throughout its life, which led to such impairment charge of the remaining asset, net as of December 31, 2022.

The Group did not record any intangible assets impairment during the years ended December 31, 2021 and 2020.

i.	Revenue Recognition:

The Group generated its revenues primarily from sales of inks and pastes and recognizes the revenue primarily at a point in time.

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

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Government grants:

The Group has received research and development funds and grants from the government of Israel and European grants. These amounts are recognized on an accrual basis as a reduction of research and development costs as such costs are incurred.

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

The Group accounts for share-based compensation in accordance with ASC No. 718, “Compensation – Stock Compensation,” which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Group recognizes compensation expenses for the value of its awards granted based on the straight-line attribution method over the requisite service period of each of the awards. The Group recognizes forfeitures of awards as they occur.

The Group selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The Black-Scholes option-pricing model requires a number of assumptions, of which the most significant are the expected stock volatility and the expected option term. Expected volatility was calculated based upon similar traded companies’ historical stock price movements. The Group uses the simplified method until such time as there is sufficient historical exercise data to allow the Group to make and rely upon assumptions as to the expected life of outstanding options. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically, the Group has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model.

The Group accounts for non-employee share-based awards pursuant to ASC 505-50, “Equity-Based Payments to Non-Employees.” ASC 505-50 requires the costs of goods and services received in exchange for an award of equity instruments to be recognized using the fair value of the goods and services or the fair value of the equity award, whichever is more reliably measurable. The fair value of the equity award is determined on the measurement date, which is the earlier of the date that a performance commitment is reached or the date that performance is complete. Generally, our awards do not entail performance commitments. When an award vests over time such that performance occurs over multiple reporting periods, we estimate the fair value of the award as of the end of each reporting period and recognize an appropriate portion of the cost based on the fair value on that date. When the award vests, we adjust the cost previously recognized so that the cost ultimately recognized is equivalent to the fair value on the date the performance is complete.

The fair value for options granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	2022	2021	2020

Dividend yield	0%	0%	0%
Expected volatility	80%	80%	80%
Risk-free interest	3.00%	0.81%	0.36%-1.62%
Expected life (in years)	5	5	5

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risks:

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

The Group’s accounts receivables are derived from sales mainly in Israel, Europe and the US. Concentration of credit risk with respect to accounts receivables is limited by ongoing credit evaluation and account monitoring procedures. The Group performs ongoing credit evaluations and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as known disputes, age of the receivable balance and past experience. There was no allowance for doubtful accounts as of December 31, 2022 and 2021. The Group writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense.

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

Severance expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $51,554, $53,389 and $59,087, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments:

The Group applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”) with respect to fair value measurements of all financial assets and liabilities. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

The following methods and assumptions were used by the Group in estimating the fair value of their financial instruments:

The carrying values of cash and cash equivalents, short-term bank deposits, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

The hierarchy is broken down into three (3) levels based on the inputs as follows:

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

The Group measures its warrants to purchase the Company’s ordinary shares classified as liability and the capital note at fair value. The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, trade payables and other accounts liabilities approximate their fair value due to the short-term maturity of such instruments.

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	—	—	$15,459	$15,459
Capital note	—	—	40,000	40,000

Total financial liabilities	—	—	$55,459	$55,459

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	—	—	$106,975	$106,975
Capital note	—	—	40,000	40,000

Total financial liabilities	—	—	$146,975	$146,975

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments (cont.):

The following table presents reconciliations for the Company’s liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3):

Level 3

Balance as of January 1, 2020	$1,544,112

Fair value of warrants issued	192,451
Changes in Fair value of warrants and capital note	7,011,437

Balance as of December 31, 2020	8,748,000

Allocation of the 8,000,000 warrants FV granted to former Jet CU shareholders to the consolidated statement of shareholders’ equity (deficit) as of September 23, 2021 in exchange for 5,428,572 additional ordinary shares	(488,907)
Changes in Fair value of warrants and capital note	(8,112,118)

Balance as of December 31, 2021	146,975

Changes in Fair value of warrants and capital note	(91,516)

Balance as of December 31, 2022	55,459

q.	Basic and diluted net loss per ordinary share:

Basic net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

The total number of ordinary shares related to the outstanding stock options, warrants and conversion of the outstanding convertible loans as of December 31, 2022, aggregated to 23,783,274, 30,611,525 and 14,710,663, respectively, were excluded from the calculations of diluted loss per ordinary share, since it would have an anti-dilutive effect.

r.	Contingencies:

The Group has been involved in legal proceedings and assessments and inquiries of the Israeli tax authorities from time to time. The Group records accruals for these types of contingencies to the extent that the Group concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Group will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Group accrues for the minimum amount within the range. The Group records anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Legal costs are expensed as incurred.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Leases:

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

t.	Segments:

The Group operates in one reportable segment.

u.	Recently issued accounting standards:

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

The Group is currently evaluating the impact that the adoption of ASU 2020-06 will have on the Group’s consolidated financial statement presentation or disclosures.

2.	In June 2022, the FASB issued Accounting Standards Update (“ASU”) 2022-03, Fair Value Measurement (Topic 820), Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions: to clarify that a contractual restriction on the sale of an equity security is not considered part of a unit of account of the equity security, and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments also require the following disclosures for equity securities subject to the contractual sale restrictions:

●	The fair value of equity securities subject to the contractual sale restrictions reflected on the balance sheet.

●	The nature and remaining duration of the restriction(s).

●	The circumstances that could cause a lapse in the restriction(s).

This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those financial years. The Group does not expect the adoption of ASU 2022-03 to have a significant impact on its consolidated financial statements.

3.	With the exception of the new standards discussed above, there have been no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2022, that are of significance or potential significance to the Group.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:	ACQUISITION

On July 26, 2020, the Company consummated the acquisition of 100% of the shares of Jet CU, a company that was incorporated in Israel in May 2014 and was inactive on the purchase date since its operational assets were sold few years before. The main balance sheet items as of the purchase date were cash and a liability to the Israel Innovation Authority (“IIA”) of approximately $0.8 million and approximately $1.0 million, respectively. The Company issued 2,000,000 ordinary shares and warrants to purchase 8,000,000 ordinary shares, at an exercise price of $0.26 per share, as consideration for the purchase. The warrants were exercisable until the date which is the earlier of (i) 24 months following the purchase date and (ii) a merger or acquisition transaction or an initial public offering.

The purchase price (as mentioned above) aggregated to $411,781 as follows:

$224,200 attributed to the 2,000,000 ordinary shares issued, based on the stock price as of July 26, 2020, and $187,581 to the 8,000,000 warrants (the Company used the following assumptions: 0% dividend yield, 80.0% expected volatility, 0.14% risk free rate and 2 expected life in years) issued, and such warrants were classified as liability at the issuance date. The fair value of the warrants as of December 31, 2020 aggregated to $691,473.

The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Cash and cash equivalents	$811,773
Prepaid expenses and other current assets	1,977
Balance with the Company (*)	50,000
Investment in the Company’s shares (**)	122,482
CLA provided to the Company (*)	167,188
Liability to Israel Innovation Authority	(1,006,605)
Accrued expenses and other current liabilities	(123)
Goodwill (***)	265,089
Total purchase price	$411,781

(*)	Such amount was eliminated at the consolidated level.

(**)	Such amount was recorded as treasury stock within the consolidated statements of shareholders’ equity (deficit) for the year ended December 31, 2020.

(***)	Such amount was impaired following the purchase date since Jet CU has no activity and was recorded within the consolidated statements of comprehensive loss for the year ended December 31, 2020.

In September 2021, the Company issued an additional 5,428,572 ordinary shares to the Jet CU former shareholders as an additional consideration upon their agreement to forfeit the 8,000,000 warrants that were granted to them on the purchase date.

NOTE 4:	OTHER CURRENT ASSETS

	December 31,
	2022	2021

Prepaid expenses (primarily insurance policies)*	$108,250	$149,349
Government authorities	122,069	103,354
Other*	—	87

	$230,319	$252,790

*	Reclassified

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:
Equipment	$446,189	$390,573
Computers	4,949	965
Office furniture	11,949	11,069
Leasehold improvements	22,000	23,461

	485,087	426,068

Accumulated depreciation:	359,539	334,410

Property and equipment, net	$125,548	$91,658

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020 were $59,278, $55,076 and $63,095, respectively.

NOTE 6:	INTANGIBLE ASSETS, NET

	December 31,
	2022	2021
Cost:
Technology	$4,284,315	$4,284,315
Backlog	45,996	45,996

	4,330,311	4,330,311

Accumulated amortization and impairment:
Accumulated amortization	2,222,194	1,793,763
Intangible asset impairment	2,108,117	—

	4,330,311	1,793,763

Intangible assets, net	$—	$2,536,548

Amortization expenses for the years ended December 31, 2022, 2021 and 2020 were $428,431, $428,431 and $428,434, respectively. Furthermore, as of December 31, 2022, the Group recorded an impairment charge of $2,108,117, which equals to the remaining technology net amount. See Note 2.h. for further information.

NOTE 7:	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2022	2021

Provision for professional fees	$959,654	$1,169,156
Government authorities*	1,211,885	921,726
Grants received in advance	243,956	526,578
Provision for legal claims	43,477	49,195
Other	118,739	116,233

	$2,577,711	$2,782,888

*

Such amount for both December 31, 2022 and 2021 contains primarily liability to the IIA. See Note 3 for additional information. The remainder of the liability towards the IIA as of December 31, 2021 is presented in a separate line item within the non-current liabilities according to the related settlement. See Note 9.a.1. for additional information.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:	LOANS AND CONVERTIBLE BRIDGE FINANCING

a.

In August 2017, the Company entered into several Securities Purchase Agreements with new investors and additional existing shareholders (collectively, the “CLA August 2017”), pursuant to which the Company issued and sold to such holders senior secured convertible notes in an aggregate principal amount of $905,555 in consideration for an aggregate subscription amount of $774,400 net of issuance costs of $40,600.

As part of the CLA August 2017, the Company also issued to the lenders five-year warrants to purchase an aggregate 905,555 ordinary shares, at an exercise price of $1.20 per ordinary share. The Company classified the warrants as liabilities due to their nature in the amount of $492,034 (the Company used the following assumptions: 0% dividend yield, 69% expected volatility, 2.16% risk free rate and 4.64 expected life in years). As of December 31, 2021, the fair value of the warrants amounted to $5,841. The warrants were forfeited during 2022.

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. The notes mature after 14-24 months and may be converted into ordinary shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00, but it was adjusted in January 2018 to $0.50, in October 2018 to $0.17 and further adjusted in September 2021 to $0.07. The Company accounted for the convertible loans in accordance with ASC 470-20, “Debt with conversion and other Options.” According to ASC 470-20-30-8, since the intrinsic value of the beneficial conversion feature (“BCF”) exceeds the entire proceeds of the convertible loan, the Company allocated the entire proceeds to the BCF as additional paid in capital. During 2022 and 2021, $0 and $84,758 of the convertible notes were converted into 0 and 498,758 ordinary shares, respectively. The Company may require mandatory conversion of the notes in certain circumstances and pay the convertible note in cash upon event of fundamental transaction and change of control transaction as described in the convertible note agreement.

In connection with the convertible loan agreement signed in October 2018 as described in section c. below, the lenders in the CLA August 2017 agreed to extend the original maturity date for an additional 24 months. In addition, the Company issued to certain participants in the CLA August 2017 additional four-year warrants to purchase in the aggregate 1,659,971 ordinary shares at an exercise price of $0.17. The Company classified the warrants as liabilities in the amount of $42,591. As of December 31, 2021, the fair value of the warrants amounted to $11,359. The warrants were forfeited during 2022.

The CLA August 2017 was required to be repaid by October 2020. The majority of the lenders did not exercise their conversion right under the convertible loans prior to the repayment date and therefore, the outstanding amounts (principal and interest) became repayable in cash at such time. The Company did not timely repay such loan amounts due to financial difficulties and therefore, the Company is in default under those agreements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

b.

On May 8, 2018, the Company entered into a Share Purchase Agreement with an existing shareholder (collectively, the “CLA May 2018”), pursuant to which the shareholder provided the Company with an 18-month convertible loan in an aggregate principal amount of $170,000 and received from the Company warrants to purchase 170,000 ordinary shares at an exercise price of $0.50 per ordinary share. The loan amount is convertible into ordinary shares at a conversion price of $1.00 per ordinary share. The loan includes a 10% original issue discount and bears interest of 6% per annum. In accordance with the accounting guidance on convertible instruments, the BCF of $15,300 was recognized in additional paid in capital. The warrants may be exercised, in whole or in part, for a period of five (5) years. Such warrants were classified as equity due to their nature, their fair value upon issuance date amounted to $65,718 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.80% risk free rate and 5 expected life in years).

The CLA May 2018 was required to be repaid by November 2019. This lender did not exercise its conversion right under the convertible loans prior to the repayment date and therefore, the outstanding amount (principal and interest) became repayable in cash as such time. The Company did not timely repay such loan due to financial difficulties and therefore, the Company is in default under this agreement.

c.

On October 10, 2018, the Company entered into a Convertible Loan Agreement with an existing investor who invested relatively low amounts previously (the “CLA October 2018”). Pursuant to this agreement, the investor provided the Company a convertible loan in an aggregate principal amount of $1,000,000 at an exercise price as defined in the convertible loan agreement but no less than $0.17. The convertible loan bears an interest rate at Israeli prime plus 4% per annum. Under the terms of the CLA October 2018, the investor was granted an option to lend the Company an additional amount up to $2,000,000 (the “Additional Loan Amount”) and the Company also issued to the investor a warrant to purchase ordinary shares for an aggregate purchase price of $5,000,000, and undertook to issue an additional warrant conditioned upon the investment of the Additional Loan Amount to purchase ordinary shares for an aggregate purchase price of up to $5,000,000 calculated pro-rata to the amount out of the Additional Loan Amount actually provided.

In March, April, August and December 2019 such investor provided to the Company additional amounts of $500,000, $500,000, $100,000 and $150,000, respectively on account of the Additional Loan Amount (the “CLA March-December 2019”). The Company determined that the $100,000 received in August 2019 contained a BCF of $21,445 and recorded such BCF in the additional paid in capital in the year ended December 31, 2019. The Company also issued to the investor for the aggregate $1,250,000 Additional Loan Amount a warrant to purchase ordinary shares for an aggregate purchase price of $3,125,000. Such convertible loans bears same terms as the CLA October 2018.

In July 2020, this investor provided to the Company an additional $16,748 on account of the Additional Loan Amount (the “CLA July 2020”) and the Company granted the investor a warrant to purchase ordinary shares for an aggregate purchase price of $83,740. The terms of that convertible loan and the associated warrants are the same as those of the CLA October 2018.

The CLA October 2018, CLA March-December 2019 and CLA July 2020 were required to be repaid by the Company in October 2020. This lender did not exercise its conversion right under such convertible loans prior to their repayment date and therefore, they became repayable in cash as such time. The Company did not timely repay such loans due to financial difficulties and therefore, the Company is in default under those agreements.

On September 23, 2021, all those CLAs (principal plus the accrued interest as of that date) were converted into ordinary shares and all the related warrants were cancelled. See Note 11.b.5. for additional information.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

d.

On November 10, 2018, the Company entered into several convertible loan agreements with existing shareholders (collectively, the “CLA November 2018”), pursuant to which they provided the Company with convertible loans in an aggregate principal amount of $225,000. The convertible loans bear an interest rate at Israeli prime plus 4% per annum. Under those agreements, the Company issued to the lenders warrants to purchase ordinary shares for an aggregate purchase price of $1,125,000. The conversion price for both the loan amount and the warrants is defined in the convertible loan agreement but no less than $0.17.

The granted warrants were classified as a liability at the issuance date, their fair value aggregated to $79,227 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.87% risk free rate and 2 expected life in years). As of December 31, 2019, the fair value of the warrants amounted to $50,510. The warrants were forfeited during 2020.

The CLA November 2018 was required to be repaid by November 2020. The lenders did not exercise their conversion right under the convertible loans prior to the repayment date and therefore, the outstanding amount (principal and interest) became repayable in cash as such time. The Company did not timely repay the loans due to financial difficulties and therefore, the Company is in default under these agreements.

On September 23, 2021, $25,000 of the amounts outstanding under the CLA November 2018 (principal plus the accrued interest as of that date) was converted into ordinary shares and all the related warrants were cancelled. See Note 11.b.5. for additional information. The remainder of that the amounts outstanding under the CLA November 2018 were not converted and are referred to as the ‘CLA November 2018’ from that date onwards.

e.

On December 29, 2018, the Company entered into a convertible loan agreement with a new investor (the “CLA December 2018”), pursuant to which it provided the Company with a convertible loan in an aggregate principal loan amount of $400,000. The convertible loan bears an interest rate at Israeli prime plus 4% per annum. Under this agreement, the Company issued to the lender warrants to purchase ordinary shares for an aggregate purchase price of $2,000,000.

As part of the CLA December 2018, the Company paid a finder’s fee of $40,000 and issued to the finder a five-year warrant, commencing February 2019, to purchase ordinary shares for an aggregate purchase price of $240,000. The conversion price for both the loan amount and the warrants is defined in the CLA December 2018 agreement but no less than $0.17.

The warrants issued to the new investor were classified as a liability. At the issuance date their fair value aggregated to $180,281 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.48% risk free rate and 2 expected life in years). As of December 31, 2019, the fair value of the warrants amounted to $107,602. The warrants were forfeited during 2020.

The warrants issued as part of the finder’s fee compensation were classified as a liability. At the issuance date their fair value aggregated to $45,327 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.51% risk free rate and 5 expected life in years). As of December 31, 2022 and 2021, the fair value of the warrants amounted to $673 and $34,948, respectively.

The CLA December 2018 was required to be repaid by December 2020. This lender did not exercise its conversion right under the convertible loan prior to the repayment date and therefore, the outstanding amount (principal and interest) became repayable in cash as such time. The Company did not timely repay such loan due to financial difficulties and therefore, the Company was in default under this agreement.

On September 23, 2021, all of the amount understanding under the CLA December 2018 (principal plus the accrued interest as of that date) was converted into ordinary shares and all the related warrants were cancelled. See Note 11.b.5. for additional information.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

f.

In January, February and April 2019, the Company entered into several convertible loan agreements with existing shareholders (collectively, the “CLA January-April 2019”), pursuant to which they provided the Company with convertible loans in an aggregate principal amount of $200,000. The convertible loans bear interest at Israeli prime plus 4% per annum. Under those agreements, the Company issued to the lenders warrants to purchase ordinary shares for an aggregate purchase price of $1,000,000. The conversion price for all the loan amount and the warrants is defined in the convertible loan agreement but no less than $0.17.

The CLA January-April 2019 were required to be repaid between January-April 2021. The lenders did not exercise their conversion right under the convertible loans prior to the repayment date and therefore, the outstanding amount (principal and interest) became repayable in cash as such time. The Company did not timely repay such loans due to financial difficulties and therefore, the Company was in default under those agreements.

On September 23, 2021, all the amounts outstanding under the CLA January-April 2019 (principal plus the accrued interest as of that date) were converted into ordinary shares and all the related warrants were cancelled. See Note 11.b.5. for additional information.

g.

In August, September and December 2019, the Company entered into several convertible loan agreements with a new investor and existing shareholders (collectively, the “CLA August-December 2019”), pursuant to which they provided the Company with convertible loans in an aggregate principal amount of $475,000. The convertible loans bear an interest rate at Israeli prime plus 4% per annum. Under those agreements, the Company issued the lenders warrants to purchase ordinary shares for an aggregate purchase price of $2,375,000. The conversion price for all the loan amount and the warrants is defined in the convertible loan agreement but no less than $0.17.

The granted warrants were classified as liability at the issuance date, their fair value aggregated to $409,668 (the Company used the following assumptions: 0% dividend yield, 54.50% expected volatility, 1.60% risk free rate and 2 expected life in years). As of December 31, 2020,the fair value of the warrants amounted to $1,334,255. The warrants were forfeited during 2021.

On September 23, 2021, $375,000 out of amounts outstanding under the CLA August-December 2019 (principal plus the accrued interest as of that date) was converted into ordinary shares and all the related warrants were cancelled. See Note 11.b.5. for additional information. The remainder of the amounts outstanding under the CLA August-December 2019 were not converted and are referred to as the ‘CLA August 2019’ from that date onwards.

h.

In March and June 2021, the Company entered into several convertible loan agreements with new investors (collectively, the “CLA March-June 2021”), pursuant to which they provided the Company with convertible loans in an aggregate principal amount of $255,000. The convertible loans bear an interest rate at Israeli prime plus 4% per annum. Under those agreements, the Company issued to the lenders warrants to purchase ordinary shares for an aggregate purchase price of $985,000. The conversion price for all the loan amount and the warrants is defined in the convertible loan agreement but no less than $0.17.

On September 23, 2021, all of the amounts outstanding under the CLA March-June 2021 (principal plus the accrued interest as of that date) were converted into ordinary shares and all the related warrants were cancelled. See Note 11.b.5. for additional information.

i.

The fair value of the warrants issued as part of the convertible loan agreements (“CLAs”) along with warrant issued as finder’s fees were bifurcated out of the principal loans. Commencing with the grant dates, the Company calculates the accretion back to the principal amount during the CLAs’ period along with the related interest and record them financial expenses in connection with convertible loans as part of the financial expenses (income), net line item within the statement of operations.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

The Company’s CLAs presented as part of its current liabilities as of December 31, 2022 as follows:

Type of CLA	Original principal loans amounts	Additional principal loans provided	Loans already converted	Remaining principal loans amount	Converted through		Loans presented as of December 31, 2022

CLA August 2017(*)	$905,555	$22,322	$(276,211)	$651,666	2020		$861,764	See Note 8.a.
CLA May 2018(*)	170,000	—	—	170,000	2019		241,557	See Note 8.b.
CLA November 2018(*)	225,000	—	(25,000)	200,000	2020	(**)	247,629	See Note 8.d.
CLA August 2019(*)	475,000	—	(375,000)	100,000	2021	(**)	119,263	See Note 8.g.
	$1,775,555	$22,322	$(676,211)	$1,121,666			$1,470,213

(*)

Those CLAs were not repaid on time and therefore were in default as of December 31, 2022. Due to such default, the Company presented those CLAs in their fair value which was equaled to the principal loan plus its accrued interest as of that date.

(**)	Structured as a 24-month convertible loan or less in case of a public offering event.

The Company’s CLAs presented as part of its current liabilities as of December 31, 2021 as follows:

Type of CLA	Original principal loans amounts	Additional principal loans provided	Loans already converted	Remaining principal loans amount	Converted through		Loans presented as of December 31, 2021

CLA August 2017(*)	$905,555	$22,322	$(276,211)	$651,666	2020		$1,057,711	See Note 8.a.
CLA May 2018(*)	170,000	—	—	170,000	2019		230,224	See Note 8.b.
CLA November 2018(*)	225,000	—	(25,000)	200,000	2020	(**)	236,129	See Note 8.d.
CLA August 2019(*)	475,000	—	(375,000)	100,000	2021	(**)	113,513	See Note 8.g.
	$1,775,555	$22,322	$(676,211)	$1,121,666			$1,637,577

(*)	Those CLA’s were not repaid on time and therefore were in default as of December 31, 2021. Due to such default, the Company presented those CLA’s in their fair value.

(**)	Structured as a 24-month convertible loan or less in case of a public offering event.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties commitments:

1.

The Company has received grants for research and development programs from the IIA. The Company is committed to pay royalties to the IIA at the rate of 3.0% of sales of products and services resulting from know-how financed by the IIA. The amount shall not exceed the grant amount received, linked to the dollar, including accrued interest at the LIBOR rate (subject to certain exceptions under certain circumstances). The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

During the years ended December 31, 2022, 2021 and 2020, the Company accrued royalties in respect to the IIA grants in the amount of $16,854, $11,562 and $19,486, respectively, and the liability to the IIA as of December 31, 2022 aggregated to $47,902, which is recorded within the accrued expenses and other current liabilities line item.

The total grants received by the Company and Nano Size as of December 31, 2022 aggregated to $1,445,622. The Company’s total contingent liability (including interest) as of December 31, 2022, with respect to the IIA grants received, net of royalties paid to the IIA, amounted to $2,048,160.

As of December 31, 2022 and 2021, Digiflex had received grants for research and development programs from the IIA in an aggregate amount of approximately $2.2 million, out of which an amount of approximately $1.1 million had been repaid to the IIA by Jet CU as a result of its sale of IIA funded technology and know-how to a foreign company in January 2018, which sale was authorized by the IIA . The remaining liability at such time (after additional payments) was reduced to approximately $1.0 million and recorded in Jet CU, and as of December 31, 2022, increased to approximately $1.1 million due to accrued interest and change in the NIS vs. USD exchange rate. See Note 3 for additional information.

2.

On December 15, 2011, the Company entered into a research and development agreement with the Israeli Ministry of Energy (“Ministry”). Pursuant to the agreement, the Ministry agreed to fund up to 62.5% of the Company’s expenses related to an approved program up to a maximum amount of NIS 625,000 ($180,063 based on the exchange rate of $1.00 / NIS 3.471 in effect as of December 31, 2013), out of which the Company received NIS 585,119 ($168,574 based on the exchange rate of $1.00 / NIS 3.471 in effect as of December 31, 2013) as of December 31, 2022, in exchange for the Company’s agreement to pay royalties of 5% plus interest, as detailed in the agreement, of any revenues generated from the intellectual property generated under the program. The Company does not expect to receive further funding under this agreement.

During the years ended December 31, 2022, 2021 and 2020, the Company accrued royalties with respect to the grant from the Ministry in the amount of $6,026, $814 and $384, respectively, and the liability to the Ministry as of December 31, 2022, aggregated to $6,026 and was recorded within the accrued expenses and other current liabilities line item.

As of December 31, 2022, the aggregate contingent liability to the Ministry (including interest), following the payment of royalties up to that date, amounted to NIS 576,773 ($163,903 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022).

3.	In October 2010, the Company entered into a Convertible Bridge Financing Agreement with Israel Electric Corporation (“IEC”) and, as part of the agreement, the Company committed to pay IEC royalties equal to 2% of the total net sales of the Company’s products and service revenues from the product developed and manufactured through this agreement, up to a cap of NIS 8,000,000 ($2,273,373 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022).

During the years ended December 31, 2022, 2021 and 2020, the Company accrued royalties in the amount of $11,236, $7,708 and $12,991, respectively, and the liability as of December 31, 2022 aggregated to $46,911, which was recorded within the accrued expenses and other current liabilities line item.

4.

In connection with the acquisition of Nano Size, the Company is obligated to pay 3% from future sales and 10% of sublicense fees derived from Nano Size’s intellectual property, until the aggregate consideration amounts to $1,400,000. The consideration included a minimum consideration of $180,000 which was paid during 2011 and will be offset against future royalty payments which will be payable by the Company from sales of products and services.

During the years ended December 31, 2022, 2021 and 2020, the Company accrued royalties in the amount of $18,100, $17,061 and $22,839, respectively, and the liability as of December 31, 2022 aggregated to $94,317, which was recorded within the accrued expenses and other current liabilities line item.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Royalties commitments (cont.):

5.	In September 2012, the Company entered into a Know-How License Agreement with Fraunhofer Institute for Ceramic Technologies and Systems IKTS (“IKTS”), pursuant to which the Company purchased from IKTS certain additives (the agreement is still active). The Company has the right to receive the production file and knowhow to its chosen manufacturer, in consideration for payment to IKTS of royalties of €25 ($27 based on the exchange rate of $1.00 / €0.94 in effect as of December 31, 2022) per kilogram of the ingredients not manufactured by IKTS. In addition, as of December 31, 2022, the Company is obligated to pay IKTS a minimum annual royalty of €2,000 ($2,127 based on the exchange rate of $1.00 / €0.94 in effect as of December 31, 2022) deductible against royalties.

During the year ended December 31, 2022, 2021 and 2020, the Company recorded royalty expenses in the amount of $2,127, $2,272 and $2,453, respectively and the liability as of December 31, 2022 aggregated to $4,265, which is recorded within the trade payables line item.

b.	Legal proceedings:

On May 16, 2019, a lawsuit was filed by Yaskawa Europe Technology Ltd. against the Company and Digiflex in the Magistrate Court in Kfar Saba in Israel. On January 19, 2020, the Group settled this claim for a total of NIS 152,997 ($43,477 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022) plus Value Added Tax (“VAT”) but failed to pay such settlement due to financial difficulties. As such, the liability is recorded as a provision for legal claims within the accrued expenses and other current liabilities as of December 31, 2022 and 2021.

c.	Lease commitments:

The Group has the following lease agreements:

1.	The Company currently leases, through Nano Size, approximately 7,300 square feet of space in Migdal Ha’Emek, Israel for its principal offices and manufacturing facilities at a monthly cost of approximately NIS 18,000 (approximately $5,115 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022). This lease agreement expires on June 30, 2025, and the agreement contains an option of the Company to extend the lease for an additional three (3) years.

2.	Digiflex currently leases approximately 1,200 square feet of space in Migdal Ha’Emek, Israel for its principal office and laboratory at a monthly cost of approximately NIS 5,000 (approximately $1,420 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022). This lease was scheduled to expire on March 14, 2023, and was renewed in February 2023 for an additional one year and the Company has an option to extend the lease for another year.

Under ASC 842, all leases with durations greater than 12 months, including non-cancellable operating leases, are recognized on the balance sheet. The aggregated present value of lease agreements is recorded as a long-term asset titled right-of-use assets. The corresponding lease liabilities are split between Lease current liability and Lease non-current liability.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2022, are as follows (as of December 31, 2021, the Group’s lease agreements were for short periods with relatively low rent expenses and therefore, the Group did not apply the lease guidance as of that date):

December 31,
2022
(U.S. dollars)

Future minimum lease payments:
2023	$67,497
2024	63,926
2025	31,963
Total Future payments	$163,386
Less imputed interest	(28,279)
Net present value of future minimum lease payments	$135,107

Lease liabilities:
Current lease liabilities	$60,071
Non-current lease liabilities	75,036
Net present value of future minimum lease payments	$135,107

Incremental Borrowing Rate	10.00%

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:	TAXES ON INCOME

a.	Corporate Tax rates:

The Israeli corporate tax rate applicable to the Company, Nano Size and Digiflex commencing 2020 and thereafter is 23%.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

b.	Net operating losses carryforwards:

As of December 31, 2022, the Company and its Israeli subsidiaries have accumulated losses for tax purposes in the amount of $46.0 million which may be carried forward and offset against taxable income for an indefinite period.

c.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2022, 2021 and 2020, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

d.	Tax assessments:

Tax reports filed by the Company and its Israeli subsidiaries through the year ended December 31, 2016 are considered final.

e.	Deferred taxes on income:

Significant components of the Group’s deferred tax assets are as follows:

	December 31,
	2022	2021
Deferred tax assets
Operating loss carry forward	$10,579,957	$10,204,294
Temporary differences	189,099	126,150
	10,769,056	10,330,444
Deferred tax liability
Beneficial conversion feature	(99,790)	(99,790)

Total deferred tax, net	10,669,266	10,230,654

Valuation allowance	(10,669,266)	(10,230,654)

Net deferred tax assets	$—	$—

The net change in the total valuation allowance for the year ended December 31, 2022 related primarily to an increase in deferred taxes calculated on the operating loss carry forward. In assessing the likelihood that deferred tax assets will be realized, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carry forwards are deductible.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2022	2021	2020

Loss before tax benefit	$(4,509,547)	$(2,518,864)	$(12,543,737)

Statutory tax rate	23%	23%	23%

Income tax benefit	1,037,196	579,339	2,885,060
Effect of:
Losses and timing differences for which valuation allowance was provided, net	(438,612)	(463,784)	(329,578)
Non-deductible expenses and other permanent differences	(624,299)	(196,980)	(2,526,808)
Other	25,715	81,425	(28,674)

Income tax expense recognized in profit or loss	$—	$—	$—

NOTE 11:	SHARE CAPITAL

a.	Ordinary shares:

The share capital as of December 31, 2022 and 2021 is comprised of ordinary shares of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022) par value as follows:

	Number of ordinary shares		Number of ordinary shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	December 31, 2022		December 31, 2021

Ordinary shares	1,200,000,000	147,134,792	1,200,000,000	90,205,191

On December 28, 2020, as part of the Company’s annual general meeting of the shareholders’, the authorized share capital was increased from NIS 2,000,000 to NIS 12,000,000, divided into 1,200,000,000 ordinary shares of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022) par value.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	SHARE CAPITAL (Cont.)

b.	Issuance of ordinary shares:

1.	During 2020, the Company issued 386,735 ordinary shares in connection with the conversion of convertible loans.

2.	During 2020, the Company issued 206,250 ordinary shares to a few of the Company’s service providers. The Company recorded an expense of $34,045 during the year ended December 31, 2020 in connection with the issuance of those restricted ordinary shares.

3.	During 2020, the Company issued 2,000,000 ordinary shares in connection with the Jet CU purchase. See Note 3 for additional information.

4.	During 2021, the Company issued 498,578 ordinary shares in connection with the conversion of convertible loans. See Note 8.a. for additional information.

5.

At the annual shareholders’ meeting held on September 19, 2021, the shareholders approved (i) a capital raise at a per share purchase price of $0.07 for the Company’s Ordinary Shares, NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022) par value and (ii) an adjustment to the conversion price of the Company’s outstanding CLAs from $0.17 to $0.07 per Ordinary Share, subject to the holders’ agreement to cancel the outstanding related warrants that were issued in connection with the CLAs.

As a result, on September 23, 2021, the Company entered into agreements with the holders of approximately $3,521,748 in principal amount and accrued interest of CLAs for the conversion of the Company’s indebtedness under such agreements into an aggregate of 57,291,838 ordinary shares. Furthermore, in connection therewith, all the warrants that were previously issued in connection with those CLAs were cancelled and no longer have any force or effect.

Most of those converted CLAs had previously matured and had not been not repaid on time and therefore, were in default as of September 23, 2021. Due to such default, the Company presented those CLAs at their fair value just before the conversion occurred, which aggregated to $12,992,708. Such amount was allocated to the Consolidated Statement of Changes in Stockholders’ Equity (Deficit) as of that date.

6.	In September 2021, the Company issued an additional 5,428,572 Ordinary Shares to the Jet CU former shareholders. See Note 3 for additional information.

7.

Commencing July 2021 and through 2022, the Company and seven (7) existing Company shareholders entered into definitive agreements relating to a private placement (the “Private Placement”) of the Company’s Ordinary Shares for aggregate gross proceeds to the Company of $3.0 million. During 2022, the Company issued an aggregate of 42,926,031 Ordinary Shares in connection with such investment. The shares were issued at a price of $0.07 per ordinary share. $350,000 out of the $3.0 million was received during 2021 and was recorded as an advance payment on the account of issuing ordinary shares within the Consolidated Statement of Shareholders’ Equity for the year ended December 31, 2021.

Under an agreement entered into in connection with the Private Placement, certain of the Private Placement investors have the right to nominate three members to the Company’s board of directors.

8.

In June 2022, the Company issued 75,000 ordinary shares to one of the Company’s service providers. The Company recorded an expense of $6,750 for the year ended December 31, 2022 in connection with the issuance of those restricted ordinary shares.

9.

As of December 31, 2022 the Company completed $975,000 part of an internal round and as a result issued 13,928,570 Ordinary Shares and warrants to purchase 27,857,140 Ordinary Shares. Such amount was part of a $2.8 million internal round. See Note 17 for further information.

c.	Rights of ordinary shares:

Ordinary shares confer upon their holders the rights to elect directors of the Company, to participate and vote in the general meetings of the Company, to receive dividends, if and when declared, subject to the payment in full of all preferential dividends to which the holders of the Preferred Shares (if any) are entitled under the Company’s articles of association and to participate in the distribution of the surplus assets and funds of the Company in the event of liquidation, subject to the liquidation preference of the Preferred Shares (if any). Each ordinary share entitles its holder to one vote on all matters submitted to a vote of the Company’s shareholders.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	SHARE CAPITAL (Cont.)

d.	Stock option plan:

Under the Company’s 2010 Option Plan, options may be granted to officers, directors, employees, consultants and service providers of the Company.

The vesting terms of the options are determined by the Board and can vary from grant to grant. Options vest over a period of zero to four years from date of grant. Any options that are cancelled or forfeited before expiration become available for future grants. The options may be exercised for a period of seven years from grant.

1.

On January 7, 2020, the Company’s Board of Directors increased the options pool by an additional 15,607,995 ordinary shares, such that 18,783,274 ordinary shares were available for issuance under the plan following such increase. On the same date, the Company also granted 13,739,570 options to employees and service providers with three (3) years vesting and an exercise price of $0.068 per share. The fair value of those options on their grant date aggregated to $1,097,955.

2.

On June 22, 2020, the Company granted 939,164 options to its Active Chairman with three (3) years vesting and an exercise price of $0.068 per share. The fair value of those options on their grant date aggregated to $107,683.

3.

On June 1, 2021, the Company granted 2,003,436 options to its former Chief Executive Officer with three (3) years vesting and an exercise price of $0.17 per share. The fair value of those options on their grant date aggregated to $403,725. Such exercise price was modified to $0.07 on April 28, 2022. This Chief Executive Officer notified the Company on July 1, 2022 of his resignation from his role.

4.

On July 19, 2021, the Company’s Board of Directors increased the options pool by additional 5,000,000 ordinary shares, such that 23,783,274 ordinary shares were reserved for issuance under the plan following such increase.

5.

In May 2022, the Company granted an aggregate 2,600,000 options to two new directors with four (4) years vesting and an exercise price of $0.07 per share. One of those directors resigned from his role on January 1, 2023. The fair value of the options for the director who remained within the Company on their grant date aggregated to $3.

6.

During 2022, the Company granted 5,249,758 options to its new Chief Executive Officer. The fair value of those options on their grant date aggregated to $155,845. See Note 13.e. for additional information.

7.	The total number of ordinary shares available for future grants under the Company’s 2010 Option Plan as of December 31, 2022 and 2021 was 1,515,516 and 5,460,052, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	SHARE CAPITAL (Cont.)

d.	Stock option plan (cont.):

8.	A summary of the Company’s option activities and related information for the year ended December 31, 2022, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic- value

Outstanding as of January 1, 2021	18,323,222	$0.12
Granted*	6,600,000	0.07
Forfeited	(2,655,464)	0.10

Outstanding as of December 31, 2021	22,267,758	$0.11	4.66	$—

Exercisable as of December 31, 2021	15,999,078	$0.12	4.00	$—

*

1,249,758 options approved for grant to the Company’s new Chief Executive Officer were not issued since the number of reserved shares under the Company’s 2010 Option Plan was not sufficient to support such grant in its totality (and therefore not presented within the Granted line item above). See Note 13.e. for additional information.

9.	A summary of the Company’s option activities and related information for the year ended December 31, 2021, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic- value

Outstanding as of January 1, 2021	16,319,786	$0.12
Granted	2,003,436	0.17

Outstanding as of December 31, 2021	18,323,222	$0.12	4.97	$342,452

Exercisable as of December 31, 2021	11,332,153	$0.08	4.68	$233,086

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	SHARE CAPITAL (Cont.)

d.	Stock option plan (cont.):

10.	The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2022 have been classified into exercise prices as follows:

	Outstanding			Exercisable
Exercise price	Number of options		Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)

$0.03	4,451		1.8	4,451	1.8
0.068	13,728,037		4.0	13,649,773	4.0
0.07	5,300,000	(*)	6.5	—	—
0.17	2,003,436		5.4	1,113,020	5.4
0.27	739,000		3.0	739,000	3.0
0.34	8,020		0.9	8,020	0.9
0.92	455,501		1.5	455,501	1.5
$5.73	29,313		0.9	29,313	0.9
	22,267,758			15,999,078

*

1,249,758 options approved for grant to the Company’s new Chief Executive Officer were not issued since the number of reserved shares under the Company’s 2010 Option Plan was not sufficient to support such grant in its totality (and therefore not presented within the related line item above). See Note 13.e. for additional information.

As of December 31, 2022, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $143,176 and is expected to be recognized over a weighted average period of 1.29 years.

11.	The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2021 have been classified into exercise prices as follows:

		Outstanding		Exercisable
Exercise price		Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)

(*	)	230,425	—	230,425	—
$0.03		19,288	2.8	19,288	2.8
0.068		14,678,734	5.0	9.507,559	5.0
0.17		2,003,436	6.4	—	—
0.27		809,000	4.0	792,542	4.0
0.34		8,020	1.9	8,020	1.9
0.92		540,501	2.4	540,501	2.4
4.72		1,068	0.2	1,068	0.2
5.05		2,769	0.2	2,769	0.2
$5.73		29,981	1.8	29,981	1.8
		18,323,222		11,332,153

(*)	Represents an amount lower than $0.01.

As of December 31, 2021, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $770,396 and is expected to be recognized over a weighted average period of 0.92 years.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	SHARE CAPITAL (Cont.)

e.	Stock based compensation were recorded as follows:

	Year Ended December 31,
	2022	2021	2020

Research and Development	$130,637	$147,696	$167,328
Sales and Marketing	30,804	47,031	48,671
General and Administrative	319,501	263,646	248,774

	$480,942	$458,373	$464,773

f.	The Company’s outstanding warrants classified as equity

The Company’s outstanding warrants classified as equity as of December 31, 2022 are as follows:

Outstanding	Issuance year	Exercise price			Exercisable through

117,209	2009	$	(*	)	Exit event	(**)
59,384	2013		0.92		2023	(**)
170,000	2018		0.50		2023	See Note 8.b.
200,001	2018		0.50		2023	(**)
27,857,140	2022		$0.07		2024(***)	See Note 11.b.9 and 17

28,403,734

(*)	Represents an amount lower than $0.01.

(**)	Issued in connection with the 2018, 2013 and 2009 arrangements.

(***)	The earlier of (i) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per Ordinary Share of at least $0.20 and (ii) the second anniversary of the issuance of such warrant.

The Company’s outstanding warrants classified as equity as of December 31, 2021 are as follows:

Outstanding	Issuance year	Exercise price			Exercisable through

117,209	2009	$	(*	)	Exit event	(**)
59,384	2013		0.92		2023	(**)
170,000	2018		0.50		2023	See Note 8.b.
200,001	2018		$0.50		2023	(**)

546,594

(*)	Represents an amount lower than $0.01.

(**)	Issued in connection with the 2018, 2013 and 2009 arrangements.

All warrants are exercisable to ordinary shares. The exercise price of the warrants and the number of ordinary shares issuable thereunder is subject to standard anti-dilution features, including dividends, stock splits, combinations and reclassifications of the Company’s capital stock. In accordance with ASC 815, “Derivatives and Hedging”, the warrants were classified as equity instruments.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:	Warrants presented at fair value

The Company’s outstanding warrants classified as a liability as of December 31, 2022 are as follows:

Outstanding	Exercise price		Issuance year	Exercisable through	Fair value

120,000	$0.92	(*)	2014	(***)	$1	(****)
675,926	(**	)	2017	2024	14,785	(****)
1,411,765	0.17		2019	2024	673	See Note 8.e.

2,207,691					$15,459	(*****)

(*)	Subject to changes as describe in the agreement.

(**)	Less than $0.01.

(***)	M&A or qualified public offering as described in the agreement.

(****)	Issued in connection with the 2014 through 2017 financing rounds.

(*****)	Contains warrants presented at fair value within non-current liabilities.

The Company’s outstanding warrants classified as a liability as of December 31, 2021 are as follows:

Outstanding	Exercise price		Issuance year	Exercisable through	Fair value

120,000	$0.92	(*)	2014	(***)	$94	(****)
905,555	0.17		2017	2022	5,841	See Note 8.a.
436,666	1.50		2017	2022	2	(****)
33,332	1.20		2017	2022	—	(****)
33,332	1.00		2017	2022	—	(****)
675,926	(**	)	2017	2024	54,731	(****)
11,111	1.20		2017	2022	—	(****)
1,659,971	0.17		2018	2022	11,359	See Note 8.a.
1,411,765	0.17		2019	2024	34,948	See Note 8.e.

5,287,658					$106,975	(*****)

(*)	Subject to changes as described in the agreement.

(**)	Less than $0.01.

(***)	M&A or qualified public offering as described in the agreement.

(****)	Issued in connection with the 2014 through 2017 financing rounds.

(*****)	Contains warrants presented at fair value within current liabilities of $17,296 and within non-current liabilities of $89,679.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:	RELATED PARTIES

a.	Employment or Service Agreements with Dr. Fernando de la Vega, the Company’s Chief Executive Officer:

On September 9, 2009, the Company entered into a services agreement, as amended in November 2018 (“DBG Services Agreement”), with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd. (“DBG”), pursuant to which Dr. de la Vega provided us management services as the Company’s chief executive officer through June 1, 2021, at which time he resigned from such position and assumed the position as Chief Technology Officer, under the same terms and conditions according to the DBG Services Agreement. Pursuant to the terms of the DBG Services Agreement, Dr. de la Vega is currently entitled to a monthly consultancy fee in the amount of NIS 65,000 ($18,471based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022) plus VAT and car allowance in the amount of NIS 2,500 ($710 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022) plus VAT per month plus reimbursement for fuel expenses and tolls. . The liability towards DBG as of December 31, 2022 and 2021 aggregated to NIS 1,838,300 ($522,392 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022) plus VAT and NIS 1,774,957 ($570,725 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) plus VAT, respectively, and was recorded as part of the Employees and payroll accruals line item within the current liabilities. Dr. de la Vega may terminate the DBG Services Agreement at any time for any reason upon a three (3) months’ prior written notice. If the Company wishes to terminate the DBG Services Agreement, other than as a result of Dr. de la Vega’s breach of his terms of office, the Company shall be required to provide a six (6) months’ prior written notice (provided that if the termination is up to 12 months following an exit event, 24 months’ prior written notice is required; between 12 and up to 24 months following an exit event, 12 months’ prior written notice is required and between 24 months and up to 36 months following an exit event, 6 months’ prior written notice is required).

In addition, Dr. de la Vega is entitled to receive (none of which were received so far):

1.	An annual cash bonus in an amount equivalent to up to four (4) times his monthly service fee, plus VAT, based on achievement of certain performance targets which are determined by our compensation committee and the board of directors on an annual basis.

2.

A special one-time bonus in an amount equivalent to six times his monthly service fee, plus VAT upon the occurrence of an Exit Event (as described below), provided that the Company’s pre-money valuation shall be at least $50,000,000 at the closing of such transaction or within 12 months following such closing.

3.	An equity-based award upon the occurrence of an Exit Event, in accordance with the following calculation:

(i)	0.5% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $30,000,000 but less than $40,000,000;

(ii)	1.25% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $40,000,000 but less than $50,000,000;

(iii)	2.0% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $50,000,000.

An ‘Exit Event’ is defined as: (i) the consummation of an initial public offering of ordinary shares of the Company on a recognized stock exchange; or (ii) a sale of all or substantially all of the share capital of the Company to any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity (a “Person”); (iii) a sale, lease, conveyance or disposition of all or substantially all of the assets of the Company; (iv) a merger of the Company with or into another entity in which the shareholders of the Company immediately prior to such merger do not hold a majority of the share capital and voting rights of the surviving entity held by them by virtue of their holdings in the Company prior to the consummation of the transaction or a transaction or series of transactions in which a Person or group of Persons acquire more than 50% of the issued and outstanding share capital of the Company (other than an acquisition of such share capital from the Company); or (v) an up-listing to a higher exchange.

To date, the Company did not pay or record any bonus to DBG.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:	RELATED PARTIES (Cont.)

b.	Consultancy Agreement with Ram Zeevi:

On May 15, 2018, the Company entered into a consultancy agreement with RINC Green Ltd. (“RINC Green”), as amended on April 30, 2019 (the “Ram Zeevi Consultancy Agreement”), pursuant to which Mr. Zeevi provides the Company with services in the field of business development in accordance with pre-approved monthly work plans, which include introduction of potential business partners and investors as well as assistance in negotiations of business and investment terms. Pursuant to the terms of the Ram Zeevi Consultancy Agreement, RINC Green is currently entitled to a gross monthly fee in the amount of $5,000 (25 hours per month at $200 per hour rate) plus VAT and to reimbursement of out-of-pocket expenses related directly to the provision of the consultancy services subject to prior written approval of the chief executive officer, to reimbursement of travel international travel and board expenses at the same standard as our chief executive officer and to an additional per-day fee equivalent to four hours per day abroad plus VAT. Either the Company or RINC Green may terminate the agreement at any time for any reason by providing a 30-day prior written notice. RINC Green ceased providing the above monthly service in January 2019.

In addition to the foregoing, RINC Green is entitled to receive (none of which were received so far):

1.	A one-time payment in the amount of $25,000 (plus VAT) upon an equity investment exceeding $500,000 by an investor that was introduced to the Company by Mr. Zeevi;

2.	$150,000 in cash (plus VAT) and options to purchase the Company’s ordinary shares upon an equity investment or execution of business contract resulting in at least $2,000,000 in proceeds (or revenues) by an entity introduced to the Company by Mr. Zeevi, whereby the number of options will be calculated by dividing $150,000 by the average ordinary share price during the period of 90 days prior to the date upon which the investment is actually made with an exercise price per share of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022); and

3.

An equity based award to be granted upon of an Exit Event, in accordance with the following calculation:(i) 0.4% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $30,000,000 but less than $50,000,000, or (ii) 1.0% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $50,000,000. In the event that the Company terminate the Ram Zeevi Consultancy Agreement other than for Cause, and the Exit Event occurs within a period of six (6) months of said termination, RINC Green will be entitled to the foregoing equity-based award. An ‘Exit Event’ is defined the same as mentioned in section a. above.

To date, the Company has not paid or recorded any bonus to RINC Green.

On October 2, 2018, the Company granted to RINC Green options to purchase up to 120,000 of the Company’s ordinary shares, at an exercise price per share of $0.27. The options vested over a period of three (3) years, with one third of the options vesting on September 30, 2019, and the remaining two thirds of the options vesting on a quarterly basis over the remaining two (2) years.

Ram Zeevi is the son of Gadi Zeevi, who is the controlling shareholder of GTRIMG Investments Ltd., the Company’s controlling shareholder.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:	RELATED PARTIES (Cont.)

c.	Consultancy Agreement with Dov Farkash, the Company’s Active Chairman:

On April 19, 2020, an Active Chairman Agreement (the “Chairman Agreement”) with Exoro Ltd. (“Exoro”), a company wholly owned by Mr. Dov Farkash. The Chairman Agreement provides that Exoro, through Mr. Farkash is to provide certain services to us as active chairman, focusing on go-to-market strategy. The Company agreed to enter into an indemnification agreement with Mr. Farkash and to include him in the Company’s directors’ and officers’ liability insurance. Mr. Farkash has agreed not to provide any services that would conflict with or complete with the Company. The Company agreed to pay a monthly service fee of NIS 40,000 ($11,366 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022) plus VAT to Exoro. The Company granted to Mr. Farkash options to purchase 939,164 ordinary shares under our 2010 Option Plan, in accordance with our director compensation plan, at an exercise price of $0.068 per share, vesting over three (3) years from April 19, 2020, with one-third vesting after one year and the remainder monthly over a 24-month period. Exoro was entitled to reimbursement of expenses in connection with the provision of the services and was provided a budget of $10,000/month for travel. The term of the Chairman Agreement was for four (4) months, and the Company has a right to renew the agreement for an additional nine months, which was utilized. Either party could terminate upon 45 days prior written notice. The Chairman Agreement could also be terminated by the Company for Cause (as defined in the Chairman Agreement). Notwithstanding the expiration of the Chairman Agreement, Mr. Farkash has continued to serve as Active Chairman in accordance with the terms thereof, and the Company intends to present such continued engagement to the approval of the shareholders at the next general meeting of shareholders.

d.	Consultancy Agreement with Ran Eisenberg, the Company’s former Chief Executive Officer:

On June 1, 2021, the Company entered into a consultancy agreement with Mr. Ran Eisenberg to serve as the Company’s Chief Executive Officer during the term of the agreement. Pursuant to the terms of the agreement, Mr. Eisenberg was entitled to a monthly fee of NIS 40,000 ($12,861 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) plus VAT, which was increased to 60,000 NIS ($19,292 based on the exchange rate of $1.00 / NIS 3.11 in effect as of December 31, 2021) plus VAT four (4) months from his commencement date. In addition, Mr. Eisenberg was awarded options to purchase up to 2,003,346 of the Company’s shares at a per share exercise price of $0.17, which was reduced to $0.07. Vesting of the options is over three (3) years from June 1, 2021, with one-third vesting after one year and the remainder monthly over a 24-month period. The options accelerate upon an Exit Event (as defined in section a. above). See Note 11.d. regarding Mr. Eisenberg resignation.

e.	Consultancy Agreement with Avi Magid, the Company’s new Chief Executive Officer:

On July 19, 2022, the Company announced the appointment of Mr. Avi Magid as the Company’s Chief Executive Officer. In connection with being named as the Company’s Chief Executive Officer, on November 7, 2022, the Company and Mr. Magid executed an employment agreement with the Company which continued in effect through the close of business on the day of the annual general meeting of shareholders of the Company which occurred on December 19, 2022 (“Annual Meeting”). The principal component of such agreement was a gross monthly salary with an aggregate monthly cost to the Company of NIS 60,000 ($17,050 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022), retroactive to August 1, 2022. Under the terms of the new employment agreement, as approved at the Annual Meeting, Mr. Magid is entitled to a gross monthly salary of NIS 60,000 ($17,050 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022). At Mr. Magid’s option, the Company leases a vehicle for Mr. Magid or, alternatively, may add an amount equal to the vehicle costs as additional salary to Mr. Magid, provided that the total payroll will be in accordance with the limitation of the Compensation Policy. Mr. Magid was also awarded options under the Company’s 2010 Option Plan for an aggregate of 5,249,758 Ordinary Shares, exercisable at a per share exercise price of $0.07 and scheduled to vest as follows: one third (1/3) on August 1, 2023, the first anniversary of the employment start date, and the balance thereafter in equal monthly instalments at the end of each month, subject to his continued employment with the Company; provided, that as the number of reserved shares under the Company’s 2010 Option Plan was not sufficient to support the grant in its totality at the time of the Annual Meeting, options for only 4,000,000 shares were awarded and the balance of the grant (i.e., 1,249,758 options) shall be completed at such time as the number shares available for issuance under the Company’s option plan shall have been increased, and such remaining options, once granted, will vest according to the vesting schedule referenced above.  Under the agreement, Mr. Magid is also entitled to the following: (i) manager’s insurance under Israeli law to which the Company contributes amounts equal to (a) 8.33% for severance payments, and 6.5%, or up to 7.5% (including disability insurance) designated for premium payment (and Mr. Magid contributes an additional 6%) of each monthly salary payment, and (b) 7.5% of his salary (with Mr. Magid contributing an additional 2.5%) to an education fund, a form of deferred compensation program established under Israeli law. The employment agreement contains (i) customary confidentiality obligations which are not limited by the term of the agreement, (ii) certain non-compete provisions during the term of the agreement and twelve (12) months thereafter and (iii) certain non-solicitation provisions during the term of the agreement and for one year thereafter. Either party may terminate the employment agreement at any time upon one month’s prior notice.

f.	See Notes 8.c., 11.b.7., 11.b.9., 11.d.4. and 17 for additional related party transactions.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 14:	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2022	2021	2020

Financial (income):
Change in fair value of warrants and capital note presented at fair value	$(91,516)	$(8,112,118)	$—
Interest and change in fair value in connection with convertible loans	(167,364)	—	—
Foreign exchange income, net	(354,725)	—	—

Financial expenses:
Change in fair value of warrants and capital note presented at fair value	—	—	7,011,437
Interest, accretion back and change in fair value in connection with convertible loans	—	7,892,632	2,597,476
Foreign exchange loss, net	—	44,270	175,877
Other	85,410	124,312	29,815

	$(528,195)	$(50,904)	$9,814,605

NOTE 15:	DISAGGREGATED REVENUES

Geographic information:

Revenues reported in the consolidated financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Year ended December 31,
	2022	2021	2020

Spain	$355,274	$78,960	$106,376
Israel	145,472	129,976	281,174
United states	43,614	194,489	264,739
Germany	8,548	83,317	55,131
Holland	384	3,752	9,676
Austria	839	6,144	4,775
Other	49,408	72,066	39,448

	$603,359	$568,704	$761,319

NOTE 16:	CONCENTRATION RISK

Major customers are defined as those from whom the Group derives at least 10% of its consolidated revenues consolidated accounts receivable.

During the years ended December 31, 2022, 2021 and 2020, consolidated revenues from the major customers reflected 77% (two customers), 45% (three customers) and 27% (one customer) of the total consolidated revenues, respectively.

As of December 31, 2022 and 2021, consolidated accounts receivable from the major customers reflected 71% (two customers) and 13% (one customer), respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 17:	SUBSEQUENT EVENT

The Company announced that it entered into definitive agreements with certain existing Company shareholders (the “Investors”) relating to a private placement of the Company’s ordinary shares, par value NIS 0.01 per share in February 2023, for maximum aggregate proceeds to the Company of $2.8 million, under the following terms:

o	The Company offered, issued and sold to the Investors units of its securities for aggregate gross proceeds to the Company of $1.0 million (the “Initial Offering”), each unit comprised of (each, a “Unit” and, collectively, the “Units”) (i) one (1) Ordinary Share, and (ii) a warrant to purchase an additional two (2) Ordinary Shares, exercisable through the earlier of (i) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per Ordinary Share of at least $0.20 and (ii) the second anniversary of the issuance of such warrant, in each case at a per share exercise price of $0.07, subject to adjustment (the “Warrant”), at a per Unit purchase price of $0.07 (the “Purchase Price”).

o

The Company undertook to offer, issue and sell to the Investors, following the closing of the Initial Offering, additional Ordinary Shares for aggregate gross proceeds to the Company of up to an additional $1.0 million (the “Follow on Offering”), at a price per share equal to the Purchase Price, which offering was subject to the achievement by the Company of certain pre-defined milestones on or before December 31, 2022, subject to a further extension at the discretion of the Company, to a date on or before February 28, 2023.

Following the partial fulfillment of the milestones, the Company initially raised from certain of the Investors $705,000 in the Follow-on Offering. In April 2023, pursuant to the terms of the subscription agreement, an additional Investor joined the Follow-on Offering, as extended, in the amount of $295,000, resulting in aggregate proceeds to the Company of $1.0 million in the Follow-on Offering, which completed the Follow-on Offering.

o

Following the closing of the Follow on Offering, the Company undertook to offer, issue and sell to the Investors, following the initial closing of the Follow on Offering, additional Ordinary Shares for aggregate gross proceeds to the Company of up to an additional $800,000 (the “Final Offering”), at a price per share equal to the Purchase Price, which offering was subject to the achievement by the Company of a certain additional milestone set forth in the subscription agreement and any additional milestones to be agreed upon in good faith negotiations (the “Second Level Milestones”). The Final Offering shall be closed by no later than the close of business on the 30th business day after the delivery of notice by the Company to the Investors that the Second Level Milestones have been achieved.

Two of the Investors undertook to invest $300,000 each in the Final Offering ($600,000 in total), if the Second Level Milestones are achieved. Notwithstanding that the Second Level Milestones have not yet been fulfilled, an Investor waived such condition and pursuant to the terms of the agreement, invested in this round in the amount of $105,000, resulting in aggregate proceeds to the Company of $105,000 in the Final Offering to date.

The Company expects to issue to the Investors an aggregate of 14,285,712 Ordinary Shares and warrants to purchase an aggregate 28,571,425 Ordinary Shares in the Initial Offering in respect of the $1.0 million raised, an additional aggregate 14,285,713 Ordinary Shares to the Investors that participated in the Follow on Offering in respect of the $1.0 million raised, and an additional 1,500,000 Ordinary Shares to an Investor in respect of the $105,000 raised to date in the Final Offering. If the Second Level Milestones are achieved and an additional $695,000 will be fully raised in the Final Offering, the Company would issue an additional aggregate 9,928,571 Ordinary Shares to such Investors participating in the Final Offering.

ITEM 19. Exhibits

Exhibit No.	Exhibit Description
1.1	Articles of Association of P.V. Nano Cell Ltd.
2.1	Description of Securities
4.1(1)	Agreement, dated December 15, 2011, by and between P.V. Nano Cell Ltd. and the Ministry of National Infrastructures, Energy and Water Resources.
4.2(1)	Share Purchase Agreement, effective November 29, 2009, by and among the shareholders of Nano Size Ltd. and P.V. Nano Cell Ltd.
4.3(1)	Capital Note of IP Bank International (Suzhou) Co., Ltd., dated November 26, 2014
4.4(1)	Agreement, dated September 9, 2009, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.5(1)	First Addendum to the Consultancy Agreement, dated April 9, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.6(1)	Second Addendum to the Consultancy Agreement, dated May 23, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.7(2)	P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
4.8(3)	Securities Purchase Agreement, dated August 16, 2017, by and between P.V. Nano Cell Ltd. and Alpha Capital Anstalt
4.9(3)	Warrant executed in favor of Amnon Mendelbaum and Steven Zadka
4.10(3)	Share Purchase Agreement, dated May 8, 2018, by and between P.V. Nano Cell Ltd. and Slobel NV
4.11(3)	Consultancy Agreement, dated November 12, 2017, by and between P.V. Nano Cell Ltd. and Evyatar Cohen
4.12(4)	Amendment No. 1 to P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
4.13(5)	Form of Loan Conversion and Warrant Cancellation Agreement between P.V. Nano Cell Ltd. and certain Investors
4.14(5)	Form of Subscription Agreement, by and between P.V Nano Cell Ltd. and certain Investors ($3.0 million private placement)
4.15(5)	Active Chairman Agreement dated April 19, .2020 between P.V. Nano Cell Ltd. and Exoro Ltd.
4.16(6)	Letter of Engagement dated May 18, 2022, between P.V. Nano Cell Ltd and Ofer Greenberger.
4.17	Form of Subscription Agreement, by and between P.V Nano Cell Ltd. and certain Investors ($2.8 million private placement)
4.18	Letter from Ilanit Halperin, CPA, dated May 15, 2023
4.19	Compensation Policy for Executive Officers and Directors
8.1(6)	List of Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Filed as part of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 2, 2015 (File No. 333-206723).

(2)	Filed as part of our annual report on Form 20-F for the 2018 fiscal year filed with the Securities and Exchange Commission on May 15, 2019.

(3)	Filed as part of our annual report on Form 20-F for the 2017 fiscal year filed with the Securities and Exchange Commission on May 15, 2018.

(4)	Filed as part of our annual report on Form 20-F for the 2019 fiscal year filed with the Securities and Exchange Commission on April 29, 2021.

(5)	Filed as part of our annual report on Form 20-F for the 2020 fiscal year filed with the Securities and Exchange Commission on May 16, 2022.

(6)	Filed as part of our annual report on Form 20-F for the 2021 fiscal year filed with the Securities and Exchange Commission on June 21, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

P.V. Nano Cell Ltd.

By:	/s/ Avi Magid
Avi Magid
Chief Executive Officer

Date: May 15, 2023