Form 20-F
period 2023-12-31
PV Nano Cell, Ltd.
filed 2024-05-09
CIK 1627480

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding ordinary shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 182,942,418 ordinary shares, nominal value NIS 0.01 per share, as of December 31, 2023.

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

Our reporting currency and financial currency is the U.S. dollar. In this annual report on Form 20-F, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars. Unless stated otherwise, U.S. dollar translation of NIS amounts presented in this annual report are translated using the rate of $1.00 = NIS 3.627, the exchange rate published by the Bank of Israel on December 31, 2023.

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve risks and uncertainties. All statements other than statements of historical facts contained in this annual report on Form 20-F are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	the potential market opportunities for commercializing our current and planned products;

●	our ability to raise the capital needed to continue our operations and pay existing and future liabilities;

●	our going concern qualification in our consolidated financial statements for the year ended December 31, 2023 and its impact on our capital raising efforts;

●	our expectations and beliefs regarding the technological advantages, cost efficiencies and potential market size for our current and planned products;

●	estimates of our expenses, future revenue, capital requirements, and our needs for additional financing;

●	our ability to develop, advance, manufacture and commercialize our current and planned products;

ii

●	the implementation of our business model and strategic plans for our business and products;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our current and planned products;

●	our ability to maintain and establish collaborations or obtain additional funding;

●	our financial performance;

●	developments and projections relating to our competitors and our industry; and

●	the impact of the economic, political and security situation in Israel and other countries in which we may operate.

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

Risk Factors Summary

Risks Related to Our Financial Position and Capital Requirements

●	We have a relatively limited operating history on which to assess our business, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future.

●	Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

●	We will need significant additional capital on an immediate basis, which we may be unable to obtain. Raising additional capital by issuing securities may cause dilution to existing shareholders.

Risks Related to Our Business

●	We have generated only minimal revenue from product sales and may never be profitable.

●	Our failure to complete the development of our Sicrys paste, may adversely affect our ability to successfully commercialize our products and technologies.

●	If our conductive inks and pastes fail to achieve and sustain sufficient market acceptance or if market penetration occurs more slowly than expected, our future revenues will be adversely affected.

●	We believe that our future success depends on our ability to deliver products and services that meet changing technology and customer needs.

●	We currently have minimal marketing and sales capabilities. If we are unable to establish significant sales and marketing capabilities or enter into agreements with third parties to market and sell our products once development of our technology for mass production is completed, we may be unable to generate significant revenue.

●	Our ability to grow our business successfully depends, among other things, on our ability to expand our production and operating infrastructure in a way that would effectively support our growth in our target markets.

●	We are subject to a multitude of manufacturing risks, any of which could substantially increase our costs and limit supply of our products and technologies.

●	We are subject to risks resulting from fluctuations in the price of silver and other raw materials.

●	Our business involves the use of hazardous materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business, and if we fail to comply with such laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

●	We face competition in the markets in which we operate and our competitors may develop products that are similar to, more advanced than, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our products and technologies.

●	The health effects of nanotechnology are unknown.

●	Our future success depends in part on our ability to retain our key personnel and to attract, retain, and motivate other qualified personnel.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

●	International expansion of our business exposes us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of Israel.

●	Environmental, social and corporate governance (“ESG”) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products and technologies or any future products and technologies, we may not be able to compete effectively in our markets.

●	If we are unable to maintain effective proprietary rights for our products and technologies or any future products and technologies, we may not be able to compete effectively in our markets.

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

●	We may become subject to claims of intellectual property infringement by third parties or may be required to indemnify our distributors or other third parties against such claims, which, regardless of their merit, could result in litigation, distract our management and materially adversely affect our business, results of operations or financial condition.

●	We may not be successful in obtaining or maintaining necessary rights to our products and technologies through intellectual property rights in-licenses.

●	We may not be able to fully enforce covenants not to compete with our key employees, and therefore we may be unable to prevent our competitors from benefiting from the expertise of such employees.

●	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

●	Exchange rate fluctuations, primarily between the U.S. dollar and the NIS currencies, and inflation may negatively affect our results of operations.

●	Provisions of Israeli law and our Amended and Restated Articles of Association (“Articles of Association”), may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

●	It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this annual report on Form 20-F located in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

Risks Related to Our Ordinary Shares

●	Our U.S. investors may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

●	We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

●	Our major shareholders, directors and officers as a group have significant voting power and may take actions that may not be in the best interest of shareholders.

●	We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

●	We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies.

●	Offers or availability for sale of a substantial number of our ordinary shares may cause the price of our ordinary shares to decline.

●	Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2023. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting.

●	The market price of our ordinary shares may fluctuate significantly.

●	Because our ordinary shares are traded as a “penny stock,” it may be more difficult for investors to sell our ordinary shares, and the market price of our ordinary shares may be adversely affected.

Risks Related to Our Financial Position and Capital Requirements

We have a relatively limited operating history on which to assess our business, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future.

We have a limited operating history. We have incurred net losses since our inception in 2009, including a net loss of approximately $2.1 million for the year ended on December 31, 2023 and an accumulated deficit of approximately $42.7 million as of December 31, 2023. We are in default in repayment of our convertible notes which as of December 31, 2023 aggregated to approximately $1.5 million (including principal and interest). In addition, as of December 31, 2023, we had outstanding current liabilities towards (among others) the Israel Innovation Authority (“IIA”), service providers and suppliers in the aggregate amount of approximately $3.5 million. To date, we have financed our operations primarily through the issuance of equity instruments and convertible notes as well as through government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to generate significant revenues via commercialization of our products or technologies. We do not know whether or when we will become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

We generated relatively limited revenues, which are not presently sufficient to sustain our operations. Our total revenues generated from sales were $478,584, $603,359 and $568,704 for the years ended December 31, 2023, 2022 and 2021, respectively. We have incurred net losses since our inception in 2009, including a net loss of approximately $2.1 million for the year ended December 31, 2023. In addition, we are in default in repayment of our convertible notes, which as of December 31, 2023, aggregated to approximately $1.5 million (including principal and interest). Further, as of December 31, 2023, we had outstanding current liabilities towards the IIA, service providers and suppliers in the aggregate amount of approximately $3.5 million. The future payments of such liabilities may have a significant effect on our cash availability in future periods. As of December 31, 2023, and as of the date of the filing of this annual report on Form 20-F, we had limited cash resources.

Our history of net losses has raised substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2023 with respect to this uncertainty. We believe that we will need to raise significant additional funds before we have significant cash flow from operations. Accordingly, our ability to continue as a going concern will require us to seek alternative financing to fund our operations and pay existing and future liabilities. The substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

We will need significant additional capital on an immediate basis, which we may be unable to obtain. Raising additional capital by issuing securities may cause dilution to existing shareholders.

As of December 31, 2023, we had cash balance of $629,957. We are in default in repayment of our convertible notes which, as of December 31, 2023, aggregated to approximately $1.5 million (including principal and interest). In addition, as of December 31, 2023, we had outstanding current liabilities towards the IIA, service providers and suppliers in the aggregate amount of approximately $3.5 million. The future payments of such liabilities may have a significant effect on our cash availability in future periods. As of the date of this annual report, we had sufficient cash to fund operations as presently maintained through July 2024. We will need to raise additional capital to continue our operations beyond such period and to pay existing and future liabilities. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are commercially acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financing through equity investments is likely to be dilutive to existing shareholders. Furthermore, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuance of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including finder fees, investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as our history of losses and capital market conditions, including inflation and rising interest rates across the global economy, which have resulted in, and may continue to result in, significant disruption of global financial markets and could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Risks Related to Our Business

We have generated only minimal revenue from product sales and may never be profitable.

We have generated only minimal revenue in the past, primarily from limited sales of our Sicrys inks. Our ability to generate revenue and achieve profitability depends on (among other things) our ability to demonstrate the technological advantage of and successfully commercialize our Sicrys pastes and inks and any future products and technologies. There is no assurance that we will be successful in any of these endeavors.

Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing the development of our metallization solutions for the solar manufacturing market;

●	obtaining market acceptance of our products and technologies;

●	attracting, hiring, and retaining qualified personnel.

●	developing paste and ink products compatible with commercially available printing technologies;

●	expanding our distribution channels, including our ability to enter into cooperation arrangements with printing technologies manufacturers;

●	ramping up our production capabilities if and when our sales volume increases;

●	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

●	addressing any competing technological and market developments.

Our failure to complete the development of our Sicrys paste, may adversely affect our ability to successfully commercialize our products and technologies.

We continue to invest significant financial resources in the completion of the development of our Sicrys paste. However, research and development activities are inherently uncertain, and we could encounter difficulties in commercializing our research results. We seek to continuously improve our products and processes. While we believe that we will be able to manage these uncertainties, we may encounter unanticipated challenges and there can be no guarantee that our significant research and development expenditures will produce corresponding benefits. If we are unable to achieve the necessary technological developments, our overall growth and financial performance and our operating results could be adversely impacted.

If our conductive inks and pastes fail to achieve and sustain sufficient market acceptance or if market penetration occurs more slowly than expected, our future revenues will be adversely affected.

Our success depends, among other things, on our ability to gain market acceptance of our Sicrys inks and, following completion of development, pastes as a reliable and cost-saving alternative to existing production technologies. Compared to some competing technologies, our nano-metric conductive ink technology is relatively new, and most potential customers have limited knowledge of, or experience with, our conductive inks and pastes, may have substantial investments and know-how related to their existing printing technologies, and may perceive risks relating to the reliability, quality, usefulness and profitability of adopting our conductive inks and pastes when compared to other production technologies available in the market. Our potential customers may also need to devote significant time and effort to testing and validating our technology prior to its adoption. Any failure of our technology to meet our potential customer benchmarks could result in customers choosing to retain their existing technology or to purchase technologies other than ours. If we fail to achieve market acceptance of our conductive inks and pastes or if market penetration is slower than expected, then our opportunities to grow our revenues and reach profitability will be severely limited. There is no assurance that we will succeed in any of the foregoing.

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

Our business may be affected by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new standards and practices, any of which could render our existing products and proprietary technology obsolete. There is a risk that we may not be able to:

●	Develop or obtain leading technologies useful in our business;

●	Enhance our existing products;

●	Develop new products and technologies that address the increasingly sophisticated and varied needs of prospective customers; or

●	Respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

We currently have minimal marketing and sales capabilities. If we are unable to establish significant sales and marketing capabilities or enter into agreements with third parties to market and sell our products once development of our technology for mass production is completed, we may be unable to generate significant revenue.

We have limited experience and capabilities in selling and marketing. In order to successfully commercialize our Sicrys inks and (following completion of development) pastes or any other products, we will need to either further develop these capabilities on our own or collaborate with third party distributors and sales agents with established sales and marketing operations and industry experience. However, there can be no assurance that we will be able to enter into agreements with such third-party distribution and sales agents on terms acceptable to us, or at all, or that such distributors or sales agents will be successful in marketing our inks and pastes. If we are not successful in entering into such agreements, our results of operation may be adversely affected.

Our ability to grow our business successfully depends, among other things, on our ability to expand our production and operating infrastructure in a way that would effectively support our growth in our target markets.

We manufacture our pastes and inks at our Migdal Ha’Emek facilities. We increased our facility’s production capacity during 2023 to support current customer demand, and plan to further increase production capacity in accordance with future customer demand, subject to sufficient available capital. Our future success requires (among other things) that we have adequate capacity in our manufacturing facilities to manufacture the quantities of products to support our current sales level and the anticipated increased levels that may result from our growth. We believe that the capacity of our current manufacturing facilities is sufficient to meet anticipated demand for our products through the end of 2024. However, there can be no assurance as to the timing or our ability to achieve planned, needed, or desired manufacturing capacity levels. In the event that demand for our inks and (following completion of development) pastes outgrows our internal manufacturing capacity, we may engage third-party manufacturers to produce additional inks and pastes, in which case there can be no assurance that we will be able to enter into agreements with such manufacturers on terms acceptable to us, or at all, or that, once contracted, such manufacturers will perform as expected. If we are not successful in expanding our production capacity or entering into such agreements with third parties, our results of operation may be adversely affected.

We are subject to a multitude of manufacturing risks, any of which could substantially increase our costs and limit supply of our products and technologies.

We currently only have one operating manufacturing line. The process of manufacturing our products and technologies is complex and subject to several risks and uncertainties, including, but not limited to, availability and prices of the raw materials (including silver in particular) necessary for production of our inks, and any major malfunctions in our manufacturing line. Any adverse developments affecting manufacturing operations for our products and technologies may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of our products and technologies. We may also have to take inventory write-offs and incur other charges and expenses for products and technologies that fail to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

We are subject to risks resulting from fluctuations in the price of silver and other raw materials.

The manufacturing process for our silver-based inks and pastes utilizes a silver salt, the price of which is linked to the price of silver. The price of silver as well as the price of other raw materials used in the manufacturing process for our inks and pastes is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, speculative activities by commodities traders and others and the political and economic conditions of major silver producing countries throughout the world The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event the prices of silver or other raw materials used in our manufacturing process increase and remain high for prolonged periods of time, we may not be able to produce inks and pastes at a cost effective and competitive price. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business involves the use of hazardous materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business, and if we fail to comply with such laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

Our business involves the blending, controlled storage, use and disposal of hazardous materials. We are subject to numerous environmental, health and safety laws, regulations and permitting requirements, currently mainly in Israel, including those governing the emission and discharge of hazardous materials into ground, air or water; the manufacture, storage, use, management, handling and disposal of hazardous waste; the registration of chemicals and in the future also import and export of chemicals; the clean-up of contaminated sites; and the health and safety of our employees. We expect to be subject to similar regulations in any other jurisdictions in which we may establish manufacturing operations in the future. Although we believe the safety procedures we utilize for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. If we violate or fail to comply with these laws, regulations, licenses or permits, we could be fined or otherwise sanctioned by regulators. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits. In the event of an accident, local or foreign authorities may curtail the use of these materials and interrupt our business operations. If we are subject to any liability as a result of activities involving hazardous materials, our business and financial condition may be adversely affected and our reputation may be harmed.

We face competition in the markets in which we operate and our competitors may develop products that are similar to, more advanced than, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our products and technologies.

We are currently aware of various existing products in the market and in development that may compete with our products and technologies, directly and indirectly. To our knowledge, other companies are currently developing and selling silver-based inkjet pastes and inks for printed electronics and digital electronic inkjet printing applications. We are also aware of several companies developing copper-based inks and pastes for inkjet printing and solar applications.

Many of our competitors have substantially greater financial, technical, and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Mergers and acquisitions in the conductive ink and paste industry may result in even more resources being concentrated in our competitors. As a result, these companies may be more effective in selling and marketing their products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in this industry. Our competitors may succeed in developing, acquiring, or licensing on an exclusive basis, products that are more effective or less costly than our current or future products or technologies, or achieve earlier patent protection, product commercialization, and market penetration than we do. Additionally, technologies developed by our competitors may render our existing and potential products and technologies uneconomical or obsolete, and we may not be successful in marketing our products and technologies against competitors.

The health effects of nanotechnology are unknown.

There is no scientific agreement on the health effects of nanomaterials, but some scientists believe that, in some cases, nanomaterials may be hazardous to an individual’s health or the environment. The science of nanotechnology is based on arranging atoms in such a way as to modify or build materials. Depending on the nanomaterials used, the resulting material may not be found in nature; therefore, the effects are unknown. Our technologies are based on nanometals that are, at most times, dispersed in a liquid minimizing the exposures risks. Moreover, once the metal particles have been printed and sintered, they are no longer nanometals, therefore lowering exposure risks. Although we take appropriate precautions for employees working with our materials and believe that any health risks related to the nanometals used in potential products can be minimized, we cannot assure that such precautions will be effective. Future research in the field of nanomaterials, in general, on health and environmental issues may have an adverse effect on products using our technology.

Our future success depends in part on our ability to retain our key personnel and to attract, retain, and motivate other qualified personnel.

We are highly dependent on our key personnel, and the loss of their services without proper replacements would adversely impact the achievement of our objectives. Recruiting and retaining additional key personnel and other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous high-tech companies for individuals with similar skill sets. The inability to recruit and retain qualified personnel, or the loss of the services of our key personnel without proper replacement, may impede the progress of our research, development, and commercialization objectives.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could experience business interruption, information theft and/or reputational damage from cyber-attacks or cyber-intrusions over the Internet, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, and attachments to emails. Any of the foregoing may compromise our systems and lead to data leakage either internally or at our third-party providers. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business. Although we have invested in certain measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

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

Our headquarters are located in Israel. Nevertheless, our business strategy incorporates potentially significant international expansion. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

●	complexities and difficulties in obtaining protection for and enforcing our intellectual property rights;

●	difficulties in staffing and managing foreign operations;

●	limitations in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

●	changes in foreign regulations and customs;

●	changes in currency exchange rates and currency controls;

●	changes in a specific country’s or region’s political or economic environment;

●	natural disasters, wars, terrorism, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation, and insurance; and

●	certain countries’ regulations may make it difficult for us to import our inks and (following completion of development) pastes into such countries.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Environmental, social and corporate governance (“ESG”) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, customers, consumers, employees and other stakeholders. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs. If our ESG practices fail to meet regulatory requirements or investor, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation and employee retention may be negatively impacted, and our suppliers may be unwilling to continue to do business with us. If we do not adapt to or comply with new regulations, including the SEC’s recently approved rules that require companies to provide significantly expanded climate-related disclosures in their periodic reporting (assuming the ultimate implementation of such rules following the current stay thereof), or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, which could have a material adverse effect on our business or financial condition.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding any resurgence of COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property related to our products and technologies. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and products.

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries, as well as related to our novel technologies and products that are important to our business. The silver ink and dispersions-related patent applications based on PCT/US2011/063459 (WO2012078590), have been granted in several countries, including China, Russia, Japan, India, Israel, Korea, Brazil, France, Germany, the United Kingdom, the Netherlands, the U.S. and the European Union and we currently have additional patent applications pending in the U.S. supporting our silver-based inks, dispersions and some pastes. Our patent application based on PCT/IB2015/051536 (WO2015132719), relating to copper-based inks and dispersions, has been granted in several countries, including Europe, Russia, the United Kingdom, Belgium, Germany, Finland, France, Ireland, the Netherlands, Israel, Brazil, India and the United States. Additionally, we have patent applications based on PCT/IB2015/051536 (WO2015132719), relating to copper-based ink, which have been submitted to national phase in South Korea, Japan and China. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The patent position of technology companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. The patents or patent applications that we own, or may in-license in the future, may fail to result in issued patents with claims that cover our products and technologies in the United States or in other foreign countries. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. The discovery of relevant prior art can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products and technologies, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our products and technologies, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

We have filed several patent applications covering various aspects of our products and technologies. Even though some have already been granted, we cannot provide any assurances about which, if any, additional patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any products and technologies that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product under patent protection could be reduced.

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

There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the high-technology industries, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the United States Patent and Trademark Office and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products and technologies. As the conductive ink and paste industry expands and more patents are issued, the risk increases that our products and technologies may be subject to claims of infringement of the patent rights of third parties. We have never conducted a freedom to operate study.

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

Our products and technologies may, in the future, require the use of proprietary rights held by third parties. In addition, our products and technologies may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our products and technologies. The licensing and acquisition of third-party intellectual property rights is a competitive area, and more established companies than us may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater development and commercialization capabilities.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights, we may have to abandon development of that product or technology and our business and financial condition could suffer.

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

Our executive offices, application department, labs, production site and warehouse are located in Migdal Ha’Emek, Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries and militia groups, including Hamas, an Islamist militia and political group that controls the Gaza Strip, and Hezbollah, an Islamist militia group that controls large portions of southern Lebanon.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea that were thought to either be on route to Israel or to be partly owned by Israeli businessmen. In April 2024, Iran launched a series of over 300 drone and missile attacks on military and civilian targets in Israel. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, will join the hostilities. It is currently not possible to predict the duration or severity of the ongoing conflict or its effect on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. While we have not been impacted by any absences of personnel military service call ups to date, military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on our business and operations.

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

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies or persons in these countries. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

Any armed conflicts, terrorist activities or political instability in Israel or the region or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect business conditions and harm our results of operations and could make it more difficult for us to raise capital.

The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

We have received grants from the IIA for research and development programs and may apply for further grants in the future. In order to maintain our eligibility for these grants, we must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations and guidelines promulgated thereunder (the “Innovation Law”). Under the terms of the Innovation Law, in exchange for the research and development grants we received, we are required to pay the IIA royalties at the rate of 3% from our revenues up to an aggregate of 100% (which may be increased under certain circumstances, as described below) of the U.S. dollar-linked value of the grant, plus interest. Until October 25, 2023, the interest was calculated at a rate based on the last published 12-month LIBOR applicable to U.S. dollar deposits. On October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR, according to which, (a) for IIA grants approved between January 1, 1999 and June 30, 2017 – the annual interest will be the interest in effect at the time of the grant approval; (b) for IIA grants approved between July 1, 2017 and December 31, 2023 – for the period prior to December 31, 2023, the interest shall be calculated based on the 12-month LIBOR applicable to U.S. dollar deposits, as published on the first trading day of each year or in an alternative publication of the Bank of Israel; and for periods as of January 1, 2024, the annual interest shall be calculated at a rate based on the 12-month secured overnight financing rate (SOFR), or at an alternative rate published by the Bank of Israel plus 0.71513%; and (c) for IIA grants approved on or following January 1, 2024, the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, and (ii) a fixed annual interest rate of 4%.

As of December 31, 2023, we and our wholly-owned subsidiaries had received funding from the IIA in the aggregate amount of approximately $3.6 million. As of December 31, 2023, we and our wholly-owned subsidiaries had paid royalties to the IIA in the aggregate amount of approximately $1.1 million and had an obligation to the IIA with respect to such funding (including interest) in the amount of approximately $3.2 million (approximately $2.0 million out of such amount are contingent liabilities and therefore, not recorded in our liabilities).

The Innovation Law generally requires that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless a prior written approval is received from IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required) and additional payments are required to be made to IIA. The export of products that incorporate the funded know-how is not restricted. As of the date of this annual report on Form 20-F, we have not sought to obtain such approvals, as we do not have immediate plans to manufacture outside of Israel. We may not receive the required approvals for any transfer of manufacturing activities, if such transfer will be contemplated in the future. Even if we do receive approval to manufacture products developed with IIA grants outside of Israel, the royalty rate may be increased and we may be required to pay up to 150% of some or all of the grant amounts requiring repayment plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

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

We have also received a grant from the Israeli Ministry of Energy and Infrastructure (the “MoE”) for one of our research and development programs. In order to maintain our eligibility for this grant, we must meet specified conditions, including the payment of royalties of 5% (plus interest) of any revenues generated from the intellectual property generated under the program. As of December 31, 2023, we had received funding from the MoE in the aggregate amount of approximately NIS 585,119 (approximately $168,574, based on the exchange rate of $1.00 = NIS 3.471 in effect as of December 31, 2013) As of December 31, 2023, we had a contingent obligation to the MoE with respect to such funding (including interest), following the payment of royalties up to that date, in the amount of NIS 554,289 (approximately $152,823). If we fail to comply with these conditions in the future, sanctions (such as the cancellation of the grant) might be imposed on us, and we could be required to refund any payments previously received. The terms of the MoE’s grant require us, among other things, to obtain the MoE’s approval prior to any assignment of know-how developed under the research and development program funded with its grant and we must continue to comply with the grant requirements of our agreement with the MoE regarding intellectual property even following full repayment of any MoE grant. The MoE also has a right to receive a nonexclusive royalty free license to the know-how developed under any such program to the extent necessary for national needs. Pursuant to the terms of the grant, until the later of (i) full repayment of our contingent liability to the MoE, or (ii) finalization of the research and development program, we are required to notify the MoE of any new funding offered to us, including by the State of Israel, and the MoE has a right to negotiate with such investor(s) for the repayment by us of the grant provided to us by the Ministry.

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

Provisions of Israeli law and our Articles of Association could have the effect of delaying or preventing a change in control of our company; may make it more difficult for a third-party to acquire us; may make it more difficult for our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders; and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	any amendment of our Articles of Association generally requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote and present at a general meeting of shareholders; however, the amendment of a limited number of provisions related to the board of directors, proceedings of the board of directors, and business combinations require a vote of the holders of 60% of our outstanding ordinary shares entitled to vote and present at a general meeting (excluding abstentions);

●	our Articles of Association require a vote of the holders of 60% of our outstanding ordinary shares entitled to vote and present at a general meeting (excluding abstentions) for the removal of directors (who are not external directors) prior to the expiration of his or her term of office;

●	our Articles of Association provide that director vacancies may only be filled by our board of directors; and

●	our Articles of Association prevent a “business combination” with an “interested shareholder” (as such terms are defined in our Articles of Association) for a period of three years after the date of the transaction in which the person or entity became an interested shareholder, unless the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the Board of Directors in accordance with our Articles of or other requirements specified in our Articles of Association are satisfied.

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

In addition, under our Articles of Association, as approved by our shareholders on November 29, 2018, GTRIMG Investments Ltd. (“GTRIMG”), our controlling shareholder, has the right, so long it holds at least 5% of our issued and outstanding share capital, conditioned upon a $2.0 million investment by GTRIMG following such date, to appoint a director to the Board who shall also serve as the chairman of the Board, provided that such nominee has the required qualifications under applicable laws, including the stock exchange rules then applicable. In April 2020, following completion of GTRIMG’s $2.0 million investment, GTRIMG appointed Mr. Dov Farkash to serve as a member of our Board as Active Chairman. At the annual general meeting of shareholders held in December 2023, our shareholders approved the re-election of Mr. Farkash as a Class I director, to serve until our annual general meeting of shareholders to be held in 2026.

Furthermore, under an agreement dated October 27, 2021, entered into in connection with a private placement of our securities, certain of the investors, including GTRIMG, Messrs. Leon and Lenny Recanati, Dan Vilenski and Teuza – A Fairchild Technology Venture Ltd. (“Teuza”), have the right to appoint three directors to our Board. Accordingly, Mr. Ofer Greenberger and Mr. David Boas were appointed to our Board as of May 19, 2022. Mr. Boas resigned from our Board as of January 1, 2023, and was replaced by Mr. Keinan Maman, who was appointed as a Class II director as of March 6, 2023. Mr. Ofer Greenberger resigned from our Board as of January 7, 2024.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. We have not determined whether we have been a PFIC for 2023 or any previous year, or whether we will be a PFIC in any future year. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor owns ordinary shares, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of share sales. A “qualified electing fund” election may alleviate some of the adverse consequences of PFIC status; however, we do not intend to provide the information necessary for U.S. Investors to make qualified electing fund elections if we are classified as a PFIC.

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

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be the investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends and may subject our dividends to Israeli withholding taxes. Furthermore, our payment of dividends (out of tax-exempt income) may retroactively subject us to certain Israeli corporate income taxes, to which we would not otherwise be subject.

Our major shareholders, directors and officers as a group have significant voting power and may take actions that may not be in the best interest of shareholders.

Our major shareholders, GTRIMG, Messrs. Leon and Lenny Recanati or companies under their control and Teuza, and our directors and officers as a group beneficially owned approximately 84.90% of our outstanding ordinary shares as of May 9, 2024. As a result, they will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. Their interests may not be consistent with those of our other shareholders. In addition, due to their share ownership, our major shareholders, the directors appointed by them, our other directors and executive officers could dictate the management of our business and affairs. As of May 9, 2024, GTRIMG beneficially owned in the aggregate approximately 39.42% of our outstanding ordinary shares. This concentration of ownership may discourage third parties from seeking to acquire control of us and could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our ordinary shares, if a public market further develops for such securities, because investors may perceive disadvantages in owning stock in a company with controlling affiliated shareholders.

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

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports and proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although as an Israeli public company listed outside of Israel we are required to disclose the compensation of our five most highly compensated officer holders on an individual basis, this disclosure is not as extensive as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to U.S. domestic reporting companies.

Offers or availability for sale of a substantial number of our ordinary shares may cause the price of our ordinary shares to decline.

If our major shareholders sell substantial amounts of our ordinary shares in the public market (if one develops) or if there is a perception in the market that substantial sales may occur in the future upon the expiration of any statutory holding period, under Rule 144, or upon the exercise of outstanding options held by our directors and officers or warrants held by investors, the market price of our ordinary shares could fall. The occurrence of such substantial sales or the perception that substantial sales of our ordinary shares may occur in the future could put downward pressure on the market price of our ordinary shares and may make it more difficult for us to raise additional financing through the sale of equity or equity related securities in the future at a time and price that we deem reasonable or appropriate.

Furthermore, we issued a significant number of warrants to certain investors, which, if exercised, may have a material dilutive effect on our share capital. For more information see “Item 7 A. Major Shareholders and Related Party Transactions — Major Shareholders”.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2023. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2023, and also concluded that our disclosure controls and procedures were not effective as of December 31, 2023, due to material weaknesses in our internal control over financial reporting, all as described in “Item 15 Controls and Procedures” of this annual report. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

The material weaknesses in internal control over financial reporting that were identified (among other things) were: (i) significant parts of entity level controls are missing, (ii) lack of segregation of duties, (iii) controls’ effectiveness testing was predominantly not performed, among other things due to nonperformance of controls or absence of evidence for controls’ performance, and (iv) non-remediation of material weaknesses identified in prior years. Based on such assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting is ineffective based on those criteria.

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

If a public trading market further develops for our ordinary shares, the market price of the ordinary shares may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	the announcement of new products or product enhancements by us or our competitors;

●	developments concerning intellectual property rights and regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if the ordinary shares are covered by analysts;

●	developments in the nanotechnology and alternative energy industries;

●	the results of product liability or intellectual property lawsuits;

●	future issuances of ordinary shares or other securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

●	general market conditions and other factors, including factors unrelated to our operating performance, such as natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence or resurgence of a pandemic or other widespread health emergencies (including for example, a resurgence of the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

Our Registration Statement on Form F-1 was declared effective by the SEC on September 30, 2015, and a FINRA-registered market maker subsequently filed an application on Form 211 with FINRA to quote our ordinary shares on the OTCQB marketplace (the “OTCQB”). On March 31, 2016, the application on Form 211 with FINRA to make a market in our ordinary shares was approved by FINRA, and on December 15, 2016, quotation of our ordinary shares began on the OTCQB under the ticker symbol “PVNNF”. On December 18, 2019, our ordinary shares began to be quoted on the OTC Pink. However, due to lack of available resources, we were not able to comply in a timely manner with our SEC periodic filing obligations for the years ended December 31, 2020 and 2021. Accordingly, as of September 29, 2021, the public quote for our ordinary shares was removed from the OTC Pink. Depending on market and other conditions and the continued development of our products, we may consider applying to have our ordinary shares quoted on the OTC Pink or OTCQB.

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

B. Business Overview

We are a conductive paste and ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive pastes and inks for digital conductive printing applications, mainly screen printing and novel printing technologies for the solar industry. We have developed the Sicrys family of single crystal nano-metric conductive paste and ink, which we believe is a significantly more effective alternative to other current printing processes, such as screen printing, photolithography and etching processes, for photovoltaic heterojunction technology (PV-HJT) and digital printed electronics applications. We adapt our Sicrys paste and ink to specific customer requirements. We currently sell our Sicrys silver-based ink for photovoltaic, digital printed electronics and automotive applications in low volumes and are in the process of seeking to expand our sales efforts to include sales of Sicrys silver-based ink for a wider range of applications, such as solar. We are in the process of developing our Sicrys silver-based paste for solar applications. We are also developing what we believe is the first single crystal copper-based nano-metric paste and ink for mass-production of printed electronics, including for solar applications. We believe that copper inks and pastes represent a significant improvement over silver-based inks and pastes given copper’s significantly lower cost and nearly identical electrical and conductive properties.

Background

Photovoltaic Cell Metallization

PV cells (commonly known as solar cells) are the building blocks of solar module arrays that convert energy from sunlight into electricity. Multiple PV cells in an integrated group, all oriented in one plane, constitute a solar photovoltaic panel or module. An array of connected PV cells can convert solar energy into a usable amount of direct current electricity.

A key part of the PV cells manufacturing process is the metallization of the cell, i.e., laying down metal electrodes (metal lines) to collect the electricity generated by the cell when exposed to sunlight. Typically, the metallization process involves the application of silver paste on the cell using a screen-printing process. The metal lines are then fired (i.e., sintered) at high temperature to improve conductivity.

One of the main challenges of the metallization process is reducing the linewidth of the metal lines to minimize shading losses while maximizing conductivity by denser lines. Extremely fine (narrow) lines are difficult to produce. Furthermore, conductivity of fine lines becomes challenging as the linewidth is similar to the size of the metal particles in the conductive paste (e.g., a line 10um produced by 3um metal particles). This challenge is greater in modern heterojunction (“HJT”) solar cells that, due to their specific structure and materials, do not allow firing. Typical silver pastes require firing at up to 800 °C; well above the upper tolerance of the HJT cells. Therefore, special low temperature silver pastes designed for curing temperature (~200 °C) must be used. Metal lines produced by low temperature silver pastes are less conductive in comparison with fired standard silver paste lines. Therefore, HJT cells require larger amounts of low temperature silver paste (to compensate for the low conductivity) that yield wider lines. Producing high-conductivity low temperature paste is a key bottleneck of the HJT technology.

We believe that our single crystal nanoparticle silver paste can enable the creation of conductive fine lines with superior conductivity compared to current micro-particle-based silver pastes, especially for HJT non-fired processes. Furthermore, by providing superior conductivity, the amount of material could be reduced significantly and further improve the cost-per-watt performance of the PV cells that are produced using our nanoparticles silver paste.

In addition, we are working with several equipment manufacturers that enable non-contact metallization processes that can further improve the cost-per-watt by allowing for thinner PV cell wafers (thus reducing silicon costs).

Printed Electronics

Digital printed electronics is a set of methodologies by which electrical devices are digitally printed onto various substrates (i.e., base material) by depositing electrically functional inks and pastes (and possibly other additional functional inks and pastes such as insulating materials) on the substrate, creating active or passive devices, such as conductors, capacitors or resistors. The use of digital printed electronics presents an opportunity to facilitate widespread, production of new electronics, more efficient electronics, new electronic designs and customized and personalized electronics.

We believe that the current analog printing and etching methods have inherent limitations when implemented in flexible electronics, 3D (three dimensional) electronics and in customized and small-scale printing. Furthermore, these processes currently utilize expensive materials and produce toxic byproducts which must be disposed of, which increases overall production costs. We believe that a market opportunity exists for inks and pastes, such as ours, that enable digital conductive printing, enabling printing on flexible substrates, on substrates that cannot be fired (post printing sintering at high temperature), to allow three-dimensional printing, customized and optimized small-scale printing.

Digitally printing electronics present advantages over the traditional analog method, including:

●	It is an additive process, with no etching‘ reducing waste, especially dangerous waste;

●	Digital process may allow printing of passive components (resistors & capacitors) embedded in the layers;

a.	Free mounting area on the outer surfaces (will allow minimizing the surface area and thickness).

b.	Saving component mounting costs and complexity.

While there are quite a few companies that have silver conductive inks and pastes, there are very few companies offering high-metal content silver and copper nano particle dispersions. The Company offers both silver and copper-single crystal nano particle-based inks and is developing pastes.

Our Sicrys Inks and Pastes

Sicrys Inks for Digital Printed Electronics

We currently offer silver-based and copper-based Sicrys inks for use in the production of digital printed electronics utilizing inkjet printing technologies. We believe that inkjet production of digital printed electronics utilizing our Sicrys inks results in the following benefits relative to traditional screen printing and photolithography processes:

●	Applications for flexible and customized electronics and three-dimensional (3D) printed device manufacturing, due to digital (non-contact) printing and the lower sintering temperatures required for nano-based inks;

●	Significant cost efficiency due to additive manufacturing, flexibility and efficiency of the manufacturing process; and

●	Low generation of hazardous waste during the manufacturing process.

Sicrys Paste for Photovoltaic Cell Metallization

We are developing silver-based and copper-based Sicrys paste, which is a nanoparticle-based paste for screen printing technology and other novel printing technologies for solar applications. We believe that PV HJT utilizing our Sicrys paste has the potential to result in the following benefits relative to traditional screen-printing processes:

●	A more efficient solar cell;

●	Immediate cost savings due to substantially lower metallization costs and increased cell efficiency (lower sintering temperatures);

●	Potential future cost savings due to the ability to utilize thinner wafers for PV cells, thus reducing silicon costs and potentially further increasing cell efficiency;

●	Enhanced performance due to improved conductive properties enabling printing of contact lines that are significantly thinner compared to traditional pastes;

●	Improve performance of temperature sensitive solar cells (CIGS, CdTe, HTJ, thin films and others); and

●	Potential additional cost savings with copper-based paste compared to silver-based paste.

Our Strategy

Our goal is to become a leading producer of conductive pastes and inks for digital printed electronics applications and the solar industry. Our strategy is to concentrate our efforts on mass production application opportunities by selling paste and inks to be used in mass production printing technologies with high throughputs and high consumption of pastes and inks per year. We are currently focusing our efforts on demonstrating the advantages of our Sicrys technology to dedicated customers. We partner with leading printing technology manufacturers to supply our solutions to potential customers. We also intend to further work with our customers to develop the production processes suitable to the relevant applications and their needs (including printing strategy, printing temperature, sintering temperatures and time).

Research and Development

The conductive pastes and inks we manufacture for conductive printing applications are based on either silver or copper. Our research and development efforts are focused primarily on the continuous improvement and optimization of our pastes and inks, including adapting and optimizing the pastes and inks to the different available and emerging printing technologies and applications in the market. In addition, our efforts focus on reducing the sintering temperature, or the process that physically connects between the nano metal particles to produce a continuous conductive layer.

We and our wholly-owned subsidiaries have received grants from the Government of Israel through the IIA for the financing of a portion of our research and development expenditures pursuant to the Innovation Law. As of December 31, 2023, we and our wholly-owned subsidiaries had received funding from the IIA in the aggregate amount of approximately $3.6 million. As of December 31, 2023, we and our wholly-owned subsidiaries had paid royalties to the IIA in the aggregate amount of approximately $1.1 million and had an obligation to the IIA with respect to such funding (including interest) in the amount of approximately $3.2 million (approximately $2.0 million out of such amount are contingent liabilities and therefore, not recorded in our liabilities). We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. We have also received a grant from the MoE for one of our research and development programs. As of December 31, 2023, we had received funding from the MoE in the aggregate amount of approximately NIS 585,119 (approximately $168,574, based on the exchange rate of $1.00 = NIS 3.471 in effect as of December 31, 2013). As of December 31, 2023, we had a contingent obligation to the MoE with respect to such funding (including interest), following the payment of royalties up to that date, in the amount of NIS 554,289 (approximately $152,823). See “Item 3 D. Key Information – Risk Factors – Risks Related to Our Operations in Israel – The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.”

In addition, we have several development consortiums in the framework of the European Horizon 2020, research and development support programs in Europe and Israel, which provide grants for research and development, including to companies in Israel. The grants are used to expand our know-how and network through research and development that we commit to, the costs of which is reimbursed in part by European Horizon 2020 and local financing entities. One consortium program for the inkjet-based fabrication of multilayer printed circuit boards with embedded printed passive elements was concluded. The following additional projects were approved for financing in 2019 and 2021:

●	RolaFlex – A project financed by the Horizon 2020 framework (approximately $6.5 million total budget, of which $0.5 million was allocated to us, of which 70% is to be funded by the grant). The project’s vision is to combine high-resolution laser printing and laser patterning and new materials with high throughput R-2-R process. The technology will be demonstrated in the high-speed fabrication of OLED and OPV components. The partners in this project are TNO (The Netherlands), Armor (France), Golem (Germany), Seqens (France), FlexEnable (UK), NTUA (Greece), Imperial Collage (UK), Avantama (Switzerland). The project was initially for a period of three years, commencing May 1, 2020, and was extended for an additional six-month period, until October 31, 2023.

●	Tinker – A project financed by the Horizon 2020 framework (approximately $12 million total budget, of which $0.79 million was allocated to us, all of which is to be funded by the grant). The project’s vision is to provide a new cost and resource-efficient pathway for RADAR and LIDAR sensor package fabrication with high throughput of up to 250 units/min. Partners in this project are: Bosch (Germany), Infineon (Germany), Profactor (Austria), Ibeo (Germany), Marelli (Italy), Leti (France), Notion (Germany), Tiger (Austria), EVG (Austria), Inkron (Finland), Sentech (Germany), Forth (Greece), Austrian Standards (Austria), Besi (The Netherlands), and Amires (Switzerland). The project was initially for a period of three years commencing October 1, 2020, and was extended for an additional six-month period, until March 31, 2024.

●	Bussard – A project financed by the Solar EraNet (through the Israeli Ministry of Infrastructure) framework (approximately $5 million total budget, of which $0.33 million was allocated to us, of which 62.5% is to be funded by the grant). The project’s vision is to develop solar cell metallization methods that can show substantially narrower patterns than the state of the art. Partners in this project are: Fraunhofer ISE, HighLine, Tempress Janoschka, ContiTech, JB Ecotech, Energetica and KAU (all in Germany). The project was initially for a period of two years commencing February 1, 2021, and was extended for an additional 12-month period, until January 31, 2024.

Competition

The digital electronic printing and inkjet conductive paste and ink manufacturing industries are extremely competitive. We are currently aware of various existing products in the market and in development that may compete with our products and technologies.

To our knowledge, several other companies are currently developing silver-based pastes and inks for printed electronics and digital electronic inkjet printing applications and paste for solar metallization applications. Some of these companies already sell conductive inkjet inks and pastes for printed electronics and solar applications. We are also aware of companies developing copper-based inks and pastes for inkjet printing.

We believe that our inks have the following competitive advantages, relative to those currently being sold by our competitors, especially when aiming to print on mass production applications and throughputs:

●	Higher metal load at low viscosities, which results in a more cost-efficient printing process;

●	Higher stability and for a longer period of time (over one year for Sicrys at room temperature as compared to less than six months for our competitors, some of which require their inks to be stored at low temperatures to remain stable for an extended period of time);

●	Copper inks with a similar stability profile as our silver inks (including its chemical stability), which is difficult to achieve due to the low oxidation point for copper, which results in certain of our competitors offering copper oxide inks as opposed to pure copper inks;

●	Low resistivity. (ρ < 2.5 x bulk. Laser and thermal sintering);

●	Low sintering temperature (< 200 °C);

●	Silver inks suitable for solar cells metallization which can show higher efficiency due to enhanced electrical properties after firing the cells (low contact resistance and resistivity); and

●	Compatibility with high throughput industrial printing (high jetting frequencies for long periods of time).

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

Notwithstanding the foregoing, many of our competitors have substantially greater financial, technical, and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Mergers and acquisitions in the conductive ink and paste industry may result in even more resources being concentrated in our competitors. As a result, these companies may be more effective in selling and marketing their products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in this industry. Our competitors may succeed in developing, acquiring, or licensing on an exclusive basis, products that are more effective or less costly than our current or future products or technologies, or achieve earlier patent protection, product commercialization, and market penetration than we do. Additionally, technologies developed by our competitors may render our existing and potential products and technologies uneconomical or obsolete, and we may not be successful in marketing our products and technologies against competitors.

Intellectual Property

An important part of our business and product development strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents. Our patent application based on PCT/US2011/063459 (WO2012078590). covering silver single crystal particle inks, dispersions and some pastes and dispersions have been granted in several countries, including China, Russia, Japan, India, Israel, Korea, Brazil, Germany, France, UK, Netherlands, the U.S. and the European Union and we currently have additional patent applications pending in the U.S. supporting our silver-based inks, dispersions and some pastes. Our patent application based on PCT/IB2015/051536 (WO2015132719), relating to copper-based ink, has been granted in several countries, including Russia, Europe, the United Kingdom, Belgium, Germany, Finland, France, Ireland, the Netherlands, Israel, Brazil, India and the United States. Additionally, we have patent applications based on PCT/IB2015/051536 (WO2015132719), relating to copper-based ink, which have been submitted to national phase in South Korea, Japan and China.

The silver family main claims are on the concentrated dispersions and inks made of a majority of single crystal Nano silver particles and the method for producing them. Patent applications are in different stages of qualification in additional countries. The single crystal particles are easy to police against infringement. The priority date for the silver family is December 6, 2010.

The copper family relates to nano-metric copper formulations and stable dispersions containing single-crystal metallic copper particles, and to the method of producing such formulations and dispersions. The priority date for the copper family is March 3, 2014.

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

We intend to continue to seek patent protection for our products that we may develop in the future. The patenting of technology-related products and processes involves uncertain and complex legal and factual questions. To date, no consistent policy has emerged regarding the breadth of claims of such technology patents. Therefore, there is no assurance that our pending applications will issue, or what scope of protection any issued patents will provide, or whether any such patents ultimately will be upheld as valid by a court of competent jurisdiction in the event of a legal challenge. The costs of such proceedings would be significant, and an unfavorable outcome could result in the loss of rights to the invention at issue in the proceedings. If we fail to obtain patents for our technology and are required to rely on unpatented proprietary technology, there is no assurance that we can protect our rights in such unpatented proprietary technology, or that others will not independently develop substantially equivalent proprietary products and techniques, or otherwise gain access to our proprietary technology.

Competitors have filed applications for, or have been issued patents, and may obtain additional patents and proprietary rights relating to products or processes used in, necessary to, competitive with, or otherwise related to, our patents. The scope and validity of these patents, and the extent to which we may be required to obtain licenses under these patents or under other proprietary rights and the cost and availability of licenses is unknown. This may limit our ability to license our technology. Litigation concerning these or other patents could be protracted and expensive. If suit were brought against us for patent infringement, a challenge in the suit by us as to the validity of the other patent would have to overcome a legal presumption of validity. There can be no assurance that the validity of the patent would not be upheld by the court or that, in such event a license of the patent to us would be available. Moreover, even if a license were available, the payments that would be required are unknown and could materially reduce the value of our interest in the affected products.

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

Marketing and Sales

We offer and sell several conductive inks based on either silver or copper, which are sold directly to customers or through distributors, and we also generate leads and sales through our website. We work with our customers in the development of our solutions for their applications as part of our go-to-market strategy.

Seasonality

Our business and operations are generally not affected by seasonal fluctuations or factors.

Raw Materials and Suppliers

We believe that the raw materials that we require to manufacture our pastes and inks are readily available in adequate quantities from multiple sources. In addition, the manufacturing process for our silver-based pastes and inks utilizes a silver salt the price of which is linked to the price of silver. The price of silver as well as the price of other raw materials used in the manufacturing process for our pastes and inks is affected by numerous factors beyond our control, including inflation, fluctuation of the U.S. dollar and foreign currencies, global and regional demand, speculative activities by commodities traders and others and the political and economic conditions of major silver producing countries throughout the world. The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event the prices of silver or other raw materials used in our manufacturing process increase and remain high for prolonged periods of time, we may not be able to produce pastes and inks at a cost effective and competitive price. See “Item 3 D. Key Information — Risk Factors — We are subject to risks resulting from fluctuations in the price of silver and other raw materials.”

Manufacturing

We manufacture our pastes and inks at our Migdal Ha’Emek facilities. We increased our facility’s production capacity during 2023 to support current customer demand, and plan to further increase production capacity in accordance with future customer demand, subject to sufficient available capital. In the event that demand for our pastes and inks outgrows our internal manufacturing capacity, we intend to engage third-party manufacturers to produce additional pastes and inks. There can be no assurance that we will be able to enter into agreements with qualified manufacturers on terms acceptable to us, or at all, or that, once contracted, such manufacturers will perform as expected.

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

D. Property, plants and equipment

We currently lease, through Nano Size, approximately 678 square meters (approximately 7,300 square feet) of space in Migdal Ha’Emek, Israel for our principal offices and manufacturing facilities at a monthly cost of approximately NIS 18,000 (approximately $4,962). This lease agreement expires on June 30, 2025, and we have an option to extend the lease for an additional three years.

Additionally, Digiflex currently leases approximately 110 square meters (approximately 1,200 square feet) of space in Migdal Ha’Emek, Israel for its principal office and laboratory at a monthly cost of approximately NIS 5,500 (approximately $1,516). This lease agreement expires on March 15, 2024, and we have an option to extend the lease for an additional period of one year.

ITEM 4A. Unresolved Staff Comments.

Not applicable.

ITEM 5. Operating and Financial Review and Prospects.

A. Operating results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this annual report on Form 20-F. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly in the sections titled “Item 3 D. Key Information — Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a conductive paste and ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive pastes and inks for digital conductive printing applications, mainly screen printing and novel printing technologies for the solar industry. We have developed the Sicrys family of single crystal nano-metric conductive paste and ink, which we believe is a significantly more effective alternative to other current printing processes, such as screen printing, photolithography and etching processes, for photovoltaic heterojunction technology (PV-HJT) and digital printed electronics applications. We adapt our Sicrys paste and ink to specific customer requirements. We currently sell our Sicrys silver-based ink for photovoltaic, digital printed electronics and automotive applications in low volumes and are in the process of seeking to expand our sales efforts to include sales of Sicrys silver-based ink for a wider range of applications, such as solar. We are in the process of developing our Sicrys silver-based paste for solar applications. We are also developing what we believe is the first single crystal copper-based nano-metric paste and ink for mass-production of printed electronics, including for solar applications. We believe that copper inks and pastes represent a significant improvement over silver-based inks and pastes given copper’s significantly lower cost and nearly identical electrical and conductive properties.

Financial Overview

We have incurred net losses since our inception in 2009, including a net loss of approximately $2.1 million for the year ended December 31, 2023. As of December 31, 2023, we had an accumulated deficit of approximately $42.7 million. We are in default in repayment of our convertible notes which as of December 31, 2023 aggregated to approximately $1.5 million (including principal and interest). We have devoted substantially all of our financial resources to identifying, acquiring, licensing, and developing our products and technologies and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to generate significant revenues via commercialization of our products or technologies. We are dependent upon external sources to finance our operations and there can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. As a result, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

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

Our research and development expenses, net, are net of grants for the research and development that we have received grants from the government of the State of Israel, through the IIA, pursuant to the Innovation Law, for the financing of a portion of our research and development expenditures. As of December 31, 2023, we and our wholly-owned subsidiaries had received funding from the IIA in the aggregate amount of approximately $3.6 million. As of December 31, 2023, we and our wholly-owned subsidiaries had paid royalties to the IIA in the aggregate amount of approximately $1.1 million and had an obligation to the IIA with respect to such funding (including interest) in the amount of approximately $3.2 million (approximately $2.0 million out of such amount are contingent liabilities and therefore, not recorded in our liabilities). We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all.

We have also received a grant from the MoE for one of our research and development programs. In order to maintain our eligibility for this grant, we must meet specified conditions, including the payment of royalties with respect to the grant received. As of December 31, 2023, we had received funding from the MoE in the aggregate amount of approximately NIS 585,119 (approximately $168,574, based on the exchange rate of $1.00 = NIS 3.471 in effect as of December 31, 2013). As of December 31, 2023, we had a contingent obligation to the MoE with respect to such funding (including interest), following the payment of royalties up to that date, in the amount of NIS 554,289 (approximately $152,823).

For additional information regarding grants from the Israeli government, see “Item 3 D. Key Information – Risk Factors – Risks Related to Our Operations in Israel – The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.”

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

Results of Operations

The following table sets forth a summary of our operating results:

US $	Year ended December 31,
	2023	2022	2021
Consolidated Statement of Operations Data:
Revenues	$478,584	$603,359	$568,704
Cost of Revenues	331,466	375,877	271,817
Amortization of intangible assets	—	428,431	428,431
Gross loss (profit)	(147,118)	200,949	131,544
Research and development, net	280,303	268,601	467,698
Sales and marketing	393,785	566,896	625,031
General and administrative	1,415,632	1,893,179	1,345,495
Intangible asset impairment	—	2,108,117	—
Total operating expenses	2,089,720	4,836,793	2,438,224
Operating loss	1,942,602	5,037,742	2,569,768
Financial expenses (income), net	129,395	(528,195)	(50,904)
Net loss	$2,071,997	$4,509,547	$2,518,864

Year ended December 31, 2023, compared to year ended December 31, 2022:

Revenues

With respect to the years ended December 31, 2023 and December 31, 2022, total revenues amounted to $478,584 and $603,359, respectively, a decrease of $124,775 or 21%. The decrease related primarily to a late purchase order that was received from one of our largest customers and as a result, the related revenue should be recognized in 2024.

Cost of revenues

With respect to the years ended December 31, 2023 and December 31, 2022, total cost of revenues amounted to $331,466 and $375,877, respectively, a decrease of $44,411 or 12%. The decrease corresponds with the decrease in revenue.

Amortization of intangible assets

With respect to the year ended December 31, 2022, we recorded an amortization of intangible assets expense of $428,431 related to technology that we acquired as part of the Digiflex purchase in December 2017. As of December 31, 2022, as we had ceased the marketing activities associated with this technology and expected a negative cash-flow throughout its life, we recorded an impairment charge of $2,108,117, which was equal to the technology, net amount that we recorded as part of the Digiflex purchase in 2017. We did not record an intangible assets impairment expense in 2023.

Gross loss (profit)

For the year ended December 31, 2023, we recorded a gross profit of $147,118 as compared to a gross loss of $200,949 for the year ended December 31, 2022, an increase of $348,067. The increase related to the $428,431 amortization of intangible assets expense that was recorded for the year ended December 31, 2022 (whereas we did not record any such expense in 2023) and the $44,411 decrease in cost of revenues, offset in part by the $124,775 decrease in revenues.

Research and development expenses, net

With respect to the years ended December 31, 2023 and December 31, 2022, research and development expenses, net were $280,303, net of $405,268 grants recorded, and $268,601, net of $437,045 grants recorded, respectively, an increase of $11,702 or 4%. No significant change year over year.

Sales and marketing expenses

With respect to the years ended December 31, 2023 and December 31, 2022, sales and marketing expenses amounted to $393,785 and $566,896, respectively, a decrease of $173,111 or 31%. The decrease related primarily to a decrease in salary expenses following the departure of our Chief Business Development Officer in February 2023.

General and administrative expenses

With respect to the years ended December 31, 2023 and December 31, 2022, general and administrative expenses amounted to $1,415,632 and $1,893,179, respectively, a decrease of $477,547 or 25%. The decrease related primarily to the decrease in share-based compensation, as well as a decrease in management fees and professional services.

Intangible asset impairment

With respect to the years ended December 31, 2022, we recorded an intangible asset impairment charge of $2,108,117, which was equal to the technology, net amount that we recorded as part of the Digiflex purchase in 2017, as we had ceased the marketing activities associated with this technology and expected a negative cash-flow throughout its life. We did not record any impairment of intangible assets in 2023.

Operating expenses

With respect to the years ended December 31, 2023 and December 31, 2022, operating expenses amounted to $2,089,720 and $4,836,793, respectively, a decrease of $2,747,073 or 57%. The decrease related to the $2,108,117 intangible asset impairment charge that we recorded in 2022 (whereas we did not record any such charge in 2023), the $477,547 decrease in general and administrative expenses and the $173,111 decrease in sales and marketing expenses, offset in part by the $11,702 increase in research and development expenses, net.

Operating loss

With respect to the years ended December 31, 2023 and December 31, 2022, operating loss amounted to $1,942,602 and $5,037,742, respectively, a decrease of $3,095,140 or 61%. The decrease related to the $2,747,073 decrease in operating expenses and the $348,067 increase in gross loss (profit).

Financial expenses (income), net

With respect to the year ended December 31, 2023, we recorded financial expenses, net, of 129,395, as compared to financial income, net of $528,195 for the year ended December 31, 2022, a decrease of $657,590. The decrease in financial expenses (income), net, related primarily to a $331,948 decrease in foreign exchange income, net and a $235,048 increase in interest and change in fair value in connection with convertible loans.

Net loss

With respect to the years ended December 31, 2023 and December 31, 2022, net loss amounted to $2,071,997 and $4,509,547, respectively, a decrease of $2,437,550 or 54%. The decrease in net loss related to the $3,095,140 decrease in operating loss and the $657,590 decrease in financial expenses (income), net.

Year ended December 31, 2022, compared to year ended December 31, 2021:

Revenues

With respect to the years ended December 31, 2022 and December 31, 2021, total revenues amounted to $603,359 and $568,704, respectively, an increase of $34,655 or 6%. No significant change year over year.

Cost of revenues

With respect to the years ended December 31, 2022 and December 31, 2021, total cost of revenues amounted to $375,877 and $271,817, respectively, an increase of $104,060 or 38%. The increase related primarily to an additional employee who joined and the increase of salary of another employee.

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

Intangible asset impairment

With respect to the years ended December 31, 2022 and December 31, 2021, intangible asset impairment amounted to $2,108,117 and $0, respectively. As of December 31, 2022, we recorded an impairment charge of $2,108,117, which is equal to the technology, net amount that we recorded as part of the Digiflex purchase in 2017. We have ceased the marketing activities associated with this technology and expect a negative cash-flow throughout its life, which led to such impairment charge of the remaining asset, net as of December 31, 2022. We did not record an intangible asset impairment in 2021.

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

Net loss

With respect to the years ended December 31, 2022 and December 31, 2021, net loss amounted to $4,509,547 and $2,518,864, respectively, an increase of $1,990,683 or 79%. The increase in net loss related to an increase of $2,467,974 and $477,291 in operating loss and financial income, net, respectively.

Share-Based Compensation and Liabilities Presented at Fair Value

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

The determination of the grant date fair value of options using the Black-Scholes option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

●	Fair Value of our Ordinary Shares. Based on the market value of our ordinary shares.

●	Risk-free Interest Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

●	Volatility. The expected share price volatility derived from sample of similar companies.

●	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

●	Expected Life. We used the “simplified” method, meaning the expected life is set as the average of the vesting period for each vested tranche of options and the contractual term for those options.

If any of the assumptions used in the Black-Scholes option pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards previously granted.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees, officers and consultants during the periods presented.

	Year Ended December 31,
	2023	2022	2021
Dividend yield	0%	0%	0%
Expected volatility	80%	80%	80%
Risk-free interest	3.87%-4.80%	3.00%	0.81%
Expected life (in years)	5	5	5

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

We estimated the fair value of these warrants and such conversion feature using a Black-Scholes option pricing model, which is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

●	Fair Value of our Ordinary Shares. Based on the market value of our ordinary shares.

●	Risk-free Interest Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the warrants.

●	Volatility. The expected share price volatility derived from sample of similar companies.

●	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

In addition, the conversion feature of the capital note issued to a shareholder, is required to be marked to market at each reporting date. We estimated the fair value of the capital note by taking into account the expected occurrence of certain trigger events (such as public offering or mergers and acquisitions), multiplied by the value in a probability that the event will occur (based on our subjective assumptions) and discounting the value in an appropriate discount factor (based on the weighted average cost of capital of the Company) for a period of one year.

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

B. Liquidity and Capital Resources

We currently have limited liquidity. As of December 31, 2023, our cash on hand was $629,957. We are in default in repayment of our convertible notes which, as of December 31, 2023, aggregated to approximately $1.5 million (including principal and interest). In addition, as of December 31, 2023, we had outstanding current liabilities towards the IIA, service providers and suppliers in the aggregate amount of approximately $3.5 million. Based on our current cash burn rate, strategy and operating plan, we believe that our cash reserves as of the date of this report will enable us to operate through July 2024. In order to fund our anticipated liquidity needs beyond such period (or possibly earlier if our current cash burn rate, strategy or operating plan change in a way that accelerates or increases our liquidity needs) and to pay existing and future liabilities, we will need to raise additional capital.

Significant recent financing activities:

To date, we have financed our operations primarily through the sale of equity and convertible securities as well as through government grants.

●	On September 23, 2021, the Company entered into agreements with the holders of approximately $3,521,748 in principal amount and accrued interest of CLAs for the conversion of the Company’s indebtedness under such CLAs into an aggregate of 57,291,838 Ordinary Shares (at the Price Per Share). Furthermore, all the warrants that were issued previously in connection with those CLAs were cancelled and no longer have any force or effect.

●	Commencing July 2021 and through July 2022, we and certain existing Company shareholders, namely GTRIMG, Teuza, entities controlled by each of Leon Recanati and Lenny Recanati and Dan Vilenski (collectively, the “Investors”), entered into definitive agreements relating to a private placement of the Company’s ordinary shares for aggregate gross proceeds to the Company of $3.0 million (including approximately $230,000 plus interest thereon upon conversion of CLAs), at a price of $0.07 per ordinary share (the “Price Per Share”). The Company issued to the Investors an aggregate of 42,926,031 ordinary shares in respect of the definitive agreements mentioned above.

●	Commencing September 2022 and through August 2023, we and the Investors entered into subscription agreements pursuant to which we raised aggregate gross proceeds of $2,681,534 by way of a private placement, under the following terms:

o	The Company offered, issued and sold to the Investors units of its securities for aggregate gross proceeds to the Company of $1.0 million (the “Initial Offering”), each unit comprised of (each, a “Unit”) (i) one ordinary share, and (ii) a warrant (the “Warrant”) to purchase an additional two ordinary shares, exercisable through the earlier of (a) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per ordinary share of at least $0.20 and (b) the second anniversary of the issuance of the Warrant, in each case at a per share exercise price equal to the Price Per Share, subject to adjustment, at a per Unit purchase price equal to the Price Per Share. The Company issued an aggregate of 14,285,712 ordinary shares and Warrants to purchase an aggregate 28,571,425 ordinary shares to the Investors that participated in the Initial Offering in respect of the $1.0 million raised.

o	The Company undertook to offer, issue and sell to the Investors, following the closing of the Initial Offering, additional ordinary shares for aggregate gross proceeds to the Company of up to an additional $1.0 million (the “Follow on Offering”), at a price per share equal to the Price Per Share, which offering was subject to the achievement by the Company of certain pre-defined milestones on or before December 31, 2022, subject to a further extension at the discretion of the Company, to a date on or before February 28, 2023. Following the partial fulfillment of the milestones, the Company initially raised from certain of the Investors $705,000 in the Follow on Offering. In April 2023, pursuant to the terms of the subscription agreement, an additional Investor joined the Follow on Offering, as extended, in the amount of $295,000, resulting in aggregate proceeds to the Company of $1.0 million in the Follow-on Offering, which completed the Follow-on Offering. The Company issued an aggregate of 14,285,713 ordinary shares to the Investors that participated in the Follow on Offering in respect of the $1.0 million raised.

o	The Company undertook to offer, issue and sell to the Investors, following the initial closing of the Follow on Offering, additional ordinary shares for aggregate gross proceeds to the Company of up to an additional $800,000 (the “Final Offering”), at a price per share equal to the Purchase Price, which offering was subject to the achievement by the Company of a certain additional milestone set forth in the subscription agreements and any additional milestones to be agreed upon in good faith negotiations (the “Second Level Milestones”). According to the terms of the subscription agreements, the Final Offering was to be closed by no later than the close of business on the 30th business day after the delivery of notice by the Company to the Investors that the Second Level Milestones have been achieved. Each of GTRIMG and Insight Capital Ltd. (“Insight”), a company controlled by Leon Recanati, undertook to invest $300,000 in the Final Offering ($600,000 in total), if the Second Level Milestones are achieved. Notwithstanding that the Second Level Milestones had not yet been fulfilled, in April 2023, Teuza waived such condition and pursuant to the terms of the subscription agreement, invested in this round in the amount of $105,000. In April 2023, following the Company’s notice of the fulfillment of the Second Level Milestones, in May 2023, Insight invested $300,000 in this round, and in August 2023, GTRIMG invested $276,534 in this round, resulting in aggregate proceeds to the Company of $681,534 in the Final Offering, which completed the financing round under the October 2022 private placement. The Company issued an aggregate 9,736,201 ordinary shares to the Investors that participated in the Final Offering in respect of the $681,534 million raised.

●	In September 2023, we and the Investors entered into subscription agreements pursuant to which the Investors undertook to invest an aggregate $1,860,000 in our securities, by way of a private placement, under the following terms.

o	In an initial offering, to be consummated in one or more closings no later than the close of business on February 29, 2024, the Company offered to issue and sell to the Investors, for aggregate gross proceeds to the Company of up to $1.4 million, units of its securities, each unit comprised of (each, a “Unit” and, collectively, the “Units”) (i) one ordinary share, and (ii) a warrant to purchase an additional one ordinary share, exercisable until the second anniversary of the issuance of such warrant, at a per share exercise price equal to the Price Per Share, subject to adjustment (the “Warrant”), at a per Unit purchase price equal to the Price Per Share. The Warrants will be exercisable immediately upon issuance and will expire two years from issuance. Under the subscription agreements entered into to date with the Investors, the Investors undertook to invest an aggregate $1,100,000 in the Initial Offering, of which we have received an aggregate $1,089,495 as of the date of this annual report on Form 20-F.

o	In a subsequent offering, to be consummated in one or more closings no later than the close of business on May 31, 2024, the Company undertook to offer, issue and sell to the Investors additional Units for aggregate gross proceeds to the Company of up to an additional $1.4 million (the “Follow-on Offering”). The Follow-on Offering is to be consummated by no later than the close of business on May 31, 2024, at which time the Follow-on Offering will terminate. In the event that the Company shall raise funds from other sources (including grants) prior to May 31, 2024, the Follow-on Offering (all or partially depending on the amount of funds raised) may be postponed to a later date to be determined with the consent of the Investors. Under the subscription agreements entered into to date with the Investors, the Investors undertook to invest an aggregate $760,000 in the Follow-on Offering, of which we have received an aggregate $460,000 as of the date of this annual report on Form 20-F.

For additional information regarding how we financed our operations, please refer to Note 7, Note 10 and Note 16 to our consolidated financial statements for the year ended December 31, 2023 that appear elsewhere in this annual report on Form 20-F.

We expect to continue to fund our operations through equity or debt financings, strategic collaborations, grants and, to the extent our marketing and commercialization efforts are successful, sales of our products or technologies.

We have incurred cumulative losses of $42.7 million from inception through December 31, 2023. In addition, we have not yet established a stable recurring source of revenues sufficient to cover our operating costs and expect to continue to generate losses for the foreseeable future. There is no assurance that we will be able to obtain an adequate level of financing needed for our near-term requirements or the long-term development and commercialization of our products. These conditions raise substantial doubt about our ability to continue as a “going concern”.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented:

US $	Year ended December 31,
	2023	2022	2021
Consolidated Statement of cash flows:
Net cash provided by (used in):
Operating activities	(2,211,090)	(2,889,426)	(853,426)
Investing activities	(15,916)	(93,168)	(1,869)
Financing activities	2,506,534	3,325,123	849,032

Net cash used in operating activities for the years ended December 31, 2023, 2022 and 2021 was $2,211,090, $2,889,426 and $853,426, respectively, a decrease of $678,336 or 23% (from 2022 to 2023) and an increase of $2,036,000 or 238% (from 2021 to 2022). The decrease in net cash used in operating activities in 2023 relative to 2022 was primarily attributable to the payments of past liabilities in early 2022 which payments were not repeated during 2023. The increase in net cash used in operating activities in 2022 relative to 2021 was primarily attributable to payments of past liabilities in early 2022 and higher operating expenses during 2022.

Net cash used in investing activities for the years ended December 31, 2023, 2022 and 2021, was $15,916, $93,168 and $1,869, respectively, a decrease of $77,252 (from 2022 to 2023) and an increase of $91,299 (from 2021 to 2022). The decrease in net cash used in investing activities in 2023 relative to 2022 was attributable to lower purchase of property and equipment. The increase in net cash used in investing activities in 2022 relative to 2022 was attributable to higher purchase of property and equipment.

Net cash provided by financing activities for the years ended December 31, 2023, 2022 and 2021 was $2,506,534, $3,325,123 and $849,032, respectively, a decrease of $818,589 or 25% (from 2022 to 2023) and an increase of $2,476,091 or 292% (from 2021 to 2022). The decrease in net cash provided by financing activities in 2023 relative to 2022 was primarily attributable to a decrease in proceeds in connection with issuance of ordinary shares. The increase in net cash provided by financing activities in 2022 relative to 2021 was primarily attributable to an increase in proceeds in connection with issuance of ordinary shares.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. For summary information regarding these accounting policies, see Note 2 to the audited consolidated financial statements for the year ended December 31, 2023 included elsewhere in this annual report on Form 20-F. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

As of December 31, 2023, we had a cash balance of $629,957. We are in default in repayment of our convertible notes which, as of December 31, 2023, aggregated to approximately $1.5 million (including principal and interest). In addition, as of December 31, 2023, we had outstanding current liabilities towards the IIA, service providers and suppliers in the aggregate amount of approximately $3.5 million. As of the date of this annual report, we had sufficient cash to fund operations as presently maintained through July 2024. We will need to raise additional capital to continue our operations beyond such period and to pay existing and future liabilities.

These factors raise substantial doubt about our ability to continue as a going concern. Our evaluation of the events and conditions and our plans regarding these matters are also described in Note 1.b. to our consolidated financial statements for the year ended December 31, 2023 that appear elsewhere in this annual report on Form 20-F. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2.u. to the audited consolidated financial statements for the year ended December 31, 2023 included elsewhere in this annual report on Form 20-F.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management team as of May 9, 2024.

Name	Age	Position
Dov Farkash	64	Active Chairman of the Board; Class I Director
Avi Magid	63	Chief Executive Officer and Director
Gil Kerbs	42	Class I Director
Ido Lapidot(1)(2)	60	External Director
Limor Magen-Telem(1)(2)	53	External Director
Keinan Maman(1)(2)	47	Class II Director
Dr. Fernando de la Vega(3)	66	Chief Technology Officer
Evyatar Cohen	51	Chief Financial Officer

(1)	Member of our Compensation Committee.

(2)	Member of our Audit Committee.

(3)	Dr. de la Vega ceased to serve as a director on January 14, 2024.

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

Gil Kerbs has served as a director since December 2023. Mr. Kerbs is an entrepreneur and investor, currently heading new investments at Teuza VC fund (TSE: TUZA), where he also serves on the board of directors. Mr. Kerbs is also the founder of Newt, a digital health startup founded in 2019. Active in the healthcare world for the last 15 years, in 2018 Mr. Kerbs completed his role as the value segment business director at Medtronic China where he led a 60-person team selling to the growingly important Chinese lower tier market. Mr. Kerbs to this role, Gil took charge of creating surgical tools tailored for the emerging markets customer needs, at Medtronic.  Prior to Medtronic, Mr. Kerbs worked in venture capital in Israel at the Teuza fund, focusing on healthcare, and China-Israel related activities.  Mr. Kerbs holds an MBA/MA degree in international relations from the Wharton School of the University of Pennsylvania, and BSc. degree in electrical engineering from the Technion - Israel Institute of Technology.

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

Limor Magen Telem has served as an external director of the Company (within the meaning of the Companies Law) since December 2023. Ms. Magen Telem is a lawyer and legal advisor with over twenty-five years of experience as a director in Israeli public companies. Ms. Magen Telem served as a member of the Israeli Parliament (Knesset) between June 2021 and November 2022 and was a member of the Knesset’s economic affairs committee and a member of the Knesset’s internal committee for environmental quality and the constitutional and legal committee. Prior to that, Ms. Magen Telem served as legal advisor to the Migdal Ha’Emek Municipality from 2001 until 2021. Ms. Magen Telem has also served as an external director (within the meaning of the Companies Law) in several public companies, including Synel Mll Payway Ltd.; Summit Ltd., where she also served as chairperson of the audit committee; and Poalim Continental Mutual Funds Ltd., where she also served as chairperson of the investment committee. Ms. Magen Telem holds an LLB degree from the College of Management Academic Studies and an LLM degree from the University of Haifa.

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

Dr. Fernando de la Vega co-founded PV Nano Cell Ltd. in 2009 and served as a member of our board of directors from our inception until January 2024 (as Chairman of the Board until April 2020), and served as our Chief Executive Officer from our inception until June 2021 and since such time has served as our Chief Technology Officer. Dr. de la Vega has more than 40 years industrial and entrepreneurial experience, having served in managerial positions with responsibility over research and development, quality and operations and has founded or co-founded several businesses in the fields of nano technology and functional materials. From 2001 to early 2009, Dr. de la Vega served as General Manager and a Director of Cima Nanotech Israel, a company focused on the development of innovative technologies in the field of flexible printed electronics. Dr. de la Vega also co-founded and, from 2003 through 2009, served as Chairman of the Nano Functional Materials Consortium, a five-year, $25 million research consortium which built the infrastructure for nanotechnology in the chemical industry and Israeli academia, sponsored by the IIA (the former Office of the Chief Scientist) as part of the MAGNET program, a special program intended to encourage cooperation between industry and academia. Dr. de la Vega has also co-founded six European research and development consortiums and has served on the advisory boards of a few projects. Dr. de la Vega is a co-inventor of more than 11 patent families in the fields of nanomaterials, nanotechnology and digital printing, and author and co-author of many scientific and technical publications (including sections in two books on conductive inks for inkjet printing). Dr. de la Vega holds a Ph.D. in Applied Chemistry from the Casali Institute at the Hebrew University of Jerusalem, as well as a M.Sc. degree in Applied Chemistry and a B.Sc. degree in Chemistry from the Hebrew University of Jerusalem.

Evyatar Cohen has served as our Chief Financial Officer since November 2017. Currently and prior to his appointment as our Chief Financial Officer, Mr. Cohen serves and has served as a Chief Financial Officer and financial consultant for several public companies traded in the United States, Israel and Europe as well as privately held companies. Mr. Cohen worked at PwC in both Tel Aviv and New York. Mr. Cohen has gained vast experience in many industries such as high-tech, biotech, oil and gas, entertainment and media, and venture capital. Mr. Cohen holds a B.A. degree in Business Management from the College of Management and an LLM degree from Bar Ilan University, Israel. Mr. Cohen is a licensed and certified public accountant in both the United States and Israel.

Appointments to the Board

Under our Articles of Association, as approved by our shareholders on November 29, 2018, GTRIMG, our controlling shareholder, has the right, so long it holds at least 5% of our issued and outstanding share capital, to: (i) designate one non-voting observer to our Board, provided that the observer shall not be a competitor of ours, or employed by a competitor of ours; and (ii) conditioned upon a $2.0 million investment by GTRIMG following such date, to appoint a director to the Board who shall also serve as the chairman of the Board, provided that such nominee has the required qualifications under applicable laws, including the stock exchange rules then applicable. In October 2018, Ram Zeevi, the son of Gad Zeevi, who is the controlling shareholder of GTRIMG, was appointed as an observer to our Board. In April 2020, following completion of GTRIMG’s $2.0 million investment, GTRIMG appointed Mr. Dov Farkash to server as a member of our Board as Active Chairman. At the annual general meeting of shareholders held in December 2023, our shareholders approved the re-election of Mr. Farkash as a Class I director, to serve until our annual general meeting of shareholders to be held in 2026.

Under an agreement dated October 27, 2021, entered into in connection with a private placement of our securities, certain of the investors, including GTRIMG, Messrs. Leon and Lenny Recanati, Dan Vilenski and Teuza, have the right to appoint three directors to our Board. Accordingly, Mr. Ofer Greenberger and Mr. David Boas were appointed to our Board as of May 19, 2022. Mr. Boas resigned from our Board as of January 1, 2023, and was replaced by Mr. Keinan Maman, who was appointed as a Class II director as of March 6, 2023. Mr. Ofer Greenberger resigned from our Board as of January 7, 2024.

Mr. Gil Kerbs was nominated for election as a director of our company by our shareholders at our annual general meeting of shareholders held in December 2023, pursuant to an agreement entered into with Teuza in the same month in connection with Teuza’s additional investment in our company in a private placement of our securities.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

B. Compensation

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, share-based compensation, retirement or termination payments, benefits and perquisites (as applicable) to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2023, plus compensation accrued or paid to such Covered Executives following the end of the year in respect of services provided during the year.

Individual Covered Executive Compensation Name and Principal Position	Salary(1)	Share-based Compensation(2)	Total
	US $
Avi Magid, Chief Executive Officer and Director	$268,137	$51,948	$320,085
Fernando de la Vega, Chief Technology Officer and Former Director(3)	223,488	—	223,488
Evyatar Cohen, Chief Financial Officer	146,353	—	146,353
Dov Farkash, Active Chairman	130,092	8,974	139,066
Hanan Markovich, Former Chief Business Development Officer(4)	$52,267	$—	$52,267

(1)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.
(2)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2023, based on the option’s grant date fair value, calculated in accordance with accounting guidance for share-based compensation.
(3)	Dr. Fernando de la Vega ceased to serve as a director on January 14, 2024.
(4)	Mr. Markovich ceased to serve as our Chief Business Development Officer on February 22, 2023.

Compensation of Executive Officers and Directors as a Group

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2023, was approximately $950,572, including share-based compensation expenses of approximately $60,922. This amount includes approximately $61,171 set aside or accrued to provide pension, retirement or similar benefits to officers and directors of the Company for the year ended December 31, 2023. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

From time to time, we grant options to our officers and directors. We granted options to purchase an aggregate 2,164,910 of our ordinary shares to our officers and directors as a group during the year ended December 31, 2023. As of December 31, 2023, a total of options to purchase 17,406,299 of our ordinary shares were held by our directors and executive officers (consisting of 8 persons). For information regarding the beneficial ownership of our ordinary shares by our directors and executive officers, see “Item 7 A. Major Shareholders and Related Party Transactions — Major Shareholders”.

Compensation of Non-Executive Directors

Our non-executive directors, other than our external directors (within the meaning of the Companies Law) and Mr. Keinan Maman, a director who serves as a member of our Audit Committee and Compensation Committee, do not receive any cash compensation.

We pay our external directors an annual fee in the fixed amount and per-meeting fees in the maximum amount payable from time to time for such fees by us under the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000 (the “Compensation Regulations”). In accordance with the Compensation Regulations, we currently pay our external directors an annual fee of NIS 31,580 (approximately $8,707) as well as a fee of NIS 2,680 (approximately $739) for each board or committee meeting attended in person, NIS 1,608 (approximately $443) for each board or committee meeting via telephone or videoconference and NIS 1,340 (approximately $369) for participation by written consent. We pay Mr. Maman an annual fee and per-meeting fees equal to the minimum amounts payable from time to time for such fees by us under the Compensation Regulations. In accordance with the Compensation Regulations, we currently pay Mr. Maman an annual fee of NIS 23,115 (approximately $6,373) as well as a fee of NIS 670 (approximately $185) for each board or committee meeting attended in person, NIS 402 (approximately $111) for each board or committee meeting attended via telephone or videoconference and NIS 335 (approximately $92) for participation by written consent.

We do not have any written agreements with any director providing benefits upon the termination of such director’s relationship with our company.

Employment and Service Agreements with Active Chairman and Executive Officers

Our executive officers are employed under the terms and conditions prescribed in personal contracts. These personal contracts provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain acceleration provisions upon material events such as a change of control or entry into a material agreement, customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of provisions regarding non-competition and assignment of inventions may be limited under applicable law. See “Item 3 D. Key Information — Risk Factors — Risks Related to Our Intellectual Property”. Under current Israeli law, we may not be able to enforce office holders’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former officer holders.

Dov Farkash. On April 19, 2020, we entered into an Active Chairman Agreement (the “Chairman Agreement”), with Exoro Ltd. (“Exoro”), a company wholly-owned by Mr. Dov Farkash. The Chairman Agreement provided that Exoro, through Mr. Farkash is to provide certain services to us as active chairman, focusing on go-to-market strategy. We agreed to enter into an indemnification agreement with Mr. Farkash and to include him in our directors’ and officers’ liability insurance. Mr. Farkash agreed not to provide any services that would conflict with or complete with ours. We agreed to pay to Exoro a monthly service fee of NIS 40,000 (approximately $11,028) plus Value Added Tax (“VAT”). Exoro was entitled to reimbursement of expenses in connection with the provision of the services and was provided a budget of $10,000/month for travel. The term of the Chairman Agreement was for four months, with our right to renew the agreement for an additional nine months, which was utilized. Either party could terminate upon 45 days prior written notice. The Chairman Agreement could also be terminated by us for Cause (as defined in the Chairman Agreement). Notwithstanding the expiration of the Chairman Agreement, Mr. Farkash has continued to serve as Active Chairman in accordance with the terms thereof. We paid Exoro most (but not all) of the compensation due for Mr. Farkash’s foregoing service as Active Chairman and have recorded a monthly expense for the unpaid balance of the service fee to Exoro as a liability in our balance sheet. At the annual general meeting of our shareholders held in December 21, 2023, our shareholders ratified and approved the extension of the Chairman Agreement between the Company and Exoro, effective as of the expiration of the Chairman Agreement and so long as Mr. Farkash shall serve as Active Chairman of the Board of Directors.

Avi Magid. On November 7, 2022, we entered into an employment agreement with Mr. Magid in connection with his appointment as our Chief Executive Officer, which was in effect through the close of business December 19, 2022 (the “Initial CEO Agreement”), at which time our annual general meeting of shareholders approved the terms and conditions of Mr. Magid’s new employment agreement in such capacity, effective as of such date (the “CEO Agreement”). The primary difference between the Initial CEO Agreement and the CEO Agreement was that under the Initial CEO Agreement, Mr. Magid was entitled to a gross monthly salary in such amount as consistent with an aggregate monthly cost to the Company of NIS 60,000 (approximately $16,542), retroactive to August 1, 2022 (his employment start date), whereas under the CEO Agreement, he is entitled to a gross monthly salary of NIS 60,000 (approximately $16,542). In addition, under the terms of the CEO Agreement, Mr. Magid is entitled to a leased vehicle or, alternatively, at his option, to receive an additional amount equal to the leasing cost as salary, provided that the total payroll will be in accordance with the limitation of our Compensation Policy. Under both agreements, Mr. Magid is also entitled to the following: (i) manager’s insurance under Israeli law to which the Company contributes amounts equal to (a) 8.33% for severance payments, and 6.5%, or up to 7.5% (including disability insurance) designated for premium payment (and Mr. Magid contributes an additional 6%) of each monthly salary payment, and (b) 7.5% of his salary (with Mr. Magid contributing an additional 2.5%) to an education fund, a form of deferred compensation program established under Israeli law. Both employment agreements contain (i) customary confidentiality obligations which are not limited by the term of the agreement, (ii) certain non-compete provisions during the term of the agreement and 12 months thereafter and (iii) certain non-solicitation provisions during the term of the agreement and for one year thereafter. Either party may terminate the CEO Agreement at any time upon one month’s prior written notice.

Dr. Fernando de la Vega. On September 9, 2009, we entered into a services agreement (the “DBG Services Agreement”), as amended in November 2018, with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd. (“Dolev” and “DBG Services Agreement”), pursuant to which Dr. de la Vega provided us management services as our Chief Executive Officer through June 1, 2021, at which time he resigned from such position and assumed the position as Chief Technology Officer, under the same terms and conditions according to the DBG Services Agreement. Pursuant to the terms of the DBG Services Agreement, through December 31, 2023, Dr. de la Vega was entitled to a monthly consultancy fee in the amount of NIS 65,000 (approximately $17,921) plus VAT. Under a settlement agreement that we entered into with Dolev and Dr. de la Vega with respect to amounts owed to Dolev under the DBG Services Agreement, effective as of January 1, 2024, the scope of services Dolev shall provide to us through the services of Dr. de la Vega as Chief Technology Officer reduced to 70% (instead of a full-time basis) and Dolev’s monthly fee has reduced to NIS 45,500 (approximately $12,544) plus VAT, and Dr. de la Vega will also be entitled to reimbursement for his actual expenses. For additional information regarding the settlement agreement, see “Item 7 B. Major Shareholders and Related Party Transactions — Related Party Transactions —Settlement Agreement with Dolev and Dr. de la Vega.” Dr. de la Vega is also entitled to a car allowance in the amount of NIS 2,500 (approximately $689) plus VAT per month plus reimbursement for fuel expenses and tolls. Dr. de la Vega may, at any time, terminate the DBG Services Agreement by three months’ prior written notice. If we wish to terminate the DBG Services Agreement, other than as a result of Dr. de la Vega’s breach of his terms of office, we are required to provide six months’ prior written notice (provided that if the termination is up to 12 months following an exit event, 24 months’ prior written notice is required; between 12 and up to 24 months following an exit event, 12 months’ prior written notice is required and between 24 months and up to 36 months following an exit event, 6 months’ prior written notice is required).

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

Evyatar Cohen. On November 12, 2017, we entered into a consultancy agreement with Mr. Cohen to serve as our Chief Financial Officer. Mr. Cohen’s services include, among others, the services of Ms. Moran Cohen as our controller. Pursuant to the terms of the agreement, Mr. Cohen is entitled to a monthly fee of NIS 45,000 (approximately $12,406) plus VAT. Either we or Mr. Cohen may terminate the agreement by providing 45-days prior notice.

We have not paid our Active Chairman and certain executive officers all amounts due to them under their respective agreements due to financial difficulties and have recorded a liability in our consolidated financial statements with respect to such amounts. For information regarding the settlement agreement that we entered into with Dolev and Dr. de la Vega with respect to amounts owed to Dolev under the DBG Services Agreement, see “Item 7 B. Major Shareholders and Related Party Transactions — Related Party Transactions — Settlement Agreement with Dolev and Dr. de la Vega.”

Share Option Plan

During 2010, we adopted the P.V. Nano Cell Ltd. 2010 Option Plan (the “Plan”). The Plan initially had a term of ten years and in 2020, the Plan was extended for an additional ten years, such that it has a total term of 20 years. The purpose of the Plan is to serve as an incentive to attract new employees, directors, consultants and service providers, and to retain persons of training, experience and ability by providing them with opportunities to purchase securities, including shares of the Company, pursuant to the Plan, as approved by the board of directors of the Company.

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

As of December 31, 2023, a total of options to purchase 22,267,758 ordinary shares, with a weighted average exercise price of $0.11 per share, were outstanding under the Plan. As of December 31, 2023, 11,948,527 ordinary shares were reserved for future issuance under the Plan. The number of ordinary shares reserved for issuance under the Plan may be updated from time to time at the sole discretion of the board of directors under Israeli law.

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

Election and Removal of Directors

Our Articles of Association provide for a board of directors consisting of no less than three and no more than eight directors, with all directors (other than the external directors, whose appointment is required under the Companies Law, and our Chief Executive Officer, who is entitled to serves as an ex-officio member of our Board of Directors under our Articles of Association, as described below) divided into three classes with staggered three-year terms, designated as Class I, Class II and Class III, with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. At each annual general meeting of our shareholders thereafter, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below. Our board of directors is divided among the three classes of directors (except for the external directors) as follows:

●	The Class I directors are Mr. Dov Farkash, our Active Chairman, and Gil Kerbs, for a term expiring at the 2026 annual meeting of shareholders.

●	The Class II director is Mr. Keinan Maman, for a term expiring at the 2024 annual general meeting of shareholders.

●	Following the resignation of Dr. Fernando de la Vega from the Board of Directors effective as of January 14, 2024, there is currently no Class III director.

Under our Articles of Association our Chief Executive Officer, currently Mr. Avi Magid, serves as an ex-officio member of our Board of Directors. In addition, Mr. Ido Lapidot and Limor Magen-Telem serve as our external directors in accordance with Israeli law, as described further below.

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

At our annual general meeting of shareholders held in December 2023, (i) Mr. Ido Lapidot, who was initially elected to serve as an external director for a three year term in 2017 and was re-elected to serve for a second three year term in December 2020, was re-elected to serve as an external director for an additional term of three years; and (ii) Limor Magen-Telem was elected to serve as an external director for an initial term of three years.

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

Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in the Compensation Regulations, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exceptions set forth in the regulations).

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

The following additional qualifications apply to an external director:

●	a person may not be elected as an external director if he or she is a relative of a controlling shareholder;

●	if a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be elected as an external director if he or she (or his or her relative, partner, employer or any entity under his or her control) has, as of the date of the person’s election to serve as an external director, any affiliation with the then chairman of the board of directors, Chief Executive Officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer of the company;

●	a person may not serve as an external director if he or she (or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control) has business or professional relations with anyone with whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other than immaterial relations); and

●	a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than the amounts prescribed under the Compensation Regulations, indemnification, the company’s undertaking to indemnify such person and insurance coverage.

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

Our board of directors has determined that the minimum number of directors with financial and accounting expertise is one and that Ms. Limor Magen-Telem (an external director) qualifies as such. In addition, our Board has determined that Ms. Limor Magen-Telem qualifies as an audit committee financial expert pursuant to the applicable SEC rules.

Audit Committee

Our Audit Committee is comprised of the following members: Ms. Limor Magen-Telem (external director), Mr. Lapidot (external director) and Mr. Maman. Ms. Limor Magen-Telem serves as the Chair of the Audit Committee.

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

Audit Committee Role

Our board of directors adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC as well as the requirements for such committee under the Companies Law, including the following:

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

Compensation Committee

Our Compensation Committee currently consists of Ms. Limor Magen-Telem (external director), Mr. Lapidot (external director) and Mr. Keinan Maman. Mr. Lapidot serves as the Chairman of the Compensation Committee.

Our board of directors adopted a compensation committee charter that sets forth the responsibilities of the Compensation Committee.

Under the Companies Law, the compensation committee is required to be comprised of at least three directors, including all of the external directors. The additional members of the compensation committee must be directors who receive compensation in accordance with the Compensation Regulations. Under the Companies Law, an external director must serve as the chairman of the compensation committee and the external directors shall constitute a majority of the compensation committee.

Our compensation committee’s duties include, among other things:

●	recommending to the board of directors for its approval (i) a compensation policy; (ii) whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. See “—Compensation Policy under the Companies Law.” In addition, the compensation committee is required to periodically examine the implementation of the compensation policy;

●	the approval of the terms of employment and service of office holders (including determining whether the compensation terms of a candidate for chief executive officer of the company need not be brought to approval of the shareholders); and

●	reviewing and approving grants of options and other incentive awards to persons other than office holders to the extent such authority is delegated by our board of directors, subject to the limitations on such delegation as provided in the Companies Law.

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

Compensation of Directors

Under the Companies Law, the compensation of our directors requires the approval of our Compensation Committee, the subsequent approval of the board of directors and, unless exempted under the Compensation Regulations, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “—Fiduciary duties and approval of specified related party transactions under Israeli law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Acts and Transactions.”

The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the Company, all of which is to be determined by the board of directors.

External directors are entitled to remuneration subject to the provisions and limitations set forth in the Compensation Regulations.

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

In special circumstances, the compensation committee and the board of directors may approve compensation arrangements inconsistent with the company’s compensation policy, subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law and such arrangement must be approved by a majority vote of the shares present and voting at a shareholders meeting on the matter, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed two percent of the company’s aggregate voting rights (“Special Majority Vote for Compensation”). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy by the Special Majority Vote for Compensation, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision if each of the compensation committee and the board of directors discuss the arrangement again, analyze the shareholders’ objection and provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder (other than the chief executive officer) who is not a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, a non-material amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if the amendment is approved by the chief executive officer and (i) the company’s compensation policy determines that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (ii) the engagement terms are consistent with the company’s compensation policy.

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

Compensation of Directors

Arrangements regarding the compensation of a director require the approval of the compensation committee, board of directors and (except for a number of exceptions) shareholders by ordinary majority, in that order. The approval of the compensation committee and board of directors must be in accordance with the compensation policy. In special circumstances, the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law and that shareholder approval was obtained by the Special Approval for Compensation.

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

The compensation committee and board approval for arrangements regarding the terms of service or employment of a controlling shareholder must be in accordance with the company’s compensation policy. In special circumstances the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law and that shareholder approval was obtained by the Special Majority Vote for Compensation.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, relating to terms of service or employment that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. In addition, disclosure of a personal interest in a private placement of a public company (including disclosure of any material fact or document) is required by (i) a shareholder holding 5% or more of the company’s issued and outstanding capital or its voting rights whose holdings will increase as result of the private placement and a shareholder who will hold 5% or more of the company’s issued and outstanding capital or its voting rights as a result of the private placement, if 20% or more of the company’s outstanding share capital prior to the private placement is issued in the private placement and the payment for which is not only in cash or listed securities or the transaction is not on market terms; and (ii) a person or entity that will become a controlling shareholder as a result of the private placement.

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

We have entered into agreements with each of our current directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by law and our Articles of Association, to the extent that these liabilities are not covered by insurance, all subject to limited exceptions.  Indemnification for any monetary liability incurred by or imposed on a director or officer in favor of a third party is limited to certain events that were determined as foreseeable by our Board of Directors based on our operations, as set forth in the indemnification agreements. Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to all of our directors and offices together based on such indemnification agreements is $5,000,000. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D. Employees

As of December 31, 2023, we had 13 full time employees in PVN and one full time employee in Digiflex, all of whom were located in Israel. As of December 31, 2022, we had 11 full time employees in PVN and one full time employee in Digiflex, all of whom were located in Israel.

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

E. Share Ownership

Beneficial Ownership of Directors and Executive Officers

For information regarding beneficial ownership of our ordinary shares by our directors and executive officers, see “Item 7 A. Major Shareholders and Related Party Transactions — Major Shareholders”.

Share Option Plan

For information on our share option plan, see “Item 6 B. Directors, Senior Management and Employees—Compensation — Share Option Plan”.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 9, 2024, by:

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days as of  May 9, 2024, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 193,649,488 ordinary shares outstanding as of May 9, 2024.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of our shareholders have different voting rights from other shareholders.

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
GTRIMG Investments Ltd.	81,350,931	(1)	39.42%
Legov Ltd.	65,513,136	(2)	30.66%
Teuza – A Fairchild Technology Venture Ltd.	39,123,821	(3)	19.31%
Y.T.Y. Lenny Investments Ltd.	16,552,326	(4)	8.24%

Directors and executive officers:
Dov Farkash, Active Chairman of the Board	969,940	(5)	*
Avi Magid, Chief Executive Officer and Director	3,607,481	(6)	1.81%
Gil Kerbs, Director	—		—
Ido Lapidot, External Director	1,439,522	(7)	*
Limor Magen-Telem, External Director	30,776	(8)	*
Keinan Maman, Director	437,026	(9)	*
Fernando de la Vega, Chief Technology Officer	5,893,094	(10)	2.97%
Evyatar Cohen, Chief Financial Officer	1,916,841	(11)	*
Directors and executive officers as a group (8 persons)	14,294,680	(12)	7.23%

*	Represents less than 1.0% beneficially held.

(1)	Includes (i) 68,643,861 ordinary shares beneficially owned by GTRIMG, a company incorporated under the laws of the State of Israel, which is wholly-owned by TRIMG Communication International Ltd., a company incorporated under the laws of the State of Israel, (“GTRIMG Communication”), which itself is wholly-owned by GTRIMG Ltd., a company incorporated under the laws of the British Virgin Islands (“GTRIMG Ltd.” and together with GTRIMG and GTRIMG Communication, the “GTRIMG Entities”), which itself is wholly-owned by GTRIMG Foundation, a foundation incorporated under the laws of the Principality of Liechtenstein, the beneficiaries of which are Messrs. Talia Zeevi, Rami Zeevi, Yael Zeevi Shoer, Michal Zeevi Bender and Gur Zeevi, and (ii) 12,707,070 ordinary shares issuable upon exercise of outstanding warrants held by GTRIMG currently exercisable or exercisable within 60 days of May 9, 2024.

(2)	Includes (i) an aggregate 45,513,138 ordinary shares held by Legov Ltd., GlenRock Israel Ltd., Insight Capital Ltd. (collectively, the “LR Entities”) and Leon Recanati, and (ii) 19,999,998 ordinary shares issuable upon exercise of outstanding warrants held by Insight Capital Ltd. currently exercisable or exercisable within 60 days of May 9, 2024. Leon Recanati is the beneficial owner of the ordinary shares held by the LR Entities and underlying the warrants held by Insight Capital Ltd.

(3)	Includes (i) 30,195,250 ordinary shares beneficially owned, and (ii) 8,928,571 ordinary shares issuable upon exercise of outstanding warrants currently exercisable or exercisable within 60 days of May 9, 2024.

(4)	Includes (i) an aggregate 9,409,469 ordinary shares held by Y.T.Y. Lenny Investments Ltd. and Sullam Holdings L.R Ltd., and (ii) 7,142,857 ordinary shares issuable upon exercise of outstanding warrants held by Sullam Holdings L.R Ltd. currently exercisable or exercisable within 60 days of May 9, 2024. Lenny Recanati is the beneficial owner of the ordinary shares held by Y.T.Y. Lenny Investments Ltd. and Sullam Holdings L.R Ltd. and the ordinary shares underlying the warrants held by Sullam Holdings L.R. Ltd.

(5)	Represents options to purchase 969,940 ordinary shares currently exercisable or exercisable within 60 days of May 9, 2024.

(6)	Represents options to purchase 3,607,481 ordinary shares currently exercisable or exercisable within 60 days of May 9, 2024.

(7)	Represents options to purchase 1,439,522 ordinary shares currently exercisable or exercisable within 60 days of May 9, 2024.

(8)	Represents options to purchase 30,776 ordinary shares currently exercisable or exercisable within 60 days of May 9, 2024.

(9)	Represents options to purchase 437,026 ordinary shares currently exercisable or exercisable within 60 days as of May 9, 2024.

(10)	Includes (i) 1,336,140 ordinary shares beneficially owned, and (ii) options to purchase 4,556,954 ordinary shares currently exercisable or exercisable within 60 days as of May 9, 2024.

(11)	Represents options to purchase 1,916,841 ordinary shares currently exercisable or exercisable within 60 days as of May 9, 2024.

(12)	See footnotes (5)-(11) above.

Record Holders

Based on the information provided to us by our transfer agent, as of May 9, 2024, 18 registered holders (holding approximately 3.06% of our ordinary shares) were U.S. domiciled holders (including CEDE & Co. as nominee for the Depository Trust Company, which held approximately 1.80% of our outstanding ordinary shares as of said date).

Significant Changes in Ownership of Major Shareholders

To our knowledge, there were no significant changes in the percentage of beneficial ownership held by our major shareholders during 2023.

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

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2023:

Employment and Services Agreements. Employment and services agreements entered into with our executive officers and our Active Chairman, as described above under “Item 6 B. Directors, Senior Management and Employees — Compensation — Employment and Service Agreements with Active Chairman and Executive Officers.”

Indemnification and Exculpation Agreements with Directors and Executive Officers. Customary indemnification and exculpation agreements entered into with our directors and executive officers, as described above under “Item 6 C. Directors, Senior Management and Employees — Board Practices — Exculpation, Insurance and Indemnification of Office Holders.”

Option Agreements with Directors and Executive Officers. Agreements entered into with our directors and executive officers in connection with options granted to them under our 2010 Option Plan, as described above under “Item 6 E. Directors, Senior Management and Employees — Share Ownership — Share Option Plan”. For information regarding beneficial ownership of our ordinary shares by our directors and executive officers, see “Item 7 A. Major Shareholders and Related Party Transactions — Major Shareholders”.

Settlement Agreement with Dolev and Dr. de la Vega. On January 14, 2024, we entered into a settlement agreement with Dolev and Dr. Fernando de la Vega with respect to the aggregate amount owed to Dolev for past services provided to us through Dr. de la Vega under the DBG Services Agreement (the “Settlement Agreement”), pursuant to which (i) effective as of January 1, 2024, the scope of services Dolev shall provide to us through the services of Dr. de la Vega as Chief Technology Officer reduced to 70% (instead of a full-time basis) and Dolev’s monthly fee was reduced to NIS 45,500 (approximately $12,544) plus VAT, and Dr. de la Vega will also be entitled to reimbursement for his actual expenses. (ii) We undertook to pay Dolev a monthly payment of NIS 20,000 (approximately $5,514), as repayment for the debt for past services, until full repayment of the debt (even if Dr. de la Vega retires or his services are terminated). If we shall have financial difficulties resulting in us not making on-going payments to employees, suppliers and service providers, then we may delay the foregoing monthly debt payment until fund raising or until we commence payment to our employees and suppliers and in such case, Dolev will be paid with the first payments that will be made. If no payment is made within nine months from the beginning of such delay, it will be considered a breach of the Settlement Agreement and Dolev may act accordingly. In addition, if any of the officers of the Company commences a claim against us for any debt owed before the aforesaid nine months period, then Dolev may demand immediate payment of the balance of the debt and if not paid, commence a claim for the remaining amount of the debt. (iii) Any outstanding options held by Dr. de la Vega as of the termination of Dolev’s services or Dr. de la Vega’s retirement (whichever is earlier), shall be extended by a period of an additional 36 months from their original expected expiration. (iv) Dolev is entitled to convert all or part of the debt for past services to equity, based on a price per share of $0.07 per share, within the first 18 months following the date of the Settlement Agreement. (v) If we shall raise funds (investors only, excluding grants) exceeding $5.0 million during the first 12 months following the execution of the Settlement Agreement and in any 12-month period thereafter, we will pay Dolev a one-time additional amount on account of the debt for past services equal to 5% for any funds raised exceeding $4 million. (vi) We will pay Dolev the full balance of the debt in any exit event 14 days after such event. The Settlement Agreement will automatically terminate if Dr. de la Vega and/or Dolev files a claim against us for any or all of the debt despite us complying with all terms of the Settlement Agreement.

Investment Agreements with Existing Shareholders. Agreements entered into with certain existing shareholders in connection with private placements of our securities, as described above under “Item 5 B. — Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

For additional information, see Note 12 to our consolidated financial statements for the year ended December 31, 2023, included elsewhere in this annual report on Form 20-F.

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

For information regarding prior legal proceedings, see Note 8.b. to our consolidated financial statements that appear elsewhere in this annual report on Form 20-F.

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

Our ability to distribute dividends also may be limited by Israeli law. The Companies Law restricts our ability to declare dividends. Unless otherwise approved by a court, we can distribute dividends only from “profits” (as defined by the Companies Law), and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they become due. Payment of dividends may also be subject to Israeli withholding taxes. See “Item 10 B. Additional Information - Memorandum and Articles of Association”.

B. Significant Changes.

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2023, until the date of the filing of this annual report.

ITEM 9. The Offer and Listing.

A Offer and Listing Details.

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

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

A copy of our amended and restated articles of association is incorporated by reference attached as Exhibit 1.1 to this annual report. As of December 31, 2023, our authorized share capital consists of 1,200,000,000 ordinary shares, par value NIS 0.01 per share, of which 182,942,418 were issued and outstanding. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this annual report and is incorporated by reference into this annual report.

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

Board of directors

See “Item 6 C. Directors, Senior Management and Employees — Board Practices.”

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

General Meetings of Shareholders and Shareholder Proposals

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in the Articles of Association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power. Our Articles of Association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholder meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four and 21 days prior to the date of the meeting, and in certain circumstances, between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

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

Vote Requirements

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. For special majority requirements under the Companies Law see “Item 6 C. Directors, Senior Management and Employees — Board Practices”. Under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our Articles of Association also provide that a change to the provisions related to the committees of our board of directors, the number of directors, the election or removal of any director from office, the proceedings of our board of directors, mergers and business combinations, the winding up of the Company, and the amendment of our Articles of Association, require the vote of at least 60% of our outstanding share capital having the right to vote, voting in person or by proxy at such general meeting.

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

In addition, under our Articles of Association, the Company shall not engage in any a “business combination” with any “interested shareholder” (as such terms are defined in our Articles of Association) for a period of three years following the time that such shareholder became an interested shareholder, unless (i) prior to such time the Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; or (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our outstanding voting shares at the time the transaction commenced.

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

Borrowing Powers

Pursuant to the Companies Law and our amended articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

For details regarding the approvals required under the Companies Law for the approval of director compensation, see “Item 6 C “Directors, Senior Management and Employees — Board Practices – Fiduciary Duties and Approval of Related Party Transactions under Israeli Law.”

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

Convertible Loan Agreements

For information regarding certain convertible loan agreements that we entered into, all of which convertible loans have matured and (to the extent not converted) were not timely repaid by us due to financial difficulties, see Note 7 to our consolidated financial statements for the year ended December 31, 2023 that appear elsewhere in this annual report on Form 20-F.

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

As of January 1, 2014, dividends distributed from income which is attributed to a “Preferred Enterprise” or to a Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate)) (ii) Israeli resident individuals – 20% (iii) non-Israeli residents (individuals and corporations) – 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In 2017-2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $55 million), and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $138 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Notwithstanding the foregoing, a non-Israeli resident (individual or corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a recognized stock exchange in Israel or outside of Israel will generally be exempt from Israeli capital gain tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel (and with respect to shares listed on a recognized stock exchange outside of Israel, so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985). However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding a certain level, including, but not limited to, dividends, interest and capital gain. Such tax rate was increased to 3% in 2017. Such excess tax is payable on annual income exceeding NIS 663,240 in 2022, NIS 698,280 in 2023 and NIS 721,560 in 2024.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on the corporation’s income, assets, and activities for such year. We have not determined whether we have been a PFIC for 2023 or any previous year. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be classified as a PFIC in any taxable year.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statements by Experts.

Not applicable.

H. Documents on Display.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect this annual report on such website.

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

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

Certain convertible loans that we received from certain lenders during 2017 and onwards matured in accordance with their respective terms and such lenders did not exercise their conversion rights in full prior to their maturity date and therefore, such loans became repayable by us in cash at such time. We did not timely repay such loans due to financial difficulties and therefore, we are currently in default under those convertible loan agreements. As of December 31, 2023, we have recorded a liability in the amount of approximately $1.5 million (including principal and interest) with respect to such convertible loans. For additional information, see Note 7 to the audited consolidated financial statements for the year ended December 31, 2023 included elsewhere in this annual report on Form 20-F.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023 as a result of the material weaknesses identified in our internal control over financial reporting. These material weaknesses are discussed in “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on such assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting is ineffective due to (among other things) the following material weaknesses : (i) significant parts of entity level controls have not been properly designed or implemented, (ii) lack of segregation of duties, (iii) controls’ effectiveness testing was predominantly not performed, among other things due to nonperformance of controls or absence of evidence for controls’ performance, and (iv) non-remediation of material weaknesses identified in prior years.

Due to lack of resources, during 2023, as in previous years, we were unable to implement in any material respect our remediation plans for the material weaknesses identified in prior years. We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies, provided that we have the resources to implement them.

(c) Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert.

Our board has determined that Ms. Limor Magen-Telem, who serves as the chair of our audit committee, is an audit committee financial expert, as defined by the SEC rules. Ms. Magen-Telem is an independent director as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. For Ms. Magen-Telem’s relevant experience, see “Item 6 A. Directors, Senior Management and Employees — Directors and Senior Management”.

ITEM 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Technology Officer, Chief Financial Officer, controller or principal accounting officer or other persons performing similar functions, which is intended to meet the definition of a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. Section 406(c) of the Sarbanes-Oxley Act provides that a “code of ethics” means such standards as are reasonably necessary to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the issuer; and (iii) compliance with applicable governmental rules and regulation.

Our Code of Business Conduct and Ethics is available on our website at www.pvnanocell.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. We will provide a copy of our Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. Principal Accountant Fees and Services.

The consolidated financial statements of P.V. Nano Cell Ltd. as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, appearing in this Annual Report, have been audited by Ziv Haft (BDO Member Firm) (“BDO”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The following table presents the aggregate fees, by categories specified below, for professional services rendered to us by BDO for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022
Audit Fees	$180,000	$135,000
Tax fees	20,000	20,000
Total	$200,000	$155,000

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

Audit Committee Pre-Approval Policies and Procedures

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee pre-approved all auditing and non-auditing services provided to us by BDO for the years ended December 31, 2023 and 2022 and the fees for such services.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policies.

Not applicable.

Item 16K. Cybersecurity.

As of the date of this report, we do not believe that any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions. See Item 3D “Key Information—Risk Factors—Risks Related to Our Business — Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.”

Due to lack of resources, to date we have not invested in processes for management of cybersecurity risks; however, we intend to take appropriate and reasonable steps to implement cybersecurity risk management processes, provided that we have sufficient resources.

PART III

ITEM 17. Financial Statements.

Not Applicable.

ITEM 18. Financial Statements.

Please refer to the consolidated financial statements beginning on page F-1. The following consolidated financial statements, its schedules and related notes are filed as part of this annual report on Form 20-F.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

- - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

P.V. Nano Cell Ltd,

Migdal Ha’Emek, Israel.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of P.V. Nano Cell Ltd. (the “Group”) as of December 31, 2023 and 2022 and the related consolidated statements of comprehensive loss, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As described in Note 1.b to the consolidated financial statements, the Group has suffered recurring losses, negative cash flows from operations since inception and is in default in repayments of its convertible notes and does not have sufficient capital to repay such obligations which are currently due. These factors raise substantial doubt about the Group’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Ziv Haft

Certified Public Accountants (Isr.)

We have served as the Group’s auditor since 2023.

PCAOB ID 1185

Tel Aviv, Israel

May 9, 2024

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash	$629,957	$362,609
Restricted cash	17,164	4,984
Accounts receivables	69,115	110,687
Other current assets	324,657	230,319
Inventory, net	43,157	38,730

Total current assets	1,084,050	747,329

NON-CURRENT ASSETS:
Property and equipment, net	92,899	125,548
Goodwill	3,026,036	3,026,036
Right of use asset	243,376	135,107

Total non-current assets	3,362,311	3,286,691

Total assets	4,446,361	4,034,020

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Trade payables	522,587	508,716
Employees and payroll accruals	693,407	694,709
Accrued expenses and other current liabilities	2,312,275	2,577,711
Convertible loans	1,537,897	1,470,213
Warrants presented at fair value	1,926	—
Current maturity of lease liability	72,959	60,071

Total current liabilities	5,141,051	5,311,420

NON-CURRENT LIABILITIES:
Capital note	40,000	40,000
Warrants presented at fair value	—	15,459
Lease liability, net of current maturity	170,417	75,036

Total non-current liabilities	210,417	130,495

Total liabilities	5,351,468	5,441,915

Commitment and Contingencies (Note 9)

SHAREHOLDERS’ DEFICIT:
Ordinary shares of NIS 0.01 par value - Authorized: 1,200,000,000 as of December 31, 2023 and 2022, respectively; Issued and outstanding: 182,942,418 and 147,134,792 ordinary shares as of December 31, 2023 and 2022, respectively	541,056	441,590
Additional paid in capital	41,332,227	38,856,908
Treasury stocks	(122,482)	(122,482)
Accumulated deficit	(42,655,908)	(40,583,911)

Total shareholders’ deficit	(905,107)	(1,407,895)

Total liabilities and shareholders’ deficit	$4,446,361	$4,034,020

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars

	Year ended December 31,
	2023	2022	2021

Revenues	$478,584	$603,359	$568,704

Cost of revenues	331,466	375,877	271,817
Amortization of intangible assets	—	428,431	428,431

Gross loss (profit)	(147,118)	200,949	131,544

Operating expenses:

Research and development	685,571	705,646	783,665
Less - research and development grants	(405,268)	(437,045)	(315,967)
Research and development, net	280,303	268,601	467,698
Sales and marketing	393,785	566,896	625,031
General and administrative	1,415,632	1,893,179	1,345,495
Intangible asset impairment	—	2,108,117	—

Total operating expenses	2,089,720	4,836,793	2,438,224

Operating loss	1,942,602	5,037,742	2,569,768
Financial expenses (income), net (Note 13)	129,395	(528,195)	(50,904)

Net loss	$2,071,997	$4,509,547	$2,518,864

Net loss per ordinary share:
Basic and diluted net loss per ordinary share	$0.01	$0.03	$0.06

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	166,853,058	129,144,562	44,453,153

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

U.S. dollars

	Ordinary shares
	Number of ordinary shares	Amount	Additional paid-in Capital	Treasury stocks	Accumulated deficit	Total

Balance as of January 1, 2021	26,986,203	$73,403	$20,732,834	$(122,482)	$(33,555,500)	$(12,871,745)

Issuance of ordinary shares in connection with conversion of convertible loans	57,790,416	180,399	12,897,067	—	—	13,077,466
Issuance of additional ordinary shares to former Jet CU shareholders in return for forfeiting their related warrants	5,428,572	16,948	471,959	—	—	488,907
Advance payment on the account of issuing ordinary shares	—	—	350,000	—	—	350,000
Stock based compensation	—	—	458,373	—	—	458,373
Net loss	—	—	—	—	(2,518,864)	(2,518,864)

Balance as of December 31, 2021	90,205,191	$270,750	$34,910,233	$(122,482)	$(36,074,364)	$(1,015,863)

Issuance of ordinary shares in connection with Professional service rendered	75,000	229	6,521	—	—	6,750
Issuance of Ordinary Shares	56,854,601	170,611	3,459,212	—	—	3,629,823
Stock based compensation	—	—	480,942	—	—	480,941
Net loss	—	—	—	—	(4,509,547)	(4,509,547)

Balance as of December 31, 2022	147,134,792	441,590	38,856,908	(122,482)	(40,583,911)	(1,407,895)

Issuance of Ordinary Shares	35,807,626	99,466	2,407,068	—	—	2,506,534
Stock based compensation	—	—	68,251	—	—	68,251
Net loss	—	—	—	—	(2,071,997)	(2,071,997)

Balance as of December 31, 2023	182,942,418	541,056	41,332,227	(122,482)	(42,655,908)	(905,107)

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,071,997)	$(4,509,547)	$(2,518,864)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	48,565	59,278	55,076
Amortization	—	428,431	428,431
Financial expenses (income) in connection with convertible loans	67,684	(167,364)	7,892,632
Change in fair value of warrants and capital note	(13,533)	(91,516)	(8,112,118)
Interest in connection with short term loans	—	819	4,004
Share-based compensation	68,251	480,942	458,373
Restricted shares issued for services	—	6,750	—
Intangible asset impairment	—	2,108,117	—
Change in operating assets and liabilities:
Change in accounts receivable, net	41,572	(64,074)	152,754
Change in other current assets	(94,338)	22,471	(162,681)
Change in inventory, net	(4,427)	29,691	16,822
Change in trade payables	13,871	(117,555)	14,142
Change in employees and payroll accruals	(1,302)	(489,476)	433,313
Change in accrued expenses and other current liabilities	(265,436)	(586,393)	484,690
Total adjustments	(139,093)	1,620,121	1,665,438
Net cash used in operating activities	(2,211,090)	(2,889,426)	(853,426)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(15,916)	(93,168)	(1,869)
Net cash used in investing activities	(15,916)	(93,168)	(1,869)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in in short term bank credit	—	(69,877)	14,032
Proceeds in connection with issuance of ordinary shares	2,506,534	3,395,000	—
Change in in short term loans	—	—	230,000
Proceeds from convertible loans and related warrants	—	—	255,000
Advance payment on the account of issuing ordinary shares	—	—	350,000
Net cash provided by financing activities	2,506,534	3,325,123	849,032

Increase (decrease) in cash and restricted cash	279,528	342,529	(6,263)
CASH AND RESTRICTED CASH AT THE BEGINNING OF THE YEAR	367,593	25,064	31,327

CASH AND RESTRICTED CASH AT THE END OF THE YEAR	$647,121	$367,593	$25,064

SUPPLEMENTAL INFORMATION AND DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Conversion of convertible loans including interest to ordinary shares	$—	$—	$13,077,466
Allocation of the 8,000,000 warrants FV granted to former Jet CU shareholders to the consolidated statement of shareholders’ equity (deficit) as of September 23, 2021 in exchange for 5,428,572 additional ordinary shares	$—	$—	$488,907
Conversion of short-term loans including interest to ordinary shares	—	234,823	—
Right of use asset recognized with corresponding lease liabilities	—	135,107	—

	December 31,
	2023	2022	2021

Cash	$629,957	$362,609	$19,437
Restricted cash	17,164	4,984	5,627

	$647,121	$367,593	$25,064

The accompanying notes are an integral part of the consolidated financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:	GENERAL

a.	P.V. Nano Cell Ltd. (the “Company”) was incorporated in June 2009 under the laws of Israel. The Company along with its three fully owned Israeli subsidiaries: Nano Size Ltd. (“Nano Size”), Digiflex Ltd. (“Digiflex”) and JET CU P.C.B. Ltd. (“Jet CU”), and Digiflex’s fully owned US subsidiary Digiflex Inc (“Inc”), are mainly engaged in developing, manufacturing, marketing and commercializing conductive paste and inks for digital conductive printing applications, mainly screen printing and novel printing technologies for the solar industry. The Company, Nano Size, Digiflex, Jet CU and Inc are jointly defined as the “Group”.

b.	Since its inception, the Group has incurred operating losses, negative cash flows from operations since inception and is in default in repayments of its convertible notes and does not have sufficient capital to repay such obligations which are currently due. During the year ended December 31, 2023, the Group used cash in operating activities of approximately $2.2 million, incurred a net loss of approximately $2.1 million and had a total accumulated deficit of approximately $42.7 million as of December 31, 2023. The Group requires additional financing in order to continue to fund its current operations and to pay existing and future liabilities.

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

Inventories are stated at a lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statements of comprehensive loss as cost of revenues.

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

Long-lived assets of the Group are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group did not record any impairment losses during the years ended December 31, 2023 and 2022.

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

As of December 31, 2019 and onwards, the Group has early adopted the ASU 2017-04 FASB revised guidance of goodwill impairment. Under this guidance, entities that have reporting units with zero or negative carrying amount are no longer required to perform the qualitative assessment. The results of such test as of December 31, 2023 and 2022, were that the fair value was greater than the reporting unit’s negative carrying value and therefore no goodwill impairment was recorded as of this date.

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

As of December 31, 2022, the Group recorded an impairment charge of $2,108,117, which is equal to the technology, net amount that the Group recorded as part of the Digiflex purchase in 2017. The Group has ceased the marketing activities associated with this technology and expects a negative cash-flow throughout its life, which led to such impairment charge of the remaining asset, net as of December 31, 2022.

i.	Revenue Recognition:

The Group generated its revenues primarily from sales of inks and recognizes the revenue primarily at a point in time.

The Group determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer.

●	Identification of the performance obligations in the contract.

●	Determination of the transaction price.

●	Allocation of the transaction price to the performance obligations in the contract.

●	Recognition of revenue when, or as, the Group satisfies a performance obligation.

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

The Group has received research and development funds and grants from the government of Israel and European grants. These amounts are recognized on an accrual basis as a reduction in research and development costs as such costs are incurred.

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

The fair value for options granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	2023	2022	2021

Dividend yield	0%	0%	0%
Expected volatility	80%	80%	80%
Risk-free interest	3.87%-4.80%	3.00%	0.81%
Expected life (in years)	5	5	5

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risks:

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

The Group’s accounts receivables are derived from sales mainly in Israel, Europe and the US. Concentration of credit risk with respect to accounts receivables is limited by ongoing credit evaluation and account monitoring procedures. The Group performs ongoing credit evaluations and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as known disputes, age of the receivable balance and past experience. There was no allowance for doubtful accounts as of December 31, 2023 and 2022. The Group writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense.

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

Severance expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $58,313, $51,554 and $53,389, respectively.

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

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	—	—	$15,459	$15,459
Capital note	—	—	40,000	40,000

Total financial liabilities	—	—	$55,459	$55,459

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrants	—	—	$1,926	$1,926
Capital note	—	—	40,000	40,000

Total financial liabilities	—	—	$41,926	$41,926

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments (cont.):

The following table presents reconciliations for the Company’s liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3):

Level 3

Balance as of January 1, 2021	$8,748,000

Allocation of the 8,000,000 warrants FV granted to former Jet CU shareholders to the consolidated statement of shareholders’ equity (deficit) as of September 23, 2021 in exchange for 5,428,572 additional ordinary shares	(488,907)
Changes in Fair value of warrants and capital note	(8,112,118)

Balance as of December 31, 2021	146,975

Changes in Fair value of warrants and capital note	(91,516)

Balance as of December 31, 2022	55,459

Changes in Fair value of warrants and capital note	(13,533)

Balance as of December 31, 2023	41,926

q.	Basic and diluted net loss per ordinary share:

Basic net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

The total number of ordinary shares related to the outstanding stock options, warrants and conversion of the outstanding convertible loans as of December 31, 2023, aggregated to 35,783,274, 42,324,895 and 15,382,039, respectively, were excluded from the calculations of diluted loss per ordinary share, since it would have an anti-dilutive effect.

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

2.	In August 2023, the FASB issued ASU 2023-05, Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement, which addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statements. The amendments require certain joint ventures to apply a new basis of accounting upon formation by recognizing and initially measuring most of their assets and liabilities at fair value. The objectives of the amendments are to provide decision-useful information to investors and other allocators of capital in a joint venture’s financial statements and also to reduce diversity in practice. ASU 2023-05 is effective for both public and private joint venture entities with a formation date on or after January 1, 2025. Early adoption is permitted. Entities may elect to apply the guidance retrospectively to joint ventures with a formation date prior to January 1, 2025. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures

3.	In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. Specifically, the ASU: 1) Offers private companies, as well as not-for-profit entities that are not conduit bond obligors, a practical expedient that gives them the option of using the written terms and conditions of a common-control arrangement when determining whether a lease exists and the subsequent accounting for the lease, including the lease’s classification and 2) Amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The ASU’s amendments are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this pronouncement on our disclosures.

5.	In December 2023, the FASB issued ASU 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which addresses the accounting and disclosure requirements for certain crypto assets. This ASU requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. The ASU’s amendments are effective for all entities holding assets that meet certain scope criteria for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted for both interim and annual periods. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. We do not expect this pronouncement to have a material impact on our financial statements.

6.	In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Under this ASU, public entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). This ASU’s amendments are effective for all entities that are subject to Topic 740, Income Taxes, for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this pronouncement on our disclosures.

7.	With the exception of the new standards discussed above, there have been no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2023, that are of significance or potential significance to the Group.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:	OTHER CURRENT ASSETS

	December 31,
	2023	2022

Grants expected to receive	$196,650	$34,289
Prepaid expenses (primarily insurance policies)	109,507	108,250
Government authorities	18,500	87,780

	$324,657	$230,319

NOTE 4:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:
Equipment	$429,330	$446,189
Computers	11,060	4,949
Office furniture	17,010	11,949
Leasehold improvements	12,918	22,000

	470,318	485,087

Accumulated depreciation:	377,419	359,539

Property and equipment, net	$92,899	$125,548

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 were $48,565, $59,278 and $55,076, respectively.

NOTE 5:	INTANGIBLE ASSETS, NET

	December 31,
	2023	2022
Cost:
Technology	$—	$4,284,315
Backlog	—	45,996

	—	4,330,311

Accumulated amortization and impairment:
Accumulated amortization	—	2,222,194
Intangible asset impairment	—	2,108,117

	—	4,330,311

Intangible assets, net	$—	$—

Amortization expenses for the years ended December 31, 2023, 2022 and 2021 were none, $428,431 and $428,431, respectively. Furthermore, as of December 31, 2022, the Group recorded an impairment charge of $2,108,117, which equals to the remaining technology net amount. See Note 2.h. for further information.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2023	2022

Government authorities*	$1,271,046	$1,211,885
Professional fees	866,523	959,654
Grants received in advance	—	243,956
Provision for legal claims	42,183	43,477
Other	132,523	118,739

	$2,312,275	$2,577,711

*	Such amount for both December 31, 2023 and 2022 contains primarily liability to the IIA. See Note 8.a.1. for additional information.

NOTE 7:	LOANS AND CONVERTIBLE BRIDGE FINANCING

a.	In August 2017, the Company entered into several Securities Purchase Agreements with new investors and additional existing shareholders (collectively, the “CLA August 2017”), pursuant to which the Company issued and sold to such holders senior secured convertible notes in an aggregate principal amount of $905,555 in consideration for an aggregate subscription amount of $774,400 net of issuance costs of $40,600.

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

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 7:	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

b.

On May 8, 2018, the Company entered into a Share Purchase Agreement with an existing shareholder (collectively, the “CLA May 2018”), pursuant to which the shareholder provided the Company with an 18-month convertible loan in an aggregate principal amount of $170,000 and received from the Company warrants to purchase 170,000 ordinary shares at an exercise price of $0.50 per ordinary share. The loan amount is convertible into ordinary shares at a conversion price of $1.00 per ordinary share. The loan includes a 10% original issue discount and bears interest of 6% per annum. In accordance with the accounting guidance on convertible instruments, the BCF of $15,300 was recognized in additional paid in capital. The warrants may be exercised, in whole or in part, for a period of five (5) years. Such warrants were classified as equity due to their nature, their fair value upon issuance date amounted to $65,718 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.80% risk free rate and 5 expected life in years). The warrants were forfeited during 2023.

The CLA May 2018 was required to be repaid by November 2019. This lender did not exercise its conversion right under the convertible loans prior to the repayment date and therefore, the outstanding amount (principal and interest) became repayable in cash at such time. The Company did not timely repay such loan due to financial difficulties and therefore, the Company is in default under this agreement.

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

The CLA November 2018 was required to be repaid by November 2020. The lenders did not exercise their conversion right under the convertible loans prior to the repayment date and therefore, the outstanding amount (principal and interest) became repayable in cash at such time. The Company did not timely repay the loans due to financial difficulties and therefore, the Company is in default under these agreements.

On September 23, 2021, $25,000 of the amounts outstanding under the CLA November 2018 (principal plus the accrued interest as of that date) was converted into ordinary shares and all the related warrants were cancelled. The remainder of that the amounts outstanding under the CLA November 2018 were not converted and are referred to as the ‘CLA November 2018’ from that date onwards.

d.

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

e.	The fair value of the warrants issued as part of the convertible loan agreements (“CLAs”) along with warrant issued as finder’s fees were bifurcated out of the principal loans. Commencing with the grant dates, the Company calculates the accretion back to the principal amount during the CLAs’ period along with the related interest and record them financial expenses in connection with convertible loans as part of the financial expenses (income), net line item within the statement of operations.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 7:	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

The Company’s CLAs presented as part of its current liabilities as of December 31, 2022 as follows:

Type of CLA	Original principal loans amounts	Additional principal loans provided	Loans already converted	Remaining principal loans amount	Converted through		Loans presented as of December 31, 2022

CLA August 2017(*)	$905,555	$22,322	$(276,211)	$651,666	2020		$861,764	See Note 7.a.
CLA May 2018(*)	170,000	—	—	170,000	2019		241,557	See Note 7.b.
CLA November 2018(*)	225,000	—	(25,000)	200,000	2020	(**)	247,629	See Note 7.c.
CLA August 2019(*)	475,000	—	(375,000)	100,000	2021	(**)	119,263	See Note 7.d.
	$1,775,555	$22,322	$(676,211)	$1,121,666			$1,470,213

(*)	Those CLAs were not repaid on time and therefore were in default as of December 31, 2022. Due to such default, the Company presented those CLAs in their fair value which was equaled to the principal loan plus its accrued interest as of that date.

(**)	Structured as a 24-month convertible loan or less in case of a public offering event.

The Company’s CLAs presented as part of its current liabilities as of December 31, 2023 as follows:

Type of CLA	Original principal loans amounts	Additional principal loans provided	Loans already converted	Remaining principal loans amount	Converted through		Loans presented as of December 31, 2023

CLA August 2017(*)	$905,555	$22,322	$(276,211)	$651,666	2020		$900,864	See Note 7.a.
CLA May 2018(*)	170,000	—	—	170,000	2019		252,891	See Note 7.b.
CLA November 2018(*)	225,000	—	(25,000)	200,000	2020	(**)	259,129	See Note 7.c.
CLA August 2019(*)	475,000	—	(375,000)	100,000	2021	(**)	125,013	See Note 7.d.
	$1,775,555	$22,322	$(676,211)	$1,121,666			$1,537,897

(*)	Those CLAs were not repaid on time and therefore were in default as of December 31, 2023. Due to such default, the Company presented those CLAs in their fair value which was equaled to the principal loan plus its accrued interest as of that date.

(**)	Structured as a 24-month convertible loan or less in case of a public offering event.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties commitments:

1.	The Company has received grants for research and development programs from the IIA. The Company is committed to pay royalties to the IIA at the rate of 3.0% of sales of products and services resulting from know-how financed by the IIA. The amount shall not exceed the grant amount received, linked to the dollar, including accrued interest at the LIBOR rate (subject to certain exceptions under certain circumstances). The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

During the years ended December 31, 2023, 2022 and 2021, the Company accrued royalties in respect to the IIA grants in the amount of $14,107, $16,854 and $11,562, respectively, and the liability to the IIA as of December 31, 2023 aggregated to $32,672, which is recorded within the accrued expenses and other current liabilities line item.

The total grants received by the Company and Nano Size as of December 31, 2023 aggregated to $1,445,622. The Company’s total contingent liability (including interest) as of December 31, 2023, with respect to the IIA grants received, net of royalties paid to the IIA, amounted to $2,054,978.

As of December 31, 2023 and 2022, Digiflex had received grants for research and development programs from the IIA in an aggregate amount of approximately $2.2 million, out of which an amount of approximately $1.1 million had been repaid to the IIA by Jet CU as a result of its sale of IIA funded technology and know-how to a foreign company in January 2018, which sale was authorized by the IIA. The remaining liability at such time (after additional payments) was reduced to approximately $1.0 million and recorded in Jet CU, and as of December 31, 2023, increased to approximately $1.1 million due to accrued interest and change in the NIS vs. USD exchange rate.

2.	On December 15, 2011, the Company entered into a research and development agreement with the Israeli Ministry of Energy (“Ministry”). Pursuant to the agreement, the Ministry agreed to fund up to 62.5% of the Company’s expenses related to an approved program up to a maximum amount of NIS 625,000 ($180,063 based on the exchange rate of $1.00 / NIS 3.471 in effect as of December 31, 2013), out of which the Company received NIS 585,119 ($168,574 based on the exchange rate of $1.00 / NIS 3.471 in effect as of December 31, 2013) as of December 31, 2023, in exchange for the Company’s agreement to pay royalties of 5% plus interest, as detailed in the agreement, of any revenues generated from the intellectual property generated under the program. The Company does not expect to receive further funding under this agreement.

During the years ended December 31, 2023, 2022 and 2021, the Company accrued royalties with respect to the grant from the Ministry in the amount of $1,512, $6,026 and $814, respectively, and the liability to the Ministry as of December 31, 2023, aggregated to $1,512 and was recorded within the accrued expenses and other current liabilities line item.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Royalties commitments (cont.):

As of December 31, 2023, the aggregate contingent liability to the Ministry (including interest), following the payment of royalties up to that date, amounted to NIS 554,289 ($152,823 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023).

3.	In October 2010, the Company entered into a Convertible Bridge Financing Agreement with Israel Electric Corporation (“IEC”) and, as part of the agreement, the Company committed to pay IEC royalties equal to 2% of the total net sales of the Company’s products and service revenues from the product developed and manufactured through this agreement, up to a cap of NIS 8,000,000 ($2,205,679 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023).

During the years ended December 31, 2023, 2022 and 2021, the Company accrued royalties in the amount of $9,572, $11,236 and $7,708, respectively, and the liability as of December 31, 2023 aggregated to $56,483, which was recorded within the accrued expenses and other current liabilities line item.

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

During the years ended December 31, 2023, 2022 and 2021, the Company accrued royalties in the amount of $14,358, $18,100 and $17,061, respectively, and the liability as of December 31, 2023 aggregated to $108,675, which was recorded within the accrued expenses and other current liabilities line item.

5.	In September 2012, the Company entered into a Know-How License Agreement with Fraunhofer Institute for Ceramic Technologies and Systems IKTS (“IKTS”), pursuant to which the Company purchased from IKTS certain additives (the agreement is still active). The Company has the right to receive the production file and knowhow to its chosen manufacturer, in consideration for payment to IKTS of royalties of €25 ($28 based on the exchange rate of $1.00 / €0.90 in effect as of December 31, 2023) per kilogram of the ingredients not manufactured by IKTS. In addition, as of December 31, 2022, the Company is obligated to pay IKTS a minimum annual royalty of €2,000 ($2,222 based on the exchange rate of $1.00 / €0.90 in effect as of December 31, 2023) deductible against royalties.

During the year ended December 31, 2023, 2022 and 2021, the Company recorded royalty expenses in the amount of $2,222, $2,127 and $2,272, respectively and no liability was recorded as of December 31, 2023.

b.	Legal proceedings:

1.	On May 16, 2019, a lawsuit was filed by Yaskawa Europe Technology Ltd. against the Company and Digiflex in Kfar Saba’s Magistrate Court in Israel. On January 19, 2020, the Group settled this claim for a total of NIS 152,997 ($41,182 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023) plus Value Added Tax (“VAT”) but failed to pay such settlement due to financial difficulties. As such, the liability is recorded as a provision for legal claims within the accrued expenses and other current liabilities as of December 31, 2023 and 2022.

2.

On April 25, 2023, a lawsuit aggregated to NIS 405,917 ($111,915 thousand based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023) was filed by one of Digiflex former employees against Digiflex in Nazareth - NofHaGalil District Labor Court in Israel for several alleged claims in connection with his period as an employee of that company (Digiflex was served by such lawsuit only few months subsequently). On September 18, 2023, Digiflex filed a statement of defense and on April 7, 2024, a pre-trial hearing was conducted with no final results. As of the date of this report, the parties are engaged in off the record negotiations in order to reach an amicable settlement. Given the early stage of the proceedings, it is difficult to assess the likelihood of the court granting the claimed restitution and if granted, the extent of damages the plaintiff might receive. As a result, Digiflex did not record any provision as of December 31, 2023.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lease commitments:

The Group has the following lease agreements:

1.	The Company currently leases, through Nano Size, approximately 7,300 square feet of space in Migdal Ha’Emek, Israel for its principal offices and manufacturing facilities at a monthly cost of approximately NIS 18,000 (approximately $4,962 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023). This lease agreement expires on June 30, 2025, and the agreement contains an option of the Company to extend the lease for an additional three (3) years.

2.	Digiflex currently leases approximately 1,200 square feet of space in Migdal Ha’Emek, Israel for its principal office and laboratory at a monthly cost of approximately NIS 5,500 (approximately $1,516 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023). This lease was expired on March 14, 2023, and was renewed in February 2023 for an additional one year and the Company has an option to extend the lease for another year.

3.

Under ASC 842, all leases with durations greater than 12 months, including non-cancellable operating leases, are recognized on the balance sheet. The aggregated present value of lease agreements is recorded as a long-term asset titled right-of-use assets. The corresponding lease liabilities are split between Lease current liability and Lease non-current liability.

Future lease obligations under non-cancellable operating leases as of December 31, 2023, are as follows:

December 31,
2023
(U.S. dollars)

Future lease obligations:
2024	$76,520
2025	64,155
2026	62,405
2027	62,405
2028	31,203
Total Future obligations	$296,688
Less imputed interest	(53,312)
Net present value of future minimum lease obligations	$243,376

Lease liabilities:
Current lease liabilities	$72,959
Non-current lease liabilities	170,417
Net present value of future minimum lease obligations	$243,376

Incremental Borrowing Rate	10.00%

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:	TAXES ON INCOME

a.	Corporate Tax rates:

The Israeli corporate tax rate applicable to the Company, Nano Size and Digiflex commencing 2022 and thereafter is 23%.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

b.	Net operating losses carryforwards:

As of December 31, 2023, the Company and its Israeli subsidiaries have accumulated losses for tax purposes in the amount of $47.5 million which may be carried forward and offset against taxable income for an indefinite period.

c.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2023 and 2022, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

d.	Tax assessments:

Tax reports filed by the Company and its Israeli subsidiaries through the year ended December 31, 2019 are considered final.

e.	Deferred taxes on income:

Significant components of the Group’s deferred tax assets are as follows:

	December 31,
	2023	2022
Deferred tax assets
Operating loss carry forward	$10,917,801	$10,579,957
Temporary differences	179,381	189,099
	11,097,182	10,769,056
Deferred tax liability
Beneficial conversion feature	(99,790)	(99,790)

Total deferred tax, net	10,997,392	10,669,266

Valuation allowance	(10,997,392)	(10,669,266)

Net deferred tax assets	$—	$—

The net change in the total valuation allowance for the year ended December 31, 2023 related primarily to an increase in deferred taxes calculated on the operating loss carry forward. In assessing the likelihood that deferred tax assets will be realized, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carry forwards are deductible.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2023	2022	2021

Loss before tax benefit	$(2,071,997)	$(4,509,547)	$(2,518,864)

Statutory tax rate	23%	23%	23%

Income tax benefit	476,559	1,037,196	579,339
Effect of:
Losses and timing differences for which valuation allowance was provided, net	(328,126)	(438,612)	(463,784)
Non-deductible expenses and other permanent differences	(64,959)	(624,299)	(196,980)
Other	(83,474)	25,715	81,425

Income tax expense recognized in profit or loss	$—	$—	$—

NOTE 10:	SHARE CAPITAL

a.	Ordinary shares:

The share capital as of December 31, 2023 and 2022 is comprised of ordinary shares of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023) par value as follows:

	Number of ordinary shares		Number of ordinary shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	December 31, 2023		December 31, 2022

Ordinary shares	1,200,000,000	182,942,418	1,200,000,000	147,134,792

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:	SHARE CAPITAL (Cont.)

b.	Issuance of ordinary shares:

During the year ended December 31, 2022, the Company issued 56,929,601 shares, which occurred as part of the following transactions and events:

1.

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

2.	In June 2022, the Company issued 75,000 ordinary shares to one of the Company’s service providers. The Company recorded an expense of $6,750 for the year ended December 31, 2022 in connection with the issuance of those restricted ordinary shares.

3.	As of December 31, 2022 the Company completed $975,000 part of an internal round and as a result issued 13,928,570 Ordinary Shares and warrants to purchase 27,857,140 Ordinary Shares. Such amount was part of a $2.8 million internal round. See section 4. below for further information.

During the year ended December 31, 2023, the Company issued 35,807,626 shares, which occurred as part of the following transactions and events:

4.

Commencing September 2022 through August 2023, the Company and six (6) existing Company shareholders entered into definitive agreements relating to a private placement of the Company’s ordinary shares, par value NIS 0.01 per share for aggregate gross proceeds to the Company of $2.68 million. This amount was broken into two (2) separate consideration:

A.    First $1.0 million – For this consideration the Company issued units, each one comprised of (i) one (1) Ordinary Share, and (ii) a warrant to purchase an additional two (2) Ordinary Shares, exercisable through the earlier of (i) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per Ordinary Share of at least $0.20 and (ii) the second anniversary of the issuance of such warrant, in each case at a per share exercise price of $0.07.

B.    Remainder investment ($1.68 million) – For this consideration, the Company issued Ordinary shares at a share price of $0.07.

As a result, the Company issued 14,285,712 shares and granted 28,571,425 warrants for the first $1.0 million, 13,928,570 shares and 27,857,140 warrants out of those were issued during the year ended December 31, 2022 since the investment for those ($975,000) received during that year and issued 24,021,914 ordinary shares during the year ended December 31, 2023.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:	SHARE CAPITAL (Cont.)

b.	Issuance of ordinary shares (cont.):

5.

Commencing September 2023, the Company and five (5) existing Company shareholders entered into definitive agreements relating to a private placement of the Company’s ordinary shares, par value NIS 0.01 per share for aggregate proceeds to the Company of $1.86 million, under the following terms:

Initially, the Company is offering to qualified accredited investors units of its securities for aggregate gross proceeds to the Company of up to $1.4 million (the “Initial Offering”), where each unit is comprised of: (i) one (1) ordinary share par value NIS 0.01 per share and (ii) a warrant to purchase an additional one (1) ordinary share, exercisable at any time until the second anniversary of the issuance of such warrant, at a per share exercise price of $0.07, at a per Unit purchase price of $0.07. The Initial Offering shall be closed by no later than the close of business on September 30, 2023, at which time the Initial Offering will terminate. This date was subsequently extended to February 29, 2024. Under the subscription agreements entered into to date with the Investors, the Investors undertook to invest an aggregate $1,100,000 in this offering, of which the Company have received an aggregate $1,089,495 as of the date of this report.

Following the closing of the Initial Offering, the Company is offering to qualified accredited investors additional units of its securities for aggregate gross proceeds to the Company of up to $1.4 million (the “Follow on Offering”), where each unit is comprised of (i) one (1) ordinary share par value NIS 0.01 per share, and (ii) a Warrant to purchase an additional one (1) ordinary share, exercisable at any time until the second anniversary of the issuance of such Warrant, at a per share exercise price of $0.07, subject to adjustment, at a per Unit purchase price of $0.07. The Follow on Offering shall be closed by no later than the close of business on March 31, 2024, at which time the Follow on Offering will terminate. This date was subsequently extended to May 31, 2024. Under the subscription agreements entered into to date with the Investors, the Investors undertook to invest an aggregate $760,000 in this offering, of which the Company have received an aggregate $460,000 as of the date of this report.

As of December 31, 2023 the Company received $800,000 on the account of the first offering and as a result issued 11,428,570 shares and warrants. Commencing January 1, 2024 until the date of this report, the Company collected additional $749,495 as part of this finance round.

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

The vesting terms of the options are determined by the Board and can vary from grant to grant. Options vest over a period of zero to four years from date of grant. Any options that are cancelled or forfeited before expiration become available for future grants. The options may be exercised for a period of seven years from the grant.

1.	On June 1, 2021, the Company granted 2,003,436 options to its former Chief Executive Officer with three (3) years vesting and an exercise price of $0.17 per share. The fair value of those options on their grant date aggregated to $403,725. Such exercise price was modified to $0.07 on April 28, 2022. This Chief Executive Officer notified the Company on July 1, 2022 of his resignation from his role.

2.	On July 19, 2021, the Company’s Board of Directors increased the options pool by additional 5,000,000 ordinary shares, such that 23,783,274 ordinary shares were reserved for issuance under the plan following such increase.

3.	In May 2022, the Company granted an aggregate 2,600,000 options to two new directors with four (4) years vesting and an exercise price of $0.07 per share. One of those directors resigned from his role on January 1, 2023. The fair value of the options for the director who remained within the Company on their grant date aggregated to $3.

4.	During the year ended December 31, 2022, the Company awarded 5,249,758 options to its new Chief Executive Officer. 4,000,000 out of those were granted during 2022 and the remainder (1,249,758 options) were granted during 2023 in conjunction with increasing the options pool. The fair value of those options on their grant date aggregated to $155,845. See Note 13.d. for additional information.

5.	During the year ended December 31, 2023, the Company granted 4,549,564 options to its Directors and Officers. The fair value of those options on their grant date aggregated to $50,524.

6.	On September 26, 2023, the Company’s Board of Directors increase the options pool by additional 12,000,000 options, reached to 35,783,274 following such increase.

7.	The total number of ordinary shares available for future grants under the Company’s 2010 Option Plan as of December 31, 2023 and 2022 was 11,948,527 and 1,515,516, respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:	SHARE CAPITAL (Cont.)

d.	Stock option plan (cont.):

8.	A summary of the Company’s option activities and related information for the year ended December 31, 2022, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic- value

Outstanding as of January 1, 2022	18,323,222	$0.12
Granted	6,600,000	0.07
Forfeited	(2,655,464)	0.10

Outstanding as of December 31, 2022	22,267,758	$0.11	4.66	$—

Exercisable as of December 31, 2022	15,999,078	$0.12	4.00	$—

9.	A summary of the Company’s option activities and related information for the year ended December 31, 2023, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic- value

Outstanding as of January 1, 2023	22,267,758	$0.11
Granted	5,799,322	0.07
Forfeited	(4,232,333)	0.14

Outstanding as of December 31, 2023	23,834,747	0.09	4.47	$—

Exercisable as of December 31, 2023	15,521,065	0.09	3.53	$—

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:	SHARE CAPITAL (Cont.)

d.	Stock option plan (cont.):

10.	The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2022 have been classified into exercise prices as follows:

Exercise price	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)

$0.03	4,451	1.8	4,451	1.8
0.068	13,728,037	4.0	13,649,773	4.0
0.07	7,303,436	6.5	1,113,020	5.4
0.27	739,000	3.0	739,000	3.0
0.34	8,020	0.9	8,020	0.9
0.92	455,501	1.5	455,501	1.5
$5.73	29,313	0.9	29,313	0.9
	22,267,758		15,999,078

As of December 31, 2022, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $143,176 and is expected to be recognized over a weighted average period of 1.29 years.

11.	The options granted to officers, directors, employees, consultants and service providers of the Company which were outstanding as of December 31, 2023 have been classified into exercise prices as follows:

	Outstanding		Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)

$0.03	4,451	0.8	4,451	0.8
0.068	11,175,162	3.0	11,175,162	3.0
0.07	11,767,134	6.1	3,453,452	5.6
0.27	541,500	1.9	541,500	1.9
$0.92	346,500	1.0	346,500	1.0
	23,834,747		15,521,065

As of December 31, 2023, the total compensation cost related to options granted to employees, consultants and service providers, not yet recognized, amounted to $100,721 and is expected to be recognized over a weighted average period of 1.01 years.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:	SHARE CAPITAL (Cont.)

e.	Stock based compensation were recorded as follows:

	Year Ended December 31,
	2023	2022	2021

Research and Development	$41	$130,637	$147,696
Sales and Marketing	—	30,804	47,031
General and Administrative	68,210	319,501	263,646

	$68,251	$480,942	$458,373

f.	The Company’s outstanding warrants classified as equity

The Company’s outstanding warrants classified as equity as of December 31, 2022 are as follows:

Outstanding	Issuance year	Exercise price			Exercisable through

117,209	2009	$	(*	)	Exit event	(**)
59,384	2013		0.92		2023	(**)
170,000	2018		0.50		2023	(**)
200,001	2018		0.50		2023	(**)
27,857,140	2022		$0.07		2024(***)	See Note 10.b.4.

28,403,734

(*)	Represents an amount lower than $0.01.

(**)	Issued in connection with the 2018, 2013 and 2009 arrangements.

(***)	The earlier of (i) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per Ordinary Share of at least $0.20 and (ii) the second anniversary of the issuance of such warrant.

The Company’s outstanding warrants classified as equity as of December 31, 2023 are as follows:

Outstanding	Issuance year	Exercise price			Exercisable through

117,209	2009	$	(*	)	Exit event	(**)
28,571,425	2022		0.07		2024(***)	See Note 10.b.4.
11,428,570	2023		$0.07		2025	See Note 10.b.5.

40,117,204

(*)	Represents an amount lower than $0.01.

(**)	Issued in connection with a 2009 arrangement.

(***)	The earlier of (i) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per Ordinary Share of at least $0.20 and (ii) the second anniversary of the issuance of such warrant.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	Warrants presented at fair value

The Company’s outstanding warrants classified as a liability as of December 31, 2022 are as follows:

Outstanding	Exercise price		Issuance year	Exercisable through	Fair value

120,000	$0.92	(*)	2014	(***)	$1	(****)
675,926	(**	)	2017	2024	14,785	(****)
1,411,765	0.17		2019	2024	673	(****)

2,207,691					$15,459	(*****)

(*)	Subject to changes as describe in the agreement.

(**)	Less than $0.01.

(***)	M&A or qualified public offering as described in the agreement.

(****)	Issued in connection with the 2019, 2017 and 2014 arrangements.

(*****)	Contains warrants presented at fair value within non-current liabilities.

The Company’s outstanding warrants classified as a liability as of December 31, 2023 are as follows:

Outstanding	Exercise price		Issuance year	Exercisable through	Fair value

120,000	$0.92	(*)	2014	(***)	$—	(****)
675,926	(**	)	2017	2024	1,926	(****)
1,411,765	0.17		2019	2024	—	(****)

2,207,691					$1,926	(*****)

(*)	Subject to changes as describe in the agreement.

(**)	Less than $0.01.

(***)	M&A or qualified public offering as described in the agreement.

(****)	Issued in connection with the 2019, 2017 and 2014 arrangements.

(*****)	Contains warrants presented at fair value within current liabilities.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:	RELATED PARTIES

a.	Employment or Service Agreements with Dr. Fernando de la Vega, the Company’s Chief Technology Officer:

On September 9, 2009, the Company entered into a services agreement, as amended in November 2018 (“DBG Services Agreement”), with Dr. de la Vega’s wholly-owned service company, Dolev Bar-Guy Consulting and Management Ltd. (“DBG”), pursuant to which Dr. de la Vega provided us management services as the Company’s chief executive officer through June 1, 2021, at which time he resigned from such position and assumed the position as Chief Technology Officer, under the same terms and conditions according to the DBG Services Agreement. Pursuant to the terms of the DBG Services Agreement, Dr. de la Vega is currently entitled to a monthly consultancy fee in the amount of NIS 65,000 ($17,921 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023) plus VAT and car allowance in the amount of NIS 2,500 ($689 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023) plus VAT per month plus reimbursement for fuel expenses and tolls. The liability towards DBG as of December 31, 2023 and 2022 aggregated to NIS 1,838,823 ($506,981 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023) plus VAT and 1,838,300 ($522,392 based on the exchange rate of $1.00 / NIS 3.519 in effect as of December 31, 2022) plus VAT, respectively, and was recorded as part of the Employees and payroll accruals line item within the current liabilities. Dr. de la Vega may terminate the DBG Services Agreement at any time for any reason upon a three (3) months’ prior written notice. If the Company wishes to terminate the DBG Services Agreement, other than as a result of Dr. de la Vega’s breach of his terms of office, the Company shall be required to provide a six (6) months’ prior written notice (provided that if the termination is up to 12 months following an exit event, 24 months’ prior written notice is required; between 12 and up to 24 months following an exit event, 12 months’ prior written notice is required and between 24 months and up to 36 months following an exit event, 6 months’ prior written notice is required). On December 21, 2023 the Company granted Mr. de la Vega an additional options to purchase 549,358 ordinary shares under our 2010 Option Plan, at an exercise price of $0.07 per share, vesting over twelve quarters from December 21, 2023.

In addition, Dr. de la Vega is entitled to receive (none of which were received so far):

1.	An annual cash bonus in an amount equivalent to up to four (4) times his monthly service fee, plus VAT, based on achievement of certain performance targets which are determined by our compensation committee and the board of directors on an annual basis.

2.	A special one-time bonus in an amount equivalent to six times his monthly service fee, plus VAT upon the occurrence of an Exit Event (as described below), provided that the Company’s pre-money valuation shall be at least $50,000,000 at the closing of such transaction or within 12 months following such closing.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:	RELATED PARTIES (Cont.)

a.	Employment or Service Agreements with Dr. Fernando de la Vega, the Company’s Chief Technology Officer (cont.):

3.	An equity-based award upon the occurrence of an Exit Event, in accordance with the following calculation:

(i)	0.5% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $30,000,000 but less than $40,000,000;

(ii)	1.25% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $40,000,000 but less than $50,000,000;

(iii)	2.0% of the Company’s share capital on a fully diluted basis, if the Company’s pre-money valuation shall be equal to or higher than $50,000,000.

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

To date, the Company has not pay or record any bonus to DBG.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:	RELATED PARTIES (Cont.)

b.	Consultancy Agreement with Dov Farkash, the Company’s Active Chairman:

On April 19, 2020, an Active Chairman Agreement (the “Chairman Agreement”) with Exoro Ltd. (“Exoro”), a company wholly owned by Mr. Dov Farkash. The Chairman Agreement provides that Exoro, through Mr. Farkash is to provide certain services to us as active chairman, focusing on go-to-market strategy. The Company agreed to enter into an indemnification agreement with Mr. Farkash and to include him in the Company’s directors’ and officers’ liability insurance. Mr. Farkash has agreed not to provide any services that would conflict with or complete with the Company. The Company agreed to pay a monthly service fee of NIS 40,000 ($11,028 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023) plus VAT to Exoro. The Company granted to Mr. Farkash options to purchase 939,164 ordinary shares under our 2010 Option Plan, in accordance with the Company’s director compensation plan, at an exercise price of $0.068 per share, vesting over three (3) years from April 19, 2020, with one-third vesting after one year and the remainder monthly over a 24-month period. Exoro was entitled to reimbursement of expenses in connection with the provision of the services and was provided a budget of $10,000/month for travel. The term of the Chairman Agreement was for four (4) months, and the Company has a right to renew the agreement for an additional nine months, which was utilized. Either party could terminate upon 45 days prior written notice. The Chairman Agreement could also be terminated by the Company for Cause (as defined in the Chairman Agreement). The Company paid Exoro most (but not all) of the compensation due for Mr. Farkash’s foregoing service as Active Chairman and have recorded a monthly expense for the unpaid balance of the service fee to Exoro as a liability in the Company’s consolidated balance sheet. At the annual general meeting of our shareholders held in December 21, 2023, the Company’s shareholders ratified and approved the extension of the Chairman Agreement between the Company and Exoro, effective as of the expiration of the Chairman Agreement and so long as Mr. Farkash shall serve as Active Chairman of the Board of Directors. On December 21, 2023 the Company granted Mr. Farkash an additional options to purchase 184,654 ordinary shares under our 2010 Option Plan, at an exercise price of $0.07 per share, vesting over twelve quarters from December 21, 2023.

c.	Consultancy Agreement with Avi Magid, the Company’s new Chief Executive Officer:

On July 19, 2022, the Company announced the appointment of Mr. Avi Magid as the Company’s Chief Executive Officer. In connection with being named as the Company’s Chief Executive Officer, on November 7, 2022, the Company and Mr. Magid executed an employment agreement with the Company which continued in effect through the close of business on the day of the annual general meeting of shareholders of the Company which occurred on December 19, 2022 (“Annual Meeting”). The principal component of such agreement was a gross monthly salary with an aggregate monthly cost to the Company of NIS 60,000 ($16,542 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023), retroactive to August 1, 2022. Under the terms of the new employment agreement, as approved at the Annual Meeting, Mr. Magid is entitled to a gross monthly salary of NIS 60,000 ($16,542 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023). At Mr. Magid’s option, the Company leases a vehicle for Mr. Magid or, alternatively, may add an amount equal to the vehicle costs as additional salary to Mr. Magid, provided that the total payroll will be in accordance with the limitation of the Compensation Policy. Mr. Magid was also awarded options under the Company’s 2010 Option Plan for an aggregate of 5,249,758 Ordinary Shares, exercisable at a per share exercise price of $0.07 and scheduled to vest as follows: one third (1/3) on August 1, 2023, the first anniversary of the employment start date, and the balance thereafter in equal monthly instalments at the end of each month, subject to his continued employment with the Company; provided, that as the number of reserved shares under the Company’s 2010 Option Plan was not sufficient to support the grant in its totality at the time of the Annual Meeting, options for only 4,000,000 shares were awarded and the balance of the grant (i.e., 1,249,758 options) shall be completed at such time as the number shares available for issuance under the Company’s option plan shall have been increased, and such remaining options, once granted, will vest according to the vesting schedule referenced above.  Under the agreement, Mr. Magid is also entitled to the following: (i) manager’s insurance under Israeli law to which the Company contributes amounts equal to (a) 8.33% for severance payments, and 6.5%, or up to 7.5% (including disability insurance) designated for premium payment (and Mr. Magid contributes an additional 6%) of each monthly salary payment, and (b) 7.5% of his salary (with Mr. Magid contributing an additional 2.5%) to an education fund, a form of deferred compensation program established under Israeli law. The employment agreement contains (i) customary confidentiality obligations which are not limited by the term of the agreement, (ii) certain non-compete provisions during the term of the agreement and twelve (12) months thereafter and (iii) certain non-solicitation provisions during the term of the agreement and for one year thereafter. Either party may terminate the employment agreement at any time upon one month’s prior notice. On December 21, 2023 the Company granted Mr. Magid an additional options to purchase 645,854 ordinary shares under our 2010 Option Plan, at an exercise price of $0.07 per share, vesting over twelve quarters from December 21, 2023.

d.	See Notes 7.c., 10.b.1., 10.b.3., 10.b.4. and 10.b.5. for additional related party transactions.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2023	2022	2021

Financial (income):
Change in fair value of warrants and capital note presented at fair value	$(13,533)	$(91,516)	$(8,112,118)
Interest and change in fair value in connection with convertible loans	—	(167,364)	—
Foreign exchange income, net	(22,777)	(354,725)	—

Financial expenses:
Interest, accretion back and change in fair value in connection with convertible loans	67,684	—	7,892,632
Foreign exchange loss, net	—	—	44,270
Other	98,021	85,410	124,312

	$129,395	$(528,195)	$(50,904)

NOTE 14:	DISAGGREGATED REVENUES

Geographic information:

Revenues reported in the consolidated financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Year ended December 31,
	2023	2022	2021

Spain	$231,833	$355,274	$78,960
Israel	123,368	145,472	129,976
United states	33,546	43,614	194,489
Japan	34,861	17,560	7,350
Germany	32,540	8,548	83,317
Other	22,436	33,071	74,612

	$478,584	$603,359	$568,704

NOTE 15:	CONCENTRATION RISK

Major customers are defined as those from whom the Group derives at least 10% of its consolidated revenues consolidated accounts receivable.

During the years ended December 31, 2023, 2022 and 2021, consolidated revenues from the major customers reflected 72% (two customers), 77% (two customers) and 45% (three customers) of the total consolidated revenues, respectively.

As of December 31, 2023 and 2022, consolidated accounts receivable from the major customers reflected 49% (one customer) and 71% (two customers), respectively.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 16:	SUBSEQUENT EVENT

a.	Commencing January 1, 2024, the Company received additional amounts on account of the current finance round, see Note 10.b.5. for additional information

b.	On January 14, 2024, the Company entered into a settlement agreement with Dolev and Dr. Fernando de la Vega with respect to the aggregate amount owed to Dolev for past services provided to the Company through Dr. de la Vega under the DBG Services Agreement (the “Settlement Agreement”), pursuant to which (i) effective as of January 1, 2024, the scope of services Dolev shall provide to us through the services of Dr. de la Vega as Chief Technology Officer reduced to 70% (instead of a full-time basis) and Dolev’s monthly fee was reduced to NIS 45,500 ($12,544 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023) plus VAT, and Dr. de la Vega will also be entitled to reimbursement for his actual expenses. (ii) The Company undertook to pay Dolev a monthly payment of NIS 20,000 ($5,514 based on the exchange rate of $1.00 / NIS 3.627 in effect as of December 31, 2023), as repayment for the debt for past services, until full repayment of the debt (even if Dr. de la Vega retires or his services are terminated). If the Company shall have financial difficulties resulting in not making on-going payments to employees, suppliers and service providers, then the Company may delay the foregoing monthly debt payment until fund raising or until the Company commence payment to its employees and suppliers and in such case, Dolev will be paid with the first payments that will be made. If no payment is made within nine (9) months from the beginning of such delay, it will be considered a breach of the Settlement Agreement and Dolev may act accordingly. In addition, if any of the officers of the Company commences a claim against the Company for any debt owed before the aforesaid nine (9) months period, then Dolev may demand immediate payment of the balance of the debt and if not paid, commence a claim for the remaining amount of the debt. (iii) Any outstanding options held by Dr. de la Vega as of the termination of Dolev’s services or Dr. de la Vega’s retirement (whichever is earlier), shall be extended by a period of an additional 36 months from their original expected expiration. (iv) Dolev is entitled to convert all or part of the debt for past services to equity, based on a price per share of $0.07, within the first 18 months following the date of the Settlement Agreement. (v) If the Company shall raise funds (investors only, excluding grants) exceeding $5.0 million during the first 12 months following the execution of the Settlement Agreement and in any 12-month period thereafter, the Company will pay Dolev a one-time additional amount on account of the debt for past services equal to 5% for any funds raised exceeding $4.0 million. (vi) The Company will pay Dolev the full balance of the debt in any exit event 14 days after such event. The Settlement Agreement will automatically terminate if Dr. de la Vega and/or Dolev files a claim against the Company for any or all of the debt despite us complying with all terms of the Settlement Agreement.

ITEM 19. Exhibits.

Exhibit No.	Exhibit Description
1.1(1)	Articles of Association of P.V. Nano Cell Ltd.
2.1(1)	Description of Securities
4.1(2)	Agreement, dated December 15, 2011, by and between P.V. Nano Cell Ltd. and the Ministry of National Infrastructures, Energy and Water Resources.
4.2(2)	Share Purchase Agreement, effective November 29, 2009, by and among the shareholders of Nano Size Ltd. and P.V. Nano Cell Ltd.
4.3(2)	Capital Note of IP Bank International (Suzhou) Co., Ltd., dated November 26, 2014
4.4(2)	Agreement, dated September 9, 2009, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.5(2)	First Addendum to the Consultancy Agreement, dated April 9, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.6(2)	Second Addendum to the Consultancy Agreement, dated May 23, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd.
4.7(3)	P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
4.8(4)	Securities Purchase Agreement, dated August 16, 2017, by and between P.V. Nano Cell Ltd. and Alpha Capital Anstalt
4.9(4)	Warrant executed in favor of Amnon Mendelbaum and Steven Zadka
4.10(4)	Share Purchase Agreement, dated May 8, 2018, by and between P.V. Nano Cell Ltd. and Slobel NV
4.11(4)	Consultancy Agreement, dated November 12, 2017, by and between P.V. Nano Cell Ltd. and Evyatar Cohen
4.12(5)	Amendment No. 1 to P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original)
4.13(6)	Form of Subscription Agreement, by and between P.V Nano Cell Ltd. and certain Investors ($3.0 million private placement)
4.14(6)	Active Chairman Agreement dated April 19, .2020 between P.V. Nano Cell Ltd. and Exoro Ltd.
4.15(1)	Form of Subscription Agreement, by and between P.V Nano Cell Ltd. and certain Investors ($2.68 million private placement)
4.16	Form of Subscription Agreement, by and between P.V Nano Cell Ltd. and certain Investors (up to $2.8 million private placement)
4.17(1)	Compensation Policy for Executive Officers and Directors
8.1(7)	List of Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended
13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Filed as an exhibit to our annual report on Form 20-F for the 2022 fiscal year filed with the SEC on May 15, 2023.

(2)	Filed as part of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 2, 2015 (File No. 333-206723).

(3)	Filed as part of our annual report on Form 20-F for the 2018 fiscal year filed with the Securities and Exchange Commission on May 15, 2019.

(4)	Filed as part of our annual report on Form 20-F for the 2017 fiscal year filed with the Securities and Exchange Commission on May 15, 2018.

(5)	Filed as part of our annual report on Form 20-F for the 2019 fiscal year filed with the Securities and Exchange Commission on April 29, 2021.

(6)	Filed as part of our annual report on Form 20-F for the 2020 fiscal year filed with the Securities and Exchange Commission on May 16, 2022.

(7)	Filed as part of our annual report on Form 20-F for the 2021 fiscal year filed with the Securities and Exchange Commission on June 21, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

P.V. Nano Cell Ltd.

By:	/s/ Avi Magid
Avi Magid
Chief Executive Officer

Date: May 9, 2024